As filed with the Securities and Exchange Commission on April 4, 2025
Registration No. [333-___]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Aebi Schmidt Holding AG
(Exact name of registrant as specified in its charter)

Switzerland (State or other jurisdiction of incorporation or organization)	3531 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Schulstrasse 4
CH-8500 Frauenfeld, Switzerland
+41 44-308-5800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
ASH North America, Inc.
201 MB Lane
Chilton, WI 53014
+1 800-558-5800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:

Jake Brown Travis Gering Wuersch & Gering LLP 100 Wall Street, 10th Floor New York, New York 10005 (212) 509-5050	Joshua Sherbin Chief Legal, Administrative and Compliance Officer The Shyft Group, Inc. 41280 Bridge St. Novi, Michigan 48375 (517) 543-6400	James Dougherty Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement on Form S-4 becomes effective and all other conditions to the proposed merger described in the enclosed proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 4, 2025
YOUR VOTE IS VERY IMPORTANT
[_____________], 2025

To our shareholders:
We are pleased to invite you to attend a special meeting (the “Special Meeting”) of shareholders of The Shyft Group, Inc., a Michigan corporation (“Shyft”), to be held virtually on [__________], 2025, at [____], Eastern Time. As previously announced, on December 16, 2024, Shyft, Aebi Schmidt Holding AG, a Swiss stock corporation (Aktiengesellschaft) (“Aebi Schmidt”), ASH US Group, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Holdco (“Merger Sub”), entered into that certain Agreement and Plan of Merger, dated as of December 16, 2024 (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Shyft (the “Merger”), with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.
Shyft & Aebi Schmidt – A Highly Strategic Transaction
The Merger will combine Aebi Schmidt’s specialty vehicle products and services (including commercial truck upfitting, snow and ice clearing, street sweeping and pavement marking, airport snow and ice clearing, and agricultural solutions) with Shyft’s manufacturing, assembly, and upfit for the commercial, retail, and service specialty vehicle markets to create a full suite of offerings for both companies’ customers. The combined company will benefit from a scaled platform in the attractive North American market, complemented by a strong European presence, and an enhanced financial profile to support profitable growth and to deliver additional value to shareholders.
At the upcoming Special Meeting, we are asking for your support on a proposal, among other related proposals described below, to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, which we discuss in more detail in the following pages. On December 15, 2024, the Board of Directors of Shyft (our “Board”) held a meeting at which the directors present at such meeting unanimously determined that the Merger Agreement, and the transaction contemplated thereby, are fair to and in the best interests of Shyft and our shareholders. All directors of our Board were present at such meeting other than Mark Rourke.
Shyft’s History of Commitment
Shyft is a North American company active in specialty vehicle manufacturing, assembly, and upfit for the commercial, retail, and service specialty vehicle markets. Shyft brings a 50-year legacy serving its customers, which include first-to-last mile delivery companies across vocations, federal, state, and local government entities; the trades; and utility and infrastructure segments. Shyft is organized into two core business units: Shyft Fleet Vehicles and Services™ and Shyft Specialty Vehicles™. Today, its family of brands include Utilimaster®, Blue Arc™ EV Solutions, Royal® Truck Body, DuraMag® and Magnum®, Strobes-R-Us, Spartan® RV Chassis, Builtmore Contract Manufacturing™, and Independent Truck Upfitters. Shyft and its go-to-market brands are well known in their respective industries for quality, durability, and first-to-market innovation. Shyft employs approximately 2,900 employees and contractors across campuses, and operates facilities in Arizona, California, Florida, Indiana, Iowa, Maine, Michigan, Missouri, Pennsylvania, Tennessee, Texas, and Saltillo, Mexico. Shyft reported sales of $786,000,000 in 2024.
The Proposed Transaction
At the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt. At the Effective Time, each share of Shyft common stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft common stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt common stock, subject to any adjustments and withholdings described in the Merger Agreement.

The combined company will retain the name “Aebi Schmidt Holding AG” and will be headquartered at Aebi Schmidt’s current corporate office. As of the consummation of the Merger (the “Closing”), Aebi Schmidt’s common stock will be listed on the Nasdaq Global Select Market. The combined company will be a Swiss-domiciled stock corporation, headquartered in Switzerland, with a strong presence and significant footprint in the U.S. As a result of the Merger, the holders of (a) Shyft common stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of the common stock of the combined company on a pro forma basis and (b) Aebi Schmidt common stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of the common stock of the combined company on a pro forma basis.
The Special Meeting
At the Special Meeting, you will be asked to vote on:
•
a proposal to approve (a) the Merger Agreement, which agreement is further described in this proxy statement/prospectus in the section entitled “The Merger Agreement” and a copy of which is attached to this proxy statement/prospectus as Annex A, and (b) the transactions contemplated thereby, including the Merger (such proposal, the “Merger Proposal”);

•
a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Shyft’s named executive officers that is based on or otherwise relates to the Merger (the “Advisory Compensation Proposal”); and

•
a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, including to solicit additional proxies, in the event that there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal or the Advisory Compensation Proposal (such proposal, the “Adjournment Proposal”).

Approval of the Merger Proposal, in accordance with the Restated Articles of Incorporation of Shyft, the Second Amended and Restated Bylaws of Shyft and the Business Corporation Act of the State of Michigan, MCL 450.1101 et seq., requires that the holders of a majority of the outstanding shares of Shyft common stock entitled to vote thereon cast a vote “FOR” the Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). Approval of the Advisory Compensation Proposal requires more votes are cast “FOR” than “AGAINST” the Advisory Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). Approval of the Adjournment Proposal requires more votes are cast “FOR” than “AGAINST” the Adjournment Proposal at a duly held meeting, without regard to the presence of a quorum at such meeting.
For the Merger Proposal, shares of Shyft common stock not present (in person or represented by proxy) at the Special Meeting, and shares of Shyft common stock present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Merger Proposal. For the Advisory Compensation Proposal, assuming that a quorum is present at the Special Meeting, shares of Shyft common stock not present (in person or represented by proxy) at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote. For the Adjournment Proposal, shares of Shyft common stock not present (in person or represented by proxy) at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote, regardless of whether a quorum is present at the Special Meeting.
We cannot complete the Merger unless the Merger Proposal is approved. Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, we hope you will vote as soon as possible.
On December 15, 2024, our Board held a meeting at which the directors present at such meeting unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Transactions”), are fair to and in the best interests of Shyft and its shareholders; (ii) approving, adopting and declaring advisable the Merger Agreement and the Transactions; (iii) directing that the Merger Agreement be submitted to a vote at a meeting of Shyft’s shareholders; and (iv) recommending the approval of the Merger Agreement and Transactions, by Shyft’s shareholders. All directors were present at such meeting other than Mark Rourke. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE ADVISORY COMPENSATION PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Our obligation to consummate the Merger is subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement. The proxy statement/prospectus enclosed herein provides you with detailed information about the proposed Merger. It also contains or references information about us and Aebi Schmidt and certain related matters. You are encouraged to read this document carefully. In particular, you should read the “Risk Factors” section beginning on page 24 for a discussion of the risks you should consider in evaluating the proposed Merger and how it will affect you. If you have any questions regarding this proxy statement/prospectus, you may contact Sodali & Co., our proxy solicitor, by calling toll-free at (800)662-5200. Banks, brokerage firms and other nominees may call collect at (203) 658-9400.
We are excited for the year ahead and this important step in the Shyft journey. We appreciate your ownership of equity in Shyft and thank you for your continued support.
Sincerely,
James A. Sharman
Chairman of the Board of Directors
John Dunn
President and Chief Executive Officer
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, or the other Transactions, or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This document is dated [______], 2025 and is first being mailed to Shyft shareholders on or about [______], 2025.

41280 Bridge Street
Novi, Michigan 48375
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Notice is hereby given that the special meeting (the “Special Meeting”) of shareholders of The Shyft Group, Inc., a Michigan corporation (“Shyft”), will be held virtually on [______], 2025, at [____], Eastern Time, for the following purpose:
•
to vote on a proposal to approve (i) that certain Agreement and Plan of Merger, dated as of December 16, 2024 (the “Merger Agreement”), by and among Shyft, Aebi Schmidt Holding AG, a Swiss stock corporation (Aktiengesellschaft) (“Aebi Schmidt”), ASH US Group, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Holdco (“Merger Sub”) (a copy of which agreement is attached as Annex A to this proxy statement/prospectus of which this notice forms a part), and (ii) the transactions contemplated thereby, including the merger of Merger Sub with and into Shyft (the “Merger”), with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt (such proposal, the “Merger Proposal”);

•
to vote on a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Shyft’s executive officers that is based on or otherwise relates to the Merger (such proposal, the “Advisory Compensation Proposal”); and

•
to vote on a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, including to solicit additional proxies, in the event that there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal or the Advisory Compensation Proposal (such proposal, the “Adjournment Proposal”).

Your proxy is being solicited by the Board of Directors of Shyft (our “Board”). On December 15, 2024, our Board held a meeting at which the directors present at such meeting unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and in the best interests of Shyft and its shareholders; (ii) approving, adopting and declaring advisable the Merger Agreement and transactions contemplated thereby, including the Merger; (iii) directing that the Merger Agreement be submitted to a vote at a meeting of Shyft’s shareholders; and (iv) recommending the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by Shyft’s shareholders. All directors were present at such board meeting other than Mark Rourke. ACCORDINGLY, OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE ADVISORY COMPENSATION PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.
Our Board has fixed the close of business on [______], 2025 as the record date (the “Record Date”) for the determination of the Shyft shareholders entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only shareholders of record of Shyft common stock as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Approval of the Merger Proposal, in accordance with the Restated Articles of Incorporation of Shyft, the Second Amended and Restated Bylaws of Shyft and the Business Corporation Act of the State of Michigan, MCL 450.1101 et seq., requires that the holders of a majority of the outstanding shares of Shyft common stock entitled to vote thereon cast a vote “FOR” the Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). Approval of the Advisory Compensation Proposal requires more votes are cast “FOR” than “AGAINST” the Advisory Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). Approval of the Adjournment Proposal requires more votes are cast “FOR” than “AGAINST” the Adjournment Proposal at a duly held meeting, without regard to the presence of a quorum at such meeting.
For the Merger Proposal, shares of Shyft common stock not present (in person or represented by proxy) at the Special Meeting, and shares of Shyft common stock present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Merger Proposal. For the Advisory Compensation Proposal, assuming that a quorum is present at the Special Meeting, shares of Shyft common stock not present (in person or represented by proxy) at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote. For the Adjournment Proposal, shares of Shyft common stock not present (in person or represented by proxy) at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote, regardless of whether a quorum is present at the Special Meeting.
We cannot complete the Merger unless the Merger Proposal is approved. Your vote is very important, regardless of the number of shares you own. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your vote through the Internet or telephonically. Whether or not you plan to attend the Special Meeting, we urge you to vote. Registered shareholders may vote (i) via the Internet, (ii) by telephone, (iii) by returning a properly executed proxy card or (iv) virtually at the Special Meeting. If your shares are held in the name of a bank, broker, trustee or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Registered shareholders who attend the Special Meeting may vote their shares virtually at the Special Meeting even if they previously have voted their shares.
You may access the Special Meeting by visiting www.virtualshareholdermeeting.com/SHYF2025SM and following the instructions provided on your proxy card or notice and entering the control number found on their proxy card or notice to enter the Special Meeting. If Shyft shareholders wish to vote their shares electronically during the Special Meeting, they will need to visit www.virtualshareholdermeeting.com/SHYF2025SM during the Special Meeting while the polls are open (shareholders will need their control number included on their proxy card or notice or assigned to them in the registration confirmation email, as applicable).
If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Sodali & Co., our proxy solicitor, by calling toll-free at (800) 662-5200. Banks, brokerage firms and other nominees may call collect at (203) 658-9400.

By Order of the Board,

Joshua Sherbin Chief Legal Officer, Chief Administrative Officer, Chief Compliance Officer, and Corporate Secretary.

This Notice of Special Meeting of Shyft shareholders, proxy statement/prospectus and proxy card are first being mailed to Shyft shareholders on or about [_____], 2025.

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business, financial and other information about Shyft from other documents that Shyft has filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.
Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Shyft, without charge, by written or telephonic request directed to Shyft at 41280 Bridge Street, Novi, Michigan 48375, Attn: Investor Relations, Telephone: 517-543-6400; or Sodali & Co., Shyft’s proxy solicitor, by calling toll-free at (800) 662-5200. Banks, brokerage firms and other nominees may call collect at (203) 658-9400.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms a part of a Registration Statement on Form S-4 filed with the SEC by Aebi Schmidt (Registration Statement No. [333 -______]), constitutes a prospectus of Aebi Schmidt under Section 5 of the Securities Act with respect to the shares of Aebi Schmidt common stock to be issued to Shyft shareholders as merger consideration pursuant to the Merger Agreement.
This document also constitutes a proxy statement of Shyft under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the Special Meeting, at which Shyft shareholders will be asked to consider and vote upon the Merger Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.
Aebi Schmidt has supplied all information contained in this proxy statement/prospectus relating to Aebi Schmidt, Holdco and Merger Sub and their respective subsidiaries, and Shyft has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Shyft and its subsidiaries.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Shyft and Aebi Schmidt have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Shyft shareholders nor the issuance by Aebi Schmidt of shares of Aebi Schmidt common stock as merger consideration pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

DEFINITIONS
Unless otherwise indicated or as the context otherwise requires, a reference in the rest of this proxy statement/prospectus and registration statement to:
“2024 Form 10-K” refers to Shyft’s annual report on Form 10-K, filed with the SEC on February 20, 2025.
“Adjournment Proposal” refers to the proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, including to solicit additional proxies, in the event that there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal or the Advisory Compensation Proposal.
“Aebi Schmidt” refers to Aebi Schmidt Holding AG, a Swiss stock corporation (Aktiengesellschaft), with its registered office at Schulstrasse 4, CH-8500 Frauenfeld, Switzerland and registered in the Commercial Register of the Canton of Thurgau under company number CHE-112.947.556.
“Aebi Schmidt Acquisition Proposal” refers to any proposal, offer (including tender or exchange offers) or indication of interest, other than the Transactions, (i) with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, scheme of arrangement or other similar transaction involving Aebi Schmidt or any of its subsidiaries with respect to assets that, taken together, constitute more than 20% of Aebi Schmidt’s consolidated assets, (ii) to acquire in any manner, directly or indirectly, in one or more transactions, more than 20% of the issued and outstanding Aebi Schmidt Common Stock or securities of Aebi Schmidt representing more than 20% of the voting power of Aebi Schmidt or (iii) to acquire in any manner (including the acquisition of equity securities in any wholly owned subsidiary of Aebi Schmidt), directly or indirectly, in one or more transactions, assets or businesses of Aebi Schmidt or its subsidiaries, representing more than 20% of the consolidated assets of Aebi Schmidt.
“Aebi Schmidt’s Board” refers to the board of directors of Aebi Schmidt.
“Aebi Schmidt Common Stock” refers to (i) the current common stock of Aebi Schmidt, par value CHF 10 per share, or (ii) the common stock of Aebi Schmidt, par value $1.00 per share, immediately following the Exchange Agent’s contribution of the membership interests of Holdco to Aebi Schmidt and any subsequent entry of a capital increase in the commercial register of Aebi Schmidt, as applicable.
“Amended Articles” refers to the Amended Articles of Association of Aebi Schmidt, substantially in the form attached to this proxy statement/prospectus as Annex F, to be effective as of immediately prior to the Effective Time.
“CFIUS” refers to the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.
“CFIUS Authorities” refers to Section 721 of the Defense Production Act of 1950, as amended, and all regulations issued and effective thereunder.
“CFIUS Clearance” refers to (a) the parties having received written notice from CFIUS that either (i) CFIUS has determined that the Transactions are not a “covered transaction” within the meaning of the CFIUS Authorities or (ii) CFIUS has concluded its review (or, if applicable, investigation) under the CFIUS Authorities of the Transactions in response to a joint voluntary notice submitted by the parties, and CFIUS’s determination that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the CFIUS Authorities has concluded with respect to the Transactions or (b) CFIUS having sent a report to the President of the United States (“President”) requesting the President’s decision on the joint voluntary notice submitted by the parties and either (i) the period under the CFIUS Authorities during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the Transactions has expired or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions.
“Closing” refers to the consummation of the Merger.
“Closing Date” refers to the date on which the Closing occurs.
“Code” refers to the Internal Revenue Code of 1986, as amended.
“Combined Company” refers to Aebi Schmidt as of and following the Effective Time.
“Combined Company Board” refers to the board of directors of the Combined Company.

“Confidentiality Agreement” refers to that certain confidentiality agreement, dated as of September 30, 2024, between Shyft and Aebi Schmidt.
“Davis Polk” refers to Davis Polk & Wardwell LLP, in its capacity as outside legal advisor to Shyft.
“Deutsche Bank” refers to Deutsche Bank Securities Inc.
“DOJ” refers to the United States Department of Justice.
“Effective Time” refers to the effective time of the Merger.
“End Date” refers to 5:00 p.m. New York time on the date that is nine months after the date of the Merger Agreement.
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” refers to a ratio of 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock to be issued under the Merger Agreement to Shyft shareholders holding shares of Shyft Common Stock as of immediately prior to the Effective Time in respect of each issued and outstanding share of Shyft Common Stock held by such Shyft shareholder as of immediately prior to the Effective Time.
“Existing Credit Facilities Agreement” refers to that certain credit facilities agreement, dated as of November 11, 2021 and amended on July 13, 2023, by and among Aebi Schmidt, as original borrower and original guarantor, certain of its subsidiaries as original borrowers, and dated as of November 11, 2021 and amended on July 13, 2023, with a syndicate of lenders led by UBS Switzerland AG and Zürcher Kantonalbank (and originally Credit Suisse (Switzerland) Ltd.).
“Fruithof Relationship Agreement” refers to the Relationship Agreement to be entered into concurrently at the Closing by and between Aebi Schmidt and Barend Fruithof, in substantially the form attached to this proxy statement/prospectus as Annex C-2.
“FTC” refers to the United States Federal Trade Commission.
“Gebuka” refers to Gebuka AG, a Swiss stock corporation (Aktiengesellschaft) with its registered office at Rietlistrasse 12, CH-6345 Neuheim, Switzerland and registered in the Commercial Register of the Canton of Zug under company number CHE-102.456.972.
“Gebuka Relationship Agreement” refers to the Relationship Agreement to be entered into concurrently at the Closing by and between Aebi Schmidt and Gebuka, in substantially the form attached to this proxy statement/prospectus as Annex C-3.
“Holdco” refers to ASH US Group, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Aebi Schmidt.
“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“MBCA” means the Business Corporation Act of the State of Michigan, MCL 450.1101 et seq.
“Merger” refers to the merger of Merger Sub with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt, pursuant to the terms and conditions set forth in the Merger Agreement.
“Merger Agreement” refers to that certain Agreement and Plan of Merger, dated as of December 16, 2024, by and among Shyft, Aebi Schmidt, Holdco and Merger Sub.
“Merger Consideration” refers to the aggregate number of fully paid and nonassessable shares of Aebi Schmidt Common Stock to be issued to the holders of shares of Shyft Common Stock pursuant to the Merger Agreement as consideration for the Merger.
“Merger Proposal” refers to the proposal at the Special Meeting to approve the Merger Agreement and the Transactions.
“Merger Sub” refers to Badger Merger Sub, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Holdco.
“Nasdaq” refers to Nasdaq Global Select Market.

“New Credit Facilities Agreement” refers to that certain credit facilities agreement, dated as of March 10, 2025, by and among Aebi Schmidt, as original borrower and original guarantor, certain of its subsidiaries as guarantors, and a syndicate of lenders (the “Lenders”) led by UBS Switzerland AG and Zürcher Kantonalbank (the “Original Lenders”).
“Other Swiss Tax Rulings” refers to the Swiss Tax ruling applications to be filed, as the case may be, with the Swiss Federal Tax Administration or the Cantonal Tax Administration of the Canton of Thurgau (i) relating to the exemption of the Transactions from the Swiss issuance stamp tax (Emissionsgabe) and the Swiss transfer stamp tax (Umsatzabgabe), (ii) providing that the Transactions do not trigger adverse Swiss federal, cantonal or municipal corporate income tax consequences for Aebi Schmidt or a subsidiary of Aebi Schmidt, (iii) confirming the tax consequences of the transaction for Aebi Schmidt's shareholders and (iv) relating to the Debt Financing.
“PCS” refers to PCS Holding AG, a Swiss stock corporation (Aktiengesellschaft), with its registered office at Schulstrasse 4, CH-8500 Frauenfeld, Switzerland and registered in the Commercial Register of the Canton of Thurgau under company number CHE-113.341.161.
“PCS Parties” refers to Peter Spuhler and PCS.
“PCS Relationship Agreement” refers to the Relationship Agreement, in substantially the form attached to this proxy statement/prospectus as Annex C-1, to be entered into concurrently at the Closing by and among Aebi Schmidt and the PCS Parties.
“Proposal” refers to the Merger Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.
“Record Date” refers to the record date for the determination of the Shyft shareholders entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof, which date has been set by Shyft’s Board to be [______] 2025.
“Relationship Agreements” refers to the PCS Relationship Agreement, the Gebuka Relationship Agreement and the Fruithof Relationship Agreement.
“Required Swiss Tax Rulings” refers to the Swiss tax ruling application relating to the creation of paid-in capital (reserves from capital contribution; Reserven aus Kapitaleinlagen) for purposes of Swiss dividend withholding tax to be filed by Aebi Schmidt with the following divisions of the Swiss Federal Tax Authorities: (i) External Audit Division – Team Rulings, and (ii) Refund Division – Team 5.
“Shyft” refers to The Shyft Group, Inc., a Michigan corporation.
“Shyft Acquisition Proposal” refers to any proposal, offer (including tender or exchange offers) or indication of interest, other than the Transactions, (i) with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, scheme of arrangement or other similar transaction involving Shyft or any of its subsidiaries with respect to assets that, taken together, constitute more than 20% of Shyft’s consolidated assets, (ii) to acquire in any manner, directly or indirectly, in one or more transactions, more than 20% of the issued and outstanding Shyft Common Stock or securities of Shyft representing more than 20% of the voting power of Shyft, or (iii) to acquire in any manner (including the acquisition of equity securities in any wholly owned subsidiary of Shyft), directly or indirectly, in one or more transactions, assets or businesses of Shyft or its subsidiaries, representing more than 20% of the consolidated assets of Shyft.
“Shyft Board” and “Shyft’s Board” refer to the board of directors of Shyft.
“Shyft Common Stock” refers to the common stock, no par value, of Shyft.
“Shyft Intervening Event” refers to any material event, change, effect, development or occurrence arising after the date of the Merger Agreement that was not known or not reasonably foreseeable, or the material consequences, probability or magnitude of which were not known or not reasonably foreseeable in each case to, any member of Shyft’s Board, as of or prior to the date of the Merger Agreement and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by Shyft (or to be refrained from being taken by Shyft) pursuant to, the Merger Agreement; provided, however, that in no event will the following events, circumstances, or changes in circumstances constitute a Shyft Intervening Event: (a) the receipt, existence, or terms of a Shyft Acquisition Proposal or consequence thereof or any inquiry, proposal or offer from any third party of the nature described in the definition of “Shyft Acquisition Proposal”; (b) any change in the price, or change in trading volume, of Shyft Common Stock; or (c) the mere fact, in and of itself, that Shyft meets or exceeds any internal or published financial projections or forecasts for any period ending on or after the date of the Merger Agreement (provided, however, that the exceptions to this clause contained in (b) and (c) will not apply to the underlying causes, changes, or facts giving rise to or contributing to such change or prevent any of such underlying causes, changes, or facts from being taken into account in determining whether a Shyft Intervening Event has occurred).
“Shyft Superior Proposal” refers to any bona fide, written Shyft Acquisition Proposal (with all references to “20%” in the definition of Shyft Acquisition Proposal being deemed to be references to “50%”) on terms that Shyft’s Board determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all relevant factors that Shyft’s Board considers to be appropriate (including the identity of the person making the Shyft Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), conditions to consummation and availability of necessary financing), would result in a transaction that, if consummated, is more favorable to Shyft and its shareholders from a financial point of view than the Transactions (taking into account any proposal by Aebi Schmidt to amend the terms of the Merger Agreement that, if accepted by Shyft, would be binding upon Aebi Schmidt).
“Special Meeting” refers to the special meeting of Shyft shareholders to be held virtually on [  ], 2025, at [____], Eastern Time.
“Specified Stockholders” refers to the PCS Parties, Gebuka and Barend Fruithof.
“Support Agreement” refers to that certain Support Agreement, dated as of December 16, 2024, by and among Shyft and the Specified Stockholders, attached to this proxy statement/prospectus as Annex E.
“Surviving Corporation” refers to Shyft in its capacity as the surviving corporation of the Merger.
“Swiss Tax Rulings” refers to, collectively, the Required Swiss Tax Ruling and the Other Swiss Tax Rulings.
“Transactions” refers to the transactions contemplated by the Merger Agreement and the ancillary agreements thereto (including the Merger but excluding the Debt Financing).
“U.S. GAAP” refers to generally accepted accounting principles in the United States.
Notwithstanding anything to the contrary contained herein, the terms specifically defined in the sections of this proxy statement/prospectus entitled “Historical Consolidated Financial Information of Aebi Schmidt”, “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Aebi Schmidt”, “Unaudited Pro Forma Combined Financial Information”, and “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, respectively, are used solely for the purposes of such sections and do not apply to any other section of this proxy statement/prospectus.

PART II INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS	II-1
SIGNATURES	II-8

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger, the Merger Agreement and the Special Meeting. These questions and answers may not address all questions that may be important to you as a Shyft shareholder. Please refer to the section of this proxy statement/prospectus entitled “Summary” and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the information incorporated by reference into this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Q:	Why am I receiving this proxy statement/prospectus and proxy card?
A:
Shyft has entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.

At the Effective Time, each share of Shyft Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft Common Stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock, subject to any adjustments and withholdings described in the Merger Agreement. As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis.
Shyft is holding the Special Meeting to ask its shareholders to consider and vote upon: (i) the Merger Proposal, (ii) the Advisory Compensation Proposal and (iii) the Adjournment Proposal.
This proxy statement/prospectus is being delivered to you by mail as Shyft’s shareholder of record, as of the Record Date for the Special Meeting, in connection with the solicitation by Shyft’s Board of proxies regarding the Proposals to be voted at the Special Meeting. As a shareholder of record as of the Record Date for the Special Meeting, you are invited to attend the Special Meeting and are entitled to, and are requested to vote on, the items of business described in this proxy statement/prospectus. This proxy statement/prospectus includes important information about the Merger, the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, the Merger Proposal and the Special Meeting. You should read this information carefully and in its entirety before making any voting decisions.
Q:	What items of business will be voted on at the Special Meeting?
A:	The items of business scheduled for the Special Meeting are:
Proposal 1: The Merger Proposal
Proposal 2: The Advisory Compensation Proposal
Proposal 3: The Adjournment Proposal
Shyft also will consider any other business that properly comes before the Special Meeting.
Q:	How does the Shyft Board recommend that I vote?
A:	The Shyft Board recommends a vote:
•	FOR the Merger Proposal
•	FOR the Advisory Compensation Proposal
•	FOR the Adjournment Proposal.

Q:	What is the voting requirement to approve each of the Proposals?
A:	The following voting requirements will be in effect for each Proposal described in this proxy statement/prospectus:
Proposal 1. Approval of the Merger Proposal, in accordance with the Restated Articles of Incorporation of Shyft, the Second Amended and Restated Bylaws of Shyft and the MBCA, requires that the holders of a majority of the outstanding shares of Shyft Common Stock entitled to vote thereon cast a vote “FOR” the Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).
Proposal 2. Approval of the Advisory Compensation Proposal requires more votes are cast “FOR” than “AGAINST” the Advisory Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).
Proposal 3. Approval of the Adjournment Proposal requires more votes are cast “FOR” than “AGAINST” the Adjournment Proposal at a duly held meeting, without regard to the presence of a quorum at such meeting.
Q:	What will I receive if the Merger is completed?
A:
At the Effective Time, each share of Shyft Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft Common Stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock, subject to any adjustments and withholdings described in the Merger Agreement.

Q:	What will the equity ownership structure of the Combined Company be after the consummation of the Merger?
A:
As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis. Peter Spuhler, an existing shareholder of Aebi Schmidt, will hold approximately 35% of the issued and outstanding shares of the common stock of the Combined Company immediately following the Effective Time and will, accordingly, be the largest shareholder of the Combined Company.

Q:	Who will serve on the Combined Company Board following the Merger?
A:
As of the Closing, the Combined Company Board will be comprised of eleven (11) members, five (5) of whom will be designated by Shyft (who will initially be James A. Sharman, Michael Dinkins, Paul Mascarenas, Terri Pizzuto and Angela Freeman) and six (6) of whom will be designated by Aebi Schmidt (who will initially be Barend Fruithof, Peter Spuhler, Daniela Spuhler, Andreas Rickenbacher, Patrick Schaub and Martin Ritter). Mr. Sharman, the current Chairman of Shyft’s Board, will serve as the initial Chairman of the Combined Company Board. The Combined Company Board will satisfy the applicable independence standards of Nasdaq. The Combined Company Board will be constituted as described under the section of this proxy statement/prospectus entitled “The Merger—Governance of the Combined Company Following the Merger.”

Q:	Am I entitled to exercise dissenters’ rights in connection with the Transactions?
A:	No, the MBCA does not entitle Shyft shareholders to dissenters’ rights in connection with the Merger or any of the other Transactions.
Q:	Do any of the Shyft executive officers or non-employee directors have interests in the Merger that may be different from, or in addition to, my interests as a Shyft shareholder?
A:
Yes. In considering the Shyft Board’s recommendation that Shyft shareholders approve the Merger Agreement and the Transactions, Shyft shareholders should be aware that Shyft’s executive officers and non-employee directors have interests in the Merger that may be different from, or in addition to, the interests of Shyft shareholders generally. Shyft’s Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions, and in making their recommendation that Shyft shareholders approve the Merger Agreement and the Transactions. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger.”
Q:	What are the material U.S. federal income tax consequences of the Transactions to U.S. holders of Shyft Common Stock?
A:
In connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Davis Polk has delivered to Shyft its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, and representations from Shyft and Aebi Schmidt, (i) the Merger will qualify as a reorganization under Section 368(a) of the Code, and (ii) the transfer of Shyft Common Stock, by the shareholders of Shyft pursuant to the Merger (other than by any shareholder of Shyft who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Aebi Schmidt following the Merger that does not enter into a five year gain recognition agreement with respect to Shyft Common Stock such shareholder transferred in the form provided in Treasury Regulations Section 1.367(a)-8) should qualify for an exception to Section 367(a)(1) of the Code (the tax treatment described in clauses (i) and (ii) together, the “Intended U.S. Shareholder Tax Treatment”).

Assuming that the Merger qualifies for the Intended U.S. Shareholder Tax Treatment, if a U.S. holder of Shyft Common Stock exchanges all of its Shyft Common Stock for Aebi Schmidt Common Stock in the Transactions, and the U.S. holder is not a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) that does not file with the IRS a gain recognition agreement as described in applicable Treasury Regulations, the U.S. holder should not recognize any gain or loss with respect to its Shyft Common Stock, except to the extent of any cash the U.S. holder may receive in lieu of a fractional share of Aebi Schmidt Common Stock.
For a more complete description of the material U.S. federal income tax consequences of the transaction to U.S. holders of Shyft Common Stock, please see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders.”
Q:	When is the Merger expected to be completed?
A:
Subject to the satisfaction or waiver of the closing conditions described under the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger,” including the approval of the Merger Proposal by Shyft’s shareholders at the Special Meeting, Shyft and Aebi Schmidt expect that the Merger will be completed in the middle of the 2025 fiscal year. However, it is possible that factors outside the control of both companies could result in the Merger being completed at a different time or not at all.

Q:	Are there any risks that I should consider in deciding whether to vote for the Merger Proposal?
A:
Yes. You should read and carefully consider the risks described in the section of this proxy statement/prospectus entitled “Risk Factors.” You also should read and carefully consider the risk factors relating to Shyft contained in the documents that are incorporated by reference into this proxy statement/prospectus, including Shyft’s 2024 Form 10-K.

Q:	What are the conditions to the completion of the Merger?
A:
In addition to approval by Shyft’s shareholders of the Merger Proposal as described above, the completion of the Merger is subject to the satisfaction or waiver of a number of other conditions, including, among others, (i) the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations under certain applicable antitrust and foreign direct investment laws and regulations specified in the Merger Agreement, (ii) the absence of any decision, injunction, decree, ruling, law or order issued by a governmental authority of competent jurisdiction that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Transactions, (iii) all shares of Aebi Schmidt Common Stock to be issued pursuant to the Merger Agreement having been approved for listing on the Nasdaq, subject to official notice of issuance,

(iv) the effectiveness of a registration statement on Form S-4 registering the shares of Aebi Schmidt Common Stock issuable as part of the Merger Consideration in connection with the Transactions, and (v) the confirmation of the Required Swiss Tax Ruling in all material aspects and without material reservations by the Swiss Federal Tax Administration.
The obligation of each party to consummate the Closing is also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the Closing (subject to certain materiality exceptions), (ii) the other party having performed in all material respects its obligations under the Merger Agreement, (iii) the absence of any material adverse effect on Shyft or Aebi Schmidt, as the case may be, after the date of the Merger Agreement, and (iv) the receipt from the other party of a certificate, signed by a duly authorized officer of such party, certifying as to the satisfaction of certain conditions. The obligation of Shyft to consummate the Closing is further conditioned on Aebi Schmidt obtaining the Debt Financing (as defined below) or the Alternative Financing (as defined below) substantially concurrently with the Closing. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger.”
Q:	Is consummation of the Merger contingent upon any future approval by the holders of Shyft Common Stock or Aebi Schmidt Common Stock?
A:
Yes. The consummation of the Merger requires (i) approval of the Merger Proposal by holders of majority of the outstanding shares of Shyft Common Stock entitled to vote on the matter, and (ii) the approval by the holders of two-thirds of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement. The shareholders of Aebi Schmidt held an extraordinary general meeting on February 13, 2025, and unanimously approved all such matters; however, if the resolution for an ordinary capital increase or any other resolution lapses before the Closing, Aebi Schmidt will take all steps necessary to arrange for its shareholders to hold a new extraordinary general meeting and reapprove such capital increase or other lapsed resolution, and the Specified Stockholders are obligated pursuant to the Support Agreement to approve those resolutions.

Q:	What happens if the Merger is not completed?
A:
If the Merger Agreement is not approved by Shyft shareholders or if the Merger is not completed for any other reason, Shyft’s and Aebi Schmidt’s respective businesses will not be combined and Shyft shareholders will not receive shares of Aebi Schmidt Common Stock. If the Merger Agreement is terminated, under specified circumstances, Shyft may be required to pay Aebi Schmidt a termination fee of $13,664,855, and under other specified circumstances, Aebi Schmidt may be required to pay Shyft a termination fee of $23,913,497. For more information, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”

Q:	What shares can I vote at the Special Meeting?
A:
Shyft’s Board has fixed the close of business on [______], 2025 as the Record Date for the Special Meeting. Only holders of record of the issued and outstanding shares of Shyft Common Stock at the close of business on the Record Date for the Special Meeting are entitled to vote at the Special Meeting or any adjournments thereof.

As of the close of business on the Record Date for the Special Meeting, Shyft had [_________] shares of Shyft Common Stock issued and outstanding. A holder of shares of Shyft Common Stock is entitled to one vote, in person or by proxy, for each share of Shyft Common Stock on all matters properly brought before the Special Meeting.
Q:	How many shares must be present or represented to conduct business at the Special Meeting?
A:
The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Shyft Common Stock entitled to vote at the Special Meeting or any adjournment thereof is necessary to constitute a quorum to transact business.

Abstentions and broker non-votes (shares held by brokers, trustees or other nominees present in person or by proxy at the Special Meeting but as to which shares they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners of such shares or persons entitled to vote on the matter) will be counted as present at the Special Meeting for the purpose of determining whether a quorum is present. If your shares are held by a broker, trustee or other nominee on your behalf and you do not instruct the broker, trustee or other nominee as to how to vote these shares on any of the Proposals, the broker, trustee or other nominee may not exercise discretion to vote for or against those Proposals. This would be a “broker non-vote,” and shares present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Merger Proposal. For the Advisory Compensation Proposal, assuming that a quorum is present at the Special Meeting in person or by proxy, a failure to vote, a broker non-vote or an abstention will have no effect on the vote. For the Adjournment Proposal, regardless of whether a quorum is present at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote.
Q:	Does my vote matter?
A:
Yes. The Merger cannot be completed unless the Merger Proposal is approved by Shyft’s shareholders. For the Merger Proposal, shares of Shyft Common Stock not present (in person or represented by proxy) at the Special Meeting and shares of Shyft Common Stock present but not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the Merger Proposal. For the Advisory Compensation Proposal, assuming that a quorum is present at the Special Meeting, shares of Shyft Common Stock not present (in person or represented by proxy) at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote. For the Adjournment Proposal, shares of Shyft Common Stock not present (in person or represented by proxy) at the Special Meeting, a failure to vote, a broker non-vote or an abstention will have no effect on the vote, regardless of whether a quorum is present at the Special Meeting.

Q:	When and where will the Special Meeting be held?
A:	The Special Meeting will be held virtually at www.virtualshareholdermeeting.com/SHYF2025SM on [_________], 2025, at [______], Eastern time.
Q:	Can I attend the Special Meeting and vote my shares electronically during the meeting?
A:
Yes. Although Shyft requests that you return the proxy card accompanying this proxy statement/prospectus whether or not you intend to attend the Special Meeting, all of Shyft’s shareholders, including shareholders of record and shareholders who hold their shares in “street name” through banks, brokers, trustees or other nominees, are invited to virtually attend the Special Meeting. Shyft shareholders of record on [__________], 2025 can vote electronically during the Special Meeting.

You may access the Special Meeting by visiting www.virtualshareholdermeeting.com/SHYF2025SM and following the instructions provided on their proxy card or notice and entering the control number found on their proxy card or notice to enter the Special Meeting. If Shyft shareholders wish to vote their shares electronically during the Special Meeting, they will need to visit www.virtualshareholdermeeting.com/SHYF2025SM during the Special Meeting while the polls are open (shareholders will need their control number included on their proxy card or notice or assigned to them in the registration confirmation email, as applicable).
Q:	How can I vote my shares without attending the Special Meeting?
A:
Whether you hold shares directly as the shareholder of record or through a broker, trustee or other nominee as the beneficial owner, you may direct how your shares are voted by proxy without attending the Special Meeting. There are three ways to vote by proxy:

By Internet - Shareholders who have received a paper copy of a proxy card or voting instruction form by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction form.
By Telephone - Shareholders of record who live in the U.S. or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Shareholders of record who have received a proxy card by mail must have the control number that appears on their proxy card available when voting. Most shareholders who are beneficial owners of their shares, but not shareholders of record, living in the U.S. or Canada and who have received a voting instruction form by mail may vote by phone by calling the number specified on the voting instruction form provided by their broker, trustee or nominee. Those shareholders should check the voting instruction form for telephone voting availability.

By Mail - Shareholders who have received a paper copy of a proxy card or voting instruction form by mail may submit proxies by completing, signing and dating their proxy card or voting instruction form and mailing it in the accompanying pre-addressed envelope.
Telephone and Internet voting for shareholders of record will be available 24 hours a day and will close at 11:59 p.m., Eastern Time on [______], 2025. Votes cast by mail must be received in sufficient time to allow processing. Votes received by mail prior to the day of the Special Meeting will be processed, but votes received the day of the Special Meeting may not be processed depending on the time received. Shares represented by duly executed proxies in the accompanying proxy card or voting instruction form will be voted in accordance with the instructions indicated on such proxies or voting instruction forms and, if no such instructions are indicated thereon, will be voted in accordance with the recommendation of the Shyft Board.
Q:	What if I want to change my vote?
A:
If the enclosed proxy card or voting instruction form is signed and returned, you may, nevertheless, revoke it at any time prior to the Special Meeting by (i) filing a written notice of revocation with the person or persons named on the proxy card or voting instruction form, (ii) virtually attending the Special Meeting and voting the shares covered thereby or (iii) delivering to the addressee named in the enclosed proxy card or voting instruction form another duly executed proxy card or voting instruction form dated subsequent to the date of the proxy card or voting instruction form to be revoked.

Q:	What should I do if I receive more than one copy of the proxy materials?
A:
You may receive more than one copy of the proxy materials, including multiple paper copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. Receiving more than one copy of the proxy materials means your shares of Shyft Common Stock are registered in two or more accounts. To vote all of your shares by proxy, you must complete, sign, date and return each proxy card and voting instruction form that you receive, or vote the shares of common stock in each account to which those forms relate.

Q:	How may I obtain a copy of Shyft’s 2024 Form 10-K and other financial information?
A:	Shareholders may request a free copy of Shyft’s 2024 Form 10-K by writing to Shyft at the following address:
41280 Bridge St, Novi, Michigan 48375
Attn: Investor Relations
Alternatively, shareholders can access Shyft’s 2024 Form 10-K and other financial information on the “Investors” section of Shyft’s website at: https://theshyftgroup.com/.
Shyft also will furnish any exhibit to Shyft’s 2024 Form 10-K if specifically requested. You may also obtain additional information about Shyft from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Q:	Who can help answer any other questions I have?
A:
If you have additional questions about the Merger, need assistance in submitting your proxy or voting your shares of Shyft Common Stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Sodali & Co., Shyft’s proxy solicitor, by calling toll-free at (800) 662-5200. Banks, brokerage firms and other nominees may call collect at (203) 658-9400.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Shyft has engaged Sodali & Co. to assist in the solicitation of proxies for the Special Meeting. Shyft estimates that Shyft will pay Sodali & Co. a fee of $53,000 plus an additional nominal fee per incoming and outgoing telephone contact. Shyft has agreed to reimburse Sodali & Co. for certain out-of-pocket fees and expenses and also will indemnify Sodali & Co. against certain losses, claims, damages, liabilities or expenses. Shyft also may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Shyft Common Stock. Shyft’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who will serve as inspector of elections?
A:	The inspector of elections will be a representative from [________________].
Q:	What happens if additional matters are presented at the Special Meeting?
A:
Other than the two items of business described in this proxy statement/prospectus, Shyft is not aware of any other business to be acted upon at the Special Meeting. If you grant a proxy, the persons named as proxy holders, [_______________] and [_______________], will have the discretion to vote your shares on any additional matters properly presented for a vote at the Special Meeting.

SUMMARY
The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a Shyft shareholder. Accordingly, Shyft encourages you to read carefully this entire proxy statement/prospectus, its annexes and the information incorporated by reference herein. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Parties to the Merger (page 62)
The Shyft Group, Inc.
41280 Bridge St
Novi, Michigan 48375
+1 517-543-6400
Shyft is a North American company active in specialty vehicle manufacturing, assembly, and upfit for the commercial, retail, and service specialty vehicle markets. Shyft brings a 50-year legacy serving its customers, which include first-to-last mile delivery companies across vocations, federal, state, and local government entities; the trades; and utility and infrastructure segments. Shyft is organized into two core business units: Shyft Fleet Vehicles and Services™ and Shyft Specialty Vehicles™. Today, its family of brands include Utilimaster®, Blue Arc™ EV Solutions, Royal® Truck Body, DuraMag® and Magnum®, Strobes-R-Us, Spartan® RV Chassis, Builtmore Contract Manufacturing™, and Independent Truck Upfitters. Shyft and its go-to-market brands are well known in their respective industries for quality, durability, and first-to-market innovation. Shyft employs approximately 2,900 employees and contractors across campuses, and operates facilities in Arizona, California, Florida, Indiana, Iowa, Maine, Michigan, Missouri, Pennsylvania, Tennessee, Texas, and Saltillo, Mexico. Shyft reported sales of $786,000,000 in 2024.
Aebi Schmidt Holding AG
Schulstrasse 4
CH-8500 Frauenfeld
Switzerland
+41 44-308-5800
Aebi Schmidt is a provider of smart solutions for clean and safe transportation surfaces and the management of challenging terrain. Aebi Schmidt’s unique range of products includes its own vehicles and innovative attachments for custom vehicle equipment. The products, combined with customer-tailored support and service, offer a unique solution for nearly any challenge. Aebi Schmidt is a globally active group headquartered in Switzerland and achieved net revenue of EUR 1,001,136,000 in 2024. It employs around 3,000 people in 16 sales organizations and more than a dozen production sites worldwide. Through established partnerships with dealers, Aebi Schmidt is represented in 90 additional countries. Aebi Schmidt’s portfolio consists of the product brands Aebi, Schmidt, Nido, Arctic, Monroe, Towmaster, Swenson, Meyer, MB, and ELP – all well-established brands in their respective markets, some for more than 100 years.
ASH US Group, LLC
201 MB Lane
Chilton, WI 53014
+1 800-558-5800
Holdco, a Delaware limited liability company and direct, wholly owned subsidiary of Aebi Schmidt, was formed solely for the purpose of facilitating the Merger and the other Transactions. Holdco has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Merger and the other Transactions. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.

Badger Merger Sub, Inc.
201 MB Lane
Chilton, WI 53014
+1 800-558-5800
Merger Sub, a Michigan corporation and directly, wholly owned subsidiary of Holdco, was formed solely for the purpose of facilitating the Merger and the other Transactions. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Merger and the other Transactions. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.
The Merger (page 63)
The terms and conditions of the Merger are contained in the Merger Agreement, which is included in this proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of each of Shyft, Aebi Schmidt, Holdco and Merger Sub are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Shyft’s shareholders are urged to read the Merger Agreement as well as this proxy statement/prospectus carefully and in their entirety before making any voting decisions, including the approval of the Merger Proposal, the Advisory Compensation Proposal and the Adjournment Proposal.
Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.
Merger Consideration (page 63)
At the Effective Time, each share of Shyft Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft Common Stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock, subject to any adjustments and withholdings described in the Merger Agreement.
Ownership of the Combined Company (page 63)
As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock on a pro forma basis, in each case, as of immediately following the Effective Time.
Governance of the Combined Company Following the Merger (page 99)
Name of Company; Headquarters
Shyft and Aebi Schmidt have agreed that the Combined Company will retain the name “Aebi Schmidt Holding AG”, which will continue to be a Swiss-domiciled stock corporation (Aktiengesellschaft) headquartered at Aebi Schmidt’s current corporate office in Switzerland, with a strong presence and significant footprint in the U.S. Aebi Schmidt Holding AG and its subsidiaries are generally referred to as “Aebi Schmidt Group.”
Common Stock; Articles of Associations
As of the Closing, Aebi Schmidt is obligated to bring the total number of issued and outstanding shares of Aebi Schmidt Common Stock to a number of approximately 77,599,384. The current Articles of Association of Aebi Schmidt will, as of immediately prior to the Effective Time, be amended and restated by the Amended Articles, substantially in the form attached hereto as Annex F, until amended after the Effective Time in accordance with the terms of the Amended Articles and applicable law.

Board of Directors
As of the Closing, the Combined Company Board will be comprised of eleven (11) members, five (5) of whom will be designated by Shyft (who will initially be James A. Sharman, Michael Dinkins, Paul Mascarenas, Terri Pizzuto and Angela Freeman) and six (6) of whom will be designated by Aebi Schmidt (who will initially be Barend Fruithof, Peter Spuhler, Daniela Spuhler, Andreas Rickenbacher, Patrick Schaub and Martin Ritter). Mr. Sharman, the current Chairman of Shyft’s Board, will serve as the initial Chairman of the Combined Company Board. The Combined Company Board will satisfy the applicable independence standards of Nasdaq. The Combined Company Board will be constituted as described under the section of this proxy statement/prospectus entitled “The Merger—Governance of the Combined Company Following the Merger.”
Pursuant to the PCS Relationship Agreement, following the Closing, PCS shall have the right to designate for nomination by the Governance and Sustainability Committee for approval and recommendation to the Combined Company shareholders by the Combined Company Board, and the PCS Parties shall each use their respective reasonable best efforts to have elected to the Combined Company Board at any annual or special meeting of the Combined Company, for so long as PCS, together with their affiliates and respective permitted transferees, beneficially own:
•
at least 35% of Aebi Schmidt Common Stock: four individuals who satisfy the director qualification criteria set forth in the Governance and Sustainability Committee Charter of the Combined Company, one of whom shall qualify as an independent director pursuant to Rule 5605(a)(2) of the Nasdaq Listing Rules;

•
at least 25% but less than 35% of Aebi Schmidt Common Stock: three individuals who satisfy the director qualification criteria set forth in the Governance and Sustainability Committee Charter of the Combined Company;

•
at least 15% but less than 25% of Aebi Schmidt Common Stock: two individuals who satisfy the director qualification criteria set forth in the Governance and Sustainability Committee Charter of the Combined Company; and

•
at least 12.5% but less than 15% of Aebi Schmidt Common Stock: one individual who satisfies the director qualification criteria set forth in the Governance and Sustainability Committee Charter of the Combined Company;

provided that once an applicable condition is not satisfied, PCS shall no longer have the right to require the Combined Company to nominate the corresponding number of directors.
Following the Closing, the Combined Company will maintain an Audit Committee, Compensation Committee, and a Governance and Sustainability Committee. The charter of the Governance and Sustainability Committee will be in the form attached to the Merger Agreement as Exhibit F).
Barend Fruithof, the current Chief Executive Officer of Aebi Schmidt, will continue to serve as the Chief Executive Officer of the Combined Company.
Recommendation of the Shyft Board; Reasons for the Merger (page 75)
On December 15, 2024, after carefully considering a variety of factors relating to the Merger, the members of Shyft’s Board present at such meeting unanimously adopted resolutions (i) determining that the Merger Agreement and the Transactions, including the Merger, are fair and in the best interests of Shyft and its shareholders; (ii) approving, adopting and declaring advisable the Merger Agreement and the Transactions; (iii) directing that the Merger Agreement be submitted to a vote at a meeting of Shyft’s shareholders; and (iv) recommending approval of the Merger Agreement and the Transactions, by Shyft’s shareholders. All directors were present at such board meeting other than Mark Rourke. For more information on Shyft’s reasons for the Merger and the recommendation of the Shyft Board, please see the section of this proxy statement/prospectus entitled “The Merger—Recommendation of the Shyft Board; Reasons for the Merger.”
Opinion of Shyft’s Financial Advisor (page 82)
On December 15, 2024, Shyft’s Board received an oral opinion from Deutsche Bank, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Exchange Ratio was fair from a financial point of view to the holders of outstanding shares of Shyft Common Stock. The full text of Deutsche Bank’s written opinion, dated as of December 15, 2024, is attached as Annex B to this proxy statement/prospectus and incorporated into this document by reference. Deutsche Bank’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Deutsche Bank in rendering its opinion. This summary of Deutsche Bank’s written opinion is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion is addressed to Shyft’s Board for its use in connection with its evaluation of the Transactions. Deutsche Bank’s opinion relates only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Shyft Common Stock, which Deutsche Bank assumed, with the knowledge and permission of Shyft’s Board, will result in the holders of Shyft Common Stock, as of immediately prior to the Effective Time collectively, owning approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis and the holders of Aebi Schmidt Common Stock, as of immediately prior to the Effective Time, collectively owning approximately 52% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis. Deutsche Bank’s opinion does not constitute a recommendation to any holder of Shyft Common Stock or any other securities as to how such holder should vote or act with respect to the Merger Proposal or any other matter.
Information About the Special Meeting (page 59)
The Special Meeting will be held virtually on [______], 2025, at [____], Eastern Time. The Special Meeting is being held in order to vote on:
•	the Merger Proposal;
•	the Advisory Compensation Proposal; and
•	the Adjournment Proposal.
The Merger cannot be completed unless the Merger Proposal is approved by Shyft’s shareholders.
The following voting requirements will be in effect for each Proposal described in this proxy statement/prospectus:
•
Proposal 1. Approval of the Merger Proposal, in accordance with the Restated Articles of Incorporation of Shyft, the Second Amended and Restated Bylaws of Shyft and the MBCA, requires that the holders of a majority of the outstanding shares of Shyft Common Stock entitled to vote thereon cast a vote “FOR” the Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).

•
Proposal 2. Approval of the Advisory Compensation Proposal requires more votes are cast “FOR” than “AGAINST” the Advisory Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).

•
Proposal 3. Approval of the Adjournment Proposal requires more votes are cast “FOR” than “AGAINST” the Adjournment Proposal at a duly held meeting, without regard to the presence of a quorum at such meeting.

Shyft’s Board has fixed the close of business on [______], 2025 as the Record Date for the Special Meeting. Only holders of record of the issued and outstanding shares of Shyft Common Stock at the close of business on the Record Date for the Special Meeting are entitled to vote at the Special Meeting or any adjournments thereof.
As of the close of business on the Record Date, there were [_______________] shares of Shyft Common Stock issued and outstanding. Each holder of shares of Shyft Common Stock is entitled to one vote, in person or by proxy, for each share of Shyft Common Stock held by such holder on all matters properly brought before the Special Meeting.
Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger (page 94)
In considering the Shyft Board’s recommendation that Shyft shareholders approve the Merger Agreement and the Transactions, including the Merger, Shyft shareholders should be aware that the executive officers and non-employee directors of Shyft have certain interests in the Merger that may be different from, or in addition to, the interests of Shyft shareholders generally. Shyft’s Board was aware of these interests and considered them, among other matters, in approving the resolutions and the Transactions, and in making their recommendation that Shyft shareholders approve the Merger Agreement and the Transactions. For purposes of this disclosure, Shyft’s executive officers are:
•	John Dunn, Chief Executive Officer
•	Jonathan Douyard, Former Chief Financial Officer

•	Jacob Farmer, President, Fleet Vehicles and Services
•	Joshua Sherbin, Chief Legal Officer, Chief Administrative Officer, Chief Compliance Officer, and Corporate Secretary
Mr. Douyard was Shyft’s Chief Financial Officer for the entire 2024 fiscal year and resigned his employment with Shyft on December 31, 2024. Shyft’s non-employee directors are James A. Sharman (Chairman of Shyft’s Board), Michael Dinkins, Carl Esposito, Angela Freeman, Pamela Kermisch, Paul Mascarenas, Terri Pizzuto and Mark Rourke.
Regulatory Approvals (page 100)
The Closing is subject to the receipt or waiver of certain required regulatory approvals, including the receipt of antitrust clearance in the U.S., Germany, and Austria, and the CFIUS Clearance. Under the HSR Act and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extensions thereof) has expired or been terminated. Similarly, the Merger cannot be consummated until the closing conditions relating to the required foreign regulatory filings or clearance under the antitrust and foreign direct investment laws in the required jurisdictions have been satisfied or waived.
On December 23, 2024, each of Shyft and Aebi Schmidt filed with the FTC and DOJ notification and report forms under the HSR Act with respect to the proposed Merger. The waiting period with respect to the notification and report forms filed under the HSR Act expired on January 22, 2025.
On January 20, 2025, the PCS Parties filed with the German Federal Cartel Office (“FCO”) notification of the proposed Merger. Clearance was obtained on January 29, 2025.
On January 20, 2025, PCS filed with the Austrian Federal Competition Authority (“FCA”) notification of the proposed Merger. Clearance was obtained on February 20, 2025.
At any time before or after the Closing, notwithstanding the termination of the waiting periods under the HSR Act and receipt or waiver of any required foreign regulatory approvals, the DOJ, FTC or any U.S. state or any other U.S. or non-U.S. governmental authority could take such action under applicable antitrust laws, foreign direct investment laws or other applicable laws as any such authority deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transactions or seeking divestiture of substantial assets of Shyft and/or Aebi Schmidt. A competitor, customer or other private third party also may seek to take legal action under the antitrust laws challenging or seeking to enjoin the Transactions, before or after they are consummated.
Under the Merger Agreement, Shyft, Aebi Schmidt, Holdco, and Merger Sub must use reasonable best efforts to take all necessary actions to obtain all approvals of governmental authorities required to consummate the Merger and the other Transactions. For a description of the parties’ obligations with respect to regulatory and other governmental approvals related to the Transactions, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Efforts to Obtain Regulatory Approval.”
No Dissenters’ Rights (page 262)
Under the MBCA, Shyft shareholders are not entitled to dissenters’ rights in connection with the Merger or the other Transactions.
Conditions to Completion of the Merger (page 122)
The obligations of the parties to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by each of the parties to the Merger Agreement of the following conditions at or prior to the Closing:
•	the approval of the Merger Proposal;
•	the expiration or termination of any waiting periods (or any extension thereof) applicable to the consummation of the Merger under the HSR Act;
•
the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations of any governmental authority pursuant to certain antitrust and foreign direct investment filings specified in the Merger Agreement, including CFIUS, and antitrust approval in Germany and Austria;

•
the lack of any order issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger or any of the other Transactions being in effect, and no applicable law having been enacted, entered, promulgated or enforced by any governmental authority or otherwise being in effect that prohibits or makes illegal the consummation of the Merger or any of the other Transactions;

•	all shares of Aebi Schmidt Common Stock to be issued as part of the Merger Consideration having been approved for listing on Nasdaq, subject to official notice of issuance;
•	the declaration by the SEC of the effectiveness of a registration statement on Form S-4 registering the shares of Aebi Schmidt Common Stock issuable pursuant to the Merger Agreement;
•
the approval by the holders of at least two-thirds of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement; and

•	the confirmation of the Required Swiss Tax Ruling in all material aspects and without material reservations by the Swiss Federal Tax Administration.
In addition, Aebi Schmidt’s, Holdco’s and Merger Sub’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Aebi Schmidt at or prior to the Closing of the following conditions:
•
the truth and accuracy of certain representations and warranties of Shyft set forth in the Merger Agreement as of the date of the Merger Agreement and as of the Closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

•
the performance in all material respects of all obligations required to be performed by Shyft, and the compliance in all material respects of all agreements and covenants required to be complied with by Shyft, in each case, under the Merger Agreement at or prior to the Closing;

•
the receipt by Aebi Schmidt of a certificate signed on behalf of Shyft by an executive officer of Shyft to the effect that the conditions set forth in the two immediately preceding items have been satisfied; and

•
the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on Shyft.

In addition, Shyft’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Shyft at or prior to the Closing of the following conditions:
•
the truth and accuracy of certain representations and warranties of Aebi Schmidt set forth in the Merger Agreement as of the date of the Merger Agreement and as of the Closing (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date), in each case, subject to certain specified materiality standards;

•
the performance in all material respects of all obligations required to be performed by Aebi Schmidt, Holdco and Merger Sub, and the compliance in all material respects of all agreements and covenants required to be complied with by Aebi Schmidt, Holdco and Merger Sub, in each case, under the Merger Agreement at or prior to the Closing;

•
the receipt by Shyft of a certificate signed on behalf of Aebi Schmidt by an executive officer of Aebi Schmidt to the effect that the conditions set forth in the two immediately preceding items have been satisfied;

•	the consummation of the Debt Financing or the Alternative Financing (as applicable) concurrently with the Closing; and
•
the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect on Aebi Schmidt.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger.”
No Solicitation by Aebi Schmidt (page 110)
From the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, Aebi Schmidt has agreed not to, and has agreed to cause its subsidiaries and controlled affiliates, and its and their respective equityholders, officers and directors not to, and has agreed to use reasonable best efforts to cause its and its subsidiaries’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Aebi Schmidt Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to an Aebi Schmidt Acquisition Proposal;

•
continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Aebi Schmidt or any of its subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Aebi Schmidt or any of its subsidiaries to, otherwise cooperate in any way with, any third party (or its potential source of financing) that Aebi Schmidt knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, an Aebi Schmidt Acquisition Proposal;

•
enter into or approve, recommend or declare advisable for Aebi Schmidt or any of its subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement or any other similar agreement relating to or constituting an Aebi Schmidt Acquisition Proposal; or

•	approve, authorize, resolve, propose or agree to do any of the foregoing.
In addition, Aebi Schmidt has agreed to, and has agreed to cause its subsidiaries to, and has agreed to direct its and their respective representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Aebi Schmidt Acquisition Proposal. Further, to the extent that it has not done so prior to the date of the Merger Agreement, Aebi Schmidt has agreed to promptly request that each third party, if any, that has executed a confidentiality agreement with Aebi Schmidt or its affiliates within the 12-month period prior to the date of the Merger Agreement in connection with its consideration of any Aebi Schmidt Acquisition Proposal to return or destroy all confidential information furnished prior to the date of the Merger Agreement to such person by or on behalf of Aebi Schmidt or any of its subsidiaries.
No Solicitation by Shyft; No Adverse Board Recommendation (page 110)
Subject to certain exceptions, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, Shyft has agreed not to, and has agreed to cause its subsidiaries and its and their respective officers and directors not to, and has agreed to use reasonable best efforts to cause its and its subsidiaries’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Shyft Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to a Shyft Acquisition Proposal;

•
continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Shyft or any of its subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Shyft or any of its subsidiaries to, otherwise cooperate in any way with, any third party (or its potential source of financing) that Shyft knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Shyft Acquisition Proposal;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Shyft or any of its subsidiaries; or
•	approve, authorize, agree or publicly announce any intention to do any of the foregoing.

In addition, subject to certain exceptions, Shyft has agreed that neither Shyft’s Board (nor any committee thereof) will:
•	fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to Aebi Schmidt, the Shyft board recommendation;
•	fail to include the Shyft board recommendation in this proxy statement/prospectus when disseminated to the shareholders of Shyft in accordance with the Merger Agreement;
•	adopt a formal resolution to approve, endorse, or recommend any Shyft Acquisition Proposal;
•
(x) other than with respect to a tender offer or exchange offer, fail to publicly recommend against any Shyft Acquisition Proposal or (y) fail to publicly reaffirm the Shyft board recommendation, in each case, within ten (10) business days after Aebi Schmidt so requests in writing following the initial public disclosure of any Shyft Acquisition Proposal; provided that Aebi Schmidt is not entitled to make such request in writing, and Shyft is not required to make any such reaffirmation, more than once with respect to any particular Shyft Acquisition Proposal;

•
fail to recommend against any Shyft Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by Shyft shareholders) within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange (any of the foregoing actions described in this item and the four immediately preceding items, a “Shyft Adverse Recommendation Change”); or

•
enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement or other similar agreement constituting, or that would reasonably be expected to lead to, a Shyft Acquisition Proposal (other than a confidentiality agreement containing substantive terms that are no less restrictive, in the aggregate, to the counterparty than those contained in the Confidentiality Agreement, except that such confidentiality agreement with such counterparty need not contain any “standstill” or similar provision or otherwise prohibit the making, publicly or privately, of a Shyft Acquisition Proposal).

Changes in Shyft Recommendation (page 112)
Shyft Superior Proposal
Notwithstanding the foregoing non-solicitation obligations and the no adverse board recommendation restrictions on Shyft, if, at any time prior to the receipt of approval of the Merger Proposal, Shyft’s Board receives a bona fide written Shyft Acquisition Proposal made after the date of the Merger Agreement that did not result from any breach of Shyft’s non-solicitation restrictions, Shyft’s Board (or a duly appointed committee thereof) may, if Shyft’s Board determines in good faith, after consultation with Shyft’s financial advisor and outside legal counsel, and based on the information then available to it, that (i) such bona fide written Shyft Acquisition Proposal either constitutes a Shyft Superior Proposal or would reasonably be expected to result in a Shyft Superior Proposal and (ii) the failure to take such actions would be inconsistent with the Shyft Board’s fiduciary duties under applicable law, then Shyft and its representatives may (subject to (x) the compliance with certain notice and other requirements and (y) under certain circumstances and if requested by Aebi Schmidt, the compliance with Shyft’s obligation to discuss and negotiate in good faith with Aebi Schmidt regarding any proposal by Aebi Schmidt to amend the Merger Agreement in response to such Shyft Superior Proposal) (A) engage in negotiations or discussions with such third party and its representatives that has made or renewed, and in each case has not withdrawn, such bona fide written Shyft Acquisition Proposal; (B) thereafter furnish to such third party and its representatives and its debt and equity financing sources non-public information relating to Shyft or any of its subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which is required to be promptly provided for informational purposes to Aebi Schmidt (and in all events within 48 hours)); provided that all such non-public information (to the extent that such information has not been previously provided or made available to Aebi Schmidt) is provided or made available to Aebi Schmidt, as the case may be, substantially concurrently or as promptly as practicable (and in all events within 48 hours) following the time it is provided or made available to such third party; and (C) following receipt of a bona fide written Shyft Superior Proposal, (x) make a Shyft Adverse Recommendation Change and (y) terminate the Merger Agreement and simultaneously enter into a definitive agreement implementing such Shyft Superior Proposal (provided, that Shyft may not terminate the Merger Agreement unless concurrently with such termination Shyft pays Aebi Schmidt the termination fee set forth in the Merger Agreement).
Shyft Intervening Event
In addition, notwithstanding the foregoing non-solicitation obligations and the no adverse board recommendation restrictions on Shyft in the Merger Agreement, prior to approval of the Merger Proposal (and in no event after approval of the Merger Proposal), Shyft’s Board may effect a Shyft Adverse Recommendation Change in response to a Shyft Intervening Event but only if:
•	Shyft’s Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;
•	it has notified Aebi Schmidt in writing at least four (4) business days before taking such action that it intends to effect a Shyft Adverse Recommendation Change;
•
if requested in writing by Aebi Schmidt, negotiate in good faith with Aebi Schmidt for four (4) business days following such notice regarding revisions, if any, to the terms of the Merger Agreement proposed by Aebi Schmidt; and

•
after such four (4) business day period, Shyft’s Board determines in good faith, taking into account any proposal by Aebi Schmidt to amend the terms of the Merger Agreement, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

For a more complete summary, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Changes in Shyft Recommendation.”
Termination of the Merger Agreement (page 124)
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:
•	by mutual written agreement of Aebi Schmidt and Shyft;
•
by either Aebi Schmidt or Shyft if any governmental authority of competent jurisdiction has issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the Closing (unless the party seeking to so terminate the Merger Agreement has breached the Merger Agreement and such breach primarily caused or resulted in the issuance of such order);

•
by either Aebi Schmidt or Shyft if (x) the receipt of approval of the Merger Proposal is not obtained at the Special Meeting or any adjournment or postponement thereof, or (y) the approval by the holders of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement is not obtained;

•	by either Aebi Schmidt or Shyft if the Required Swiss Tax Rulings are not confirmed in all material aspects and without material reservations by the Swiss Federal Tax Administration;
•
by either Aebi Schmidt or Shyft if the Merger has not been consummated on or before the End Date; provided that Aebi Schmidt or Shyft may elect to extend the End Date for an additional three (3) months if all closing conditions are satisfied but requisite regulatory approvals have not yet been obtained or waived (or there is an order or applicable law relating to the requisite regulatory approvals that is preventing the consummation of the Merger) by the initial End Date. The right to so terminate the Merger Agreement or extent the initial End Date is not available to any party whose breach of the Merger Agreement primarily caused or resulted in the failure of the Merger to be consummated on or before the End Date (as extended, if applicable);

•	by Aebi Schmidt if Shyft has effectuated a Shyft Adverse Recommendation Change at any time prior to receipt of approval of the Merger Proposal;

•
by Aebi Schmidt if a breach of any representation or warranty or failure to perform any covenant or agreement by Shyft has occurred that would cause any of the closing conditions not be satisfied and such breach or failure to perform is incapable of being cured or has not been cured by the End Date or has not been cured within thirty (30) days following written notice to Shyft from Aebi Schmidt with respect thereto (unless Aebi Schmidt, Holdco or Merger Sub are also then in breach of the Merger Agreement and such breach would cause any of the closing conditions to also not be satisfied);

•
by Shyft if a breach of any representation or warranty or failure to perform any covenant or agreement by Aebi Schmidt, Holdco or Merger Sub, as applicable, has occurred that would cause any of the closing conditions with respect thereto to not be satisfied and such breach or failure to perform is incapable of being cured by or has not been cured by the End Date or has not been cured within thirty (30) days following written notice to Aebi Schmidt from Shyft with respect thereto (unless Shyft is also then in breach of the Merger Agreement and such breach would cause any of the closing conditions to also not be satisfied);

•
by Shyft if (i) all of the parties’ mutual conditions and the conditions to Aebi Schmidt’s obligation to close have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time) and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Aebi Schmidt of the Merger Agreement), (ii) Shyft has given written notice to Aebi Schmidt that it is ready, willing and able to take the actions within its control to consummate the Closing, and (iii) Aebi Schmidt has not obtained the Debt Financing (or Aebi Schmidt and/or Shyft have not obtained Alternative Financing); or

•
by Shyft if, prior to the receipt of approval of the Merger Proposal, Shyft’s Board authorizes Shyft to enter into a definitive agreement with respect to a Shyft Superior Proposal in accordance with the Merger Agreement.

Termination Fees (page 125)
Shyft will be obligated to pay a termination fee of $13,664,855 in cash to Aebi Schmidt if the Merger Agreement is terminated (a) by Shyft, prior to receiving the approval of the Merger Proposal, in order to enter into a definitive agreement with respect to a Shyft Superior Proposal, (b) by Aebi Schmidt if Shyft’s Board effects a Shyft Adverse Recommendation Change at any time prior to the receipt of the approval of the Merger Proposal, and (c) by either Aebi Schmidt or Shyft as a result of the failure to obtain approval of the Merger Proposal at a time when Aebi Schmidt is permitted to terminate the Merger Agreement as a result of Shyft’s Board effecting a Shyft Adverse Recommendation Change.
Aebi Schmidt will be obligated to pay a termination fee of $23,913,497 in cash to Shyft if the Merger Agreement is terminated (a) by Shyft as a result of a breach by Aebi Schmidt of certain pre-Closing covenants relating to the Debt Financing, (b) by Shyft if certain of the conditions to Aebi Schmidt’s obligations to consummate the Closing have been satisfied, Shyft has delivered written notice to Aebi Schmidt that it is ready, willing and able to consummate the Closing, and Aebi Schmidt has failed to obtain the Debt Financing or an Alternative Financing, and (c) by Aebi Schmidt or Shyft as a result of the failure to consummate the Closing on or before the End Date and, at the time of such termination, Shyft has the right to terminate the Merger Agreement as a result of (i) a breach by Aebi Schmidt of certain pre-Closing covenants relating to the Debt Financing, or (ii) certain of the conditions to Aebi Schmidt’s obligations to consummate the Closing having been satisfied, Shyft having delivered written notice to Aebi Schmidt that it is ready, willing and able to consummate the Closing, and Aebi Schmidt having failed to obtain the Debt Financing or an Alternative Financing.
If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party (or any officer, director, employee, stockholder, shareholder or Representative of such party) to any other parties thereto, provided that (i) no termination of the Merger Agreement will relieve any party of liabilities to any other party resulting from fraud or willful breach of the Merger Agreement and (ii) any payment of a termination fee under the Merger Agreement shall not relieve Shyft or Aebi Schmidt, as applicable, from the obligations to pay all costs and expenses incurred by such party in connection with the Merger Agreement, the Merger and the other Transactions. Notwithstanding the foregoing sentence, certain provisions in the Merger Agreement (including, but not limited to, those relating to construction, governing law, third party beneficiaries, waiver of jury trial and disclosure schedules) will survive in the event of termination.

For a more complete summary, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees.”
Expenses (page 125)
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses. For a more complete summary, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Expenses.”
Other Related Agreements (page 127)
Relationship Agreements
Concurrently at the Closing, the PCS Parties will enter into the PCS Relationship Agreement with Aebi Schmidt pursuant to which, among other things:
•
PCS will have the right to designate for nomination (i) four (4) qualified directors to the Combined Company Board for so long as the PCS Parties, together with their affiliates and respective permitted transferees, beneficially own at least 35% of the outstanding Aebi Schmidt Common Stock, (ii) three (3) qualified directors to the Combined Company Board for so long as the such persons beneficially own at least 25% of the outstanding Aebi Schmidt Common Stock, (iii) two (2) qualified directors to the Combined Company Board for so long as such persons beneficially own at least 15% of the outstanding Aebi Schmidt Common Stock, and (iv) one (1) qualified director to the Combined Company Board for so long as such persons beneficially own at least 12.5% of the outstanding Aebi Schmidt Common Stock (the “12.5% Condition”).

•
The PCS Parties will be required to cause the applicable number of directors designated by PCS for the nomination and actually appointed to the Combined Company Board to promptly tender their resignations from the Combined Company Board (and any committee thereof) to the extent necessary to ensure that the number of such directors designated by PCS and actually appointed to the Combined Company Board does not exceed the number of directors that the PCS Parties would then be entitled to designate for nomination to the Combined Company Board pursuant to the PCS Relationship Agreement.

•	The parties thereto will consider in good faith a reduction of the size of the Combined Company Board to nine (9) directors from and after the 2026 annual general meeting of the Combined Company.
•
For so long as the 12.5% Condition is satisfied, the Governance and Sustainability Committee will be required to consult with PCS regarding the identity of the Chairman of the Combined Company Board (it being acknowledged and agreed by PCS that the Chairman of the Combined Company Board and the Chief Executive Officer of the Combined Company will be different individuals).

•
The PCS Parties (and their respective permitted transferees) will be subject to a three-year “lock-up” period with respect to certain shares of Aebi Schmidt Common Stock beneficially owned by such parties, which restrictions permit (i) following the date that is six months after Closing, a sale of no more than 5% of the total outstanding shares of Aebi Schmidt Common Stock by the PCS Parties and certain other Specified Stockholders, (ii) following the one year anniversary of Closing, a sale of no more than an additional 5% of the total outstanding shares of Aebi Schmidt Common Stock by the PCS Parties and certain other Specified Stockholders, and (iii) following the two year anniversary of Closing, a sale of no more than a number of shares of Aebi Schmidt Common Stock that would result in (x) the PCS Parties beneficially owning at least 15% of the outstanding Aebi Schmidt Common Stock and (y) certain other Specified Stockholders beneficially owning at least 5% of the outstanding Aebi Schmidt Common Stock.

•
The PCS Parties (and their respective affiliates) are subject to a customary two-year “standstill” arrangement, subject to certain customary exceptions and a provision that allows the PCS Parties (and their respective affiliates), for a limited period of time, to purchase shares of Aebi Schmidt Common Stock to the extent an issuance of shares of Aebi Schmidt Common Stock results in the PCS Parties falling below the beneficial ownership thresholds necessary to appoint a number of qualified directors to the Combined Company Board.

•
For so long as the PCS Parties, together with their affiliates and respective permitted transferees, beneficially own at least 12.5% of the outstanding Aebi Schmidt Common Stock, the PCS Parties will have certain customary information and access rights.

Concurrently at the Closing, Gebuka will enter into the Gebuka Relationship Agreement and Barend Fruithof will enter into the Fruithof Relationship Agreement, each of which is based on the same form as the PCS Relationship Agreement, except that, among other differences, each of Gebuka and Fruithof will not have any right to designate any individual for nomination to the Combined Company Board and will not be entitled to the information rights provided to PCS under the PCS Relationship Agreement.
For a more complete summary, please see the section of this proxy statement/prospectus entitled “Other Related Agreements—Relationship Agreements.”
Support Agreement
In connection with the execution of the Merger Agreement, Shyft entered into the Support Agreement with the Specified Stockholders, who represented approximately 98% of the issued and outstanding shares of Aebi Schmidt Common Stock as of December 16, 2024. The Support Agreement provides that, among other things, the Specified Stockholders will vote the shares of Aebi Schmidt Common Stock set forth opposite such Specified Stockholder’s name on Annex I to the Support Agreement (together with any additional shares of Aebi Schmidt Common Stock or voting securities acquired by such Specified Stockholder after the date of the Support Agreement) (i) in favor of any transaction or other matter contemplated by the Merger Agreement, including any matter contemplated by the Aebi Schmidt Stockholder Approval, and (ii) against any (1) alternative acquisition proposal, (2) reorganization, recapitalization, liquidation or winding-up of Aebi Schmidt or any other extraordinary transaction involving Aebi Schmidt, (3) action, agreement or transaction the consummation of which would reasonably be expected to prevent or delay the consummation of the Merger, or (4) action or agreement that would reasonably be expected to result in a breach or violation of any covenant, representation or warranty or any other obligation of such Specified Stockholder contained in the Support Agreement.
Each Specified Stockholder has also agreed in the Support Agreement to certain restrictions on the transfer of its shares of Aebi Schmidt Common Stock, subject to the terms and conditions set forth in the Support Agreement. The Support Agreement will automatically terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the mutual written agreement of the parties to the Support Agreement.
For a more complete summary, please see the section of this proxy statement/prospectus entitled “Other Related Agreements—Support Agreement.”
Registration Rights Agreement
At the Closing, Aebi Schmidt and certain Specified Stockholders will enter into the Registration Rights Agreement, pursuant to which, among other things, Aebi Schmidt will (i) provide certain demand and “piggy-back” registration rights to the holders of registrable securities that are party to the Registration Rights Agreement, and (ii) if Aebi Schmidt is eligible to use Form S-3 or F-3, file a resale shelf registration statement on Form S-3 or F-3, as applicable, covering Aebi Schmidt Common Stock on demand by the other parties to the Registration Rights Agreement. For a more complete summary, please see the section of this proxy statement/prospectus entitled “Other Related Agreements—Registration Rights Agreement.”
Accounting Treatment (page 101)
The Merger will be accounted for as a “forward merger” using the acquisition method of accounting, pursuant to the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Aebi Schmidt treated as the legal and accounting acquirer and Shyft treated as the legal and accounting acquiree. Aebi Schmidt has been determined to be the accounting acquirer primarily based on an evaluation of the following facts and circumstances:
•	Aebi Schmidt’s existing shareholders will hold a majority (approximately 52%) of the issued and outstanding shares of Aebi Schmidt Common Stock as of immediately following the Closing;
•
Aebi Schmidt’s two largest shareholders as of immediately prior to the Closing will continue to be the two largest holders of shares of Aebi Schmidt Common Stock immediately following the Effective Time (holding approximately 35% and 13% of the shares of Aebi Schmidt Common Stock, respectively);

•
As of immediately following the Effective Time, Aebi Schmidt will designate the majority (six members) of the eleven-member Combined Company Board, and the largest existing shareholder of Aebi Schmidt as of immediately prior to the Closing will be one of such board members;

•	Aebi Schmidt’s existing chief executive officer will be the Combined Company’s chief executive officer as of immediately following the Closing;
•	Aebi Schmidt is relatively larger in size than Shyft with respect to assets, revenues, and earnings; and
•
As of immediately following the Closing, the Combined Company will retain the name “Aebi Schmidt Holding AG”, which will continue to be a Swiss-domiciled stock corporation (Aktiengesellschaft) headquartered at Aebi Schmidt’s current corporate office in Switzerland.

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired, and liabilities assumed, upon consummation of a business combination. Accordingly, the total purchase price paid by Aebi Schmidt, as the accounting acquirer, to acquire Shyft will be allocated to the assets acquired, and liabilities of Shyft assumed, based upon preliminary estimated fair values. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill; however, the net assets of Aebi Schmidt will continue to be recognized at historical cost. Furthermore, because Aebi Schmidt is treated as the accounting acquirer, prior period financial information presented in the Combined Company’s financial statements will reflect the historical financial activity of Aebi Schmidt. For a more complete summary, please see the sections of this proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Financing Matters (page 63)
In connection with the execution of the Merger Agreement, Aebi Schmidt entered into a debt commitment letter, mandate letters, and fee letters, dated as of December 16, 2024 (collectively the “Debt Commitment Papers”) with the Original Lenders, pursuant to which the Original Lenders agreed to provide Aebi Schmidt and certain of its subsidiaries with (1) a multicurrency senior secured amortizing term loan facility in an aggregate principal amount of up to $350,000,000 and (2) a multicurrency senior secured revolving credit facility in an aggregate principal amount of up to $200,000,000 on the terms and subject to the conditions set forth in the Debt Commitment Papers (the “Debt Financing”). Subsequent to the execution of the Merger Agreement, Aebi Schmidt entered into the New Credit Facilities Agreement with respect to the Debt Financing. The New Credit Facilities Agreement provides aggregate facilities of $600,000,000 consisting of (1) a multicurrency senior secured amortizing term loan facility in an aggregate amount of up to $350,000,000 (the “New Term Loan Credit Facility”) and (2) a multicurrency senior secured revolving loan facility in an aggregate amount of up to $250,000,000 (which is $50,000,000 more than contemplated by the Debt Commitment Papers) (the “New Revolving Credit Facility”, and together with the New Term Loan Credit Facility, the “New Credit Facilities”), both of which mature no later than five years after the first utilization under the New Credit Facilities Agreement. The proceeds of the New Credit Facilities shall be used (1) to refinance existing interest-bearing financial indebtedness of Aebi Schmidt and Shyft (and their subsidiaries) (the “Refinancing”) and (2) to pay costs and expenses incurred in connection with the Refinancing and the Transactions (collectively, the “Finance Uses”). The New Revolving Credit Facility may additionally be used for general corporate and working capital purposes (including certain permitted acquisitions). The obligations of the Lenders to consummate the Debt Financing under the New Credit Facilities Agreement are subject to certain closing conditions, including the consummation of the Merger.
Material U.S. Federal Income Tax Considerations for U.S. Holders (page 201)
In connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Davis Polk has delivered to Shyft its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, and representations from Shyft and Aebi Schmidt, (i) the Merger will qualify as a reorganization under Section 368(a) of the Code, and (ii) the transfer of shares of Shyft Common Stock by shareholders of Shyft pursuant to the Merger (other than by any shareholder of Shyft who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii))) of Aebi Schmidt following the Merger that does not enter into a five year gain recognition agreement with respect to Shyft Common Stock such shareholder transferred in the form provided in Treasury Regulations Section 1.367(a)-8) should qualify for an exception to Section 367(a)(1) of the Code.

Assuming that the Merger qualifies for the Intended U.S. Shareholder Tax Treatment, if a U.S. holder of shares of Shyft Common Stock exchanges all of its shares of Shyft Common Stock for shares of Aebi Schmidt Common Stock in the Transactions, and the U.S. holder is not a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii))) that does not file with the IRS a gain recognition agreement as described in applicable Treasury Regulations, such U.S. holder should not recognize any gain or loss with respect to its shares of Shyft Common Stock, except to the extent of any cash such U.S. holder may receive in lieu of a fractional share of Aebi Schmidt Common Stock.
If, notwithstanding the parties’ expectation, Section 367(a)(1) of the Code were to apply to the Merger, a U.S. holder of shares of Shyft Common Stock would recognize gain (but not loss) on such exchange. Additionally, if the IRS were to successfully challenge under Section 7874 of the Code Aebi Schmidt’s status as a non-U.S. corporation for U.S. federal income tax purposes, Aebi Schmidt would be subject to significant adverse tax consequences, including a higher effective corporate tax rate on Aebi Schmidt. For a more complete description of the risks if Section 367(a)(1) of the Code were to apply to the Merger, please see the section of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to Tax Matters.”
For a more complete description of the U.S. federal income tax consequences of the Transactions to U.S. holders, please see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus contain certain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Exchange Act with respect to the businesses, strategies and plans of Shyft and Aebi Schmidt and the Combined Company following the Merger, their expectations relating to the Merger and the future financial condition and performance of the Combined Company following the Merger. Statements included in or incorporated by reference into this proxy statement/prospectus that are not historical facts, including statements about the beliefs and expectations of the management of each of Shyft and Aebi Schmidt, are forward-looking statements.
Whenever used, words such as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements,” including the negative of those words and phrases, are forward-looking statements. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft, Aebi Schmidt and the Combined Company based on currently available information.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Shyft’s management team, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Actual results may differ materially from the current expectations of Shyft and Aebi Schmidt, depending upon a number of factors affecting their businesses and risks associated with the successful execution of the Merger and the integration and performance of their businesses following the Merger. These factors include, but are not limited to, risks and uncertainties detailed in Shyft’s periodic public filings with the SEC, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” and in the section entitled “Risk Factors” in Shyft’s 2024 Form 10-K, and in subsequent filings by Shyft with the SEC, and the following factors:
•	regulatory and other required approvals in connection with the Merger may prevent or substantially delay the consummation of the Merger;
•	the Merger is subject to many conditions, and if these conditions are not satisfied or waived, the Merger may not be completed;
•	the number of shares of Aebi Schmidt Common Stock to be issued to Shyft shareholders as consideration for the Merger will remain unaffected by any fluctuation of the value of Shyft Common Stock;
•	The financial forecasts for each of Shyft, Aebi Schmidt and the Combined Company contained herein have not been audited and are subject to change;
•	Aebi Schmidt will enter into the Relationship Agreements with the Specified Stockholders, which provides the Specified Stockholders with certain rights over company matters;
•	the termination of the Merger Agreement could negatively impact Shyft;
•	Shyft and Aebi Schmidt will be subject to certain operating restrictions until consummation of the Merger and business uncertainties until and following the consummation of the Merger;
•	completion of the Merger may require consents or trigger change in control or other provisions in certain agreements to which Shyft is a party;
•
uncertainty during pendency of the Merger may cause suppliers, customers or other business partners to delay or defer decisions concerning Shyft or re-negotiate agreements with us, and consummation of the Merger could cause suppliers, customers and other business partners to terminate or re-negotiate their relationships with the Combined Company;

•
litigation that may be filed against Shyft, Aebi Schmidt, Holdco, Merger Sub and/or the members of Shyft’s Board could prevent or delay the consummation of the Merger or result in the payment of damages following completion of the Merger;

•
the unaudited pro forma condensed combined financial information and prospective financial information included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of the Combined Company following the Merger may differ materially;

•	Shyft may waive one or more of the conditions to the Merger without resoliciting shareholder approval;
•	the Merger cannot be completed without the approval of the Merger Proposal;
•	Shyft’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of Shyft shareholders;
•
if Shyft’s due diligence investigation of Aebi Schmidt was inadequate or if unexpected risks related to Aebi Schmidt’s business materialize, it could have a material adverse effect on the investment of Shyft’s shareholders;

•
Shyft does not have a contractual right to make indemnification claims against Aebi Schmidt or its shareholders for the breach of any representations, warranties, or covenants made by Aebi Schmidt in the Merger Agreement;

•
after the completion of the Merger, the Combined Company may fail to realize the anticipated benefits and cost savings of the Merger, which could adversely affect the value of the shares of Aebi Schmidt Common Stock following the Merger;

•	upon the completion of the Merger, Shyft shareholders will have different rights under the Combined Company’s governing documents from those they currently have under Shyft’s governing documents;
•	current Shyft shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over the management of the Combined Company;
•	the future results of the Combined Company may be adversely impacted if the Combined Company does not effectively manage its expanded operations following completion of the Merger;
•	each of Shyft and Aebi Schmidt expects to incur substantial expenses related to the completion of the Merger and the integration of the businesses of Shyft and Aebi Schmidt;
•
the market price of shares of Aebi Schmidt Common Stock after the Merger may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Shyft Common Stock; and

•
the credit ratings of the Combined Company may be impacted by the additional indebtedness the Combined Company expects to incur in connection with the Merger and any negative impact on credit ratings may impact the cost and availability of future borrowings and, accordingly, the cost of capital of the Combined Company.

Consequently, all of the forward-looking statements Shyft or Aebi Schmidt make in this document are qualified by the information contained in or incorporated by reference into this proxy statement/prospectus, including, but not limited to, (i) the information contained under this heading, (ii) the information discussed in the section of this proxy statement/prospectus entitled “Risk Factors” and (iii) the information discussed under the section entitled “Risk Factors” in Shyft’s 2024 Form 10-K and subsequent filings by Shyft with the SEC. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Neither Shyft nor Aebi Schmidt is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as required by law. Persons reading this proxy statement/prospectus are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

RISK FACTORS
Before you vote, you should carefully consider the risks described below, and the risk factors described in the section entitled “Risk Factors” in Shyft’s 2024 Form 10-K, which is incorporated by reference into this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Where You Can Find More Information” and “Cautionary Statement Regarding Forward-Looking Statements,” and the other information contained in this proxy statement/prospectus or in the documents of Shyft incorporated by reference into this proxy statement/prospectus. In addition to those risks, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Shyft or Aebi Schmidt assess the impact of all factors on the Merger and the Combined Company following the Merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.
Risks Relating to the Merger
Regulatory approval could prevent, or substantially delay, consummation of the Merger.
The Special Meeting at which the Merger Proposal, the Advisory Compensation Proposal and the Adjournment Proposal will be considered may take place before all of the required regulatory approvals have been obtained or waived and before all conditions to such approvals, if any, are known. In this event, if the various shareholder approvals are approved, Shyft may subsequently agree to conditions without further seeking shareholder approval, even if such conditions could have an adverse effect on Shyft or the Combined Company, except as required by applicable law.
Furthermore, at any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act and receipt or waiver of any required foreign regulatory approvals, the DOJ, FTC or any U.S. state, or any other U.S. or non-U.S. governmental authority could take such action under applicable antitrust laws, foreign direct investment laws or other applicable laws as any such authority deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking divestiture of any assets of the parties. A competitor, customer or other private third party also may seek to take legal action under the antitrust laws challenging or seeking to enjoin the Transactions, before or after they are consummated.
The governmental authorities from which regulatory consents, approvals, non-disapprovals and other authorizations under applicable antitrust and foreign direct investment laws and regulations are required have broad discretion in administering the governing laws and regulations, and may take into account various facts and circumstances in their consideration of the Merger, including other potential transactions in Shyft’s and Aebi Schmidt’s industry or in other industries. These governmental authorities may initiate proceedings seeking to prevent the Merger. As a condition to authorization of the Merger or the Transactions, these governmental authorities also may seek to impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of Shyft’s and Aebi Schmidt’s business after completion of the Merger.
For a more complete summary of the requirements of Shyft and Aebi Schmidt related to regulatory approvals and the regulatory approvals that must be satisfied or waived prior to completion of the Merger, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Efforts to Obtain Regulatory Approval,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Merger—Regulatory Approvals.”
The completion of the Merger is subject to certain closing conditions, including regulatory and stockholder approvals as well as other uncertainties, and there can be no assurances as to whether and when they may be completed.
The consummation of the Merger is subject to a number of conditions to the Closing set forth in the Merger Agreement that must be satisfied or waived, including (i) approval of the Merger Proposal, (ii) the approval by the holders of two-thirds of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement, (iii) the requisite regulatory consents, approvals and other authorizations of the Merger, including the lapse of any waiting periods imposed by any regulatory authorities, (iv) the absence of any decision, injunction, decree, ruling, law or order by a governmental authority prohibiting the consummation of the Merger, (v) the approval of the listing on Nasdaq of all shares of Aebi Schmidt Common Stock to be issued pursuant to the Merger Agreement, (vi) a registration statement on Form S-4 registering the shares of Aebi Schmidt Common

Stock issuable as part of the Merger Consideration in connection with the Transactions having been declared effective by the SEC, and (vii) the confirmation of the Required Swiss Tax Rulings in all material aspects and without material reservations by the Swiss Federal Tax Administration.
The Closing is also subject to the satisfaction or waiver of a number of other conditions, including, among others, the accuracy of representations and warranties in the Merger Agreement (subject to certain materiality qualifiers, and other customary exceptions), the performance in all material respects by Shyft and Aebi Schmidt of Shyft’s respective obligations under the Merger Agreement, the absence of a material adverse effect on Shyft or Aebi Schmidt, the receipt by Shyft and Aebi Schmidt of officer certificates signed on behalf of Aebi Schmidt, Holdco and Merger Sub, with respect to the certificate to be received by Shyft, and signed on behalf of Shyft with respect to the certificate to be received by Aebi Schmidt, certifying the satisfaction of the preceding conditions. In addition, the Closing is subject to the execution and delivery by Shyft, Aebi Schmidt and holders of Aebi Schmidt Common Stock of the Relationship Agreements and the Registration Rights Agreement. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger” for a further discussion of these agreements.
If these conditions are not satisfied (or waived, if applicable) by certain dates specified in the Merger Agreement, either Shyft or Aebi Schmidt may terminate the Merger Agreement in certain circumstances. Specifically, pursuant to the Merger Agreement, approval of the Merger Proposal is a condition to the consummation of the Merger. Accordingly, the Merger cannot be completed unless Shyft shareholders approve the Merger Proposal. If any of the required votes are not obtained from Shyft shareholders, the Merger Agreement may be terminated in accordance with its terms.
For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see the section of this proxy statement entitled “The Merger Agreement—Conditions to Completion of the Merger.”
Shyft can provide no assurance that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable) in a timely manner or at all. Furthermore, if all required consents and approvals are obtained and all closing conditions are timely satisfied (or waived, if applicable), Shyft can provide no assurance as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the Merger. Many of the closing conditions are outside of either Shyft’s or Aebi Schmidt’s control, and neither company can predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Merger could cause Shyft not to realize some or all of the benefits that Shyft expects to achieve if the Merger is successfully completed within its expected timeframe.
The number of shares of Aebi Schmidt Common Stock to be issued to Shyft shareholders as consideration for the Merger will remain unaffected by any fluctuation of the value of Shyft Common Stock.
The number of shares of Aebi Schmidt Common Stock to be issued to Shyft shareholders as consideration for the Merger will be determined based on the Exchange Ratio set forth in the Merger Agreement as a result of negotiations between the parties as to the relative values of the two companies. The Exchange Ratio is subject to adjustments in the case of reclassifications, recapitalization, stock splits or other actions but is not adjustable for any change in market value of Shyft Common Stock following the announcement of, but prior to the consummation of, the Merger. Therefore, if before the completion of the Merger, the market price of Shyft Common Stock increases from the market price on the date of the Merger Agreement, there will not be any corresponding increase in the number of shares of Aebi Schmidt Common Stock to be issued to Shyft shareholders as consideration for the Merger. The lack of adjustment to the Exchange Ratio may result in the value of the Merger Consideration increasing or decreasing based on changes in the trading price of Shyft Common Stock following the announcement of the Merger relative to the value of Aebi Schmidt Common Stock to be issued.
Aebi Schmidt Common Stock does not have a history of trading and the market price and trading volume of Aebi Schmidt Common Stock following the Effective Time may be volatile.
The Merger Consideration consists entirely of shares of Aebi Schmidt Common Stock. Therefore, the value of the Merger Consideration will depend on the market price of the shares of Aebi Schmidt Common Stock at the Effective Time. Because there has not been any public market for Aebi Schmidt Common Stock, the market price and trading volume of Aebi Schmidt Common Stock following the Effective Time may be volatile. Further, since the Shyft Common Stock is currently included in the Russell 3000 Index and the Aebi Schmidt Common Stock may not

be included in the Russell 3000 Index or other stock indices, significant amounts of Aebi Schmidt Common Stock may have to be sold in the open market by index funds and other investors where there may not be offsetting demand.
The financial forecasts for each of Shyft, Aebi Schmidt and the Combined Company contained herein have not been audited and are subject to change.
This proxy statement/prospectus includes certain financial forecasts for Shyft and Aebi Schmidt. The financial forecasts have been prepared by management of Shyft or Aebi Schmidt, as applicable, and neither company’s independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to such financial forecasts or related information. The financial forecasts were prepared in connection with the Merger and should not be considered financial guidance. There can be no assurance that Shyft or Aebi Schmidt’s actual results for the periods presented herein will not differ from the financial forecasts presented herein and such changes could be material. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Certain Unaudited Prospective Financial Information Utilized by Shyft’s Board and Financial Advisor.”
Aebi Schmidt will enter into the Relationship Agreements with the Specified Stockholders, which provide the Specified Stockholders with certain rights over company matters.
Concurrently with the Closing, the Specified Stockholders will enter into the Relationship Agreements in substantially the form attached hereto as Annexes C-1, C-2 and C-3, as applicable. The Relationship Agreements will establish certain rights, restrictions and obligations of the Specified Stockholders, and will set forth other arrangements relating to the Combined Company, including the right of PCS to designate up to four individuals for nomination to the Combined Company Board, subject to the PCS Parties maintaining certain beneficial ownership of shares of Aebi Schmidt Common Stock. Pursuant to the Relationship Agreements, after the second anniversary of the Closing, the Specified Stockholders may increase their stake in the Combined Company, which would lead to more influence of the Specified Stockholders in the Combined Company’s general meeting of shareholders. Also, the PCS Relationship Agreement can be terminated by PCS after the fourth anniversary of the Closing, and if the PCS Relationship Agreement were to be terminated, the PCS Parties could nominate more members to the Combined Company Board than what is envisaged by the PCS Relationship Agreement. The interests of the parties to the Relationship Agreements may differ from those of other holders of Aebi Schmidt Common Stock. For more information, please see the section of this proxy statement/prospectus entitled “Other Related Agreements—Relationship Agreements.”
The Merger may not be accretive and may cause dilution to Shyft’s adjusted diluted earnings and free cash flow, which may negatively affect the market price of the shares of the Combined Company.
Shyft currently anticipates that the Merger will be accretive to Shyft’s adjusted diluted earnings and free cash flow in the first full year following the consummation of the Merger after certain adjustments. This expectation is based on preliminary estimates, which may change materially. Shyft could also encounter additional transaction and integration related costs and other factors such as failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to Shyft’s adjusted diluted earnings and free cash flow or decrease or delay the expected accretive effect of the Merger and cause a decrease in the market value of the stock of the Combined Company.
The termination of the Merger Agreement could negatively impact Shyft.
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:
•	by mutual written agreement of Aebi Schmidt and Shyft;
•
by either Aebi Schmidt or Shyft if any governmental authority of competent jurisdiction has issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the Closing (unless the party seeking to so terminate the Merger Agreement has breached the Merger Agreement and such breach primarily caused or resulted in the issuance of such order);

•
by either Aebi Schmidt or Shyft if (x) the receipt of approval of the Merger Proposal is not obtained at the Special Meeting or any adjournment or postponement thereof, or (y) the approval by the holders of at least two-thirds majority of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement is not obtained;
•	by either Aebi Schmidt or Shyft if the Required Swiss Tax Rulings are not confirmed in all material aspects and without material reservations by the Swiss Federal Tax Administration;
•
by either Aebi Schmidt or Shyft if the Merger has not been consummated on or before 5:00 p.m. New York time on the End Date; provided that Aebi Schmidt or Shyft may elect to extend the End Date for an additional three (3) months if all other closing conditions are satisfied except the requisite regulatory approvals have not yet been obtained or waived (or there is an order or applicable law relating to the requisite regulatory approvals that is preventing the consummation of the Merger) by the initial End Date. The right to so terminate the Merger Agreement or extent the initial End Date is not available to any party whose breach of the Merger Agreement primarily caused or resulted in the failure of the Merger to be consummated on or before the End Date (as extended, if applicable);

•	by Aebi Schmidt if Shyft has effectuated a Shyft Adverse Recommendation Change at any time prior to receipt of approval of the Merger Proposal;
•
by Aebi Schmidt if a breach of any representation or warranty or failure to perform any covenant or agreement by Shyft has occurred that would cause any of the closing conditions not be satisfied and such breach or failure to perform is incapable of being cured or has not been cured by the End Date or has not been cured within thirty (30) days following written notice to Shyft from Aebi Schmidt with respect thereto (unless Aebi Schmidt, Holdco or Merger Sub are also then in breach of the Merger Agreement and such breach would cause any of the closing conditions to also not be satisfied);

•
by Shyft if a breach of any representation or warranty or failure to perform any covenant or agreement by Aebi Schmidt, Holdco or Merger Sub, as applicable, has occurred that would cause any of the closing conditions with respect thereto to not be satisfied and such breach or failure to perform is incapable of being cured by or has not been cured by the End Date or has not been cured within thirty (30) days following written notice to Aebi Schmidt from Shyft with respect thereto (unless Shyft is also then in breach of the Merger Agreement and such breach would cause any of the closing conditions to also not be satisfied);

•
by Shyft if (i) all of the mutual conditions to consummate the Closing and the conditions to Aebi Schmidt’s obligation to consummate the Closing have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time) and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Aebi Schmidt of the Merger Agreement), (ii) Shyft has given written notice to Aebi Schmidt that it is ready, willing and able to take the actions within its control to consummate the Closing, and (iii) Aebi Schmidt has not obtained the Debt Financing (or Aebi Schmidt and/or Shyft have not obtained Alternative Financing); or

•
by Shyft if, prior to the receipt of approval of the Merger Proposal, Shyft’s Board authorizes Shyft to enter into a definitive agreement with respect to a Shyft Superior Proposal in accordance with the Merger Agreement.

If the Merger Agreement is terminated, under specified circumstances, Shyft may be required to pay Aebi Schmidt a termination fee of $13,664,855. For more information, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and the termination fee may become payable.
In addition, if the Merger is not consummated, Shyft could be subject to litigation related to any failure to consummate the Merger or related to any enforcement proceeding commenced against Shyft to perform Shyft’s obligations under the Merger Agreement. The materialization of any of these risks could materially and adversely impact Shyft’s ongoing business.

Failure to consummate the Merger could negatively impact Shyft’s business, results of operations, financial condition and the price of Shyft Common Stock.
If the Merger is not completed for any reason, including as a result of Shyft’s shareholders failing to adopt the Merger Agreement or Aebi Schmidt’s shareholders failing to approve the Transactions, Shyft will remain an independent public company. Shyft’s ongoing business may be materially and adversely affected, and Shyft would be subject to a number of risks, including the following:
•
to the extent that the current market price of Shyft Common Stock reflects an assumption that the Merger will be completed, the price of Shyft Common Stock could decrease if the Merger is not completed;

•
except if terminated pursuant to Shyft’s entry into an alternative definitive agreement in connection with a Shyft Superior Proposal (as defined in the Merger Agreement), if the Merger Agreement is terminated and Shyft’s Board seeks another business combination, Shyft’s shareholders cannot be certain that Shyft will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that Aebi Schmidt has agreed to in the Merger Agreement;

•
matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Shyft’s management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Shyft as an independent company;

•
investor confidence could decline, shareholder litigation, or litigation related to any failure to consummate the Merger or related to any enforcement proceeding commenced against Shyft to perform its obligations under the Merger Agreement, could be brought against Shyft, relationships with existing and prospective customers, service providers, investors, lenders and other business partners may be adversely impacted, Shyft may be unable to retain key personnel, and profitability may be adversely impacted due to costs incurred in connection with the pending Merger;

•
the Merger Agreement places certain restrictions on the conduct of Shyft’s business prior to Closing, and such restrictions, the waiver of which is subject to the consent of Aebi Schmidt, may prevent Shyft from making certain acquisitions, entering into or amending certain contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Shyft would have made, taken or pursued if these restrictions were not in place; and

•
Shyft will be obligated to pay a termination fee of $13,664,855 in cash to Aebi Schmidt if the Merger Agreement is terminated (a) by Shyft, prior to receiving the approval of the Merger Agreement and the Transactions, including the Merger, by Shyft’s shareholders, in order to enter into a definitive agreement with respect to a Shyft Superior Proposal, (b) by Aebi Schmidt if Shyft’s Board effects an adverse recommendation change at any time prior to the receipt of the approval by Shyft’s shareholders, and (c) by either Aebi Schmidt or Shyft as a result of the failure to obtain the approval by Shyft’s shareholders at a time when Aebi Schmidt is permitted to terminate the Merger Agreement as a result of Shyft’s Board effecting an adverse recommendation change.

For more information, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and the termination fee may become payable.
In addition, if the Merger is not completed, Shyft could be subject to litigation related to any failure to consummate the Merger or related to any enforcement proceeding commenced against Shyft and Aebi Schmidt to perform the obligations under the Merger Agreement. The materialization of any of these risks could materially and adversely impact the ongoing business of Shyft and Aebi Schmidt.
Shyft and Aebi Schmidt will be subject to certain operating restrictions until consummation of the Merger and business uncertainties until and following the consummation of the Merger.
The Merger Agreement also includes restrictions on the conduct of Shyft’s business until the earlier of the Closing or termination of the Merger Agreement. For example, unless Shyft and Aebi Schmidt obtain each other’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), Shyft and Aebi Schmidt may not, subject to certain exceptions and aggregate limitations, incur additional indebtedness, issue additional shares of Shyft Common Stock and Aebi Schmidt Common Stock outside of Shyft’s and Aebi Schmidt’s equity incentive plans, repurchase Shyft Common Stock and Aebi Schmidt Common Stock, pay dividends, acquire assets, securities or property, dispose of businesses or assets, enter into material contracts or make certain additional capital expenditures. Shyft and Aebi Schmidt may find that these and other contractual restrictions in the Merger Agreement may negatively affect Shyft’s and Aebi Schmidt’s respective businesses and operations or delay or prevent Shyft and Aebi Schmidt from responding, or limit Shyft’s and Aebi Schmidt’s ability to respond, effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if Shyft management and Aebi Schmidt management believes they may be advisable.
For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conduct of Business” for a description of the restrictive covenants to which each of Shyft and Aebi Schmidt is subject.
The Merger Agreement contains restrictions on Shyft’s ability to pursue alternatives to the Merger.
The Merger Agreement contains customary “no-shop” provisions that, subject to limited exceptions, restrict Shyft and its subsidiaries’ ability to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage or induce the submission of any proposals or offers that constitute or could reasonably be expected to lead to any alternative acquisition proposal, (ii) continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Shyft or any of Shyft’s subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Shyft or any of Shyft’s subsidiaries to, or otherwise cooperate in any way with, any third party (or its potential source of financing) that Shyft knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, an alternative acquisition proposal to Shyft, (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Shyft or any of its subsidiaries, or (iv) approve, authorize, agree or publicly announce any intention to do any of the foregoing. Further, subject to limited exceptions and consistent with applicable law, the Merger Agreement provides that Shyft’s Board may not fail to make, withdraw or qualify, amend or modify, in each case, in a manner adverse to Aebi Schmidt, its recommendation that Shyft’s shareholders vote in favor of the adoption of the Merger Agreement and the Transactions.
The “no-shop” restrictions on Shyft are subject to a customary “fiduciary out” provision, pursuant to which Shyft may furnish information to, or engage in discussions or negotiations with, a third party in response to a bona fide alternative acquisition proposal from such third party, if Shyft’s Board (a) determines in good faith (after consultation with Shyft’s financial advisor and outside legal counsel) that such proposal either constitutes a Shyft Superior Proposal or would reasonably be expected to result in a Shyft Superior Proposal, and (b) determines in good faith (after consultation with Shyft’s outside legal counsel) that the failure to take such actions would reasonably be expected to be inconsistent with the Shyft Board’s fiduciary duties under applicable law.
Subject to certain conditions and exceptions, Shyft’s Board may also effect an adverse recommendation change in response to a Shyft Intervening Event (as defined in the Merger Agreement) if Shyft’s Board determines in good faith (after consultation with Shyft’s outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the Shyft Board’s fiduciary duties under applicable law, subject to Shyft’s compliance with certain specified notice requirements and other conditions set forth in the Merger Agreement (including, under certain circumstances and if requested by Aebi Schmidt, the obligation to negotiate in good faith with Aebi Schmidt regarding revisions, if any, to the Merger Agreement proposed by Aebi Schmidt). However, doing so in specified situations could require Shyft to pay to Aebi Schmidt a termination fee of $13,664,855.
The parties believe these provisions are reasonable and not preclusive of other offers, but such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such transaction. Additionally, if the Merger Agreement is terminated and Shyft determines to seek another business combination, Shyft may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger Agreement. There also is a risk that the requirement to pay the termination fee or expense payment to Aebi Schmidt in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire Shyft than it might otherwise have proposed to pay.
See the sections of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation by Shyft; No Adverse Board Recommendation,” “The Merger Agreement—No Solicitation by Aebi Schmidt,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees” for a more complete discussion of these restrictions and consequences.

Completion of the Merger may require consents or trigger change in control or other provisions in certain agreements to which Shyft or Aebi Schmidt, as applicable, is a party.
The completion of the Merger may require consents or trigger change in control or other provisions in certain agreements to which Shyft or Aebi Schmidt, as applicable, is a party. If Aebi Schmidt and Shyft are unable to obtain consents or negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, discontinuing business relationships or seeking monetary damages. Even if Aebi Schmidt and Shyft are able to obtain consent or negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Shyft or Aebi Schmidt, as the case may be. Such action could cause the Combined Company to lose business, increase the cost of doing business and/or lower profitability or have other adverse financial impacts.
Shyft can provide no assurance that all required consents will be obtained (or waived, if applicable) in a timely manner or at all, and, if all required consents are obtained, and all other closing conditions are timely satisfied (or waived, if applicable), Shyft can provide no assurance as to the terms, conditions and timing of such consents or the timing of the completion of the Merger. Many of the conditions to completion of the Merger are not within Shyft’s control, and Shyft cannot predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Merger could cause Shyft not to realize some or all of the benefits that it expects to achieve if the Merger is successfully completed within its expected timeframe.
Uncertainty during pendency of the Merger may cause suppliers, customers or other business partners to delay or defer decisions concerning Shyft or re-negotiate agreements with Shyft, and consummation of the Merger could cause suppliers, customers and other business partners to terminate or re-negotiate their relationships with the Combined Company.
In connection with the pendency of the Merger, it is possible that some customers, suppliers, vendors, partners, distributors and others strategic partners with whom Shyft has business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us, as a result of the Merger or otherwise. These disruptions could have a material adverse effect on the businesses, financial condition, results of operations or prospects of Shyft, Aebi Schmidt and/or the Combined Company, including a material adverse effect on the Combined Company’s ability to realize the anticipated benefits of the Merger. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.
Shyft may have difficulty attracting, motivating and retaining executives and other key employees in light of the Merger.
Shyft is dependent on the experience and industry knowledge of its officers and other key employees to execute its business plans. The Combined Company’s success after the completion of the Merger will depend in part upon the ability of the Combined Company to retain certain key management personnel and employees of Shyft. Uncertainty about the effect of the Merger on Shyft’s employees may have an adverse effect on Shyft’s business. This uncertainty may impair Shyft’s ability to attract, retain and motivate key employees. Employee retention may be particularly challenging during the pendency of the Merger, as Shyft’s employees may experience uncertainty about their future roles in the combined business. No assurance can be given that Shyft will be able to attract or retain key employees to the same extent that it has been able to attract or retain employees in the past.
Litigation that may be filed against Shyft, Aebi Schmidt, Holdco, Merger Sub and/or the members of Shyft’s Board could prevent or delay the consummation of the Merger or result in the payment of damages following completion of the Merger.
In connection with the Merger, third parties may file lawsuits against Shyft, Aebi Schmidt, Holdco, Merger Sub and/or the members of Shyft’s Board. The outcome of any such litigation would be uncertain.
One of the conditions to Closing is the absence of any injunction or other order being in effect that prohibits completion of the Merger. Accordingly, if a dismissal is not granted or a settlement is not reached, any such lawsuits could prevent or delay completion of the Merger. Such lawsuits may also result in substantial costs to Shyft, Aebi Schmidt or the Combined Company following the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Combined Company’s business, financial condition, results of operations and cash flows.

The unaudited pro forma condensed combined financial information and prospective financial information included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of the Combined Company following the Merger may differ materially.
The unaudited pro forma condensed combined financial information and prospective financial information contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, do not represent the actual financial condition or results of operations of Shyft and Aebi Schmidt prior to the Merger and may not be an indication of financial condition or results of operations of the Combined Company following the Merger for several reasons. The actual financial condition and results of operations of Shyft and Aebi Schmidt prior to the Merger and those of the Combined Company following the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial information and prospective financial information. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information and prospective financial information may not be realized, and other factors may affect Shyft’s and Aebi Schmidt’s respective financial condition or results of operations prior to the Merger and the Combined Company’s financial condition or results of operations following the Merger. In connection with the preparation of the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus, Shyft and Aebi Schmidt have begun to, and, following the Merger, the Combined Company will continue to, conduct a review of accounting policies of Aebi Schmidt in an effort to determine if there are any differences. As a result of that review, the Combined Company may identify differences among the accounting policies of the companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus. Any potential decline in Shyft’s, Aebi Schmidt’s or the Combined Company’s financial condition or results of operations may cause significant variations in the pro forma financial statements, Shyft’s stock price and the stock price of the Combined Company following the Closing.
Shyft may waive one or more of the conditions to the Merger without resoliciting shareholder approval.
Shyft may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Merger, to the extent permitted by applicable law. Shyft will evaluate the materiality of any such waiver and its effect on Shyft’s shareholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus and resolicitation of proxies is required or warranted. In some cases, if Shyft’s Board determines that such a waiver is warranted but that such waiver or its effect on Shyft’s shareholders is not sufficiently material to warrant resolicitation of proxies, Shyft has the discretion to consummate the Merger without seeking further shareholder approval. Any determination whether to waive any condition to the Merger or as to resoliciting shareholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Shyft at the time of such waiver based on the facts and circumstances as they exist at that time.
Shyft’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of Shyft shareholders.
In considering the recommendation of Shyft’s Board that Shyft shareholders adopt the Merger Agreement, Shyft shareholders should be aware that Shyft’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of Shyft shareholders generally. Shyft’s Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions, including the Merger, and in making their recommendation that Shyft shareholders approve the Merger Agreement and the Transactions, including the Merger. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger” for a description of the interests of Shyft’s executive officers and directors with respect to the Merger.
If Shyft’s due diligence investigation of Aebi Schmidt was inadequate or if unexpected risks related to Aebi Schmidt’s business materialize, it could have a material adverse effect on Shyft’s shareholders’ investment.
Even though Shyft conducted a due diligence investigation of Aebi Schmidt, Shyft cannot be sure that its diligence surfaced all material issues that may be present inside Aebi Schmidt or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Aebi Schmidt and its business and outside of its control will not arise later. If any such material issues arise, they may materially and adversely impact the ongoing business of the Combined Company and Shyft’s shareholders’ investment.

Shyft does not have a contractual right to make indemnification claims against Aebi Schmidt or its shareholders for the breach of any representations, warranties, or covenants made by Aebi Schmidt in the Merger Agreement.
Under the Merger Agreement, Shyft does not have a right to make contractual claims against Aebi Schmidt or its shareholders after the Closing, including for a breach by Aebi Schmidt of the representations and warranties made, or for violation of certain covenants in the Merger Agreement. If Aebi Schmidt breaches the representations, warranties or covenants made in the Merger Agreement, it may materially and adversely impact the ongoing business of the Combined Company and Shyft’s shareholders’ investment, for which Shyft may have no recourse against Aebi Schmidt or its shareholders.
Following the Merger, the composition of the Combined Company Board will be different from the current compositions of Shyft’s Board and Aebi Schmidt’s Board.
Shyft’s Board currently consists of nine (9) directors and Aebi Schmidt’s Board currently consists of seven (7) directors. Immediately following completion of the Merger, the Combined Company Board will be comprised of eleven (11) members, five (5) of whom will be designated by Shyft (who will initially be James A. Sharman, Michael Dinkins, Paul Mascarenas, Terri Pizzuto and Angela Freeman) and six (6) of whom will be designated by Aebi Schmidt (who will initially be Barend Fruithof, Peter Spuhler, Daniela Spuhler, Andreas Rickenbacher, Patrick Schaub and Martin Ritter). This new composition of the Combined Company Board may affect the future decisions of the Combined Company.
Shyft shareholders will not have appraisal rights in the Merger.
Appraisal rights are statutory rights that, if available under applicable law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that an entity pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the applicable extraordinary transaction.
Under Section 762 of the MBCA, Shyft shareholders will not be entitled to appraisal rights in connection with the Merger with respect to their shares of Shyft Common Stock. Under Section 762(2)(a) of the MBCA, shareholders do not have appraisal rights in connection with a merger transaction with respect to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action. The MBCA defines “national securities exchange” to include Nasdaq. Since shares of Shyft Common Stock are listed on Nasdaq, a national securities exchange, Shyft shareholders will not be entitled to appraisal rights in connection with the Merger.
The opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Shyft shareholders delivered to Shyft’s Board prior to the signing of the Merger Agreement does not reflect any changes in circumstances since the date on which such opinion was delivered.
The opinion rendered by Deutsche Bank, as Shyft’s financial advisor, to Shyft’s Board on December 15, 2024, was based upon information available to it as of the date of the opinion. The opinion does not reflect any changes that may occur or may have occurred after the date on which such opinion was delivered, including changes to the operations and prospects of Shyft, changes in general market and economic conditions, or other changes. Any such changes may alter the relative values of Shyft and Aebi Schmidt or the value of Shyft Common Stock or Aebi Schmidt Common Stock prior to the Effective Time. The opinion does not speak as of the Effective Time or as of any date other than the date of the opinion. For a description of the opinion that Shyft’s Board received from Deutsche Bank, please see the section of this proxy statement/prospectus entitled, “The Merger—Opinion of Shyft’s Financial Advisor.”

Risks Relating to the Combined Company
After the completion of the Merger, the Combined Company may fail to realize the anticipated benefits and cost savings of the Merger, which could adversely affect the value of the shares of Aebi Schmidt Common Stock following the Merger.
The success of the Merger will depend, in part, on the Combined Company’s ability to realize the anticipated benefits, including synergies, cost savings and operational efficiencies from combining the businesses of Shyft and Aebi Schmidt. The Combined Company’s ability to realize these anticipated benefits and cost savings is subject to certain risks, including:
•
the Combined Company’s ability to successfully integrate the businesses of Shyft and Aebi Schmidt in a manner that permits these cost saving to be realized without adversely affecting current revenues and future growth;

•	whether the combined businesses will perform as expected;
•	the possibility that the Exchange Ratio does not accurately reflect the value the Combined Company will derive from the Merger; and
•	the assumption of known and unknown liabilities of Shyft and Aebi Schmidt.
In addition, the actual cost saving of the Merger could be less than anticipated, the costs associated with effecting the Merger may be more than anticipated, and integration may result in additional and unforeseen expenses. If the Combined Company is not able to successfully integrate the business of Shyft within the anticipated time frame, or at all, or the costs of such combination exceed the current expectation, the anticipated cost savings and other benefits of the Merger may not be realized fully (or at all) or may take longer to realize than expected, the Combined Company may not perform as expected and the value of the shares of Aebi Schmidt Common Stock may be adversely affected following the Merger.
Shyft and Aebi Schmidt have operated and, until completion of the Merger, will continue to operate independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Shyft or Aebi Schmidt employees, the disruption of either company’s or both companies’ ongoing businesses or, in the event of unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated.
In order to realize the anticipated benefits of the Merger such that the Combined Company may perform as expected, certain issues must be considered in the course of integrating the operations of Shyft and Aebi Schmidt, including, among other things:
•	combining the companies’ separate operational, financial, reporting and corporate functions, including with respect to differing U.S. and non-U.S. domicile and applicable law considerations;
•	integrating the companies’ products and services;
•	identifying and eliminating redundant and underperforming operations and assets;
•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;
•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ corporate, administrative and information technology infrastructure;
•	coordinating sales, distribution and marketing efforts;
•	managing potential facility closures and the movement of certain businesses and positions to different locations;
•	maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers;
•	coordinating geographically dispersed organizations;
•	consolidating offices of Shyft and Aebi Schmidt that are currently in or near the same location;

•	harmonizing and integrating supplier and logistic streams; and
•	effecting potential actions that may be required in connection with obtaining regulatory approvals.
Some of these factors will be outside of Shyft’s and/or Aebi Schmidt’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts which could materially affect the Combined Company’s financial position, results of operations and cash flows.
In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and, as a result, divert from day-to-day business operations, which may disrupt each company’s ongoing business and the successive business of the Combined Company.
Since the Merger Consideration payable to Shyft’s shareholders will consist entirely of Aebi Schmidt Common Stock, Shyft’s share price may be adversely impacted by any adverse developments in Aebi Schmidt’s business outlook.
The Combined Company will be a Swiss corporation. Upon the completion of the Merger, Shyft shareholders will have different rights under the Combined Company’s governing documents from those they currently have under Shyft’s governing documents or as shareholders of a U.S. corporation.
Upon the completion of the Merger, Shyft shareholders will no longer be shareholders of Shyft, but will instead become shareholders of the Combined Company, and their rights as shareholders will be governed by the terms of the Amended Articles. The terms of the Amended Articles will in some respects differ from the terms of the Restated Articles of Incorporation of Shyft and the Second Amended and Restated Bylaws of Shyft, which currently govern the rights of Shyft shareholders.
In particular, Swiss law and the Amended Articles may not grant the Combined Company’s shareholders certain of the rights and protections generally afforded to shareholders of U.S. corporations. In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of the board of directors in court. Under Swiss law, shareholders generally cannot bring a suit to reverse a decision by the board of directors, but may seek damages for breaches of duty by the board of directors. Furthermore, remedies against transactions involving conflicts of interest or other procedural flaws may be limited if a claimant cannot prove that the benefits inuring to the Combined Company are manifestly disproportionate to the consideration rendered in return. For a more complete description of the different rights associated with shares of Shyft Common stock and shares of Aebi Schmidt Common Stock following the Merger, please see the section entitled “Comparison of the Rights of Shareholders.”
Current Shyft shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over the management of the Combined Company.
At the Effective Time, each share of Shyft Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft Common Stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock, subject to any adjustments and withholdings described in the Merger Agreement. As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis. Consequently, current Shyft shareholders will have less influence over the management and policies of the Combined Company than they currently have over the management and policies of Shyft.
The PCS Parties control a significant number of shares of Aebi Schmidt Common Stock and, following the Merger, will continue to control a significant number of shares of Aebi Schmidt Common Stock, providing such parties with substantial influence over the Combined Company’s business.
Upon completion of the Merger, the PCS Parties are expected to beneficially own approximately 35% of the issued and outstanding shares of Aebi Schmidt Common Stock and four directors nominated by the PCS Parties will serve on the Combined Company Board, pursuant to the PCS Relationship Agreement. As a result, the PCS Parties may have substantial influence over matters requiring approval by the Combined Company’s shareholders, including the election and removal of directors, amendments to the Amended Articles, any proposed merger, consolidation or sale of all or substantially all of the Combined Company’s assets and other corporate transactions. The PCS Parties may have interests that are different from those of other stockholders.
Following the Closing, the PCS Parties’ ownership of the shares of Aebi Schmidt Common Stock may adversely affect the trading price for Aebi Schmidt Common Stock to the extent investors perceive disadvantages in owning shares of a company with a significant stockholder or in the event the PCS Parties take any action with its shares that could result in an adverse impact on the price of Aebi Schmidt Common Stock, including a sale of any portion of their shares of Aebi Schmidt Common Stock.
The shares of the Combined Company will not be listed in Switzerland, the home jurisdiction of the Combined Company. As a result, shareholders may not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.
Because the shares in the Combined Company will be listed exclusively on Nasdaq and not in Switzerland, shareholders of the Combined Company will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland, and because the shares of the Combined Company will be listed exclusively on Nasdaq, such Swiss law protections will not be applicable to the Combined Company. While the Amended Articles provide for clauses aiming to provide similar takeover protections, there is no guarantee that such clauses will result in the same or similar level of protection of minority shareholders as would be the case if Swiss law would apply directly. Furthermore, since Swiss law will restrict the Combined Company’s ability to implement rights plans or U.S.-style “poison pills,” the Combined Company’s ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, shareholders in the Combined Company may not be protected to the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.
The future results of the Combined Company may be adversely impacted if the Combined Company does not effectively manage its expanded operations following completion of the Merger.
Following completion of the Merger, the size of the Combined Company’s business will be significantly larger than the current size of either Shyft’s or Aebi Schmidt’s respective businesses. The Combined Company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage the increased costs and complexities associated with a combined business that is significantly larger in size and scope. There can be no assurances that the management of the Combined Company will be successful or that the Combined Company will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Merger.
Each of Shyft and Aebi Schmidt expects to incur substantial expenses related to the completion of the Merger and the integration of the businesses of Shyft and Aebi Schmidt.
Each of Shyft and Aebi Schmidt will incur substantial expenses in connection with the completion of the Merger to integrate a large number of processes, policies, procedures, operations, technologies and systems of Shyft and Aebi Schmidt. The substantial majority of these costs will be non-recurring expenses related to the Transactions, the ancillary agreements and the facilities and systems consolidation costs. The Combined Company may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the Merger, may suffer losses of, or decreases in orders by, customers, and may incur costs to retain certain key management personnel and employees. Shyft and Aebi Schmidt will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings the Combined Company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event of any material unanticipated costs. Factors beyond the parties’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of shares of Aebi Schmidt Common Stock after the Merger may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Shyft Common Stock.
Upon completion of the Merger, holders of Shyft Common Stock as of immediately prior to the Effective Time will become holders of shares of Aebi Schmidt Common Stock, which will be listed and traded on Nasdaq. As a newly traded stock, the market price of Aebi Schmidt Common Stock may fluctuate significantly following completion of the Merger, and the former holders of Shyft Common Stock could lose the value of their investment in Aebi Schmidt Common Stock. The issuance of shares of Aebi Schmidt Common Stock in the Merger could on its own have the effect of depressing the market price of shares of Shyft Common Stock, which will immediately thereafter become shares of Aebi Schmidt Common Stock upon the filing of the certificate of merger. In addition, many Shyft shareholders may decide not to hold the shares of Aebi Schmidt Common Stock they receive as a result of the Merger. Other Shyft shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Aebi Schmidt Common Stock they receive as a result of the Merger. Any such sales of Aebi Schmidt Common Stock could have the effect of depressing the market price of shares of Shyft Common Stock, which will immediately thereafter become shares of Aebi Schmidt Common Stock upon the filing of the certificate of merger. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Aebi Schmidt Common Stock, regardless of Aebi Schmidt’s actual operating performance.
The business of Aebi Schmidt differs from that of Shyft in important respects and, accordingly, the results of operations of the Combined Company after the Merger, as well as the market price of shares of Aebi Schmidt Common Stock, may be affected by factors different from those that are currently affecting, historically have affected or would in the future affect the results of operations of Shyft as a stand-alone public company, as well as the market price of shares of Shyft Common Stock. For further information on the respective businesses of Shyft and Aebi Schmidt and certain factors to consider in connection with those businesses, please see the section of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to Aebi Schmidt’s Business.”
The credit ratings of the Combined Company may be impacted by the additional indebtedness the Combined Company expects to incur on a consolidated basis in connection with the Merger and any negative impact on credit ratings may impact the cost and availability of future borrowings and, accordingly, the cost of capital of the Combined Company.
A company’s credit ratings at any time will reflect each rating organization’s then opinion of the financial strength, operating performance and ability to meet debt obligations of that company. The additional indebtedness the Combined Company expects to incur on a consolidated basis in connection with the Merger, as contemplated in the Merger Agreement, may result in a negative change to credit ratings of the Combined Company after the Effective Time, including a potential downgrading. Any reduction in credit ratings may limit the Combined Company’s ability to borrow at interest rates consistent with the interest rates that have been available to Shyft prior to the Merger and the related debt financing. If credit ratings of the Combined Company are further downgraded or put on watch for a potential downgrade, the Combined Company may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if the current credit ratings of Shyft were maintained.
The Amended Articles will designate the courts at the location of the Combined Company’s registered seat as the exclusive forum for certain types of actions and proceedings that may be initiated by the Combined Company shareholders.
The Amended Articles will provide that (except with respect to any disputes arising under the Securities Act, the Exchange Act and any rules and regulations promulgated thereunder) the exclusive jurisdiction for any disputes arising from company matters (including but not limited to disputes between individual shareholders and the Combined Company or its corporate bodies, as well as between the Combined Company and its corporate bodies, or between the corporate bodies themselves) is at the registered seat of the Combined Company in Frauenfeld, Switzerland. Any person or entity purchasing or otherwise acquiring shares of the Combined Company will be deemed to have notice of and consented to the provisions of the Amended Articles, including the exclusive forum provision. As a result, shareholders of the Combined Company may be required to bring certain legal actions or proceedings exclusively in Swiss courts, which may be less convenient and more costly than courts in other jurisdictions, including the United States. Furthermore, the jurisdiction clause in the Amended Articles may limit the ability of shareholders of the Combined Company to initiate legal proceedings against the Combined Company or its directors, officers, or other representatives in jurisdictions of their choosing. It may also discourage lawsuits or derivative actions, even if such claims would otherwise be permissible under applicable laws. Moreover, Swiss courts may apply legal principles or procedural rules that differ from those in U.S. courts, potentially leading to outcomes less favorable to shareholders compared to an action or proceeding brought in a U.S. court.
Shyft cannot guarantee the timing, amount or payment of dividends on shares of the capital stock of the Combined Company.
While it is expected that the Combined Company will pay dividends, the timing, declaration, amount and payment of any future dividends on shares of the capital stock of the Combined Company will fall within the discretion of the Combined Company Board. There can be no assurance that the Combined Company will pay or declare dividends in the future. Under Swiss law, the Combined Company may only pay dividends if (i) it has sufficient net income from the immediately preceding fiscal year, (ii) it has brought forward net income from prior fiscal years or (iii) it has otherwise freely distributable reserves, each as evidenced by its audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by the Amended Articles. See section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—Dividends and Distributions.” Additionally, any decision by the Combined Company Board to recommend the payment of a dividend will depend on many factors, such as the Combined Company’s financial condition, earnings, corporate strategy, credit rating, capital requirements, debt service obligations, debt covenants, industry practice, legal requirements, regulatory constraints and other factors that the Combined Company Board deems relevant. Additionally, the declaration, timing and amount of any dividends to be paid by the Combined Company will be subject to approval by its shareholders at the relevant general meeting of shareholders. The Combined Company’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and access to the capital markets. Further, under Swiss law, although shareholders must approve dividend distributions in advance, the determination of the record and payment dates may be delegated to the company’s board of directors. Shyft currently anticipates that the Combined Company Board will adopt a practice of recommending an annual dividend paid in equal quarterly installments. If the Combined Company Board were to do so, Shyft expects that the policy would be effected by seeking approval of the Combined Company’s shareholders at the annual general meeting for an annual dividend distribution to be paid in four quarterly installments on dates determined by the Combined Company Board. However, any specific decisions in the future regarding dividends and dividend policy will be determined from time to time by the Combined Company Board with the approval of the shareholders. Shyft cannot guarantee that the Combined Company will pay a dividend in the future.
Swiss law imposes certain restrictions on the Combined Company’s ability to repurchase the shares of the Combined Company.
Swiss law limits the Combined Company’s ability to hold or repurchase shares of the capital stock of the Combined Company. The Combined Company and its subsidiaries may only repurchase shares of the capital stock of the Combined Company to the extent that (i) it has freely distributable reserves in the amount of the purchase price (as reported on the annual standalone financial statements prepared pursuant to Swiss law) and (ii) the aggregate nominal amount (par value) of all shares of the capital stock of the Combined Company held by the Combined Company and its subsidiaries does not exceed 10% of the Combined Company’s share capital (excluding any treasury shares dedicated for cancellation pursuant to a shareholder-ratified repurchase program) registered in the Commercial Register. For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—Repurchase of Combined Company Shares.” As a result, should the Combined Company choose to repurchase shares of the capital stock of the Combined Company in the future, its shareholders would be required to periodically approve a reduction in the share capital through the cancellation of designated blocks of repurchased shares held in treasury and may from time to time, as necessary, in a separate vote, have to approve share repurchase programs. If the Combined Company’s shareholders do not approve the cancellation of repurchased shares or, if necessary, approve a proposed share repurchase program, it may be unable to return capital to shareholders through share repurchases.
Certain provisions of the Amended Articles and Swiss law may limit the Combined Company’s flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
The rights of the Combined Company’s shareholders will be governed by Swiss law and the Amended Articles. Swiss law requires approval by shareholders for certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, Swiss law provides that the payment of dividends and other distributions and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that shareholders resolve to, or authorize the board of directors to, increase the share capital. While shareholders may authorize a board of directors to increase or reduce the company’s share capital by introducing a capital band into the company’s articles of association, Swiss law limits this capital band to between 50% and 150% of the issued share capital as recorded in the Commercial Register at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years unless renewed by shareholders (by holders of at least two-thirds of the votes represented at a general meeting of shareholders) from time to time. According to the Amended Articles, the Combined Company Board will be authorized to increase the Combined Company’s share capital to a maximum of $116,299,384 and/or reduce it to a minimum of $62,080,000 without a shareholder vote. However, this capital band authorization will expire on February 12, 2030, at which point a new capital band must be approved by shareholders before the Combined Company Board may increase and/or reduce the Combined Company’s share capital under a capital band. For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—Ordinary Capital Increase, Conditional Share Capital and Capital Band.”
Additionally, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares and advance subscription rights for convertible bonds or similar instruments with conversion or option rights. For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—General—Preemptive Rights.”
Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. These Swiss law requirements relating to the Combined Company’s capital management may limit its flexibility, and situations may arise where greater flexibility would provide substantial benefits to the Combined Company’s shareholders.
Certain provisions in the Amended Articles may limit or preclude shareholders’ ability to exercise control over the Combined Company.
The Amended Articles will contain provisions that are intended to limit the ability of shareholders to exercise control over the Combined Company. For example, the Amended Articles provide that no person may, directly or indirectly, formally, constructively or beneficially own or otherwise control voting rights with respect to 49% or more of the Combined Company’s share capital (as registered in the Commercial Register). For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—Voting Rights and Voting Restrictions—Voting Restrictions.”
Shareholders may not be able to exercise preemptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss law, shareholders may receive certain preemptive rights to subscribe on a pro rata basis to issuances of equity or other securities that are convertible into equity. For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—General—Preemptive Rights.” Due to laws and regulations in their respective jurisdictions, however, non-Swiss shareholders may not be able to exercise such rights unless the Combined Company takes action to register or otherwise qualify the rights offering under the laws of such shareholders’ jurisdiction. Shyft cannot give any assurance that the Combined Company will register or otherwise qualify the offering of subscription rights or shares under the law of any jurisdiction where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in the Combined Company would be diluted.
Holders of shares of the capital stock of the Combined Company may not be able to exercise certain shareholder rights if they are not registered as shareholders of record on the Combined Company Share Register.
It is intended that shares of the capital stock of the Combined Company will be issued as uncertificated securities, which will either be held in the name of Cede & Co. through the Depository Trust Company, the U.S. central securities depositary (“DTC”), or directly registered on the Combined Company’s share register (the “Combined Company Share Register”). For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended

Articles—General—Forms of Holding Combined Company Shares.” Given that shares of the capital stock of the Combined Company will primarily be held through DTC, SIX SIS AG, the national central securities depository of the Swiss financial market and an international central securities depository (“SIX SIS”), will not serve as the primary central securities depositary for shares of the capital stock of the Combined Company, and any shares of the capital stock of the Combined Company held through SIX SIS, including those received in the Merger, will be derivatives of shares of the capital stock of the Combined Company held through DTC. Therefore, and contrary to common practice for other Swiss companies with shares listed on the SIX Swiss Exchange (“SIX”), holders of shares of the capital stock of the Combined Company will not be eligible for automated registration on the Combined Company Share Register under the system of SIX SIS (AREG-Data).
In relation to the Combined Company, only those shareholders directly registered in the Combined Company Share Register will be recognized as the Combined Company’s shareholders. Voting rights may only be exercised by holders of shares of the capital stock of the Combined Company registered with voting rights in the Combined Company Share Register. While holders of shares of the capital stock of the Combined Company who are not registered as shareholders of record on the Combined Company Share Register will be able to receive dividends and in certain cases, if duly authorized by a proxy issued by the relevant holder of record and depending on their bank or broker, vote their shares of the capital stock of the Combined Company at general meetings of shareholders, certain other shareholder rights (such as the right to request that a general meeting of shareholders be called, the right to put items on the agenda of a general meeting of shareholders, the right to sue the Combined Company’s corporate bodies, or the right to inspect the Combined Company’s books and records) will not be available to such holders of shares of the capital stock of the Combined Company who are not registered as shareholders of record on the Combined Company Share Register.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against the Combined Company or its executive officers or members of the Combined Company Board.
The Combined Company will be organized under the laws of Switzerland and its jurisdiction of incorporation is Switzerland. In addition, certain of its directors and officers reside outside the United States and certain of its assets and the assets of such persons are located in jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Combined Company or upon such persons, obtain documents or other discovery in connection with any legal proceedings against such persons in the United States or enforce against them judgments obtained in U.S. courts.
Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement in Switzerland of a judgment of the courts of the United States are governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
•	the judgment of such non-Swiss court has become final and non-appealable;
•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•
no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

In particular, there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the civil liability provisions of the federal and state securities laws of the United States. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Swiss courts as contrary to public policy. Also, provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Aebi Schmidt has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting. If Aebi Schmidt’s remediation of the material weaknesses is not effective, or it fails to develop and maintain effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which could harm the Combined Company’s business and negatively impact the value of the Aebi Schmidt Common Stock.
In connection with the preparation of Aebi Schmidt’s consolidated financial statements as of December 31, 2024 and 2023 and for the years then ended for purposes of this proxy statement/prospectus, Aebi Schmidt identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Management identified the following material weaknesses in Aebi Schmidt’s internal control over financial reporting:
i.
Lack of designing and maintaining an effective control environment commensurate with Aebi Schmidt’s financial reporting requirements due to a lack of sufficient number of professionals with an appropriate level of internal controls and technical U.S. GAAP knowledge, experience and training to appropriately analyze, record and disclose accounting matters, including complex, non-routine transactions accurately and timely;

ii.
Lack of maintaining formal accounting policies and procedures, and designing and maintaining controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures;

iii.	Lack of consistently establishing appropriate authorities and responsibilities related to the segregation of duties in Aebi Schmidt’s finance and accounting functions;
iv.
A failure to design and maintain effective information technology (“IT”) general controls over user access, change management and segregation of duties for SAP information systems in Europe that are relevant to the preparation of its financial statements.

v.
A failure to design and maintain effective IT general controls over user access, change management and segregation of duties for the remaining information systems (other than SAP information systems) that are relevant to the preparation of its financial statements.

The above IT general control deficiencies did not result in a material misstatement to the financial statements; however, these IT general control deficiencies could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.
Aebi Schmidt is developing a plan to remediate the material weaknesses identified, including: (a) providing relevant U.S. GAAP technical accounting, internal controls over financial reporting and SEC financial reporting requirements training for personnel, including hiring additional personnel to strengthen the accounting and finance functions; and (b) designing and implementing a financial reporting control framework, including management review controls, together with IT general and application controls for all systems which materially impact financial reporting.
Aebi Schmidt cannot assure that it will be successful in remediating the material weaknesses identified above. The failure to correct the material weaknesses or the failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in the financial statements and impair the ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
Aebi Schmidt currently is a Swiss private company and has not been required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Therefore, neither management nor an independent registered public accounting firm has performed an evaluation of the effectiveness of Aebi Schmidt’s internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Following the Closing and Aebi Schmidt’s U.S. listing, as a public company, the Combined Company’s management will be required to report on the effectiveness of the Combined Company’s internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act and is expected to become subject to auditor attestation requirements pursuant to Section 404(b) of the Sarbanes-Oxley Act, beginning with the filing of Combined Company’s Annual Report on Form 10-K for the year ending December 31, 2026.
Aebi Schmidt will incur increased costs as a result of operating as a public company, and the Combined Company’s management will be required to devote substantial time to compliance with its public company responsibilities and corporate governance practices.
As a public company, the Combined Company will continue to incur significant legal, accounting, and other expenses that Aebi Schmidt did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Aebi Schmidt expects that the Combined Company will need to hire and train additional accounting, finance, and other personnel in connection with its efforts to comply with the requirements of being a public company, and the Combined Company’s management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. Aebi Schmidt’s management and other personnel have and will also need to continue to devote a substantial amount of time towards compliance with the additional reporting requirements of the Exchange Act. These requirements have and will continue to increase Aebi Schmidt’s legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Aebi Schmidt is an emerging growth company and its compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
Aebi Schmidt is an “emerging growth company,” as defined in the Jumpstart Our Business Acts of 2012 (the “JOBS Act”), and may remain an emerging growth company for up to five years. For as long as Aebi Schmidt is an emerging growth company, it will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in its periodic reports, proxy statements and registration statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved. As a result, the information Aebi Schmidt provides shareholders will be different than the information that is available with respect to other public companies. In this proxy statement/prospectus, Aebi Schmidt has not included all of the executive compensation related information that would be required if it were not an emerging growth company, and it has provided only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If some investors find the Aebi Schmidt Common Stock less attractive as a result, there may be a less active trading market for the Aebi Schmidt Common Stock, and its stock price may be more volatile.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Aebi Schmidt has not elected to use this extended transition period. Aebi Schmidt expects that the Combined Company will lose “emerging growth company” status as of December 31, 2025.
The New Credit Facilities Agreement contains, and agreements governing future indebtedness may contain, restrictive covenants that may impair the Combined Company’s ability to access sufficient capital and operate its business.
The New Credit Facilities Agreement contains various provisions that will limit the Combined Company’s ability (subject to a number of exceptions) to, among other things:
•	incur additional indebtedness;
•	incur certain liens;

•	consolidate or merge with other parties;
•	alter the business conducted by the Combined Company and its subsidiaries taken as a whole;
•	make investments, loans, advances, guarantees and acquisitions;
•	sell, lease or transfer assets, including capital stock of the Combined Company’s subsidiaries;
•	enter into certain sale and leaseback transactions;
•	repay any subordinated indebtedness the Combined Company may issue in the future;
•	amend the terms of certain unsecured or subordinated debt;
•	engage in transactions with affiliates; and
•	enter into agreements restricting the Combined Company’s subsidiaries’ ability to pay dividends.
In addition, the restrictive covenants in the New Credit Facilities Agreement require the Combined Company to maintain specified financial ratios and other business or financial conditions. The Combined Company’s ability to comply with these financial ratios or other covenants may be affected by events beyond the Combined Company’s control, and its failure to comply with these ratios or other covenants could result in an event of default. These covenants may affect the Combined Company’s ability to operate and finance its business as it deems appropriate. The Combined Company’s inability to meet obligations as they become due or to comply with various financial covenants contained in the instruments governing its current or future indebtedness could constitute an event of default under the instruments governing its indebtedness. If there were an event of default under the New Credit Facilities Agreement, or any future instruments governing the Combined Company’s indebtedness, the holders of the affected indebtedness could declare all of the affected indebtedness immediately due and payable, which, in turn, could cause the acceleration of the maturity of all of the Combined Company’s other indebtedness. The Combined Company may not have sufficient funds available, or it may not have access to sufficient capital from other sources, to repay any accelerated debt. Even if the Combined Company could obtain additional financing, the terms of the financing may not be favorable to the Combined Company. In addition, the Combined Company has pledged the equity securities of certain of its material subsidiaries as security for its obligations under the New Credit Facilities Agreement. If amounts outstanding under the New Credit Facilities Agreement were accelerated, the Combined Company’s lenders could foreclose on those pledges, and the Combined Company could lose a substantial part of its assets. Any event of default under the instruments governing the Combined Company’s indebtedness could have a material adverse effect on its business, financial condition and results of operations.
Risks Relating to Shyft’s Business
You should read and consider risk factors specific to Shyft’s business that will also affect the Combined Company after the merger. These risks are described in the sections entitled “Risk Factors” in Shyft’s 2024 Form 10-K, and in other documents incorporated by reference into this proxy statement. For the location of information incorporated by reference into this proxy statement/prospectus, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Risks Relating to Aebi Schmidt’s Business
Aebi Schmidt’s business, financial condition, results of operations and cash flows are subject to various risks which may cause actual performance to differ materially from historical or projected future performance, many of which are not exclusively within its control. The risks described below are the primary risks known to Aebi Schmidt which it believes could materially affect the Combined Company’s business, financial condition, results of operations, or cashflows. However, these risks may not be the only risks that could impact the Combined Company or Aebi Schmidt. Aebi Schmidt’s business could also be affected by other factors which are not presently known to it, factors Aebi Schmidt currently considers to be immaterial to its or the Combined Company’s operations, or factors that could emerge as new risks in the future. Readers should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.
Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on Aebi Schmidt’s business and results of operations.
The U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated or is considering the imposition of tariffs on certain foreign goods, including certain products imported into the United States from Mexico, Canada or China. These measures are likely to result in increased costs for goods imported into the United States. This in turn may require Aebi Schmidt to increase prices to its customers, which may reduce demand, or, if it is unable to increase prices, result in lowering Aebi Schmidt’s margin on products sold. Changes in U.S. trade policy may also result in one or more of the United States’ trading partners adopting responsive trade policies making it more difficult or costly for Aebi Schmidt to export its products to those countries.
Aebi Schmidt cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on Aebi Schmidt’s business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for Aebi Schmidt’s products, costs, customers, suppliers, and the U.S. economy, which in turn could adversely impact Aebi Schmidt’s business, financial condition and results of operations.
A disruption, termination or alteration of the supply of critical components from third-party suppliers could materially adversely affect the sales of Aebi Schmidt’s products.
Aebi Schmidt’s sales and its manufacturing processes depend on the supply of critical components such as vehicle chassis, engines, transmissions, wire harnesses, axles and hydraulic pumps from major vehicle manufacturers and other suppliers. If Aebi Schmidt’s suppliers experience production delays, if the quality or design of their products change, if they implement recalls or change or discontinue the specific type of products they manufacture, or terminate their relationships with Aebi Schmidt, Aebi Schmidt could incur significant costs or disruptions to its business, which could have a material adverse effect on its net sales, financial condition, profitability and/or cash flows. At various times, Aebi Schmidt may carry increased inventory to protect against these concerns, which may negatively impact its results of operations.
The steel, stainless steel, aluminum and other raw materials and components for Aebi Schmidt’s U.S. business are predominantly manufactured in the U.S. and purchased from U.S. domestic suppliers. However, to the extent tariffs increase the price of imported products, others in the industry may choose to increase their orders from U.S. domestic suppliers, which could strain the capacity of Aebi Schmidt’s U.S. domestic suppliers, putting the normal, uninterrupted supply of components to Aebi Schmidt at risk. In addition, U.S. domestic suppliers that currently incorporate imported components in their products may be subject to the same issues, i.e., increased costs of those imported components and limited availability of U.S. domestic supplier sources. Aebi Schmidt’s suppliers could also experience operational delays or disruptions, including as a result of reacting to the imposition of tariffs, the outbreak of epidemics or other public health crises, which could in turn affect Aebi Schmidt’s manufacturing processes and sales. Additionally, certain important components that Aebi Schmidt uses in its vehicles, such as engines and transmissions, are produced by a limited number of qualified suppliers and for some components may be limited to a single source of supply, so any disruption in their supply of such components to Aebi Schmidt could have a negative impact on Aebi Schmidt’s business.
Volatility in the financial markets generally, and in the truck and automotive sectors in particular, could impact the financial viability of certain of Aebi Schmidt’s key third-party suppliers, or could cause them to exit certain business lines, or change the terms on which they are willing to provide products. During 2018 and 2019, many of Aebi Schmidt’s suppliers encountered production issues and delivery delays due to factors which included a vendor factory fire, new plant location inefficiencies, unplanned work stoppages and indirect impacts from the implementation of tariffs. A recurrence of any of these events or another similar development could lead to difficulties in meeting Aebi Schmidt’s customers’ demands and reduce its overall sales volume. Further, any changes in quality or design, capacity limitations, shortages of raw materials or other problems could result in shortages or delays in the supply of vehicle chassis or components to Aebi Schmidt. Aebi Schmidt’s business, operating results and financial condition could suffer if its suppliers reduce output or make changes to chassis models that are unpopular with customers or are incompatible with current product designs or production process.
In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages, which could result in increased materials costs and could adversely impact Aebi Schmidt’s projected manufacturing and delivery timelines.
Increases in the price of commodities would impact the cost or price of Aebi Schmidt’s products, which may impact its ability to sustain and grow earnings.
Aebi Schmidt’s manufacturing processes consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand factors, as well as other factors beyond its control, including continuing inflation. Raw material price fluctuations may adversely affect Aebi Schmidt’s results. Aebi Schmidt purchases, directly and indirectly through component purchases, significant amounts of aluminum, stainless steel, nickel (in particular as part of stainless steel), plastics and other resins, wood, electronic components, cables, and fiberglass products as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Further, tariffs enacted or proposed by the U.S. government, or retaliatory tariffs, could further increase the price of components imported from international suppliers, and lift prices of certain commodities generally regardless of origin. For example, tariffs increasing the cost of wood imported from Canada would likely lead to commercial and price pressures from U.S. producers as the result of consumers moving purchases to U.S. producers. Although Aebi Schmidt at times purchases steel, aluminum and other raw materials in advance to provide certainty regarding portions of its pricing and supply, for the majority of its raw material purchases Aebi Schmidt does not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs, including the impacts of inflation. Commodity pricing has fluctuated significantly over the past few years and may continue to do so in the future. In addition, the cost of land and sea transportation is impacted by fluctuations in the cost of crude oil and diesel.
Such fluctuations in commodity prices could have a material effect on Aebi Schmidt’s results of operations, balance sheets and cash flows and impact the comparability of its results between financial periods.
Any negative change in Aebi Schmidt’s relationship with its major customers could have significant adverse effects on revenues and profits.
Aebi Schmidt’s financial success is directly related to its customers continuing to purchase its products. Failure to fill customers’ orders in a timely manner or on the terms and conditions of sale could harm Aebi Schmidt’s relationships with its customers. The importance of maintaining excellent relationships with Aebi Schmidt’s major customers may also give those customers leverage in its negotiations with Aebi Schmidt, including pricing and other supply terms, as well as post-sale disputes. This leverage may lead to increased costs or reduced profitability for Aebi Schmidt. Furthermore, if any of Aebi Schmidt’s major customers experience a significant downturn in their business or fail to remain committed to their products or brands, these customers may reduce or discontinue purchases from Aebi Schmidt, which could have an adverse effect on Aebi Schmidt’s business, results of operations and financial condition.
The unavailability, reduction, elimination or adverse application of government funding could have an adverse effect on Aebi Schmidt’s business, prospects, financial condition and operating results.
The risk associated with government customers is directly linked to fluctuations in their tax revenues and budgets. While many of Aebi Schmidt’s products are often prioritized - being either safety-critical equipment for street maintenance (e.g., ice and snow removal) or mission-critical airport equipment - there remains a risk that budget constraints could lead to delays in funding allocations, impacting order timelines. Although government and municipal customers typically are required by law to maintain these operations, financial pressures may result in postponed or deferred purchases, as witnessed during the COVID-19 pandemic.
The agricultural sector faces a similar risk related to funding. Farmers typically rely on subsidies from public institutions, and spending in this sector is heavily dependent on the availability of those funds. Any reduction or delay in subsidies could directly impact purchasing decisions, posing a risk to demand for Aebi Schmidt’s products.
Aebi Schmidt’s U.S. airport customers operate under FAA regulations, so any failure of Aebi Schmidt’s equipment could have significant operational consequences. Funding for airport improvements comes from the FAA’s Airport Improvement Program (AIP), which requires compliance with the Buy American Act. A government shutdown or budget cuts would pose a direct risk, leading to delays in funding approvals and project execution. The Airport & Airway Trust Fund (AATF), a key funding source within the AIP, is government-funded and closely tied to federal budget decisions. Any reductions in government spending could negatively impact AATF allocations, directly affecting purchase decisions and potentially delaying orders.
Aebi Schmidt may not be able to remain competitive in the rapidly changing markets in which it competes.
Aebi Schmidt operates in a highly competitive environment in each of the markets it serves, and it faces competition in each of its product segments from numerous competitors. Aebi Schmidt competes principally on the basis of customer loyalty and repeat buyers, client-specific customization, product quality and reliability, breadth of product offering, manufacturing capability and flexibility, technical capability, product innovation, customer service, after-sales support, delivery times and price.

The markets Aebi Schmidt serves are undergoing rapid transformation, particularly with respect to electric vehicles (“EV”) and autonomous vehicles. Aebi Schmidt’s current and potential competitors include companies that have significantly greater financial, technical, manufacturing, marketing and other resources than Aebi Schmidt does, including OEMs and certain of their customers who are highly motivated by market opportunities to deploy those resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs and autonomous vehicles. As a result of these market opportunities, OEMs and other companies have taken actions to reduce costs, including through in-sourcing, supply base consolidation and vertical integration. Aebi Schmidt expects these trends to continue and even accelerate. Aebi Schmidt expects competition for EVs and autonomous vehicles to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide vehicle industry. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect Aebi Schmidt’s business, financial condition, operating results, and prospects. Aebi Schmidt’s business will be adversely affected if it is unable to adequately respond to these pressures or otherwise continue to compete in these markets.
Amounts included in order backlog may not result in actual revenue and are an uncertain indicator of Aebi Schmidt’s future revenue.
Backlog is generally comprised of agreements and purchase orders from customers that are subject to modification, cancellation, or rescheduling. These orders are reported in Aebi Schmidt’s backlog at aggregate selling prices, net of discounts or allowances, and for certain products are recognized based upon percentage completion. While realization of revenue related to order backlog has not been a major issue in the past, Aebi Schmidt cannot assure that it will recognize revenue with respect to each order included in order backlog. Should a cancellation occur, Aebi Schmidt’s order backlog and anticipated revenue would be reduced unless it is able to replace the cancelled order. As a result, the order backlog is not entirely within Aebi Schmidt’s control, and may not be indicative of future sales and can vary significantly from period to period. Reductions in Aebi Schmidt’s order backlog could negatively impact its future results of operations.
Aebi Schmidt evaluates its order backlog at least quarterly to determine if the orders continue to meet its criteria for inclusion in order backlog and to verify percentage of completion. Aebi Schmidt may adjust its reported order backlog to account for any changes, including those arising from continued customer intent and ability to fulfill order, supply base capacity, and changes in its ability, or the methodology used, to determine whether an order is likely to be completed. Aebi Schmidt cannot assure that its order backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced. As a result, the order backlog may not be indicative of future sales and can vary significantly from period to period. In addition, it is possible that the methodology for determining the order backlog may not be comparable to methods used by other companies.
In addition, as a result of firm purchase orders from Aebi Schmidt’s customers, Aebi Schmidt may enter into agreements to produce and sell vehicles at a specified price with certain adjustments for changes and options based upon its estimation of the cost to produce and the timing of delivery. Due to the nature of these product cost estimates and the fluctuations in input costs and availability, Aebi Schmidt may underestimate the costs of production and therefore overestimate the profitability in the backlog. As a result, the actual profitability of those sales in the future may differ materially from the initial estimates when the firm purchase orders were recorded in backlog.
Aebi Schmidt’s ability to meet customer delivery schedules is dependent on a number of factors including, but not limited to, access to components and raw materials, an adequate and capable workforce, assembling/engineering expertise for certain projects and sufficient manufacturing capacity. The availability of these factors may in some cases be subject to conditions outside of Aebi Schmidt’s control. A failure of Aebi Schmidt to deliver in accordance with its performance obligations may result in financial penalties under certain of its contracts and damage to existing customer relationships, damage to its reputation and loss of future bidding opportunities, which could cause the loss of future business and could negatively impact its financial performance.
The integration of businesses or assets Aebi Schmidt has acquired or may acquire in the future involves challenges that could disrupt its business and harm its financial condition.
As part of Aebi Schmidt’s growth strategy, it has pursued and expects to continue to selectively pursue acquisitions of businesses or assets to diversify, expand its capabilities, enter new markets, or increase its market share. Integrating any newly acquired business or assets can be expensive and can require a great deal of management time and other resources. Aebi Schmidt cannot guarantee that it will be able to identify attractive acquisition targets or assets. If Aebi Schmidt is unable to successfully integrate newly acquired businesses (including Shyft) with its existing business, it would not realize the synergies it expects from the acquisition and Aebi Schmidt’s and the Combined Company’s business and results of operations would be adversely impacted.
Reconfiguration or relocation of Aebi Schmidt’s production operations could negatively impact its earnings.
Aebi Schmidt may, from time to time, reconfigure its production lines or relocate production of products between buildings or locations or to new locations to maximize the efficient utilization of its existing production capacity or take advantage of opportunities to increase manufacturing efficiencies. Costs incurred to affect these reconfigurations or relocations may exceed Aebi Schmidt’s estimates, and efficiencies gained may be less than anticipated, each of which may have a negative impact on its results of operations and financial position.
Unforeseen or recurring operational problems at any of Aebi Schmidt’s facilities, or a catastrophic loss of one of Aebi Schmidt’s key manufacturing facilities, may cause significant lost production and adversely affect Aebi Schmidt’s results of operations.
Aebi Schmidt’s manufacturing process could be affected by operational problems that could impair Aebi Schmidt’s production capability. Many of Aebi Schmidt’s manufacturing facilities contain sophisticated machines that are used in Aebi Schmidt’s manufacturing process. Disruptions or shutdowns at any of Aebi Schmidt’s facilities could be caused by:
•	maintenance outages to conduct maintenance activities that cannot be performed safely during operations;
•	prolonged power failures or reductions;
•	breakdown, failure or substandard performance of any of Aebi Schmidt’s machines or other equipment;
•	noncompliance with, and liabilities related to, environmental requirements or permits;
•	disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;
•	fires, floods, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, pandemics, political unrest, war or terrorist activities; or
•	other operational problems.
If some of Aebi Schmidt’s facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of Aebi Schmidt’s facilities could cause a significant loss of production and adversely affect Aebi Schmidt’s results of operations and negatively impact Aebi Schmidt’s customers and dealers. Further, a catastrophic event could result in the loss of the use of all or a portion of one of Aebi Schmidt’s manufacturing facilities. Although Aebi Schmidt carries property and business interruption insurance, Aebi Schmidt’s coverage may not be adequate to compensate Aebi Schmidt for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on Aebi Schmidt’s business, financial condition and operating results.
Disruptions within Aebi Schmidt’s dealer network could adversely affect its business.
Aebi Schmidt relies, for certain of its products, on a network of independent dealers to market, stock, deliver, provide training for, and service its products to and for customers. Aebi Schmidt’s business is influenced by its ability to initiate and manage new and existing relationships with dealers.
From time to time, Aebi Schmidt or an individual dealer may choose to terminate the relationship, or the dealership could face financial difficulty leading to bankruptcy or other failure, or difficulty in transitioning to new ownership, in each case leading to a temporary loss of distribution channels. In addition, Aebi Schmidt’s competitors could engage in a strategy to attempt to acquire or convert its dealers to carry their products. Aebi Schmidt does not believe its business is dependent on any single dealer, the loss of which would have a sustained material adverse effect on its business.
However, disruption of dealer coverage within a specific local market could have an adverse impact on Aebi Schmidt’s business within the affected market. The loss or termination of a significant number of dealers could cause difficulties in marketing and distributing Aebi Schmidt’s products and have an adverse effect on its business, operating results or financial condition. If a dealer in a strategic market experiences financial difficulty, Aebi Schmidt may choose to provide financial support such as extending credit to a dealership, reducing the risk of disruption, but increasing its financial exposure.
Additionally, there is a competitive risk related to the distribution chain, as dealers operate independently and set their own pricing and conditions in the market. While Aebi Schmidt may seek to mitigate that risk through direct sales, it has no control over dealer pricing strategies. This risk could impact the competitiveness of Aebi Schmidt’s products in specific dealer markets.
Aebi Schmidt may be unsuccessful in implementing its growth strategy.
Aebi Schmidt’s growth strategy includes expanding existing market share through product innovation, continued expansion into industrial and global markets and merger or acquisition related activities. Aebi Schmidt believes that its future success depends in part on its research and development and engineering efforts, its ability to manufacture or source the products and customer acceptance of its products. As it relates to new markets, Aebi Schmidt’s success also depends on its ability to create and implement local supply chain, sales, distribution and services strategies to reach these markets.
The potential inability to successfully implement and manage Aebi Schmidt’s growth strategy could adversely affect its business and its results of operations. The successful implementation of Aebi Schmidt’s growth strategy will depend, in part, on its ability to integrate operations with acquired companies.
Aebi Schmidt also makes investments in new business development initiatives which could have a relatively high failure rate. Aebi Schmidt limits its investments in these initiatives and establishes governance procedures to contain the associated risks, but losses could result and may be material. Aebi Schmidt’s growth strategy also may involve acquisitions, joint venture alliances and additional arrangements of distribution. Aebi Schmidt may not be able to enter into acquisitions or joint venture arrangements on acceptable terms, and Aebi Schmidt may not successfully integrate these activities into its operations. Aebi Schmidt also may not be successful in implementing new distribution channels, and changes could create discord in its existing channels of distribution.
When Aebi Schmidt introduces new products, it may incur expenses that it did not anticipate, such as recall expenses, resulting in reduced earnings.
The introduction of new products is critical to Aebi Schmidt’s future success. Aebi Schmidt will have additional costs when it introduces new products, such as initial labor or purchasing inefficiencies and costs to identify and comply with product regulations applicable to the new products. But it may also incur unexpected expenses. For example, Aebi Schmidt may experience unexpected engineering or design issues that will force a recall of a new product, increase Aebi Schmidt’s warranty costs for the new product, or increase production costs of the product above levels needed to ensure profitability. In addition, Aebi Schmidt may make business decisions that include offering incentives to stimulate the sales of products not adequately accepted by the market, or to stimulate sales of older or less marketable products. The costs resulting from these types of problems could be substantial and have a significant adverse effect on Aebi Schmidt’s earnings.
Aebi Schmidt may discover defects in its vehicles, potentially resulting in delaying new model launches, recall campaigns, increased warranty costs, liability or other costs.
Meeting or exceeding many government-mandated safety standards is costly and often technologically challenging. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with relevant safety standards. Should Aebi Schmidt or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of Aebi Schmidt’s vehicles, there could be a delay in the launch of a new model, recalls of existing models or a significant increase in warranty claims, the costs of which could be substantial. Any actual or perceived defect or other quality issue in Aebi Schmidt’s products could be costly to address and could also lead to potential liability or reputational damage. Additionally, the vehicles Aebi Schmidt manufactures for sale are subject to strict contractually established specifications using complex manufacturing processes. If Aebi Schmidt fails to meet the contractual requirements for a vehicle or a part, it could be subject to warranty costs to repair or replace the part itself and additional costs related to the investigation and inspection of non-complying parts. These potential warranty and repair and replacement costs are generally not covered by Aebi

Schmidt’s insurance. Aebi Schmidt establishes warranty reserves that represent Aebi Schmidt’s estimate of its expected costs for fulfilling its warranty obligations. Aebi Schmidt bases its estimate for warranty reserves on its historical experience and other related assumptions. If actual results materially differ from these estimates, Aebi Schmidt’s results of operations could be materially affected.
In addition, Aebi Schmidt may not be able to enforce warranties and extended warranties received or purchased from its suppliers if they refuse to honor such warranties or go out of business. Also, a customer may choose to pursue remedies directly under its contract with Aebi Schmidt over enforcing such supplier warranties. In such a case, Aebi Schmidt may not be able to recover its losses from the supplier.
Increases in the cost of labor, deterioration in employee relations, union organizing activity and work stoppages at Aebi Schmidt’s facilities could have a negative effect on Aebi Schmidt’s business.
While Aebi Schmidt believes its employee relations are generally positive, it cannot be assured that its relations with its workforce will remain positive. A deterioration in these relations could have an adverse effect on Aebi Schmidt’s business. In addition, Aebi Schmidt conducts a large portion of its business in highly competitive labor markets. If Aebi Schmidt is unable to recruit and retain a sufficient workforce, or if the costs to do so increase, its business could be materially adversely affected.
Union organizers may work to organize employees at some of Aebi Schmidt’s facilities. If union representation is implemented at such sites and Aebi Schmidt is unable to agree with the union on reasonable employment terms, including wages, benefits, and work rules, Aebi Schmidt could experience a significant disruption of its operations and incur higher ongoing labor costs. Further, if a location does experience organizing activity, Aebi Schmidt’s management and other personnel need to divert attention from operational and other business matters to devote substantial time to address such activity.
Aebi Schmidt’s ability to execute its strategy is dependent upon its ability to attract, retain, and develop qualified personnel, including its ability to execute proper succession plans for senior management and key employees.
Aebi Schmidt’s continued success depends, in part, on its ability to identify, attract, motivate, train and retain qualified personnel in key functions and geographic areas, including the members of its senior management team. In particular, Aebi Schmidt is dependent on its ability to identify, attract, motivate, train and retain qualified engineers and skilled labor with the requisite education, background and industry experience to assist in the development, enhancement, introduction and manufacture of its products and technology solutions.
Failure to attract, train and retain qualified personnel, whether as a result of an insufficient number of qualified local residents or the allocation of inadequate resources to train, integrate and retain, could impair Aebi Schmidt’s ability to execute its business strategy and could have an adverse effect on its business prospects. Aebi Schmidt’s success also depends to a large extent upon its ability to attract and retain key executives and other key employees, as well as the existence of a succession plan for these employees. These employees have extensive experience in Aebi Schmidt’s markets and are familiar with its business, systems and processes. The loss of the services of one or more of these key employees could have an adverse effect, at least in the short to medium term, on significant aspects of Aebi Schmidt’s business, including the ability to manage its business effectively and the successful execution of its strategies, if transitions according to its succession plans are not successful. If certain of these employees decide to leave Aebi Schmidt, it could incur disruptions to the completion of certain initiatives and could incur significant costs in hiring, training, developing and retaining their replacements if its succession plans are not adequate.
Risks associated with international sales and contracts could have a negative effect on Aebi Schmidt’s business.
Aebi Schmidt faces numerous risks associated with conducting international operations, any of which could negatively affect Aebi Schmidt’s financial performance, including changes in foreign country regulatory requirements, the strength of the U.S. dollar compared to foreign currencies, import/export restrictions, the imposition of foreign tariffs and other trade barriers, disruptions in the shipping of exported products and other logistical challenges. In addition, when Aebi Schmidt introduces an existing product into a new market, Aebi Schmidt generally will incur additional costs to adapting products to local markets, and to identify and comply with product regulations applicable to the products in that jurisdiction.

Aebi Schmidt’s EVs rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if Aebi Schmidt is unsuccessful in addressing or mitigating technical limitations in its systems, its EV business could be adversely affected.
Aebi Schmidt’s EVs rely on software and hardware that is highly technical and complex and will require modification and updates over the life of its vehicles. Aebi Schmidt’s software and hardware may contain errors, bugs, vulnerabilities or design defects, and its systems are subject to certain technical limitations that may compromise its ability to meet its objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the product has been released. Although Aebi Schmidt will attempt to remedy any issues it observes in its vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers.
If Aebi Schmidt is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in Aebi Schmidt’s software and hardware, or fail to deploy updates to its software properly, it would suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect its business, prospects, financial condition, results of operations, and cash flows.
There are complex software and technology systems that need to be developed by Aebi Schmidt and in coordination with vendors and suppliers to reach mass production for its EVs, and there can be no assurance such systems will be successfully developed or integrated.
Aebi Schmidt’s EVs and EV operations use a substantial amount of complex third-party and in-house software and hardware. The development and integration of such advanced technologies are inherently complex, and Aebi Schmidt will need to coordinate with its vendors and suppliers to reach mass production for its EVs. Defects and errors may be revealed over time and Aebi Schmidt’s control over the performance of third-party services and systems may be limited. As a result, Aebi Schmidt’s potential inability to develop and integrate the necessary software and technology systems may adversely affect its EV business.
Aebi Schmidt relies on third-party suppliers to develop a number of emerging technologies for use in its EVs, including battery technology and the use of different battery cell chemistries. Certain of these technologies and chemistries are not today, and may not ever be, commercially viable. There can be no assurances that Aebi Schmidt’s suppliers will be able to meet the technological requirements, production timing, and volume requirements to support its business plan. Competitors and their suppliers may develop cheaper or more efficient battery technology. Furthermore, if Aebi Schmidt experiences delays by Aebi Schmidt’s third-party suppliers (including due to their financial viability or technology), Aebi Schmidt could experience delays in delivering on its timelines. In addition, the technology may not comply with the cost, performance useful life, and warranty characteristics Aebi Schmidt anticipates in its business plan. As a result, Aebi Schmidt’s business plan could be significantly impacted and Aebi Schmidt may incur significant liabilities under warranty claims which could materially and adversely affect its business, prospects, financial condition, results of operations, and cash flows.
General economic, market, and/or political conditions, whether on a global, national, or more regional scale, could have a negative effect on Aebi Schmidt’s business.
Wars, acts of terrorism, armed conflicts, natural disasters (including those caused by climate change), budget shortfalls, cybersecurity incidents, civil unrest, governmental actions, and epidemics have in the past and could in the future create significant uncertainties that may have material and adverse effects on consumer demand, shipping and transportation, the availability of manufacturing components, commodity prices and Aebi Schmidt’s ability to engage in overseas markets as tariffs are implemented. An economic recession, whether resulting from one of these events or others, would have a material adverse impact on Aebi Schmidt’s financial condition and results of operations.
If there is a rise in the frequency and size of product liability, warranty and other claims against Aebi Schmidt, including wrongful death claims, its business, results of operations and financial condition may be harmed.
Aebi Schmidt is frequently subject, in the ordinary course of business, to litigation involving product liability and other claims, including wrongful death claims, related to personal injury and warranties. Aebi Schmidt insures its product liability claims in the commercial insurance market. Aebi Schmidt cannot be certain that its insurance coverage will be sufficient to cover all future claims against it. Any increase in the frequency and size of these claims, as compared to Aebi Schmidt’s experience in prior years, may cause the premiums that it is required to pay for such insurance to rise significantly. It may also increase the amount Aebi Schmidt pays in punitive damages, which may not be covered by its insurance. In addition, a major product recall or increased levels of warranty claims could have a material adverse effect on Aebi Schmidt’s results of operations.

Changes to laws and regulations governing Aebi Schmidt’s business could have a material impact on its operations.
Aebi Schmidt’s manufactured products and the industries in which Aebi Schmidt operates are subject to extensive federal and state regulations. Changes to any of these regulations or the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating or selling Aebi Schmidt’s products, managing its data and systems, and could have a material adverse effect on its results of operations. Aebi Schmidt’s failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of sales or production, or cessation of operations.
Failure to comply with, and liabilities arising under, environmental and motor vehicle laws and regulations could have a material impact on Aebi Schmidt’s operations.
Aebi Schmidt’s operations are subject to a variety of federal, state, local and international environmental regulations relating to, among other matters, noise pollution and the use, generation, storage, treatment, emission and disposal of hazardous materials and wastes, some of which impose joint and several liability, regardless of fault. Aebi Schmidt’s failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, costly cleanup or capital expenditures. Climate change regulations at the federal, state or local level could require Aebi Schmidt to change its manufacturing processes or product portfolio or undertake other activities that may require it to incur additional expenses, which may be material.
Aebi Schmidt’s vehicles are subject to motor vehicle safety standards, and the failure to satisfy such mandated safety standards could have a material adverse effect on its business, financial condition, results of operations, and cash flows.
All vehicles sold must comply with international, federal, state and local motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are self-certified by the manufacturer under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Other jurisdictions outside the United States require Aebi Schmidt to meet “Type Approval” requirements by proving to regulators that its vehicles meet those relevant safety standards in effect in those countries. Failure by Aebi Schmidt to maintain compliance of its current vehicles or obtain certification of compliance for any future vehicle, including future EV models, with motor vehicle safety standards in the United States, Europe, Canada or other jurisdictions could have a material adverse effect on Aebi Schmidt’s business, prospects, financial condition, results of operations, and cash flows.
Aebi Schmidt’s operating results may fluctuate significantly on a quarter-to-quarter basis.
Aebi Schmidt’s quarterly operating results depend on a variety of factors including the timing and volume of orders, the completion of product inspections and acceptance by its customers, and various restructuring initiatives that may be undertaken from time to time. Accordingly, Aebi Schmidt’s financial results may be subject to significant and/or unanticipated quarter-to-quarter fluctuations.
Aebi Schmidt’s businesses are cyclical, and this can lead to fluctuations in its operating results.
The industries in which Aebi Schmidt operate are highly cyclical and there can be substantial fluctuations in its manufacturing, shipments and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within these industries are subject to volatility in operating results due to external factors such as economic, demographic and political changes. Factors affecting the manufacture of chassis, specialty vehicles and other Aebi Schmidt products include but are not limited to:
•	Commodity prices;
•	Fuel availability and prices;
•	Unemployment trends;
•	International tensions and hostilities;
•	General economic conditions;
•	Various tax incentives;

•	Strength of the U.S. dollar compared to foreign currencies;
•	Overall consumer confidence and the level of discretionary consumer spending;
•	Dealers’ and manufacturers’ inventory levels; and
•	Interest rates and the availability of financing.
Economic, legal and other factors could impact Aebi Schmidt’s customers’ ability to pay accounts receivable balances due from them.
In the ordinary course of business, customers are granted terms related to the sale of goods and services delivered to them. These terms typically include a period between when the goods and services are tendered for delivery to the customer and when the customer needs to pay for these goods and services. The amounts due under these payment terms are listed as accounts receivable on Aebi Schmidt’s balance sheet. Prior to collection of these accounts receivable, Aebi Schmidt’s customers could encounter drops in sales, unexpected increases in expenses, or other factors which could impact their ability to continue as a going concern and which could affect the collectability of these amounts. Writing off uncollectible accounts receivable could have a material adverse effect on Aebi Schmidt’s earnings and cash flow as Aebi Schmidt has major customers with material accounts receivable balances at any given time.
Aebi Schmidt’s business operations could be disrupted if its information technology systems fail to perform adequately or experience a cybersecurity incident.
Aebi Schmidt relies on its information technology systems to effectively manage its business data, communications, supply chain, product engineering, manufacturing, accounting and other business processes. If these systems are damaged, cease to function properly or are subject to a cybersecurity breach such as ransomware, phishing, infection with viruses or intentional attacks aimed at theft or destruction of sensitive data, Aebi Schmidt may suffer an interruption in its ability to manage and operate the business, and its results of operations and financial condition may be adversely affected.
Like most corporations, Aebi Schmidt’s information systems are a target of attacks. In addition, third-party providers of data hosting or cloud services, as well as Aebi Schmidt’s suppliers, may experience cybersecurity incidents that may involve data Aebi Schmidt shares with them. There can be no assurance that cybersecurity incidents, whether with respect to Aebi Schmidt or such third-party providers, will not have a material adverse effect on it in the future. To mitigate risks to its information systems, Aebi Schmidt continues to make investments in personnel, technologies and training of personnel.
Fuel shortages, or higher prices for fuel, could have a negative effect on sales.
Gasoline or diesel fuel is required for the operation of the specialty vehicles Aebi Schmidt manufacture. There can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Increases in gasoline and diesel prices and speculation about potential fuel shortages may have had an unfavorable effect on consumer demand for certain Aebi Schmidt products. This, in turn, may have a material adverse effect on Aebi Schmidt’s sales volume. Increases in the price of oil also can result in significant increases in the price of many of the components in Aebi Schmidt’s products, which may have an adverse impact on margins or sales volumes.
Aebi Schmidt could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.
Aebi Schmidt has a significant amount of goodwill, intangible assets and other long-lived assets. At least annually, Aebi Schmidt reviews goodwill and non-amortizing intangible assets for impairment. Identifiable intangible assets, goodwill and other long-lived assets are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from future cash flows. If the operating performance at one or more of Aebi Schmidt’s reporting units fails to meet future forecasts, or if future cash flow estimates decline, Aebi Schmidt could be required, under current U.S. accounting rules, to record impairment charges for its goodwill, intangible assets or other long-lived assets. Any write-off of a material portion of such assets could negatively affect Aebi Schmidt’s results of operations or financial position.
Aebi Schmidt may be unable to adequately protect its intellectual property.
While Aebi Schmidt believes that its patents, trademarks, know-how and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by it in the future will provide a meaningful competitive advantage. Aebi Schmidt’s patents or pending patent applications may be challenged, invalidated or circumvented by competitors or rights granted thereunder may not provide meaningful proprietary protection. Moreover, competitors may infringe on Aebi Schmidt’s patents or successfully avoid them through design innovation. Policing unauthorized use of its intellectual property is difficult and expensive, and Aebi Schmidt may not be able to, or have the resources to, prevent misappropriation of its proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S. The cost of protecting its intellectual property may be significant and have a material adverse effect on Aebi Schmidt’s financial condition and future results of operations. In addition, because Aebi Schmidt operates in many countries throughout the world, its intellectual property may be subject to additional risks of infringement, sometimes in jurisdictions with weaker protections of intellectual property rights, and Aebi Schmidt must take steps to protect its intellectual property rights under the laws of multiple jurisdictions. This risk increases when the intellectual property rights relate to new technologies.
Emerging issues related to the development and use of artificial intelligence (“AI”) could give rise to legal or regulatory action, damage Aebi Schmidt’s reputation or otherwise materially harm its business.
Aebi Schmidt’s development and use of AI technology in its products and operations remains in the early phases. While Aebi Schmidt aims to develop and use AI responsibly and attempts to mitigate ethical and legal issues presented by its use, Aebi Schmidt may ultimately be unsuccessful in identifying or resolving issues before they arise. AI technologies are complex and rapidly evolving and the technologies that Aebi Schmidt develops or uses may ultimately be flawed. Moreover, AI technology is subject to rapidly evolving domestic and international laws and regulations, which could impose significant costs and obligations on the company. For example, the European Union’s Artificial Intelligence Act, which establishes broad obligations for the development and use of AI-based technologies made available in the European Union based on their potential risks and level of impact, came into force on August 1, 2024. Emerging regulations may pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. Aebi Schmidt’s use of AI could give rise to legal or regulatory action, increased scrutiny or liability, damage its reputation or otherwise materially harm its business.
Aebi Schmidt is subject to litigation in the ordinary course of business, and uninsured judgments, settlements or other costs, or a rise in insurance premiums may adversely impact Aebi Schmidt’s results of operations.
In the ordinary course of business, Aebi Schmidt is subject to various claims and litigation. Any such claims, whether with or without merit, could be time-consuming and expensive to defend, could divert management’s attention and resources, could result in reputational damage to Aebi Schmidt, could result in significant damages or other costs, and could otherwise have a material adverse effect on Aebi Schmidt’s business, financial condition and results of operations.
Some of Aebi Schmidt’s businesses have in the past and may in the future face claims and litigation regarding accidents involving their products, including accidents involving injuries and deaths, and the increasing amount of Aebi Schmidt’s vehicles on the road may increase its exposure to such matters. In accordance with customary practice, Aebi Schmidt maintains insurance against some, but not all, of these potential claims. Aebi Schmidt may elect not to obtain insurance if Aebi Schmidt believes that the cost of available insurance is excessive relative to the risks presented. The levels of insurance Aebi Schmidt maintains may not be adequate to fully cover any and all losses or liabilities. Further, Aebi Schmidt may not be able to maintain insurance at commercially acceptable premium levels or at all.
If any significant accident, judgment, claim or other event is not fully insured or indemnified against, then in either case that could have a material adverse impact on Aebi Schmidt’s business, financial condition and results of operations. Aebi Schmidt cannot assure that the outcome of all current or future litigation will not have a material adverse impact on Aebi Schmidt’s business or results of operations.
Fluctuations in foreign currency exchange rates have adversely affected and could continue to adversely affect Aebi Schmidt’s operating results.
Because the functional currency of most of Aebi Schmidt’s foreign operations is the applicable local currency, but its financial reporting currency is the U.S. dollar, Aebi Schmidt is required to translate the assets, liabilities, expenses, and revenues of its non-U.S. operations into U.S. dollars at the applicable exchange rate in preparing its financial statements. Accordingly, Aebi Schmidt faces foreign currency exchange rate risk arising from transactions in the normal course of business, such as sales and loans to wholly owned subsidiaries, sales to third-party customers, purchases from suppliers, and bank lines of credit with creditors denominated in foreign currencies.

Foreign currency exchange rates have affected Aebi Schmidt’s net sales, net earnings, and operating results in the past and could affect them in the future, in some cases materially. Currency exchange rate fluctuations may also affect the comparative prices between products Aebi Schmidt sells and products its non-U.S. competitors sell in the same market, which may decrease demand for its products. Substantial exchange rate fluctuations caused by the strengthening of the U.S. dollar or otherwise, may have an adverse effect on Aebi Schmidt’s operating results, financial condition, and cash flows, as well as the comparability of Aebi Schmidt’s financial statements between reporting periods. While Aebi Schmidt actively manages its foreign currency market risk in the normal course of business by entering into various derivative instruments to hedge against such risk, these derivative instruments involve risks and may not effectively limit its underlying exposure to foreign currency exchange rate fluctuations or minimize its net earnings and cash volatility associated with foreign currency exchange rate changes. Further, the failure of one or more counterparties to its foreign currency exchange rate contracts to fulfill their obligations to Aebi Schmidt could adversely affect its operating results.
Weather conditions, including conditions exacerbated by global climate change, present chronic and acute physical risks, and have previously impacted, and may continue to impact, demand for some of Aebi Schmidt’s products and/or cause disruptions in Aebi Schmidt’s operations.
Weather conditions in particular geographic regions have adversely impacted, and will likely in the future, adversely affect the sales, demand, and field inventory levels and seasonality trends of some of Aebi Schmidt’s products. Weather conditions also have disrupted Aebi Schmidt’s own manufacturing and distribution facilities and its supply chain, which has impacted its ability to manufacture product to fulfill customer demand, and such disruptions may occur in the future. For example, drought or unusually wet conditions have had, and may continue to have, an adverse effect on sales of certain mowing equipment products. Lower snowfall accumulations in key markets have had, and may continue to have, an adverse effect on sales of Aebi Schmidt’s snow and ice removal business. Similarly, adverse weather conditions in one season may negatively impact customer purchasing patterns and net sales for some of Aebi Schmidt’s products in another season. For example, lower snowfall accumulations may result in lower winter season revenues for landscape contractor professionals, causing such customers to forego or postpone spring purchases of Aebi Schmidt’s mowing equipment products.
Aebi Schmidt’s business is subject to risks arising from its indebtedness, contingent obligations, liquidity and financial position.
Aebi Schmidt’s business has meaningful working capital requirements and a decline in operating results or access to financing may have an adverse impact on its liquidity position. As of March 31, 2025, under the Existing Credit Facilities Agreement, Aebi Schmidt had drawn $355 million (of which $21 million is considered short-term debt), which will be amortized to the end of 2025. In addition, Aebi Schmidt has entered into the new $600 million New Credit Facilities Agreement, which Aebi Schmidt will use for the refinancing of existing interest-bearing financial indebtedness of Aebi Schmidt and Shyft (and their subsidiaries), to pay costs and expenses incurred in connection with the Refinancing and the Transactions, and for general corporate and working capital purposes. The obligations of the Lenders to consummate the Debt Financing under the New Credit Facilities Agreement are subject to certain closing conditions, including the consummation of the Merger. The Combined Company’s ability to make required payments of principal and interest on its debt will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, political and other factors, some of which are beyond its control. Accordingly, conditions could arise that could limit the Combined Company’s ability to generate sufficient cash flows or to access borrowings to enable it to fund its liquidity needs, which could further limit its financial flexibility or impair its ability to obtain alternative financing sufficient to repay its debt at maturity.
Aebi Schmidt believes that its cash on hand, together with funds generated by its operations and borrowings under the Existing Credit Facilities Agreement or, after Closing, the New Credit Facility Agreement will provide the Combined Company with sufficient liquidity and capital resources to meet its working capital, capital expenditures and other operating needs for the foreseeable future. This belief is based on significant assumptions including, among other things, assumptions relating to future sales volumes, the successful implementation of the Combined Company’s business strategies, the continuing availability of trade credit from certain key suppliers and that there will be no material adverse developments in its competitive market position, business, liquidity or capital requirements. Any failure to achieve earnings expectations may have an adverse impact on the Combined Company’s available liquidity. As a result, Aebi Schmidt cannot provide assurance that it or the Combined Company will continue to have sufficient liquidity to meet its operating needs. In the event that the Combined Company does not have sufficient liquidity, it may be required to seek additional capital, reduce or cut back its operating activities, capital expenditures or otherwise alter its business strategy. If the Combined Company obtains additional capital by issuing equity, the interests of its existing stockholders will be diluted. If the Combined Company incurs additional debt, the agreements governing that debt may contain significant financial and other covenants that may materially restrict its operations. Aebi Schmidt cannot assure you that the Combined Company could obtain refinancing or additional financing on favorable terms or at all.
Aebi Schmidt has meaningful contingent obligations, which could negatively impact Aebi Schmidt’s results of operations.
Aebi Schmidt has meaningful contingent liabilities with respect to certain items that, if realized, could have a material adverse effect on its business, financial condition and operating results. In particular, Aebi Schmidt obtains certain vehicle chassis from automobile manufacturers under converter pool agreements. Chassis are typically converted and delivered to customers within 90 to 120 days of receipt. If the chassis are not converted within this timeframe of delivery, in certain cases Aebi Schmidt is obliged to purchase the chassis and record it as inventory or is obligated to begin paying an interest charge on this inventory until purchased. Aebi Schmidt also obtains vehicle chassis directly from its customers in connection with specific vehicle orders. These vehicle chassis are stored at Aebi Schmidt’s various production facilities until the related value-added work is completed and the finished unit is shipped back to the customer. The customer does not transfer the vehicle chassis certificate of origin to Aebi Schmidt. If damage or theft were to occur to these chassis, Aebi Schmidt would be responsible for related costs incurred to repair or replace the customer-provided chassis. Further, in connection with dealers’ wholesale floor-plan vehicle financing programs, Aebi Schmidt enters into repurchase agreements with certain lending institutions, customary in the industries in which it operates, which may require it to repurchase previously sold vehicles. Although Aebi Schmidt’s exposure under these agreements is limited by the expected resale value of the inventory Aebi Schmidt may repurchase, Aebi Schmidt may receive less than anticipated on such resales and could collect payment on such resales later than originally expected. Additionally, Aebi Schmidt is party to multiple agreements whereby Aebi Schmidt guarantees indebtedness of others, including losses under pool agreements. Also, Aebi Schmidt is contingently liable under bid, performance and specialty bonds issued by its surety companies and has open standby letters of credit issued by its banks in favor of third parties. While Aebi Schmidt does not expect to experience material losses under these agreements, Aebi Schmidt cannot provide any assurance that these contingent liabilities will not be realized.
Expectations relating to environmental, social and governance (“ESG”) considerations expose Aebi Schmidt to potential liabilities, increased costs, reputational harm and other adverse effects on its business.
Various regulatory authorities have imposed, and may continue to impose, mandatory substantive or disclosure requirements with respect to ESG and sustainability matters. These requirements may not always be uniform across jurisdictions and may conflict with legal requirements, particularly in certain U.S. states that seek to discourage or penalize consideration of ESG factors in business operations, which may result in increased complexity, and cost for compliance, as well as could lead to increased litigation risks related to disclosures made pursuant to these regulations and legal requirements, any of which could adversely affect Aebi Schmidt’s financial performance. Additionally, Aebi Schmidt makes statements about its ESG goals and initiatives through information provided on its website, press statements and other communications, and in the future is expected to report on ESG matters in line with mandatorily applicable reporting rules under Swiss law. Any failure, or perceived failure, by Aebi Schmidt to achieve its goals, further its initiatives, adhere to its public statements, comply with federal, state or international ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against Aebi Schmidt and materially adversely affect its business, reputation, results of operations, financial condition and stock price.
Risks Relating to Tax Matters
You should read the discussion under the sections of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders” and “Material Swiss Tax Consequences of the Ownership of Combined Company Shares” for a more complete discussion of U.S. federal and Swiss income tax considerations relating to the Transactions and/or the ownership and disposition of Aebi Schmidt Common Stock received in the Transactions.

The Merger may fail to qualify as a reorganization under Section 368(a) of the Code or may be subject to Section 367(a)(1) of the Code, potentially causing U.S. holders of Shyft Common Stock to recognize gain for U.S. federal income tax purposes.
In connection with the filing of this registration statement of which this proxy statement/prospectus forms a part, Davis Polk has delivered to Shyft its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the federal income tax opinion filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, and representations from Shyft and Aebi Schmidt, (i) the Merger will qualify as a reorganization under Section 368(a) of the Code and (ii) the transfer of shares of Shyft Common Stock by shareholders of Shyft pursuant to the Merger (other than by any shareholder of Shyft who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii))) of Aebi Schmidt following the Merger that does not enter into a five year gain recognition agreement with respect to Shyft Common Stock such shareholder transferred in the form provided in Treasury Regulations Section 1.367(a)-8) should qualify for an exception to Section 367(a)(1) of the Code.
Assuming the Merger qualifies for the Intended U.S. Shareholder Tax Treatment, if a U.S. holder of shares of Shyft Common Stock exchanges all of its shares of Shyft Common Stock for shares of Aebi Schmidt Common Stock in the Transactions, and such U.S. holder is not a “five-percent transferee shareholder” that does not file with the IRS a gain recognition agreement as described in applicable Treasury Regulations, such U.S. holder should not recognize any gain or loss with respect to its shares of Shyft Common Stock, except to the extent of any cash such U.S. holder may receive in lieu of fractional share of Aebi Schmidt Common Stock.
Notwithstanding the above, until the Closing, the parties cannot definitively determine the tax treatment of the Transactions. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the Transactions do not qualify as a reorganization under Section 368(a) of the Code or that the Transactions are otherwise subject to Section 367(a)(1) of the Code. If the IRS were to successfully make such an assertion, a U.S. holder would generally be required to recognize gain, or ((A) in the case of cash received for fractional shares or (B) in the event that the Transactions do not qualify as a reorganization under Section 368(a) of the Code) loss, equal to the difference between the U.S. holder’s adjusted tax basis in the shares of Shyft Common Stock it surrenders in the Merger and an amount equal to the fair market value, as of the consummation of the Merger, of any shares of Aebi Schmidt Common Stock received or to be received in the Merger plus any cash received in the Merger in lieu of a fractional share.
For more information, please see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders” for a more detailed discussion with respect to the qualification of the Merger as a tax-free reorganization.
The IRS may assert that Aebi Schmidt is a “domestic corporation” or a “surrogate foreign corporation” for U.S. federal income tax purposes as a result of the Transactions.
Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Aebi Schmidt, which is incorporated under the laws of Switzerland and is a Swiss tax resident, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to, in certain circumstances, be treated as a domestic corporation for U.S. federal income tax purposes. If Aebi Schmidt were treated as a domestic corporation for U.S. federal income tax purposes, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its non-U.S. holders could be subject to U.S. withholding tax. In addition, even if a non-U.S. corporation is not treated as a domestic corporation for U.S. federal income tax purposes, the non-U.S. corporation may be treated as a “surrogate foreign corporation” under Section 7874 of the Code, in which case the non-U.S. corporation would be subject to certain adverse U.S. federal income tax rules, including the ineligibility of dividends paid by the non-U.S. corporation for the reduced rates of tax that apply to qualified dividends.
Shyft and Aebi Schmidt believe that the Merger should not result in Aebi Schmidt being treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a “domestic corporation” pursuant to Section 7874(b) of the Code. However, the application of the rules under Section 7874 of the Code is complex and subject to uncertainty, and there is limited guidance regarding their application. Moreover, the application of Section 7874 of the Code to the facts and circumstances of the Transactions is uncertain.

For more information, please see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders—Application of Section 7874 of the Code” for a more detailed discussion with respect to Section 7874 of the Code.
If Aebi Schmidt is a passive foreign investment company, U.S. holders of shares of Aebi Schmidt Common Stock could be subject to adverse U.S. federal income tax consequences.
A non-U.S. corporation, such as Aebi Schmidt, will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income, or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Under certain “look-through” rules, a non-U.S. corporation is treated for purposes of determining whether it is a PFIC as owning a proportionate share of the assets, and receiving a proportionate share of the gross income, of subsidiaries in which it directly or indirectly owns a 25% or greater interest. Based on the current composition of its income, assets and operations, and, the expected composition of its income, assets and operations after the Merger, Aebi Schmidt believes (i) that it was not a PFIC for its taxable year prior to the Closing, and (ii) that it will not be a PFIC for its taxable year that includes the Closing or the foreseeable future. Because determining PFIC status is a fact-intensive exercise made on an annual basis and depends on the composition of a non-U.S. corporation’s assets and income during each year, no assurance can be given that Aebi Schmidt is not, and Aebi Schmidt will not be, classified as a PFIC. If Aebi Schmidt were a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. holder of Aebi Schmidt Common Stock, such U.S. holder could be subject to certain adverse U.S. federal income tax consequences and could be subject to additional reporting requirements. There can be no assurance that Aebi Schmidt will not be a PFIC for U.S. federal income tax purposes for the taxable year that includes the Closing or for future taxable years.
For more information, please see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders—U.S. Federal Income Tax Consequences for U.S. Holders of Aebi Schmidt Common Stock—Passive Foreign Investment Company Considerations” for a more detailed discussion with respect to Aebi Schmidt’s potential PFIC status and certain tax implications thereof. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Aebi Schmidt Common Stock.
If a U.S. investor is treated for U.S. federal income tax purposes as owning directly or indirectly at least 10% of Aebi Schmidt Common Stock, such U.S. investor may be subject to adverse U.S. federal income tax consequences.
For U.S. federal income tax purposes, if a U.S. investor is treated for U.S. federal income tax purposes as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Aebi Schmidt Common Stock, such U.S. investor may be treated as a “United States shareholder” with respect to Aebi Schmidt, or any of its non-U.S. subsidiaries, which could result in adverse U.S. federal income tax consequences to such U.S. investor if Aebi Schmidt or such subsidiary is a “controlled foreign corporation.” A non-U.S. corporation is considered a controlled foreign corporation if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned or is considered as owned by applying certain constructive ownership rules, by U.S. shareholders on any day during the taxable year of such non-U.S. corporation. As Aebi Schmidt will have U.S. subsidiaries following the Transactions, certain of Aebi Schmidt’s non-U.S. subsidiaries could be treated as controlled foreign corporations under certain attribution rules regardless of whether Aebi Schmidt is treated as a controlled foreign corporation.
Under these rules, certain U.S. shareholders (that directly or indirectly own at least 10% of the value or voting power of Aebi Schmidt Common Stock) may be required to report annually and include in their U.S. federal taxable income their pro rata share of Aebi Schmidt’s non-U.S. subsidiaries’ “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property held by the subsidiaries regardless of whether such subsidiaries make any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such U.S. shareholder to significant monetary penalties and may extend the statute of limitations with respect to such U.S. shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. Aebi Schmidt does not intend to assist U.S. investors in determining whether Aebi Schmidt or any of its non-U.S. subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. investor is treated as a U.S. shareholder with respect to any of such controlled foreign corporations or furnish to any investor information that may be necessary to comply with reporting and tax paying obligations if Aebi Schmidt, or any of its non-U.S. subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. U.S. investors who directly or indirectly own 10% or more of the combined voting power or value of Aebi Schmidt Common Stock are strongly encouraged to consult their own tax advisors regarding the U.S. tax consequences of owning or disposing of Aebi Schmidt Common Stock.
Future changes to tax laws could adversely affect Aebi Schmidt’s effective tax rate, potential tax liability, operations or financial performance.
Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Aebi Schmidt and its subsidiaries are subject to tax could increase the amount of tax payable by Aebi Schmidt and its subsidiaries, either in respect of the Transactions or in respect of the operations of Aebi Schmidt and its subsidiaries. These changes could negatively affect Aebi Schmidt’s operations or financial performance.
Shyft and Aebi Schmidt have operations in various countries that have differing tax laws and are subject to audit by domestic and foreign authorities. The effective tax rate of Aebi Schmidt and its subsidiaries may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which Aebi Schmidt and its subsidiaries, including Shyft, will operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which they will operate; changes in eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating the provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of the income of Aebi Schmidt and its subsidiaries.
Dividends on shares of the capital stock of the Combined Company may subject Shyft shareholders to Swiss withholding tax.
Dividends paid on shares of the capital stock of the Combined Company are generally subject to Swiss withholding tax at a rate of 35% on any amount that cannot be allocated to share capital as reported on the annual standalone financial statements prepared pursuant to Swiss law (i.e., would constitute a reduction of share capital) or capital contribution reserves as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law and recognized as such by the Swiss Federal Tax Administration. It is expected that the Combined Company will be able to create through the Merger additional capital contribution reserves in the amount of the fair market value of Shyft. There can be no assurance that Combined Company’s shareholders will approve a dividend out of capital contribution reserves. It is also possible that Swiss withholding tax rules will be changed in the future or that a change in Swiss law will adversely affect the Combined Company or its shareholders, in particular as a result of distributions out of capital contribution reserves becoming subject to additional corporate law or other restrictions. If the Combined Company is unable to allocate any portion of a dividend to share capital (i.e., reduce Shyft’s share capital) or capital contribution reserves, it will not be able to make distributions without subjecting its shareholders to Swiss withholding tax. For additional information, including regarding potential recovery routes, please see the section of this proxy statement/prospectus entitled “Material Swiss Tax Consequences of the Ownership of Combined Company Shares—Swiss Withholding Tax.”
Repurchases of shares of the capital stock of the Combined Company could be subject to Swiss tax, and it may not be possible to manage such share repurchases efficiently at a sufficiently large scale.
The repurchase of shares of the capital stock of the Combined Company for cancellation is treated as a partial liquidation, and the proceeds from any repurchase of shares of the capital stock of the Combined Company are generally subject to Swiss withholding tax at a rate of 35% on any amount that cannot be allocated to share capital (as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law) or capital contribution reserves (as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law and recognized as such by the Swiss Federal Tax Administration). It is expected that the Combined Company will be able to create through the Merger additional capital contribution reserves in the amount of the fair market value of Shyft. While the repurchase of shares of the capital stock of the Combined Company for purposes other than for cancellation (such as to retain the repurchased shares of the capital stock of the Combined Company as treasury shares for use in connection with acquisitions, equity incentive plans, convertible debt or other instruments) would generally not be subject to Swiss withholding tax, the repurchase of shares of the capital stock of the Combined Company for purposes other than cancellation would also be treated as a partial liquidation if the Combined Company repurchases shares of the capital stock of the Combined Company in excess of certain thresholds or if it fails to sell or reissue such shares of the capital stock of the Combined Company within the applicable time period after the repurchase.
In most instances, Swiss companies with shares listed on a Swiss trading venue will repurchase shares for cancellation through a second trading line on such Swiss trading venue. On the second trading line, the Swiss withholding tax of 35% is deducted from the portion of the purchase price that is subject to Swiss withholding tax as required by Swiss tax laws, and certain shareholders may subsequently apply for a full or partial refund of this Swiss withholding tax. Should the Combined Company not deduct the Swiss withholding tax upon repurchase (for example, in the case of a repurchase on an ordinary trading line), the Combined Company would have to pay the grossed-up Swiss withholding tax (53.8%) upon cancellation of the repurchased shares of the capital stock of the Combined Company, in case of the repurchase of the shares of the capital stock of the Combined Company in excess of certain thresholds or failure to sell or reissue such shares of the capital stock of the Combined Company within the applicable time period after the repurchase.
The Combined Company is not expected to be able to use the customary second trading line process available on Swiss trading venues to repurchase shares of capital stock of the Combined Company because the Combined Company is not expected to list the shares of the capital stock of the Combined Company on any Swiss trading venues. Moreover, opening a second trading line that would allow the Combined Company to deduct the Swiss withholding tax of 35% from the purchase price is not possible on the Nasdaq. While it is possible that companies whose shares are not listed on the SIX are allowed in the future to have second trading lines on the SIX, there is expected to be significant practical hurdles for the Combined Company to efficiently manage repurchases on such second trading lines in a sufficiently large scale given the materially different trading hours of the SIX and Nasdaq, among other things. While in certain cases the Combined Company may be able to conduct repurchases through arrangements with certain financial institutions (referred to as “virtual second trading lines”), such arrangements may be less efficient than a customary second trading line and, in any case, will be subject to confirmation in a tax ruling with the competent Swiss tax authorities. The Combined Company may not be able to receive such a Swiss tax ruling and there is no certainty that in the future a second trading line for Swiss companies with shares listed on a foreign stock exchange will be available, or that such second trading line would allow the Combined Company to efficiently manage repurchases in a sufficiently large scale, thus limiting the Combined Company’s ability to conduct share repurchases.

INFORMATION ABOUT THE SPECIAL MEETING

Place:	The Special Meeting will take place virtually. You may access the Special Meeting by visiting www.virtualshareholdermeeting.com/SHYF2025SM
Time:	[_______], 2025, at [ ]., Eastern Time
Record Date for the Special Meeting:	[__________]

How to Vote
If you are a record shareholder as of the Record Date for the Special Meeting, you may cast your vote in one of the following ways:

Virtually:
If Shyft shareholders wish to vote their shares electronically during the Special Meeting, they will need to visit www.virtualshareholdermeeting.com/SHYF2025SM during the Special Meeting while the polls are open (shareholders will need their control number included on their proxy card or notice or assigned to them in the registration confirmation email, as applicable).

By Internet:
Shareholders who have received a proxy card or voting instruction form may vote over the Internet by visiting www.proxyvote.com and following the instructions on the proxy card or voting instruction form.

By Telephone:
Shareholders of record who live in the U.S. or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Most shareholders who are beneficial owners of their shares, but not shareholders of record, living in the U.S. or Canada and who have received a voting instruction form may vote by phone, by calling the number specified on the voting instruction form provided by their broker, trustee or nominee.

By Mail:
Shareholders who have received a proxy card or voting instruction form may submit proxies by completing, signing and dating their proxy card or voting instruction form and mailing it in the accompanying pre-addressed envelope.

Shareholders who hold their shares through an intermediary, such as a bank, broker, trustee or other nominee, must follow the instructions provided by your bank, broker, trustee or other nominee on their proxy materials.
Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on [______], 2025. Votes cast by mail must be received in sufficient time to allow processing.
Matters to Be Voted Upon and Board Recommendation

Matter		Board Recommendation
1.
A proposal to approve (i) that certain Agreement and Plan of Merger, dated as of December 16, 2024, by and among Shyft, Aebi Schmidt, Holdco and Merger (a copy of which agreement is attached as Annex A to this proxy statement/prospectus), and (i) the transaction contemplated thereby, including the Merger.
For
2.	A proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Shyft’s named executive officers that is based on or otherwise relates to the Merger.	For
3.
A proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, including to solicit additional proxies, in the event that there are not sufficient votes at the time of the Special Meeting to approve the item 1 or 2 above.
For

PROPOSAL 1 - APPROVAL OF THE MERGER PROPOSAL
(Item 1 on the Shyft proxy card)
This proxy statement/prospectus is being furnished to you as a Shyft shareholder as part of the solicitation of proxies by Shyft’s Board for use at the Special Meeting to consider and vote upon the Merger Proposal.

In accordance with the Restated Articles of Incorporation of Shyft, the Second Amended and Restated Bylaws of Shyft and the MBCA, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Shyft Common Stock entitled to vote thereon, by casting a vote “FOR” the Merger Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy). Accordingly, the Merger cannot be completed without the approval of the Merger Proposal. In addition, pursuant to the Merger Agreement, approval of the Merger Proposal is a condition to the consummation of the Merger.
The Shyft Board unanimously recommends that Shyft shareholders vote “FOR” the Merger Proposal.
PROPOSAL 2 - APPROVAL OF THE ADVISORY COMPENSATION PROPOSAL
(Item 2 on the Shyft proxy card)
Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Shyft is required to submit a proposal to Shyft’s shareholders to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Shyft’s named executive officers that is based on or otherwise relates to the Merger Agreement and the Transactions. This compensation is summarized in the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger—Summary of Potential Transaction Payments to Named Executive Officers.” Shyft’s Board encourages you to review carefully the information contained in this proxy statement/prospectus regarding Merger-related compensation that will or may be paid to Shyft’s named executive officers. Accordingly, Shyft is asking you to approve the following resolution:
“RESOLVED, that the shareholders of Shyft approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Shyft’s named executive officers that is based on or otherwise relates to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section of the proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger—Summary of Potential Transaction Payments to Named Executive Officers.””
The vote on the Advisory Compensation Proposal is a vote separate and apart from the vote on the Merger Proposal. Accordingly, you may vote to approve the Merger Proposal and vote not to approve the Advisory Compensation Proposal and vice versa. Approval of the Advisory Compensation Proposal is not a condition to the completion of the Merger. Because the vote on the Advisory Compensation Proposal is advisory only, it will not be binding on Shyft. Accordingly, if the Merger Agreement is adopted and the Merger is consummated, the amounts approved to be paid under the Advisory Compensation Proposal may be payable to Shyft’s named executive officers in accordance with the terms and conditions of the applicable agreements, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Advisory Compensation Proposal.
Approval of the Advisory Compensation Proposal requires more votes are cast “FOR” than “AGAINST” the Advisory Compensation Proposal at a duly held meeting at which a quorum is present (in person or represented by proxy).
The Shyft Board unanimously recommends that Shyft shareholders vote “FOR” the Advisory Compensation Proposal.
PROPOSAL 3 - APPROVAL OF THE ADJOURNMENT PROPOSAL
(Item 3 on the Shyft proxy card)
Shyft may propose to adjourn the Special Meeting: (i) with the written consent of Aebi Schmidt; (ii) for the absence of a quorum; (iii) after consultation in good faith with Aebi Schmidt, (A) to solicit additional proxies for the purpose of obtaining shareholder approval of the Merger Proposal, or (B) to allow reasonable additional time for the preparation, filing and distribution of any supplemental or amended disclosure which Shyft has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable and for such supplemental or amended disclosure to be disseminated to, and reviewed by, Shyft’s shareholders prior to the Special Meeting, or (iv) otherwise where required to comply with applicable law following consultant with outside legal counsel; provided that, in the case of the foregoing clause (iii)(A), no such postponement or adjournment can be for a period of more than twenty business days without Aebi Schmidt’s prior written consent (not to be unreasonably withheld, conditioned or delayed).
If the Special Meeting is so adjourned, shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Merger Proposal and the Advisory Compensation Proposal but do not indicate a choice on the Adjournment Proposal, your shares of Shyft Common Stock will be voted in favor of the Adjournment Proposal. If you indicate, however, that you wish to vote against the Merger Proposal or the Advisory Compensation Proposal, your shares of Shyft Common Stock will only be voted in favor of the Adjournment Proposal if you indicate that you wish to vote in favor of the Adjournment Proposal.
Approval of the Adjournment Proposal requires more votes are cast “FOR” than “AGAINST” the Adjournment Proposal at a duly held meeting, without regard to the presence of a quorum at such meeting.
The Shyft Board unanimously recommends that Shyft shareholders vote “FOR” the Adjournment Proposal.

PARTIES TO THE MERGER
The Shyft Group, Inc.
41280 Bridge St
Novi, Michigan 48375
+1 517-543-6400
Shyft is a North American company active in specialty vehicle manufacturing, assembly, and upfit for the commercial, retail, and service specialty vehicle markets. Shyft brings a 50-year legacy serving its customers, which include first-to-last mile delivery companies across vocations, federal, state, and local government entities; the trades; and utility and infrastructure segments. Shyft is organized into two core business units: Shyft Fleet Vehicles and Services™ and Shyft Specialty Vehicles™. Today, its family of brands include Utilimaster®, Blue Arc™ EV Solutions, Royal® Truck Body, DuraMag® and Magnum®, Strobes-R-Us, Spartan® RV Chassis, Builtmore Contract Manufacturing™, and Independent Truck Upfitters. Shyft and its go-to-market brands are well known in their respective industries for quality, durability, and first-to-market innovation. Shyft employs approximately 2,900 employees and contractors across campuses, and operates facilities in Arizona, California, Florida, Indiana, Iowa, Maine, Michigan, Missouri, Pennsylvania, Tennessee, Texas, and Saltillo, Mexico. Shyft reported sales of $786,000,000 in 2024.
Aebi Schmidt Holding AG
Schulstrasse 4
CH-8500 Frauenfeld
Switzerland
+41 44-308-5800
Aebi Schmidt is a provider of smart solutions for clean and safe transportation surfaces and the management of challenging terrain. Aebi Schmidt’s unique range of products includes its own vehicles and innovative attachments for custom vehicle equipment. The products, combined with customer-tailored support and service, offer a unique solution for nearly any challenge. Aebi Schmidt is a globally active group headquartered in Switzerland and achieved net revenue of EUR 1,001,136,000 in 2024. It employs around 3,000 people in 16 sales organizations and more than a dozen production sites worldwide. Through established partnerships with dealers, Aebi Schmidt is represented in 90 additional countries. Aebi Schmidt’s portfolio consists of the product brands Aebi, Schmidt, Nido, Arctic, Monroe, Towmaster, Swenson, Meyer, MB, and ELP – all well-established brands in their respective markets, some for more than 100 years.
ASH US Group, LLC
201 MB Lane
Chilton, Wisconsin 53014
+1 800-558-5800
Holdco was formed by Aebi Schmidt prior to the date of the Merger Agreement solely for the purpose of facilitating the Merger and the other Transactions. Holdco has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Merger and the other Transactions. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.
Badger Merger Sub, Inc.
201 MB Lane
Chilton, Wisconsin 53014
+1 800-558-5800
Merger Sub was formed by Holdco prior to the date of the Merger Agreement solely for the purpose of facilitating the Merger and the other Transactions. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Merger and the other Transactions. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.

THE MERGER
This section describes the Merger and the related transactions. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger and the related transactions that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Shyft or Aebi Schmidt. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Shyft makes with the SEC that are incorporated by reference herein, as described in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
The Merger
Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.
Merger Consideration
At the Effective Time, each share of Shyft Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft Common Stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock, subject to any adjustments and withholdings described in the Merger Agreement.
Ownership of the Combined Company
As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock, in each case, as of immediately following the Effective Time. Peter Spuhler, an existing shareholder of Aebi Schmidt, will beneficially own approximately 35% of Aebi Schmidt Common Stock immediately following the Effective Time.
Financing Matters
In connection with the execution of the Merger Agreement, Aebi Schmidt entered into the Debt Commitment Papers with the Original Lenders, pursuant to which the Original Lenders agreed to provide Aebi Schmidt and certain of its subsidiaries with (1) a multicurrency senior secured amortizing term loan facility in an aggregate principal amount of up to $350,000,000 and (2) a multicurrency senior secured revolving credit facility in an aggregate principal amount of up to $200,000,000 on the terms and subject to the conditions set forth in the Debt Commitment Papers. Subsequent to the execution of the Merger Agreement, Aebi Schmidt entered into the New Credit Facilities Agreement with respect to the Debt Financing. The New Credit Facilities Agreement provides aggregate facilities of $600,000,000 consisting of (1) the New Term Loan Credit Facility (an aggregate amount of up to $350,000,000) and (2) the New Revolving Credit Facility (an aggregate amount of up to $250,000,000), both of which mature no later than five years after the first utilization under the Credit Facilities Agreement. The proceeds of the New Credit Facilities shall be used for the Refinancing and Financing Uses. The New Revolving Credit Facility may additionally be used for general corporate and working capital purposes (including permitted acquisitions). The obligations of the Lenders to consummate the Debt Financing under the New Credit Facilities Agreement are subject to certain closing conditions, including the consummation of the Merger.
Background of the Merger
As part of Shyft’s continuing effort to strengthen its business and enhance shareholder value, Shyft’s Board and management team regularly review Shyft’s business, operations, performance and prospects, as well as Shyft’s strategic and competitive position within the U.S. specialty vehicles industry. In connection with this ongoing review, Shyft’s Board and management periodically evaluate and discuss potential strategic alternatives, transactions and other tactical opportunities, including potential business combinations, acquisitions and divestitures.

Shyft’s Board and senior management often receive input from financial, strategic, and legal advisors with respect to such matters. Since early 2017, from time to time, Shyft’s Board and senior management met with representatives of Deutsche Bank to discuss Shyft’s businesses, industry dynamics and market trends and developments. Given the qualifications, experience and reputation of Deutsche Bank and its knowledge of Shyft’s businesses and the industries in which Shyft operates, Shyft’s Board and management team also periodically sought the perspectives of Deutsche Bank regarding potential acquisitions and other strategic alternatives that Shyft might consider to enhance shareholder value.
In addition, from time to time, at the direction of Shyft’s Board, representatives of Shyft had discussions with representatives of other companies regarding potential strategic transactions. Over the course of 2021, in furtherance of Shyft’s focus on strengthening its business and enhancing shareholder value, Shyft held several meetings with Monroe Truck Equipment, Inc. (“Monroe”), a manufacturer, upfitter and distributor of truck and trailer equipment for municipal and commercial markets, to discuss potential strategic transactions with Monroe. On November 17, 2021, Aebi Schmidt announced its acquisition of Monroe, which Shyft management regarded as a highly sought-after asset.
In mid-2022, Mr. Michael VanDieren, Shyft’s Vice President of Corporate and Business Development, contacted Mr. Barend Fruithof, Aebi Schmidt’s Chief Executive Officer, to gauge Aebi Schmidt’s receptiveness to either a potential divestiture of Monroe’s commercial business to Shyft or a potential commercial relationship involving the supply of certain Shyft products, including commercial vehicle bodies, to Monroe. On August 23, 2022, an introductory teleconference call was held between Mr. VanDieren, Mr. Daryl Adams, Shyft’s then-Chief Executive Officer, and Mr. Fruithof to discuss these topics. The parties agreed to continue discussions.
Over the course of the second half of 2022 through the first fiscal quarter of 2023, Shyft received inquiries from Company A regarding a potential business collaboration or a strategic transaction with Shyft. On September 22, 2022, to facilitate the exploration of such potential strategic transaction, Shyft and Company A executed a confidentiality agreement, which included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. Following the execution of the confidentiality agreement with Company A, representatives of Shyft and Company A held a series of preliminary discussions regarding a potential business collaboration or a strategic transaction. In August 2023, Company A consummated an alternative transaction with a third party and discontinued further communications with Shyft or its representatives until representatives of Deutsche Bank held the videoconference call with representatives of Company A on November 4, 2024, as discussed in further detail below.
On December 22, 2022, Mr. VanDieren and Mr. Fruithof met in Chicago, Illinois to engage in preliminary discussions regarding potential strategic opportunities. In light of Aebi Schmidt’s recent Monroe acquisition, Mr. Fruithof expressed no interest in divesting the Monroe commercial business to Shyft. However, Mr. Fruithof indicated that Aebi Schmidt would consider certain commercial relationships with Shyft, including the potential supply by Shyft of certain commercial vehicles to Monroe. Mr. Fruithof requested a meeting with Mr. Adams to continue such conversations. No material non-public information was disclosed at this meeting, and no formal proposal was made by Aebi Schmidt with respect to a potential business combination or other strategic transaction between Shyft and Aebi Schmidt.
On January 16, 2023, to facilitate the parties’ further discussions and the exchange of certain information in connection with a potential transaction, Shyft and Aebi Schmidt entered into a mutual Confidentiality Agreement (the “Initial Confidentiality Agreement”). The Initial Confidentiality Agreement included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party.
On January 17, 2023, representatives of Deutsche Bank and the Shyft management team held a videoconference during which representatives of Deutsche Bank shared a presentation containing an overview of Aebi Schmidt’s business and operations, an update on market conditions and trends, and a preliminary side-by-side financial comparison of Shyft and Aebi Schmidt on a standalone and combined basis based primarily on publicly available information.
On January 23, 2023, in response to Mr. Fruithof’s request for continued discussions, an in-person meeting between members of the senior management team of Shyft, including Mr. Jonathan Douyard, Shyft’s then Chief Financial Officer, Mr. Steve Guillaume, Shyft’s former President of Specialty Vehicles, Mr. Adams and Mr. VanDieren, and the members of the senior management of Aebi Schmidt, including Mr. Fruithof, Mr. Thomas

Schenkirsch, Aebi Schmidt’s then-Chief Financial Officer and current Head of Group Strategic Development, and Mr. Steffen Schewerda, Aebi Schmidt’s Chief Executive Officer for North America, was held at Shyft’s headquarters in Novi, Michigan. At this meeting, the representatives of Aebi Schmidt provided an overview of Aebi Schmidt’s business, and representatives of Shyft provided a similar overview of Shyft’s business. The parties discussed the potential supply by Shyft of certain commercial vehicles to Monroe. Following the meeting, representatives of Shyft provided certain representatives of Aebi Schmidt a tour of Shyft’s facility located in Plymouth, Michigan. Later on January 23, 2023, Messrs. Fruithof, Adams, VanDieren and Douyard attended a dinner during which Mr. Fruithof raised the potential for a strategic transaction between Aebi Schmidt and Shyft. Following this meeting, the Shyft management team promptly informed Shyft’s Board and representatives of Deutsche Bank of Mr. Fruithof’s discussion of a potential strategic transaction.
On March 8, 2023, Messrs. Adams, Douyard and VanDieren and Mr. Fruithof attended the annual The Work Truck Show hosted by the National Truck Equipment Association (“NTEA”) in Indianapolis, Indiana, during which Mr. Fruithof toured Shyft’s booth.
On March 22, 2023, Aebi Schmidt’s Board was first notified of the potential transaction with Shyft, and was provided a summary of the ongoing discussions by members of Aebi Schmidt’s management team.
On May 19, 2023, representatives of Aebi Schmidt delivered a letter to representatives of Shyft (the “May 19 Letter”), executed by Mr. Fruithof and Mr. Schenkirsch, expressing interest in commencing mutual analysis of potential deal structure, valuation, and governance in connection with a potential strategic transaction with Shyft. The May 19 Letter did not contain a formal valuation proposal, and the May 19 Letter indicated that Aebi Schmidt would only incur the costs necessary to produce such a valuation proposal pending additional discussions between the parties. Following receipt of the May 19 Letter, representatives of Shyft provided a copy of such letter to Shyft’s Board and to representatives of Deutsche Bank.
On July 7, 2023, Aebi Schmidt contacted Wuersch & Gering LLP (“W&G”), Aebi Schmidt’s U.S. legal counsel, to review its engagement letter with Houlihan Lokey Inc. (“HLI”), as Aebi Schmidt’s prospective financial advisor in connection with Aebi Schmidt’s evaluation of a potential strategic transaction with Shyft.
On July 12, 2023, Aebi Schmidt engaged HLI as its financial advisor with respect to a potential strategic transaction with Shyft.
On July 18, 2023, Shyft’s Board held a regularly scheduled meeting with certain members of the Shyft management team and representatives of Deutsche Bank in attendance. After Shyft’s Board and management discussed certain matters that had been on the agenda for the meeting, Mr. Adams described the discussions with Aebi Schmidt to date and provided an overview of the May 19 Letter. Representatives of Deutsche Bank then discussed with Shyft’s Board (i) the macroeconomic environment, (ii) Shyft’s depressed stock price, (iii) preliminary financial matters relating to Aebi Schmidt, including preliminary financial analyses based primarily on publicly available information, and (iv) potential responses to the May 19 Letter and other potential counterparties to a strategic transaction with Shyft. Representatives of Deutsche Bank noted that it believed Shyft’s depressed stock price presented some vulnerability to shareholder activism and potential unsolicited approaches from third parties. Representatives of Deutsche Bank also noted that an acquisition of Shyft by private equity sponsors would likely be challenging given Shyft’s near-term operating performance and cash flows. Following this discussion, Shyft’s Board directed Shyft management to continue discussions with representatives of Aebi Schmidt to determine whether Aebi Schmidt intended to deliver a formal proposal, including with respect to valuation and material transaction terms, with respect to a strategic transaction with Shyft.
From July 18, 2023 to August 31, 2023, representatives of Deutsche Bank and HLI held several discussions in which HLI continued work to support a proposal on valuation and governance with respect to a potential strategic transaction involving Shyft, including by sharing Aebi Schmidt’s historical financial statements and preliminary projected financial forecasts.
On August 11, 2023, in response to Aebi Schmidt’s request, representatives of Shyft prepared and delivered a business plan to representatives of Aebi Schmidt, which set forth Shyft’s preliminary projected financial forecasts, as prepared by Shyft management.
On September 29, 2023, a representative of HLI emailed representatives of Deutsche Bank to inform them that Aebi Schmidt would temporarily cease its discussions with Shyft regarding a potential strategic transaction until Aebi Schmidt confirmed that Shyft’s operational performance aligns with the business plan submitted by Shyft to Aebi

Schmidt on August 11, 2023. Representatives of Deutsche Bank promptly informed Shyft’s Board that Aebi Schmidt had not provided a formal valuation proposal to Shyft in connection with a potential strategic transaction between the parties and that, in light of the correspondence between representatives of Deutsche Bank and HLI, Deutsche Bank did not expect Aebi Schmidt to make such a proposal in the near future.
On October 23, 2023, representatives of Aebi Schmidt provided written notice to HLI terminating Aebi Schmidt’s engagement letter with HLI, effective as of November 23, 2023, due to Aebi Schmidt’s view that HLI was not the right cultural fit to support the transaction and Aebi Schmidt believed they would need an advisor with more experience in supporting a refinancing with Swiss banks.
On February 22, 2024, as a courtesy, Mr. Steve Hughes of HLI informed Mr. VanDieren that he was aware that Mr. Fruithof would be attending the then-upcoming Work Truck Show hosted by the NTEA in Indianapolis, Indiana. After learning that information, Mr. VanDieren and Mr. Fruithof coordinated a meeting with Shyft’s new President and Chief Executive Officer, Mr. John Dunn, at the NTEA Show. They arranged to meet at a scheduled breakfast for NTEA Work Truck Show participants, which was to be held at the hotel where Mr. Dunn was staying during the NTEA Work Truck Show (the “Breakfast”).
On March 7, 2024, Messrs. Fruithof, Schewerda, Dunn and VanDieren met at the Breakfast prior to the Work Truck Show hosted by the NTEA. They did not share any material non-public information at the Breakfast. After Breakfast, Mr. Fruithof and Mr. VanDieren continued their conversations regarding possible further evaluation of a potential strategic transaction with Aebi Schmidt. Following those discussions, Mr. VanDieren informed Shyft’s Board and representatives of Deutsche Bank of his conversation with Mr. Fruithof and of Aebi Schmidt’s continued interest in a potential strategic transaction.
On August 15, 2024, representatives of Shyft hosted an in-person introduction of Mr. Fruithof and Mr. Schenkirsch to additional members of the Shyft management team in Novi, Michigan, which was attended by Mr. Jacob Farmer, Shyft’s President of Fleet Vehicles and Services, Mr. Joshua Sherbin, Shyft’s Chief Legal, Administrative and Compliance Officer, and Messrs. Dunn, Douyard and VanDieren.
On September 3, 2024, Messrs. Douyard, VanDieren, Farmer and Sherbin held a teleconference call with Mr. Fruithof and Mr. Schenkirsch during which the parties agreed to arrive at a working understanding of the relative valuations of their respective companies and certain terms of the proposed potential strategic transaction, including with respect to valuation, structure and governance. Mr. Fruithof and Mr. Schenkirsch also informed the parties of Aebi Schmidt’s intention to engage external U.S. advisors to facilitate the proposed strategic transaction.
On September 12, 2024, Aebi Schmidt formally selected W&G as outside legal counsel in connection with a potential strategic transaction with Shyft.
On September 16, 2024, representatives of Aebi Schmidt delivered a second non-binding proposal letter to representatives of Shyft with respect to a potential strategic transaction (the “September 16 Letter”). The September 16 Letter provided, among other things, (i) for a proposed equity value of approximately $474 million for Shyft (at then-current market prices as of September 4, 2024) and $624 million for Aebi Schmidt based on an enterprise value to “next-twelve-months” EBITDA multiple of 9.8x (which was based on Shyft’s implied EBITDA NTM multiple at the then-current market levels), which would imply that Shyft shareholders would receive approximately 43.2% of the equity of a combined entity at the closing of the proposed strategic transaction with Aebi Schmidt and implied no premium over the closing share price of Shyft Common Stock as of September 4, 2024, (ii) that the parties would structure such strategic transaction as a merger of Aebi Schmidt with and into Shyft, with Shyft surviving such merger as the surviving corporation and shareholders of Aebi Schmidt receiving shares of Shyft Common Stock at the closing of such transaction, and (iii) for a joint Combined Company Board chaired by a representative of Aebi Schmidt. The September 16 Letter indicated that Aebi Schmidt’s Board and its majority shareholder, Mr. Peter Spuhler, had approved the submission of the non-binding proposal and that Aebi Schmidt had engaged W&G as Aebi Schmidt’s outside legal counsel and Alantra as Aebi Schmidt’s financial advisors, in each case, in connection with a potential strategic transaction. The September 16 Letter was promptly shared with Shyft’s Board.
On September 30, 2024, Aebi Schmidt and Shyft entered into the Confidentiality Agreement to extend the term of the Initial Confidentiality Agreement until September 30, 2026. The amended Confidentiality Agreement contained substantially the same terms as the Initial Confidentiality Agreement, including customary mutual non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party.

On October 1, 2024, the parties held a joint videoconference call between Messrs. Fruithof, Schenkirsch, Schewerda, Dunn, Sherbin, Farmer and VanDieren and representatives from Deutsche Bank and Alantra, during which each team shared presentations to progress discussions with respect to a potential strategic transaction, which included a review and discussion of Shyft’s and Aebi Schmidt’s respective businesses and financial forecasts.
On October 2, 2024, in advance of the Shyft Board’s regularly scheduled meeting on October 14, 2024, Shyft’s Board held a meeting, with Messrs. Douyard, Sherbin and VanDieren in attendance, to discuss the terms of the September 16 Letter and the strategic rationale and executability of the proposed strategic transaction with Aebi Schmidt.
On October 4, 2024, Deutsche Bank hosted an in-person meeting at its office in New York, New York, attended by representatives of Aebi Schmidt, Shyft and Alantra. The parties discussed the existing business plans, financial projections, operations and strategies of each of Shyft and Aebi Schmidt, the business plan, integration and financial performance of Monroe, and the potential synergies, growth opportunities and governance expectations between the parties if Shyft and Aebi Schmidt entered into a strategic transaction.
On October 12, 2024, in advance of sending Shyft a third non-binding proposal letter with respect to a potential strategic transaction (the “October 12 Letter”) as detailed further below, Messrs. Fruithof and Schenkirsch and a representative from Alantra briefed Aebi Schmidt’s majority shareholder, Peter Spuhler, on the proposed terms of the October 12 Letter. Later on October 12, 2024, representatives of Aebi Schmidt delivered the October 12 Letter to Shyft. The October 12 Letter provided, among other things, (i) for an updated proposed equity value of approximately $735.2 million for Shyft and $858.7 million for Aebi Schmidt based on an implied enterprise value to 2024 EBITDA multiple for Shyft of 17.9x, based on the then current analyst consensus 2024 adjusted EBITDA of $46m or 12.5x based on a Shyft management adjusted 2024 EBITDA of $66m (calculated as Shyft management adjusted EBITDA of $47m plus $21m of Blue Arc estimated investment expense plus $6m of pro forma full year impact of ITU acquisition and less approximately $8m of non-cash stock based compensation expense), and 11.5x 2024 EBITDA multiple for Aebi Schmidt, which would imply that Shyft shareholders would receive approximately 46.1% of the equity of the combined entity at the closing of the proposed strategic transaction with Aebi Schmidt and implies a premium of 67.0% over the 30-day value weighted average price of shares of Shyft Common Stock, (ii) that the parties would structure such strategic transaction as a merger of Shyft with and into Aebi Schmidt, with Aebi Schmidt surviving such merger as the surviving corporation and shareholders of Shyft receiving shares of Aebi Schmidt Common Stock at the closing of such transaction, and (iii) for a joint Combined Company Board chaired by a representative of Aebi Schmidt and comprised of nine directors with five directors appointed by Aebi Schmidt and four directors appointed by Shyft. The October 12 Letter was promptly shared with Shyft’s Board in advance of the regularly scheduled meeting of Shyft’s Board on October 14, 2024.
On October 14, 2024, Shyft’s Board held a regularly scheduled meeting, with certain members of the Shyft management team and representatives of Deutsche Bank in attendance. Having conducted a prior analysis of Shyft’s financial performance and potential strategic alternatives in light of Shyft management’s strategic plan, representatives of Deutsche Bank discussed the motivation and strategic rationale for a transaction with Aebi Schmidt in light of the October 12 Letter and the viability of strategic alternatives. Representatives of Deutsche Bank raised potential concerns with respect to value creation in the near-term and long-term, and discussed an indicative transaction timeline supporting merger agreement execution prior to year-end, inclusive of a market check process. Shyft’s Board noted the importance of conducting thorough due diligence on Aebi Schmidt to assess value creation, synergy realization and cultural fit. Shyft’s Board then asked a number of questions regarding Deutsche Bank’s presentation and further discussed the October 12 Letter. Following the discussion led by Deutsche Bank, Shyft’s Board met in an executive session, and subsequently authorized Shyft’s management and advisory teams to (i) continue negotiations with Aebi Schmidt with a view to increasing the implied value Shyft shareholders would receive in the combined entity and pursuing a best-in-class governance structure for the Combined Company following the Closing, and (ii) conduct pre-signing market check to gauge interest in a potential strategic transaction with Shyft, which would include outreach to a number of third parties. Following discussions with representatives of Deutsche Bank and Shyft’s management team, Shyft’s Board determined to focus Shyft’s and Deutsche Bank’s outreach to potential strategic counterparties rather than private equity or financial sponsors given the challenging leveraged finance market conditions for investment opportunities in the U.S. specialty vehicles industry, and Shyft’s contemporaneous operational performance, cash flow and continued revenue challenges, which Shyft’s Board determined would likely not be attractive to potential financial sponsors.

Later on October 14, 2024, Shyft retained Davis Polk as outside legal counsel in connection with a potential strategic transaction with Aebi Schmidt.
On October 15, 2024, Aebi Schmidt executed a formal engagement letter with Alantra, providing for customary scope of services, fees and termination provisions in connection with Alantra’s financial advisory services for the potential strategic transaction with Shyft.
On October 17, 2024, Alantra sent Deutsche Bank a confirmation of key terms, including (i) that the parties would hold an in-person meeting at the New York, New York office of Deutsche Bank on October 25, 2024; (ii) Aebi Schmidt’s agreement to the timeline proposed by Shyft; (iii) Aebi Schmidt’s readiness to begin functional due diligence; (iv) Aebi Schmidt’s position that a majority of the board of directors, including the chairman, of the combined company would be appointed by Aebi Schmidt; (v) that the combined company would be Swiss domiciled; and (vi) a revised equity split of the combined company with Shyft shareholders receiving 47% and Aebi Schmidt shareholders receiving 53% of the combined company, with the potential revision to 48% Shyft / 52% Aebi Schmidt based on substantiated understanding of Shyft’s 2025 EBITDA.
On October 25, 2024, Messrs. Fruithof, Schenkirsch and Dunn and Mr. James Sharman, the Chairman of Shyft’s Board, attended an in-person meeting at the New York, New York office of Deutsche Bank. At the meeting, the attendees discussed, among other things, combined potential synergies, growth opportunities, governance and leadership principles as well as the terms of the October 12 Letter (including Aebi Schmidt’s proposed equity value for Shyft and proposed governance terms), and Aebi Schmidt’s growth strategy and integration plans, and Shyft’s sales pipeline.
On October 28, 2024, Aebi Schmidt’s Board held a meeting in which executives of Aebi Schmidt provided to the board an update on progress of the proposed transaction, and the merits of a combination, and key terms. Aebi Schmidt’s Board approved the indicative key terms as presented, and authorized Aebi Schmidt to commence detailed mutual due diligence with Shyft and contract negotiations, and also approved hiring additional external due diligence advisors.
On October 29, 2024, Shyft engaged Ernst & Young LLP (“EY”) as Shyft’s external tax and accounting advisor in connection with the proposed strategic transaction with Aebi Schmidt.
On October 30, 2024, Shyft executed a formal engagement letter with Deutsche Bank, providing for customary scope of services, fees and termination provisions in connection with Deutsche Bank’s financial advisory services for the potential strategic transaction with Aebi Schmidt. That same day, certain representatives of Aebi Schmidt, Alantra, and W&G held an all-hands call with representatives of Shyft, Deutsche Bank, and Davis Polk to discuss process and timing for a potential strategic transaction as between the parties.
On October 31, 2024, Shyft provided data room access to Aebi Schmidt and its advisors for their due diligence review of Shyft.
On November 1, 2024, Aebi Schmidt provided data room access to Shyft and its advisors for their due diligence review of Aebi Schmidt.
Also on November 1, 2024, at the direction of Shyft’s Board and management, Deutsche Bank commenced outreach to third parties in connection with a pre-signing market check to gauge interest in a potential strategic transaction with Shyft. Deutsche Bank initially approached six (6) third parties on a no-names basis to gauge interest in a potential strategic transaction. As part of the outreach, Deutsche Bank distributed form confidentiality agreements containing customary confidentiality, standstill and non-use provisions to such third parties.
Later in the day on November 1, 2024, representatives of Company B responded to Deutsche Bank’s initial outreach and representatives of Deutsche Bank had a phone call with representatives of Company B to discuss Company B’s potential interest in pursuing a potential business combination or other strategic transaction in the U.S. specialty vehicles industry.
On November 1, 2024, members of Aebi Schmidt’s management team provided Aebi Schmidt’s Board the first weekly written due diligence status update for its review of Shyft.
On November 3, 2024, representatives of Deutsche Bank held an initial video conference with representatives of Company C to discuss Company C’s potential interest in pursuing a potential business combination or other strategic transaction in the U.S. specialty vehicles industry.

On November 3, 2024, Aebi Schmidt engaged Baer & Karrer (“B&K”) as its Swiss legal counsel in connection with its potential strategic transaction with Shyft.
On November 4, 2024, representatives of Deutsche Bank held an initial video call with representatives of Company D and, later that same day, held another initial video call with representatives of Company A, in each case to discuss such parties’ potential interest in pursuing a potential business combination or other strategic transaction in the U.S. specialty vehicles industry. Following the videoconference, representatives of Company D informed representatives of Deutsche Bank that Company D was not interested in pursuing a strategic transaction at that time due to the relative size and valuation of Shyft and Company D’s likely inability to meet the targeted timing of the transaction.
On November 5, 2024, representatives of Deutsche Bank held another call with representatives of Company A to further discuss whether Company A had potential interest in a strategic transaction. During the videoconference, representatives of Company A informed representatives of Deutsche Bank that Company A would not pursue a potential strategic transaction at that time due to Company A’s focus on other internal initiatives and its existing acquisition strategy to pursue strategic opportunities with higher profitability. Later that same day, certain representatives of Company E executed a negotiated confidentiality agreement with Shyft. The confidentiality agreement with Company E included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. By its terms, the standstill expired upon the announcement of Shyft’s entry into the Merger Agreement.
On November 5, 2024, Shyft retained PwC US Business Advisory LLP, a Delaware limited liability partnership (“PwC Business Advisory”), as consultants to conduct commercial diligence in connection with the proposed strategic transaction with Aebi Schmidt.
On November 7, 2024, representatives of Company F and Company B each executed their respective negotiated confidentiality agreements with Shyft. Each of the confidentiality agreement with Company F and Company B included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. By its terms, each standstill expired upon the announcement of Shyft’s entry into the Merger Agreement.
On November 8, 2024, representatives of Shyft, Deutsche Bank and Company B held a video conference during which representatives of Shyft presented information on its business and answered questions from representatives of Company B. During the meeting, representatives of Deutsche Bank also provided a presentation to, and responded to questions from, representatives of Company B regarding Shyft’s businesses. No proposal was made by Company B during the meeting regarding a strategic transaction with Shyft.
On November 8, 2024, members of Aebi Schmidt’s management team provided Aebi Schmidt’s Board its weekly written due diligence status update for its review of Shyft.
On November 10, 2024, representatives of Company C executed a negotiated confidentiality agreement with Shyft. The confidentiality agreement with Company C included customary non-disclosure and non-use provisions and a customary standstill provision that would terminate if, among other things, Shyft entered into an agreement providing for the acquisition of Shyft by a third party. By its terms, the standstill expired upon the announcement of Shyft’s entry into the Merger Agreement.
On November 11, 2024, a representative of Company B informed a representative of Deutsche Bank that Company B would not pursue a potential strategic transaction with Shyft at that time due to Shyft’s lower margin profile, limitations on Shyft’s ability to leverage existing customer relationships, and concerns regarding the viability of certain existing projects and strategic undertakings by Shyft. No proposal was made by Company B during the meeting regarding a strategic transaction with Shyft.
On November 12, 2024, representatives of Shyft, Deutsche Bank and Company E held a video conference during which representatives of Shyft presented information on its business and answered questions from representatives of Company E. No proposal was made by Company E during the meeting regarding a strategic transaction with Shyft.

On November 13, 2024, representatives of Shyft, Deutsche Bank and Company F held a video conference during which representatives of Shyft presented information on its business and answered questions from representatives of Company F. No proposal was made by Company F during the meeting regarding a strategic transaction with Shyft.
On November 14, 2024, representatives of Deutsche Bank had a call with representatives of Company E to provide certain additional information requested during the parties’ November 12, 2024 meeting. No proposal was made by Company E during the call regarding a strategic transaction with Shyft.
Later on November 14, 2024, representatives of Shyft and Deutsche Bank held an in-person meeting with representatives of Company C in Plymouth, Michigan and representatives of JP Morgan Chase & Co. (“JP Morgan”), Company C’s financial advisor, during which representatives of Shyft and Deutsche Bank presented information to, and responded to questions from, representatives of Company C. On that same day, representatives of Company E informed representatives of Deutsche Bank that Company E would not pursue a potential strategic transaction with Shyft at that time due to Company E’s general lack of interest in Shyft’s businesses (other than the fleet vehicle services business), Company E’s unwillingness to adopt on-sale risks to acquiring Shyft’s other businesses, and concerns regarding the viability of certain existing projects and strategic undertakings by Shyft. Company E did not make any proposal to acquire any of Shyft’s businesses, including Shyft’s fleet vehicle services business.
On November 15, 2024, representatives of Davis Polk sent to W&G an initial draft of the Merger Agreement, which proposed, among other things, a Combined Company Board comprised of nine directors, with five such directors to be designated by Shyft and four directors to be designated by Peter Spuhler or his affiliates. Later that same day, representatives of Davis Polk sent to W&G an initial draft of the form of relationship agreement to be attached as Exhibit B to the Merger Agreement, which proposed, among other things, a two year standstill binding on certain significant shareholders of Aebi Schmidt and certain step-down thresholds on the board nomination rights of the Combined Company for Peter Spuhler and his affiliates when such persons no longer held 35%, 25%, and 15%, respectively, of the outstanding shares of Aebi Schmidt Common Stock.
Between November 11, 2024 and November 19, 2024, representatives of Shyft and Aebi Schmidt, together with their respective advisors, held a series of due diligence conference calls during which representatives of Aebi Schmidt and its outside advisors answered questions from Shyft and its advisors regarding finance, quality assurance, accounting, tax, legal, operational, litigation, intellectual property, labor and employment, and regulatory matters.
From November 15, 2024, through November 17, 2024, Aebi Schmidt and Shyft conducted in-person meetings in Chicago, Illinois to facilitate the parties’ due diligence investigations of their counterparties, including with respect to certain legal, commercial, operational and tax matters. The parties also discussed the scope of due diligence to be conducted and the potential timing for the signing and announcement of a transaction should the parties reach agreement on terms. Representatives of Aebi Schmidt, Shyft, Deutsche Bank, Alantra, Davis Polk, W&G and UBS Switzerland AG (as potential financing source) attended such meetings in person or virtually.
On November 17, 2024, Mr. Fruithof met individually with Mr. Sharman to discuss the cultural compatibility of the two companies and the board composition and other corporate governance matters with respect to a combined entity following a potential strategic transaction between Shyft and Aebi Schmidt.
On November 17, 2024, members of Aebi Schmidt’s management team provided Aebi Schmidt’s Board its weekly written due diligence status update for its review of Shyft.
On November 19, 2024, representatives of Deutsche Bank had a telephone conversation with representatives of JP Morgan to provide certain additional information requested during the parties’ November 14, 2024 meeting. That same day, Deutsche Bank had a follow-up video conference with certain representatives of Company F, during which representatives of Company F informed representatives of Deutsche Bank that Company F would not pursue a potential strategic transaction with Shyft at that time due to concerns regarding Shyft’s recent and near-term performance challenges, Shyft’s lower margin profile and the viability of certain existing projects and strategic undertakings by Shyft.
On November 19, 2024, Shyft’s Board held a meeting in Novi, Michigan during which representatives of Deutsche Bank and members of Shyft management provided Shyft’s Board with updated information regarding the proposed strategic transaction with Aebi Schmidt and the market check process. During this meeting, representatives of Deutsche Bank informed Shyft’s Board that Shyft and Aebi Schmidt continued to conduct diligence on potential synergies in connection with a proposed strategic transaction, that the parties continued to engage in discussions and that the potential transaction was on track to be announced on or prior to December 16, 2024. Representatives of Deutsche Bank further noted that proposals from participants in the market check were due on or prior to November 28, 2024, but that five of the six participants in the market check had informed representatives of Deutsche Bank that they would not pursue a strategic transaction with Shyft, including Company D, Company F, Company B, Company A and Company E. Representatives of Deutsche Bank further noted that Company C remained active in the market check process and continued to conduct diligence on Shyft, and that Deutsche Bank continued to provide Company C with diligence materials, to determine whether Company C could propose a transaction at a valuation that would be acceptable to Shyft. Representatives of Deutsche Bank also provided an update on other workstreams with respect to a potential strategic transaction with Aebi Schmidt, including with respect to discussions on corporate governance matters, the Debt Financing, tax matters and compensation and benefits topics. Following this discussion, Shyft’s Board directed Shyft management to continue discussions with representatives of Aebi Schmidt to resolve outstanding issues with respect to a potential strategic transaction between Shyft and Aebi Schmidt.
On November 23, 2024, representatives of W&G sent a revised draft of the Merger Agreement to Davis Polk, which draft agreement proposed, among other things, (i) an antitrust covenant that expressly excluded any obligation of Aebi Schmidt, Merger Sub or their respective subsidiaries to agree to any divestitures, hold separate arrangements or similar actions by it or Shyft to obtain required antitrust approvals and clearances (such obligation, a “Burdensome Condition”), (ii) an outside date of nine months following the date of the Merger Agreement with one automatic three month extension, (iii) a termination fee payable by Shyft equal to 3.5% of Shyft’s equity value, (iv) no termination fee payable by Aebi Schmidt, (v) an obligation for Shyft to supply certain manufacturing parts to Aebi Schmidt between signing and closing, and (vi) certain additional closing conditions, including conditions relating to the consummation of the Debt Financing, receipt of certain Aebi Schmidt shareholder approvals, and the receipt of certain tax rulings in Switzerland. The revised draft of the Merger Agreement also provided that Shyft would have reduced flexibility to respond to alternative transaction proposals or intervening events.
On November 26, 2024, representatives of Davis Polk and W&G spoke by phone to discuss the open issues in the draft Merger Agreement.
On November 27, 2024, Aebi Schmidt’s Board held a meeting to consider entering into final negotiations with Shyft. Aebi Schmidt’s management team presented to Aebi Schmidt’s Board, and the board members considered, the strategic rationale for the transaction, including potential synergies, opportunities to streamline the various business lines, geographical landscape and growth opportunities. In addition, the management team presented a combined financial analysis based on the companies’ business plans, valuation, potential value creation for shareholders of both companies, and options for organizational structures and their guiding principles. The management team also presented an update of the material due diligence findings and proposal for a syndicated credit facility for the combined company. Finally, the board members reviewed proposed plans for communication, transaction timeline and post-closing integration of the businesses. Aebi Schmidt’s Board approved further negotiations.
On November 28, 2024, the date by which Shyft and Deutsche Bank had requested submission of initial non-binding indications of interest from third parties as part of the pre-signing market check process, Deutsche Bank had received no proposals or further correspondence with respect to a potential business combination or other strategic transaction with Shyft.
On November 30, 2024, representatives of Davis Polk sent to W&G a revised draft of the Merger Agreement, which proposed, among other things, (i) a hell-or-high-water regulatory efforts covenant with a threshold on the Burdensome Condition obligation of the parties marked as subject to discussion, (ii) an outside date of nine months following the date of the Merger Agreement with two automatic three month extensions, (iii) a termination fee payable by Shyft equal to 2% of Shyft’s equity value, (iv) no termination fee payable by Aebi Schmidt, (v) removal of the obligation for Shyft to supply certain manufacturing parts to Aebi Schmidt between signing and closing, and (vi) removal of certain closing conditions, including a condition relating to the consummation of the Debt Financing in favor of Aebi Schmidt, receipt of certain Aebi Schmidt shareholder approvals, and the receipt of certain tax rulings in Switzerland. The revised draft of the Merger Agreement also reinserted Shyft’s flexibility to respond to alternative transaction proposals or intervening events.
On December 3, 2024, representatives of Davis Polk sent to W&G an initial draft form of support agreement, which provided that all of the equityholders of Aebi Schmidt would be required, among other things, to vote their shares of Aebi Schmidt Common Stock in favor of the adoption of the Merger Agreement and the amendment of the articles of association of Aebi Schmidt as contemplated by the Merger Agreement.

On December 4, 2024, representatives of Davis Polk sent to W&G an initial draft of the Shyft Disclosure Schedules.
On December 5, 2024, representatives of Shyft, Davis Polk, Deutsche Bank, Aebi Schmidt, W&G and Alantra attended an all-hands discussion by phone to discuss the open issues in the draft Merger Agreement. In connection with the discussions, the parties agreed, among other things, (i) on the quantum on the Burdensome Condition obligation of the parties, (ii) that shareholders representing 98% of the issued and outstanding shares of Aebi Schmidt would be required to execute the support agreement, including PCS, Mr. Spuhler, Mr. Fruithof and Gebuka, (iii) to remove the supply obligations binding on Shyft between signing and closing, (iv) that the parties would obtain certain Aebi Schmidt shareholder approvals and certain tax rulings in Switzerland as conditions to closing, and (v) on a termination fee payable by Shyft equal to 3.0% of Shyft’s equity value.
On December 7, 2024, representatives of W&G sent to Davis Polk an initial draft of the Aebi Schmidt Disclosure Schedules.
On December 9, 2024, representatives of W&G sent a revised draft of the Merger Agreement to Davis Polk, which draft agreement proposed, among other things, no condition relating to the Debt Financing and a limited set of representations with respect to the Debt Financing. The revised draft of the Merger Agreement also did not reflect certain agreed positions with respect to the quantum of the Burdensome Condition.
Also on December 9, 2024, Aebi Schmidt’s Board held an extraordinary meeting by videoconference, where all Aebi Schmidt’s Board members were present. In addition to the board members, representatives from Aebi Schmidt’s management team, including Messrs. Fruithof and Schenkirsch, and representatives from Alantra and B&K, participated. Among other things, the participants discussed key terms of the Merger Agreement and the Relationship Agreements, compensation of Shyft management, governance and organizational structure of the Combined Company, status of the negotiations and terms of the refinancing and communication plan. Aebi Schmidt Board’s authorized Aebi Schmidt’s management team to finalize negotiations on the Merger Agreement and related documents including the terms of the financing commitment letter and related documents.
On the morning of December 10, 2024, representatives of Davis Polk sent to W&G a revised draft of the Shyft Disclosure Schedules with additional disclosures.
During the course of December 10, 2024 and December 11, 2024, Mr. Paul Mascarenas, a member of Shyft’s Board, and Mr. Fruithof held several calls regarding the composition of the Combined Company Board.
On December 10, 2024, Shyft’s Board held a meeting in Novi, Michigan to discuss the potential transaction with Aebi Schmidt. Certain members of Shyft senior management and representatives of Davis Polk, Deutsche Bank, EY and PwC Business Advisory attended the meeting. Members of Shyft management, with assistance from representatives of Deutsche Bank, Davis Polk, EY and PwC Business Advisory, presented certain diligence findings with respect to the Aebi Schmidt business, including with respect to commercial, financial, accounting, tax, and legal diligence matters. Representatives of Davis Polk then presented to Shyft’s Board matters regarding the material terms of the Merger Agreement, including with respect to transaction structure, transaction consideration, treatment of Shyft equity awards, deal protections, regulatory and other requisite approvals, ancillary agreements, tax matters and employee matters. Representatives of Davis Polk reviewed with Shyft’s Board its fiduciary duties under Michigan law, including its fiduciary duties when evaluating the proposed strategic transaction with Aebi Schmidt, and also discussed an expected timeline to closing of such transaction. Following this discussion, Shyft’s Board directed Shyft management and Deutsche Bank to contact representatives of Company C to determine whether Company C would provide a proposal with respect to a potential strategic transaction.
Later on December 10, 2024, representatives of Deutsche Bank were contacted by representatives of JPMorgan by phone. During such phone call, representatives of JPMorgan communicated to representatives of Deutsche Bank that, although Company C had expressed reservations to JPMorgan regarding the relatively low synergy potential between Company C and Shyft, as quantified by JPMorgan’s related analyses, Company C was continuing to evaluate a potential strategic transaction with Shyft and that JPMorgan expected Company C to provide a non-binding proposal. However, having exceeded the indicated deadline of November 28, 2024, JPMorgan did not provide a precise estimate on the timing of such non-binding proposal, and Deutsche Bank ultimately did not receive a proposal.
On the morning of December 11, 2024, representatives of Davis Polk sent to W&G a revised draft of the Shyft Disclosure Schedules with additional disclosures. Later that day on December 11, 2024, Advestra AG (“Advestra”),

Aebi Schmidt’s outside financing legal counsel, sent to Davis Polk a copy of certain draft commitment papers relating to the Debt Financing, which contained certain conditions to the obligations of the lenders to fund the Debt Financing at the closing of the transactions contemplated by the Merger Agreement.
On December 11, 2024, Shyft’s Board held a meeting in Novi, Michigan to discuss certain matters relating to a potential strategic transaction with Aebi Schmidt, including conditionality issues relating to the draft commitment papers circulated by Advestra earlier that day, certain compensation topics, governance matters, communications and investor relations strategy and cultural considerations. Certain members of Shyft senior management and representatives of Davis Polk, Deutsche Bank and FGS, Shyft’s outside public relations advisor, attended the meeting. Following this discussion, Shyft’s Board directed Shyft management to contact representatives of Aebi Schmidt with certain changes that Shyft would require to be made to the draft commitment papers relating to the Debt Financing circulated earlier that day by Advestra.
Later on December 11, 2024, representatives of W&G sent to Davis Polk a copy of certain draft commitment papers relating to the Debt Financing, which contained certain conditions to the obligations of the lenders to fund the Debt Financing at the closing of the transactions contemplated by the Merger Agreement.
On December 12, 2024, representatives of B&K sent to representatives of Davis Polk and Lenz & Staehelin, which Shyft engaged as outside legal counsel on October 14, 2024, a revised draft form of relationship agreement, providing for, among other things, an additional right to designate one representative to the Combined Company Board for Peter Spuhler and his affiliates when such persons held at least 12.5% of the outstanding shares of Aebi Schmidt Common Stock.
Later on December 12, 2024, Shyft’s Board held a meeting in Novi, Michigan to review and consider the approval of Shyft’s budget for fiscal year 2025. Certain members of the Shyft senior management team attended the meeting. Members of Shyft’s Board discussed various matters with respect to the budget and, following such discussions, Shyft’s Board resolved to approve the budget and directed members of Shyft senior management to share the budget with Aebi Schmidt for purposes of Aebi Schmidt’s diligence of the potential strategic transaction.
On December 13, 2024, Aebi Schmidt’s Board held an extraordinary meeting by videoconference, where all board members were present, to review and consider approving the definitive Merger Agreement and related documents. In addition to the board members, representatives from Aebi Schmidt’s management team and from B&K and Advestra participated. In this meeting the board discussed key legal aspects of the Merger Agreement, including governance of the Combined Company, lockup periods, organizational structure, new financing of the Combined Company and the communication plan. After discussion and consideration, Aebi Schmidt’s Board unanimously approved the terms and execution of the Merger Agreement, and authorized granting powers of attorney to Peter Spuhler, Barend Fruithof and Thomas Schenkirsch to execute the Merger Agreement and other transaction documents. Aebi Schmidt’s Board also unanimously approved Aebi Schmidt entering into a Commitment Letter for a new, $550 million syndicated credit facility, including executing the related Mandate Letters with UBS and ZKB, Agency Fee Letter with UBS and Arrangement and Underwriting Fee Letter with UBS.
Also on December 13, 2024, Shyft’s Board held a meeting in Novi, Michigan to discuss updates with respect to the potential strategic transaction with Aebi Schmidt. Certain members of Shyft senior management and representatives of Davis Polk and Deutsche Bank attended the meeting. Members of Shyft’s management and representatives of Davis Polk and Deutsche Bank delivered an update to Shyft’s Board regarding discussions with Aebi Schmidt regarding the Debt Financing, commitment papers relating to the Debt Financing, and certain proposed terms in the Merger Agreement relating to alternative financing in the event the parties cannot obtain the Debt Financing prior to closing. Following this discussion, Shyft’s Board directed Shyft management and Davis Polk to contact representatives of W&G to deliver Shyft’s feedback on certain Debt Financing provisions in the Merger Agreement.
On December 13, 2024, representatives of Davis Polk sent to W&G a revised draft of the Merger Agreement, which proposed, among other things, (i) a condition relating to the consummation of the Debt Financing in favor of Shyft, (ii) the Burdensome Condition threshold agreed by the parties, and (iii) certain provisions that would enable Shyft to control the acquisition financing process if Aebi Schmidt has not obtained the Debt Financing by a certain date.
Following further correspondence between representatives of Davis Polk and W&G, as well as between Deutsche Bank and Alantra, regarding the Debt Financing and a termination fee payable by Aebi Schmidt, on

December 14, 2024, W&G sent a revised draft of the Merger Agreement to Davis Polk, which draft agreement, among other things (i) included a termination fee payable by Aebi Schmidt equal to 5.25% of Shyft’s equity value in certain circumstances if the Debt Financing was not obtained, and (ii) provided for an extension of the End Date by three months if the required regulatory approvals and clearances had not been obtained within nine months of the date of the Merger Agreement.
On December 14, 2024, Shyft’s Board held a meeting in Novi, Michigan to discuss developments with respect to the potential strategic transaction with Aebi Schmidt. Certain members of Shyft senior management and representatives of Davis Polk and Deutsche Bank attended the meeting. Members of Shyft senior management and representatives of Davis Polk and Deutsche Bank delivered an update to Shyft’s Board regarding the Debt Financing, including certain concerns with the conditionality of the Debt Financing and procedures to obtain alternative financing in the event the parties cannot obtain the Debt Financing prior to closing of the transaction. Representatives of Deutsche Bank and Davis Polk also discussed certain leverage covenants contained in the Debt Financing, certain metric-setting considerations with respect to Shyft’s 2025 bonus plan, and other workstream and timing considerations with respect to entry into the Merger Agreement. Representatives of Davis Polk then reviewed with Shyft’s Board the principal terms of the December 14, 2024 draft Merger Agreement and discussed the principal open negotiation points. An extensive discussion thereafter ensued, including how best to resolve the Shyft Board’s concerns with respect to the draft Merger Agreement circulated by W&G.
Throughout the course of the day on December 15, 2024, representatives of Davis Polk and W&G further exchanged drafts of the Merger Agreement, the Shyft Disclosure Schedules and the Aebi Schmidt Disclosure Schedules and met via telephone and videoconference to negotiate the then-remaining open terms of the Merger Agreement. As part of such exchanges, the parties agreed on a revised proposal from Davis Polk to, among other things, (i) expand the circumstances under which a termination fee would become payable by Aebi Schmidt in connection with a failure to consummate the Debt Financing, and (ii) expand the rights of Shyft to control the process of securing an alternative financing in connection with a failure to secure the Debt Financing by a certain date.
Later on December 15, 2024, Shyft’s Board held a meeting at which members of Shyft’s management, and representatives of Davis Polk and Deutsche Bank were present. Representatives of Davis Polk (i) again reviewed with Shyft’s Board its fiduciary duties, including its fiduciary duties when evaluating the Transactions, (ii) presented a summary of the Merger Agreement, and (iii) discussed the resolution of the material open points from the draft previously reviewed with Shyft’s Board at the December 14, 2024 meeting. Shyft’s Board also discussed, among other matters, financing negotiations between Aebi Schmidt and UBS and procedures to obtain alternative financing in the event the parties cannot obtain the Debt Financing. Representatives of Deutsche Bank then provided an update on Company C’s limited engagement with respect to a potential strategic transaction with Shyft, noting that Deutsche Bank had not received any correspondence or indication of developments from Company C or JPMorgan since December 11, 2024, the failure of Company C to deliver a non-binding proposal with respect to a strategic transaction with Shyft, and the likelihood that Company C could deliver such a non-binding proposal with a valuation proposal as attractive as the terms on which Aebi Schmidt would consummate a strategic transaction. Representatives of Deutsche Bank then reviewed its financial analysis of the Exchange Ratio and potential synergies that may be realized as a result of the Transactions. At the request of Shyft’s Board, representatives of Deutsche Bank rendered to Shyft’s Board an oral opinion, confirmed by delivery of a written opinion dated December 15, 2024, to Shyft’s Board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken as described in such written opinion, the Exchange Ratio was fair, from a financial point of view, to the Shyft shareholders. After further discussion, Shyft’s Board present at the meeting unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Shyft and its shareholders, (b) duly approved, adopted and declared advisable the Merger Agreement and the Transactions, (c) directed that the approval and adoption of the Merger Agreement be submitted to Shyft’s shareholders, and (d) recommended the adoption of the Merger Agreement and approval of the Transactions by Shyft’s shareholders.
On the morning of December 16, 2024, representatives of Davis Polk and W&G finalized the Merger Agreement, the Shyft Disclosure Schedules and the Aebi Schmidt Disclosure Schedules. Later that morning, the Merger Agreement and the Support Agreement were executed by the parties thereto. That same morning before the stock market opened, Shyft and Aebi Schmidt each released a press release and held a joint investor presentation regarding the parties’ entry into the Merger Agreement and the Transactions.

Recommendation of the Shyft Board; Reasons for the Merger
Recommendation of the Shyft Board
On December 15, 2024, after carefully considering the various factors described below, the members of Shyft’s Board present at such meeting unanimously adopted resolutions (i) determining that the Merger Agreement and the Transactions, including the Merger, are fair and in the best interests of Shyft and its shareholders; (ii) approving, adopting and declaring advisable the Merger Agreement and the Transactions; (iii) directing that the Merger Agreement be submitted to a vote at a meeting of Shyft’s shareholders; and (iv) recommending approval of the Merger Agreement and Transactions, including the Merger, by Shyft’s shareholders. All directors were present at such board meeting other than Mark Rourke. Shyft’s Board recommends, on behalf of Shyft, that you vote: (i) “FOR” the Merger Proposal; (ii) “FOR” the Advisory Compensation Proposal; and (iii) “FOR” the Adjournment Proposal.
Reasons for the Merger
In recommending that the shareholders vote in favor of the adoption of the Merger Agreement and the Transactions, Shyft’s Board consulted with Shyft’s management and legal and financial advisors and considered a variety of factors, including the following (which are not necessarily in order of their relative importance), all of which it viewed as generally supporting the Shyft Board’s determinations and recommendation:
•
Potential Strategic Alternatives: The Shyft Board’s strategic review of Shyft’s potential strategic alternatives, with the assistance of Shyft’s management and legal counsel and Deutsche Bank, and determination that the Merger Consideration is more favorable to Shyft’s shareholders than the potential value that would reasonably be expected to result from (i) the continuation of Shyft in the short- and long-term as an independent enterprise, as assessed based on its historical results of operations, financial prospects, recent strategic transactions, (ii) a potential sale of Shyft to either a strategic or private equity buyer, (iii) the divestiture of certain business units alone or in combination with a strategic acquisition, and (iv) other strategic and financial alternatives reasonably available, including potential geographic expansion opportunities, such as entry into new business lines and territories, in each case, taking into account execution risks, including as a result of Shyft having no prior experience effecting acquisitions of non-U.S. entities, as well as business, competitive, financial, industry, legal, market and regulatory considerations;

•
Growth Opportunity Positioning: The Shyft Board’s determination that the business combination between Shyft and Aebi Schmidt would create a larger, stronger Combined Company positioned to drive outsized growth opportunities with:

i.	a focus on attractive North American market opportunities and a strong presence in the European market;
ii.
an estimated $25 million - $30 million of annual run-rate synergies, which are expected to be captured by the end of the second (2nd) year following the closing of the Merger, as a result of cost optimization, operational efficiencies, cross-selling and geographic expansion;

iii.	the relative size and scale of the Combined Company and other companies within the specialty vehicles industry; and
iv.	a stronger financial profile and cash flow generation to support the Combined Company’s ability to outperform competitors in the markets in which it operates and to deliver profitable growth;
•
Attractive Valuation: The Shyft Board’s belief that the Merger Consideration provides Shyft shareholders with attractive value for their shares of Shyft Common Stock based on, among other things, (i) the current and historical market prices for Shyft Common Stock, (ii) industry conditions, and (iii) Shyft’s prospects, short- and long-term operating plans, and financial condition;

•
Best Value Reasonably Available: The Shyft Board’s belief that the Merger Consideration represents the best value reasonably available to Shyft shareholders and the highest price that Aebi Schmidt was willing to pay based on extensive negotiation between the parties, and the fact that the Merger Agreement does not prevent Shyft’s Board from, in certain circumstances, considering and responding to an unsolicited Shyft Acquisition Proposal made after the announcement of the entry of the Merger Agreement and before receipt of approval of the Merger Proposal;

•
Increased Revenue in the Short- and Long-Term: The Shyft Board’s determination, taking into account certain analysis conducted by Deutsche Bank, that the Combined Company will have a significantly strengthened financial profile highlighted by a projected pro forma revenue for fiscal year 2025 of approximately $2.2 billion, including synergies, with an adjusted EBITDA margin of approximately 10%, which greatly exceeds Shyft’s projected revenue for fiscal year 2025 by approximately 125%, with such revenue projected to increase to approximately $3 billion longer term with mid-teens adjusted EBITDA margin;

•
Prospective Leadership: The Shyft Board’s belief that the Combined Company would continue to be led by a strong, experienced management team, including the existing officers of Shyft as of immediately prior to the Closing, and by a strong, experienced board of directors comprised of existing directors of Shyft and Aebi Schmidt with in-depth familiarity with each of the companies;

•
Senior Management Support: The recommendation of Shyft’s senior management in favor of the Merger, and their conclusion that there was a compelling rationale for a combination with Aebi Schmidt given the strategic, operational and financial benefits from the Merger, including greater scale and reach across specialty vehicles offerings that would produce a unique operating model, a diversified end market mix which would enhance the customer base, and that the Combined Company would have a strong revenue growth trajectory, rapid deleveraging capability through superior cash flow conversion, and a healthy capital allocation balance;

•
Acceleration of Value Creation Strategies: The Shyft Board’s belief that the Merger will accelerate Shyft’s existing strategy to create value for its shareholders by (i) advancing the Combined Company’s position in high-growth specialty vehicles, assembly and upfit end-markets, while diversifying business towards other attractive markets, (ii) combining Shyft’s and Aebi Schmidt’s highly complementary product portfolios of leading brands and creating opportunities to cross-sell innovative solutions to customers, (iii) leveraging the expertise, teams and footprint of both Shyft and Aebi Schmidt to improve operational efficiency and drive profitability of the Combined Company, and (iv) creating a stronger financial profile and increased cash generation, driving flexibility for the Combined Company to invest in future growth, including bolt-on acquisitions;

•
Highest Offer: The Shyft Board’s belief that (i) as a result of an active negotiation process, Shyft had obtained Aebi Schmidt’s “best and final” offer, and (ii) there was substantial risk of losing Aebi Schmidt’s final offer of 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock per share of Shyft Common Stock if Shyft continued to pursue a higher price. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Background of the Merger;”

•
Lack of Alternative Acquirers: The Shyft Board’s determination that, after being afforded a reasonable period of time to evaluate a potential transaction with Shyft following an extensive pre-signing market check conducted by Shyft’s advisors, no third parties submitted, nor were likely to submit, a proposal or sincere indication of interest relating to a potential strategic transaction with Shyft prior to the execution of the Merger Agreement, and the Shyft Board’s further belief that no alternative party was likely to enter into a potential strategic transaction at a comparable valuation and with the same likelihood of consummation as the transaction proposed by Aebi Schmidt. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Background of the Merger;”

•
Opinion of Shyft’s Financial Advisor: The financial presentation of Deutsche Bank and its oral opinion rendered to Shyft’s Board on December 15, 2024, which was subsequently confirmed in its written opinion, dated December 15, 2024, that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications and conditions described therein, the Exchange Ratio set forth in the Merger Agreement was fair, from a financial point of view to the holders of outstanding shares of Shyft Common Stock, which Deutsche Bank assumed, with the knowledge and permission of Shyft’s Board, will result in the holders of Shyft Common Stock as of immediately prior to the Effective Time collectively owning approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time collectively owning approximately 52% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, as more fully described in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Shyft’s Financial Advisor” and the full text of the written opinion of Deutsche Bank, which is attached as Annex B to this proxy statement/prospectus;
•	Governance Terms: The Shyft Board’s review of the governance terms in the Merger Agreement, the Amended Articles, and the Relationship Agreements, which provide, among other things, that:
i.
as of immediately following the Effective Time, the Combined Company Board will be composed of eleven members, five of whom were Shyft’s directors as of immediately prior to the closing of the Merger and the current chairman of Shyft’s Board would be the chairman of the Combined Company Board;

ii.
as of immediately following the Effective Time, at least a majority of the Combined Company Board will be comprised of directors that qualify as “independent” pursuant to the listing and corporate governance rules and regulations of Nasdaq;

iii.
the Governance and Sustainability Committee would have the authority to review and recommend the board composition and officer slate for the Combined Company and each subsidiary of the Combined Company; and

iv.
any change to the foregoing provisions (i) or (ii) would require a majority of the votes of the shares of Aebi Schmidt Common Stock represented at a meeting of the shareholders of the Combined Company;

•	Likelihood of Closing: The likelihood that the Closing of the Merger would be achieved in accordance with the terms of the Merger Agreement based on:
i.	the financial strength of Aebi Schmidt and its obligation, pursuant to the Merger Agreement, to use its reasonable best efforts to consummate the Debt Financing or Alternative Financing;
ii.	the business reputation and capabilities of Aebi Schmidt;
iii.
the Support Agreement entered into by the PCS Parties, Barend Fruithof and Gebuka, pursuant to which such persons would, subject to certain exceptions, vote all of the issued and outstanding shares of Aebi Schmidt Common Stock beneficially owned by such persons, representing approximately 98% of the issued and outstanding shares of Aebi Schmidt Common Stock, in favor of any transaction or other matter contemplated by the Merger Agreement or the ancillary agreements at any meeting of the shareholders of Aebi Schmidt at which such transaction is proposed to be voted on;

iv.
the commitment made by Aebi Schmidt to Shyft to use reasonable best efforts to obtain required regulatory approvals and clearances required under applicable antitrust laws to consummate the Merger. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Efforts to Obtain Regulatory Approval,” coupled with the view of Shyft’s Board, after discussions with Shyft’s legal advisors, that the Merger is likely to be completed in a timely manner without the imposition by any relevant antitrust authority of any condition or requirement that would be sufficiently material to preclude the Merger; and

v.
the likelihood of satisfying the conditions to the consummation of the Merger, which Shyft’s Board believed were reasonable, customary and limited in number and scope. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger”;

•
Due Diligence: The Shyft Board’s receipt of the results of Shyft’s and its advisors’ due diligence review of Aebi Schmidt’s financial, tax, accounting, operational, regulatory, legal, human resources, information technology, and business affairs and the feasibility of combining the two businesses;

•
Ability to Participate in Upside: The Shyft Board’s consideration that Shyft shareholders would have an ability to participate in the future performance of the Combined Company, including in the cost and revenue synergies realized as a result of the Merger, because holders of outstanding shares of Shyft Common Stock as of immediately prior to the closing of the Merger would hold approximately 48% of the outstanding shares of Aebi Schmidt Common Stock immediately after the Effective Time;

•
Liquidity of the Merger Consideration: The fact that the shares of Aebi Schmidt Common Stock that Shyft shareholders would receive pursuant to the Merger Agreement would be registered and freely tradable following the closing of the Merger;

•
Restrictions on Insider Owners: The fact that each of the Specified Stockholders and their affiliates would be subject to a customary two-year standstill, a lock-up of three years, in the case of the PCS Parties and Gebuka, and a lock-up of the later of one year or the date when Barend Fruithof ceases to be the CEO and vice-chair of Aebi Schmidt’s Board, in the case of Barend Fruithof, and certain sell-down restrictions (regarding volume, timing and manner of sale related) with respect to their shares of Aebi Schmidt Common Stock, as specified in their respective Relationship Agreements;

•	No Changes to Dividend Policy: The fact that Shyft will continue to have the right, under the Merger Agreement, to continue to pay its regular quarterly dividends through the closing of the Merger;
•
Classes of Equity: The fact that the Combined Company would have only one class of common stock following the closing of the Merger and that the exchange ratio for the exchange of Shyft shares into shares of the Combined Company is fixed and would not be adjusted;

•
Tax Treatment: The fact that for United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and an exception to Section 367(a) of the Code is expected to apply (assuming applicable holders enter into certain agreements with the IRS);

•	Additional Transaction Terms: The additional terms of the Merger Agreement and the related agreements, including:
i.
Shyft’s right, subject to certain conditions and limitations set forth in the Merger Agreement, prior to the receipt of the approval of the Merger Proposal, to respond to and negotiate unsolicited Shyft Acquisition Proposals made after the date of the Merger Agreement and before receipt of the approval of the Merger Proposal. For more information, please see the sections of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation by Shyft” and “The Merger Agreement—Changes in Shyft Recommendation;”

ii.
the Shyft Board’s ability to make a Shyft Adverse Recommendation Change and to terminate the Merger Agreement in order to enter into an agreement implementing a Shyft Superior Proposal or in response to an Shyft Intervening Event, in each case, subject to certain conditions and limitations set forth in the Merger Agreement, including payment to Aebi Schmidt of the termination fee set forth in the Merger Agreement. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees”;

iii.
the fact that Shyft’s Board believed that the cash termination fee of $13,664,855, which is approximately 3% of the approximately $450 million equity value of Shyft implied by the Merger Consideration, payable to Aebi Schmidt by Shyft in the event of termination of the Merger Agreement under certain circumstances, is reasonable, within or lower than market averages for such fees payable in comparable transactions, not preclusive of, or a substantial impediment to, a third party making a Shyft Acquisition Proposal and is reasonable in light of, among other things, the benefits of the Merger to Shyft. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees”;

iv.
the fact that, in the event the Merger Agreement is terminated prior to the consummation of the Merger in certain circumstances relating to the Debt Financing, Aebi Schmidt will be required to pay Shyft a termination fee of $23,913,497 subject to and in accordance with the terms of the Merger Agreement. For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees”;

v.
the ability of Shyft’s shareholders to vote “FOR” or “AGAINST” the Merger Proposal, with generally no termination fee being payable by Shyft to Aebi Schmidt if the Shyft shareholders do not approve the Merger Proposal and Shyft’s Board has not made a Shyft Adverse Recommendation Change;

vi.	Shyft’s right to specific performance to prevent breaches of the Merger Agreement;
vii.
the initial outside date of September 16, 2025, with an available extension under certain circumstances to December 16, 2025, as set forth in the Merger Agreement, allowing for time that Shyft’s Board believed to be sufficient to consummate the Merger;

viii.
the fact that, taken as a whole, the terms of the Merger Agreement, including the respective representations, warranties, covenants and termination rights and fees of Shyft and Aebi Schmidt, as finally negotiated are reasonable and customary for transactions of this type; and

ix.
the fact that Shyft’s Board and Shyft’s management, in coordination with Shyft’s legal and financial advisors, negotiated with Aebi Schmidt on an arm’s-length basis, including with respect to the Merger Consideration and other terms and conditions of the Merger Agreement.

Shyft’s Board also assessed Shyft’s prospects for substantially increasing shareholder value as a standalone company, given the risks and uncertainties in Shyft’s businesses, including the following (which are not listed in any relative order of importance):
•
the effects of governmental regulation and the risks associated with operating in a heavily regulated industry that is closely scrutinized by federal, state and local authorities, including the more stringent degree of emerging clean energy regulations applicable to Shyft’s products and future product candidates;

•
the significant risks and challenges inherent in Shyft’s standalone plans for developing, commercializing and marketing its products, including the risk of supply chain disruption, changes in the prices of raw materials, product recalls, slower-than-anticipated introduction of new products or implementation of marketing strategies, implementation of new manufacturing processes or implementation of new technologies, and the capital that would be required to achieve Shyft’s plans;

•
current and anticipated future competition for Shyft’s products and its ability to compete successfully in light of the nature of the automobile industry, including new technologies, the presence of many larger, well-financed parties in the industries in which Shyft participates, and Shyft’s need to continue to enhance its products and to develop and commercialize additional products;

•
changing economic, market and business conditions, and other external factors over which Shyft has no control, such as the potential for recession, curtailed or delayed capital spending by Shyft’s target consumers, geopolitical crises and political instability; and

•	general risks and market conditions that could reduce or result in volatility of the market price of Shyft Common Stock.
In deliberations regarding the Merger, Shyft’s Board also weighed the opportunities and advantages described above against a number of uncertainties, risks, and potential negative factors concerning the Merger, including the following (which are not listed in any relative order of importance):
•
the fact that the Exchange Ratio is fixed under the Merger Agreement, meaning that the trading value of the Merger Consideration, consisting of 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock per share of Shyft Common Stock, upon consummation of the Merger might be more or less than the trading value of such consideration on the date of the execution of the Merger Agreement;

•	in light of the foregoing, the possibility that Shyft’s financial performance may exceed Aebi Schmidt’s financial performance following execution of the Merger Agreement;
•
the fact that Shyft would no longer exist as an independent, publicly traded company, and shareholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in the value of Shyft, but rather in the value of the Combined Company, which remains uncertain and subject to circumstances not considered in connection with the projected value analyses conducted;

•
the fact that the potential outside date is as late as December 16, 2025 (if extended) and the shareholders could be asked to vote on the Merger Proposal well in advance of the Closing of the Merger, after which, if the approval of the Merger Proposal is received, Shyft’s Board would no longer have the ability to consider and respond to competing Shyft Acquisition Proposals or terminate the Merger Agreement to accept a Shyft Superior Proposal;

•
the fact that the Merger could be pending for 12 months if the condition to the Merger relating to the receipt of the required regulatory approvals are not satisfied or waived and the resulting potential for diversion of Shyft management focus for such an extended period of time, coupled with the possible adverse effects of the pendency of the Merger on Shyft’s employees, customers, providers, suppliers and regulatory and other business relationships, in particular if the Merger is not completed;

•
the risks and costs to Shyft if the Merger does not close in a timely manner or at all, including (i) the diversion of employee attention, (ii) the possible loss of key management or other personnel of Shyft during the pendency of the Merger, (iii) the impact of the pending Merger on potential and existing customers and other third parties that may seek to change or may not enter into business relationships with Shyft during the pendency of the Merger, and (iv) if the Merger does not close, the effect of the resulting public announcement of the termination of the Merger Agreement on the trading price and volatility of Shyft Common Stock;

•
the restrictions on the conduct of Shyft’s business prior to the consummation of the Merger, as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business,” including the requirement that Shyft use reasonable best efforts to conduct its business in the ordinary course of business and subject to specific limitations, which may delay or prevent Shyft from undertaking business opportunities that may arise before the Closing of the Merger and that, absent the Merger Agreement, Shyft might have pursued;

•
the requirement that Shyft pay Aebi Schmidt the termination fee of $13,664,855 following termination of the Merger Agreement in certain circumstances set forth in the Merger Agreement, including if Shyft terminates the Merger Agreement in order to enter into an agreement to implement a Shyft Superior Proposal or if Aebi Schmidt terminates the Merger Agreement following a Shyft Adverse Recommendation Change, and the effect this could have on Shyft, including the possibility that such termination fee could discourage some potential transaction counterparties from making a transaction proposal, although Shyft’s Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in combining with Shyft; For more information, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement,” “The Merger Agreement—Termination Fees,” and “The Merger Agreement—Changes in Shyft Recommendation;”

•
the possibility that the $23,913,497 termination fee payable by Aebi Schmidt to Shyft in specified circumstances may not fully compensate Shyft for the harm it would suffer if the Merger Agreement is terminated and the Merger does not occur;

•
the fact that the PCS Parties would beneficially own approximately 35% of Aebi Schmidt Common Stock as of immediately following the Effective Time, including the possible effects that any sale of such stake would have on the Combined Company’s stock price;

•
the risk that the IRS may assert that the Combined Company should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code;

•	the historical influence of a controlling shareholder on a company’s culture, governance and operation;
•
the fact that, subject to and in accordance with the terms of the Merger Agreement, Shyft and its representatives are prohibited from soliciting any Shyft Acquisition Proposals until the earlier of the Closing and the termination of the Merger Agreement in accordance with its terms;

•	the risk that the cultures of the two companies may not be as compatible as anticipated;

•
the significant costs involved in connection with entering into the Merger Agreement and consummating the Merger (many of which are payable whether or not the Merger is consummated) and the substantial time commitment and effort by Shyft’s management required to consummate the Merger, which may disrupt Shyft’s business operations and have a negative effect on its financial results;

•	the possibility that, following a potential termination of the Merger Agreement, possible future acquirers may consider Shyft to be an unattractive acquisition candidate;
•
the risk of not capturing all of the anticipated cost synergies and other benefits of the Merger might not be realized, and the significant costs associating with entering into and consummating the Merger Agreement;

•	the fact that there can be no assurance that all conditions to the obligations of Shyft and Aebi Schmidt to consummate the Merger will be satisfied or, if permissible, waived, including:
i.	the fact that there can be no assurances that the approval of the Merger Proposal will be received;
ii.	the fact that the Closing of the Merger requires receipt or waiver of regulatory approvals and clearances, which may not be received at all or in a timely manner;
iii.	the possibility of the occurrence of a material adverse effect, the non-occurrence of which is a condition to Aebi Schmidt’s, Holdco’s and Merger Sub’s obligation to consummate the Merger;
iv.	the risk of potential litigation relating to the Merger that could be instituted against Shyft or its directors and officers; and
v.
other risks and uncertainties of the nature identified in the section of this proxy statement/prospectus entitled “Risk Factors” and in Shyft’s filings with the SEC, including the risks set forth in “Item 1A. Risk Factors” in Shyft’s 2024 Form 10-K, Shyft’s Quarterly Report on Form 10-Q for the quarter ended [__________], 2025, and subsequent filings Shyft has filed or will file with the SEC. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

After considering all of the factors set forth above, Shyft’s Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger Agreement and the Transactions, including the Merger, were outweighed by the positive factors and potential benefits associated with the Merger Agreement and the Transactions that supported its determination and recommendation. Accordingly, Shyft’s Board determined that the Merger Agreement, the Merger and the other Transactions, including the Merger, to be consummated by Shyft are fair to, and in the best interests of, Shyft and its shareholders.
The foregoing discussion of the material factors considered by Shyft’s Board in its consideration of the Merger is not intended to be exhaustive but does set forth the principal factors considered by Shyft’s Board. The members of Shyft’s Board evaluated the various factors listed above in light of their knowledge of the businesses, financial condition and prospects of Shyft and also considered the input of Shyft’s management and advice of Shyft’s legal and financial advisors. In view of the wide variety of factors considered by Shyft’s Board in connection with its evaluation of the Merger Agreement, the Transactions and the complexity of these matters, Shyft’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendation. Rather, in considering the information and reasons described above, individual members of Shyft’s Board each applied their own personal business judgment and may have given differing weights to differing factors. Shyft’s Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determinations. Shyft’s Board present based its unanimous recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Shyft’s management, and its legal and financial advisors. In addition, individual directors may themselves have given different weight to different factors.
When considering the foregoing recommendation of Shyft’s Board that you vote to approve the Merger Proposal, shareholders should be aware that some of Shyft’s directors and executive officers may have interests in, or may receive benefits from, the Transactions, including the Merger, that are different from, or in addition to, the interests of shareholders more generally, including new employment agreements and compensation arrangements for certain executive officers (please see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Directors and Executive Officers in the Merger”). Shyft’s Board was aware of and considered these interests, among other matters, to the extent that they existed at the time, (i) in reaching the determination that the

Merger Agreement, the Merger and the other Transactions to be consummated by Shyft are fair to, and in the best interests of, Shyft and its shareholders; (ii) in reaching its decision to duly authorize and approve the execution, delivery and performance by Shyft of the Merger Agreement and the consummation by Shyft of the Transactions to be consummated by Shyft, including the Merger; (iii) in making its recommendation that, subject to certain circumstances set forth in the Merger Agreement, the shareholders vote in favor of the adoption of the Merger Agreement; and (iv) in directing that the adoption of the Merger Agreement be submitted to a vote of the shareholders. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger.”
The factors, potential risks and uncertainties contained in this explanation of Shyft’s reasons for the Merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in conjunction with the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Shyft’s Financial Advisor
At the December 15, 2024 meeting of Shyft’s Board, Deutsche Bank delivered its oral opinion to Shyft’s Board, subsequently confirmed in writing as of December 15, 2024, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Exchange Ratio set forth in the Merger Agreement was fair, from a financial point of view, to the holders of outstanding shares of Shyft Common Stock, which Deutsche Bank assumed, with the knowledge and permission of Shyft’s Board, will result in (i) the holders of shares of Shyft Common Stock as of immediately prior to the Effective Time collectively owning approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, and (ii) the holders of shares of Aebi Schmidt Common Stock as of immediately prior to the Effective Time collectively owning approximately 52% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis.
The full text of Deutsche Bank’s written opinion, dated as of December 15, 2024, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is included in this proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, Shyft’s Board in connection with and for purposes of its evaluation of the Merger. Deutsche Bank’s opinion does not constitute a recommendation as to how any holder of Shyft Common Stock or any other securities should vote or act with respect to the Transactions or any other matter. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, of the Exchange Ratio set forth in the Merger Agreement as of the date of the opinion and does not address any other terms of the Transactions, the Merger Agreement or any other agreement to be entered into in connection with the Transactions. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the Transactions, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Shyft nor did it address the fairness of the contemplated benefits of the Transactions. Deutsche Bank expressed no opinion as to the merits of the underlying business decision of Shyft to engage in the Transactions or the relative merits thereof as compared to any alternative transactions or business strategies. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any party to the Transactions, or any class of such persons, in connection with the Transactions, whether relative to the Exchange Ratio or otherwise.
In connection with Deutsche Bank’s role as financial advisor to Shyft, and in arriving at its opinion, Deutsche Bank:
•	reviewed certain publicly available financial and other information concerning Shyft and Aebi Schmidt;
•	reviewed certain internal analyses, financial forecasts and other information relating to Shyft prepared by Shyft’s management;
•	reviewed certain internal analyses, financial forecasts and other information relating to Aebi Schmidt prepared by Aebi Schmidt’s management and approved for Deutsche Bank’s use by Shyft’s management;

•
reviewed analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue synergies, financial synergies and other strategic benefits projected by management of Shyft and Aebi Schmidt to be achieved as a result of the Transactions (collectively, the “Synergies”);

•	held discussions with certain senior officers and other representatives and advisors of Shyft and Aebi Schmidt regarding the businesses and prospects of Shyft, Aebi Schmidt, and the Combined Company;
•	reviewed the reported prices and trading activity for Shyft Common Stock;
•
compared certain financial and stock market information for Shyft and certain financial information for Aebi Schmidt with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed a draft of the Merger Agreement, dated as of December 15, 2025; and
•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.
Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to Deutsche Bank, concerning Shyft or Aebi Schmidt, including, without limitation, any financial information considered in connection with the rendering of Deutsche Bank’s opinion. Accordingly, for purposes of Deutsche Bank’s opinion, Deutsche Bank, with the knowledge and permission of Shyft’s Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of Shyft or Aebi Schmidt or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Shyft or Aebi Schmidt (or the impact of the Transactions thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts (including the Synergies) made available to Deutsche Bank and used in Deutsche Bank’s analyses, Deutsche Bank assumed, with the knowledge and permission of Shyft’s Board, that (i) such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Shyft or Aebi Schmidt, as applicable, as to the matters covered thereby and (ii) the Synergies will be realized in the amounts and in the time periods projected by management of Shyft and Aebi Schmidt, respectively. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect, and the information made available to Deutsche Bank, as of December 15, 2024. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank becomes aware after December 15, 2024.
For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of Shyft’s Board, that, in all respects material to Deutsche Bank’s analysis, the Transactions (including the Aebi Schmidt share split and ordinary capital increase) will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed, with the knowledge and permission of Shyft’s Board, that all material governmental, regulatory, or other approvals and consents required in connection with the consummation of the Transactions will be obtained and that, in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Shyft and its other advisors with respect to such issues. Deutsche Bank also assumed that the Transactions would qualify for the Intended U.S. Tax Treatment (as defined below), and Deutsche Bank expressed no opinion with respect to any special circumstances applicable to any “five-percent transferee shareholder” relating thereto. Representatives of Shyft informed Deutsche Bank, and Deutsche Bank further assumed with the knowledge and permission of Shyft’s Board, that the final terms of the Merger Agreement would not differ from the terms set forth in the draft Deutsche Bank had reviewed.
Deutsche Bank’s opinion was approved and authorized for issuance by Deutsche Bank’s fairness opinion review committee and was addressed to, and is for the use and benefit of, Shyft’s Board (in its capacity as such) in connection with and for the purpose of its evaluation of the Transactions. Deutsche Bank’s opinion was limited to the fairness of the Exchange Ratio set forth in the Merger Agreement from a financial point of view, to the holders of outstanding shares of Shyft Common Stock as of December 15, 2024.
Shyft engaged Deutsche Bank as its financial advisor in connection with the Transactions based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter, dated as of October 30, 2024, by and between Shyft and Deutsche Bank, Shyft has agreed to pay Deutsche Bank aggregate fees, a substantial portion of which is to be determined based on the aggregate consideration to be received by Shyft shareholders and is contingent upon consummation of the Transactions. As part of these aggregate fees, Shyft paid Deutsche Bank $1.5 million upon the delivery of Deutsche Bank’s opinion (or such fees would have been paid pursuant to such engagement letter if Deutsche Bank had advised Shyft that it was unable to render its opinion). Shyft has also agreed to reimburse Deutsche Bank for reasonable and documented fees, expenses and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable and documented travel and other out-of-pocket expenses incurred in connection with the Transactions or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Shyft has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities arising out of its engagement or the Transactions.
Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the “DB Group.” The DB Group did not receive any fees from Shyft in the two years prior to the date of Deutsche Bank’s opinion. One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) or other financial services to Aebi Schmidt or its affiliates for which they have received, and in the future may receive, compensation, including Corporate Banking relationship with Aebi Schmidt in Europe for €5 million guarantee facilities and €1 million factoring facilities. The aggregate amount of all fees received by DB Group from Aebi Schmidt in the two years prior to the date of Deutsche Bank’s opinion was less than €5 million. The DB Group may also provide investment and commercial banking services to Aebi Schmidt, Shyft, and their respective affiliates in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Aebi Schmidt, Shyft, and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. As of December 15, 2024, the date of Deutsche Bank’s opinion, the DB Group did not hold any proprietary interest in the equity securities of, or, except as described above, have any loan exposure to, either Shyft or Aebi Schmidt.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to Shyft’s Board on December 15, 2024 and that were used in connection with rendering Deutsche Bank’s opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described below represent the relative importance or weight given to the analyses by Deutsche Bank or Shyft. Some of the summaries of the financial analyses include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analysis of Deutsche Bank. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 13, 2024 and is not necessarily indicative of current market conditions.
In performing the financial analyses summarized below, Deutsche Bank used and relied upon the below forecasts:
•	Shyft management projections for Shyft, excluding the Blue Arc business line, which were approved for Deutsche Bank’s use by Shyft’s management (the “Shyft Management (Excl. Blue Arc) Case”);
•	Shyft management projections for Shyft, including the Blue Arc business line, which were approved for Deutsche Bank’s use by Shyft’s management (the “Shyft Management (Incl. Blue Arc) Case”); and
•	Aebi Schmidt management projections for Aebi Schmidt, which were approved for Deutsche Bank’s use by Shyft’s management (the “Aebi Schmidt Management Case”).

For more information regarding the Shyft Management (Excl. Blue Arc) Case, the Shyft Management (Incl. Blue Arc) Case, the Aebi Schmidt Management Case and the projected Synergies, see the section of this proxy statement/prospectus entitled “The Merger—Certain Unaudited Prospective Financial Information Utilized by Shyft’s Board and Financial Advisor.”
Selected Publicly-Traded Companies Analysis
Deutsche Bank reviewed and compared the ratio of total enterprise value (“TEV”) (as of December 13, 2024) to estimated earnings before interest, taxes, deprecation and amortization for the calendar years 2025 (“2025E EBITDA”) and 2026 (“2026E EBITDA”) for seven publicly-traded companies in the Fleet, Vehicle and Services sector and four publicly-traded companies in the Specialty Vehicle and Motorhome sector listed in the table below (collectively, the “Selected Companies”) and Shyft based on publicly available information and the Shyft Management (Incl. Blue Arc) Case. Deutsche Bank selected the Selected Companies based on the professional judgment and experience of its investment bankers, taking into account, among other factors, the sizes of Shyft, Aebi Schmidt and the Selected Companies, the competitive landscape in which Shyft, Aebi Schmidt and the Selected Companies operate, and the product offerings of Shyft, Aebi Schmidt and the Selected Companies. Although none of the Selected Companies is directly comparable to Shyft or Aebi Schmidt, the Selected Companies were chosen because they are publicly-traded companies with operations or business that, for purposes of analysis, may be considered similar or reasonably comparable to those of Shyft or Aebi Schmidt.
The following table presents the results of this analysis:

	TEV/2025E EBITDA	TEV/2026E EBITDA
Fleet, Vehicle and Services Peers
Blue Bird Corporation	7.3x	6.7x
Douglas Dynamics, Inc.	8.9x	7.9x
Federal Signal Corporation	16.0x	14.8x
NFI Group Inc.	6.3x	5.3x
Oshkosh Corporation	6.5x	5.8x
REV Group, Inc.	9.8x	7.9x
Wabash National Corporation	7.2x	4.8x
Median	7.3x	6.7x
Specialty Vehicle and Motorhome Peers
LCI Industries	9.4x	8.5x
Patrick Industries, Inc.	9.2x	8.3x
Thor Industries, Inc.	8.4x	7.2x
Winnebago Industries, Inc.	9.3x	7.4x
Median	9.2x	7.9x
Total Median	8.9x	7.4x
Shyft (Wall Street Research)	10.1x	7.5x
Shyft (Shyft Management (Incl. Blue Arc) Case)	8.6x	5.5x
Shyft (Shyft Management (Excl. Blue Arc) Case)	8.8x	6.3x

Based on the analysis of the relevant metrics described above and on professional judgments made by Deutsche Bank, Deutsche Bank selected and applied ranges of multiples of (i) 8.0x – 9.0x to 2025E EBITDA using the Shyft Management (Incl. Blue Arc) Case, (ii) 9.0x – 10.0x to 2025E EBITDA using the Aebi Schmidt Management Case, (iii) 7.0x – 8.0x to 2026E EBITDA using the Shyft Management (Excl. Blue Arc) Case, (iv) 7.0x – 8.0x to 2026E EBITDA using the Shyft Management (Incl. Blue Arc) Case and (v) 8.0x – 9.0x to 2026E EBITDA using the Aebi Schmidt Management Case to derive ranges of implied total enterprise value of Shyft and Aebi Schmidt. For purposes of this analysis, Deutsche Bank deducted net indebtedness as of September 30, 2024 of approximately $89 million for Shyft and approximately $394 million for Aebi Schmidt (net of cash to be paid by Aebi Schmidt for its acquisition of Ladog-Fahrzeugbau und Vertriebs-GmbH (“Ladog”)), as provided by management of Shyft and Aebi Schmidt, respectively, to derive ranges of implied aggregate equity value for Shyft and Aebi Schmidt and, taking into account approximately 35.34 million shares of Shyft Common Stock on a fully diluted basis, as provided by Shyft management using the treasury stock method, ranges of implied value per share of Shyft Common Stock as set forth in the following table:

	2025E EBITDA	2026E EBITDA
Implied Total Equity Value ($ in Millions)
Shyft Management (Incl. Blue Arc) Case	$410-$475	$595-$690
Shyft Management (Excl. Blue Arc) Case	—	$505-$595
Aebi Schmidt Management Case	$635-$750	$645-$770
Implied Value Per Share of Shyft Common Stock
Shyft Management (Incl. Blue Arc) Case	$11.65-$13.40	$16.80-$19.60
Shyft Management (Excl. Blue Arc) Case	—	$14.35-$16.75

Based upon the implied aggregate equity values of Shyft and Aebi Schmidt derived from this analysis, Deutsche Bank calculated ranges of implied pro forma equity ownership of Shyft shareholders in the Combined Company. For purposes of this calculation, Deutsche Bank assumed that the implied equity value of the Combined Company was the sum of the implied equity values of Shyft and Aebi Schmidt. Deutsche Bank calculated the low end of the Shyft implied pro forma equity ownership range assuming the lowest implied equity value for Shyft and the highest implied equity value for Aebi Schmidt, and then calculated the high end of the Shyft implied equity ownership range assuming the highest implied equity value for Shyft and the lowest implied equity value for Aebi Schmidt. Deutsche Bank did not observe any material difference in the range of implied ownership between 2025E EBITDA (including Blue Arc for Shyft) and 2025E EBITDA (excluding Blue Arc for Shyft). The following table presents the results of this analysis as compared to Shyft’s pro forma ownership at the Exchange Ratio set forth in the Merger Agreement of approximately 48%:

Source of Equity Value Ranges	Range of Implied Ownership	Implied Ownership in the Merger
2025E EBITDA (including Blue Arc for Shyft)	35%-43%	48%
2026E EBITDA (excluding Blue Arc for Shyft)	40%-48%	48%
2026E EBITDA (including Blue Arc for Shyft)	43%-52%	48%

Discounted Cash Flow Analysis
Deutsche Bank performed a discounted cash flow (“DCF”) analysis for Shyft using both the Shyft Management (Incl. Blue Arc) Case and the Shyft Management (Excl. Blue Arc) Case. Deutsche Bank calculated the DCF values as the sum of the net present values of (i) the estimated future unlevered after-tax cash flows that Shyft will generate for the period 2024 through 2028 in each case plus (ii) the terminal value of Shyft at the end of such period in each case. The terminal values for Shyft were calculated based on projected EBITDA for 2028 and a range of multiples of 6.5x to 7.5x in the case of the Shyft Management (excl. Blue Arc) Case and 7.0x to 8.0x in the case of the Shyft Management (incl. Blue Arc) Case. Deutsche Bank selected such multiples based on its review of the trading characteristics of the common stock of the Selected Companies. Deutsche Bank used discount rates ranging from 13.0% to 14.0% in both cases to derive ranges of implied total enterprise value for Shyft of approximately $625 million to $720 million excluding Blue Arc and approximately $800 million to $920 million including Blue Arc. Assuming net indebtedness of approximately $89 million for Shyft as of September 30, 2024, as provided by Shyft management, Deutsche Bank derived ranges of implied aggregate equity value of Shyft of approximately $535 million to $630 million excluding Blue Arc and approximately $710 million to $830 million including Blue Arc.

The foregoing discount rates were derived using a weighted average cost of capital analysis based on certain financial metrics, including betas, for Shyft and the Selected Companies. Taking into account approximately 35.34 million shares of Shyft Common Stock on a fully diluted basis as provided by Shyft management using the treasury stock method, Deutsche Bank calculated that these ranges of implied aggregate enterprise value resulted in ranges of implied value per share of Shyft Common Stock of approximately $15.15 to $17.90 per share excluding Blue Arc and approximately $20.05 to $23.50 per share including Blue Arc.
Deutsche Bank also performed a DCF analysis for the Aebi Schmidt Management Case. Deutsche Bank calculated the DCF values as the sum of the net present values of (i) the estimated future unlevered after-tax cash flows that Aebi Schmidt will generate for the period 2024 through 2028 plus (ii) the terminal value of Aebi Schmidt at the end of such period. The terminal values for Aebi Schmidt were calculated based on projected EBITDA for 2028 and a range of multiples of 7.5x to 8.5x. Deutsche Bank selected such multiples based on its review of the trading characteristics of the common stock of the Selected Companies. Deutsche Bank used discount rates ranging from 11.5% to 12.5% to derive a range of implied total enterprise value for Aebi Schmidt of approximately $1,015 million to $1,145 million. Assuming net indebtedness of approximately $394 million for Aebi Schmidt as of September 30, 2024, as provided by Aebi Schmidt management (net of cash to be paid by Aebi Schmidt for its acquisition of Ladog), Deutsche Bank derived ranges of implied aggregate equity value of Aebi Schmidt of approximately $620 million to $750 million. The foregoing discount rates were derived using a weighted average cost of capital analysis based on certain financial metrics, including betas, for Aebi Schmidt and the Selected Companies.
Based upon the implied aggregate equity values of Shyft and Aebi Schmidt derived from this analysis, Deutsche Bank calculated ranges of implied pro forma equity ownership of Shyft shareholders in the Combined Company. For purposes of this calculation, Deutsche Bank assumed that the implied equity value of the Combined Company was the sum of the implied equity values of Shyft and Aebi Schmidt. Deutsche Bank calculated the low end of the Shyft implied pro forma equity ownership range assuming the lowest implied equity value for Shyft and the highest implied equity value for Aebi Schmidt, and then calculated the high end of the Shyft implied equity ownership range assuming the highest implied equity value for Shyft and the lowest implied equity value for Aebi Schmidt. The following table presents the results of this analysis as compared to Shyft’s pro forma ownership at the Exchange Ratio set forth in the Merger Agreement of approximately 48%:

Source of Equity Value Ranges	Range of Implied Ownership	Implied Ownership in the Merger
Including Blue Arc for Shyft	49%−57%	48%
Excluding Blue Arc for Shyft	42%−50%	48%

Has-Gets Analysis
Deutsche Bank performed a has-gets analysis to compare the implied standalone values per share of Shyft Common Stock derived from the comparable companies analysis and the DCF analysis described above to the implied values of Aebi Schmidt Common Stock (on a combined company basis) to be received with respect to each share of Shyft Common Stock in the Merger with and without taking into account the Synergies.

In order to derive implied values of the equity of the combined company to be received by the holders of Shyft Common Stock in the Merger, Deutsche Bank (i) on the low end, added the low end of the implied aggregate equity value for Shyft derived from each applicable analysis to the low end of the implied aggregate equity value for Aebi Schmidt derived from the same analysis and divided the total by an assumed total fully diluted share count of the combined company of approximately 73.6 million shares (assuming that the approximately 35.34 million shares of Shyft Common Stock outstanding on a fully diluted basis as provided by Shyft management represents 48% of the fully diluted share count of the combined company, the “Assumed Fully Diluted Pro Forma Share Count”) and (ii) on the high end, added the high end of the implied aggregate equity value for Shyft derived from each applicable analysis to the high end of the implied aggregate equity value for Aebi Schmidt derived from the same analysis and divided the total by the Assumed Fully Diluted Pro Forma Share Count. For purposes of taking into account the Synergies, Deutsche Bank applied EBITDA multiples of 8.5x to 9.5x to the approximately $25 million in annual run-rate Synergies to derive a range of implied aggregate values of the Synergies of approximately $213 million to $238 million and allocated 48% of these amounts to the low and high end aggregate valuations, respectively, before dividing by the Assumed Fully Diluted Pro Forma Share Count. The following table presents the results of this analysis:

	“Has”	“Gets”
Comparable Companies EBITDA Metric	(Implied Value per share of Shyft Common Stock)	Implied Pro Forma Value of Aebi Schmidt Common Stock received in the Merger
		Without Synergies	With Synergies
2025E with Blue Arc	$11.65−$13.40	$14.20−$16.60	$17.10−$19.85
2026E without Blue Arc	$14.35−$16.75	$15.60−$18.55	$18.50−$21.75
2026E with Blue Arc	$16.80–$19.60	$16.80−$19.90	$19.70−$23.10

DCF
Without Blue Arc	$15.15−$17.90	$15.70−$18.80	$18.60−$22.00
Including Blue Arc	$20.05−$23.50	$18.05−$21.50	$20.95−$24.70

Other Information
Deutsche Bank observed additional factors that were not considered part of Deutsche Bank’s financial analysis with respect to its opinion, but which were noted as reference data for Shyft’s Board, including the following:
Historical Trading Analysis. Deutsche Bank reviewed historical trading prices of Shyft Common Stock for the 52-week period ending December 13, 2024, noting that the trading range over the 52-week period was between $10.04 and $16.77. Deutsche Bank also noted that over the 90-day and 30-day periods ending December 13, 2024, shares of Shyft Common Stock traded at volume weighted average prices of $13.05 and $13.70, respectively.
The preparation of a fairness opinion is a complex analytical process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.
In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to Shyft’s Board as to the fairness, from a financial point of view, of the Exchange Ratio set forth in the Merger Agreement, to the holders of Shyft Common Stock.
No company or transaction used in the analyses described above for purposes of comparison is directly comparable to Shyft, Aebi Schmidt, the Combined Company, or the Transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with Deutsche Bank’s analyses, Deutsche Bank made, and was provided by the management of Shyft with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, Shyft, Aebi Schmidt or the Combined Company. Analyses based upon estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. The analyses described above are based upon numerous factors or events beyond the control of Shyft, Aebi Schmidt, the Combined Company or their respective advisors and, therefore, are inherently subject to uncertainty. Accordingly, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.
The terms of the Transactions, including the Exchange Ratio set forth in the Merger Agreement, were determined through arm’s-length negotiations between Shyft and Aebi Schmidt and were approved by Shyft’s Board. Although Deutsche Bank provided advice to Shyft’s Board during the course of these negotiations, the decision to enter into the Transactions was solely that of Shyft’s Board. Deutsche Bank did not recommend that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions. As described above under the section of this proxy statement/prospectus entitled “The Merger—Recommendation of the Shyft Board; Reasons for the Merger,” the opinion and presentation of Deutsche Bank to Shyft’s Board was only one of a number of factors taken into consideration by Shyft’s Board in making its determination to approve the Merger Agreement and the transactions contemplated by it, including the Transactions.
Certain Unaudited Prospective Financial Information Utilized by Shyft’s Board and Financial Advisor
Certain Financial Projections Related to Shyft
Shyft does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Shyft Board’s consideration of the Transactions, Shyft’s management prepared or approved certain financial projections regarding Shyft’s future performance for the full calendar years ending December 31 of 2024 through 2028 on a standalone basis without giving effect to the Transactions (such projections, the “Shyft Management Projections”), and provided the Shyft Management Projections to Shyft’s Board and to Shyft’s financial advisors for their use and reliance in connection with their respective financial analyses and opinions. For additional information, please see the section of this proxy statement/prospectus entitled “The Merger—Opinion of Shyft’s Financial Advisor.”
The Shyft Management Projections included in this document have been prepared by, and are the responsibility of, Shyft’s management. Neither Deloitte & Touche LLP nor PricewaterhouseCoopers AG has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Shyft Management Projections and, accordingly, neither Deloitte & Touche LLP nor PricewaterhouseCoopers AG expresses an opinion or any other form of assurance with respect thereto. The Deloitte & Touche LLP report incorporated by reference in this document and the PricewaterhouseCoopers AG report included in this document relate, respectively, to the Shyft and Aebi Schmidt previously issued financial statements. They do not extend to the Shyft Management Projections and should not be read to do so.
The Shyft Management Projections were prepared by management of Shyft based on assumptions that management believed were reasonable and that, at the time, reflected management’s best available estimates of the future financial performance of Shyft. The inclusion of the Shyft Management Projections should not be regarded as an indication that any of Shyft, Shyft’s Board, Aebi Schmidt, their respective financial advisors or any other recipient of this information considered, or now considers, the Shyft Management Projections to be necessarily predictive of actual future results, and the Shyft Management Projections should not be relied upon as such. Some or all of the assumptions that have been made in connection with the preparation of the Shyft Management Projections may have changed since the date the Shyft Management Projections were prepared.
The Shyft Management Projections are included in this proxy statement/prospectus solely because the Shyft Management Projections were made available to Shyft’s Board and Shyft’s financial advisors and are not intended to influence a shareholder’s decision as to whether to vote for or against the Merger Proposal.
The Shyft Management Projections were based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of Shyft. The Shyft Management Projections were not prepared with a view to public disclosure or with a view to complying with the published guidelines of the SEC regarding projections and forecasts (including as to “financial outlook” or “future-oriented financial information”) or accounting rules, standards, and procedures for preparation and presentation of projections and forecasts, but, in the view of Shyft’s management, were prepared on a reasonable basis. The Shyft Management Projections reflect Shyft’s best available estimates and judgments regarding Shyft’s expected future financial performance at the time they were prepared. The projected financial information included in the Shyft Management Projections constitute forward-looking statements.
A number of factors may affect actual results and operations of Shyft and cause these financial forecasts to not be achieved, including, but not limited to, Shyft’s ability to (i) operate in a competitive market, (ii) respond successfully to industry trends relating to its products, (iii) successfully market its products. For additional factors that may impact the actual results and operations of Shyft, please see the section of this proxy statement/prospectus entitled “Risk Factors” and the risk factors relating to Shyft contained in the documents that are incorporated by reference into this proxy statement/prospectus, including Shyft’s 2024 Form 10-K. You are encouraged to review the risks and uncertainties described in these documents in detail. The Shyft Management Projections may not be realized and the actual results may be significantly higher or lower than estimated. Since the Shyft Management Projections cover multiple years, that information by its nature becomes less predictive with each successive year. In addition, the Shyft Management Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
In connection with due diligence and evaluation of a potential transaction, Shyft provided Deutsche Bank with certain projected financial information relating to, among other metrics, Shyft’s: (i) Revenue; (ii) Adjusted EBITDA; (iii) EBITDA; (iv) EBIT; (v) CapEx; and (vi) Free Cash Flow. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided.

Shyft Management (Incl. Blue Arc) Case ($ in millions of U.S. dollars)	2024E	2025E	2026E	2027E	2028E
Revenue	$837	$969	$1,242	$1,307	$1,399
Adjusted EBITDA(1)	54	72	106	132	162
EBITDA(2)	46	63	98	124	155
EBIT(3)	26	40	69	94	122
CapEx	23	22	20	25	25
Free Cash Flow(4)	31	50	86	107	137

Shyft Management (Excl. Blue Arc) Case ($ in millions of U.S. dollars)	2024E	2025E	2026E	2027E	2028E
Revenue	$828	$913	$1,132	$1,156	$1,199
Adjusted EBITDA(1)	76	71	93	112	132
EBITDA(2)	68	62	85	104	125
EBIT(3)	49	39	57	75	95
CapEx	23	21	18	22	21
Free Cash Flow(4)	53	50	75	90	111

(1)	Adjusted EBITDA is a non-GAAP measure that is not required by, or presented in accordance with, U.S. GAAP.
(2)
EBITDA is a non-GAAP measure that is not required by, or presented in accordance with, U.S. GAAP. Shyft EBITDA is burdened by non-cash stock-based compensation expense; Shyft 2024E is pro forma adjusted with approximately $6.3M to include the full-year impact of the ITU acquisition assuming the acquisition had closed on January 1, 2024.

(3)	EBIT is a non-GAAP measure that is not required by, or presented in accordance with, U.S. GAAP.
(4)	Free Cash Flow is a non-GAAP measure that is not required by, or presented in accordance with, U.S. GAAP, calculated as Adjusted EBITDA less CapEx.
The following material assumptions were made in preparing the projected financial information included in the Shyft Management Projections:
•
The Shyft Management Projections were built upon the financial and customer drivers for each of the key business offerings for Shyft’s continuing operations. Revenue growth drivers include expected recovery in parcel markets and deeper expansion and diversification into non-parcel markets, leveraging OEM relationships in upfit sales with expanded SSV vocational offerings and becoming “custom upfitter of choice” for all OEMs, modest recovery in Shyft’s motorhome business, geographic expansion in Midwest and Southeast in Shyft’s service body business, ITU acquisition benefits, Blue Arc business sales are dependent on scale and timing of market adoption and commercialization;

•	Gross margins expected to remain largely steady over the projection period, with EBITDA margin improvement driven by Shyft’s fixed cost leverage and business optimization efforts;

•
Profitability drivers include primarily volume increase and operating leverage, led by continued walk-in van business recovery and benefits from lean initiatives, sales strategy shift to higher net margin for the upfit and aftermarket business, motorhome business gains from operational efficiency and shorter chassis lead times, service body business profits from revenue expansion, Blue Arc business sales are dependent on scale and timing of market adoption and commercialization; and

•	Base capital expenditures for Shyft are expected to be approximately 2% of revenue.
Shyft believes that the material assumptions described above were reasonable at the time the Shyft Management Projections were prepared. The assumptions that Shyft’s management made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to Shyft’s business, industry performance, competitive environment, changes in consumer trends, and general business and economic conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. The projections are also subject to significant uncertainty given the passage of time since they were first formulated. Therefore, Shyft’s management does not believe that the projected financial information included herein should be relied upon as a current forecast of the near-term results that Shyft may achieve. Except as may be required in order to comply with applicable securities laws, none of Shyft or any of its representatives intend to update, or otherwise revise, the above projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change. In addition, the above projected financial information does not reflect the impact of the Transactions, nor does it take into account the effect of any failure of the Transactions to occur.
This section of the proxy statement/prospectus presents Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), EBIT (earnings before interest and taxes), and Free Cash Flow (calculated as EBITDA less capex), which are non-GAAP financial measure. Shyft defines Adjusted EBITDA as income (loss) from continuing operations before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, transaction related expenses and adjustments, non-cash stock-based compensation expenses, and other gains and losses not reflective of our ongoing operations. This non-GAAP measure is calculated by excluding items that Shyft’s management believes to be infrequent or not indicative of our underlying operating performance, as well as certain non-cash expenses.
Shyft presents the non-GAAP measure Adjusted EBITDA because Shyft considers it to be an important supplemental measure of Shyft’s performance. The presentation of Adjusted EBITDA enables investors to better understand Shyft’s operations by removing items that Shyft’s management believes are not representative of Shyft’s continuing operations and may distort Shyft’s longer-term operating trends. Shyft believes this measure to be useful to improve the comparability of Shyft’s results from period to period and with Shyft’s competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not indicative of Shyft’s continuing operating performance. Shyft’s management believes that presenting this non-GAAP measure is useful to investors because it permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate Shyft’s historical performance. Shyft’s management believes that the presentation of this non-GAAP measure, when considered together with the corresponding GAAP financial measures and the reconciliations to that measure, provides investors with additional understanding of the factors and trends affecting Shyft’s business than could be obtained in the absence of this disclosure.
Shyft’s management uses Adjusted EBITDA to evaluate the performance of and allocate resources to our segments. Adjusted EBITDA is also used, along with other financial and non-financial measures, for purposes of determining annual incentive compensation for our management team.
Certain Financial Projections Related to Aebi Schmidt
Aebi Schmidt does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with Aebi Schmidt’s Board’s consideration of the Transactions, Aebi Schmidt’s management prepared or approved certain financial projections regarding Aebi Schmidt’s future performance for the full years ending December 31 of 2024 through 2028 on a standalone basis, without giving effect to the Transactions (such projections, “Aebi Schmidt Management Projections”) and provided the Aebi Schmidt Management Projections to Shyft for Shyft’s financial advisor’s use and reliance in connection with their respective financial analyses and opinions. See the section in this proxy statement/prospectus entitled “The Merger—Opinion of Shyft’s Financial Advisor.” The Aebi Schmidt Management Projections was prepared by the management of Aebi Schmidt in October 2024 based on assumptions that management believed were reasonable and that, at the time, reflected Aebi Schmidt’s management’s best available estimates of the future financial performance of Aebi Schmidt.
The Aebi Schmidt Management Projections included in this document have been prepared by, and are the responsibility of, Aebi Schmidt’s management. Neither PricewaterhouseCoopers AG nor Deloitte & Touche LLP has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Aebi Schmidt Management Projections and, accordingly, neither PricewaterhouseCoopers AG nor Deloitte & Touche LLP expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers AG report included in this document and the Deloitte & Touche LLP report incorporated by reference in this document relate, respectively, to the Aebi Schmidt and Shyft previously issued financial statements. They do not extend to the Aebi Schmidt Management Projections and should not be read to do so.
The inclusion of information relating to the Aebi Schmidt Management Projections should not be regarded as an indication that any of Aebi Schmidt, Shyft, the financial advisors or any other recipient of this information considered, or now considers, the Aebi Schmidt Management Projections to be necessarily predictive of actual future results, and the Aebi Schmidt Management Projections should not be relied upon as such. Neither Aebi Schmidt’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined, or performed any procedures with respect to the Aebi Schmidt Management Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Aebi Schmidt Management Projections. The information relating to the Aebi Schmidt Management Projections is included in this proxy statement/prospectus not to influence a shareholder’s decision as to whether to vote for or against the Merger Proposal, but because the projected financial information was made available to Shyft’s Board and to Shyft’s financial advisor.
The projected financial information included in the Aebi Schmidt Management Projections was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of Aebi Schmidt. The projected financial information was not prepared with a view to public disclosure or with a view to complying with the published guidelines of the SEC regarding projections and forecasts (including as to “financial outlook” or “future-oriented financial information”) or accounting rules, standards and procedures for preparation and presentation of projections and forecasts, but, in the view of Aebi Schmidt’s management, were prepared on a reasonable basis, and reflect Aebi Schmidt’s best available estimates and judgments regarding Aebi Schmidt’s expected future financial performance at the time they were prepared. The projected financial information included in the Aebi Schmidt Management Projections constitutes forward-looking statements. A number of factors that may affect actual results and cause these financial forecasts to not be achieved, including, but are not limited to, Aebi Schmidt’s ability to operate in a competitive market, its ability to respond successfully to consumer trends relating to its products, its ability to successfully market its products and other factors described in the section of this proxy statement/prospectus entitled “Risk Factors.” You are to review the risks and uncertainties described under these captions in this proxy statement/prospectus. The Aebi Schmidt Management Projections may not be realized and the actual results may be significantly higher or lower than estimated. Since the Aebi Schmidt Management Projections cover multiple years, that information by its nature becomes less predictive with each successive year. In addition, the Aebi Schmidt Management Projections are subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

In connection with due diligence and evaluation of a potential transaction, Aebi Schmidt provided Shyft with certain projected financial information relating to, among other metrics, Aebi Schmidt’s (i) Revenue; (ii) EBITDA; (iii) EBIT; (iv) CapEX; and (v) Free Cash Flow. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided.

(€ in millions of Euros)	2024E	2025E	2026E	2027E	2028E
Net sales	€1,000	€1,093	€1,177	€1,262	€1,330
Adjusted EBITDA(1)	97	107	121	132	144
EBIT(2)	85	94	106	117	129
CapEx	15	17	13	15	17
Free Cash Flow(3)	92	95	102	120	130

(1)
Adjusted EBITDA is a non-GAAP measure. For more information regarding Aebi Schmidt’s use of Adjusted EBITDA, as well as the limitations of financial measures that are not calculated in accordance with U.S. GAAP, see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Aebi Schmidt—Non-GAAP Financial Measures.”

(2)
EBIT is a non-GAAP measure. For more information regarding Aebi Schmidt’s use of EBIT, as well as the limitations of financial measures that are not calculated in accordance with U.S. GAAP, see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Aebi Schmidt—Non-GAAP Financial Measures.”

(3)
Free Cash Flow is a non-GAAP measure and calculated as Adjusted EBITDA less CapEx less change in Net Working Capital. For more information regarding Aebi Schmidt’s use of Adjusted EBITDA, as well as the limitations of financial measures that are not calculated in accordance with U.S. GAAP, see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Aebi Schmidt—Non-GAAP Financial Measures.”

The following material assumptions were made in arriving at Aebi Schmidt’s projected financial information:
•	The historical financial performance of Aebi Schmidt analyses were based on Swiss GAAP FER and based on a fixed EUR / USD exchange rate of 1.10;
•	The Aebi Schmidt Management Projections were built upon the financial and business drivers for Aebi Schmidt’s business segments in North America, Europe and the Rest of the World regions;
•
Revenue growth drivers for Aebi Schmidt include North America geographical expansion in the commercial business segment, and strong growth in Europe and the Rest of the World regions with electrified products segment; and

•
Profitability drivers for Aebi Schmidt include supply chain related securing of material availability and reduction in material prices, optimization of payment terms and economies of scale with further focus on cost management.

Aebi Schmidt believes that the material assumptions described above were reasonable at the time the projected financial information was prepared. Some or all of the assumptions that have been made in connection with the preparation of the projected financial information may have changed since the date the projected financial information was prepared, and the assumptions that management of Aebi Schmidt made in preparing the foregoing projected financial information may therefore not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to Aebi Schmidt’s business, industry performance, competitive environment, changes in consumer trends, and general business and economic conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. The projections are also subject to significant uncertainty given the passage of time since they were first formulated. Therefore, Aebi Schmidt’s management does not believe that the projected financial information included herein should be relied upon as a current forecast of the near-term results that Aebi Schmidt may achieve. Except as may be required in order to comply with applicable securities laws, none of Aebi Schmidt or any of its representatives intend to update, or otherwise revise, the above projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change. In addition, the above projected financial information does not reflect the impact of the Transactions, nor does it take into account the effect of any failure of the Transactions to occur.

Projected Synergies
Shyft and Aebi Schmidt project the Transactions to result in approximately $25 million to $30 million annual run-rate synergies comprised of approximately $20 million to $25 million cost synergies and an additional $5 million EBITDA opportunity from near-term revenue synergies, subject to a number of risk factors described in greater detail in the section of this proxy statement/prospectus entitled “Risk Factors.”

Annual Run-Rate Cost Synergies
Synergy	Commentary	Amount ($ Million)
COGS Reduction	Truck bodies manufactured by Shyft can be used for Aebi Schmidt commercial vehicles currently purchased from competitors, also decreasing supplier risk	~$3-$4
Operational Efficiency
Cost synergies through operational efficiency gains, consolidation/capacity optimization of production and upfit locations (e.g. Louisville, US) and reduction of management costs with a single leadership team
~$3-$5
Purchasing / Supply Chain	Combined global organization (e.g. chassis), strengthening of purchasing power with suppliers	~$3-$4
Product Offering	Strengthen/consolidate brand universe and further optimize product offering (Isuzu upfit)	~$1-$2
OpEx	Streamline group functions, leverage exchange of technologies and production know-how with a focus on R&D pooling	~$9-$10
	Estimated Annual Run-Rate Cost Synergies	~$20-$25
Plus: Additional Potential Upside from near-term revenue synergies of Geographic Expansion and Cross-Selling
Geographic Expansion	Improved geographic footprint and coverage offering internationalization potential	~$3-$5
Cross-selling	Roll-out of products to respective untapped markets/customers to profit from cross-selling opportunities	~$1-$2

Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger
In considering the recommendation of Shyft’s Board that Shyft shareholders adopt the Merger Agreement, Shyft shareholders should be aware that the executive officers and non-employee directors of Shyft have certain interests in the Merger that may be different from, or in addition to, the interests of Shyft shareholders generally. Shyft’s Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions, and in making their recommendation that Shyft shareholders approve the Merger Agreement and the Transactions. For purposes of this disclosure, Shyft’s executive officers are:
•	John Dunn, Chief Executive Officer
•	Jonathan Douyard, Former Chief Financial Officer
•	Jacob Farmer, President, Fleet Vehicles and Services
•	Joshua Sherbin, Chief Legal, Administrative and Compliance Officer
Mr. Douyard was Shyft’s Chief Financial Officer for the entire 2024 fiscal year and resigned his employment with Shyft on December 31, 2024. Shyft’s non-employee directors are James Sharman (Chairman of Shyft’s Board), Michael Dinkins, Carl Esposito, Angela Freeman, Pamela Kermisch, Paul Mascarenas, Terri Pizzuto and Mark Rourke.
Treatment of Shyft Equity Awards
At the Effective Time, each award of restricted stock units in respect of Shyft Common Stock that vests solely based on the holder’s continued service (each, a “Shyft RSU”) that is held by an employee will be assumed by Aebi Schmidt and exchanged for time-vesting restricted stock units in respect of Aebi Schmidt Common Stock (each, an “Aebi Schmidt RSU”) of equivalent value and subject to substantially the same terms and conditions, including vesting and settlement terms, as applied to the corresponding Shyft RSU immediately prior to the Effective Time. The number of shares of Aebi Schmidt Common Stock subject to such Aebi Schmidt RSU will be equal to the product of (i) the total number of shares of Shyft Common Stock underlying such Shyft RSU prior to the Effective Time, multiplied by (ii) the Exchange Ratio.
At the Effective Time, each award of performance-based restricted stock units in respect of Shyft Common Stock (each, a “Shyft PSU”) that is held by an employee will be assumed by Aebi Schmidt and exchanged for an Aebi Schmidt RSU (i) for the period prior to the date of the Merger Agreement, in respect of the number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on the higher of target or actual performance as of immediately prior to the date of the Merger Agreement, multiplied by (y) the Exchange Ratio and (ii) for the period commencing on the date of the Merger Agreement and ending on the Effective Time, in respect of the number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on target performance, multiplied by (y) the Exchange Ratio. After the Effective Time, such Aebi Schmidt RSU will only be subject to time-vesting and will vest at the end of the specified performance period.
At the Effective Time, each award of restricted stock units in respect of Shyft Common Stock that is held by a current or former director of Shyft (each, a “Shyft Director RSU”) will vest in full, and will be cancelled in exchange for the right of the holder to receive the number of shares of Aebi Schmidt Common Stock equal to the product of (i) the total number of shares of Shyft Common Stock underlying such Shyft Director RSU, multiplied by (ii) the Exchange Ratio.
Ownership of Shyft Common Stock
As a group, the executive officers and non-employee directors of Shyft owned 754,393 shares of Shyft Common Stock as of April 1, 2025 (not including Shyft RSUs, Shyft PSUs and Shyft Director RSUs discussed above). In the event that the Merger were to be completed, Shyft’s officers and non-employee directors would receive the same merger consideration per share of Shyft Common Stock (on the same terms and conditions) as other Shyft shareholders, which is 1.040166432 shares of Aebi Schmidt Common Stock for each share of Shyft Common Stock held. If Shyft’s executive officers and non-employee directors continue to hold all of the shares of Shyft Common Stock beneficially owned by them as of April 1, 2025, then upon the completion of the Merger, such executive officers and non-employee directors would receive an aggregate of 784,694.28 shares of Aebi Schmidt Common Stock in respect of such shares of Shyft Common Stock. Purchases and dispositions of shares of Shyft Common Stock by Shyft’s executive officers and non-employee directors and vesting or settlement of currently unvested equity or equity-based awards, in each case prior to the completion of the Merger, will change the number of shares of Aebi Schmidt Common Stock such executives and non-employee directors will receive as a result of the completion of the Merger. The following table lists the number of shares of Shyft Common Stock held by Shyft’s executive officers and non-employee directors as of April 1, 2025.

Name	Number of Shares of Shyft Common Stock Held
Executive Officers
John Dunn	135,459
Jonathan Douyard	74,348
Jacob Farmer	103,889
Joshua Sherbin	143,003
Non-employee Directors
James A. Sharman	126,916
Michael Dinkins	16,549
Carl Esposito	13,198
Angela Freeman	24,755
Pamela Kermisch	8,698
Paul Mascarenas	69,374
Terri Pizzuto	17,100
Mark Rourke	21,104

Shyft Executive Severance Plan
Each of Shyft’s executive officers is eligible to receive severance benefits under the Shyft Group, Inc. Executive Severance Plan (the “Shyft Executive Severance Plan”). Under the Shyft Executive Severance Plan, if an executive incurs a Qualifying Termination, as defined below, during the period beginning on a Change in Control (as defined in the Shyft Executive Severance Plan) and ending 24 months after a Change in Control, the executive would be entitled to receive the following payments and benefits:
•
Cash Severance. A cash severance payment equal to (a) base salary continuation at the executive’s then-current base salary level, or, if greater, the rate in effect at any time within 180 days prior to the Qualifying Termination, for a period of 24 months (for Mr. Dunn, 36 months) after the Qualifying Termination and (b) two times (for Mr. Dunn, three times) the executive’s target annual cash incentive award (without proration).

•	Prorated Bonus. The pro-rata portion of the executive’s target annual bonus for the measurement period during which the Qualifying Termination occurs.
•	Vesting of RSUs. Full accelerated vesting of all outstanding Shyft RSUs upon the date on which the Qualifying Termination occurs.
•
Health Benefits. A portion of the executive’s COBRA premiums equal to the portion of such premiums (if any) Shyft would have paid had the executive’s employment with Shyft continued for 24 months (for Mr. Dunn, 36 months).

•	Outplacement Services. Reasonable outplacement services for 12 months following the Qualifying Termination.
Under the Shyft Executive Severance Plan, a “Qualifying Termination” is defined as an involuntary termination of the executive’s employment by Shyft without Cause (and other than because of death or disability) or the executive’s resignation for Good Reason (each as defined in the Shyft Executive Severance Plan). For purposes of the Shyft Executive Severance Plan, the Merger will constitute a Change in Control. Following the Merger, severance compensation payable to Shyft’s named executive officers may be limited by rules applicable to Swiss-domiciled public companies, often referred to as the Minder rules, that restrict severance payments that can be made to members of a company’s executive board and management board.
Special Cash Retention and Restricted Stock Awards
The Human Resources and Compensation Committee of the Shyft Board (the “HRCC”) believes that Messrs. Farmer and Sherbin are critical for business integration, the continued success of Shyft and driving value for Aebi Schmidt following the consummation of the Merger. To incentivize Messrs. Farmer and Sherbin to remain employed with Shyft through the Effective Time and to remain employed with Aebi Schmidt following the Effective Time, on December 15, 2024, the HRCC and the Shyft Board approved special cash retention awards to such executives. The gross amount of the cash retention awards is $1,600,000 for each executive. Mr. Sherbin’s special cash retention award was paid to him on December 31, 2024, subject to an obligation to repay such amount to Shyft on an after-tax basis if (x) the Merger is not consummated on or prior to December 31, 2025, (y) Mr. Sherbin resigns from employment without Good Reason or is terminated for Cause prior to the first anniversary of the Effective Time or (z) Mr. Sherbin’s employment terminates prior to the consummation of the Merger as a result of his death or disability. The cash retention award for Mr. Farmer will be paid to him at the Effective Time, subject to an obligation that Mr. Farmer repay such amount to the Surviving Corporation on an after-tax basis if Mr. Farmer resigns from employment without Good Reason or is terminated for Cause prior to the first anniversary of the Effective Time.
In addition, the HRCC and the Shyft Board approved grants of restricted stock to be made to each of Messrs. Farmer and Sherbin. These restricted stock awards will be with respect to the number of shares of Shyft Common Stock having an aggregate fair market value equal to $2,000,000 for each executive, based upon the average closing price of Shyft Common Stock during the period of 30 calendar days ending with the grant date. Each executive has made an election under Section 83(b) of the Code (such election, a “Section 83(b) Election”) to include the value of the grant in his taxable income for the 2024 calendar year. Each such restricted stock grant was divided into two parts, with one part being fully vested upon grant and one part vesting in three equal annual installments on each of the first three anniversaries of the Effective Time. The portion of the restricted stock grant that is fully vested for each executive consists of the number of shares of common stock of Shyft having a fair market value equal to the applicable taxes.

Other Compensation Actions; Code Section 280G
In connection with the Merger, certain executives of Shyft may, absent the actions described below, become entitled to payments and benefits that may be treated as “excess parachute payments” within the meaning of Section 280G of the Code. To mitigate the potential impact of Sections 280G and 4999 of the Code on Shyft and those executive officers, on December 15, 2024, the HRCC and Shyft’s Board approved, among other things, taking any one or more of the following actions with respect to compensation payable to Messrs. Dunn, Farmer and Sherbin:
•
Accelerated 2025 RSUs: if an annual Shyft RSU would otherwise be granted to an executive in 2025, such equity award may be granted on or prior to December 31, 2024 in the form of restricted stock, with one portion of the award being subject to vesting in annual installments over three years and one portion of the award being fully vested upon grant, with the portion that is fully vested at grant to consist of the number of shares having a fair market value equal to the applicable taxes;

•
Accelerated Annual Bonus: paying an annual bonus with respect to Shyft’s 2024 fiscal year, which bonus would otherwise be paid in March 2025, to an executive on or prior to December 31, 2024, based on achievement of 85% of target performance; and

•	Accelerated RSUs: accelerating the vesting of Shyft RSUs, which vesting is scheduled to occur during 2025, such that such Shyft RSUs vest and are settled on or prior to December 31, 2024.
After completing an analysis of the potential impact of Sections 280G and 4999 of the Code on Shyft and its executive officers, Shyft took the following specific actions pursuant to the authority described above:
•
On December 31, 2024, Shyft granted restricted stock awards to Messrs. Dunn and Sherbin. Mr. Dunn’s award relates to 184,805 shares of restricted stock having a fair market value of $2,169,611 (based upon the per share closing price of $11.74 of Shyft Common Stock on December 31, 2024); and Mr. Sherbin’s award relates to 47,386 shares of restricted stock having a fair market value of $556,312. These awards are in lieu of each such executive officer receiving an equity grant at the time that Shyft made annual equity grants to other key employees on March 28, 2025. As described above, one portion of each award is subject to vesting in annual installments over three years and one portion of each award was fully vested upon grant, with the portion that is fully vested at grant consisting of the number of shares of Shyft Common Stock having a fair market value equal to the applicable taxes.

•
On December 31, 2024, Shyft paid annual bonuses in the gross amounts of $663,000, $291,550, and $282,625 to Messrs. Dunn, Farmer, and Sherbin, respectively. These amounts reflect payment at 85% of target performance. Such bonuses would have ordinarily been paid to the executive during March 2025, when Shyft pays annual bonuses to employees generally.

•
On December 18, 2024, Shyft accelerated the vesting of 37,272 Shyft RSUs held by Mr. Dunn, 18,124 Shyft RSUs held by Mr. Farmer, and 22,817 Shyft RSUs held by Mr. Sherbin. Under the terms of the applicable agreements, these Shyft RSUs would have vested during 2025.

Summary of Potential Transaction Payments to Named Executive Officers
The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation of Shyft’s named executive officers that is based on or otherwise relates to the Merger, as described more fully above in the section entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger.” Such amounts have been calculated assuming, among other things, that (i) none of the named executive officers receives any additional equity awards prior to the Effective Time, (ii) each named executive officer experiences a Qualifying Termination at or immediately following the Effective Time, (iii) the executive’s annual base salary and target annual bonus at the Effective Time are equal to the executive’s current annual base salary rate and target annual bonus amount, and (iv) each of the named executive officers has properly executed any required releases and complied with all other requirements (including abiding by any applicable restrictive covenants) to receive all payments and benefits.

Mr. Douyard was Shyft’s Chief Financial Officer for the entire 2024 fiscal year and resigned his employment with Shyft effective December 31, 2024. The SEC’s disclosure rules provide that Shyft assumes that the Merger occurred on the latest practicable date, which would occur after Mr. Douyard’s departure. Therefore, Mr. Douyard would not be eligible for any of the severance payments and benefits provided to Shyft’s other named executive officers.

	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Total ($)
John Dunn Chief Executive Officer	5,247,450	3,172,291	79,464	8,499,205
Jonathan Douyard(1) Former Chief Financial Officer	―	―	―	―
Jacob Farmer President, Fleet Vehicles and Services	3,501,813	3,161,440	52,976	6,716,229
Joshua Sherbin Chief Legal, Administrative and Compliance Officer	3,443,594	3,356,577	18,667	6,818,838

(1)
Due to Mr. Douyard’s resignation, he is not entitled to any cash benefits or continuing health care coverage. In addition, all of Mr. Douyard’s unvested Shyft RSU and Shyft PSU awards were forfeited upon his termination of employment.

(2)
The amounts in this column represent the aggregate cash compensation payable to Shyft’s executive officers in connection with the Merger, consisting of (i) for each of Messrs. Farmer and Sherbin, a cash retention bonus amount equal to $1,600,000 (see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger―Special Cash Retention and Restricted Stock Awards”); and (ii) cash severance payments under the Shyft Executive Severance Plan (see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger―Shyft Executive Severance Plan”). The retention bonuses described in the foregoing clause (i) constitute a “single-trigger” arrangement and the severance benefits described in the foregoing clause (ii) constitute a “double-trigger” arrangement. The calculation of severance payments that maybe become due disregards certain rules applicable to Swiss-domiciled public companies, often referred to as the Minder rules, that restrict the amount of severance payments that can be made to members of a company’s executive board and management board. Therefore, it is expected that Shyft’s named executive officers who continue to work for the Combined Company (i.e., Jacob Farmer and Joshua Sherbin) will enter into new employment agreements with Aebi Schmidt that will (i) be mutually agreeable between the executive officers and Aebi Schmidt, (ii) be effective as of the Effective Time, and (iii) no longer provide for any severance payments. In such employment agreements, certain other benefits permitted by Swiss law will be provided to such executives. Such employment agreements will provide a notice period of one year and a compensated non-compete obligation for one year following termination.

	Retention Bonus ($)	Severance Payments ($)	Total Cash ($)
John Dunn	―	5,247,450	5,247,450
Jonathan Douyard	―	―	―
Jacob Farmer	1,600,000	1,901,813	3,501,813(5)
Joshua Sherbin	1,600,000	1,843,594	3,443,594(5)

(3)
The amounts in this column represent the aggregate equity value of compensation payable to Shyft’s executive officers in connection with the Merger, consisting of (i) for each of Messrs. Farmer and Sherbin, restricted stock awards with respect to 159,872 shares of Shyft Common Stock, which is the number of shares of Shyft Common Stock having an aggregate fair market value equal to $2,000,000, calculated based upon a per share price of $12.51, which was the average closing price of Shyft Common Stock during the period of 30 calendar days ending with December 31, 2024; the fair market value of such shares is based upon the closing price per share of $11.74 on December 31, 2024 is $1,876,897 (see “Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger―Special Cash Retention and Restricted Stock Awards”); and (ii) if any executive were to be involuntarily terminated without Cause or to resign for Good Reason within 24 months following the completion of the Merger, such executive would receive accelerated vesting of all outstanding Aebi Schmidt RSUs (see “Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger―Shyft Executive Severance Plan”). The amount of the payments with respect to such acceleration are based upon a price of $8.03 per share of Shyft Common Stock, which was the closing price for Shyft Common Stock on April 1, 2025. The restricted stock awards and the acceleration described in the foregoing clauses (i) and (ii) constitute “double-trigger” arrangements.

	Retention Restricted Stock Grants ($)	Acceleration of Outstanding RSUs ($)	Total Equity ($)
John Dunn	―	3,172,291	3,172,291
Jonathan Douyard	―	―	―
Jacob Farmer	1,876,897	1,284,543	3,161,440
Joshua Sherbin	1,876,897	1,479,680.07	3,356,577

(4)
The amounts in this column represent the value of the employer portion of COBRA premiums for continuation of health care benefits elected by the executive for a period of 24 months (for Mr. Dunn, 36 months), which would be required to be provided to the executive in the event of a Qualifying Termination that occurs within 24 months following the Effective Time (see “Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger―Shyft Executive Severance Plan”). This benefit constitutes a “double trigger” arrangement.

COBRA Benefits
John Dunn	79,464
Jonathan Douyard	―
Jacob Farmer	52,976
Joshua Sherbin	18,667

(5)
The total cash compensation applies in case the employment with the relevant employees is terminated before the Effective Time, provided that such termination constitutes a “Qualifying Termination”, i.e., an involuntary termination of the executive’s employment by Shyft without Cause (and other than because of death or disability) or an executive’s resignation for Good Cause (each as defined in the Shyft Executive Severance Plan). With effect after the Effective Time, as noted above, it is expected that Shyft will enter into new employment agreements with Jacob Farmer and Joshua Sherbin, which will no longer provide for any severance payments. See the preceding footnote (2) for more details.

Governance of the Combined Company Following the Merger
Name of Company; Headquarters
Shyft and Aebi Schmidt have agreed that the name of the Combined Company will be “Aebi Schmidt Holding AG”. Aebi Schmidt will continue to be a Swiss-domiciled stock corporation (Aktiengesellschaft), headquartered in Switzerland, with a strong presence and significant footprint in the U.S.
Board of Directors
As of the Closing, the Combined Company Board will be comprised of eleven (11) members, five (5) of whom will be designated by Shyft (who will initially be James A. Sharman, Michael Dinkins, Paul Mascarenas, Terri Pizzuto and Angela Freeman) and six (6) of whom will be designated by Aebi Schmidt (who will initially be Barend Fruithof, Peter Spuhler, Daniela Spuhler, Andreas Rickenbacher, Patrick Schaub and Martin Ritter). Mr. Sharman, the current Chairman of Shyft’s Board, will serve as the initial Chairman of the Combined Company Board. The Combined Company Board will satisfy the applicable independence standards of Nasdaq.
Concurrently at the Closing, Aebi Schmidt and the PCS Parties will enter into the Relationship Agreement, in substantially the form attached to this proxy statement/prospectus as Annex C-1 (the “PCS Relationship Agreement”), pursuant to which, among other things, PCS will have the right to designate for nomination (i) four (4) qualified directors to the Combined Company Board for so long as the PCS Parties, together with their affiliates and respective permitted transferees, beneficially own at least 35% of the outstanding Aebi Schmidt Common Stock, (ii) three (3) qualified directors to the Combined Company Board for so long as the such persons beneficially own at least 25% of the outstanding Aebi Schmidt Common Stock, (iii) two (2) qualified directors to the Combined Company Board for so long as such persons beneficially own at least 15% of the outstanding Aebi Schmidt Common Stock, and (iv) one (1) qualified director to the Combined Company Board for so long as such persons beneficially own at least 12.5% of the outstanding Aebi Schmidt Common Stock (the “12.5% Condition”). Under the PCS Relationship Agreement, the PCS Parties will be required to cause the applicable number of directors designated by PCS for the nomination and actually appointed to the Combined Company Board to promptly tender their resignations from the Combined Company Board (and any committee thereof) to the extent necessary to ensure that the number of such directors designated by PCS and actually appointed to the Combined Company Board does not exceed the number of directors that the PCS Parties would then be entitled to designate for nomination to the Combined Company Board pursuant to the PCS Relationship Agreement. In addition, the PCS Relationship Agreement will require the parties thereto to consider in good faith a reduction of the size of the Combined Company Board to nine (9) directors from and after the 2026 annual general meeting of the Combined Company. Pursuant to the PCS Relationship Agreement, for so long as the 12.5% Condition is satisfied, the Governance and Sustainability Committee of the Combined Company will be required to consult with PCS regarding the identity of the Chairman of the Combined Company Board (it being acknowledged and agreed by PCS that the Chairman of the Combined Company Board and the Chief Executive Officer of the Combined Company will be different individuals).
Following the Closing, the Combined Company will maintain an Audit Committee, a Compensation Committee, and a Governance and Sustainability Committee. The Charter of the Governance and Sustainability Committee will be in the form attached to the Merger Agreement as Exhibit F). Barend Fruithof, the current Chief Executive Officer of Aebi Schmidt, will continue to serve as the Chief Executive Officer of the Combined Company.

Closing and Effective Time of the Merger
The Closing will take place (i) at the offices of Davis Polk, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but in no event later than three (3) business days) after the date on which all closing conditions have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (ii) at such other time or place as Shyft and Aebi Schmidt may agree in writing.
Subject to the satisfaction or waiver of the conditions to the Closing described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger,” including the approval of the Merger Proposal at the Special Meeting, it is anticipated that the Merger will close in the middle of the 2025 fiscal year. It is possible that factors outside the control of both companies could result in the Merger being completed at a different time, or not at all. The Merger will be effective on the date and time of the filing of the certificate of merger (in a form attached to the Merger Agreement as Exhibit C), or such later date and time as the parties will agree and specify in such certificate of merger.
Regulatory Approvals
Completion of the Merger is subject to the receipt or waiver of certain required regulatory approvals, including the receipt of antitrust clearance in the U.S., Germany, and Austria.
At any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act and receipt or waiver of any required foreign regulatory approvals, the DOJ, FTC or any U.S. state, or any other U.S. or non-U.S. governmental authority could take such action under applicable antitrust laws, foreign direct investment laws or other applicable laws as any such authority deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of the parties. A competitor, customer or other private third party also may seek to take legal action under the antitrust laws challenging or seeking to enjoin the transactions, before or after they are consummated.
Under the Merger Agreement, Shyft, Aebi Schmidt, Holdco, and Merger Sub must use reasonable best efforts to take all necessary actions to obtain all approvals of governmental authorities required to complete the transactions. For a description of the parties’ obligations with respect to regulatory and other governmental approvals related to the transactions, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Efforts to Obtain Regulatory Approval.”
HSR Approval
Under the HSR Act and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extensions thereof) has expired or been terminated. On December 23, 2024, each of Shyft and Aebi Schmidt filed with the FTC and the DOJ notification and report forms under the HSR Act with respect to the proposed Merger. The waiting period with respect to the notification and report forms filed under the HSR Act expired on January 22, 2025.
German Merger Control Approval
Germany’s review of mergers is governed by the German Act Against Restraints of Competition (as amended). For transactions meeting the jurisdictional thresholds for a mandatory and suspensory filing, a merger may not be completed until notification has been filed with the FCO and the merger has received clearance from the FCO. On January 20, 2025, Peter Spuhler and PCS Holding AG filed notification of the Merger with the FCO. Clearance was obtained on January 29, 2025.
Austria Merger Control Approval
Austria’s review of mergers is governed by the Austrian Cartel Act 2005, and the Austrian Cartel and Competition Law Amendment Act 2021. For transactions meeting the jurisdictional thresholds for a mandatory and suspensory filing, a merger may not be completed until notification has been filed with the FCA and the merger has received clearance from the FCA. On January 20, 2025, PCS Holding AG filed notification of the Merger with the FCA. Clearance was obtained on February 20, 2025.

Accounting Treatment
The Merger will be accounted for as a “forward merger” using the acquisition method of accounting, pursuant to ASC 805, with Aebi Schmidt treated as the legal and accounting acquirer and Shyft treated as the legal and accounting acquiree. Aebi Schmidt has been determined to be the accounting acquirer primarily based on an evaluation of the following facts and circumstances:
•	Aebi Schmidt’s existing shareholders will hold a majority (holding approximately 52%) of the issued and outstanding shares of Aebi Schmidt Common Stock as of immediately following the Closing;
•
Aebi Schmidt’s two largest shareholders as of immediately prior to the Closing will continue to be the two largest holders of shares of Aebi Schmidt Common Stock immediately following the Effective Time (holding approximately 35% and 13% of the shares of Aebi Schmidt Common Stock, respectively);

•
As of immediately following the Effective Time, Aebi Schmidt will designate the majority (six members) of the eleven-member Combined Company Board, and the largest existing shareholder of Aebi Schmidt as of immediately prior to the Closing will be one of such board members;

•	Aebi Schmidt’s existing chief executive officer will be the Combined Company’s chief executive officer as of immediately following the Closing;
•	Aebi Schmidt is relatively larger in size than Shyft with respect to assets, revenues, and earnings; and
•
As of immediately following the Closing, the Combined Company will retain the name “Aebi Schmidt Holding AG”, which will continue to be a Swiss-domiciled stock corporation (Aktiengesellschaft) headquartered at Aebi Schmidt’s current corporate office in Switzerland.

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired, and liabilities assumed, upon consummation of a business combination. Accordingly, the total purchase price paid by Aebi Schmidt, as the accounting acquirer, to acquire Shyft will be allocated to the assets acquired, and liabilities of Shyft assumed, based upon preliminary estimated fair values. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill; however, the net assets of Aebi Schmidt will continue to be recognized at historical cost. Furthermore, because Aebi Schmidt is treated as the accounting acquirer, prior period financial information presented in the Combined Company’s financial statements will reflect the historical financial activity of Aebi Schmidt. For a more complete summary, please see the sections of this proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Listing of Aebi Schmidt Common Stock on Nasdaq
Following the consummation of the Merger, the shares of Aebi Schmidt Common Stock are expected to be listed for trading on Nasdaq under the symbol “AEBI.”

THE MERGER AGREEMENT
Explanatory Note Regarding the Merger Agreement
The following section summarizes material provisions of the Merger Agreement, which is included in this proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of each of Shyft, Aebi Schmidt, Holdco and Merger Sub are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Shyft’s shareholders are urged to read the Merger Agreement carefully and in its entirety as well as this proxy statement/prospectus before making any voting decisions, including the approval of the Merger Proposal.
The Merger Agreement is included in this proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Shyft, Aebi Schmidt, Holdco and Merger Sub or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made only for purposes of the Merger Agreement and as of specified dates and were qualified and subject to important limitations agreed to by the parties, were solely for the benefit of the other parties to the Merger Agreement and:
•	may not be intended as statements of fact, but rather as a way of contractually allocating the risk between the parties in the event the statements therein prove to be inaccurate;
•	have been qualified by certain confidential disclosures that were made between the parties to the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; and
•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors and reports and documents filed with the SEC.
Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents of Shyft incorporated by reference into this proxy statement/prospectus. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, and such subsequent information may or may not be fully reflected in Shyft’s or Aebi Schmidt’s public disclosures. The representations and warranties in the Merger Agreement will not survive the completion of the Merger.
This summary is qualified in its entirety by reference to the Merger Agreement.
Terms of the Merger; Merger Consideration
The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt.
At the Effective Time, by virtue of the Merger and without any action on the part of any of Shyft, Aebi Schmidt, Merger Sub or Holdco:
•
each share of Shyft Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Shyft Common Stock that are held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of the Aebi Schmidt Common Stock, subject to any adjustments and withholdings described in the Merger Agreement;

•
each share of Shyft Common Stock that is held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries as of immediately prior to the Effective Time will automatically be cancelled and retired without any conversion thereof and will cease to exist, and no consideration shall be delivered or receivable in exchange therefor; and

•
each share of common stock, no par value, of Merger Sub issued and outstanding as of immediately prior to the Effective Time will automatically be converted into and become one share of common stock, no par value, of the Surviving Corporation and will constitute the only issued and outstanding shares of capital stock of the Surviving Corporation.

As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock on a pro forma basis, in each case, as of immediately following the Effective Time. Peter Spuhler, an existing shareholder of Aebi Schmidt, will beneficially own approximately 35% of Aebi Schmidt Common Stock immediately following the Effective Time.
Exchange of Shares; Fractional Shares
Prior to the Closing, Aebi Schmidt and Shyft will appoint an exchange agent (the “Exchange Agent”) in connection with the delivery of the Merger Consideration, as described below.
On or prior to the Effective Time, Aebi Schmidt will cause Holdco to issue to the Exchange Agent certain membership interests of Holdco. Immediately after the Effective Time, Aebi Schmidt will cause the Exchange Agent to contribute the membership interests of Holdco then-held by the Exchange Agent to Aebi Schmidt in exchange for the issuance of a number of uncertificated shares of Aebi Schmidt Common Stock to the Exchange Agent equal to the aggregate Merger Consideration, which shares will be held by the Exchange Agent for the purposes of effecting the exchange described below. Aebi Schmidt has also agreed to make available to the Exchange Agent cash sufficient to pay any dividends to which the holders of shares of Shyft Common Stock may be entitled and cash in lieu of any fractional share of Aebi Schmidt Common Stock to which such holders may be entitled, in each case, as described below.
As soon as reasonably practicable after the Effective Time, the Exchange Agent will provide a letter of transmittal to each person who is or will be, as of immediately prior to the Effective Time, a holder of record of Shyft Common Stock together with instructions for use in effecting the payment of the applicable Merger Consideration.
Each holder of shares of Shyft Common Stock that have been converted into the right to receive the Merger Consideration will be entitled to receive such holder’s applicable portion of the Merger Consideration (together with any dividends and any cash in lieu of any fractional shares of Shyft Common Stock, as described below) from the Exchange Agent upon (i) in the case of a share of Shyft Common Stock represented by a certificate, delivery to (and receipt by) the Exchange Agent of such certificate, together with a properly completed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or (ii) in the case of each uncertificated share of Shyft Common Stock, receipt of an “agent’s message” by the Exchange Agent.
As of the Effective Time, all issued and outstanding shares of Shyft Common Stock (including certificated and uncertificated shares of Shyft Common Stock) will no longer be outstanding, will be cancelled and retired and will cease to exist and will thereafter represent only the right to receive the Merger Consideration as described above and the right, if any, to receive cash in lieu of any fractional shares and any dividends or other distributions with respect to Aebi Schmidt Common Stock, as described below, subject to the terms and conditions set forth in the Merger Agreement. No interest will be paid or accrue on any cash payable upon exchange of any shares of Aebi Schmidt Common Stock.
No fractional shares of Aebi Schmidt Common Stock will be issued in the Merger. All fractional shares of Aebi Schmidt Common Stock that a Shyft shareholder would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such Shyft shareholder will be entitled to receive, in lieu of such fractional shares, from Aebi Schmidt an amount in cash (rounded down to the nearest cent), without interest, determined by multiplying the fraction of such fractional share of Aebi Schmidt Common Stock by the closing sale price of a share of Aebi Schmidt Common Stock on Nasdaq on the first full trading day immediately following the Effective Time.
Following the surrender of any certificates representing Shyft Common Stock or the transfer of any uncertificated shares to the Exchange Agent, Aebi Schmidt will pay, or cause to be paid, without interest, to the person in whose name the shares of Aebi Schmidt Common Stock constituting the Merger Consideration have been registered, (i) in connection with the payment of the Merger Consideration, (A) the amount of any cash payable in lieu of fractional shares to which such person is entitled as described above, and (B) the aggregate amount of all dividends payable with respect to such shares of Aebi Schmidt Common Stock with a record date on or after the Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends payable with respect to shares of Aebi Schmidt Common Stock constituting the Merger Consideration with a record date on or after the Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer.
The Merger Consideration will, subject to certain exceptions, be adjusted appropriately and proportionately in connection with any reclassification, recapitalization, stock split (including reverse stock split) or combination, merger, combination, exchange, consolidation, equity issuance or readjustment of shares, subdivision, forfeiture or other similar transaction, or any stock dividend with respect to the equity interests of Aebi Schmidt and Shyft (but excluding any change that results from any exercise of Shyft equity awards) occurring after the date of the Merger Agreement and prior to the Effective Time to eliminate the effect of any such event on the Merger Consideration or any such other amounts payable pursuant to the Merger Agreement.
Treatment of Shyft Equity Awards
At the Effective Time, each Shyft RSU that is held by an employee will be assumed by Aebi Schmidt and exchanged for an Aebi Schmidt RSU of equivalent value and subject to substantially the same terms and conditions, including vesting and settlement terms, as applied to the corresponding Shyft RSU immediately prior to the Effective Time. The number of shares of Aebi Schmidt Common Stock subject to such Aebi Schmidt RSU will be equal to the product of (i) the total number of shares of Shyft Common Stock underlying such Shyft RSU prior to the Effective Time, multiplied by (ii) the Exchange Ratio.
At the Effective Time, each Shyft PSU that is held by an employee will be assumed by Aebi Schmidt and exchanged for an Aebi Schmidt RSU (i) for the period prior to the date of the Merger Agreement, in respect of the number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on the higher of target or actual performance as of immediately prior to the date of the Merger Agreement, multiplied by (y) the Exchange Ratio and (ii) for the period commencing on the date of the Merger Agreement and ending on the Effective Time, in respect of the number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on target performance, multiplied by (y) the Exchange Ratio. After the Effective Time, such Aebi Schmidt RSU will only be subject to time-vesting and will vest at the end of the specified performance period.
At the Effective Time, each Shyft Director RSU will vest in full, and will be cancelled in exchange for the right of the holder to receive the number of shares of Aebi Schmidt Common Stock equal to the product of (i) the total number of shares of Shyft Common Stock underlying such Shyft Director RSU, multiplied by (ii) the Exchange Ratio.
Treatment of Shyft ESPP
Pursuant to the Merger Agreement, Shyft adopted resolutions and took other actions required to provide that (a) no offering period under The Shyft Group, Inc. 2011 Employee Share Purchase Plan (the “Shyft ESPP”) will commence after the date of the Merger Agreement, (b) no individual participants in any Shyft ESPP will be permitted to (x) increase the amount of his or her payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement or make any non-payroll contributions to the Shyft ESPP, (c) no individual who is participating in the Shyft ESPP as of the date of the Merger Agreement may commence participating in the offering period that is in effect under the Shyft ESPP on the date of the Merger Agreement and (d) subject to the consummation of the Merger, the Shyft ESPP will terminate, effective immediately as of the Effective Time.
Completion of the Merger
The Closing will take place at the offices of Davis Polk, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but in no event later than three (3) business days) after the date on which all closing conditions have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time or place as Shyft and Aebi Schmidt may agree in writing.

At Closing, Shyft will file a certificate of merger (in a form attached to the Merger Agreement as Exhibit C) with the Department of Licensing and Regulatory Affairs of the State of Michigan. The Merger will become effective at such time as such certificate of merger is duly filed with the Department of Licensing and Regulatory Affairs of the State of Michigan, or at such later date or time as may be agreed by Aebi Schmidt and Shyft in writing and specified in such certificate of merger in accordance with the MBCA.
Aebi Schmidt and Shyft currently expect the Closing to occur in the middle of the 2025 fiscal year. However, as the Merger is subject to the receipt of certain required regulatory clearances and the satisfaction or waiver of other conditions described in the Merger Agreement, it is possible that factors outside the control of Aebi Schmidt and Shyft could result in the Merger being completed at a later time or not at all.
Representations and Warranties
The Merger Agreement contains generally reciprocal representations and warranties, except as otherwise indicated below. Each of Aebi Schmidt and Shyft has made representations and warranties regarding, among other things:
•	organization, existence, standing, qualification to do business, corporate organizational power, effectiveness of organizational documents;
•	authority with respect to the execution and delivery of the Merger Agreement, and the due and valid execution and delivery and enforceability of the Merger Agreement;
•	required regulatory filings and consents and approvals of governmental authorities;
•	absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws;
•	capitalization;
•	ownership of subsidiaries;
•
fair presentation and compliance with U.S. GAAP (in the case of Shyft) and Swiss GAAP FER or the applicable local generally accepted accounting principles, as applicable (in the case of Aebi Schmidt) with respect to accounting standards respect to financial statements;

•	internal controls and disclosure controls and procedures;
•	accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus;
•	conduct of their business in the ordinary course and the absence of a material adverse effect;
•	absence of undisclosed material liabilities;
•	absence of certain litigation;
•	possession of, and compliance with, necessary permits;
•	compliance with applicable laws (including certain domestic and foreign anti-corruption laws, anti-bribery laws, customers and international trade laws and sanctions);
•	certain material contracts;
•	taxes;
•	employee matters and employee benefit plans;
•	labor matters;
•	intellectual property and information technology (including data protection);
•	environmental matters;
•	insurance coverage;
•	real property and personal property;
•	transactions with affiliates;

•	advisors’ fees payable in connection with the Merger and the other Transactions; and
•	absence of ownership interest in the other party’s common stock.
The Merger Agreement contains additional representations and warranties of Aebi Schmidt relating to financing for certain Transactions.
The Merger Agreement contains additional representations and warranties of Shyft relating to the following:
•	timely filing of, and accuracy of, SEC reports and compliance with applicable securities laws; and
•	receipt by the Shyft Board of an opinion of Shyft’s financial advisor.
The Merger Agreement also contains certain representations and warranties with respect to each of Merger Sub and Holdco including, without limitation, corporate organization, lack of prior business activities, capitalization, absence of material assets or liabilities and authority with respect to the execution and delivery of the Merger Agreement.
Certain representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue, inaccurate or incorrect unless their failure to be true or correct would, individually or in the aggregate, be material or have a material adverse effect, as the case may be). In addition, certain of the representations and warranties in the Merger Agreement are subject to “knowledge” qualifications (that is, those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge that such representation or warranty was untrue, inaccurate or incorrect). Furthermore, each of the representations and warranties is subject to the qualifications set forth in the parties’ disclosure schedules and, for Shyft only, Shyft’s SEC filings filed on or after January 1, 2022 and publicly available prior to the date of the Merger Agreement (other than any disclosures (x) contained in any part of any of Shyft’s SEC filings entitled “Risk Factors,” (y) set forth in any “Forward-Looking Statements” disclaimer or (z) that are primarily cautionary, non- specific, forward looking or predictive in nature).
For purposes of the Merger Agreement, a “material adverse effect” when used in reference to Aebi Schmidt or Shyft, means any event, circumstance, development, occurrence, change or effect that has a material adverse effect on the condition (financial or otherwise), business or results of operations of the referenced party and its subsidiaries, taken as a whole, except that the definition of “material adverse effect” generally excludes any of the following and any effect that results from or arises out of:
•	changes in conditions generally affecting U.S. or global economic, business or regulatory conditions, including changes in U.S. or global securities, credit, financial, debt or other capital markets;
•	changes in conditions generally affecting the industry in which such party and its subsidiaries operate;
•
general changes in national or international political conditions (including any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency);

•
any changes in geopolitical conditions, the outbreak or escalation of hostilities, any actual or threatened acts of war, sabotage, cyber-attack or terrorism or natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events or other “acts of God”) or any escalation or worsening thereof or any responses thereto (including the war in Ukraine and the conflicts in the Middle East (including hostilities in Israel, the Palestinian territories, Yemen and southern Lebanon) and any evolutions thereof and any sanctions or other applicable laws, directives, policies, guidelines or recommendations promulgated by any governmental authority in connection therewith);

•
global health conditions, including any epidemics, pandemics or other outbreak of disease or public health events (including COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus) and any developments related thereto) and any changes in business travel patterns or remote working practices relating thereto or arising therefrom or actions taken by governmental authorities as a result thereof;

•
any failure, in and of itself, by such party or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect, unless otherwise excluded from the “material adverse effect” definition);
•
the execution and delivery of the Merger Agreement, the public announcement, the pendency of the Merger Agreement, the impact thereof on the relationships of the referenced party and its subsidiaries with its customers, suppliers or partners or the consummation of the Merger (except with respect to any representation or warranty expressly intended to address the consequences of the execution and delivery of the Merger Agreement, the pendency of the Merger Agreement or the consummation of the Merger);

•
any changes after the date of the Merger Agreement in (x) any applicable law, (y) U.S. GAAP (in the case of Shyft) or (z) Swiss GAAP FER or the applicable local generally accepted accounting principles, as applicable (in the case of Aebi Schmidt), including, in each case of clauses (x) through (z), the authoritative interpretation or enforcement thereof;

•	any action required by a governmental authority pursuant to antitrust laws in connection with the transactions contemplated under the Merger Agreement;
•	for Shyft only, any litigation by Shyft’s shareholders in connection with the Transactions;
•
as applicable to Aebi Schmidt, any action or omission taken by Aebi Schmidt pursuant to the prior written consent or request of Shyft and, as applicable to Shyft, any action or omission taken by Shyft pursuant to the prior written consent or request of Aebi Schmidt; and

•
for Shyft only, any decline, in and of itself, in the market price or trading volume of Shyft Common Stock (except that the facts giving rise to or contributing to such decline may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect, unless otherwise excluded from this definition).

However, the exceptions described in the first, third, fourth, fifth and seventh bullet points above will not apply unless any such event, circumstance, development, occurrence, change or effect described in such sentence has a disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to other companies in the industries in which such party and its subsidiaries operate.
Conduct of Business
Each of Aebi Schmidt and Shyft has agreed to certain covenants in the Merger Agreement governing the conduct of its respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. In general, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, except as (i) required by applicable law, (ii) set forth in the disclosure schedules of the applicable party, (iii) otherwise expressly required or expressly permitted by the Merger Agreement, or (iv) otherwise consented to in writing by the other party (which consent may not be unreasonably withheld, conditioned or delayed), each of Aebi Schmidt and Shyft will, and will cause each of its subsidiaries to, (x) use its and their reasonable best efforts to conduct its business in the ordinary course of business and in compliance in all material respects with all applicable laws and (y) use its and their reasonable best efforts to (A) preserve intact its business organization and relationships with customers, suppliers, lenders, lessors, regulators other third parties having material business relationships with such party and its subsidiaries; (B) keep available the services of the directors, officers and employees of such party and its subsidiaries; and (C) maintain in effect all material permits of such party and its subsidiaries. In addition, except (x) as otherwise specifically contemplated by the Merger Agreement, (y) as may be required by law or order of a governmental authority, or (z) as otherwise set forth in the applicable disclosure schedule, unless the other party otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), Shyft and Aebi Schmidt will not, and will cause each of its subsidiaries not to:
•	adopt or propose any change to its articles or certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise);
•
(i) merge or consolidate with any other individual or entity; (ii) acquire any interest in any corporation, partnership, other business organization or any division or assets thereof, securities or property, other than (A) solely in the case of Shyft, acquisitions for which a letter of intent or a memoranda of understanding has been executed prior to the date of the Merger Agreement; or (B) transactions (1) solely among each party and its wholly owned subsidiaries or (2) solely among each party’s wholly owned subsidiaries; or (iii) adopt or publicly propose a plan, resolution or authorization of complete or partial liquidation, dissolution, recapitalization or restructuring;
•
(i) split, combine or reclassify any shares of its capital stock (other than transactions (A) solely among each party and its wholly owned subsidiaries or (B) solely among each party’s wholly owned subsidiaries); (ii) amend any term or alter any rights of any of its outstanding equity securities; (iii) declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities (other than dividends or distributions by a subsidiary to each party); or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of each party or its subsidiaries or any rights, warrants or options to acquire any such shares or other securities, other than (A) solely in the case of Shyft, (x) repurchases of shares of Shyft Common Stock in connection with the exercise, vesting or settlement of Shyft RSUs outstanding as of the date of the Merger Agreement or issued in the ordinary course following the date of the Merger Agreement (but only to the extent expressly permitted by the next paragraph) in accordance with the terms of the applicable Shyft stock plan and applicable award agreements (in effect as of the date of the Merger Agreement) of such Shyft RSU; and (y) share repurchases complete in accordance with Shyft’s share repurchase program, and (B) solely in the case of Aebi Schmidt, repurchases of shares of Aebi Schmidt Common Stock up to 0.25% of the issued shares of Aebi Schmidt Common Stock in connection with a termination of employment of a holder of Aebi Schmidt Common Stock issued under the Aebi Schmidt stock plan, in each case, outstanding as of the date of the Merger Agreement or issued in the ordinary course following the date of the Merger Agreement in accordance with the terms of the Aebi Schmidt stock plan and applicable agreements under which such shares of Aebi Schmidt Common Stock were purchased (as in effect as of the date of the Merger Agreement);

•
(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants, options to acquire or other derivative instruments with respect to, any such capital stock or any such convertible securities, other than, solely in the case of Shyft, grants of Shyft RSUs in the ordinary course consistent with past practice as described in the applicable section of the Shyft disclosure schedule or the issuance of any shares of Shyft Common Stock upon the exercise, vesting or settlement of shares of Shyft RSU that are outstanding on the date of the Merger Agreement, in each case, in accordance with the terms of the applicable award agreements (as of the date of the Merger Agreement) of such Shyft RSU or (ii) enter into any agreement with respect to the voting of any of its capital stock;

•
authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (i) as set forth in the capital expenditure budget in the applicable disclosure schedule and (ii) any other capital expenditures not to exceed $1,000,000 in the aggregate;

•
(i) transfer, sell, lease or otherwise dispose of any subsidiary or any division there of or of such party or any assets, securities or property, other than (A) sales or dispositions of inventory in the ordinary course or (B) transactions (1) solely among each party and its wholly owned subsidiaries or (2) solely among each party’s wholly owned subsidiaries;

•
sell, assign, transfer or otherwise dispose of, license or sublicense (other than pursuant to non-exclusive licenses or sublicenses granted to third parties in the ordinary course of business), abandon, allow to lapse, or otherwise fail to take any action reasonably designed to maintain, enforce or protect any material patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by each party or any of its subsidiaries;

•
make any loans, advances or capital contributions, other than loans, advances or capital contributions (i) by each party to one or more of its subsidiaries, (ii) by any subsidiary of a party to such party, any other subsidiary of such party, in each case, in the ordinary course of business pursuant to obligations that require the making of such loan, advance or capital contribution (as applicable) under contracts in effect as of the date of the Merger Agreement;

•
create or incur any lien (except for a permitted lien and any other liens created or incurred in connection with any indebtedness permitted to be incurred or established as described below) on any material asset;

•
(i) enter into any material contract (including by amendment) or any material real property lease, or (ii) terminate, renew, extend or amend in any material respect any material contract or material real property lease or waive any material right thereunder, in each case of clause (i) and (ii), other than in the ordinary course of business or, solely in the case of Aebi Schmidt, in connection with a renewal on terms at least as favorable to Aebi Schmidt and its subsidiaries and for a term no longer than the existing term;

•
except as required by (x) the terms of any employee plan as in effect as of the date the Merger Agreement, (y) the terms of any collective bargaining agreement as in effect as of the date of the Merger Agreement, or (z) solely in the case of Shyft, as set forth in Shyft’s disclosure schedule, (i) grant any change in control, retention or severance to (or amend any such existing arrangement with) any current or former director, officer, employee or individual independent contractor or other service provider of each party or its subsidiaries, (referred to together as “service providers”); (ii) establish, adopt, amend, terminate or enter into any employee plan or collective bargaining agreement, except for any amendment that is in the ordinary course of business and would not result in a material increase in the cost related thereto for such party, the other party, the Surviving Corporation or any of their respective subsidiaries; (iii) grant or amend any long-term cash, equity or equity-based awards to, or accelerate the vesting or payment of any such awards held by, any service provider; (iv) increase the compensation, bonus or other benefits payable to any service provider, other than ordinary course annual increases in base salary or hourly wage to employee of not more than 5% in the aggregate, except as may be required by applicable law; (v) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any employee plan; (vi) (A) hire any service provider whose annual base compensation is or will be in excess of $300,000 and will be an “officer” as defined under Section 16(a) of the Exchange Act or any other person with the title of “general manager” or a substantially equivalent title, or (B) terminate (other than in the ordinary course of business or for cause, as determined in accordance with past practice) any service provider whose annual base compensation is or will be in excess of $300,000 and is or will be an “officer” as defined under Section 16(a) of the Exchange Act or any other person with the title of “general manager” or a substantially equivalent title;

•	implement or take steps toward implementing a reduction in force, mass layoff, or plant closing;
•	waive, release, amend or fail to enforce the material restrictive covenant obligations of any current or former service provider;
•
(i) solely in the case of Shyft, make any material change in any method of accounting or accounting principles or practice, except for any such change required by U.S. GAAP or, in the case of Shyft, Regulation S-K under the Exchange Act and (ii) solely in the case of Aebi Schmidt, make any material change in any method of accounting or accounting principles or practice, except for any change required by Swiss GAAP FER or the applicable local generally accepted accounting principles, as applicable, except for the conversion to U.S. GAAP necessary for the preparation of financial statement and related footnotes required for such conversion started calendar year 2023;

•
(i) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, (ii) make or change any material tax election, (iii) change any annual tax accounting period, (iv) adopt or change any material method of tax accounting (except, solely in the case of Aebi Schmidt, for the conversion to U.S. GAAP necessary for the preparation of pro forma financial statements and related footnotes required by applicable law to be included in this proxy statement/prospectus and registration statement on Form S-4), (v) enter into any material closing agreement with respect to taxes or (vi) settle or surrender any material tax claim, audit or assessment;

•
settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation, or proceeding, pending or threatened, and involving or against each party or any of its subsidiaries, other than (x) those involving only a monetary payment not to exceed $3,000,000 individually and $5,000,000 in the aggregate and (y) solely in the case of Shyft, any claim, action, suit, investigation, or proceeding by or on behalf of Shyft’s shareholders, including in connection with the Transactions; provided, further, that such settlement or compromise will not include (A) any obligation that would impose any material restrictions on the business or operations of such party or its subsidiaries or (B) any admission of wrongdoing or similar admission by such party or any of its subsidiaries that would be reasonably expected to negatively affect such party or any of its subsidiaries in a material respect beyond the making of any such payment;

•
enter into, terminate, renew, extend or amend or waive any right under are related party contract or transaction between a party or any of its subsidiaries, on the one hand, and any of such party’s affiliates (other than itself and its subsidiaries), on the other hand, other than, solely in the case of Aebi Schmidt, such a transaction on arms-length terms;

•
write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business or (ii) as may be consistent with such party’s financial accounting policies and procedures and U.S. GAAP (or, in the case of Aebi Schmidt, Swiss GAAP FER or the applicable local generally accepted accounting principles, as applicable);

•
issue, sell or otherwise incur any indebtedness for borrowed money of Aebi Schmidt or any of its subsidiaries (or assume or guarantee any such indebtedness for which another person is the primary obligor (other than Aebi Schmidt or any of its wholly owned subsidiaries)), except for (A) indebtedness incurred or borrowed in an aggregate principal amount not to exceed (x) in the case of Shyft, $165,000,000 and (y) in the case of Aebi Schmidt, €400,000,000, (B) in respect of purchase money financing, equipment financing and letters of credit in the ordinary course of business consistent with past practice, or, solely in the case of Aebi Schmidt, debt arrangements solely between or among Aebi Schmidt and/or any of its subsidiaries, or (C) for arrangements solely between or among Shyft and/or any of its subsidiaries; or

•	agree, commit or publicly propose to do any of the foregoing.
No Solicitation by Aebi Schmidt
From the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, Aebi Schmidt has agreed to not, and has agreed to cause its subsidiaries and controlled affiliates, and its and their respective equityholders, officers and directors not to, and has agreed to use reasonable best efforts to cause its and its subsidiaries’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Aebi Schmidt Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to an Aebi Schmidt Acquisition Proposal;

•
continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Aebi Schmidt or any of its subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Aebi Schmidt or any of its subsidiaries to, otherwise cooperate in any way with, any third party (or its potential source of financing) that Aebi Schmidt knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, an Aebi Schmidt Acquisition Proposal;

•
enter into or approve, recommend or declare advisable for Aebi Schmidt or any of its subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement or any other similar agreement relating to or constituting an Aebi Schmidt Acquisition Proposal; or

•	approve, authorize, resolve, propose or agree to do any of the foregoing.
In addition, Aebi Schmidt has agreed to, and has agreed to cause its subsidiaries to, and has agreed to direct its and their respective representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Aebi Schmidt Acquisition Proposal. Further, to the extent that it has not done so prior to the date of the Merger Agreement, Aebi Schmidt has agreed to promptly request that each third party, if any, that has executed a confidentiality agreement with Aebi Schmidt or its affiliates within the 12-month period prior to the date of the Merger Agreement in connection with its consideration of any Aebi Schmidt Acquisition Proposal to return or destroy all confidential information furnished prior to the date of the Merger Agreement to such person by or on behalf of Aebi Schmidt or any of its subsidiaries.
No Solicitation by Shyft; No Adverse Board Recommendation
Subject to certain exceptions described below and in the following section, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, Shyft has agreed not to, and has agreed to cause its subsidiaries and its and their respective officers and directors not to, and has agreed to use reasonable best efforts to cause its and its subsidiaries’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Shyft Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to a Shyft Acquisition Proposal;

•
continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Shyft or any of its subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Shyft or any of its subsidiaries to, otherwise cooperate in any way with, any third party (or its potential source of financing) that Shyft knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Shyft Acquisition Proposal;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Shyft or any of its subsidiaries; or
•	approve, authorize, agree or publicly announce any intention to do any of the foregoing.
Subject to certain exceptions described below and in the following section, Shyft has agreed that neither Shyft’s Board (nor any committee thereof) will:
•	fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to Aebi Schmidt, the Shyft board recommendation;
•	fail to include the Shyft board recommendation in this proxy statement/prospectus when disseminated to the shareholders of Shyft in accordance with the Merger Agreement;
•	adopt a formal resolution to approve, endorse, or recommend any Shyft Acquisition Proposal;
•
(x) other than with respect to a tender offer or exchange offer, fail to publicly recommend against any Shyft Acquisition Proposal or (y) fail to publicly reaffirm the Shyft board recommendation, in each case, within ten (10) business days after Aebi Schmidt so requests in writing following the initial public disclosure of any Shyft Acquisition Proposal; provided that Aebi Schmidt is not entitled to make such request in writing, and Shyft is not required to make any such reaffirmation, more than once with respect to any particular Shyft Acquisition Proposal;

•
fail to recommend against any Shyft Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by Shyft shareholders) within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange (any of the foregoing actions described in this item and the four immediately preceding items, a “Shyft Adverse Recommendation Change”); or

•
enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement or other similar agreement constituting, or that would reasonably be expected to lead to, a Shyft Acquisition Proposal (other than a confidentiality agreement containing substantive terms that are no less restrictive, in the aggregate, to the counterparty than those contained in the Confidentiality Agreement, except that such confidentiality agreement with such counterparty need not contain any “standstill” or similar provision or otherwise prohibit the making, publicly or privately, of a Shyft Acquisition Proposal).

In addition, Shyft has agreed to, and has agreed to cause its subsidiaries to, and has agreed to direct its and its subsidiaries’ representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Shyft Acquisition Proposal. Further, to the extent that it has not done so prior to the date of the Merger Agreement, Shyft has agreed to promptly request that each third party, if any, that has executed a confidentiality agreement with Shyft or its controlled affiliates within the 12-month period prior to the date of the Merger Agreement in connection with its consideration of any Shyft Acquisition Proposal to return or destroy all confidential information furnished prior to the date of the Merger Agreement to such person by or on behalf of Shyft or any of its subsidiaries.
Nothing contained in the Merger Agreement prevents Shyft’s Board from (i) complying with Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), in each case, with regard to a bona fide written Shyft Acquisition Proposal (which statement will not constitute a Shyft Adverse Recommendation Change); (ii) making any required disclosure to Shyft’s shareholders, if Shyft’s Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; (iii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; or (iv) contacting and engaging in discussions with any person or group and their respective representatives who has made an offer, inquiry, proposal or indication of interest with respect to a Shyft Acquisition Proposal that was not solicited in breach of Shyft’s non-solicitation obligations set forth in the Merger Agreement solely for the purpose of clarifying such offer, inquiry, proposal or indication of interest and the terms thereof of informing such third party of the restrictions imposed by the Merger Agreement.
Changes in Shyft Recommendation
Shyft Superior Proposal
Notwithstanding the foregoing non-solicitation obligations and the no adverse board recommendation restrictions on Shyft, if, at any time prior to the receipt of approval of the Merger Proposal, Shyft’s Board receives a bona fide written Shyft Acquisition Proposal made after the date of the Merger Agreement that did not result from any breach of Shyft’s non-solicitation restrictions, Shyft’s Board (or a duly appointed committee thereof) may, if Shyft’s Board determines in good faith, after consultation with Shyft’s financial advisor and outside legal counsel, and based on the information then available to it, that (i) such bona fide written Shyft Acquisition Proposal either constitutes a Shyft Superior Proposal or would reasonably be expected to result in a Shyft Superior Proposal and (ii) the failure to take such actions would be inconsistent with the Shyft Board’s fiduciary duties under applicable law, then Shyft and its representatives may (subject to (x) the compliance with certain notice and other requirements and (y) under certain circumstances and if requested by Aebi Schmidt, the compliance with Shyft’s obligation to discuss and negotiate in good faith with Aebi Schmidt regarding any proposal by Aebi Schmidt to amend the Merger Agreement in response to such Shyft Superior Proposal) (A) engage in negotiations or discussions with such third party and its representatives that has made or renewed, and in each case has not withdrawn, such bona fide written Shyft Acquisition Proposal; (B) thereafter furnish to such third party and its representatives and its debt and equity financing sources non-public information relating to Shyft or any of its subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which is required to be promptly provided for informational purposes to Aebi Schmidt (and in all events within 48 hours)); provided that all such non-public information (to the extent that such information has not been previously provided or made available to Aebi Schmidt) is provided or made available to Aebi Schmidt, as the case may be, substantially concurrently or as promptly as practicable (and in all events within 48 hours) following the time it is provided or made available to such third party; and (C) following receipt of a bona fide written Shyft Superior Proposal, (x) make a Shyft Adverse Recommendation Change and (y) terminate the Merger Agreement and simultaneously enter into a definitive agreement implementing such Shyft Superior Proposal (provided, that Shyft may not terminate the Merger Agreement unless concurrently with such termination Shyft pays Aebi Schmidt the termination fee set forth in the Merger Agreement).
In addition to the requirements described immediately above, Shyft’s Board may not take any of the actions referred to in clauses (A) through (C) unless Shyft first delivers written notice to Aebi Schmidt advising Aebi Schmidt that Shyft intends to engage in negotiations or discussions with a third party. In addition, Shyft must notify Aebi Schmidt in writing promptly (and in all events within 48 hours) after receipt by Shyft (or any of its representatives) of any Shyft Acquisition Proposal, which notice shall include the material terms and conditions of any such Shyft Acquisition Proposal (excluding the identity of the party making the Shyft Acquisition Proposal), to the extent provided by the relevant third party in connection with such Shyft Acquisition Proposal.
In addition to the requirements described in the preceding two paragraphs, Shyft’s Board may not make a Shyft Adverse Recommendation Change involving or relating to a Shyft Superior Proposal or terminate the Merger Agreement to accept a Shyft Superior Proposal unless, Shyft first delivers to Aebi Schmidt a written notice advising Aebi Schmidt that Shyft intends to take any such action. Further, in addition to the restrictions set forth in the paragraph immediately above, before Shyft takes any actions that constitutes a Shyft Adverse Recommendation Change involving or relating to a Shyft Superior Proposal or terminates the Merger Agreement to accept a Shyft Superior Proposal, in each case, at any time prior to the approval of the Merger Proposal:

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Shyft must promptly notify Aebi Schmidt in writing at least four (4) business days before taking such action that Shyft intends to take such action, which notice attaches the most current version of the proposed agreement under which such Shyft Superior Proposal is proposed to be consummated;

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if requested in writing by Aebi Schmidt, during such four (4) business day period, Shyft and its representatives must have discussed and negotiated in good faith with Aebi Schmidt regarding any proposal by Aebi Schmidt to amend the terms of the Merger Agreement in response to such Shyft Superior Proposal; and

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after such four (4) business day period, Shyft’s Board must have determined in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any written proposal by Aebi Schmidt to amend the terms of the Merger Agreement, that such Shyft Acquisition Proposal continues to constitute a Shyft Superior Proposal.

Shyft Intervening Event
Notwithstanding the foregoing non-solicitation obligations and the no adverse board recommendation restrictions on Shyft in the Merger Agreement, at any time prior to approval of the Merger Proposal (and in no event after approval of the Merger Proposal), Shyft’s Board may effect a Shyft Adverse Recommendation Change in response to a Shyft Intervening Event but only if:
•	Shyft’s Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;
•	it has notified Aebi Schmidt in writing at least four (4) business days before taking such action that it intends to effect a Shyft Adverse Recommendation Change;
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if requested in writing by Aebi Schmidt, negotiate in good faith with Aebi Schmidt for four (4) business days following such notice regarding revisions, if any, to the terms of the Merger Agreement proposed by Aebi Schmidt; and

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after such four (4) business day period, Shyft’s Board determines in good faith, taking into account any proposal by Aebi Schmidt to amend the terms of the Merger Agreement, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Efforts to Obtain Shyft Shareholder Approval
Pursuant to the Merger Agreement, Shyft has agreed to use reasonable best efforts to duly call, convene and hold the Special Meeting as promptly as reasonably practicable after a registration statement on Form S-4 has been declared effective by the SEC. Shyft has also agreed to (i) use its reasonable best efforts to obtain the approval of the Merger Proposal from Shyft shareholders and to comply with all legal requirements applicable to the Special Meeting and (ii) provide Aebi Schmidt with reasonably detailed periodic updates concerning proxy solicitation results following the dissemination of this proxy statement/prospectus and the registration statement on Form S-4 upon Aebi Schmidt’s reasonable request.
Efforts to Obtain Regulatory Approval
Shyft, Aebi Schmidt, Holdco and Merger Sub have each agreed to:
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use its reasonable best efforts to take, or cause to be taken (including by their respective controlled affiliates), all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective, as promptly as reasonably practicable, the Transactions, including: (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, declarations, submissions of information, applications and other documents, and (ii) obtaining as promptly as reasonably practicable and maintaining all approvals, registrations, permits, actions or non-actions, waivers, consents, novations, orders, authorizations and other confirmations required to be obtained from any governmental authorities that are necessary, proper or advisable to consummate the Transactions;

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make an appropriate and complete filing of a Notification and Report Form under the HSR Act with the FTC and the antitrust division of the DOJ within ten (10) business days after the date of the Merger Agreement;

•	make the required filings for the CFIUS Clearance;
•	make all other required filings and applications with respect to other applicable laws as promptly as practicable; and
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(w) not to withdraw or refile any filing or extend any waiting period under the HSR Act or other applicable antitrust laws or enter into any agreement with the FTC, the antitrust division of the DOJ or any other governmental authority with respect to the Transactions, except with the prior written consent of the other party (which will not be unreasonably withheld, conditioned or delayed) (x) to respond as promptly as practicable to any inquiries and requests received from any governmental authority in connection with antitrust or foreign direct investment matters, including for additional information or documentary material; (y) if any request for additional information and documents, including a “second request” under the HSR Act, is received from any governmental authority, then substantially comply with any such request at the earliest practicable date; and (z) to use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act and other applicable antitrust laws as soon as practicable following the date of the Merger Agreement and to obtain (i) the CFIUS Clearance, and (ii) all authorizations, consents, and clearances required pursuant to the filings required by the Aebi Schmidt disclosure schedules, including Germany and Austrian antitrust approval.

Aebi Schmidt shall have the responsibility for all filing fees associated with filings pursuant to the HSR Act and all other antitrust, and other regulatory filings with any governmental authority; provided that, notwithstanding the foregoing, Shyft shall have the responsibility for all filing fees related to obtaining the CFIUS Clearance. In addition and subject to applicable law, each of Shyft, Aebi Schmidt, Holdco and Merger Sub will, and will cause their respective controlled affiliates to:
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promptly notify the other party of any communication from the FTC, the antitrust division of the DOJ, any state attorney general or any other governmental authority concerning the Merger Agreement or the Transactions to that party;

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consult with the other party prior to participating in any meeting, teleconference or other discussion with any governmental authority with respect to any filing, investigation or inquiry concerning the Merger Agreement or the Transactions and provide the other party the opportunity to attend and participate in any such meeting, telephone call or discussion to the extent permitted by the governmental authority;

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not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filing, investigation or inquiry concerning any competition or antitrust matters in connection with the Merger Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by such governmental authority, provides the other party the opportunity to attend and participate in any such meeting, teleconference, or other discussion;

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promptly furnish the other party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its representatives, on the one hand, and any governmental authority or members of their respective staffs, on the other hand, with respect to the Merger Agreement or the Transactions; and

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provide a reasonable opportunity to the other party to review and discuss letters, presentations, whitepapers and other substantive communications to the governmental authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications, in all cases subject to redaction for any confidential, commercially sensitive or classified information (which will be disclosed on an external counsel only basis to the extent possible).

Shyft, Aebi Schmidt, Holdco and Merger Sub have agreed to, and cause their respective control affiliates to, enter into (i) enter into any settlement, undertaking, consent decree, stipulation or agreement with or required by any governmental authority in connection with the Transactions, (ii) propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, lease, transfer, divesture, disposition, license or other encumbrance of the businesses, product lines, operations or assets of such person or its affiliates, (iii) terminate existing relationships, contractual rights or obligations of such person or its affiliates (including the Surviving Corporation), and (iv) otherwise take, or commit to take, actions that after the Closing Date would limit such person’s or its affiliates’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines, operations or assets of such person or its affiliates (including the Surviving Corporation).
Notwithstanding the immediately preceding paragraph, no party to the Merger Agreement or its affiliates shall be required to make such concession unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and without the prior consent of the other parties, agree or consent to a regulatory concession that would result in, or would reasonably be expected to result in any concession with respect to assets that generated in the aggregate an amount of revenues for the twelve months ended December 31, 2023 that is in excess of a certain threshold specified in the applicable disclosure schedule.
In furtherance of the foregoing, Shyft, Aebi Schmidt, Holdco, and Merger Sub have also agreed to use reasonable best efforts to (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any governmental authority or third party to prevent or enjoin the consummation of the Merger, or (2) except as it relates to obtaining the CFIUS Clearance, overturn any order by any such governmental authority or third party to prevent consummation of the Merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such governmental authority or third party in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.
Shyft, Aebi Schmidt, Holdco, and Merger Sub have further agreed not to take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, (i) imposing any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any governmental authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any governmental authority entering an order prohibiting the consummation of the Transactions; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Transactions.
Efforts to Obtain Financing
Aebi Schmidt shall use its reasonable best efforts to arrange and obtain the Debt Financing on terms and conditions described in the Debt Commitment Papers (including the flex provisions) or on other terms no less favorable to Aebi Schmidt, Holdco, Merger Sub and Shyft, including to (1) maintain in effect the Debt Commitment Papers (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is permitted by the Merger Agreement), (2) negotiate and enter into definitive agreements with respect thereto as promptly as practicable on the terms and conditions contained in the Debt Commitment Papers (including the flex provisions) or on other terms no less favorable to Aebi Schmidt, Merger Sub and Shyft, (3) satisfy, or obtain a waiver thereof, on a timely basis all conditions to funding the Debt Commitment Papers and such definitive agreements thereto, (4) assuming that all conditions contained in the Debt Commitment Papers have been satisfied, consummate the Debt Financing at or prior to the Closing and (5) enforce Aebi Schmidt’s rights under the Debt Commitment Papers.
If any portion of the Debt Financing necessary for the financing uses becomes unavailable on the terms and conditions contemplated by the Debt Commitment Papers, Aebi Schmidt will promptly notify Shyft in writing (an “Availability Notice”) and Aebi Schmidt and Merger Sub will (1) arrange and obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources on terms that (A) are reasonably satisfactory to Shyft, (B) taken as whole, are no more adverse to Shyft, Aebi Schmidt and Merger Sub than the existing Debt Commitment Papers (including after giving effect to the market flex provisions), (C) do not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the existing Debt Commitment Papers, and (D) do not reduce the aggregate amount of available Debt Financing to less than the amount required to consummate the Transactions or otherwise would reasonably be expected to materially delay or prevent the Closing (an “Alternative Financing”), and (2) provide Shyft with a copy of the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”).
If an Availability Notice is delivered (1) on or prior to April 1, 2025, for a period of thirty (30) days following delivery of such Availability Notice, Aebi Schmidt will (A) use reasonable best efforts to cure any breach under the

Debt Commitment Papers and to otherwise obtain any waiver from the Lenders necessary to make the Debt Financing available on the terms and conditions contemplated by the Debt Commitment Papers, and (B) if, at the conclusion of such thirty (30) day period, any portion of the Debt Financing necessary for the financing uses remains unavailable on the terms and conditions contemplated by the Debt Commitment Papers, Aebi Schmidt will promptly notify Shyft in writing, and no later than fifteen (15) business days following receipt of such written notice, Shyft may deliver written notice to Aebi Schmidt of its election to coordinate and direct the timing and strategy (in consultation with Aebi Schmidt) for obtaining an Alternative Financing (an “Alternative Financing Election Notice”), or (2) at any time after April 1, 2025, no later than fifteen (15) business days following receipt of such Availability Notice, Shyft may deliver to Aebi Schmidt an Alternative Financing Election Notice.
Following the delivery of any Alternative Financing Election Notice, (1) Shyft will use reasonable best efforts, in good faith consultation with Aebi Schmidt, to arrange and obtain an Alternative Financing and will promptly provide Aebi Schmidt with a copy of any Alternative Financing Commitment Letter, (2) unless otherwise agreed in writing by Shyft, Aebi Schmidt will not, and will cause its affiliates and its and their respective representatives not to, directly or indirectly, continue, conduct, engage or participate in any discussions or negotiations with sources of Alternative Financing initiated on or prior to the delivery of an Alternative Financing Election Notice, (3) each of Shyft and Aebi Schmidt will act in good faith and consult with one another in respect of any communications with sources of any Alternative Financing, (4)until the date that Shyft delivers a copy of any Alternative Financing Commitment Letter to Aebi Schmidt, Aebi Schmidt may, in good faith consultation with Shyft, cure any breach under the Debt Commitment Papers and otherwise obtain any waiver from the Lenders necessary to make the Debt Financing available on the terms and conditions contemplated by the Debt Commitment Papers (including the flex provisions), (5) Shyft’s financing cooperation obligations and liabilities under the Merger Agreement will immediately and automatically terminate with no further action on the part of any person, and (6) Aebi Schmidt shall use its reasonable best efforts to provide necessary, customary, proper, and advisable cooperation in connection with the arrangement of the Alternative Financing as may be reasonably requested by Shyft, subject to the same limitations applicable to Shyft’s financing cooperation obligations and liabilities under the Merger Agreement.
Indemnification, Exculpation and Insurance
For a period of six years from the Effective Time, Aebi Schmidt will, and will cause the Surviving Corporation to (i) indemnify and hold harmless each present and former director or officer of Aebi Schmidt, Shyft and their respective subsidiaries and will advance expenses as incurred in connection with any threatened or actual proceedings arising out of the fact that such person is or was a director or officer of Aebi Schmidt, Shyft or any of their respective subsidiaries or pertaining to matters existing or occurring at or prior to the Closing, including the Transactions, in each case to the same extent (subject to applicable law) as such persons are indemnified as of the date of the Merger Agreement by Aebi Schmidt, Shyft and their respective subsidiaries, as applicable, pursuant to the their organization documents or any indemnification agreements in existence as of the date of the Merger Agreement, and (2) use reasonable best efforts to cooperate in the defense of any such matter until it is determined that such person is not eligible for indemnification.
At or prior to the Effective Time, Shyft and Aebi Schmidt will obtain and fully pay the premium for the non-cancellable extension of their respective directors’ and officers’ liability insurance maintained by Shyft and Aebi Schmidt, respectively, as of the date of the Merger Agreement, which will (i) be for a claims reporting or discovery period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from Shyft’s and Aebi Schmidt’s respective insurance carrier as of the date hereof with respect to such coverage or a substantially comparable insurance carrier with the same or better credit rating, and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Shyft’s and Aebi Schmidt’s respective existing policies; provided, however, that neither Shyft nor Aebi Schmidt will be obligated to expend an amount in excess of 300% of the aggregate annual premium paid by Shyft or Aebi Schmidt, respectively, in its last full fiscal year for their respective existing policies. However, if the aggregate premiums of such extension of their respective directors’ and officers’ liability insurance exceeds such amount, Aebi Schmidt is obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
For a period of six (6) years after the Closing, the organization and governing documents of Aebi Schmidt, the Surviving Corporation and their respective subsidiaries that contain provisions with respect to indemnification, exculpation from liability and advancement of expenses will not be amended, repealed or otherwise modified. In addition, for a period of six years from the Effective Time, Aebi Schmidt will, and will cause the Surviving

Corporation and their respective subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with any present and former director or officer of Aebi Schmidt, Shyft and their respective subsidiaries, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any such person thereunder (excepted as otherwise expressly permitted thereunder).
Certain Tax Matters
The parties, along with their subsidiaries, have agreed that, prior to the Effective Time, none of them will take or cause to be taken, or fail to take or cause to be taken, any action, which action or failure could reasonably be expected to (i) prevent the Merger from qualifying for the Intended U.S. Shareholder Tax Treatment, or (ii) cause Aebi Schmidt to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a “domestic corporation” pursuant to Section 7874(b) of the Code (the tax treatment described in this clause (ii), the “Intended Section 7874 Tax Treatment,” and together with the Intended U.S. Shareholder Tax Treatment, the “Intended U.S. Tax Treatment”), excluding any failure to act where the action would be prohibited by the Merger Agreement.
Additionally, if, due to any change in applicable law prior to the Effective Time, Aebi Schmidt would be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a “domestic corporation” pursuant to Section 7874 of the Code, in each case, as a result of the transactions, the parties have agreed to work together in good faith to change the method or structure of effecting the combination of Shyft and Aebi Schmidt as necessary to prevent such result while preserving the relative economics of the parties, the Shyft shareholders and the Aebi Schmidt shareholders in all material respects.
However, the Merger Agreement provides that none of Aebi Schmidt, its subsidiaries, Shyft, its subsidiaries, Holdco or the Surviving Corporation will have any liability or obligation to any holder of Shyft securities or Aebi Schmidt securities if the transaction fails to qualify for the Intended U.S. Tax Treatment.
The parties have agreed to use reasonable best efforts to cause their officers to execute and deliver to PricewaterhouseCoopers AG and Davis Polk, as applicable, customary tax representation letters substantially in the form and substance as the form of tax representation letters attached as exhibits to the Merger Agreement (i) on the date that this proxy statement/prospectus shall have been declared effective by the SEC, (ii) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of this proxy statement/prospectus, (iii) at the Closing, and (iv) such other dates as determined reasonably necessary or appropriate by such advisor.
The Merger Agreement also provides that all transfer, documentary, sales, use, stamp, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with the Merger Agreement shall be borne by Aebi Schmidt and expressly shall not be a liability of the holders of Aebi Schmidt Common Stock or Shyft Common Stock. In the event that the Merger is not consummated, the parties have agreed that each party shall be responsible for any such taxes and fee incurred unless explicitly agreed otherwise in the Merger Agreement.
In addition, the Merger Agreement provides that Aebi Schmidt shall use reasonable best efforts to obtain, and Shyft shall use reasonable best efforts in supporting Aebi Schmidt to obtain, confirmation of the Swiss Tax Rulings by the competent Swiss tax authorities as soon as practicable following the Merger Agreement. The parties have agreed to cooperate in obtaining the Swiss Tax Rulings.
Other Agreements
The Merger Agreement contains certain other covenants and agreements, including those relating to:
Termination of Aebi Schmidt Related Party Contracts.
On or prior to the Closing, Aebi Schmidt will (i) pay, settle or discharge all account balances owed from Aebi Schmidt or its subsidiaries to any of their respective related parties, and (ii) terminate all related party contracts of Aebi Schmidt and its subsidiaries (other than as set forth in Aebi Schmidt’s disclosure schedule) with no further direct or indirect liability or obligation of the Surviving Corporation.
Access to Information; Confidentiality
From the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, each of Shyft and Aebi Schmidt have agreed (subject to applicable law and the Confidentiality Agreement and clean team agreement between the parties) to (x) afford the other party reasonable access, during normal business hours, to all of its properties, books, contracts, personnel and records, (y) furnish all information concerning its business, finances, properties and personnel as the other party may reasonably request, and (z) instruct its representatives to cooperate with the other party for the purpose of consummating the Transactions, in each case, subject to certain limitations and restrictions set forth in the Merger Agreement.
Nasdaq Listing
The parties have agreed to cooperate with each other and to use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its party under applicable laws and rules and policies of Nasdaq to enable the de-listing of Shyft Common Stock from Nasdaq and the deregistration of Shyft Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
In addition, the parties have agreed to cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable laws and the rules and policies of Nasdaq and the SEC to enable the listing of Aebi Schmidt Common Stock being issued as part of the Merger Consideration on Nasdaq no later than the Effective Time, subject to official notice of issuance.
Employee Matters
For the period of one year following the Closing Date, each employee of Shyft or one of its subsidiaries will receive from Aebi Schmidt or one of its affiliates, for as long as such individual remains employed, (i) a base salary or hourly wage rate that is no less than the base salary or hourly wage rate provided to such employee immediately prior to the Effective Time, (ii) a target annual cash incentive opportunity that is not less favorable than the target annual cash incentive opportunities provided immediately prior to the Effective Time, (iii) target equity-based incentive compensation opportunities that are no less favorable in the aggregate than the target equity-based incentive compensation opportunities provided to such employee prior to the Effective Time, and (iv) employee benefits that are no less favorable in the aggregate than the employee benefits provided to such employee prior to the Effective Time. In addition, employees who participate in any benefit plans sponsored by Aebi Schmidt or its affiliates after the Effective Time will receive credit for all purposes under the benefit plans of Aebi Schmidt (including for purposes of eligibility, vesting, level of benefits and benefit accrual) for service with Shyft and its affiliates prior to the Effective Time, to the same extent as such service credit was provided under Shyft’s employee benefit plans, and any pre-existing condition or waiting periods with respect to participation and coverage requirements that would otherwise apply under the benefit plans of Aebi Schmidt will be deemed satisfied or waived to the extent that such requirements were satisfied or waived under the corresponding benefit plan of Shyft.
Retention Bonus Program and Transaction Bonus Program
The Merger Agreement and Shyft’s disclosure schedules thereto permit Shyft to establish a cash-based retention program (the “Shyft Retention Program”) in the aggregate amount not to exceed $5,000,000, under which awards will be granted, with 50% of each award under the Shyft Retention Program vesting on the six month-anniversary of the closing of the Merger and the remaining 50% vesting on the 12-month anniversary of the closing of the Merger, in each case, subject to the applicable participant’s continued employment through the date of payment, and to be paid on or as soon as reasonably practicable following the applicable vesting date; provided, however, that the unpaid portion of any retention bonus shall be paid to the grantee promptly following a termination of such participant’s employment by the Combined Company without cause. Participating employees and the amounts and other terms of awards for employees shall be determined by Shyft’s chief executive officer or one of his designees. If a retention award or portion thereof under the Shyft Retention Program is forfeited by a grantee, Shyft’s chief executive officer or one of his designees may reallocate the unpaid retention award to other employees of Shyft.
The Merger Agreement and Shyft’s disclosure schedules permit Shyft to establish a transaction bonus program (the “Shyft Transaction Bonus Program”) under which Shyft may grant cash-based transaction bonus awards to employees with a value of up to $1,500,000 in the aggregate, provided that each individual transaction bonus granted shall not exceed 30% of the applicable grantee’s annual base salary. Such transaction bonuses shall vest and become payable, subject to the grantee’s continued employment, at the Effective Time; provided, however, that the amount of the transaction bonus will be paid to the grantee promptly following a termination of the grantee’s employment by Shyft without cause.

Certain participants in the Shyft Retention Program and the Shyft Transaction Bonus Program have been identified, while Shyft is continuing to make determinations regarding participation of other employees of Shyft and its subsidiaries. Executive officers of Shyft will not participate in either of these programs.
Public Announcements
Each of Shyft and Aebi Schmidt have agreed to cooperate in connection with public communications regarding the Merger Agreement and Transactions and will mutually agree upon the content and timing thereof, except in respect of any public statement or press release as may be required by applicable law or any listing agreement with or rule of any national securities exchange or association.
Notice of Certain Events
Each of Shyft and Aebi Schmidt have agreed to promptly advise the other party of (a) any communication from any person alleging that such person’s consent is or may be required in connection with the Transactions, (b) subject to applicable law, any communication from any governmental authority in connection with the Transactions (other than communications contemplated under the heading “Public Announcement” immediately above), (c) any proceedings commenced or, to its knowledge, threatened against Shyft or Aebi Schmidt or their respective subsidiaries that, if pending on the date of the Merger Agreement, would have been required to have been disclosed or that relate to the consummation of the Transactions, (d) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a material adverse effect, or (e) any change, event or fact that such party believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the Merger Agreement.
Section 16(a) Matters
Each of Shyft and Aebi Schmidt have agreed to each take such steps as may be required to cause to be exempted under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Shyft Common Stock (including conversion of any derivative security in respect thereof) that are treated as dispositions under such rule and any acquisition of Aebi Schmidt Common Stock (including derivative securities in respect thereof) by each individual who is subject to the reporting requirements under Section 16(a) of the Exchange Act with respect to Shyft immediately prior to the Effective Time and will become subject to such reporting requirements with respect to Aebi Schmidt, in connection with the consummation of the Transactions to the Effective Time.
Filing of Form S-8; Listing of Additional Shares
As soon as practicable following the Effective Time, Aebi Schmidt will file a registration statement on Form S-8 with respect to the shares of Aebi Schmidt Common Stock issuable with respect to the Aebi Schmidt RSUs issuable under the Merger Agreement. Aebi Schmidt has agreed to use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any Aebi Schmidt RSUs issued under the Merger Agreement remain outstanding. Further, Aebi Schmidt has agreed to ensure there will remain a sufficient number of unissued shares of Aebi Schmidt Common Stock to meet its share issuance obligations in connection with such Aebi Schmidt RSUs. Each party has agreed to take all actions reasonably necessary to cause shares of Aebi Schmidt Common Stock issuable upon the settlement of the Aebi Schmidt RSUs to be approved for listing on Nasdaq at or prior to the Effective Time.
Transaction Litigation
Each of Shyft and Aebi Schmidt have agreed to keep the other party reasonably informed on a prompt basis regarding any stockholder or shareholder demands or similar proceedings regarding the Transactions commenced after the date of the Merger Agreement and giving such other party the opportunity to consult with respect to the defense or settlement of such litigation (provided that no such settlement will be agreed without the other party’s prior consent, not to be unreasonably withheld, conditioned or delayed).
State Takeover Statutes
Each of Shyft, Aebi Schmidt, Holdco and Merger Sub have agreed to eliminate the effects of any anti-takeover statute or regulation applicable to the Transactions.

Governing Documents
The parties have agreed to take all such actions necessary such that, at the Effective Time:
•	The total number of issued and outstanding shares of Aebi Schmidt Common Stock will be approximately 77,599,384;
•
The Combined Company Board will consist of the following directors: James A. Sharman (Chairman), Barend Fruithof (Vice Chairman), Peter Spuhler, Michael Dinkins, Daniela Spuhler, Paul Mascarenas, Andreas Rickenbacher, Terri Pizzuto, Patrick Schaub, Angela Freeman and Martin Ritter, at least a majority of whom will qualify as “independent” pursuant to the listing and corporate governance rules and regulations of Nasdaq;

•	James A. Sharman will be the Chairperson of the Combined Company Board;
•
The Articles of Association of Aebi Schmidt will, as of immediately prior to the Effective Time and until amended after the Effective Time in accordance with their terms, be as attached to the Merger Agreement as Exhibit E; and

•	Aebi Schmidt will adopt a charter for the Governance and Sustainability Committee of the Combined Company Board substantially in the form attached to the Merger Agreement as Exhibit F.
Aebi Schmidt Final Stockholder Approval
Aebi Schmidt agreed to, within 60 days after the date of the Merger Agreement, hold an extraordinary general meeting of the shareholders of Aebi Schmidt in the presence of a notary, to the extent required, at which the shareholders of Aebi Schmidt will approve all of the matters requiring shareholder approval to consummate the Transactions and the Debt Financing in accordance with the Merger Agreement, including by approving (i) the share combination and share split (ratio 2:15) and the ordinary capital increase by issuing a number of shares of Aebi Schmidt Common Stock necessary such that the total number of issued and outstanding shares of Aebi Schmidt Common Stock as of immediately following the Effective Time of approximately 77,599,384, it being understood that Aebi Schmidt may use treasury shares to round up any fractions resulting from the share combination and share split, (ii) the currency conversion to USD as well as a capital decrease to round down the nominal value of Aebi Schmidt Common Stock to USD 1.00, (iii) the adoption of Amended Articles to consummate the Transactions, and (iv) any matters contemplated by the Support Agreement (the “Aebi Schmidt Final Stockholder Approval”). Aebi Schmidt has also agreed to take the necessary steps to adopt and implement the foregoing resolutions. The shareholders of Aebi Schmidt held an extraordinary general meeting on February 13, 2025, and unanimously approved all such matters; however, if the resolution for an ordinary capital increase or any other resolution lapses before Closing, Aebi Schmidt will take all steps necessary to arrange for its shareholders to hold a new extraordinary general meeting and reapprove such capital increase or other lapsed resolution, and the Specified Stockholders are obligated pursuant to the Support Agreement to approve those resolutions.
Financing Cooperation
Shyft has agreed to use its reasonable best efforts to provide necessary, customary, proper, and advisable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Aebi Schmidt, provided that Shyft and its subsidiaries will not be required to:
•
(A) take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing to fail to be satisfied or otherwise result in Shyft breaching the Merger Agreement, (B) conflict with or violate Shyft’s or any if its subsidiary’s organizational documents or any applicable law, or result in the contravention of, or violation of breach of, or default under, any contract to which Shyft or any of its subsidiaries is a party, (C) interfere with Shyft’s or its subsidiaries business or operations, or (D) cause significant competitive harm to Shyft or its subsidiaries if the Closing does not occur;

•
execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing (except notices of prepayment or borrowing notices) or take any corporation action that is not contingent on, or that would be effective prior to, Closing;

•
pay any fee to obtain consent or incur any liability with respect to, or cause or permit any lien to be placed on, any of their respective assets in connection with the Debt Financing prior to Closing;

•	issue any bank information memoranda, lender presentations, or similar documents;
•
provide access to or disclose information where Shyft determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable law or contract;

•	subject directors, managers, officers or employees to any actual or potential personal liability;
•
cause the directors and managers of Shyft or its subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless Aebi Schmidt will have determined that the directors and managers needed for such resolutions are to remain as directors and managers of Shyft or its subsidiaries on and after Closing and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing;

•	waive or amend any terms of the Merger Agreement or any other contract; or
•
take any action that would subject Shyft and its subsidiaries to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the debt commitment papers, the definitive documents related to the Debt Financing, the Debt Financing or any information utilized in connection therewith (in each case except following the Closing).

Following delivery of an Alternative Financing Election Notice, Aebi Schmidt shall use its reasonable best efforts to provide necessary, customary, proper, and advisable cooperation in connection with the arrangement of the Alternative Financing as may be reasonably requested by Shyft, subject to the same limitations applicable to Shyft’s financing cooperation obligations and liabilities described above.
Name and Ticker
Shyft and Aebi Schmidt have agreed to (i) cooperate in good faith to agree on a new name and ticker symbol for Aebi Schmidt, and (ii) use their reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable law and the rules and policies of Nasdaq and the SEC such that, effective as of the Closing or as soon as reasonably practicable thereafter, Aebi Schmidt’s name and ticker symbol are changed to the name and ticker symbol mutually agreed by Shyft and Aebi Schmidt.
Lock-Ups
Shyft has agreed to (i) keep in force, apply and enforce, and not to amend, alter or waive, Shyft’s share ownership guidelines that are in force at the date of the Merger Agreement, and (ii) use its reasonable best efforts to cause all members of Shyft’s Board to enter into lock-up agreements with Aebi Schmidt with respect to their Aebi Schmidt Common Stock promptly after the date of the Merger Agreement containing trading restrictions (A) with respect to persons other than Shyft’s current Chief Executive Officer, for a period of at least 12 months after the Closing, and (B) with respect to Shyft’s current Chief Executive Officer, (y) for a period of 12 months after the Closing, and (z) for a period thereafter as long as he is bound by an advisory arrangement with Aebi Schmidt on terms substantially the same as those currently set forth in Shyft’s share ownership guidelines.
Aebi Schmidt Stock Plan
Effective upon the Closing, the Aebi Schmidt Employee Stock Plan (Mitarbeiteraktienplan) will be terminated. Any holding periods and trading restrictions that apply to shares of Aebi Schmidt Common Stock purchased under the Aebi Schmidt Employee Stock Plan will remain in place, unless otherwise determined by Aebi Schmidt after consultation with Shyft.
Aebi Schmidt has agreed to use reasonable best efforts to minimize the exercise of any repurchase and resale rights under the Aebi Schmidt Employee Stock Plan from the date of the Merger Agreement until the termination of the Aebi Schmidt Stock Plan in accordance with the Merger Agreement.
Shyft Employee Stock Purchase Plan
Pursuant to the Merger Agreement, Shyft is required to adopt resolutions and to take all other actions required to provide that (a) no offering period under the Shyft ESPP will commence after the date of the Merger Agreement, (b) no individual participant in the Shyft ESPP will be permitted to (x) increase the amount of his or her payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement or make any non-payroll contributions to the Shyft ESPP, (c) no individual who is not participating in the Shyft ESPP as of the date of the Merger Agreement may commence participating in the offering period that is in effect under the Shyft ESPP on the date of the Merger Agreement and (d) subject to the consummation of the Merger, the Shyft ESPP will terminate, effective immediately as of the Effective Time.
Conditions to Completion of the Merger
The obligations of the parties to consummate the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by each of the parties to the Merger Agreement of the following conditions at or prior to the Closing:
•	the approval of the Merger Proposal by Shyft shareholders;
•
(x) any waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and any agreement with a governmental authority not to consummate the Merger having expired or having been terminated, (y) CFIUS Clearance having been obtained, (z) and all other required consents, approvals, non-disapprovals and other authorizations from any governmental authority pursuant to the German and Austrian antitrust filings having been obtained;

•
the absence of any order made or entered into by a governmental authority of competent jurisdiction preventing the consummation of, and the absence of any applicable law prohibiting or making illegal the consummation of, the Merger or any other Transactions;

•	all shares of Aebi Schmidt Common Stock to be issued as part of the Merger Consideration having been approved for listing on the Nasdaq subject to official notice of issuance;
•
the declaration by the SEC of the effectiveness of a registration statement on Form S-4 registering the shares of Aebi Schmidt Common Stock issuable as part of the Merger Consideration in connection with the Transactions and such registration statement not being subject of any stop order and there not being any proceeding seeking such a stop order;

•
the approval by the holders of at least two-thirds of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement; and

•	the confirmation of the Required Swiss Tax Ruling in all material aspects and without material reservations by the Swiss Federal Tax Administration.
In addition, Aebi Schmidt’s, Holdco’s and Merger Sub’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Aebi Schmidt at or prior to the Closing of the following conditions:
•
certain representations and warranties of Shyft in the Merger Agreement related to capitalization and absence of certain changes being true and correct in all respects (subject to only de minimis exceptions in the case of the representations and warranties of Shyft related to capitalization) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true and correct in all respects (subject to only de minimis exceptions in the case of the representations and warranties of Shyft related to capitalization) as of such specific date);

•
certain representations and warranties of Shyft in the Merger Agreement related to corporate existence and power, corporate authorization, non-contravention, capitalization and finders’ fees (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification) being true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•
the other representations and warranties of Shyft in the Merger Agreement (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification), being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Shyft (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);
•
the performance in all material respects of all obligations required to be performed by Shyft, and the compliance in all material respects of all agreements and covenants required to be complied with by Shyft, in each case, under the Merger Agreement at or prior to the Closing;

•
the receipt by Aebi Schmidt of a certificate signed on behalf of Shyft by an executive officer of Shyft to the effect that the conditions set forth in the immediately foregoing paragraphs have been satisfied; and

•
the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonable be expected to have, a material adverse effect on Shyft.

In addition, Shyft’s obligation to complete the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Shyft at or prior to the Closing of the following conditions:
•
certain representations and warranties of Aebi Schmidt in the Merger Agreement related to capitalization and absence of certain changes being true and correct in all respects (subject to only de minimis exceptions in the case of the representations and warranties of Aebi Schmidt related to capitalization) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true and correct in all respects (subject to only de minimis exceptions in the case of the representations and warranties of Aebi Schmidt related to capitalization) as of such specific date);

•
certain representations and warranties of Aebi Schmidt in the Merger Agreement related to corporate existence and power, corporate authorization, non-contravention, capitalization, and finders’ fees (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification) being true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•
the other representations and warranties of Aebi Schmidt in the Merger Agreement (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification), being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Aebi Schmidt (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•
the performance in all material respects of all obligations required to be performed by Aebi Schmidt, Holdco and Merger Sub, and the compliance in all material respects of all agreements and covenants required to be complied with by Aebi Schmidt, Holdco and Merger Sub, in each case, under the Merger Agreement at or prior to the Closing;

•
the receipt by Shyft of a certificate signed on behalf of Aebi Schmidt by an executive officer of Aebi Schmidt to the effect that the conditions set forth in the immediately foregoing paragraphs have been satisfied;

•	the consummation of the Debt Financing or the Alternative Financing (as applicable) concurrently with the Closing; and
•
the absence of any event, circumstance, development, occurrence, change or effect since the date of the Merger Agreement that has had, or would, individually or in the aggregate, reasonable be expected to have, a material adverse effect on Aebi Schmidt.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:
•	by mutual written agreement of Aebi Schmidt and Shyft;
•
by either Aebi Schmidt or Shyft if any governmental authority of competent jurisdiction has issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the Closing (unless the party seeking to so terminate the Merger Agreement has breached the Merger Agreement and such breach primarily caused or resulted in the issuance of such order);

•
by either Aebi Schmidt or Shyft if (x) the receipt of approval of the Merger Proposal is not obtained at the Special Meeting or any adjournment or postponement thereof, or (y) the approval by the holders of at least two-thirds of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement is not obtained;

•	by either Aebi Schmidt or Shyft if the Required Swiss Tax Rulings are not confirmed in all material aspects and without material reservations by the Swiss Federal Tax Administration;
•
by either Aebi Schmidt or Shyft if the Merger has not been consummated on or before the End Date; provided that Aebi Schmidt or Shyft may elect to extend the End Date for an additional three (3) months if all other closing conditions are satisfied except the requisite regulatory approvals have not yet been obtained or waived (or there is an order or applicable law relating to the requisite regulatory approvals that is preventing the consummation of the Merger) by the initial End Date. The right to so terminate the Merger Agreement or extent the initial End Date is not available to any party whose breach of the Merger Agreement primarily caused or resulted in the failure of the Merger to be consummated on or before the End Date (as extended, if applicable);

•	by Aebi Schmidt if Shyft has effectuated a Shyft Adverse Recommendation Change at any time prior to receipt of approval of the Merger Proposal;
•
by Aebi Schmidt if a breach of any representation or warranty or failure to perform any covenant or agreement by Shyft has occurred that would cause any of the closing conditions not be satisfied and such breach or failure to perform is incapable of being cured or has not been cured by the End Date or has not been cured within thirty (30) days following written notice to Shyft from Aebi Schmidt with respect thereto (unless Aebi Schmidt, Holdco or Merger Sub are also then in breach of the Merger Agreement and such breach would cause any of the closing conditions to also not be satisfied);

•
by Shyft if a breach of any representation or warranty or failure to perform any covenant or agreement by Aebi Schmidt, Holdco or Merger Sub, as applicable, has occurred that would cause any of the closing conditions with respect thereto to not be satisfied and such breach or failure to perform is incapable of being cured by or has not been cured by the End Date or has not been cured within thirty (30) days following written notice to Aebi Schmidt from Shyft with respect thereto (unless Shyft is also then in breach of the Merger Agreement and such breach would cause any of the closing conditions to also not be satisfied);

•
by Shyft if (i) all of the mutual conditions to consummate the Closing and the conditions to Aebi Schmidt’s obligation to consummate the Closing have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time) and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Aebi Schmidt of the Merger Agreement), (ii) Shyft has given written notice to Aebi Schmidt that it is ready, willing and able to take the actions within its control to consummate the Closing, and (iii) Aebi Schmidt has not obtained the Debt Financing (or Aebi Schmidt and/or Shyft have not obtained Alternative Financing); or

•
by Shyft if, prior to the receipt of approval of the Merger Proposal, Shyft’s Board authorizes Shyft to enter into a definitive agreement with respect to a Shyft Superior Proposal in accordance with the Merger Agreement.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party (or any officer, director, employee, stockholder, shareholder or representative of such party) to any other parties thereto, provided that (i) no termination of the Merger Agreement will relieve any party of liabilities to any other party resulting from fraud or willful breach of the Merger Agreement (which the parties acknowledge and agree may not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by a party’s shareholders (including, in the case of Shyft, the premium reflected in the Merger Consideration)) and (ii) any payment of a termination fee under the Merger Agreement will not relieve Shyft or Aebi Schmidt, as applicable, from the obligations to pay all costs and expenses incurred by such party in connection with the Merger Agreement, the Merger and the other Transactions. Notwithstanding the foregoing sentence, the provisions of the Merger Agreement relating to effects of termination, termination fees, non-survival of representations and warranties, notices, definitions, interpretation and construction, severability, counterparts, entire agreement, no third party beneficiaries, certain obligations of Aebi Schmidt and Shyft, governing law and venue and waiver of jury trial, assignment, amendment, extension and waiver, non-recourse, fees and expenses, disclosure schedule and SEC document references and debt financing sources will continue in effect notwithstanding termination of the Merger Agreement.
Termination Fees
Shyft will be obligated to pay a termination fee of $13,664,855 in cash to Aebi Schmidt in the event the Merger Agreement is terminated:
•	by Aebi Schmidt pursuant to the sixth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement;”
•
by either Aebi Schmidt or Shyft pursuant to clause (x) of the third item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” at a time when the Merger Agreement was terminable by Aebi Schmidt pursuant to the sixth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement;” or

•	by Shyft pursuant to the last item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement.”
Aebi Schmidt will be obligated to pay a termination fee of $23,913,497 in cash to Shyft if the Merger Agreement is terminated:
•
by Shyft pursuant to the eighth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” as a result of a breach of any of Aebi Schmidt, Holdco or Merger Sub’s covenants relating to the Debt Financing or the Alternative Financing, as applicable, which covenants are described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Other Agreements; Financing Corporation” and “The Merger Agreement — Effort to Obtain Financing;”

•	by Shyft pursuant to the ninth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement;” or
•
by Aebi Schmidt or Shyft pursuant to the fifth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” at a time when Shyft has the right to termination the Merger Agreement pursuant to (x) the eighth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” as a result of a breach of any of Aebi Schmidt, Holdco or Merger Sub’s covenants relating to the Debt Financing or the Alternative Financing, as applicable, or (y) the ninth item listed in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement,” in each case, without giving effect to any notice requirement or cure period or right.

Expenses
Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses.
Amendments, Extensions and Waivers
Subject to compliance with applicable law, the Merger Agreement may be amended upon consent by all of the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Merger Proposal by the Shyft shareholders at the Special Meeting or the effectiveness of the Holdco member consent, Merger Sub stockholder consent or the Aebi Schmidt Final Stockholder Approval. However, after such approval of the Merger Proposal by the Shyft shareholders at the Special Meeting or the Holdco member consent or the Merger Sub stockholder consent or the Aebi Schmidt Final Stockholder Approval has become applicable, any amendment of the Merger Agreement that requires further approval of the Shyft shareholders, the stockholders of Aebi Schmidt or the sole shareholder of Merger Sub or the sole member of Holdco will be effective only with the approval of such persons, as applicable.
No Third-Party Beneficiaries
The respective representations, warranties and covenants set forth in the Merger Agreement are solely for the benefit of the other parties thereunder, in accordance with and subject to the terms of the Merger Agreement, and the Merger Agreement is not intended to, and does not, confer upon any person other than the parties thereto any rights or remedies thereunder, including the right to rely upon the representations and warranties set forth therein, except for (x) each present and former director or officer of Aebi Schmidt, Shyft and their respective subsidiaries, and (y) the financing sources for the debt financing who are express third party beneficiaries under certain specific provisions of the Merger Agreement. In addition, Shyft, on behalf of the holders of Shyft Common Stock, Shyft RSUs, and Shyft PSUs (each of which are third party beneficiaries of the Merger Agreement to the extent required) has the right to pursue specific performance, it being agreed that only Shyft has the sole and exclusive right to enforce any of the rights of such holders under the Merger Agreement, as agent for such holders.
Specific Performance
Pursuant to the Merger Agreement, each party has agreed that, prior to the termination of the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of terms and provisions of the Merger Agreement in any court, without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party has also irrevocably waived any right it may have to require the obtaining, furnishing or posting of any bond or similar instrument in connection with or as a condition to obtaining any remedy pursuant to its specific performance rights under the Merger Agreement.

OTHER RELATED AGREEMENTS
Relationship Agreements
The following is a summary of the material provisions of the Relationship Agreements, which will be entered into by the Specified Stockholders concurrently with the Closing and is qualified in its entirety by reference to the full text of the form of the Relationship Agreements attached as Annex C-1, C-2 and C-3 to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.
Concurrently with the Closing, the PCS Parties will enter into the PCS Relationship Agreement with Aebi Schmidt pursuant to which, among other things:
•
From and after the date of the PCS Relationship Agreement, PCS will have the right to designate for nomination by the Governance and Sustainability Committee for approval and recommendation to the Combined Company’s shareholders by the Combined Company Board (i) four (4) qualified directors to the Combined Company Board for so long as the PCS Parties, together with their affiliates and respective permitted transferees, beneficially own at least 35% of the outstanding Aebi Schmidt Common Stock, one of whom must qualify as an independent director pursuant to Rule 5605(a)(2) of the Nasdaq Listing Rules, (ii) three (3) qualified directors to the Combined Company Board for so long as such persons beneficially own at least 25% of the outstanding Aebi Schmidt Common Stock, none of whom shall need to be an independent director pursuant to Rule 5605(a)(2) of the Nasdaq Listing Rules, (iii) two (2) qualified directors to the Combined Company Board for so long as such persons beneficially own at least 15% of the outstanding Aebi Schmidt Common Stock, none of whom shall need to be an independent director pursuant to Rule 5605(a)(2) of the Nasdaq Listing Rules, and (iv) one (1) qualified director to the Combined Company Board for so long as such persons beneficially own at least 12.5% of the outstanding Aebi Schmidt Common Stock (the “12.5% Condition”) who shall not have to be an independent director pursuant to Rule 5605(a)(2) of the Nasdaq Listing Rules.

•
The PCS Parties will cause the applicable number of directors designated by PCS for nomination and actually appointed to the Combined Company Board to promptly tender their resignations from the Combined Company Board (and any committee thereof) to the extent necessary to ensure that the number of such directors designated by PCS and actually appointed to the Combined Company Board does not exceed the number of directors that the PCS Parties would then be entitled to designate for nomination to the Combined Company Board pursuant to the PCS Relationship Agreement.

•
The parties will consider in good faith a reduction of the size of the Combined Company Board to nine (9) directors from and after the 2026 annual general meeting of the Combined Company with the objective of having a board of directors that consists of directors that (x) are appropriately skilled and experienced considering the integration needs of the Combined Company at such time and the Combined Company’s status as a Swiss entity (and which directors are otherwise complementary in respect of the then-existing needs of the Combined Company Board) and (y) otherwise comply with any best practices or guidelines contained in the Governance and Sustainability Committee Charter.

•
The parties will work in good faith with the Chairman of the Governance and Sustainability Committee regarding the Combined Company’s efforts to maintain an overall board composition, including in respect of any minority groups, that complies with any best practices or guidelines contained in the Governance and Sustainability Committee Charter or issued by proxy advisory firms of recognized national standing.

•
The parties agree that in no event will the size of the Combined Company Board be (i) less than 9 and (ii) more than 11 during the period that PCS has director designation rights under the PCS Relationship Agreement.

•
The parties agree that, for so long as the 12.5% Condition is satisfied, the Governance and Sustainability Committee will consult with PCS regarding the identity of the Chairman of the Combined Company Board (it being acknowledged and agreed by PCS that the Chairman of the Combined Company Board and the Chief Executive Officer of the Combined Company will be different individuals).

•
The PCS Parties (and their respective permitted transferees) will be subject to a three-year “lock-up” period with respect to certain shares of Aebi Schmidt Common Stock beneficially owned by such parties, which restrictions permit (i) following the date that is six months after Closing, a sale of no more than 5% of the total outstanding shares of Aebi Schmidt Common Stock by the PCS Parties and certain other

Specified Stockholders, (ii) following the one year anniversary of Closing, a sale of no more than an additional 5% of the total outstanding shares of Aebi Schmidt Common Stock by the PCS Parties and certain other Specified Stockholders, and (iii) following the two year anniversary of Closing, a sale of no more than a number of shares of Aebi Schmidt Common Stock that would result in (x) the PCS Parties beneficially owning at least 15% of the outstanding Aebi Schmidt Common Stock and (y) certain other Specified Stockholders beneficially owning at least 5% of the outstanding Aebi Schmidt Common Stock.
•
The PCS Parties (and their respective affiliates) will be subject to a customary two-year “standstill” arrangement to prevent the PCS Parties from taking actions that can be materially adverse to the interests of the Combined Company, subject to certain customary exceptions and a provision that allows the PCS Parties (and their respective affiliates), for a limited period of time, to purchase shares of Aebi Schmidt Common Stock solely to the extent an issuance of shares of Aebi Schmidt Common Stock results in the PCS Parties falling below the beneficial ownership thresholds necessary to appoint a number of qualified directors to the Combined Company Board; and

•
For so long as the PCS Parties, together with their affiliates and respective permitted transferees, beneficially own at least 12.5% of the outstanding Aebi Schmidt Common Stock, the PCS Parties will have certain customary information and access rights.

The PCS Relationship Agreement will terminate upon the earliest of: (a) the date on which the PCS Parties or any of their permitted transferee(s) (together with their affiliates) no longer satisfies the 12.5% Condition, (b) following a written notice to the Combined Company by a PCS Party, at any time after the date that is the 4-year anniversary of the date of the Relationship Agreement with 6-month written notice to all other parties, (c) the liquidation or winding up of the Combined Company; or (d) upon the written agreement of Combined Company and the PCS Parties. Notwithstanding the foregoing, the confidentiality obligations contained in the PCS Relationship Agreement will survive the termination of the PCS Relationship Agreement until the date that is two years after the date on which the 12.5% Condition is no longer satisfied (subject to any additional restrictions under applicable law).
Concurrently at the Closing, Gebuka will enter into the Gebuka Relationship Agreement and Barend Fruithof will enter into the Fruithof Relationship Agreement, each of which is based on the same form as the PCS Relationship Agreement, except that, among other differences, each of Gebuka and Fruithof will not have any right to designate any individual for nomination to the Combined Company Board and will not be entitled to the information rights provided to PCS under the PCS Relationship Agreement.
Support Agreement
The following is a summary of the material provisions of the Support Agreement entered into by Shyft and the Specified Stockholders, and is qualified in its entirety by reference to the full text of the Support Agreement attached as Annex E to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.
In connection with the execution of the Merger Agreement, Shyft entered into the Support Agreement with the Specified Stockholders, pursuant to which, among other things, each Specified Stockholder has agreed:
•
(i) at any meeting of the shareholders of Aebi Schmidt at which any transaction or other matter contemplated by the Merger Agreement is proposed to be voted on, to be present or to cause all its shares of Aebi Schmidt Common Stock to be represented and to vote or cause to be voted (including by written consent) all its shares of Aebi Schmidt Common Stock in favor of such proposed transaction or other matter, including but not limited to (1) the amendment of the articles of association of Aebi Schmidt as contemplated by the Merger Agreement (2) the share combination and share split (ratio 2:15) as well as the ordinary capital increase by issuing a number of shares of Aebi Schmidt Common Stock necessary such that the total number of issued and outstanding shares of Aebi Schmidt Common Stock as of immediately following the Effective Time equals approximately 77,599,384 (subject to certain adjustments) (3) the change of the currency of the share capital from CHF to USD as well as a capital decrease (with allocation of the reduction amount to the capital reserve) to round down the nominal value of Aebi Schmidt Common Stock to USD 1.00, and (4) the election of the members of Aebi Schmidt’s Board effective upon Closing in accordance with the Merger Agreement, and (5) any matter required or desirable for the registration of the shares of Aebi Schmidt Common Stock with the SEC and the listing of such shares on Nasdaq.

•
at any relevant meeting of the shareholders of Aebi Schmidt, to be present or to cause all its shares of Aebi Schmidt Common Stock to be represented and to vote or cause to be voted (including by written consent), all of its shares of Aebi Schmidt Common Stock against (1) any Aebi Schmidt Acquisition Proposal, (2) any reorganization, recapitalization, liquidation or winding-up of Aebi Schmidt or any other extraordinary transaction involving Aebi Schmidt, (3) any action, agreement or transaction involving Aebi Schmidt or its affiliates that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger and the other Transactions, and (4) any action or agreement that would reasonably be expected to result in a breach or violation of any covenant, representation or warranty or any other obligation of such Specified Stockholder contained in the Support Agreement.
•
to (i) enter at Closing into the applicable Relationship Agreement and take any other action required to be taken from the date hereof through the Closing in its capacity as a shareholder of Aebi Schmidt, (ii) to the extent within its powers (including, if such Specified Stockholder is a director or officer of Aebi Schmidt, Holdco or Merger Sub, by exercising such Specified Stockholder’s powers as director or officer accordingly and if any representatives of such Specified Stockholder hold any office as director or officer of Aebi Schmidt, Holdco or Merger Sub, by giving directions to such representatives consistent with this obligation, in each case subject to any applicable fiduciary duties), cause Aebi Schmidt’s Board to convene the extraordinary shareholders’ meeting and submit the relevant proposals to a vote, and (iii) take any action reasonably requested by Shyft and within the reasonable powers of such Specified Stockholder to make effective the Merger and the other Transactions.

In addition, each Specified Stockholder has also agreed in the Support Agreement to certain restrictions on the transfer of shares of Aebi Schmidt Common Stock, including agreeing not to (without the prior written consent of Shyft (which consent may be withheld in Shyft’s sole discretion)), directly or indirectly, take any of the following actions:
•
offer or contract to sell, sell, assign, transfer, pledge, encumber, subject to a lien or otherwise dispose any shares of Aebi Schmidt Common Stock or any other equity interests of Aebi Schmidt or any of its subsidiaries held by such Specified Stockholder (such securities, which include stock acquired after the signing of the Merger Agreement, the “Covered Securities”);

•
deposit into a voting trust or enter into a voting agreement or arrangement with respect to any such securities or grant any proxy, power of attorney or any other authorizations or consents with respect thereto;

•
enter into any contract, option or other arrangement, understanding or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in or the voting of such securities; or

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities.
Notwithstanding the foregoing, Barend Fruithof is permitted to take any of the foregoing actions with respect to up to 100,000 Covered Securities to PCS and Gebuka (and their affiliates).
Further, each Specified Stockholder has agreed not to take any of the solicitation actions that Aebi Schmidt would be prohibited from taking under Merger Agreement (as described in greater detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation by Aebi Schmidt”).
The Support Agreement will automatically terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the mutual written agreement of the parties to the Support Agreement.

Registration Rights Agreement
The following is a summary of the material provisions of the registration rights agreement, which will be entered into by certain Specified Stockholders (the “Holders”) and is qualified in its entirety by reference to the full text of the form of such registration rights agreement attached as Annex D to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.
At the Closing, as a condition to the consummation of the transaction, Aebi Schmidt will enter into the Registration Rights Agreement with the Holders. A form of the Registration Rights Agreement is attached to this proxy statement/prospectus as Annex D. Pursuant to the Registration Rights Agreement, the Combined Company will grant the Holders of registrable securities that are party to the Registration Rights Agreement certain registration rights with respect to such registrable securities.
Demand Rights
Subject to certain limitations set forth in the Registration Rights Agreement, Holders who collectively have beneficial ownership of at least a majority of the registerable securities will have the right to require the Combined Company to use its commercially reasonable efforts to effectuate an underwritten public offering of the registrable securities (each, a “Demand Registration”). If the Combined Company is eligible to use a Form S-3, the Holders may require such registration to be a shelf registration.
The aggregate proceeds expected to be received from the sale of any registered ordinary shares of the Combined Company in a Demand Registration, other than a non-underwritten shelf registration, must equal at least $50,000,000 provided that certain specified conditions during the lock-up period (the “Lock-up Period”) under the Relationship Agreements with the Holders are met. A Demand Registration that is a non-underwritten shelf registration will be at least $25,000,000. During the Lock-up Period, no Demand Registration, whether for an underwritten or non-underwritten offering, will register more than the number of shares that such Holders are permitted to sell during the Lock-up Period at such time under the Relationship Agreements. Holders are not entitled to request more than two Demand Registrations in any 12-month period.
Piggyback Rights
The Registration Rights Agreement will grant each Holder “piggyback” registration rights. Subject to certain exceptions and limitations, if the Combined Company proposes to sell ordinary shares of the Combined Company in an underwritten public offering or registers such shares with the SEC, for its own account or otherwise, each Holder will be entitled to include certain of its registrable securities in such offering or registration.
Conditions and Limitations
The registration rights provided for pursuant to the registration rights agreement will be subject to conditions and limitations, including the right of underwriters in an underwritten offering to limit the number of shares to be included in an offering and the Combined Company’s right to delay, suspend or withdraw a registration statement under specified circumstances.
Expenses; Indemnification
The Registration Rights Agreement provides that the Combined Company and the Holders will evenly split fees relating to any registration under the Registration Rights Agreement, up to $50,000. Any amounts in excess of $50,000 are payable by the Holders. The Registration Rights Agreement will contain customary indemnification and contribution provisions.

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF SHYFT
The audited consolidated balance sheets of Shyft, as of December 31, 2024 and 2023, and the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, included in Shyft’s Form 10-K are each hereby incorporated by reference into this proxy statement/prospectus. For additional information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AEBI SCHMIDT

INDEX TO AEBI SCHMIDT HOLDING AG AUDITED ANNUAL
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and shareholders of Aebi Schmidt Holding AG
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aebi Schmidt Holding AG and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
April 4, 2025

We have served as the Company's auditor since 2014.

AEBI SCHMIDT HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$65,173	$42,698
Accounts receivable, less allowance for credit losses of $580 and $382	173,957	202,304
Contract assets	24,145	9,654
Inventories	231,399	245,511
Prepaid expense and other current assets	23,487	19,958
Total current assets	518,161	520,125
Property, plant and equipment, net	68,647	71,736
Goodwill	221,189	221,189
Intangible assets, net	175,324	188,511
Deferred tax assets	5,693	5,546
Right of use assets operating leases	63,066	69,415
Other assets	36,044	34,261
TOTAL ASSETS	$1,088,124	$1,110,783

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$93,634	$100,074
Accrued warranty	8,577	7,236
Accrued compensation and related taxes	23,204	21,558
Contract liabilities	20,044	12,979
Operating lease liabilities	9,241	8,892
Other current liabilities and accrued expenses	89,260	91,635
Current portion of long-term debt	23,259	25,120
Total current liabilities	267,219	267,494
Other non-current liabilities	8,053	6,435
Long-term operating lease liabilities	52,748	59,127
Long-term debt, less current portion	376,594	416,511
Deferred tax liabilities	18,335	23,257
Total liabilities	722,949	772,824
Commitments and contingent liabilities Equity:
Common stock, 10.0 CHF par value: 5,382,029 shares authorized as of December 31, 2024, and 2023; and 5,380,224 and 5,382,029 shares outstanding as of December 31, 2024, and 2023.	50,794	50,794
Additional paid-in capital	221,839	221,839
Treasury shares	(257)	-
Retained earnings	61,247	33,790
Accumulated other comprehensive income	31,469	31,533
Total Shareholders’ equity	365,092	337,956
Non-controlling interest	83	3
Total equity	365,175	337,959
TOTAL LIABILITIES AND EQUITY	$1,088,124	$1,110,783

See accompanying Notes to Consolidated Financial Statements.

AEBI SCHMIDT HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2024	2023
Sales	$1,085,958	$1,015,572
Cost of products sold	857,721	808,920
Gross profit	228,237	206,652

Operating expenses:
Research and development	19,556	17,125
Selling, general and administrative	124,660	117,057
Amortization of purchased intangibles	14,088	13,892
Other operating (income) expense	1,441	(456)
Total operating expenses	159,745	147,618

Operating income	68,492	59,034

Other income (expense):
Interest expense	(34,106)	(38,031)
Other income (expense)	7,278	(3,657)
Total other expense	(26,828)	(41,688)

Income from continuing operations before income taxes	41,664	17,346
Income tax expense	10,927	6,147
Income from continuing operations	30,737	11,199
Net income	30,737	11,199
Less: Net income attributable to non-controlling interest	55	0

Net income attributable to Aebi Schmidt Holding AG	$30,682	$11,199

Earnings per share
Basic and diluted earnings per share	$5.70	$2.08

Basic weighted average common shares outstanding	5,382	5,379

See accompanying Notes to Consolidated Financial Statements.

AEBI SCHMIDT HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,
	2024	2023
Net income	$30,737	$11,199

Other comprehensive income:
Foreign currency translation adjustments	3	2,829
Pension benefit, net of tax	(67)	(3,733)
Other comprehensive loss, net of tax	(64)	(904)

Comprehensive income	30,673	10,295
Less: Comprehensive income attributable to non-controlling interests	55	0
Comprehensive income attributable to Aebi Schmidt Holding AG	$30,618	$10,295

See accompanying Notes to Consolidated Financial Statements.

AEBI SCHMIDT HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share data)

	Number of shares	Common stock	Additional Paid-in Capital	Treasury shares	Retained earnings	Accumulated Other Comprehensive Income	Total Shareholders’ equity	Non- controlling interest	Total equity
Balance at January 1, 2023	5,378,797	$50,794	$221,738	$(224)	$24,661	$32,437	$329,406	$3	$329,409
Translation adjustments in the reporting period						2,829	2,829		2,829
Pension benefit						(3,733)	(3,733)		(3,733)
Net income					11,199		11,199	0	11,199
Purchase of treasury shares	(10,192)			(1,053)			(1,053)		(1,053)
Disposal of treasury shares	13,424		101	1,277			1,378		1,378
Dividends declared ($0.38 per share)					(2,070)		(2,070)		(2,070)
Balance at December 31, 2023	5,382,029	$50,794	$221,839	$—	$33,790	$31,533	$337,956	$3	$337,959
Translation adjustments in the reporting period						3	3		3
Capital increase							—	25	25
Pension benefit						(67)	(67)		(67)
Net income					30,682		30,682	55	30,737
Purchase of treasury shares	(1,805)			(257)			(257)		(257)
Dividends declared ($0.60 per share)					(3,225)		(3,225)		(3,225)
Balance at December 31, 2024	5,380,224	$50,794	$221,839	$(257)	$61,247	31,469	$365,092	$83	$365,175

See accompanying Notes to Consolidated Financial Statements.

AEBI SCHMIDT HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$30,737	$11,199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,414	27,164
Bargain purchase gain	(6,780)	—
Foreign exchange (gains) losses on debt	(1,647)	1,778
Changes in repurchase liability for employee share plan	3,446	2,562
Deferred taxes	(4,875)	690
Pension	(2,580)	(6,352)
Other, net	(885)	418
Changes in operating assets and liabilities:
Accounts receivable and contract assets	8,317	(29,353)
Inventories	14,019	(11,115)
Accounts payable	(3,556)	10,032
Contract liabilities	8,107	7,884
Income tax payable and receivable	3,375	5,278
Other assets and liabilities	(5,322)	9,905
Net cash provided by operating activities	68,770	30,090
Cash flows from investing activities:
Purchases of property, plant and equipment	(13,596)	(11,729)
Purchases of intangible assets	(17)	(185)
Proceeds from sale of property, plant and equipment	63	338
Acquisition of businesses, net of cash acquired	4,438	(10,052)
Net cash used in investing activities	(9,112)	(21,628)
Cash flows from financing activities:
Repayment of debt	(23,892)	(19,457)
Capital increase minority	25	—
Deferred payments related to historical transactions	(7,161)	—
Payment of finance lease principal	(918)	(1,047)
Payments of dividends	(3,225)	(2,070)
Purchase and sale of treasury shares	(257)	224
Net cash used in financing activities	(35,428)	(22,350)
Effect of exchange rate changes on cash and cash equivalents	(1,755)	116
Net increase (decrease) in cash and cash equivalents	22,475	(13,772)
Cash and cash equivalents at beginning of year	42,698	56,470
Cash and cash equivalents at end of year	$65,173	$42,698
Supplemental disclosures of cash flow information
Cash paid during the fiscal year for:
Interest	33,799	37,786
Income taxes	13,400	6,064

See accompanying Notes to Consolidated Financial Statements.

AEBI SCHMIDT HOLDING AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)
NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION
As used herein, the term “the Company”, refers to Aebi Schmidt Holding AG and its subsidiaries unless designated or identified otherwise.
Nature of Operations
The Company is a provider of innovative technical products for cleaning and clearing traffic areas as well as mowing green spaces in particularly challenging terrain. The range of products comprises vehicles, attachable and demountable devices for individual vehicle equipment as well as related services. Aebi Schmidt Holding AG covers the European and North American Markets with its own sales organizations while clients outside of these markets are served either directly by the exporting subsidiary or indirectly by the worldwide dealer network.
The Shyft Transaction
On December 16, 2024, the Company entered into an Agreement and Plan of Merger, dated as of December 16, 2024 (the “Merger Agreement’’), by and among The Shyft Group, Inc., a Michigan corporation (“Shyft”), Aebi Schmidt Holding AG, a Switzerland Aktiengesellschaft (“Aebi Schmidt”), ASH U.S. Group, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub, Inc., a Michigan corporation and direct, wholly owned subsidiary of Holdco (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Shyft (the “Merger”, and the time at which the Merger is effective, the “Effective Time”), with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt (the transactions contemplated by the Merger Agreement, the “Transactions”). “Combined Company” refers to Aebi Schmidt as of and following the Effective Time.
At the Effective Time, each share of common stock, no par value, of Shyft (“Shyft Common Stock”) issued and outstanding as of immediately prior to the Effective Time (other than any shares of Shyft Common Stock that are held as of immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 (the “Exchange Ratio”) of fully paid and nonassessable shares of common stock, par value $1.00 per share, of Aebi Schmidt (“Aebi Schmidt Common Stock”), on the terms and subject to the conditions set forth in the Merger Agreement.
As of immediately following the Effective Time, the holders of shares of Shyft Common Stock as of immediately prior to the Effective Time will own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock and the holders of shares of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock
As of immediately following the Effective Time, the Board of Directors of the Combined Company will be composed of eleven members, six of whom will be designated by Aebi Schmidt and five of whom will be designated by Shyft. James A. Sharman, the Chairman of the Shyft Board of Directors as of immediately prior to the Effective Time, will serve as the Chairman of the Combined Company Board following the Effective Time. Barend Fruithof, current CEO of Aebi Schmidt, will serve as Vice Chairman and Peter Spuhler, current Chairman of Aebi Schmidt, will also serve on the board. The Merger Agreement includes a covenant requiring Shyft and Aebi Schmidt to cooperate in good faith until the Closing to agree on a new name and ticker symbol for Aebi Schmidt.
The Closing is expected to occur in the middle of 2025, subject to certain closing conditions, including, among others, (a) the affirmative vote of the holders of a majority of the outstanding shares of Shyft common stock, (b) the approval by two-thirds of the shares of Aebi Schmidt Common Stock represented at an extraordinary meeting of the shareholders of Aebi Schmidt of all matters requiring shareholder approval to consummate the Transactions in accordance with the Merger Agreement and (c) the receipt of certain required regulatory consents, approvals, non-disapprovals and other authorizations under certain applicable antitrust and foreign direct investment laws and regulations specified in the Merger Agreement. The Merger will be accounted for as a forward merger using the acquisition method of accounting, pursuant to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Aebi Schmidt treated as the legal and accounting acquirer and Shyft treated as the legal and accounting acquiree.

The obligation of the Company to consummate the Closing is further conditioned on Aebi Schmidt obtaining debt financing substantially concurrently with the Closing. On March 10, 2025, Aebi Schmidt entered into a $600 million credit facilities agreement (the “Credit Facilities Agreement”) by and among Aebi Schmidt as original borrower and original guarantor, certain of its subsidiaries as guarantors and a syndicate of lenders (the “Lenders”) led by UBS Switzerland AG and Zürcher Kantonalbank (the “Original Lenders”). After the Closing, certain Shyft entities must accede to the Credit Facilities Agreement as additional guarantors. The Credit Facilities Agreement provides for a multicurrency senior secured amortizing term loan facility in an aggregate amount of up to $350 million (the “Term Loan Credit Facility”) and a multicurrency senior secured revolving loan facility in an aggregate amount of up to $250 million (the “Revolving Credit Facility”, and together with the Term Loan Credit Facility, the “New Credit Facilities”), both of which mature no later than five years after the first utilization under the Credit Facilities Agreement. The loans carry an interest rate of either (i) compounded SOFR for loans in USD plus a credit adjustment spread of 0.10% p.a., (ii) daily non-cumulative compounded SARON for loans in CHF and (iii) EURIBOR for loans in EUR,in each case plus a margin based upon Aebi Schmidt’s ratio of Net Senior Debt to LTM EBITDA,adjusted on a quarterly basis starting December 31, 2025, and an increase of 0.20% for loans in USD.The initial margin is 3.25% p.a. The credit facilities agreement includes customary financial covenants.
Basis of Presentation and Consolidation
The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“U.S.”) and include the accounts of Aebi Schmidt Holding AG and its subsidiaries. All inter-company transactions and balances have been eliminated.
Non-Controlling Interest. At December 31, 2024, the Company held an 85% share in ASH Trading & Services (Beijing) Co., Ltd. and a 99.98% share in Aebi & Co. AG Maschinenfabrik, Burgdorf. Accordingly, they were reported as a consolidated subsidiary of Aebi Schmidt Holding AG and the portion of the equity of these subsidiaries not owned by the Company is presented as non-controlling interest.
Use of Estimates. Management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Certain of these estimates including warranty expense, intangible asset valuation and useful life, impairment assessments of tangible and intangible assets, provisions of income taxes, and incremental borrowing rate in right of use assets and lease liabilities are particularly sensitive. These estimates and assumptions are based on management’s best estimates and judgments at the time they are made and are generally derived from management’s understanding and analysis of the relevant and current circumstances, historical experience, and actuarial and other independent external third-party specialist valuations, when applicable. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with certainty, actual amounts could differ significantly from those estimated at the time the Consolidated Financial Statements are prepared. Changes in those estimates will be reflected in the Consolidated Financial Statements in future periods.
Revenue Recognition. A contract exists when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. Revenue is recognized when performance obligations under the terms of the contract with a customer are satisfied. Essentially all revenue is generated through contracts with the customers. The Company may recognize revenue over time or at a point in time when or as obligations under the terms of a contract with the customer are satisfied, depending on the terms and features of the contract and the products supplied. Our contracts generally do not have any significant variable consideration. The collectability of consideration on the contract is reasonably assured before revenue is recognized. On certain vehicles, payment may be received in advance of the Company’s satisfying the performance obligations. Such payments are recorded within Contract liabilities on the Consolidated Balance Sheets. The corresponding performance obligations are generally satisfied within one year of the contract inception. In such cases, the Company has elected to apply the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component. The financing impact on contracts that contain performance obligations that are not expected to be satisfied within one year are expected to be immaterial to the Consolidated Financial Statements.
The Company have elected to utilize the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred because the amortization period for the prepaid costs that would have otherwise been deferred and amortized is one year or less. The Company use an observable price to allocate the stand-alone selling price to separate performance obligations within a contract or a cost-plus margin approach when an observable price is not available. The estimated costs to fulfil the base warranties are recognized as expense when the products are sold (see “Note 8 – Commitments and Contingent Liabilities” for further information on warranties). Once the customer accepts the products there is no right of return, therefore the contracts with customers do not contain an accrual for product returns, except for contracts related to certain parts sales.
Revenue for parts sales for all segments is recognized at the time that control and risk of ownership has passed to the customer, which is generally when the ordered part is shipped to the customer. Historically, return rates on parts sales have been immaterial. Our receivables are generally collected in less than three months, in accordance with the underlying payment terms.
Distinct revenue recognition policies for sales channels are as follows:
New Business
New Business revenues arise from the sale of equipment and attachments, including the initial delivery of spare parts if sold in the same contract as the equipment.
Certain equipment is built on a chassis that is owned and controlled by the customer. Due to the customer ownership of the chassis, the performance obligation is satisfied as the vehicles are built. Accordingly, the revenue and corresponding cost of products sold associated with these contracts are recognized over time based on the inputs completed for a given performance obligation during the reporting period.
Certain contracts include equipment built on a chassis that the Company purchases and subsequently sell to the customer. The revenue for these contracts is recognized at the time that the performance obligation is satisfied, and control and risk of ownership has passed to the customer, which is generally upon shipment of the vehicle from the manufacturing facility to the customer or receipt of the vehicle by the customer, depending on contract terms. The Company has elected to account for shipping and handling costs after control has been transferred as fulfilment costs which are recognized in cost of products sold.
After Sales
After Sales revenues arise from the sales of spare parts, rendering of repair and maintenance services, and proceeds from fixed maintenance and service contracts. The Company recognizes revenue from the rendering of repair and maintenance services when the services are performed, and control of the service is transferred to the customer. Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for those services.
For fixed maintenance and services contracts, the Company recognizes revenue over the term of the contract on a straight-line basis, consistent with the pattern of the service being provided. The Company assesses the contract terms and conditions to determine the appropriate period and pattern for revenue recognition. Any payments received in advance of service performance are recorded as contract liabilities and recognized over the period of service delivery.
Revenues from spare parts sales are recognized at the time that the performance obligation is satisfied, and control is transferred to the customer, which is generally upon receipt by the customer, depending on contract terms. Revenues from repair and maintenance services are recognized over time, based on the inputs completed for a given performance obligation, as repairs and maintenance services enhance an asset that the customer controls.
Revenues from fixed maintenance and service contracts are recognized over the contract term, based on the inputs completed for a given performance obligation, as the customer consumes the benefits of the contract as the Company perform.
Revenues from transactions with external customers for each of the Company’s products would be impracticable to disclose and management does not view its business by product line. For revenue disaggregated by geographic area refer to “Note 2 - Revenue” and “Note 17 – Segments”.
Cost of Products Sold. Costs of products sold represent costs directly related to the manufacture and distribution of the Company’s products. Such costs include raw materials, manufacturing costs, packaging, shipping and handling, and depreciation of manufacturing and distribution equipment and leasehold improvements.

Business Combinations. When acquiring other businesses, the Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date estimated fair values and separately from any goodwill that may be required to be recognized. Goodwill, when recognizable, is measured as the excess amount of any consideration transferred, which is measured at fair value, over the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.
Accounting for such acquisitions requires the Company to make significant assumptions and estimates and such amounts are adjusted during the measurement period. Acquired businesses are accounted for using the acquisition method of accounting, which requires, among other things, that most assets acquired, and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Costs incurred to effect an acquisition, such as legal, accounting, valuation or other third-party costs, as well as internal general and administrative costs incurred are charged to expense in the periods incurred.
Refer to “Note 13 - Business Combinations” for additional information regarding the Company’s accounting for recent business combinations.
Shipping and Handling of Products. Costs incurred related to the shipment and handling of products are classified in cost of products sold. Amounts billed to customers for shipping and handling of products are included in sales.
Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, cash on deposit, treasuries and money market funds. The Company consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Certain operating agreements require the Company to post cash as collateral.
Accounts Receivable. Our receivables are subject to credit risk, and the Company do not typically require collateral on its accounts receivable. The Company performs periodic credit evaluations of their customers’ financial condition and generally require a security interest in the products sold. Receivables generally are due within 30-to-90 days. The Company maintains an allowance for customer credit losses that reduces receivables to amounts that are expected to be collected. In estimating the allowance for credit losses consistent with it reflecting related lifetime expected credit losses, management considers relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets.
Inventories. Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less cost to sell and considers the current assessment of general market and economic conditions, slow-moving inventory, and future demands. The acquisition cost includes the purchase price (material costs) and other directly attributable acquisition costs, such as procurement department expenses, transportation costs, import duties, packaging materials, material overhead cost for sourcing, less any reductions in acquisition costs. Refer to “Note 3 - Inventories” for additional information regarding the Company’s inventory.
Contract Assets. Contract assets arise upon the transfer of goods or services to a customer before the customer pays consideration. The Company presents the contract as either a contract asset or as a receivable, depending on the nature of the entity’s right to consideration for its performance. Contract assets are a right to consideration in exchange for goods or services that the Company has transferred to a customer, when the right is conditioned on something other than the passage of time. Refer to “Note 2 - Revenue” for additional information regarding the Company’s contract assets.
Property, Plant and Equipment. Property, plant and equipment is stated at cost and the related assets are depreciated over their estimated useful lives on a straight-line basis. Estimated useful lives range from 15-40 years for buildings, 3-8 years for plant and office equipment and 5-12 years for technical installation and machinery. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized. The Company reviews its property, plant and equipment, along with all other long-lived assets that have finite lives, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. See “Note 5 - Property, Plant and Equipment” for further information on its property and equipment.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the cost of a business combination over the fair value of the net assets acquired. Goodwill is not amortized but is subject to impairment tests on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is allocated to the reporting unit from which it was created. A reporting unit is an operating segment or sub-segment to which goodwill is assigned when initially recorded.
Other intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
The Company performs the annual goodwill and indefinite lived intangible assets impairment test as of year-end and monitor for interim triggering events on an ongoing basis. For goodwill the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Under authoritative guidance, the Company is not required to calculate the fair value of a reporting unit unless the Company determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The Company have the option to bypass the qualitative assessment and proceed to a quantitative impairment test.
If the Company elects to bypass the qualitative assessment for a reporting unit, or if after completing the assessment the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company performs a quantitative impairment test, whereby the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of the reporting unit is determined by estimating the future cash flows of the reporting unit to which the goodwill relates and then discounting the future cash flows at a market-participant-derived weighted-average cost of capital (“WACC”). In determining the estimated future cash flows, the Company considers current and projected future levels of income based on their plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to the excess, up to the carrying value of the goodwill.
Significant judgments inherent in these assessments and analyses include assumptions about macroeconomic and industry conditions, appropriate sales growth rates, WACC and the amount of expected future net cash flows. The judgments and assumptions used in the estimate of fair value are generally consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change because of changing economic and competitive conditions. The determination of fair value is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the reporting units. See “Note 4 - Goodwill and Other Intangible Assets” for further details on goodwill and other intangible assets.
Warranties. Our policy is to record an accrual for the estimated cost of warranty-related claims at the time of the sale and periodically adjust the warranty liability to reflect actual experience. The amount of warranty liability accrued reflects management’s best estimate of the expected future cost of honoring their obligations under the warranty agreements. Expense related to warranty liabilities accrued for product sales, as well as adjustments to pre-existing warranty liabilities, are reflected within Cost of products sold on the Consolidated Statements of Operations. The estimates are based on historical experience, the number of units involved, and the extent of features and components included in product models. See “Note 8 - Commitments and Contingent Liabilities” for further information regarding warranties.
Contract Liabilities. The Company sometimes receives advance payments from customers for product orders and record these amounts as liabilities. The Company accepts such deposits when presented by customers seeking improved pricing in connection with orders that are placed for products to be manufactured and sold at a future date. Sales associated with these deposits are recognized over time based on the inputs completed for a given performance obligation during the reporting period or deferred and recognized upon shipment of the related product to the customer depending on the terms of the contract. Refer to “Note 2 - Revenue” for additional information regarding the Company’s contract liabilities.
Research and Development. Our research and development costs, which consist of compensation costs, materials, external support services and overheads related to new product and technology development, are expensed as incurred.

Taxes on Income. The Company recognizes deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The Company’s domestic tax rates are between 13,9% and 22,4% and the applicable foreign tax rates are between 19% and 30%.
The Company establishes valuation allowances for deferred income tax assets in accordance with U.S. GAAP, which provides that such valuation allowances shall be established unless realization of the income tax benefits is more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. At each reporting period, the Company considers the scheduled reversal of deferred tax liabilities, available taxes in carry back periods, tax planning strategies and projected future taxable income in making this assessment.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax accruals and accruals.
Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company also records interest and penalties related to unrecognized tax benefits within income tax expense. Interest and penalties attributable to income taxes are recorded as a component of income taxes. See “Note 7 - Income Taxes” for further details on income taxes.
Earnings Per Share. Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Basic earnings per share represents net earnings divided by basic weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive instruments. Equity instruments are excluded from the calculation of diluted earnings per share if the effect of including such instruments is antidilutive.
Stock-Based Compensation. The Company accounts for share-based payment awards that will be settled in cash as liability-based awards. The Company measures share-based compensation expense of liability-based awards at fair value at each reporting date until the date of settlement based on the number of units vested, where applicable, the level of achievement of predefined performance goals. These awards are remeasured on each reporting date. Our stock-based compensation plans are described in more detail in “Note 14 - Stock Based Compensation and Equity”.
Fair Value. A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:
Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose significant inputs are observable.
Level 3 – Instruments whose significant inputs are unobservable.
The Company is required to disclose the estimated fair value of their financial instruments. The carrying value at December 31, 2024, and 2023 of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short-term nature. The carrying value of variable rate debt instruments approximate their fair value based on their relative terms and market rates.

Segment Reporting. The Company identifies their reportable segments based on the management structure and the financial data utilized by the chief operating decision maker to assess segment performance and allocate resources among their operating segments. The Company has two reportable segments: North America and Europe, including Rest of the World, (“ROW”). More detailed information about the reportable segments can be found in “Note 17 - Segments”.
Foreign Currency Translation. The functional currency of the Company’s foreign operations is generally the applicable local currency. The functional currency is translated into U.S. dollars using the respective current exchange rate in effect as of the balance sheet date for assets and liabilities and the respective weighted-average exchange rate during the fiscal year for revenue and expense accounts. Equity is translated at historical rates. The resulting translation adjustments are deferred as a component of other comprehensive income within the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Equity. Gains or losses resulting from transactions denominated in foreign currencies are included in Other income (expense), net in the Consolidated Statements of Operations.
Leases. The Company enters contracts that are, or contain, lease agreements that convey the Company’s right to direct the use of, and obtain substantially all of the economic benefits from, an identified asset for a defined period of time in exchange for consideration. The lease term begins and is determined upon lease commencement, which is the point in time when the Company takes possession of the identified asset and includes all non-cancellable periods. Renewal and extension options are considered in the lease term to the extent that is reasonably certain that those will be exercised.
Lease payments are determined at lease commencement and represent fixed lease payments as defined within the respective lease agreement or, in the case of certain lease agreements, variable lease payments that are measured as of the lease commencement date based on the prevailing index or market rate. Future adjustments to variable lease payments are defined and scheduled within the respective lease agreement and are determined based upon the prevailing market or index rate at the time of the adjustment relative to the market or index rate determined at lease commencement. Certain other lease agreements contain variable lease payments that are determined based upon actual utilization of the identified asset. Such future adjustments to variable lease payments and variable lease payments based upon actual utilization of the identified asset are not included within the determination of lease payments at commencement but rather, are recorded as variable lease expense in the period in which the variable lease cost is incurred. For purposes of determining lease payments, the Company combines lease components and non-lease components. Minimum remaining lease payments are discounted to present value based on the estimated incremental borrowing rate at lease commencement.
Right of use assets represent the Company’s right to use an underlying asset throughout the lease term and are measured as the amount of the corresponding lease liability for the respective operating lease agreement, adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs, and impairment of the operating lease right of use asset, as applicable.
Lease expense for the Company’s operating leases is recognized on a straight-line basis over the lease term and is recorded within either cost of products sold or selling, general and administrative expense in the Consolidated Statements of Operations depending on the nature and use of the identified asset underlying the respective operating lease arrangement. For short-term operating leases which have a lease term of 12 months or less and do not include an option to purchase the underlying asset, the Company does not recognize right of use assets and lease liabilities but does recognize lease expense on a straight-line basis.
Finance Leases: Finance leases are initially recorded at the net present value of future minimum lease payments, which includes certain lease and non-lease components. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. Finance Lease Assets are presented separately on the Consolidated Balance Sheets. The Company depreciates Finance Lease Assets consistent with its useful life policy within Property, plant and equipment.
Sale and Leaseback transactions: The Company accounts for sale and leaseback transactions by evaluating whether control of the asset has been transferred to the buyer-lessor, thus qualifying as a sale. Upon a sale being recognized, the seller-lessee derecognizes the asset, records any gain or loss on the sale, and recognizes a lease liability and right of use asset for the leaseback arrangement, with subsequent expense recognition depending on whether the leaseback is classified as an operating or finance lease. If the sale criteria are not met, the transaction is accounted for as a financing arrangement.
Refer to “Note 6 - Leases” for additional information regarding the Company’s leases.
Defined Benefit Pension Plan.
Attribution, Methods and Assumptions: The cost of benefits provided by defined benefit pension plans is recorded in the period employees provide service. The cost of pension plan amendments that provide for benefits already earned by plan participants is amortized over the expected period of benefit which may be the duration of the applicable collective bargaining agreement specific to the plan, the expected future working lifetime or the life expectancy of the plan participants.
Expected return on plan assets represents the portion of net benefit cost attributable to the expected increase in the value of plan assets over the course of the year. The discount rate assumption is established for each of the defined benefit plans at their respective measurement dates. It results from a sample set of cash-flows and a yield curve fitted from a bond basket in the currency of the defined benefit plan. The cash-flows are modelled to match the duration of plan liabilities.
Plan Asset Valuation: Plan assets are measured at fair value on the measurement date.
Refer to “Note 10 - Defined Benefit Pension Plans” for additional information regarding the Company’s defined benefit pension plans.
New Accounting Standards.
Recently adopted accounting pronouncements:
In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 as of December 31, 2024, and applied the amendments retrospectively to all prior periods presented in the Consolidated Financial Statements. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements related disclosures.
Recently issued accounting pronouncements not yet adopted:
In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to Consolidated Financial Statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the Consolidated Financial Statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in the Consolidated Financial Statements, once adopted. The Company is currently evaluating the provisions of this ASU.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. ASU 2023-09 intends to provide investors with enhanced information about an entity’s income taxes by requiring disclosure of items such as disaggregation of the effective tax rate reconciliation as well as information regarding income taxes paid. This ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued. This ASU will result in additional disclosures for the Company beginning with the 2025 annual reporting and interim periods beginning in 2026.

NOTE 2 – REVENUE
Contract Assets and Liabilities
The tables below disclose changes in contract assets and liabilities as of the periods indicated.

Contract Assets	December 31, 2024	December 31, 2023
Contract assets, beginning of year	$9,654	$6,064
Reclassification of the beginning contract assets to receivables, as the result of rights to consideration becomes unconditional	(8,263)	(6,064)
Contract assets recognized, net of reclassification to receivables	22,754	9,654
Contract assets, end of year	$24,145	$9,654

Contract Liabilities
Contract liabilities, beginning of year	$12,979	$4,936
Reclassification of the beginning contract liabilities to receivables, as the result of rights of performance obligations satisfied	(4,689)	(3,765)
Cash received in advance and not recognized in revenue	11,754	11,808
Contract liabilities, end of year	$20,044	$12,979

The aggregate amount of the transaction price allocated to remaining performance obligations in existing contracts that are yet to be completed in the North America and Europe and Rest of the World ( “ROW”) segments are $514,470 and $177,706 respectively, with substantially all revenue expected to be recognized within one year as of December 31, 2024.
For performance obligations that are satisfied over time, revenue is expected to be recognized over the period to complete the contract. For performance obligations that are satisfied at a point in time, revenue is expected to be recognized when the customer obtains control of the product, which is generally upon shipment from their facility. No amounts have been excluded from the transaction prices above related to the guidance on constraining estimates of variable consideration.
In the following tables, revenue is disaggregated by primary geographical market and timing of revenue recognition for the years ended December 31, 2024, and 2023. The tables also include a reconciliation of the disaggregated revenue with the reportable segments.

	Year Ended December 31, 2024
	New Business	After Sales	Total
Primary geographical markets
North America	$538,576	$54,865	$593,441
Europe and ROW	380,157	112,360	492,517
Total Sales	$918,733	$167,225	$1,085,958

Timing of revenue recognition
Products transferred at a point in time	$674,207	$142,629	$816,836
Products and services transferred over time	244,526	24,596	269,122
Total Sales	$918,733	$167,225	$1,085,958

	Year Ended December 31, 2023
	New Business	After Sales	Total
Primary geographical markets
North America	$493,931	$47,938	$541,869
Europe and ROW	365,173	108,530	473,703
Total Sales	$859,104	$156,468	$1,015,572

Timing of revenue recognition
Products transferred at a point in time	$667,431	$132,988	$800,419
Products and services transferred over time	191,673	23,480	215,153
Total Sales	$859,104	$156,468	$1,015,572

NOTE 3 – INVENTORIES
Inventories are summarized as follows:

	As of December 31,
	2024	2023
Finished goods	$105,481	$93,081
Work in process	34,334	46,558
Raw materials and purchased components	91,584	105,872
Total Inventories	$231,399	$245,511

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The Company tests goodwill for impairment at the reporting unit level on an annual basis as of year-end, or whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. See “Goodwill and Other Intangible Assets” within “Note 1 - Nature of Operations and Basis of Presentation” for a description of the accounting policies regarding goodwill and other intangible assets.
As of December 31, 2024, the most recent annual goodwill impairment assessment date, two reporting units were identified for goodwill impairment testing: Monroe and MB Group. The Company qualitatively assessed goodwill assigned to the Monroe and MB Group reporting units and concluded there were no indicators of impairment.
As discussed in “Note 1 - Nature of Operations and Basis of Presentation”, there are significant judgments inherent in the impairment assessments and discounted cash flow analyses. These discounted cash flow analyses are most sensitive to the WACC assumption.
The changes in the carrying amount of goodwill for the years ended December 31, 2024, and 2023 were as follows (in thousands):

	Monroe	MB Group	Total
Balance at December 31, 2022	$197,969	$18,738	$216,707
Acquisition and measurement period adjustment	—	4,482	4,482
Balance at December 31, 2023	$197,969	$23,220	$221,189
Acquisition and measurement period adjustment	—	—	—
Balance at December 31, 2024	$197,969	$23,220	$221,189

Other Intangible Assets
As of December 31, 2024, and 2023, the Company had other intangible assets for the following: Concessions, rights and licenses, Customer relationships, Brands and Technology. These other intangible assets are amortized utilizing a straight-line approach over the estimated useful lives.

The following table provides information regarding other intangible assets:

	As of December 31, 2024			As of December 31, 2023
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Concessions, rights, and licenses	$602	$(305)	$297	$602	$(269)	$333
Customer relationships	158,637	(39,901)	118,736	158,148	(29,379)	128,769
Brands	65,612	(11,799)	53,813	65,196	(8,531)	56,665
Technology	4,549	(2,071)	2,478	4,316	(1,572)	2,744
Total intangible assets	$229,400	$(54,076)	$175,324	$228,262	$(39,751)	$188,511

The Company recorded $14,325 and $14,285 of other intangible asset amortization expense during 2024 and 2023.
The estimated remaining amortization associated with finite-lived intangible assets is expected to be expensed as follows:

Amount
2025	$14,528
2026	14,528
2027	14,528
2028	14,406
2029	14,270
Thereafter	103,064
Total intangible assets	$175,324

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are summarized by major classifications as follows:

	As of December 31,
	2024	2023
Land and Building	$69,119	$68,432
Technical installation and machinery	53,851	50,446
Plant and office equipment	44,395	43,026
Assets under construction	2,346	4,684
Subtotal	169,711	166,588
Less: accumulated depreciation	(101,064)	(94,852)
Total Property, plant and equipment, net	$68,647	$71,736

The Company recorded depreciation expense of $12,089 and $12,879 during 2024 and 2023, respectively. Capitalized interest costs were immaterial for 2024 and 2023.
NOTE 6 – LEASES
The Company has both operating and finance leases for land, buildings, machinery, vehicles and certain equipment. Our leases have remaining lease terms of 1 to 25 years, some of which include options to extend the lease agreements for up to 12 years. Our leases do not contain residual value guarantees. As of December 31, 2024, and 2023, assets recorded under finance leases were immaterial. Lease expense totaled $13,180 and $11,343 for the years ended December 31, 2024, and 2023, respectively.

Operating lease expenses are classified as cost of product sales and selling, general and administrative on the Consolidated Statements of Operations. The components of lease expense were as follows:

	Year Ended December 31,
	2024	2023
Operating leases	$12,777	$11,290
Finance leases
Amortization of right of use (ROU) assets	436	441
Interest on lease liabilities	33	32
Short-term leases	213	61
Variable lease expense	579	314
Sublease income	(858)	(795)
Total lease expense	$13,180	$11,343

The weighted average remaining lease term and weighted average discount rate were as follows:

	Year Ended December 31,
	2024	2023
Weighted average remaining lease term (in years)
Finance leases	3	4
Operating leases	12	13
Weighted average discount rate
Finance leases	1.47%	1.16%
Operating leases	5.49%	5.31%

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Finance - Financing cash flows	$918	$1,047
Finance - Operating cash flows	33	32
Operating leases - Operating cash flows	12,178	11,060
Right of use assets obtained in exchange for lease obligations:
Operating leases	5,887	27,338
Finance leases	212	179
	$6,099	$27,517

Maturities of lease liabilities as of December 31, 2024, are as follows:

Year Ended December 31:	Finance	Operating
2025	$927	$12,038
2026	674	9,947
2027	151	6,765
2028	145	5,675
2029	137	5,200
Thereafter	28	52,297
Total lease payments	2,062	91,922
Less: imputed interest	59	29,933
Total lease liabilities	$2,003	$61,989

NOTE 7 – INCOME TAXES
Income before income taxes for Swiss and foreign operations are as follows:

	Year Ended December 31,
	2024	2023
Swiss income	$9,977	$11,639
Foreign income	31,687	5,707
	$41,664	$17,346

Income taxes (benefit) from continuing operations consist of the following:

	Year Ended December 31,
	2024	2023
Current tax:
Switzerland	$409	$557
Foreign	15,381	6,875
Total current	$15,790	$7,432
Deferred tax (benefit):
Switzerland	$580	$1,657
Foreign	(5,443)	(2,942)
Total deferred	(4,863)	(1,285)
Total taxes on income	$10,927	$6,147

Differences between the expected income tax expense derived from applying the Swiss statutory income tax rate of 13.9% to earnings from continuing operations before taxes on income and the actual tax expense (benefit) are as follows:

	Year Ended December 31,
	2024	2023
Income tax expense computed at the Swiss statutory rate of 13.9%	$5,791	$2,411

Increase (decrease) in income taxes resulting from:
Tax rate differences	3,778	2,255
Change in valuation allowance	1,789	959
Non-deductible expenses	155	1,509
U.S. state taxes	553	(506)
Foreign exchange impacts	1,044	561
Tax credits	(60)	(60)
Tax deductible impairment of subsidiaries	(2,363)	—
Other impacts	240	(982)
Total	$10,927	$6,147

Temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2024	2023
Deferred income tax assets:
Current assets	$1,746	$1,465
Net pension liabilities	1,438	909
Short-term liabilities and accruals	7,227	7,148
Long-term liabilities	4,428	4,088
Property, plant and equipment	127	93
Lease liabilities	15,721	17,435
Intangible assets	12,766	14,855
Inventories	3,793	2,879
Tax losses	6,970	8,582
Other items	9,831	6,352
Total deferred income tax assets	$64,047	$63,806
Less: Valuation allowance	(8,916)	(8,135)
Total deferred income tax assets	55,131	55,671
Netting	(49,438)	(50,125)
Total deferred income tax assets after valuation allowance	$5,693	$5,546

Deferred income tax liabilities:
Property, plant and equipment	$42,008	$45,377
Right of use assets	15,721	17,435
Short-term liabilities	1,344	1,750
Other liabilities	1,859	2,711
Current assets	0	286
Net pension assets	6,245	5,823
Intangible assets	596	—
Total deferred income tax liabilities	$67,773	$73,382
Netting	(49,438)	(50,125)
Total deferred income tax liabilities	18,335	23,257
Net deferred tax liability	$12,642	$17,711

The following table presents the changes in the valuation allowance for deferred tax assets for the periods indicated:

	As of December 31,
	2024	2023
Changes in the valuation allowance of deferred tax assets:
Balance at beginning of period	$(8,135)	$(7,596)
Charged to income tax provision	$(1,789)	(959)
Charged to other accounts	1,008	420
Balance at end of period	$(8,916)	$(8,135)

As of December 31, 2024, and 2023, the Company had Swiss tax loss carry-forwards of $11,787 and $9,517, respectively, which expire between years 2025 to 2031. As of December 31, 2024, and 2023, the Company had foreign tax loss carry forwards of $18,633 and $16,768, respectively, which expire starting in year 2029.
No income taxes have been provided on indefinitely reinvested earnings of foreign subsidiaries at December 31, 2024. Only dividend payments from the United States and Canada to the Swiss parent company would lead to material income tax consequences. As of December 31, 2024, taxes have not been provided on approximately $500 million of temporary differences related to undistributed earnings in Canada and the United States as those earnings have been indefinitely invested.
The Company is subject to the Pillar Two Framework as established by the Organization for Economic Co-operation and Development (the “OECD”). Pillar Two requires a minimum effective tax rate of 15% in all jurisdictions as calculated based on the Pillar Two Model Rules. Switzerland, Canada and jurisdictions in the European Union implemented the Pillar Two Model rules starting 1 January 2024.
The Company prepared an assessment of its exposure to Pillar Two top-up tax taxes for 2024 based on data that it intends to use for its 2024 country-by-country reporting. Based on this assessment, the Company concluded that there is no material exposure for Pillar Two top-up taxes for 2024.
A reconciliation of the change in the unrecognized tax benefits (“UTB”) for the years ended December 31, 2024, and 2023 is as follows:

	Year Ended December 31,
	2024	2023
Balance at beginning of year	$6,490	$6,264
Foreign exchange implications	(389)	226
Balance at end of year	$6,101	$6,490

As of December 31, 2024, the Company had an ending UTB balance of $6,101 along with $303 of interest and penalties, for a total liability of $6,404 which is recorded as a non-current liability. The change in interest and penalties amounted to an increase of $113 in 2024 and an increase of $103 in 2023, which were reflected in interest expense within the Consolidated Statements of Operations.
NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES
Warranty Related
The Company provides limited warranties against assembly/construction defects. These warranties generally provide for the replacement or repair of defective parts or workmanship for a specified period following the date of sale. The end users also may receive limited warranties from suppliers of components that are incorporated into the chassis and vehicles.
Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of their historical experience. The Company provides for any such warranty issues as they become known and are estimable. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of historical experience. An estimate of possible penalty or loss, if any, cannot be made at this time.

Changes in the warranty liability during the years ended December 31, 2024, and 2023 were as follows:

	2024	2023
Balance of accrued warranty, beginning of year	$8,022	$5,743
Accruals for current period sales	5,875	4,415
Cash settlements	(3,226)	(2,292)
Changes in liability for pre-existing warranties	(293)	(161)
Acquisitions	278	—
Translation adjustment	(451)	317
Balance of accrued warranty, end of year	$10,205	$8,022

Long-term warranty provision amounting to $1,628 and $786 for the year ended December 31, 2024, and 2023 respectively is included within the Other non-current liabilities in the Consolidated Balance Sheets.
Chassis Pool Agreements
The Company has relationships with chassis manufacturers to obtain vehicle chassis for its walk-in vans, service bodies and specialty vehicles under chassis or bailment pool agreements. Chassis are obtained directly from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The Company receives an allocation of chassis and pays interest expense on the allocated value of chassis based on the duration of the time they are on the Company’s premises. Bailment, which is the non-ownership transfer of chassis from the manufacturer to the Company, ends when the chassis is sold to an authorized dealer, or upon authorized return of the chassis to the manufacturer. The manufacturer transfers the chassis to the Company on a “restricted basis”, with the condition that the Company will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer’s dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer).
As the Company does not control the chassis and does not pay a cash deposit to obtain the chassis, it does not recognize an asset, or a liability related to these chassis. Interest payments made to manufacturer-affiliated finance companies are classified as operating activities in the Consolidated Statements of Cash Flows.
Although the Company is party to related finance agreements with manufacturers, the Company has not historically settled related obligations in cash, except as required under the credit agreement. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, the Company accounts for the chassis as consigned inventory belonging to the manufacturer. As of December 31, 2024, and December 31, 2023, chassis consigned inventory was approximately $36,573 and $61,947, respectively. The Company incurred $1,847 and $2,209 of interest expense related to the chassis on hand during the years ended December 31, 2024, and 2023, respectively.
NOTE 9 – DEFINED CONTRIBUTION PLANS
The Company sponsors defined contribution retirement plans which cover all employees who meet length of service and minimum age requirements. Our matching contributions vest over five years and were $8,381 and $7,701 for the years ended December 31, 2024, and 2023, respectively. These amounts are expensed as incurred.
NOTE 10 – DEFINED BENEFIT PENSION PLANS
The Company has various defined benefit pension plans covering personnel being based largely in Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the plans depend on age, contributions and salary. For its employees in Switzerland the Company sponsors defined benefit plans (the “Swiss Plans”) for retirement, death and long-term disability benefits, whereby the employee and the Company contribute a portion of the employee’s compensation to the plan. The Swiss Plans are set-up in two independent pension foundations “BVG Kasse der Firma Aebi & Co. AG” and “Vorsorgefonds für die Mitarbeiter der Firma Aebi & Co. AG” and in one collective pension foundation “Sammelstiftung Zusatzvorsorge Swiss Life’’. The Company-owned pension foundations are autonomous pension foundations. The underlying investment, longevity, disability and death risks are born by the pension foundations themselves. The collective pension foundation (Sammelstiftung Zusatzvorsorge Swiss Life) is fully reinsured. All risks of this foundation are reinsured with a life insurer.
The Company’s liability in respect of the Swiss Plans is the projected benefit obligation (PBO) calculated using the projected unit credit method. The projected benefit obligation as of December 31, 2024, represents the actuarial present value of the estimated future payments required to settle the obligation that is attributable to employee service rendered before that date. The assets of the Swiss Plans are recorded at fair value. Pension expenses are presented in payroll expenses in the various functions in which the employees are engaged. Actuarial gains and losses arising from differences between the actual and the expected return on the Swiss Plans’ assets are recognized in accumulated other comprehensive income and amortized over the average remaining service period.
The Company’s defined benefit plans outside Switzerland are located in the United Kingdom, Germany, Italy and Austria. A reconciliation of the Benefit Obligations, plan assets, accrued benefit cost and the amounts recognized in the Consolidated Financial Statements for pension plans is as follows:

	Year Ended December 31,
	2024	2023
Change in Benefit Obligation:
Benefit Obligation at beginning of year	$129,849	$101,927
Net service cost	2,561	1,891
Employee contributions	1,747	1,741
Interest cost	1,932	2,542
Benefits paid	(12,315)	(5,687)
Employer direct benefit payments	(9)	(9)
Past service cost	1	—
Settlement	—	—
Actuarial loss projected benefit obligation	7,053	17,383
Currency translation adjustment	(8,156)	10,061
Benefit Obligation at end of year	$122,663	$129,849

Change in plan assets:
Fair value of plan assets at beginning of year	$157,821	$132,556
Employer contributions	3,789	3,465
Employer direct benefit payments	144	74
Employee contributions	1,747	1,741
Interest income	3,873	3,622
Benefits paid	(12,315)	(5,687)
Settlement	—	—
Administration expenses	(225)	(230)
Return on assets excl. interest income	8,808	8,848
Currency translation adjustment	(11,469)	13,432
Fair value of plan assets at end of year	152,173	157,821
Funded Status at end of year	$29,510	$27,972

Total amount recognized:
Assets	32,430	30,339
Liabilities	2,920	2,367
Net amount recognized in the Consolidated Balance Sheets	$29,510	$27,972
Accumulated Benefit Obligation at end of year (excluding estimated future salary increases)	$120,519	$129,574

The net actuarial loss included in the projected Benefit Obligation for 2024 and 2023 was primarily due to lower discount rates. Net pension assets are recorded within Other assets in the Consolidated Balance Sheets. The unfunded plans are not material.
The following table summarizes the changes in accumulated other comprehensive income:

	Year Ended December 31,
	2024	2023
Balance at beginning of year	$(24,703)	$(32,352)
Net prior service (cost)/credit amortized during the year	—	—
Net actuarial gain amortized during the year	1,088	2,244
Effect of settlement	1,709	—
Net prior service cost	1	—
Net actuarial loss/(gain)	(1,756)	8,535
Currency translation adjustment	1,831	(3,130)
Balance at end of year	$(21,830)	$(24,703)

Net periodic pension costs include the following components:

	Year Ended December 31,
	2024	2023
Service cost	$2,561	$1,891
Interest cost	1,932	2,542
Interest income	(3,873)	(3,622)
Amortization of prior service cost/(credit)	—	—
Amortization of net gain	(1,088)	(2,244)
Administrative expenses	225	230
Loss due to settlement	(1,709)	—
Total Benefit cost	$(1,952)	$(1,203)

Net periodic pension cost for 2024 included a settlement loss of $1,709 due to lump sum retirement payments. The net periodic pension cost for 2023 reflected no settlement gains or losses, as there were no lump sum retirement payments during the year.
The weighted average assumptions used in the valuation of pension benefits were as follows:

Assumptions used to determine benefit obligations as of December 31:	2024	2023
Discount rate	1.00%	1.45%
Expected return on assets	2.60%	2.60%
Salary increase	0.80%	0.80%
Pension increase	0.00%	0.00%

Prior service cost is initially deferred and subsequently amortized as a component of net periodic pension cost. The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining Service period of employees expected to receive benefits under the plans.
The discount rate reflects the current rate at which pension liabilities could be effectively settled at the end of the year. The discount rate used considers a yield derived from matching projected pension payments with maturities of a portfolio of available bonds that receive the highest rating given from recognized investments ratings agencies. The changes in the discount rates in 2024, and 2023 are due to changes in yields for these types of investments as a result of the economic environment.
In determining the expected return on plan assets using the calculated value of plan assets, the Company considers both historical performance and an estimate of future long-term rates of return on assets similar to those in theplans. The Company consults with and consider the opinions of financial and other professionals in developing appropriate return assumptions. The rate of salary increase is based on management’s estimates using historical experience and expected increases in rates.

Net actuarial gains or losses are amortized to expense when exceeding the accounting corridor, which is set at 10 percent of the greater of the plan assets or benefit obligations. Gains or losses within the corridor remain in other comprehensive income and are retested in subsequent measurements. Gains or losses outside of the corridor are subject to amortization over the average remaining service period.
The allocation of pension plan assets as of December 31, 2024, and 2023 is as follows:

	2024	2023
Asset category:
Equity	23.76%	23.72%
Bonds	43.57%	43.74%
Liquidity	5.83%	5.73%
Real estate	26.14%	26.09%
Other	0.70%	0.72%
Total	100.00%	100.00%

The fair values of the pension plan assets at December 31, 2024, and 2023, by asset category are in the table below:

	2024				2023
	$ Total	Level 1	Level 2	Level 3	$ Total	Level 1	Level 2	Level 3
Equities	36,160	36,160	—	—	37,433	37,433	—	—
Bonds	66,300	—	66,300	—	69,032	—	69,032	—
Liquidity	8,874	8,874	—	—	9,039	9,039	—	—
Other	1,066	—	1,066	—	1,142	—	1,142
Total	$112,400	45,034	67,366	—	$116,646	46,472	70,174	—

Investments measured at Net Asset Value (NAV) as of December 31, 2024, and 2023 are as follows:

	2024	2023
Real estate collective funds	$39,773	$41,175
Pooled investment funds	—	—
Total Investments at Fair Value	$39,773	$41,175
Total Plan Assets	152,173	157,821

The following valuation methodologies were used to measure these assets:
(1)	Equity securities (equities) - Common Stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1.
(2)
Fixed income securities (bonds)- Debt securities include government and corporate bonds which are generally quoted in active markets or as units in mutual funds are classified as Level 1. Debt securities for which market prices are not available are valued based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modelling techniques, which may involve judgment. Units in mutual funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable are measured at fair value using NAV. They are therefore classified as Level 2.

(3)
Cash and cash equivalents (liquidity) - Cash and cash equivalents include money market instruments and commingled funds. Valuations are generally based on observable inputs. They are categorized as Level 1.

(4)	Real estate – Real estate investments are classified as Level 2 and are measured at fair value using discounted cash flow.
Contributions to pension plans for 2025 are estimated to be approximately $2,545.

Retiree pension benefit payments, which include expected future service, are anticipated to be paid as follows:

Amount
2025	$7,351
2026	6,984
2027	8,049
2028	8,139
2029	6,910
2030 - 2034	39,453

NOTE 11– DEBT
Debt consists of the following:

	As of December 31,
	2024	2023
Revolving credit facility, due 2026	$152,787	$164,737
Term loan:
Facility A, due 2026	20,778	33,150
Facility B, due 2026	40,000	50,000
Facility C, due 2026	119,715	121,605
Shareholder loan	51,982	55,743
Mortgage loan	10,348	10,657
Finance lease obligations	2,003	2,892
Other local credit lines	2,240	2,847
Total debt	399,853	441,631
Less current portion of long-term debt	(23,259)	(25,120)
Total long-term debt	$376,594	$416,511

Term Loan
In November 2021, the Company entered a syndicated loan agreement with various banks for financing acquisitions. The term loan is split into the following facilities:
Facility A - A senior amortizing term loan facility with a total commitment of EUR 45,000 ($46,751).
Facility B - A senior amortizing term loan facility with a total commitment of $60,000.
Facility C - A senior non-amortizing term loan facility with a total commitment of $90,000 and EUR 28,602 ($29,715).
The interest rate is variable defined based on EURIBOR (EUR) compounded with SOFR (USD) plus a given interest margin. The average interest margin of Facility A and B was 2.300% and 3.688% for the years ended December 31, 2024 and December 31, 2023, respectively. The average interest rate margin for Facility C was 2.800% and 3.688% for the years ended December 31, 2024 and December 31, 2023, respectively. Debt issuance costs of $2,219 as of December 31, 2024, and $3,603 as of December 31, 2023 are deferred and amortized based on the effective interest method. The Company is committed to fulfil certain financial covenants throughout the credit contract period. As of December 31, 2024, and 2023, the Company was in compliance with all covenants.
Revolving Credit Facility Commitment
The aggregate of the Revolving Credit Facility Commitment is EUR 165,000 ($171,418) which is primarily used for refinancing existing debt obligations, excluding those related to Facility A. In addition, the Revolving Credit Facility supports the broader financial needs of the Company, including general corporate purposes and working capital requirements, as well as funding permissible acquisitions aligned with the Company’s strategic objectives.
Shareholder loans
As of December 31, 2024, and 2023, there were subordinated shareholder loans totaling CHF 13,563 (2024: $14,970, 2023: $16,185) and EUR 15,000 (2024: $15,584, 2023: $16,575) from PCS Holding AG, as well as CHF

10,000 (2024: $11,038, 2023: $11,933) and EUR 10,000 (2024: $10,390, 2023: $11,050) from Gebuka AG. The loans are originally granted for a fixed term, but the term will be extended if the loan agreement is not terminated 90 days prior to the end date or if an extension agreement is signed. The change in the loan balance as of December 31, 2024, and 2023 is solely due to foreign exchange rate fluctuations.
The Company has mortgage loans related to the expansion of its plant in Chilton, Wisconsin, U.S. of $10,348 as of December 31, 2024, and $10,657 as of December 31, 2023.
Total principal payments by maturity
Scheduled maturities of the Company’s debt portfolio are summarized below:

Succeeding fiscal year	Principal payments
2025	$23,259
2026	322,744
2027	285
2028	274
2029	216
Thereafter	53,075
Total principal payments	$399,853

Off-balance sheet arrangements
The contingent liabilities include guarantees (“performance bonds”) amounting to $13,202 and $18,689 as of December 31, 2024, and 2023. Through the normal course of bidding for and executing certain projects, the Company has entered bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds if the Company does not fulfil its contractual obligations. If a performance bond is drawn the Company would have an obligation to reimburse the financial institution for amounts paid. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2024 and 2023.
NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of AOCI, net of tax are as follows:

	As of December 31,
	2024	2023
Foreign currency translation adjustments	$9,064	$9,061
Pension benefits	22,405	22,472
Total accumulated other comprehensive income	$31,469	$31,533

NOTE 13 – BUSINESS COMBINATIONS
2024 Acquisitions
On November 21, 2024 (“Acquisition Date”), the Company (“Acquirer”) acquired 100% of the outstanding membership interests of LADOG - Fahrzeugbau- und Vertriebs-GmbH (collectively “Ladog”, “Acquiree”) for cash consideration of EUR 5,000 ($5,441) and up to an additional EUR 3,400 ($3,700) earn-out amount subject to Acquiree shareholders remaining as employees of the Acquirer for two- and three-years’ post-acquisition. In the event the Acquiree shareholders do not remain with the Company, the amount would be forfeited for the respective employee that leaves before the contractual vesting date. Accordingly, the Company has classified the earn-out amount as compensation expense for post-combination services. Ladog is a manufacturer of municipal narrow-track vehicles and commercial vehicles based in Germany with $15,474 in revenue for 2023. Ladog’s products seamlessly fit into the Company’s product portfolio and expands the Companies business in Germany.
The Ladog acquisition was accounted for using the acquisition method of accounting with the purchase price allocated to the assets purchased and liabilities assumed based upon their estimated fair values at the date of acquisition. Identifiable intangible assets include brands, customer relationships and technology. The excess of the estimated fair values of assets acquired and liabilities assumed over the purchase price of $6,780 was recorded as bargain purchase within Other income (expense) in the Consolidated Statements of Operations. Major factors leading to the bargain purchase include the Acquiree’s motivation for a strategic business partner rather than to maximize price and the lack of consideration for intangible assets in negotiations. These elements collectively support the recognition of a bargain purchase gain.
In accordance with ASC 805, the allocation of the purchase price for the acquisition of Ladog is preliminary and subject to adjustment during the measurement period, which may extend up to one year from the Acquisition Date. The initial allocation of assets acquired, and liabilities assumed is based on preliminary estimates and assumptions, and as such, the values assigned to certain working capital balances, identifiable intangible assets, taxes, and contingent liabilities may be adjusted as additional information becomes available. These adjustments could result in changes to the amounts recognized in the Consolidated Financial Statements, including potential adjustments to the bargain purchase gain. The Company will continue to refine its estimates and assumptions as it obtains more information, and any adjustments identified during the measurement period will be recognized in the reporting period in which the adjustments are determined.
The preliminary purchase price was comprised of the following:

Preliminary purchase price:
Cash paid	$5,441
Total preliminary purchase price	$5,441

The Company did not record a contingent consideration liability for the earn out at the opening balance sheet date. Instead, the Company will recognize compensation expense over the two- and three-year period in which the amounts are earned.
As of December 31, 2024, the purchase price allocation to the fair value of assets acquired and liabilities assumed is as follows:

Fair value of identifiable assets and liabilities:
Cash and cash equivalents	$9,879
Accounts receivable	2,191
Prepaid expenses and other current assets	8
Inventories	9,544
Intangible assets	1,369
Property, plant and equipment	506
Total Assets	$23,497

Accounts payable	430
Other current liabilities and accrued expenses	8,859
Accrued compensation and related taxes	119
Accrued warranty	287
Other non-current liabilities	1,128
Deferred tax liabilities	407
Total Liabilities	$11,230
Total fair value allocation of purchase price	$12,267

Intangible assets totaling $1,369 have provisionally been assigned to Brands, Concessions, rights and licenses, Technology and Customer relationships, as a result of the acquisition, and consist of the following:

	Amount	Useful life (in years)	Weighted average amortization period (in years)
Brands	$420	5	5
Concessions, rights and licenses	79	5	5
Technology	235	10	10
Customer relationships	635	5	5
	$1,369		5.86

The Company amortizes the brands, concessions, rights and licenses, customer relationships and technology utilizing a straight-line approach. Amortization expense, as a part of Cost of products sold as presented on the Consolidated Statements of Operations, was $24 for 2024.
Due to its insignificant size relative to the Company, supplemental pro forma financial information of the combined entity for the prior reporting period is not provided. Furthermore, the Company evaluated the revenues generated by Ladog from the acquisition date through December 31, 2024, and concluded that these revenues were not material.
2023 Acquisitions
On July 24, 2023 (“Acquisition Date”), M-B Companies, Inc., a Wisconsin corporation (“Buyer”); Oshkosh Defense, LLC, a Wisconsin limited liability company (“Seller” and the “Acquiree”); Aebi Schmidt Holding AG, a Swiss corporation (“Buyer Parent” and the “Acquirer”); and Oshkosh Corporation, a Wisconsin corporation (“Seller Parent”) entered into an Asset Purchase Agreement. The Agreement formalizes the acquisition of the Snow & Ice business of Oshkosh Corporation, a leading manufacturer of airport snow and ice clearing vehicles. This asset-based acquisition strengthens Aebi Schmidt’s presence in North America while contributing to the consolidation of the winter products market. The acquired business has been integrated into M-B Companies, Inc., headquartered in Chilton, Wisconsin, USA.
It was determined that the acquisition of Oshkosh is a business as defined by ASC 805. The gross assets acquired were not concentrated substantially in a single identifiable asset (or group of similar identifiable assets) and there are inputs and substantive processes to produce the outputs of the business.
On the Acquisition Date the Acquiree agreed to sell and transfer the assets to the Acquirer in exchange for consideration. The Acquirer obtained control over the Acquiree on this date. The total purchase price was $16,519 with an initial payment of $10,053 made on the Acquisition Date and deferred consideration of $7,000 due on the one-year anniversary of the Acquisition Date i.e., July 24, 2024. Transaction costs amounting to $579 were expensed as incurred within Other income (expense) in 2023. Goodwill of $4,482 recognized in this business combination reflects the excess of the purchase consideration over the fair value of identifiable net assets acquired, representing future economic benefits from synergies and intangible assets that cannot be separately identified. This includes the acquired workforce and synergies gained.
The goodwill is not deductible for tax purposes and is assigned to the North America reporting segment. The fair value of identifiable tangible and intangible assets was determined based on market participant assumptions.
The purchase price was comprised of the following:

Purchase price:
Cash paid	$10,053
Fair value of deferred consideration	6,466
Total purchase price	$16,519

As of December 31, 2023, the purchase price allocation to the fair value of assets acquired and liabilities assumed is as follows:

Fair value of identifiable assets and liabilities:
Inventories	$6,105
Intangible assets	4,165
Deferred tax assets	1,767
Goodwill	4,482
Total assets acquired	$16,519
Total fair value allocation of purchase price	$16,519

Due to its insignificant size relative to the Company, supplemental pro forma financial information of the combined entity for the prior reporting period is not provided. Furthermore, the Company evaluated the revenues generated by Acquiree from the acquisition date through December 31, 2023, and concluded that these revenues were not material.
NOTE 14 – STOCK BASED COMPENSATION AND EQUITY
Employee Share Plan
The Company offers an employee share plan whereby certain employees who meet certain service requirements can purchase shares of the Company. Under the employee share plan, the plan committee (comprising 3 members of the Board of Directors, CEO, and CFO) may grant participants stock awards (2024: 0, 2023: 13,424). Awards of shares of Aebi Schmidt Holding AG are granted and vested under the plan for consideration and carry dividend and voting rights effective as of the grant date of the awards. The Plan Committee has sole discretion in determining whether any shares will be allocated to the Plan for purchase in any given year. In a year where the Plan Committee has allocated shares for the Plan, plan participants may purchase shares in the Company at a discount of 40% to the fair value. As there are no post-purchase service requirements, the Company recognizes the compensation cost of the awards at the time the participant purchases shares.
Under the Employee Share Plan, the Company has the obligation to repurchase all shares held by the participant using the last fair value calculated prior to termination if a participant terminates for any reason other than death or retirement. Therefore, the Company recognizes a liability based on the repurchase provisions of the award and remeasures this liability at each balance sheet date based on the then-current cash redemption value.
Compensation expense based on a 40% discount as defined in the employee share plan:

Year Ended December 31,	Shares granted	Compensation expense
2024	—	$—
2023	13,424	$579

Liability based on the repurchase provisions of the award:

Year Ended December 31,	Total shares issued to participant	Repurchase liability	Compensation expense due to revaluation of the liability
2024	100,952	$13,734	$3,446
2023	102,757	$11,085	$2,562

Treasury shares
Treasury shares generally consist of shares of the Company’s common stock repurchased under the Company’s Board authorized stock repurchase program. As of December 31, 2024, the Company had a total of 1,805 treasury shares (December 31, 2023: 0) at a total average cost of $257 (December 31, 2023: $0).

NOTE 15 – RELATED PARTY TRANSACTIONS
The tables below show the financial statement line items and amounts included in the Consolidated Statements of Operations and on the Consolidated Balance Sheets under various related party agreements or relationships:

	Year Ended December 31,
	2024	2023
Assets:
Accounts receivable on account of sales to related party	$64	$276
Liabilities:
Accounts payable of related party	$143	$57
Long-term shareholder loans (subordinated)	$51,982	$55,743
Sales:
Sales to related parties	$4,156	$5,421
Other expenses:
Interest expense from shareholder loans	$1,359	$1,341
Other expenses	$608	$305

Terms and conditions of transactions with related parties
Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.
Subordinated Shareholder Loans
As of December 31, 2024, and 2023, there were subordinated shareholder loans totaling CHF 13,563 (2024: $14,970, 2023: $16,185) and EUR 15,000 (2024: $15,584, 2023: $16,575) from PCS Holding AG, as well as CHF 10,000 (2024: $11,038, 2023: $11,933) and EUR 10,000 (2024: $10,390, 2023: $11,050) from Gebuka AG with a fixed interest rate of 2.5% per annum. The change in the loan balance as of December 31, 2024, and 2023 is solely due to foreign exchange rate fluctuations.
NOTE 16– EARNINGS PER SHARE
Basic earnings per share is computed by dividing Net income attributable to common shareholders by the weighted-average common shares outstanding in the period.
The table below illustrates the calculation of basic earnings per share:

	Year Ended December 31,
	2024	2023
Basic earnings per share
Net income attributable to shareholders	$30,682	$11,199
Less: cumulative dividends		—
Net income (attributable to common shareholders	$30,682	$11,199
Weighted-average common shares outstanding in 000	5,382	5,379
Basic earnings per common share	$5.70	$2.08

There are no outstanding instruments with potential dilutive effects on the earnings per share. Therefore, the value of basic earnings per share is equal to the diluted earnings per share.
NOTE 17– SEGMENTS
The Company identifies their reportable segments based on the management structure and the financial data utilized by the chief operating decision maker (“CODM”), which was determined to be the Board of Directors, to assess segment performance and allocate resources among the operating units.
The Company’s segment reporting policy identifies two segments North America and Europe, including Rest of the World, (“ROW”) as reportable segments based on their economic characteristics, operational similarities and significance within the Company’s financial framework. Financial results for each segment are presented separately to provide transparency and insight into the performance and resources of each geographic area, consistent with how management reviews and assesses the Company’s operations.
The Company evaluates the performance of their reportable segments based on Segment Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which is defined as income from continuing operations before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, acquisition related expenses and adjustments and other gains and losses not reflective of their ongoing operations.
The accounting policies of the segments are the same as those described, or referred to, in “Note 1 - Nature of Operations and Basis of Presentation”.
Interest expense and taxes on income are not included in the information utilized by CODM to assess segment performance and allocate resources, and accordingly, are excluded from the segment results presented below.
The Company’s Board of Directors assesses the Segment Adjusted EBITDA to compare to historical trends and the forecast to assess segment results, allocate capital, make strategic decisions and identify areas of opportunity. Adjusted EBITDA for segment reporting is prepared on the same basis as that used for consolidated purposes.
Sales and other financial information by reportable segment are as follows:
Year Ended December 31, 2024

	North America	Europe and ROW	Total
New Business	$538,576	$380,157	$918,733
After Sales	54,865	112,360	167,225
Segment sales	$593,441	$492,517	$1,085,958

	North America	Europe and ROW	Total
Depreciation and amortization expense	$20,702	$5,712	$26,414
Segment assets	$695,715	$392,409	$1,088,124
Capital expenditures	$7,445	$6,168	$13,613

The reconciliation of the significant segment expenses to Adjusted EBITDA by reportable segment is as follows:

	North America	Europe and ROW
Sales	$593,442	$492,517
Cost of products sold	472,217	385,504
Research and development	2,979	16,577
Selling, general and administrative	55,253	69,407
Other segment items[1]	(5,707)	(9,268)
Adjusted EBITDA	$68,700	$30,297

1
Other segment items include, other operating income and expenses, other income and expenses, depreciation and amortization, gain on bargain purchase, transaction related expenses, non-service cost related pension expense and legacy plan, change in repurchase liability for employee share plan, foreign exchange gain on external debts and other non-recurring.

The reconciliation of total Segment Adjusted EBITDA to Income from continuing operations before income taxes as follows:
Year Ended December 31, 2024

Total Segment Adjusted EBITDA	$98,997
Interest expense	(34,106)
Foreign exchange gains/losses on external debt	1,647
Depreciation and amortization	(26,414)
Restructuring and other related expenses	(819)
Transaction related expenses	(4,404)
Bargain purchase gain on acquisition	6,780
Change in repurchase liability for employee share plan	(3,446)
Non-service cost related pension expense and legacy plan	4,290
Legacy legal matters	(180)
Sales executive transition	(266)
Change in provision for contingencies	98
Other non-operating one-off items	(513)
Income from continuing operations before income taxes	$41,664

Year Ended December 31, 2023

	North America	Europe and ROW	Total
New Business	$493,931	$365,173	$859,104
After Sales	47,938	108,530	156,468
Segment sales	$541,869	$473,703	$1,015,572

	North America	Europe and ROW	Total
Depreciation and amortization expense	$21,017	$6,147	$27,164
Segment assets	$701,842	$408,941	$1,110,783
Capital expenditures	$4,850	$7,064	$11,914

The reconciliation of the significant segment expenses to Segment Adjusted EBITDA by reportable segment is as follows:
Year Ended December 31, 2023

	North America	Europe and ROW
Sales	$541,869	$473,703
Cost of products sold	436,987	371,933
Research and development	2,268	14,857
Selling, general and administrative	51,880	65,177
Other segment items[2]	(3,647)	(10,290)
Adjusted EBITDA	$54,381	$32,027

2
Other segment items include, other operating income and expenses, other income and expenses, depreciation and amortization, transaction related expenses, non-service cost related pension expense and legacy plan, change in repurchase liability for employee share plan, foreign exchange gain on external debts and other non-recurring.

The reconciliation of total Segment Adjusted EBITDA to Income from continuing operations before income taxes as follows:
Year Ended December 31, 2023

Total Segment Adjusted EBITDA	$86,408
Interest expense	(38,031)
Foreign exchange gains/losses on external debt	(1,778)
Depreciation and amortization	(27,164)
Restructuring and other related expenses	253
Change in repurchase liability for employee share plan	(2,562)
Non-service cost related pension expense and legacy plan	2,502
Legal matters	(501)
Change in provision for contingencies	(1,569)
Other non-operating one-off items	(212)
Income from continuing operations before income taxes	$17,346

The following table presents sales disaggregated by geography which exceed 10% of total sales:

	Years Ended December 31,
	2024	2023
Switzerland	$59,451	$63,809
U.S.	549,492	500,522
Other	477,015	451,241
Total sales	$1,085,958	$1,015,572

NOTE 18 – SUBSEQUENT EVENTS
The Company evaluated subsequent events through April 4, 2025, the date at which the Consolidated Financial Statements were available to be issued.
On March 10, 2025, the Company entered into a syndicated $600 million credit facilities agreement (the “ Credit Facilities Agreement”) to obtain debt for the Closing of the Shyft Transaction (see “Note 1 – Nature of Operations and Basis of Presentation for further information on the Shyft Transaction and the Credit Facilities Agreement).

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following table sets forth the selected unaudited pro forma financial information of the Combined Company, consisting of: (i) the unaudited pro forma condensed combined balance sheet of the Combined Company as of December 31, 2024, as if the Merger had taken place on that date; (ii) the unaudited pro forma condensed combined statement of operations of the Combined Company for the year ended December 31, 2024, as if the Merger had taken place as of January 1, 2024. The unaudited pro forma financial information is based on: (i) in respect of the unaudited pro forma condensed combined statement of operations and balance sheet for the year ended December 31, 2024, (a) Aebi Schmidt’s audited consolidated statement of operations and balance sheet for the year ended December 31, 2024 and (b) Shyft’s audited consolidated statement of operations and balance sheet for the year ended December 31, 2024.
The following selected unaudited pro forma condensed combined financial information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the Merger taken place on January 1, 2024 for statement of operations purposes and is not intended to be a projection of future results. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this proxy statement/prospectus.
Selected Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands)	As of December 31, 2024
Pro Forma Condensed Combined Balance Sheet:
Total assets	$1,646,681
Total current liabilities	416,704
Total liabilities	999,819
Total equity	646,862
Equity Ratio	0.39

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data

(In thousands)	For the Year Ended December 31, 2024
Pro Forma Condensed Combined Statement of Operations:
Sales	$ 1,868,039
Cost of products sold	1,486,366
Operating income	54,615
Income before income taxes	12,441

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS OF AEBI SCHMIDT
Forward-Looking Statement
The following discussion and analysis of the financial condition and results of operations of Aebi Schmidt should be read together with Aebi Schmidt’s audited, Consolidated Financial Statements as of and for the years ended December 31, 2024, and 2023, and the related notes thereto, which are included elsewhere in the registration statement of which this proxy statement/prospectus forms a part. Unless the context requires otherwise, references to “Aebi Schmidt” in this section of the proxy statement/prospectus refers to Aebi Schmidt and its consolidated subsidiaries. The information presented herein are based on management’s perspective of Aebi Schmidt’s results of operations. The discussion and analysis should also be read together with the sections entitled “Description of the Aebi Schmidt Business,” and “Risk Factors.” The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of its control. Aebi Schmidt’s actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Overview
Aebi Schmidt is a global leader in intelligent and innovative solutions for clean and safe infrastructure with a strong presence in over 90 countries in North America, Europe, and the rest of the world. Aebi Schmidt is a provider of a wide range of innovative technical products designed for effective maintenance of public and private infrastructure, including products in Snow and Ice Clearing, Airport Runway Clearing, Street Sweeping and Marking, Commercial Trucks and Trailers, and Agriculture. Aebi Schmidt is committed to innovation and technology, often integrating features into its products to enhance performance and continue to maintain its competitive market position amongst competitors. Founded in 1883, Aebi Schmidt has a long history in its industry and plan to continue to adapt to changing demands and technology going forward. Aebi Schmidt has an extensive record of delivering profitable growth through its focus on customer excellence, strong leadership, and strong relationships with airports, municipalities, and commercial customers. Aebi Schmidt has a track record in continuous profitable growth. For the year ended December 31, 2024, its Sales increased by $70.4 million, or 7%, to $1,085.95 million in comparison to the year ended December 31, 2023. In the same period, Operating Income increased by $9.5 million, or 16%, to $68.5 million in comparison to the year ended December 31, 2023. Based on its strategy and strong customer orientation Aebi Schmidt is prepared to continue the growth path in the foreseeable future.
Aebi Schmidt operates in two reportable segments, which consist of (i) North America, and (ii) Europe including the rest of the world (collectively referred to as “Europe and the Rest of the World”). Both segments contributed to the growth shown in the past two years. Aebi Schmidt’s operations in North America and Europe and the Rest of the World are generally conducted and managed separately, and cross-selling between the two segments for the years ended December 31, 2024 and 2023 comprised 1-2% and 1-2% of its total segment sales, respectively. Products for Europe and the Rest of the World are manufactured in its European plants and products for North America are manufactured in its North American plants. Within both segments, the majority of its operations are conducted with its own sales force at local sales and maintenance sites.
North America
Aebi Schmidt’s North America Segment offers leading brands in Commercial Trucks and Trailers, Snow and Ice Clearing, and Airport Snow and Ice Clearing markets. Aebi Schmidt operates as a key player in providing innovative solutions for snow removal, street cleaning, and other essential services that enhance infrastructure and public safety. In North America, there are significant opportunities to continue to expand Aebi Schmidt’s activities with the business of Monroe Group acquired at the end of 2021, M-B Companies, Inc. acquired in 2018, and Oshkosh Corporation’s snow products business acquired mid-2023. All entities were integrated successfully and have grown profitably since the acquisitions. The proposed merger with Shyft to be closed in the middle of 2025 will allow Aebi Schmidt’s business to penetrate additional geographic markets and product lines. In connection with this, Aebi Schmidt will conduct an integration project. Potential integration measures include combining Aebi Schmidt’s commercial business with Shyft’s fleet and commercial business to be in a position to supply customers running nationwide operations in the US. Additional integration potential will be assessed, including optimization of purchasing or production capacity utilization. Following the merger with Shyft, Aebi Schmidt anticipates 75% of its revenue will be derived from North American markets.
Commercial Trucks and Trailers
Aebi Schmidt is a top-quality vendor for construction equipment and trailers. Aebi Schmidt is a regional leader in the Commercial Trucks and Trailers industry. Aebi Schmidt offers upfit services to individual vehicles and entire fleets. Aebi Schmidt’s Commercial Trucks and Trailers unit includes the Towmaster and Monroe brands.
Aebi Schmidt’s Monroe Truck Equipment provides commercial expertise in the form of industry consulting to trucking brands and products for commercial application, in additional to a variety of dump, service, platform, and tow bodies for commercial vehicles. In combination with Aebi Schmidt’s 60 years of industry expertise in selling of vehicles upfits and equipment, Aebi Schmidt offers after-sales services, which include the sale of replacement parts and maintenance services to existing customers. Towmaster offers a wide variety of products, including equipment trailers like deck-over or drop-deck trailers as well as king-pin trailers and dump trailers which are easy to use and haul safely. Towmaster is a top brand and partners with other brands to offer additional additions and upgrades to trailer equipment.
Aebi Schmidt has key sites across the U.S., as well as integral local dealer partnerships which uniquely position its Company to lead and grow in this business area. Aebi Schmidt anticipates growing its fleets and expanding geographically into additional states in the U.S. and provinces in Canada.
Snow & Ice Clearing
Aebi Schmidt is a premier vendor for municipal snow and ice clearing and the number five vendor for commercial snow and ice clearing in the U.S. The snow and ice clearing business is a vital service, especially in regions that experience heavy snowfall and icy conditions during winter months. This industry focuses on the removal of snow and ice from various surfaces to ensure safety and accessibility for pedestrians and vehicles. Aebi Schmidt competes in this industry with its Swenson, Meyer, and Monroe brands as well as the Canadian brand ELP. Aebi Schmidt’s brands offer a full range of snow removal equipment, including plows, snow cutters, and salt spreaders, which assist local authorities and commercial properties with winter maintenance. Additionally, Aebi Schmidt works with municipalities to supply equipment to meet their budget, environmental and safety regulations, and equipment functionality needs, including custom-designed truck equipment.
Airport Snow & Ice Clearing
Aebi Schmidt is a leading vendor for airport snow and ice clearing equipment in the U.S. Aebi Schmidt’s M-B brand is the number one supplier of airport runway snow & ice clearing and is well-positioned in the U.S. to provide airports with trusted equipment to keep passengers safe. The Oshkosh snow & ice business, acquired in 2023, has been integrated in the M-B operations and market activities. Aebi Schmidt provides airports with trusted equipment to keep the airport operations running and passengers safe. Aebi Schmidt offers a variety of products which lead the market in performance, reliability, and customer services, including blowers, de-icers, front-mounted and tow-behind brooms, plows, and multi-tasking equipment.
Europe and the Rest of the World
Aebi Schmidt maintains a strong presence in Europe and the Rest of the World through its Street Sweeping and Marking and Environmental Maintenance, Airport Snow and Ice Clearing, and Agriculture products. Aebi Schmidt has long-lasting relationships with airports and municipalities across Europe and with international customers. Aebi Schmidt offers a wide range of products tailored to European and international markets, including snowplows, street sweepers, multifunctional vehicles, and specialized equipment for airport operations. Aebi Schmidt has established a strong reputation for quality and reliability, with innovative solutions that enhance efficiency and sustainability through its technological features.
Snow & Ice Clearing
Aebi Schmidt is a primary vendor for roadway snow and ice clearing in Europe. Aebi Schmidt’s products are essential for maintaining safety and accessibility in residential, commercial, and public spaces. Aebi Schmidt’s Snow

& Ice Clearing business consists of the brands Schmidt, Arctic, and Nido. Aebi Schmidt offers equipment to plow, clear, and haul snow as well as apply salt and remove ice. Aebi Schmidt assembles equipment designed to aid municipalities and federal clearing public roads as well as commercial properties including parking lots and walkways.
Street Sweeping & Marking, Environmental Maintenance
The street sweeping and marking, along with Aebi Schmidt’s environmental maintenance business, encompasses a range of services aimed at maintaining the cleanliness, safety, and aesthetics of urban and suburban environments. This industry plays a crucial role in public health, environmental sustainability, and urban infrastructure. Aebi Schmidt is a premier vendor for street cleaning in Europe and have competitively positioned itself. Aebi Schmidt addresses customer needs with its Schmidt brand, which manufactures powerful and efficient sweepers for streets to clear dirt and debris in demanding environments to fulfil the different customers’ needs.
Airport Snow & Ice Clearing
Aebi Schmidt is a leading vendor for airport snow and ice clearing equipment in Europe. The Schmidt brand provides competitive products in Europe, and Aebi Schmidt successfully exports these products internationally. Aebi Schmidt offers a variety of products to fulfil the needs of its European and international airport customers, including runway blowers, de-icers, runway brooms, runway snowplows, wheel loader attachments, and multi-tasking equipment.
Agriculture
Aebi Schmidt’s Aebi brand is a competitive vendor in Europe, providing vehicles that enable the safe mechanical cultivation and maintenance of particularly demanding terrain and extreme slopes. Aebi Schmidt’s vehicles enable versatile attachments, which position Aebi Schmidt to support modern farming and agricultural practices that increase productivity and efficiency in agriculture. Aebi Schmidt is a leading vendor for alpine markets.
Recent Developments
Business Combination with Shyft
On December 16, 2024, Aebi Schmidt entered into the Merger Agreement pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt.
At the Effective Time, each share of Shyft Common Stock issued and outstanding as of immediately prior to the Effective Time (other than any shares of Shyft Common Stock that are held as of immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective subsidiaries) will automatically be converted into the right to receive 1.040166432 fully paid and nonassessable shares of Aebi Schmidt Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement.
As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of Aebi Schmidt Common Stock, in each case, as of immediately following the Effective Time. Peter Spuhler, an existing shareholder of Aebi Schmidt, will beneficially own approximately 35% of Aebi Schmidt Common Stock immediately following the Effective Time.
The Merger is to be accounted for as a business combination in accordance with U.S. GAAP, with Aebi Schmidt treated as the legal and accounting acquirer and Shyft as the legal and accounting acquiree for financial reporting purposes. Upon completion of the Transactions, the Combined Company will be a Swiss domiciled filer. The Merger is not expected to deliver additional proceeds to either party other than potential cash settlement for fractional shares. As a result of the Merger, Aebi Schmidt expects to benefit from continued operational efficiency and cash flow generation from the Combined Company’s full suite of offerings, scaled platform, and expanded portfolio. The Transactions will facilitate Aebi Schmidt’s growth plans, including strengthening its financial profile and delivering significant value for its shareholders by unlocking synergies between Shyft and Aebi Schmidt.

New Credit Facilities Agreement
On March 10, 2025, Aebi Schmidt entered into the New Credit Facilities Agreement. After the Closing, certain Shyft entities must accede to the New Credit Facilities Agreement as additional guarantors. For more details on the New Credit Facilities Agreement, please see the sections of this proxy statement/prospectus entitled “The Merger—Financing Matters” and “Description of Material Indebtedness.”
Trends and Key Factors Affecting Performance
As a manufacturer of vehicles, equipment, and attachments for vehicles, Aebi Schmidt operates within the economic and regulatory environment surrounding the commercial trucks and trailers, snow and ice clearing, street sweeping, airport snow and ice clearing, and agriculture industries. Aebi Schmidt’s performance and results of operations are driven by key external trends and factors, including:
Growing Trucking Industry
Aebi Schmidt’s commercial trucks and trailers business is heavily dependent on the trucking industry. The growth of the business segment is partly driven by the overall growth of the economy. Aebi Schmidt’s ability to capitalize on the increased demand from the trucking industry will significantly impact its sales, sales growth, and financial performance.
Changes in Airport Traffic and Operating Airports
Aebi Schmidt’s airport snow and ice clearing business is dependent on overall airport traffic and the number of operating airports. As Aebi Schmidt provides critical infrastructure for airports to comply with strict safety and operational standards set by aviation authorities, Aebi Schmidt anticipates the need for its equipment to continue as failure by airports to meet these standards due to inadequate snow and ice clearing can result in penalties and operational restrictions. During slower periods of national and global travel, Aebi Schmidt’s business may experience decline due to fewer flights, and airport closures can cause lower demand for its products. However, as demand for air travel increases and airports are built or expanded, Aebi Schmidt expects to have an advantage over its competitors as Aebi Schmidt has existing relationships with airports and a proven track record for providing equipment that is compliant with aviation standards. Aebi Schmidt’s ability to maintain these relationships and provide equipment that meets the needs of airports in various jurisdictions may have a material impact on its future sales and sales growth. Additionally, Aebi Schmidt’s business relies on weather conditions and thrives during periods of heavy snow and icing.
Municipal Growth and Urbanization
Aebi Schmidt’s municipal snow and ice clearing business and municipal street sweeping business is expected to be impacted by increasing urbanization. As municipalities continue to develop and expand, Aebi Schmidt anticipates growth for its business due to increases in roads that require maintenance. As cities expand and populations increase, there is a heightened need for effective infrastructure maintenance, including road cleaning, snow removal, and other municipal services. Aebi Schmidt expects that increased urbanization will lead to its ongoing collaboration with municipalities to address their unique needs. Aebi Schmidt’s ability to meet the needs of various municipalities depending on their location and infrastructure may have a material impact on its future sales and sales growth.
Climate Change and Weather Events
Demand for Aebi Schmidt’s snow and ice clearing products are in part affected by climate change and weather events. As temperatures rise, shorter winters and less snow fall could cause a decrease in demand for Aebi Schmidt’s equipment. Aebi Schmidt’s ability to monitor and adapt to different product needs based on the changing climate may have a material impact on its future sales and financial performance. At the same time, sustainability and efficiency play a crucial role in Aebi Schmidt’s operations. Aebi Schmidt’s machines are designed to optimize performance by applying the precise amount of additives needed, ensuring both environmental responsibility and cost-effectiveness.
Price of Raw Materials and Components
Aebi Schmidt sources its raw materials and manufactured components from suppliers both domestically and internationally. Aebi Schmidt’s business approach is based on local presence which is also reflected on its sourcing strategy: Aebi Schmidt sources primarily from North American suppliers for its North American business and from

European suppliers for its European business. However, Aebi Schmidt’s supply chain may have tier 2 or tier 3 suppliers that are located in other geographic regions, such as China. The prices of key raw materials, including steel or aluminum may experience volatility due to economic conditions outside of Aebi Schmidt’s control, such as tariffs and which may impact its overall profitability. Aebi Schmidt’s ability to control its exposure to fluctuations in raw materials prices through long-term supply contracts and other instruments, as well as through its contract negotiations with suppliers, may have a material impact on its costs and financial performance.
Increasing Costs of Production
The performance of Aebi Schmidt’s manufacturing operations is driven by various factors influencing production. Unplanned downtime due to labor supply, safety incidents, or supply chain issues could significantly decrease production and impact the number of products Aebi Schmidt is able to produce and sell. Increasing labor costs and increasing energy costs could lead to an increased cost of production, which could negatively impact Aebi Schmidt’s results of operations if increased costs cannot be passed on to the markets. Supply chain challenges, including transportation delays and shortages of certain materials, may lead to increased costs for sourcing raw materials. Aebi Schmidt continues to monitor a variety of external factors, such as supply chain disruptions and labor pressures, and its ability to adapt to these factors may have a material impact on its costs and financial performance.
Changes in Global Market Conditions
Global market conditions, including inflation, recession, interest rates, tariffs, trade laws, ongoing conflicts in the Middle East and Ukraine, and governmental regulations, may create challenges for Aebi Schmidt’s business. The overall economic climate has a direct impact on Aebi Schmidt’s sales and revenue, including future top-line growth. Fluctuations in interest rates can influence Aebi Schmidt’s borrowing costs and consumer financing options. An increase in interest rates would lead to higher costs of capital, which may impact Aebi Schmidt’s investment strategies and expansion plans.
Tariffs and trade laws can affect Aebi Schmidt’s cost structure and market access. The imposition of tariffs on imported goods may increase Aebi Schmidt’s costs for raw material and components, which may materially impact its profitability. While sourcing primarily from local suppliers, such as U.S. suppliers for U.S. manufacturing, may provide some protection from tariffs and trade barriers, such tariffs and trade barriers may also increase the cost of locally sourced materials as the overall supply in the local market may be limited. Further, some local suppliers may not be able to supply their materials and components as they may rely on international sub-suppliers. To mitigate short-term price volatility, Aebi Schmidt seeks to lock in key raw materials for the next month to two years through selective and dedicated supplier contracts. Aebi Schmidt primarily sells products manufactured in the United States to customers in its North American segment and products manufactured in Europe to customers in Europe and other parts of the world. Tariffs and trade barriers may affect Aebi Schmidt’s business, directly or indirectly, through the general level of economic activity, the impact on local prices, and the availability of materials and components, among other factors.
Changes in Regulatory Environment
Aebi Schmidt operates in economies regulated by federal, state, and international environmental laws which may affect its operations, use and/or disposal of materials, and emissions. Changes in regulations require Aebi Schmidt to adapt its operations to comply with additional regulations, which may increase its costs and investments in new technologies. Aebi Schmidt must ensure that its products comply with emissions regulations set by governments and international bodies. Aebi Schmidt also incorporates safety features into its equipment to comply with industry and regulatory safety standards, and the introduction of new standards may involve additional design and engineering efforts on Aebi Schmidt’s part, which could increase its research and development costs. Additional initiatives and legislation could also lead to increased legal, administrative, or environmental costs. As Aebi Schmidt expands its geographic footprint, Aebi Schmidt may be subject to additional regulations that are more stringent than the ones it is currently subject to.
Due to its established economies of scale, Aebi Schmidt expects to have a competitive advantage in its ability to adequately comply with any additional regulatory requirements, while new entrants into the industry or smaller competitors may struggle to comply with such environmental, safety, and other requirements. Aebi Schmidt’s ability to maintain this competitive advantage may have a significant impact on its ability to expand its geographic footprint and market share in existing markets. Furthermore, as a global supplier, Aebi Schmidt must navigate varying regulatory requirements across different countries. For example, the same product may need to be homologated multiple times to comply with different national regulations. Aebi Schmidt is seeing signs of deregulation or halted additional regulation in the U.S., while the EU continues to implement and enforce stricter regulations, adding further complexity to its regulatory compliance efforts.
Key Performance Indicators
Aebi Schmidt reviews the following key performance indicators on a regular basis in order to evaluate the financial and operating performance of its business, identify trends affecting its performance, prepare financial projections, and make strategic decisions. Aebi Schmidt’s key performance indicators are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, Aebi Schmidt’s key metrics may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology. The numbers that Aebi Schmidt uses to calculate its key performance indicators are based on internal data. While these numbers are based on what Aebi Schmidt believes to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring usage and engagement. Increases or decreases in Aebi Schmidt’s key performance indicators may not correspond with increases or decreases in its revenue. Aebi Schmidt regularly reviews and may adjust its processes for calculating its internal metrics to improve their accuracy. In addition to the key performance indicators summarized below, Aebi Schmidt also evaluates certain non-GAAP financial measures, which are further summarized in the Non-GAAP Financial Measures section below.
The following table presents a summary of Aebi Schmidt’s key performance indicators for the years ended December 31, 2024, and December 31, 2023.

	Year Ended December 31,
(in thousands, except percentages)	2024	2023
Sales	$1,085,958	$1,015,572
Net income	30,737	11,199
Net income margin	2.9%	1.1%
Adjusted EBITDA(1)	98,997	86,408
Adjusted EBITDA margin(1)	9.1%	8.5%
Net cash provided by (used in) operating activities	68,770	30,090

(1)
Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See the section titled “Non-GAAP Financial Measures” below for the definitions of these measures and the reconciliations to the closest U.S. GAAP measure.

Components of Results of Operations
Sales
Sales is comprised primarily of revenue from the sale of equipment for commercial trucks and trailers, snow and ice clearing, airport runway clearing, street cleaning and marking, environmental maintenance, and agriculture, net of sales discounts, rebates, and commissions. Sales also include revenues generated from selling spare parts as well as repair and maintenance services for these machines. In general, these after sales activities add 15% to 20% of the total annual sales of Aebi Schmidt’s Group. In accordance with Aebi Schmidt’s business segments, after sales activities in Europe and the Rest of the World are directly linked to products sold in Europe and the Rest of the World. Likewise, North America after sales services are only rendered in North America.
Cost of products sold
Cost of products sold consists of materials and supplies, personnel costs, outsourced services, depreciation and outgoing freight costs.
Research and development expense
Research and development expense primarily consists of compensation costs, external engineering service costs, and material costs for product development and prototyping, among other items.

Selling, general and administrative expense
Selling, general and administrative expense consists of sales, after sales, marketing, product management, and strategic purchasing expenses, as well as administrative expenses such as costs related to human resources, finance and information technology (including enterprise resource planning system). Amortization of intangible assets such as concessions, rights, licenses, and information technology software is also included in selling, general and administrative expense.
Amortization of purchased intangibles
Amortization of purchased intangibles consists of amortization of acquired brands, technology assets, customer relationships and other acquired finite-lived intangible assets.
Other operating (income) expense
Other operating income and expense consists primarily of foreign exchange income and expense. Aebi Schmidt’s functional currency is generally the applicable local currency. Aebi Schmidt’s reporting currency is the USD, and a majority of its sales are received in USD.
Interest expense
Interest expense primarily consists of interest paid and accrued on Aebi Schmidt’s short- and long-term debt.
Other income (expense)
Other income and expense consisted of costs related to a closed pension fund in the UK. Additionally, other income and expense was driven by management and information technology fees, proceeds from the sale of property, plant and equipment, other exceptional income and expense, and foreign exchange income and losses on financial positions. Exceptional income and expense refers to unusual or non-recurring amounts that are outside Aebi Schmidt’s normal operations.
Income tax expense (benefit)
Aebi Schmidt is subject to tax in multiple jurisdictions, including those in the United States, Switzerland, Canada and countries in the European Union, e.g. Germany, Netherlands or Poland. The tax jurisdictions in which Aebi Schmidt operates have different statutory tax rates. Accordingly, Aebi Schmidt’s effective tax rate will vary depending on the relative proportion of income in each jurisdiction, changes in the valuation allowance on its deferred tax assets, and changes in tax laws.
Results of Operations
Results for Aebi Schmidt for the year ended December 31, 2024, compared to results for the year ended December 31, 2023.

	For the Year Ended December 31,
	2024	2023	$ Change	% Change

Sales	$1,085,958	$ 1,015,572	$70,386	7%
Cost of products sold	857,721	808,920	48,801	6%
Gross profit	$228,237	$206,652	$21,585	10%
Operating expenses:
Research and development	19,556	17,125	2,431	14%
Selling, general and administrative	124,660	117,057	7,603	6%
Amortization of purchased intangibles	14,088	13,892	196	1%
Other operating (income) expense	1,441	(456)	1,897	-416%
Total operating expenses	$159,745	$147,618	$ 12,127	8%
Operating income	$68,492	$59,034	$9,458	16%

	For the Year Ended December 31,
	2024	2023	$ Change	% Change
Other income (expense):
Interest expense	(34,106)	(38,031)	3,925	-10%
Other income (expense)	7,278	(3,657)	10,935	-299%
Total other income (expense)	$(26,828)	$ (41,688)	$14,860	-36%
Income from continuing operations before income taxes	$41,664	$17,346	$24,318	140%
Income tax expense (benefit)	10,927	6,147	4,780	78%
Income from continuing operations	$30,737	$11,199	$19,538	174%
Net income	30,737	11,199	19,538	174%
Less: Net income attributable to non-controlling interest	55	—	55	n.m.
Net income attributable to Aebi Schmidt Holding AG	$30,682	$11,199	$19,483	174%

n.m. – not meaningful
Sales
Sales increased by $70.4 million, or 7%, to $1,086.0 million in the year ended December 31, 2024, from $1,015.6 million in the year ended December 31, 2023. The increase in sales was primarily driven by an increase in gross new business sales of $54.3 million and an increase of gross after sales of $11.7 million. The growth was primarily driven through organic means, with only $1.6 million attributable to acquisitions in 2024, reflecting successful sales efforts and increased market share. The increase in sales was also partially driven by decreases of $4.4 million in sales discounts, rebates, and commissions. Both business segments, North America and Europe and the Rest of the World contributed to the growth. See the Segment Results of Operations section below for further discussion on drivers of Aebi Schmidt’s sales increase in 2024.
Cost of products sold
Cost of products sold increased by $48.8 million, or 6%, to $857.7 million in the year ended December 31, 2024, from $808.9 million in the year ended December 31, 2023. The increase in cost of products sold was primarily driven by the increase in sales volume, which contributed to an increase of $47.3 million in costs related to new business sales and $8.0 million related to after sales. The increase was partially offset by $4.1 million in production cost efficiencies, and decreases of $1.4 million in other costs and $0.4 million of lease expenses. Contributing to control the increase of cost of products sold is the effective operations strategy to increase efficiency per plant on a year-on-year base, measures for increasing productivity including ongoing process improvements and lean manufacturing, as well as successful negotiations of more favorable material prices with suppliers.
Research and development expense
Research and development expense increased by $2.4 million, or 14%, to $19.6 million in the year ended December 31, 2024, from $17.1 million in the year ended December 31, 2023. The increase in research and development expense was primarily driven by costs related to internal research and development of $1.3 million (+14 FTE avg.), material components used for product development and prototyping of $0.4 million, and outsourced engineering costs of $0.9 million. 31% of total research and development expenses in 2024 ($6.1 million) were allocated to projects related to the electrification of the product portfolio, out of $2.4 million for the ongoing platform project. The electrification of the product portfolio targets especially the needs of European and international customers.
Selling, general and administrative expense
Selling, general and administrative expense increased by $7.6 million, or 6%, to $124.7 million in the year ended December 31, 2024, from $117.1 million in the year ended December 31, 2023. The increase in selling, general and administrative expense was primarily driven by increases sales and distribution expenses of $3.5 million, management expenses of $1.9 million, and information technology expenses of $1.4 million.

Amortization of purchased intangibles
Amortization of purchased intangibles increased by $0.2 million, or 1%, to $14.1 million in the year ended December 31, 2024, from $13.9 million in the year ended December 31, 2023. The increase in the amortization of purchased intangibles was primarily driven by an increase in acquired intangible assets from Aebi Schmidt’s acquisition of LADOG - Fahrzeugbau- und Vertriebs-GmbH (“Ladog”) on November 21, 2024, where $1.4 million of intangible assets were recognized as part of the purchase price allocation when purchase accounting was applied under ASC 805.
Other operating (income) expense
Other operating expense increased by $1.9 million, or 416%, to $1.4 million in the year ended December 31, 2024, from other operating income of $0.5 million in the year ended December 31, 2023. The increase in other operating expense was primarily driven by a decrease of $0.7 million of realized foreign exchange gains, net of realized foreign exchange losses, caused by changes in foreign exchange rates between contract award and contract fulfilment and a decrease of $1.2 million in other operating income.
Interest expense
Interest expense decreased by $3.9 million, or 10%, to $34.1 million in the year ended December 31, 2024, from $38.0 million in the year ended December 31, 2023. The decrease in interest expense was primarily driven by a decrease in debt balances of $41.8 million. In addition, the improved net-debt-to-EBITDA ratios result in a reduction of the applicable credit margin from 3.875% in Q1 2023 to 2.2% in Q1 2024.
Other income (expense)
Other income increased by $10.9 million, or 299%, to $7.3 million in the year ended December 31, 2024, from other expenses of $3.7 million in the year ended December 31, 2023. The increase in other income was primarily driven by an increase in bargain purchase gain of $6.8 million, an increase in net foreign exchange income on financial positions of $3.4 million and an increase in other income, net of expenses, related to Aebi Schmidt’s closed UK pension fund of $1.9 million, offset by an increase in other exceptional expenses of $0.3 million. Other exceptional income and expense refers to unusual or non-recurring amounts that are outside Aebi Schmidt’s normal operations.
Income tax expense (benefit)
Income tax expense increased by $4.8 million, or 78%, to $10.9 million in the year ended December 31, 2024, from $6.1 million in the year ended December 31, 2023. The increase in income tax expense was primarily driven by an increase in current income tax paid of $7.3 million due to higher taxable income and an increase current income tax accrued of $1.0 million. This increase was partially offset by an increase in variation deferred tax liabilities of $0.9 million, and an increase in variation deferred tax assets of $2.7 million.
Segment Results of Operations
Aebi Schmidt operates its business as two reportable segments: (i) North America and (ii) Europe including the Rest of the World. Both segments operate separately with limited cross-selling activities. The information below includes Sales and Adjusted EBITDA by segment, consistent with information presented for financial reporting purposes in Note 17 to Aebi Schmidt’s Consolidated Financial Statements included elsewhere in this prospectus. Costs that are not allocated to either segment and intrasegment revenues and expenses are immaterial and are included within the figures shown below.

	For the Year Ended December 31, 2024
(in thousands)	North America	Europe and the Rest of the World	Total
Segment sales	$ 593,441	$492,517	$1,085,958
Segment Adjusted EBITDA	$68,700	$30,297	$98,997

	For the Year Ended December 31, 2023
	North America	Europe and the Rest of the World	Total
Segment sales	$ 541,869	$ 473,703	$ 1,015,572
Segment Adjusted EBITDA	$54,381	$32,027	$86,408

North America
Sales for Aebi Schmidt’s North America segment increased by $51.6 million, or 10%, to $593.4 in the year ended December 31, 2024, from $541.9 million in the year ended December 31, 2023. The increase in sales was primarily driven by increase in orders for airport snow clearing machines (M-B) and for Aebi Schmidt’s municipal business (Monroe brand) based on successful sales activities and good level of demand.
Segment Adjusted EBITDA for Aebi Schmidt’s North America segment increased by $14.3 million, or 26%, to $68.7 million in the year ended December 31, 2024, from $54.4 million in the year ended December 31, 2023. The increase in Segment Adjusted EBITDA was primarily driven by increase of sales resulting in better fixed cost absorption, efficiency improvements in the plants and rigorous cost control of SG&A expenses.
Europe and the Rest of the World
Sales for Aebi Schmidt’s Europe and the Rest of the World segment increased by $18.8 million, or 4%, to $492.5 million in the year ended December 31, 2024, from $473.7 million in the year ended December 31, 2023. The increase in sales was primarily driven by high demand for Street Sweeping and favorable momentum in demand of airport snow and ice clearing machines in Europe and other international countries. The legacy agricultural products for alpine surroundings were faced with a lower level of demand.
Adjusted EBITDA for Aebi Schmidt’s Europe and the Rest of the World segment decreased by $1.7 million, or 5%, to $30.3 million in the year ended December 31, 2024, from $32.0 million in the year ended December 31, 2023. The decrease in Adjusted EBITDA was primarily driven by lower level of spare parts sales following a period of rather warm winter and rainy summer. The decrease was partly offset by higher sales volumes.
Non-GAAP Financial Measures
Aebi Schmidt utilizes non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA margin to complement its U.S. GAAP reporting and to assist stakeholders in evaluating and comparing its financial and operational performance over multiple periods, identifying trends affecting its business, formulating business plans, and making strategic decisions. There can be no assurance that Aebi Schmidt will not modify the presentation of its non-GAAP measures in the future, and any such modification may be material.
Aebi Schmidt defines Adjusted EBITDA as net income before interest, taxes, depreciation, and amortization, further adjusted for foreign exchange gains and losses on external debt, restructuring and other related expenses, transaction related expenses, bargain purchase gains on acquisitions, changes in repurchase liabilities for Aebi Schmidt’s employee share plan, non-service cost related pension expenses, legacy legal matters, sales executive transition costs, changes in provisions for contingencies, and other non-recurring items. Aebi Schmidt defines as Adjusted EBITDA margin as a ratio of Adjusted EBITDA as a percentage of sales. Management uses Adjusted EBITDA to assess Aebi Schmidt’s financial performance because it allows management and stakeholders to compare its operating performance on a consistent basis across periods by removing the effects of its capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization) and other items (such as non-recurring costs) that impact the comparability of financial results from period to period.

In evaluating Adjusted EBITDA, you should be aware that in the future Aebi Schmidt may incur expenses that are the same as or similar to some of the adjustments in such presentation. Aebi Schmidt’s presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA and Adjusted EBITDA margin have important limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of Aebi Schmidt’s operating results as reported under U.S. GAAP. Adjusted EBITDA and Adjusted EBITDA margin may be defined differently by other companies in its industry and may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

	For the year ended December 31,
(in thousands, except percentages)	2024	2023
Net income	$30,737	$11,199
Adjusted for:
Income tax expense	10,927	6,147
Interest expense	34,106	38,031
Foreign exchange (gain) / losses on external debt	(1,647)	1,778
Depreciation and amortization	26,414	27,164
Restructuring and other related expenses	819	(253)
Transaction related expenses	4,404	—
Bargain purchase gain on acquisition	(6,780)	—
Change in repurchase liability for employee share plan	3,446	2,562
Non-service cost related pension expense and legacy plan	(4,290)	(2,502)
Legacy legal matters	180	501
Sales executive transition	266	—
Change in provision for contingencies	(98)	1,569
Other non-operating one-off items	513	212
Adjusted EBITDA	$98,997	$86,408
Sales	1,085,958	1,015,572
Net Income Margin	2.8%	1.1%
Adjusted EBITDA Margin	9.1%	8.5%

Liquidity and Capital Resources
Aebi Schmidt’s primary liquidity needs are to fund general business requirements, including working capital, capital expenditures, restructuring costs and debt service requirements. Aebi Schmidt’s principal sources of liquidity are cash flows from operating activities, the revolving credit facility and other debt issuances, and existing cash balances of $65.2 million as of December 31, 2024. Aebi Schmidt actively manages its working capital and associated cash requirements and continually seeks more effective uses of cash.
As of December 31, 2024, Aebi Schmidt had $251.0 million of net working capital (i.e., current assets minus current liabilities) compared to $252.6 million of net working capital as of December 31, 2023.
Aebi Schmidt believes that its available liquidity will be sufficient to meet its current obligations for a period of at least 12 months from the date of the filing of this prospectus, and its liquidity will be sufficient to finance its operating and capital needs, including day to day operations, capital expenditures, research and development, investments in information technology systems, dividends and potential future acquisitions.

Cash Flows
Aebi Schmidt’s cash flows from operating, investing and financing activities, as reflected in the Aebi Schmidt Consolidated Statements of Cash Flows appearing in Item 8 of this Form S-4, are summarized in the following table:

	For the Year Ended December 31,
(in thousands)	2024	2023	$ Change	% Change
Net cash provided by (used in) operating activities	$ 68,770	$ 30,090	$ 38,680	129%
Net cash provided by (used in) investing activities	(9,112)	(21,628)	12,516	-58%
Net cash provided by (used in) financing activities	$ (35,428)	(22,350)	(13,078)	59%
Translation adjustment on cash and cash equivalents	(1,755)	116	(1,871)	n.m.
Net increase (decrease) in cash and cash equivalents	22,475	(13,772)	36,247	-263%
Cash and cash equivalents at beginning of year	42,698	$ 56,470	$ (13,772)	-24%
Cash and cash equivalents at end of year	$ 65,173	42,698	22,475	53%

n.m. – not meaningful
Net cash provided by (used in) operating activities
Net cash provided by operating activities increased by $38.7 million, or 129%, to $68.8 million in the year ended December 31, 2024, from $30.1 million in the year ended December 31, 2023. The increase was primarily driven by cash management, especially collecting account receivables, which led to a $37.7 million increase in the changes in account receivables and contract assets in the year ended December 2024 compared to the year ended December 31, 2023. In addition, due to an improved supply planning and related measures, the inventory level was also reduced, resulting in an increase of $25.1 million in net cash due to changes in inventory for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was partially offset by a reduction of $13.6 million in changes in accounts payable. The increase was also partially offset by a decrease of $15.2 million in changes in other assets and liabilities.
Net cash provided by (used in) investing activities
Net cash used in investing activities decreased by $12.5 million, or 58%, to $9.1 million in the year ended December 31, 2024, from $21.6 million in the year ended December 31, 2023. The decrease was primarily driven by an increase of $14.5 million in cash from the acquisition of businesses, primarily driven by Aebi Schmidt’s purchase of Ladog in the year ended December 31, 2024. The decrease in net cash used in investing activities was partially offset by an increase of $1.9 million in cash spent on purchases of property, plant and equipment.
Net cash provided by (used in) financing activities
Net cash used in financing activities increased by $13.1 million, or 59%, to $35.4 million in the year ended December 31, 2024, from $22.4 million in the year ended December 31, 2023. The increase was primarily driven by an increase of $7.2 million in deferred payments related to Aebi Schmidt’s historical transactions, an increase of $4.4 million in repayment on its debt and an increase of $1.2 million in cash dividends paid to its shareholders.
Capital Expenditures
Over the next 12 months, Aebi Schmidt anticipates approximately $15 million to $20 million of capital expenditures to maintain the capacity of its manufacturing facilities and invest in emerging technologies. This level is comparable with previous years. In its budgeting process, Aebi Schmidt includes major capital expenditures projects for management to review. Aebi Schmidt closely monitors its capital expenditures in order to control its cash flow needs. Aebi Schmidt expects these expenditures to result in more productive and diversified operations. Evolving economic conditions, the potential for increased maintenance costs, and incorrect cash flow estimates from the capital expenditures could result in less-productive investments than Aebi Schmidt anticipates. Aebi Schmidt’s cash flow and operating results could be negatively impacted by the actual returns on its capital expenditures.

Debt

In thousands	December 31, 2024	December 31, 2023
Revolving credit facility, due 2026	$ 152,787	$ 164,737
Term loan:
Facility A, due 2026	20,778	33,150
Facility B, due 2026	40,000	50,000
Facility C, due 2026	119,715	121,605
Shareholder loan	51,982	55,743
Mortgage loan	10,348	10,657
Finance lease obligations	2,003	2,892
Other local credit lines	2,240	2,847
Total debt	399,853	441,631
Less current portion of long-term debt	(23,259)	(25,120)
Total long-term debt	$ 376,594	$416,511

Existing Credit Facilities Agreement
In November 2021, Aebi Schmidt entered a syndicated loan agreement with various banks for financing acquisitions. The term loan is split into the following facilities:
•	Total Facility A Commitments: A senior amortizing term loan facility with a total commitment of $46.8 million.
•	Total Facility B Commitments: A senior amortizing term loan facility with a total commitment of $60.0 million.
•	Total Facility C Commitments: A senior non-amortizing term loan facility with a total commitment of $90.0 million and $29.7 million.
The average interest margin of Facility A and B was 2.300% and 3.688% for the years ended December 31, 2024 and December 31, 2023, respectively. The average interest rate margin for Facility C was 2.800% and 3.688% for the years ended December 31, 2024 and December 31, 2023, respectively.
Existing Revolving Credit Facility Commitment
The aggregate of the Revolving Credit Facility Commitment under the Existing Credit Facilities Agreement is $171.4 million which is primarily used for refinancing existing debt obligations, excluding those related to Facility A. In addition, the Revolving Credit Facility supports the broader financial needs of Aebi Schmidt, including general corporate purposes and working capital requirements, as well as funding permissible acquisitions aligned with Aebi Schmidt’s strategic objectives.
Shareholder Loans
At December 31, 2024, Aebi Schmidt had subordinated shareholder loans with outstanding amounts of $15.0 million and $15.6 million from PCS Holding AG, as well as $11.0 million and $10.4 million Gebuka AG. These shareholder loans will be renewed and amended in connection with the New Credit Facilities Agreement and will survive the Closing.
Other Debts
In connection with the expansion of the plant in Chilton/US mortgage loans, the outstanding amount is about $10.3 million as of December 31, 2024, and $10.7 million as of December 31, 2023.

Contingent Liabilities
Changes in Aebi Schmidt’s warranty liability during the years ended December 31, 2024, and 2023 were as follows:

(in thousands)	2024	2023
Balance of accrued warranty, beginning of year	$8,022	$5,743
Accruals for current period sales	5,875	4,415
Cash settlements	(3,226)	(2,292)
Changes in liability for pre-existing warranties	(293)	(161)
Reclassifications	278	—
Translation adjustment	(451)	317
Balance of accrued warranty, end of year	$ 10,205	$8,022

Aebi Schmidt’s long-term warranty provisions amounting to $1.6 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively, is included within other non-current liabilities on its balance sheet.
Contractual Obligations
Aebi Schmidt is party to contractual obligations involving commitments to make payments to third parties, and such commitments require a material amount of cash. As part of its normal course of business, Aebi Schmidt enters into contracts with suppliers for purchases of certain raw materials, components, and services to facilitate adequate supply of these materials and services. These arrangements may contain fixed or minimum quantity purchase requirements.
Refer to Note 8 to Aebi Schmidt’s audited Consolidated Financial Statements for details on its contractual obligations.
Off-Balance Sheet Arrangements
In the normal course of bidding for and executing certain projects, Aebi Schmidt has entered into bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that Aebi Schmidt does not fulfil its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At December 31, 2024 and 2023, the total outstanding performance bonds aggregated to $13.2 million and $18.7 million, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2024 and 2023.
Critical Accounting Policies and Estimates
The following discussion of critical accounting policies and estimates is intended to supplement “Note 1 - Nature of Operations and Basis of Presentation” of the Notes to Consolidated Financial Statements appearing in the section of this proxy statement/prospectus entitled “Historical Consolidated Financial Information of Aebi Schmidt.” These policies were selected because they are broadly applicable within Aebi Schmidt’s operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related statement of income, asset and/or liability amounts.
Revenue recognition
Essentially all Aebi Schmidt’s revenue is generated through contracts with its customers. Aebi Schmidt may recognize revenue over time or at a point in time when or as obligations under the terms of a contract with its customer are satisfied, depending on the terms and features of the contract and the products supplied. Aebi Schmidt’s contracts generally do not have any significant variable consideration. The collectability of consideration on the contract is reasonably assured before revenue is recognized. On certain vehicles, payment may be received in advance of Aebi Schmidt satisfying its performance obligations. Such payments are recorded in Contract liabilities on the Consolidated Balance Sheets. The corresponding performance obligations are generally satisfied within one year of the contract inception. Aebi Schmidt has elected to utilize the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred because the amortization period for the prepaid costs that would have otherwise been deferred and amortized is one year or less. Aebi Schmidt uses an observable price to allocate the stand-alone selling price to separate performance obligations within a contract or a cost-plus margin approach when an observable price is not available. The estimated costs to fulfil Aebi Schmidt’s base warranties are recognized as expense when the products are sold.
The assumptions used to recognize revenue over time are based on measure of progress. Measure of progress is derived from work in progress reports indicating the costs and/or labor hours applied to each project. Aebi Schmidt’s determination of the measure of progress is dependent on the accuracy of expected costs and labor hours for each project. To the extent Aebi Schmidt’s actual costs or labor hours differ from the expected amount, the revenue expected to be recognized over time may differ from the actual revenue recognized. Historically, the difference between expected and actual amounts have been immaterial, and Aebi Schmidt does not expect any material differences in the future.
Business combinations
When acquiring other businesses, Aebi Schmidt recognizes identifiable assets acquired and liabilities assumed at their acquisition date estimated fair values, and separately from any goodwill that may be required to be recognized. Goodwill, when recognizable, is measured as the excess amount of any consideration transferred, which is measured at fair value, over the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.
Accounting for such acquisitions requires Aebi Schmidt to make significant assumptions and estimates and are adjusted during the measurement period for a period of up to one year after the acquisition date. Costs incurred to effect an acquisition, such as legal, accounting, valuation or other third-party costs, as well as internal general and administrative costs incurred are charged to expense in the periods incurred. There may be a material difference between the accounting estimates related to the fair value of the assets acquired and liabilities assumed at acquisition date and the final purchase price allocation.
Income taxes
Assumptions and estimates are required to determine the amount of current and deferred income tax assets and liabilities. Some of these estimates are based on the interpretation of existing tax legislation and regulations. Deferred income tax assets and liabilities are calculated based on the anticipated effective tax rate of the individual entity. Aebi Schmidt makes a variety of assumptions regarding the estimation of future taxable profit, tax regulations, and changes in the jurisdictions it operates in.
Valuation of deferred tax assets
The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The assessment regarding whether a valuation allowance is required or should be adjusted is based on an evaluation of possible sources of taxable income and also considers all available positive and negative evidence factors. Aebi Schmidt’s accounting for the valuation of deferred tax assets represents Aebi Schmidt’s best estimate of future events. Changes in current estimates of Aebi Schmidt, due to unanticipated market conditions, governmental legislative action or events, could have a material effect on Aebi Schmidt’s ability to utilize deferred tax assets.
At December 31, 2024, valuation allowances against deferred tax assets were USD 8.9 million and primarily relate to entities that are in cumulative loss positions. Refer to Note 7 to the Consolidated Financial Statements of Aebi Schmidt for additional information on the composition of these valuation allowances.
If, in the future, Aebi Schmidt generates taxable income in jurisdictions where it has recorded full valuation allowances, on a sustained basis, the conclusion of Aebi Schmidt regarding the need for full valuation allowances in these tax jurisdictions could change, resulting in the reversal of some or all of the valuation allowances. If the Aebi Schmidt operations generate taxable income prior to reaching profitability on a sustained basis, Aebi Schmidt would reverse a portion of the valuation allowance related to the corresponding realized tax benefit for that period, without changing the conclusions on the need for a full valuation allowance against the remaining net deferred tax assets.

Uncertain tax positions
Significant judgment is also required in evaluating uncertain tax positions of Aebi Schmidt. Although Aebi Schmidt believes that the tax return positions are sustainable, Aebi Schmidt recognizes tax benefits from uncertain tax positions in the financial statements only when it is more likely than not that the positions will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority’s administrative practices and precedents. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Aebi Schmidt believes that it has provided adequate reserves for all uncertain tax positions.
Recently Issued and Adopted Accounting Standards
For more information regarding recent accounting pronouncements, the section of this proxy statement/prospectus entitled “Notes to Historical Consolidated Financial Information of Aebi Schmidt—Note 1. Nature of Operations and Basis of Presentation.”
Internal Control over Financial Reporting
In connection with the preparation of Aebi Schmidt’s Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years then ended for purposes of this proxy statement/prospectus, Aebi Schmidt identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Aebi Schmidt’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Aebi Schmidt’s management identified the following material weaknesses in its internal control over financial reporting:
i.
Lack of designing and maintaining an effective control environment commensurate with Aebi Schmidt’s financial reporting requirements due to a lack of sufficient number of professionals with an appropriate level of internal controls and technical U.S. GAAP knowledge, experience and training to appropriately analyze, record and disclose accounting matters, including complex, non-routine transactions accurately and timely;

ii.
Lack of maintaining formal accounting policies and procedures, and designing and maintaining controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures;

iii.	Lack of consistently establishing appropriate authorities and responsibilities related to the segregation of duties in our finance and accounting functions;
iv.
A failure to design and maintain effective information technology (“IT”) general controls over user access, change management and segregation of duties for SAP information systems in Europe that are relevant to the preparation of its financial statements.

v.
A failure to design and maintain effective IT general controls over user access, change management and segregation of duties for the remaining information systems that are relevant to the preparation of its financial statements.

The above IT general control deficiencies did not result in a material misstatement to the financial statements. However, these IT general control deficiencies could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.
Aebi Schmidt’s management is developing a plan to remediate the material weaknesses identified, including: (a) providing relevant U.S. GAAP technical accounting, internal controls over financial reporting and SEC financial reporting requirements training for personnel, including hiring additional personnel to strengthen the accounting and finance functions; (b) designing and implementing a financial reporting control framework, including management review controls, together with IT general and application controls for all systems which materially impact financial reporting.
Aebi Schmidt’s management cannot assure that it will be successful in remediating the material weaknesses identified above. The failure to correct the material weaknesses or the failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in the financial statements and impair the ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
Aebi Schmidt currently is a Swiss private company and has not been required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Therefore, neither management nor an independent registered public accounting firm has performed an evaluation of the effectiveness of Aebi Schmidt’s internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Following the Closing and Aebi Schmidt’s U.S. listing as a public company, Aebi Schmidt’s management will be required to report on the effectiveness of Aebi Schmidt’s internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act and is expected to become subject to auditor attestation requirements pursuant to Section 404(b) of the Sarbanes-Oxley Act, beginning with the filing of Aebi Schmidt’s Annual Report on Form 10-K for the year ending December 31, 2026.
Quantitative and Qualitative Disclosures About Market Risk
Aebi Schmidt is exposed to market risks in the ordinary course of business, which primarily relate to fluctuations in foreign currency exchange and commodity prices:
Foreign exchange fluctuations
Aebi Schmidt transacts in multiple currencies around the world aside from USD, including CHF and the Euro. While Aebi Schmidt aims to source, produce and sell in the same currency, there may be limitations to this alignment, including the fact that certain commodities are typically nominated in a particular currency and the resulting net impact of foreign currency fluctuations may be material. Accordingly, Aebi Schmidt faces foreign currency exchange rate risks arising from transactions in the normal course of business. In addition, because the functional currency of most of the reporting units is the respective local currency, the translation into the group’s reporting currency USD is subject to foreign exchange rate fluctuations. Foreign currency transactions and the translation into the reporting currency USD may have a material impact on the group’s net sales, net earnings and operating results. A hypothetical 10% weakening of CHF or Euro against USD would cause a decrease of approximately $0.5 million and $0.9 million to Aebi Schmidt’s net income for the year ended December 31, 2024, respectively. To date, Aebi Schmidt has not entered into any material hedging arrangements with respect to foreign currency risk. Aebi Schmidt will continue to reassess its approach to manage its risk relating to fluctuations in currency rates.
Commodity price changes
Aebi Schmidt purchases, directly and indirectly through component purchases, significant amounts of stainless steel, carbon steel, aluminum, plastics composite, materials, wood, electronic components, cables and other commodity-sensitive raw materials. In particular, the prices of stainless steel, carbon steel and aluminum have been volatile in recent years, and Aebi Schmidt mitigates this risk of short-term volatility by contracting purchases of major raw material categories in advance. Stainless steel and carbon steel are the category of direct raw materials with the highest purchase volume. A hypothetical 10% change in stainless steel and carbon steel prices would cause a $2.4 million change in Aebi Schmidt’s net income for the year ended December 31, 2024, respectively. As impacts to Aebi Schmidt’s results due to changes in commodity prices are difficult to quantify, the calculation of the above amounts includes only direct raw materials. Additional, indirect effects of higher stainless steel and carbon steel prices may result in higher prices for components, semi-finished and finished products. Aebi Schmidt continues to monitor the effects of commodity price changes and its mitigation strategies.
Interest rate changes
Aebi Schmidt has interest rate risk with respect to its indebtedness due to the variable interest rates related to its debt arrangements under the Existing Credit Facilities Agreement. As of December 31, 2024, Aebi Schmidt had an aggregate face value of $399.9 million of outstanding indebtedness. A one percent increase or decrease in the annual interest rate on Aebi Schmidt’s variable rate borrowings of $333.3 million would increase or decrease its annual cash interest expense by approximately $3.3 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The unaudited pro forma condensed combined financial information gives effect to the accounting for the Transactions, including the pro forma adjustments intended to illustrate the estimated effects of the Debt Financing (the “Financing Adjustments”) and the Merger and other related transactions (the “Transaction Accounting Adjustments” and, together with the Financing Adjustments, collectively, the “Adjustments”). All terms defined in this section of the proxy/prospectus are used solely for the purposes of this section and do not apply to any other section of this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information has been prepared by Aebi Schmidt in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information. The following unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2024, is derived from:
•	the historical audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2024, included elsewhere within this registration statement;
•	the historical audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2024, included in Shyft’s 2024 Form 10-K.
The historical financial statements of Aebi Schmidt and Shyft have been adjusted to depict in the accompanying unaudited pro forma condensed combined financial information the accounting for the Transactions in accordance with U.S. GAAP. The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances.
The Merger will be accounted for as a business combination using the acquisition method with Aebi Schmidt assumed as the accounting acquirer in accordance with ASC 805. Under this method of accounting, the consideration transferred will be allocated to Shyft’s assets acquired and liabilities assumed mostly based upon their estimated fair values at the Closing Date. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. The process of valuing the net assets of Shyft at the Closing Date, the allocation of the consideration transferred as well as evaluating accounting policies for conformity, is preliminary but represents Aebi Schmidt’s current best estimate and is subject to revision.
The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the Combined Company’s actual results of operations or financial position would have been had the Transactions been completed on the dates indicated, nor are they necessarily indicative of the Combined Company’s future results of operations or financial position for any future period. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Transactions will differ from the pro forma adjustments, and it is possible the differences may be material.
Description of the Transactions
The Merger
On December 16, 2024, Shyft entered into the Merger Agreement, by and among Shyft, Aebi Schmidt, Holdco, and Merger Sub, pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Shyft, with Shyft surviving the Merger as a direct, wholly owned subsidiary of Holdco and as an indirect, wholly owned subsidiary of Aebi Schmidt. In accordance with the Merger Agreement, shares of Aebi Schmidt Common Stock are being issued in exchange for the shares of Shyft Common Stock at the specified Exchange Ratio as noted below. Therefore, Aebi Schmidt is the legal and accounting acquirer and Shyft is the legal target in the Transactions.
As a result of the Merger, the holders of Shyft Common Stock immediately prior to the Closing Date will collectively own approximately 48% of the issued and outstanding shares of the Combined Company’s common stock on a pro forma basis, while the holders of Aebi Schmidt Common Stock immediately prior to the Closing Date will collectively own approximately 52% of the issued and outstanding shares of the Combined Company’s common stock on a pro forma basis.

Refinancing existing debt of Aebi Schmidt and Shyft
On March 10, 2025, Aebi Schmidt entered into the New Credit Facilities Agreement. After the Closing, certain Shyft entities must accede to the New Credit Facilities Agreement as additional guarantors. For more details on the New Credit Facilities Agreement, please see the sections of this proxy statement/prospectus entitled “The Merger—Financing Matters” and “Description of Material Indebtedness.”
Special Cash Retention and Restricted Stock Awards
The Human Resources and Compensation Committee (HRCC) of the Shyft’s Board believes that Jacob Farmer, the President of Fleet Vehicles and Services, Joshua Sherbin, the Chief Legal, Administrative, and Compliance Officer, and Michael VanDieren, the Vice President of Corporate and Business Development, are essential for successfully integrating the business and creating value for Aebi Schmidt after the Merger. To incentivize Messrs. Farmer, Sherbin, and VanDieren to remain employed with Aebi Schmidt, the HRCC and the Shyft’s Board approved special cash retention awards for these executives on December 15, 2024. The total cash retention awards are $1,600,000 each for both Messrs. Farmer and Sherbin, and $400,000 for Mr. VanDieren. Messrs. Sherbin and VanDieren received their payments by December 31, 2024, but they must repay the amounts to Shyft after taxes if the Merger does not happen by December 31, 2025, if they resign without good reason, if they are terminated for cause before the first anniversary of the Merger, or if they leave the company due to death or disability before the Merger is completed. Mr. Farmer’s cash retention award will be paid at the time of the Merger.
Additionally, the HRCC and the Shyft Board approved grants of restricted stock for Messrs. Farmer, Sherbin, and VanDieren on December 15, 2024. The grant date fair value of these restricted stock awards is $2,000,000 each for both Messrs. Farmer and Sherbin, and $800,000 for Mr. VanDieren, based on the fair market value of Shyft Common Stock on the grant date. Each restricted stock grant has two parts: one part fully vested upon grant, and the other part will vest in three equal annual installments on the first three anniversaries of the Closing Date. If the Merger does not close by December 31, 2025, then the unvested shares will be forfeited.
For additional information, please see the section of this proxy statement/prospectus entitled “The Merger—Interests of Shyft’s Executive Officers and Non-Employee Directors in the Merger.”
Equity Awards
At the Effective Time, Shyft’s outstanding equity awards will be treated as follows:
•
Shyft Restricted Stock Units: At the Effective Time, each Shyft RSU that is held by an employee and does not vest on or prior to the Effective Time by its terms, will be assumed by Aebi Schmidt and exchanged for time-vesting Aebi Schmidt RSU of equivalent value and subject to substantially the same terms and conditions, including vesting and settlement terms, as applied to the corresponding Shyft RSU immediately prior to the Effective Time. The number of shares of Aebi Schmidt Common Stock subject to such Aebi Schmidt RSU will be equal to the product of (i) the total number of shares of Shyft Common Stock underlying such Shyft RSU prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Pursuant to ASC 805, the transaction date fair-value-based measured of the Shyft RSU being replaced will be allocated to consideration transferred based on the ratio of pre-combination service over the greater of the total service period or the original service period. Post-combination compensation expense, which will be recognized over the remaining requisite service period of the replacement awards following the Transactions, calculated as the difference between the transaction date fair-value-based measure of the replacement Aebi Schmidt RSUs and the amount allocated to consideration transferred.

•
Shyft Performance Stock Units: At the Effective Time, each Shyft PSU that is held by an employee and does not vest on or prior to the Effective Time by its terms, will be assumed by Aebi Schmidt and exchanged for an Aebi Schmidt RSU (i) for the period prior to the date of the Merger Agreement, in respect of the number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on the higher of target or actual performance as of immediately prior to the date of the Merger Agreement, multiplied by (y) the Exchange Ratio and (ii) for the period commencing on the date of the Merger Agreement and ending on the Effective Time, in respect of the number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on target performance, multiplied by (y) the Exchange Ratio. After the Effective Time, such Aebi Schmidt RSU will only be subject to time-vesting and will vest at the end of the specified performance period. Pursuant to ASC 805, the transaction date fair-value-based measured of the Shyft PSU being replaced, considering the target level of performance achievement as stipulated in the original award agreement, will be allocated to consideration transferred based on the ratio of pre-combination service over the greater of the total service period or the original service period. Post-combination compensation expense, which will be recognized over the remaining requisite service period of the awards following the Transactions, calculated as the difference between the transaction date fair-value-based measure of the replacement Aebi Schmidt RSUs and the amount allocated to consideration transferred.
•
Shyft Director Restricted Stock Units: At the Effective Time, each Shyft Director RSU will vest in full, and will be cancelled in exchange for the right of the holder to receive the number of shares of Aebi Schmidt Common Stock equal to the product of (i) the total number of shares of Shyft Common Stock underlying such Shyft Director RSU, multiplied by (ii) the Exchange Ratio. Pursuant to ASC 805, the entire transaction date fair-value-based measure of the Shyft Director RSUs will be recognized as consideration transferred as part of the Transactions due to the preexisting single-trigger provision requiring the acceleration of vesting in the event of a change in control.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2024
(in thousands)

	Aebi Schmidt Group (Historical) - USD	The Shyft Group (Historical) - USD	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$65,173	$15,780	$(7,480)	2(e)	$430,340	2(n)	$71,873
			(1,600)	2(h)	(430,340)	2(o)
Accounts receivable, net	173,957	86,677	(82)	2(g)	—		262,152
			1,600	2(h)	—
Other receivables – chassis pool agreements	—	37,032	(37,032)	2(i)	—		—
Contract assets	24,145	40,896	—		—		65,041
Inventories	231,399	109,859	2,241	2(f)	—		343,499
Prepaid expenses and other current assets	23,487	7,346	—		—		30,833
Total current assets	518,161	297,590	(42,353)		—		773,398
Non-current assets
Property, plant and equipment, net	68,647	81,067	12,133	2(c)	—		161,847
Goodwill	221,189	64,094	(26,719)	2(m)	—		258,564
Intangible assets, net	175,324	59,064	66,936	2(d)	—		301,324
Deferred tax assets	5,693	23,545	(19,272)	2(l)	—		9,966
Right of use assets operating leases	63,066	41,101	—		—		104,167
Other assets	36,044	2,287	—		(916)	2(p)	37,415
Total assets	$ 1,088,124	$ 568,748	$(9,275)		$(916)		$1,646,681
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$93,634	$95,128	$(82)	2(g)	$—		$188,680
Accrued warranty	8,577	7,653	—		—		16,230
Accrued compensation and related taxes	23,204	16,198	5,081	2(j)	—		44,483
Contract liabilities	20,044	3,553	—		—		23,597
Operating lease liabilities	9,241	9,677	—		—		18,918
Other current liabilities and accrued expenses	89,260	12,798	(13,734)	2(k)	(83)	2(o)	88,241
Current portion of long-term debt	23,259	235	—		35,417	2(n)	36,555
			—		(22,356)	2(o)
Short-term debt – chassis pool agreements	—	37,032	(37,032)	2(i)	—		—
Total current liabilities	267,219	182,274	(45,767)		12,978		416,704

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2024
(in thousands)

	Aebi Schmidt Group (Historical) - USD	The Shyft Group (Historical) - USD	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined
Other non-current liabilities	8,053	9,772	—		—		17,825
Long-term operating lease liabilities	52,748	33,156	—		—		85,904
Long-term debt, less current portion	376,594	95,223	—		394,923	2(n)	461,051
			—		(407,901)	2(o)
			—		2,212	2(p)
Deferred tax liabilities	18,335	—	—		—		18,335
Total liabilities	722,949	320,425	(45,767)		2,212		999,819
Commitments and contingent liabilities
Shareholders’ equity:
Common stock	50,794	99,752	(99,752)	2(a)	—		85,446
			34,652	2(b)	—
Additional paid-in-capital	221,839	—	248,990	2(b)	—		486,043
			1,480	2(j)	—
			13,734	2(k)
Treasury shares	(257)	—	—		—		(257)
Retained earnings	61,247	148,571	(148,571)	2(a)	(3,128)	2(p)	44,078
			(7,480)	2(e)	—
			(6,561)	2(j)	—
Accumulated other comprehensive income	31,469	—	—		—		31,469
Total shareholders’ equity	365,092	248,323	36,492		(3,128)		646,779
Non-controlling interest	83	—	—		—		83
Total equity	365,175	248,323	36,492		(3,128)		646,862
Total Liabilities and Equity	$1,088,124	$568,748	$(9,275)		$(916)		$1,646,681

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands)

	Aebi Schmidt Group (Historical) - USD		The Shyft Group (Historical) - USD	Transaction Accounting Adjustments	Notes	Financing Adjustment	Notes	Pro Forma Combined
Sales	$ 1,085,958		$ 786,176	$(4,095)	3(e)	—		$ 1,868,039
Cost of products sold	857,721		628,986	1,513	3(a)	—		1,486,366
				2,241	3(d)	—
				(4,095)	3(e)	—
Gross profit	228,237		157,190	(3,754)		—		381,673
Operating expenses
Research and development	19,556		16,319	—		—		35,875
Selling, general and administrative	124,660		136,764	168	3(a)	—		267,654
				7,480	3(c)	—
				3,600	3(f)	—
				(6,724)	3(g)	—
				6,561	3(h)	—
				(4,855)	3(i)	—
Amortization of purchased intangibles	14,088		—	3,145	3(b)	—		22,088
				4,855	3(i)	—
Other operating expense	1,441		—	—		—		1,441
Total operating expenses	159,745		153,083	14,230		—		327,058
Operating income	68,492		4,107	(17,984)		—		54,615
Other income (expense)
Interest expense	(34,106)		(8,540)	—		(39,379)	3(k)	(51,656)
				—		33,497	3(l)
				—		(3,128)	3(m)
Other income	7,278		2,204	—		—		9,482
Total other expense	(26,828)		(6,336)	—		(9,010)		(42,174)
Income (loss) before income taxes	41,664		(2,229)	(17,984)		(9,010)		12,441
Income tax expense	10,927		566	(3,523)	3(j)	(2,243)	3(n)	5,727
Net income (loss)	30,737		(2,795)	(14,461)		(6,767)		6,714
Less: Net income attributable to non-controlling interest	55		—	—		—		55
Net income attributable to Aebi Schmidt Holding AG	$30,682		$(2,795)	$ (14,461)		$(6,767)		$6,659
Weighted average shares outstanding	—		—	—		—		—
Basic	40,365	4(a)		36,342	4(b)	—		76,707
Diluted	40,365	4(a)		36,886	4(b)	—		77,251
Earnings per share				—		—
Basic	$0.76	4(a)		—		—		$0.09
Diluted	$0.76	4(a)		—		—		$0.09

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
All terms defined in this section of the proxy/prospectus are used solely for the purposes of this section and do not apply to any other section of this proxy statement/prospectus.
Note 1. Basis of Presentation
The accompanying pro forma financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of Aebi Schmidt and Shyft as of December 31, 2024.
The unaudited pro forma condensed combined balance sheet is presented as if the Transactions had occurred on December 31, 2024, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, give effect to the Transactions as if they occurred on January 1, 2024.
The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the integration costs that may be incurred. The pro forma adjustments represent Aebi Schmidt’s best estimates and are based upon currently available information and certain assumptions that Aebi Schmidt believes are reasonable under the circumstances. There are no other material transactions or accounting policy differences between Aebi Schmidt and Shyft during the periods presented, other than the adjustments being made in the pro forma financial information.
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Transaction Adjustments
The Merger is accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired, and liabilities assumed be recognized at their Closing Date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired, if any, recorded as goodwill.
(a)	Reflects the elimination of Shyft’s historical equity upon Closing Date.
(b)
The accounting for the Merger is based on currently available information and is considered preliminary. The final accounting for the Merger may differ materially from that presented in this unaudited pro forma condensed combined financial information.

The stock price of Shyft Common Stock is used to measure the consideration transferred as it is more reliably measurable than the fair value of Aebi Schmidt Common Stock, which is a privately held entity.
The following table presents the calculation of preliminary consideration transferred:

(In thousands, except share count and per share price)
Shyft shares outstanding as of February 14, 2025	34,932,272
Less: Unvested Shyft RSUs that are legally outstanding	(358,973)
Add: Vesting of Shyft Director RSUs awards	78,982
Total shares to be issued	34,652,281
Shyft stock price(1)	$8.09
Share consideration	$280,337
Add: Fair value of Shyft Equity awards allocated to pre-acquisition period(2)	3,305
Fair value of consideration transferred	$283,642

(1)
The fair value of the share consideration, and the replacement awards issued to Shyft employees, was determined utilizing the stock price of Shyft, because it is more readily available than the stock price of Aebi Schmidt. The stock price on March 31, 2025, is used as a proxy for the market price of the Shyft shares on the Closing Date.

(2)
Represents the estimated fair value of Shyft RSUs (other than Shyft Director RSUs) and Shyft PSUs attributable to pre-combination services. See Description of the Transactions, Equity awards in the Introduction section. $2.1 million of Shyft RSUs are attributed to pre-combination service, and $1.2 million of Shyft PSUs are attributed to pre-combination service.

This is recorded in equity as follows:

(In thousands)	As of December 31, 2024
Common stock	$34,652
Additional paid-in-capital	248,990
Fair value of consideration transferred	$283,642

The final consideration transferred may differ materially from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in Shyft’s estimated common stock price up to the Closing Date. A sensitivity analysis related to the fluctuation in the estimated common stock value was performed to assess the impact of a hypothetical change of 20% on the Shyft Common Stock value on the estimated consideration transferred and goodwill as of the Closing Date.
The following table shows the change in Aebi Schmidt estimated common stock value, estimated consideration transferred and goodwill:

(In thousands, except per share price)
Share Price Sensitivity	Shyft Common share price	Consideration Transferred
As presented	$8.09	283,642
20% increase	$9.71	339,710
20% decrease	$6.47	227,575

Preliminary Allocation of Consideration Transferred

(In thousands)	Fair value
Cash and cash equivalents	$15,780
Accounts receivable	86,677
Contract assets	40,896
Inventories	112,100
Other current assets	7,346
Property, plant and equipment	93,200
Right of use assets operating leases	41,101
Intangible assets	126,000
Net deferred tax assets	4,273
Other assets	2,287
Total assets	529,660
Accounts payable	95,128
Accrued warranty	7,653
Accrued compensation and related taxes	16,198
Contract liabilities	3,553
Operating lease liabilities	9,677
Other current liabilities and accrued expenses	12,798
Current portion of long-term debt	235
Other non-current liabilities	9,772
Long-term operating lease liabilities	33,156
Long-term debt, less current portion	95,223
Net assets acquired	246,267
Goodwill	37,375
Fair value of consideration transferred	$283,642

The preliminary purchase accounting was based on a benchmarking analysis of similar transactions in the industry in order to identify value allocations of acquisition consideration to assets acquired and liabilities assumed including intangible assets, step-up in the value of inventory, and property, plant and equipment. The fair value of certain assets and liabilities are approximated by the carrying value. For the right of use asset and lease liability it is assumed that Shyft’s lease contracts are negotiated at arms-length indicating that any off-market adjustments would not be material. Upon completion of the acquisition, a final determination of the fair value of Shyft’s assets and liabilities will be performed. The final acquisition consideration allocation may be materially different than that reflected in the preliminary acquisition consideration allocation presented herein. Any increase or decrease in fair values of the net assets as compared with the unaudited condensed combined pro forma financial statements may change the amount of the total acquisition consideration allocated to goodwill and other assets and liabilities and may impact the Combined Company statements of income due to adjustments in the depreciation and amortization of the adjusted assets.
(c)
Represents the preliminary estimated fair value adjustment to property, plant and equipment acquired. A benchmarking analysis was performed to estimate the fair value of property, plant and equipment; refer to Note 2(b) for more detail. The estimated fair values and useful lives are preliminary and subject to change once Aebi Schmidt has sufficient information as to the specific types, nature, age, condition and location of Shyft’s property, plant and equipment. The completion of the detailed valuation work could have a material impact on the valuation of property, plant and equipment as well as the purchase price allocation.

The general categories of the acquired identified tangible assets are expected to be the following:

(In thousands)	Carrying value as of December 31, 2024	Step-up value	Fair value
Land and improvements	$9,469	$1,420	$10,889
Buildings and improvements	29,786	4,468	34,254
Plant machinery and equipment	34,401	5,427	39,828
Furniture and fixtures	4,658	699	5,357
Vehicles	793	119	912
Construction in process	1,960	—	1,960
Total property, plant and equipment acquired and pro forma adjustment	$81,067	$12,133	$93,200

(d)
Reflects the preliminary estimated fair value of the identifiable intangible assets acquired. A benchmarking analysis was performed to estimate the fair value of identified intangibles, refer to Note 2(b) for more detail. The estimated fair value and useful lives of intangible assets are preliminary and subject to change.

The general categories of the acquired identified intangible assets are expected to be the following:

(In thousands)	Carrying value as of December 31, 2024	Step-up value	Fair value
Trade name	$20,874	$21,126	$42,000
Customer relationships	32,640	42,360	75,000
Technology	4,293	4,707	9,000
Non-compete agreements	354	(354)	—
Backlog	903	(903)	—
Total identifiable intangible assets and pro forma adjustment	$59,064	$66,936	$126,000

(e)
Reflects estimated nonrecurring transaction-related expenses of $7.5 million incurred by Aebi Schmidt, including legal, accounting and regulatory fees directly associated with the Merger expected to be paid at the Closing Date.

(f)
Reflects the adjustment to Shyft’s inventory to step up to fair value. A benchmarking analysis was performed to estimate the fair value of inventory, refer to Note 2(b) for more detail. The estimated fair value of inventory is preliminary and subject to change.

(g)
Represents the elimination of accounts receivable and accounts payable, in the unaudited pro forma condensed combined balance sheet arising from intercompany sales and purchases of products between Aebi Schmidt and Shyft.

(h)
Represents the cash retention bonus payment of $1.6 million to, Mr. Farmer, at the time of the Merger. The adjustment does not reflect the retention bonus payment to Messrs. Sherbin and VanDieren, as Shyft paid them in December 2024, which is reflected in Shyft’s historical balance sheet. See Description of the Transactions, Special cash retention and restricted stock awards in the Introduction section.

(i)
During the preparation of this unaudited pro forma condensed combined financial information, management performed an analysis of Shyft’s financial information to identify differences in accounting policies compared to those of Aebi Schmidt. Adjustment represents the alignment of Shyft’s policies on chassis pool arrangements to Aebi Schmidt’s policies.

(j)
Represents the adjustment to retained earnings to record a post-combination expense related to assumed severance costs of Shyft executives to be made at the time of the Merger under the Shyft Executive Severance Plan. The severance benefits total $6.6 million including cash severance and bonus, health benefits, and the acceleration of unvested Shyft RSU and Shyft PSU equity awards. Because these awards will be vested at closing and require no further service, the entire post-combination portion of such awards is recognized as compensation expense immediately after the closing of the Merger. See below for the adjustments to be made to accrued compensation and additional paid-in-capital as results of the severance benefits.

(In thousands)	As of December 31, 2024
Cash severance	$5,247
Health benefits	79
Less: Elimination of historical bonus accrual	(246)
Pro forma adjustment to accrued compensation and related taxes	$5,080

(In thousands)	As of December 31, 2024
RSUs accelerated as part of the Shyft Executive Severance Plan	$463
PSUs accelerated as part of the Shyft Executive Severance Plan	1,017
Pro forma adjustment to additional paid-in-capital	$1,480

(k)
Reflects the reclassification of the repurchase liability of Aebi Schmidt employee shares as a result of the Merger. Under the Employee Share Plan, Aebi Schmidt has the obligation to repurchase all shares held by the plan participant using the last fair value calculated prior to termination if a participant terminates for any reason other than death or retirement. Therefore, Aebi Schmidt historically recognized a liability based on the repurchase provisions of the award and remeasured this liability at each balance sheet date based on the then-current cash redemption value. In accordance with the terms of the Employee Share Plan, this repurchase obligation is waived once the Aebi Schmidt’s shares are successfully listed on an active stock exchange as a result of an IPO or Merger. After the Merger, the participants may freely dispose of all shares once the lock-up periods are lifted. Therefore, Aebi Schmidt no longer has an obligation to buy back shares from plan participants. The liability is reclassified to equity accordingly.

(l)
Reflects estimated deferred taxes related to the purchase price allocation and income tax impact related to the pro forma adjustments. Tax-related adjustments are based upon a blended statutory tax rate of approximately 24.9% which represents the adjustment to the deferred tax balances associated with the incremental differences in the book and tax basis created from the purchase price allocation, primarily resulting from the preliminary fair value of intangible assets and property, plant and equipment. The effective tax rate of Aebi Schmidt following the Transactions could be significantly different (either higher or lower) depending on post-acquisition activities, including the geographical mix of income.

(m)	Represents the adjustment to goodwill based on the purchase price allocation.

(In thousands)	As of December 31, 2024
Goodwill resulting from the Merger (Note 2b)	$37,375
Less: Elimination of Shyft’s historical Goodwill	(64,094)
Pro forma adjustment	$(26,719)

Financing Adjustments
(n)	Adjustments included in the Financing Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2024, are as follows:
Reflects adjustments to cash and cash equivalents related to the refinancing:

(In thousands)	As of December 31, 2024
Proceeds from the Term Loan facility(1)	$350,000
Proceeds from the Revolving facility(2)	89,586
Payment of financing costs(3)	(9,246)
Pro forma adjustment	$430,340

Reflects the impact to the current portion of long-term debt and non-current portion of long-term related to the refinancing:

(In thousands)	Current portion of long-term debt	Long-term debt	Total
Term Loan facility(1)	$17,500	$332,500	$350,000
Revolving facility(2)	17,917	71,669	89,586
Payment of financing costs(3)		(9,246)	(9,246)
Pro forma adjustment	$35,417	$394,923	$430,340

(1)
Relates to the New Term Loan Credit Facility issued by Aebi Schmidt in contemplation of the Merger. See Description of the Transactions, Refinancing existing debt of Aebi Schmidt and Shyft in the Introduction section.

(2)
Total proceeds received by Aebi Schmidt from drawing upon the New Revolving Credit Facility. See Description of the Transactions, Refinancing existing debt of Aebi Schmidt and Shyft in the Introduction section.

(3)	Consists of the commitment fee, structuring fee, and other debt issuance costs.
(o)
Reflects the repayment of existing debt and accrued interest of Shyft and Aebi Schmidt as of December 31, 2024. The Company used the net proceeds from the new debt to fully repay the Aebi and Shyft existing debt and to pay related accrued interest and fees. See Description of the Transactions, Refinancing existing debt of Aebi Schmidt and Shyft in the Introduction section. The refinancing of the existing indebtedness of Aebi Schmidt and Shyft will be accounted for as a debt extinguishment. This presentation is preliminary and subject to change as additional information becomes available to finalize the accounting treatment.

The details of historical debt of Shyft and Aebi Schmidt and amount of debt repaid are as follows. This table excludes accrued interest payable of $0.1 million which was recorded separately under the head “Other current liabilities and accrued expenses.”

(In thousands)	Aebi Schmidt (Historical)	Shyft (Historical)	Existing Debt repaid
Revolving credit facilities & Term Loan	$335,492	$95,000	$430,257
Shareholder loans	51,982	—	—
Mortgage loan	10,348	—	—
Finance lease obligations	2,003	458	—
Other local credit lines	2,240
Deferred financing costs	(2,212)	—	—
Total debt	$399,853	$95,458	$430,257
Less: current portion of long-term debt	(23,259)	(235)	(22,356)
Total long-term debt	$376,594	$95,223	$407,901

(p)	Reflects the write-off of $3.1 million of deferred financing costs relating to historical Shyft and Aebi Schmidt of $2.2 million and $0.9 million, respectively.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
Transaction Adjustments
(a)
Represents a net increase in depreciation expense on a straight-line basis of $1.7 million based on the preliminary step-up in fair value of the property, plant and equipment and the related assigned estimated useful lives for the year ended December 31, 2024. Depreciation expense is allocated amongst cost of products sold for $1.5 million and selling, general and administrative for $0.2 million respectively based upon the nature of activities associated with the use of the property, plant and equipment.

(In thousands)	Useful Life	Fair Value	Depreciation expense for the year ended December 31, 2024
Land and improvements	N/A	$10,889	N/A
Buildings and improvements	20	34,254	$1,713
Plant machinery and equipment	3	39,828	13,276
Furniture and fixtures	3	5,357	1,786
Vehicles	3	912	304
Construction in process	N/A	1,960	N/A
Total property and equipment acquired		93,200	17,078
Less: Historical depreciation expense			15,397
Pro forma adjustment for incremental depreciation expense			$1,681

(b)
Represents the pro forma adjustment to record amortization expense of $3.1 million, for the year ended December 31, 2024, based on the fair value of identified intangible assets less historical amortization expense of $4.9 million for the year ended December 31, 2024.

(In thousands)	Useful Life	Fair Value	Amortization expense for the year ended December 31, 2024
Trade name	20	$42,000	$2,100
Customer relationship	15	75,000	5,000
Technology	10	9,000	900
Total identifiable intangible assets		126,000	8,000
Less: Historical amortization expense			4,855
Pro forma adjustment for incremental amortization expense			$3,145

(c)
Reflects estimated nonrecurring transaction-related expenses of $7.5 million incurred by Aebi Schmidt, including legal, accounting and regulatory fees directly associated with the Merger. These nonrecurring expenses are not anticipated to affect the unaudited pro forma condensed combined statement of operations beyond twelve months after the Closing Date.

(d)	To record the increase to cost of products sold by the amount related to the inventory fair value step up, which is further described in Note 2(f) and expected to be sold within one year.
(e)
Represents the elimination of sales and cost of products sold in the unaudited pro forma condensed combined statement of operations arising from intercompany transactions between Aebi Schmidt and Shyft.

(f)
Represents the pro forma adjustment to record cash retention award expenses to Messrs. Farmer, Sherbin and VanDieren. The adjustment represents the total $3.6 million of stock compensation expense related to the cash retention awards, which is expected to vest within the first year after the Closing. See Description of the Special cash retention in the Introduction section for further detail.

(g)
Represents the net pro forma adjustment to record the elimination of Shyft’s historical stock-based compensation expense of $10.2 million and recognition of new stock-based compensation expense of $3.5 million for the post-combination portion of the Shyft RSUs and Shyft PSUs (including equity retention award expenses to Messrs. Farmer, Sherbin and VanDieren).

(In thousands)	RSU’s	PSU’s	Total
Post-combination stock-based compensation expense	$2,819	$707	$3,526
Less: Historical stock-based compensation expense	(9,197)	(1,054)	(10,251)
Pro forma adjustment for decrease in stock-based compensation expense	$(6,378)	$(347)	($6,725)

(h)
Represents the adjustment to Aebi Schmidt’s selling, general, and administrative to record a one-time post-combination expense related to assumed severance costs of Shyft executives to be made at the time of the Merger under the Shyft Executive Severance Plan for the severance benefits totalling $6.6 million, including cash severance and bonus, health benefits, and the acceleration of unvested Shyft RSU and Shyft PSU equity awards.

(i)	Represents the reclassification of amounts related to amortization of purchased intangibles included under “selling, general and administrative” to amortization of purchased intangibles.
(j)
Reflects the estimated income tax impact related to the pro forma transaction accounting adjustments. Tax-related adjustments are based upon a blended statutory tax rate of approximately 24.9% for the amortization of intangible assets and other pro forma adjustments. The applicable blended statutory tax rates are based on the jurisdictions in which the assets are located and are not necessarily indicative of the effective tax rate of Aebi Schmidt following the Transactions, which could be significantly different depending on post-acquisition activities, including the geographical mix of income.

Financing Adjustments
(k)	Adjustments included in the Financing Adjustments column in the accompanying unaudited pro forma condensed combined statement of income (loss) for the year ended December 31, 2024 are as follows:
Reflects the interest expense related to the financing and amortization of issuance costs related to the Financing Adjustments:

(In thousands)	For the Year Ended December 31, 2024
Interest expense related to the Financing Adjustments(1)	$37,571
Amortization of debt issuance costs related to Aebi Schmidt’s financing	1,808
Pro forma adjustment	$39,379

(1)
Represents the additional interest expense and amortization of debt issuance costs on the New Term Loan Credit Facility (as defined below) and the New Revolving Credit Facility (as defined below), calculated using the effective interest rate method, with an interest rate of 7.85%.

A sensitivity analysis on interest expense for the New Term Loan Credit Facility and the New Revolving Credit Facility has been performed to assess the effect of a hypothetical change of 12.5 basis points on the interest rate. The following table shows the impact of the hypothetical change in interest expense for the borrowings:

(In thousands)	Term Loan facility	Revolving facility
Increase of 0.125%	$435	$111
Decrease of 0.125%	$(435)	$(111)

(l)	Reflects the reversal of historical interest expense on existing debt for the year ended December 31, 2024, which was settled as documented in 2(n).
(m)	Reflects the write-off of the remaining deferred financing costs on Shyft and Aebi Schmidt existing debt in connection with the repayment, which was discussed in 2(p).
(n)
To record the income tax impact of the financing adjustments utilizing an estimated statutory income tax rate in effect of 24.9% for the year ended December 31, 2024. The effective tax rate of the Combined

Company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods after completion of the Merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.
Note 4. Earnings Per Share
(a)
In connection with the Transaction but prior to the Effective Time, each issued and outstanding share of historical Aebi Schmidt common stock will be converted into 7.5 of shares of Aebi Schmidt Common Stock in connection with the Merger.

The table below gives pro forma effect of this conversion to Aebi Schmidt’s historical earnings per share (“EPS”) information by retroactively applying the conversion to Aebi Schmidt’s historical weighted average shares outstanding:

(In thousands, except per share price)	For the Year ended December 31, 2024
Numerator:
Historical Aebi Schmidt net income attributable to common shares	$30,682
Denominator:
Historical Aebi Schmidt weighted average shares outstanding	5,382
Stock conversion ratio	7.5
Pro forma Aebi Schmidt weighted average shares outstanding (after conversion)	40,365
Total weighted average common shares outstanding:
Basic	40,365
Diluted	40,365
Pro forma earnings per share:
Basic:	$0.76
Diluted:	$0.76

(b)
Represents pro forma EPS calculated using Aebi Schmidt’s historical weighted average shares outstanding and the issuance of additional shares in connection with the Transactions. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding used to calculate basic and diluted earnings per share assumes that the shares issuable related to the Transactions have been outstanding for the entire period presented.

As a result of the Transactions, each issued and outstanding share of Shyft Common Stock will be converted into a number of shares of Aebi Schmidt Common Stock based on the Exchange Ratio (1.040166432) based on the Merger Agreement. Accordingly, each outstanding share of Shyft Common Stock at the Closing Date will be converted into 1.040166432 shares of Aebi Schmidt Common Stock. Furthermore, the holders of Shyft Common Stock immediately prior to the Closing Date will collectively own approximately 48% of the issued and outstanding shares of the Combined Company's common stock on a pro forma basis, while the holders of Aebi Schmidt Common Stock immediately prior to the Closing Date will collectively own approximately 52% of the issued and outstanding shares of the Combined Company's common stock on a pro forma basis.

The following table sets forth the computation of pro forma basic and diluted earnings per share for the year ended December 31, 2024:

(In thousands, except per share price)	For the Year ended December 31, 2024
Basic - Numerator:
Pro forma net income attributable to common stockholders	$6,713
Basic - Denominator:
Historical Aebi Schmidt weighted average shares outstanding (basic) (after conversion)	40,365
Historical Shyft shares outstanding including vested Shyft Director RSU awards	34,652
Exchange Ratio	1.040166432
Shares of Aebi Schmidt Common Stock as consideration transferred including vested director RSUs	36,044
Shares of Shyft's RSUs and PSUs accelerated as part of the Shyft Executive Severance Plan	298
Total weighted average common shares outstanding (basic):	76,707

Diluted - Numerator:
Pro forma net income attributable to common stockholders	$6,713
Diluted- Denominator:
Historical Aebi Schmidt weighted average shares outstanding (diluted) (after conversion)	40,365
Historical Shyft shares outstanding including vested Shyft Director RSU awards	34,652
Exchange Ratio	1.040166432
Shares of Aebi Schmidt Common Stock as consideration transferred including vested director RSUs	36,044
Shares of Shyft's RSUs and PSUs accelerated as part of the Shyft Executive Severance Plan	298
Outstanding shares of Shyft's non-director RSUs and PSUs converted into Aebi Schmidt RSUs	544
Total weighted average common shares outstanding (diluted):	77,251

Pro forma total weighted average common shares outstanding:
Basic	76,707
Diluted	77,251
Pro forma earnings per share:
Basic:	$0.09
Diluted:	$0.09

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
The following is a discussion of the material U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) of Shyft Common Stock with respect to the Merger, and with respect to the ownership and disposition of Aebi Schmidt Common Stock received in connection with the Merger. This discussion applies only to U.S. holders who exchange their Shyft Common Stock for Aebi Schmidt Common Stock in the Merger, and who hold Shyft Common Stock, and who will hold Aebi Schmidt Common Stock, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is based upon the Code, Treasury Regulations promulgated thereunder, judicial authorities and administrative rulings and decisions, and the income tax treaty between the United States and Switzerland (the “Treaty”), all as in effect on the date hereof. These authorities may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion does not describe all of the tax considerations that may be relevant to a U.S. holder in light of the holder’s particular circumstances (such as the unearned income Medicare contribution tax or the alternative minimum tax). It also does not describe U.S. state and local and non-U.S. tax considerations. Further, it does not address tax considerations applicable to U.S. holders that own Aebi Schmidt Common Stock prior to the Merger.
This discussion is not intended to be a complete analysis and does not address all potential tax considerations that may be relevant to a U.S. holder. Moreover, this discussion does not address particular tax considerations that may be applicable to a U.S. holder subject to special treatment under the Code, including:
•	certain financial institutions;
•	an insurance company;
•	a regulated investment company, real estate investment trust, or mutual fund;
•	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
•	a person who holds Shyft Common Stock, or will hold Aebi Schmidt Common Stock, as the case may be, as part of a “straddle,” integrated transaction or similar transaction;
•	a person who holds Shyft Common Stock, or will hold Aebi Schmidt Common Stock, as the case may be, in an individual retirement or other tax-deferred account;
•	a person whose functional currency is not the U.S. dollar;
•
a person who received Shyft Common Stock, or who acquires Aebi Schmidt Common Stock, as the case may be, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

•	a person required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;
•	a person who holds Shyft Common Stock, or will hold Aebi Schmidt Common Stock, as the case may be, in connection with a trade or business conducted outside of the U.S.;
•
an entity or arrangement treated as a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes); or

•	a tax-exempt entity.
In addition, this discussion does not address the tax consequences to a U.S. holder who holds Shyft Common Stock and will own directly, indirectly or constructively through attribution rules, Aebi Schmidt Common Stock representing at least five percent of either the total voting power or total value of Aebi Schmidt Common Stock outstanding immediately after the transaction pursuant to the applicable Treasury Regulations under Section 367 of the Code (a “five-percent transferee shareholder”). A U.S. holder who believes that it could become a five-percent transferee shareholder of Aebi Schmidt should consult its own tax advisor about the special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement with the IRS, which might be a condition to the U.S. holder’s ability to obtain tax-free treatment in the transaction.

For purposes of this summary, a U.S. holder is a beneficial owner of Shyft Common Stock and, after the transaction, Aebi Schmidt Common Stock who is:
•	an individual citizen or resident of the U.S.;
•	a corporation, or other entity taxable as a corporation, created in or organized under the laws of the U.S., any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes exchanges its Shyft Common Stock in the Merger, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership that intends to exchange its Shyft Common Stock in the Merger are urged to consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.
U.S. holders are urged to consult their own tax advisor as to the U.S. federal income tax consequences of the Merger, including the income tax consequences arising from the U.S. holder’s own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences arising out of the Merger and the ownership and disposition of Aebi Schmidt Common Stock.
Application of Section 7874 of the Code
Under current U.S. federal income tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Aebi Schmidt, which is organized under the laws of Switzerland and a Swiss tax resident, is classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to be treated as a domestic corporation for U.S. federal income tax purposes. These rules are complex and require an analysis of all relevant facts and circumstances, and there is limited guidance on their application.
Under Section 7874 of the Code, a corporation created or organized outside the U.S. (i.e., a non-U.S. corporation) will nevertheless be treated as a domestic corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the test in clause (iii) is referred to as the “ownership test”). If Aebi Schmidt were treated as a domestic corporation for U.S. federal income tax purposes after the Merger, it could be subject to substantial U.S. tax liability, in addition to tax liability in its country of residence, and the gross amount of any dividend payments to its non-U.S. holders could be subject to U.S. withholding tax.
In addition, even if Aebi Schmidt is not treated as a domestic corporation for U.S. federal income tax purposes after the Merger, Aebi Schmidt may be treated as a “surrogate foreign corporation” under Section 7874 of the Code if the ownership test described above is satisfied at a 60% threshold, in which case Aebi Schmidt would be subject to certain adverse U.S. federal income tax rules, including the ineligibility of dividends paid by Aebi Schmidt for the reduced rates of tax that apply to qualified dividends, as discussed under “—U.S. Federal Income Tax Consequences for U.S. Holders of Aebi Schmidt Common Stock—Dividends.”
For purposes of Section 7874 of the Code, the first two conditions described above are expected to be met with respect to the transaction because Aebi Schmidt will acquire indirectly all of the assets of Shyft through the Merger, and Aebi Schmidt, including its “expanded affiliated group,” is not expected to satisfy the substantial business activities test upon consummation of the Merger. As a result, whether Section 7874 of the Code will apply to cause Aebi Schmidt to be treated as a domestic corporation for U.S. federal income tax purposes or, alternatively, a surrogate foreign corporation, following the Merger should depend on the satisfaction of the relevant ownership tests.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Shyft and Aebi Schmidt currently expect that the Section 7874 ownership percentage of the shareholders of Shyft Common Stock in Aebi Schmidt should be less than 60%. Accordingly, Aebi Schmidt is not expected to be treated either as a domestic corporation for U.S. federal income tax purposes or a surrogate foreign corporation under Section 7874 of the Code. However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects). In addition, whether the ownership tests have been satisfied cannot be finally determined until completion of the Merger. Furthermore, for purposes of determining the ownership percentage of shareholders of Shyft Common Stock after the Merger for purposes of Section 7874 of the Code, certain adjustments are made, which could be affected by actions that occur prior to, or in connection with, the Merger. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.
It is not a condition to the Merger that Davis Polk deliver an opinion addressing the Intended Section 7874 Tax Treatment.
U.S. Federal Income Tax Consequences to U.S. Holders of the Merger
Application of Section 368 of the Code
In connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Davis Polk has delivered to Shyft its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth therein and in the federal income tax opinion filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part, and representations from Shyft and Aebi Schmidt, (i) the Merger will qualify as a reorganization under Section 368(a) of the Code and (ii) the transfer of Shyft Common Stock by shareholders of Shyft pursuant to the Merger (other than by any shareholder of Shyft who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Aebi Schmidt following the Merger that does not enter into a five year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8) should qualify for an exception to Section 367(a)(1) of the Code. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither Shyft nor Aebi Schmidt intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. If the IRS were to successfully challenge the “reorganization” status of the Merger or the conclusions regarding the application of Section 367(a) of the Code, the tax consequences would differ from those described in this proxy statement/prospectus.
If the Merger has the tax treatment described in the opinion of Davis Polk, then:
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The exchange of Shyft Common Stock by U.S. holders for Aebi Schmidt Common Stock in the Merger will not result in the recognition of any gain or loss with respect to a U.S. holder’s Shyft Common Stock (except with respect to cash received in lieu of a fractional share, as discussed below).

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The aggregate tax basis of any Aebi Schmidt Common Stock a U.S. holder receives in exchange for all of its Shyft Common Stock in the Merger, including fractional Aebi Schmidt Common Stock deemed received and redeemed or sold, as discussed below, will be the same as the aggregate tax basis of its Shyft Common Stock.

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The holding period of any Aebi Schmidt Common Stock (including fractional Aebi Schmidt Common Stock deemed received and redeemed as discussed below) a U.S. holder receives in the Merger will include the holding period of Shyft Common Stock it exchanged for such Aebi Schmidt Common Stock.

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If a U.S. holder has differing bases or holding periods in respect of its Shyft Common Stock, the U.S. holder must determine the bases and holding periods in Aebi Schmidt Common Stock received in the Merger separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Shyft Common Stock the U.S. holder exchanges.

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Because Aebi Schmidt will not issue any fractional Aebi Schmidt Common Stock in the Merger, if a U.S. holder exchanges Shyft Common Stock in the Merger, and would otherwise have received a fraction of a Aebi Schmidt share, the U.S. holder will receive cash. In such a case, the U.S. holder will be treated as having received a fractional share and having received such cash in redemption of the fractional share. The amount of any capital gain or loss the U.S. holder recognizes will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of Shyft Common Stock surrendered that is allocated to the fractional share. Capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in Shyft Common Stock is more than one year on the date of closing of the Merger. The deductibility of capital losses is subject to limitations.
Application of Section 367 of the Code
Generally, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. stockholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free reorganization, the U.S. stockholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. One of these requirements is that the fair market value of Aebi Schmidt, at the time of the Merger, must equal or exceed the fair market value of Shyft, as determined for purposes of Section 367 of the Code. Although the parties expect that this requirement will be satisfied at the time of the Merger, that determination cannot be known definitively until the time of the Merger.
The percentage of Aebi Schmidt Common Stock that the holders of Shyft Common Stock will own following the Merger implies that the fair market value of Aebi Schmidt is greater than the fair market value of Shyft. However, Section 367 of the Code requires certain adjustments to the value of Aebi Schmidt and Shyft to be made as of the consummation of the Merger. For example, the fair market value of Shyft for purposes of this test is increased by the aggregate amount of certain prior distributions (including stock repurchases) by Shyft during the 36 months prior to the consummation of the Merger, and the fair market value of Aebi Schmidt is decreased by the value of certain passive assets acquired outside the ordinary course of business during the 36 months prior to the consummation of the Merger. Based on the percentage of Aebi Schmidt Common Stock that the holders of Shyft Common Stock will own following the transaction, and taking such relevant adjustments under Section 367 of the Code into account, Aebi Schmidt and Shyft believe that the fair market value of Aebi Schmidt is greater than the fair market value of Shyft as of the date hereof, and expect that the fair market value of Aebi Schmidt will be greater than the fair market value of Shyft as of the date of the Merger, but no assurance can be given that the fair market value of Aebi Schmidt will be greater than the fair market value of Shyft as of the date of the Merger.
Notwithstanding the Intended U.S. Shareholder Tax Treatment, if the Merger qualifies as tax-free under Section 368(a) of the Code but is subject to Section 367(a)(1) of the Code, a U.S. holder of Shyft Common Stock would generally be subject to the consequences described in the second paragraph of “—Failure to Qualify for the Intended U.S. Shareholder Tax Treatment,” below, except that such U.S. holder would recognize only gain, not loss.
Failure to Qualify for the Intended U.S. Shareholder Tax Treatment
As discussed above, until Closing, the parties cannot definitively determine the tax treatment of the Merger. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the Merger does not qualify for the Intended U.S. Shareholder Tax Treatment.
If the IRS were successfully to challenge the qualification of the Merger as a reorganization under Section 368(a) of the Code, a U.S. holder would generally be required to recognize gain or loss equal to the difference between the U.S. holder’s adjusted tax basis in Shyft Common Stock it surrenders in the Merger and an amount equal to the fair market value, as of the consummation of the Merger, of any Aebi Schmidt Common Stock received or to be received in the Merger plus any cash received in the Merger in lieu of a fractional share. Any gain or loss so recognized would be long-term capital gain if the U.S. holder had held Shyft Common Stock for more than one year as of the consummation of the Merger. Generally, in such event, the U.S. holder’s tax basis in Aebi Schmidt Common Stock received in the Merger would equal the fair market value of such Aebi Schmidt Common Stock as of the consummation of the Merger, and the U.S. holder’s holding period for Aebi Schmidt Common Stock would begin on the day after the date of the applicable transaction.
If the IRS were to successfully assert that, notwithstanding the fact that Merger qualified as a reorganization under Section 368(a) of the Code, the Merger is subject to Section 367(a)(1) of the Code, as discussed above under “—Application of Section 367 of the Code,” a U.S. holder of Shyft Common Stock would generally be subject to same consequences as if the Merger did not qualify as a reorganization under Section 368(a) of the Code, except that such U.S. holder would recognize only gain, not loss.

Tax Consequences of the Merger to Shyft and Aebi Schmidt
Shyft and Aebi Schmidt will not be subject to U.S. federal income tax with respect to the Merger. Shyft will continue to be subject to U.S. federal income tax after the Merger. As discussed above, Aebi Schmidt does not expect to be generally subject to U.S. federal income tax after the Merger (although Shyft and any other U.S. subsidiaries of Aebi Schmidt will be subject to U.S. federal income tax). Consistent with this expectation, the remainder of this discussion assumes that Aebi Schmidt will not be treated as a domestic corporation or a surrogate foreign corporation for U.S. federal income tax purposes.
U.S. Federal Income Tax Consequences for U.S. Holders of Aebi Schmidt Common Stock
Dividends
Cash distributions paid on Aebi Schmidt Common Stock, including any amounts withheld in respect of Swiss income taxes, will be treated as dividends to the extent paid out of Aebi Schmidt’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and included in a U.S. holder’s income on the date of the U.S. holder’s receipt of the dividend. Any distributions in excess of the current and accumulated earnings and profits of Aebi Schmidt will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of Aebi Schmidt Common Stock and thereafter as capital gain. Because Aebi Schmidt does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should assume that any distribution with respect to Aebi Schmidt Common Stock will constitute ordinary dividend income.
Subject to certain holding-period requirements and the discussion below under “—Passive Foreign Investment Company Considerations,” for so long as Aebi Schmidt Common Stock is listed on the Nasdaq or another established securities market in the U.S., any dividends received by non-corporate U.S. holders of Aebi Schmidt Common Stock generally will be eligible for taxation as “qualified dividend income,” which is generally taxable at lower rates than generally apply to ordinary income. Any such dividends will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. U.S. holders should consult their tax advisor regarding the availability of the reduced tax rate on dividends in their particular circumstances. For U.S. foreign tax credit purposes, any dividend generally will be treated as foreign-source dividend income and will generally constitute passive category income.
Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Swiss income taxes withheld from dividends on Aebi Schmidt Common Stock (at a rate not exceeding the rate provided by the Treaty) will be creditable against the U.S. holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisor regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Aebi Schmidt Common Stock
Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” any gain or loss realized on the sale or other disposition of Aebi Schmidt Common Stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held Aebi Schmidt Common Stock for more than one year. The amount of any such gain or loss will equal the difference, if any, between the U.S. holder’s adjusted tax basis in such Aebi Schmidt Common Stock and the amount realized on the disposition. Any long-term capital gain recognized by a non-corporate U.S. holder may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any gain recognized by a U.S. holder on the sale or other disposition of Aebi Schmidt Common Stock generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as Aebi Schmidt, will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income, or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Under certain “look-through” rules, a non-U.S. corporation is treated for purposes of determining whether it is a PFIC as owning a proportionate share of the assets, and receiving a proportionate share of the gross income, of subsidiaries in which it directly or indirectly owns a 25% or greater interest. Based on the current composition of its income, assets and operations, and, the expected composition of its income, assets and operations after the Merger, Aebi Schmidt believes (i) that it was not a PFIC for its taxable year prior to the Closing, and (ii) that it will not be a PFIC for its taxable year that includes the Closing or the foreseeable future. Because determining PFIC status is a fact-intensive exercise made on an annual basis and depends on the composition of a non-U.S. corporation’s assets and income during each year, no assurance can be given that Aebi Schmidt is not, and Aebi Schmidt will not be, classified as a PFIC. There can be no assurance that Aebi Schmidt will not be a PFIC for U.S. federal income tax purposes for the taxable year that includes the Closing or for future taxable years.
If Aebi Schmidt were a PFIC for any taxable year during which a U.S. holder held Aebi Schmidt Common Stock, gain recognized by the U.S. holder on a sale or other disposition (including certain pledges) of Aebi Schmidt Common Stock would be allocated ratably over the U.S. holder’s holding period for Aebi Schmidt Common Stock. The amounts allocated to the taxable year of the sale or other disposition and to any year before Aebi Schmidt became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of Aebi Schmidt Common Stock exceeded 125% of the average of the annual distributions on Aebi Schmidt Common Stock received by the U.S. holder during the preceding three years or the U.S. holder’s holding period (which includes the period that the U.S. holder held Shyft Common Stock), whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of Aebi Schmidt Common Stock.
In addition, if Aebi Schmidt were a PFIC for the taxable year in which Aebi Schmidt paid a dividend or for the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to non-corporate U.S. holders would not apply.
If the U.S. holder owns Aebi Schmidt Common Stock during any taxable year in which Aebi Schmidt is a PFIC, the U.S. holder may be subject to certain reporting obligations with respect to Aebi Schmidt Common Stock, including reporting on IRS Form 8621. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return.
Each U.S. holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of Aebi Schmidt Common Stock if Aebi Schmidt is, or Aebi Schmidt becomes, classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.
Tax Reporting
Certain U.S. holders may be required to file a statement with their U.S. federal income tax return and retain permanent records with respect to the transaction, including information regarding the amount, basis, and fair market value of all transferred property.
In addition, certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer such as Aebi Schmidt that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of $5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders of Aebi Schmidt Common Stock who fail to report the required information could be subject to substantial penalties.
U.S. holders are urged to consult with their own tax advisor regarding reporting requirements applicable to the Merger and to the holding of Aebi Schmidt Common Stock.

Backup Withholding and Information Reporting
Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (1) the U.S. holder of Aebi Schmidt Common Stock is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. holder of Aebi Schmidt Common Stock provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. holder of Aebi Schmidt Common Stock will be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

MATERIAL SWISS TAX CONSEQUENCES OF THE OWNERSHIP OF COMBINED
COMPANY SHARES
The following summary sets forth the material Swiss tax consequences of owning and disposing of shares in the Combined Company (for the purposes of this section of the proxy statement/prospectus, the “Combined Company Shares”) and is based on Swiss tax laws and the practices of the Swiss tax authorities in effect on the date of this information statement. Such laws and administrative practice are subject to change at any time, possibly with retroactive effect. This summary does not constitute tax advice and is intended only as a general guide. Holders of Combined Company Shares should consult their own tax advisors about the Swiss tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the ownership and disposal of Combined Company Shares. This summary does not discuss all tax considerations that may be relevant to holders of Combined Company in light of their particular circumstances, nor does it address the consequences for holders of Combined Company Shares subject to special treatment under Swiss tax laws, including but not limited to tax-exempt entities; banks, financial institutions or insurance companies; persons who acquired Combined Company Shares pursuant to an employment share plan or otherwise as compensation; or persons who own Combined Company Shares through partnerships or other pass-through entities.
Swiss Withholding Tax
Non-taxable and Taxable Distributions
Under present Swiss tax law, dividends and similar cash or in-kind distributions made by the Combined Company to a holder of Combined Company Shares (including liquidation proceeds and bonus shares) are subject to Swiss withholding tax, currently at a rate of 35% (applicable to the gross amount of a taxable distribution). The Combined Company will be obliged to deduct the Swiss withholding tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution, unless a notification procedure applies (notification procedure does not apply to portfolio holdings) or such gross amount is paid out of share capital (reducing the nominal amount (par value) of the Combined Company Shares) or capital contribution reserves (as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration). It is expected that the Combined Company will be able to create through the Merger additional capital contribution reserves in the amount of the fair market value of Shyft.
Capital gains realized on the sale of Combined Company Shares are not subject to Swiss withholding tax (other than in case of a repurchase of Combined Company Shares (i) for cancellation, (ii) if the total of repurchased shares exceeds 10% of the Combined Company’s share capital or (iii) if the repurchased Combined Company Shares are not resold within the applicable time period after the repurchase, if and to the extent the repurchase price less the nominal amount (par value) of the repurchased Combined Company Shares is not booked against capital contribution reserves (as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration) (“Taxable Repurchase”)).
Refund of Swiss Withholding Tax on Taxable Distributions
Swiss Resident Recipients
Swiss resident individuals who hold their Combined Company Shares as private assets (“Resident Private Shareholders”) and who, among other things, are the beneficial owners of the Combined Company Shares and the dividends or the other distributions made or paid by the Combined Company on the Combined Company Shares, are in principle eligible for a full refund or credit against income tax of the Swiss withholding tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes who hold their Combined Company Shares as business assets, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Combined Company Shares as part of a trade or business carried on in Switzerland through a permanent establishment with a fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons including frequent dealing or leveraged investments in shares and other securities (collectively, “Domestic Commercial Shareholders”) and who, among other things, are also the beneficial owners of the Combined Company Shares and the dividends or the other distributions made or paid by the Combined Company on the Combined Company Shares, are in principle eligible for a full refund or credit against income tax of the Swiss withholding tax if they, among other things, duly report the underlying income in their income statements or income tax return, as the case may be.

Non-Resident Shareholders
Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, to whom the Combined Shares are attributable, and who are not tax resident in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss withholding tax if the country in which such Non-Resident Shareholder resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Combined Company Shares and the procedures for claiming a refund of the Swiss withholding tax.
Residents of the United States
A holder of Combined Company Shares who is a resident of the United States for purposes of the U.S.-Swiss Double Taxation Treaty without a trade or business carried on through a permanent establishment in Switzerland to whom the Combined Company Shares are attributable and who, in each case, is also the beneficial owner of the shares and the dividend or other distribution and who meets the conditions of the U.S.-Swiss Double Taxation Treaty, may, (i) if the holder is a qualified U.S. pension fund, apply for a full refund of the Swiss withholding tax, (ii) if the holder is a corporation owning at least 10% of the Combined Company voting rights, apply for a refund of the Swiss withholding tax withheld in excess of the 5% reduced treaty rate, and (iii) in all other cases, apply for a refund of the Swiss withholding tax withheld in excess of the 15% treaty rate. The claim for a refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms, together with the form providing instructions, may be obtained from the Swiss embassy or any Swiss consulate general in the United States or the Swiss Federal Tax Administration at the address below, or may be downloaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed and then signed before a notary public of the United States and three of them must then be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Bern, Switzerland. The form must be accompanied by suitable evidence demonstrating the deduction of the Swiss withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend or the other distribution subject to the Swiss withholding tax became due.
Swiss Income Tax
Non-Resident Shareholders
A holder of Combined Company Shares who is not a resident of Switzerland for Swiss tax purposes, and who, during the applicable tax year, has not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes, is not subject to any Swiss federal, cantonal or communal income tax as a result of the receipt of dividends or other distributions on Combined Company Shares or in respect of any capital gains realized on the sale of Combined Company Shares. Refer to “—Swiss Withholding Tax” above for a summary of the Swiss withholding tax treatment of dividends and other distributions and capital gains on Combined Company Shares.
Resident Private Shareholders
A Resident Private Shareholder who receives dividends and similar distributions (including stock dividends, liquidation proceeds and proceeds from Taxable Repurchases) except out of share capital (reducing the nominal amount (par value) of the Combined Company Shares) or capital contribution reserves (as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration), from the Combined Company must include these distributions in his or her personal tax return and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. However, dividends and similar distributions (including stock dividends, liquidation proceeds and proceeds from Taxable Repurchases) allocated to the share capital (reducing the nominal amount (par value) of the Combined Company Shares) or capital contribution reserves (as reported on the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration) will not be subject to federal, cantonal and communal income tax. A capital gain or loss realized by

Resident Private Shareholders (except in respect of Taxable Repurchases which qualify as dividends for tax purposes) is classified as a tax-exempt private capital gain and a capital loss as a non-tax deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax. For a summary of the taxation treatment of Swiss resident individuals who, for income tax purposes, qualify as “professional securities dealers,” please see the section of this proxy statement/prospectus entitled “Material Swiss Tax Consequences of the Ownership of Combined Company Shares—Swiss Withholding Tax—Domestic Commercial Shareholders.”
Domestic Commercial Shareholders
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), provided such Combined Company Shares represent at the time of the distribution at least 10% of the share capital or 10% of the profit and reserves, respectively, or a fair market value of at least 1 million Swiss francs. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Combined Company Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Combined Company Shares) for such taxation period. Domestic Commercial Shareholders who are corporate taxpayers may benefit from participation relief on capital gains realized upon the disposal of Combined Company Shares (Beteiligungsabzug), provided such Combined Company Shares were held for at least one year and the shareholder disposes of at least 10% of the share capital or 10% of the profit and reserves, respectively. In case as a result of a sale of Combined Company Shares qualifying for participation relief the Domestic Commercial Shareholders’ (who are corporate taxpayers) shareholding decreases below 10% of the share capital or, respectively, the profit and reserves, subsequent sales also qualify for the participation relief, provided the fair market value of the Combined Company Shares held as of the previous financial year end prior to this sale amounts to at least 1 million Swiss francs. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
Swiss Securities Tax
The transfer of Combined Company Shares may be subject to Swiss securities transfer tax (Umsatzabgabe) at a current rate of up to 0.15% if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.
Swiss Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders are not subject to any cantonal and communal wealth or annual capital tax because of the mere holding of Combined Company Shares.
Resident Private Shareholders
Resident Private Shareholders are required to report the market value of their Combined Company Shares at the end of each tax period as part of their private wealth and which is subject to cantonal and communal wealth tax.
Domestic Commercial Shareholders
Domestic Commercial Shareholders are required to report their Combined Company Shares as part of their business wealth or taxable capital, as defined, and which is subject to cantonal and communal wealth or annual capital tax.
International Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI was introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection. Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects and has collected data in respect of financial assets, which may include Combined Company Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and has exchanged such data since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act (“FATCA”). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the United States entered into force, allowing competent authorities in the United States to request all the information on U.S. accounts without a declaration of consent or nonconsenting nonparticipating financial institutions, in accordance with the information reported in aggregated form. On June 27, 2024, the United States and Switzerland signed a new FATCA agreement. Under this agreement, the competent tax authorities of both parties shall annually exchange information in respect of reportable accounts on an automatic basis. Implementation of the new FATCA agreement requires national law to be amended in Switzerland. According to the current schedule, Switzerland’s change of model should come into force on January 1, 2027.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Shyft
Per Share Market Price Information
Shyft Common Stock trades on Nasdaq under the symbol “SHYF.”
On December 13, 2024, the last trading day before the public announcement of the Merger Agreement, the closing price for Shyft Common Stock on Nasdaq was $12.72 and on April 2, 2025, the last practicable trading day prior to the filing of this proxy statement/prospectus for which this information was available, the closing price for Shyft Common Stock on Nasdaq was $8.25. As of April 2, 2025, the latest practicable trading day prior to the date of this proxy statement/prospectus, there were 35,003,789 shares of Shyft Common Stock outstanding, held by approximately 219 shareholders of record. You are encouraged to obtain current market quotations for Shyft Common Stock.
Dividend Policy
Shyft has historically paid cash dividends on shares of Shyft Common Stock. From the date of the Merger Agreement until the Closing Date, Shyft may pay quarterly dividends in the ordinary course of business and consistent with past practice, subject to and on the terms and conditions set forth in the Merger Agreement.
While it is expected that the Combined Company will pay dividends, the timing, declaration, amount and payment of any future dividends on shares of the capital stock of the Combined Company will fall within the discretion of the Combined Company Board.
Aebi Schmidt
Currently, there is no public market for Aebi Schmidt Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SHYFT
The following table sets forth information regarding the actual beneficial ownership of Shyft Common Stock as of April 1, 2025:
•	each person who is known by us to be the beneficial owner of more than 5% of Shyft Common Stock;
•	each person who is a director or director nominee of Shyft;
•	each person who is a named executive officer (“NEO”) of Shyft; and
•	all of the executive officers and directors of Shyft as a group.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. To the knowledge of Shyft, except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned. As of April 1, 2025, Shyft had 35,003,789 shares outstanding.

Name and Address of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
BlackRock, Inc.(1) 55 East 52nd Street, New York, NY 10055	3,536,970	10.1%
T. Rowe Price Group, Inc.(2) 101 E. Pratt Street, Baltimore, MD 21201	3,240,017	9.3%
Pzena Investment Management(3) 320 Park Avenue, 8th Floor, New York, NY	3,099,622	8.9%
The Rayburn Group(4) 5532 Lillehammer, Suite 107, Park City, UT 80498	1,930,000	5.5%
The Vanguard Group(5) 100 Vanguard Blvd., Malvern, PA 19355	1,774,901	5.1%
Michael Dinkins	26,072	*
Jonathan Douyard	74,348	*
John Dunn	135,459	*
Carl Esposito	22,721	*
Jacob Farmer	103,889	*
Angela Freeman	34,278	*
Colin Hindman	39,648	*
Pamela Kermisch	18,221	*
Paul Mascarenas	78,897	*
Terri Pizzuto	26,623	*
Mark Rourke	30,627	*
James Sharman	139,037	*
Joshua Sherbin	143,003	*
All directors and executive officers as a group (13 persons)	872,823	2.5%

(1)
Information contained in the columns above and this footnote is based on a report on Schedule 13G filed with the SEC on August 7, 2024 by BlackRock, Inc (“BlackRock”). BlackRock had sole voting power with respect to 3,348,420 shares of common stock and sole dispositive power with respect to 3,536,970 shares of common stock.

(2)
Information contained in the columns above and this footnote is based on a report on Schedule 13G filed with the SEC on February 14, 2025 by T. Rowe Price Group, Inc. (“T. Rowe Price”). T. Rowe Price had sole voting power with respect to 3,219,417 shares of common stock and sole dispositive power with respect to 3,240,017 shares of common stock.

(3)
Information contained in the columns above and this footnote is based on a report on Schedule 13G filed with the SEC on October 15, 2024 by Pzena Investment Management (“Pzena”). Pzena had sole voting power with respect to 2,623,204 shares of common stock and sole dispositive power with respect to 3,099,622 shares of common stock.

(4)
The information contained in the columns above and this footnote is based on a report on Schedule 13G filed with the SEC on December 14, 2015 by The Rayburn Group (“Rayburn”). Rayburn had sole voting power and sole dispositive power with respect to 1,930,000 shares of common stock.

(5)
Information contained in the columns above and this footnote is based on a report on Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group (“Vanguard”). Vanguard had shared voting power with respect to 61,052 shares of common stock, sole dispositive power with respect to 1,682,798 shares of common stock, and sole dispositive power with respect to 92,103 shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AEBI SCHMIDT AND THE COMBINED COMPANY
The following table sets forth information regarding the expected beneficial ownership of Aebi Schmidt Common Stock immediately following the Closing by:
•	each person who is expected to be the beneficial owner of more than 5% of Aebi Schmidt Common Stock upon Closing;
•	each person who will be a director of the Combined Company upon Closing;
•	each NEO of the Combined Company upon Closing; and
•	all of the executive officers and directors of the Combined Company as a group post-Closing.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. To the knowledge of Aebi Schmidt, each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.
As of the Closing, the Combined Company is anticipated to have 76,526,363 shares of Aebi Schmidt Common Stock outstanding, which excludes any shares of Aebi Schmidt Common Stock reserved for issuance under Aebi Schmidt RSUs (including Aebi Schmidt RSUs into which Shyft RSUs and Shyft PSUs will convert at Closing). Unless otherwise indicated, the address of each person named below is c/o Aebi Schmidt Holding AG, Schulstrasse 4, CH-8500 Frauenfeld, Switzerland.
Unless otherwise indicated, the address of each person named below is c/o Aebi Schmidt Holding AG, Schulstrasse 4, CH-8500 Frauenfeld, Switzerland.

Name and Address of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage
Peter Spuhler, Schulstrasse 4, CH-8500 Frauenfeld, Switzerland	27,322,208(1)	35.7%
PCS Holding AG Schulstrasse 4, CH-8500 Frauenfeld, Switzerland	19,095,810	25.0%
Gebuka AG(2) Rietlistrasse 12, 6345 Neuheim, Switzerland	10,586,093	13.8%
James Sharman	144,622	*
Angela Freeman	35,655	*
Paul Mascarenas	82,066	*
Terri Pizzuto	27,692	*
Michael Dinkins	27,119	*
Andreas Rickenbacher	108,750	*
Martin Ritter	42,412	*
Patrick Schaub	35,962	*
Daniela Spuhler	22,500	*
Barend Fruithof	1,794,368	*
Steffen Schewerda	12,075	*
Thomas Schenkirsch	64,530	*
All directors and executive officers as a group (15 persons)	30,013,518	39.2%

(1)	Consists of 8,226,398 shares owned directly by Mr. Spuhler and 19,095,810 shares owned directly by PCS, which shares Mr. Spuhler is deemed to beneficially own as the sole shareholder of PCS.
(2)
Gerold Büttiker, whose business address is Rietlistrasse 12, 6345 Neuheim, Switzerland, is the sole shareholder of Gebuka AG and thus he may be deemed to beneficially own the shares of Aebi Schmidt Common Stock beneficially owned by Gebuka AG. All shares of Aebi Schmidt Common Stock owned by Gebuka AG are pledged in favor of Maerki Baumann & Co AG (Privatbank), Zurich, Switzerland pursuant to a pledge agreement dated November 26, 2021.

AEBI SCHMIDT EXECUTIVE COMPENSATION
This section provides information regarding compensation paid to Aebi Schmidt’s NEOs. Aebi Schmidt’s NEOs for the year ended December 31, 2024 are Barend Fruithof, Group Chief Executive Officer, Steffen Schewerda, Chief Executive Officer North America, and Thomas Schenkirsch, Deputy Group Chief Executive Officer and Head of Group Strategic Development.
Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to Aebi Schmidt’s NEOs for the year ended December 31, 2024.

Name and principal position	Salary ($)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)	Total ($)
Barend Fruithof(1) Group Chief Executive Officer	864,307	678,420	158,510(3)	1,701,237
Steffen Schewerda CEO Aebi Schmidt North America	366,665	450,000	27,702(4)	844,367
Thomas Schenkirsch(1) Deputy Group CEO and Head Group Strategic Development	294,027	101,763	56,883(5)	452,673

(1)
All amounts for Messrs. Fruithof and Schenkirsch were paid in Swiss Francs; the amounts in this table have been converted to U.S. dollars applying the conversion rate 1 Swiss Franc = 1.1307 US Dollars.

(2)
Amounts in this column represent the annual cash incentive bonuses paid to Aebi Schmidt’s NEOs in accordance with their employment agreements, and were paid based upon actual performance compared to the NEO’s annual performance targets.

(3)
Includes contributions or payments by the employer for (a) premiums under Swiss Life management insurance premiums ($115,091), (b) personal car allowance ($16,282) and (c) other expense allowance ($27,137).

(4)	Includes contributions or payments by the employer for (a) 401(k) matching contribution ($11,000), (b) personal car allowance ($14,985) and (c) fuel expense allowance ($1,717).
(5)	Includes contributions or payments by the employer for (a) Swiss Life management insurance premiums ($34,495), (b) personal car allowance ($2,035) and (c) other expense allowance ($20,353).
Narrative to Summary Compensation Table
Aebi Schmidt’s NEOs and other executive officers currently are compensated with an annual fixed component (base salary) plus a short-term variable component. The short-term variable component is based on financial and strategic non-financial targets that are set annually. The targets are proposed by the Group Chief Executive Officer and reviewed and stipulated by Aebi Schmidt’s Board. Other than the short-term variable component of compensation, Aebi Schmidt has not to date provided any other cash or equity-based incentive plans or programs for its NEOs.
Aebi Schmidt anticipates that, after the Closing, the Combined Company’s Nomination and Compensation Committee will assess the compensation levels for NEOs and other executive officers and employees, possibly consulting with an independent compensation consulting firm to assess market practice from peer group companies, and will propose the compensation levels and incentive design (including the mix of cash-based compensation, equity-based compensation and other appropriate compensation elements) for the Combined Company’s NEOs and other executive officers and employees.
Base Salaries
Aebi Schmidt’s NEOs and other executive officers receive a base salary. Base salary is a fundamental component of Aebi Schmidt’s compensation program, and competitive salary levels are necessary to attract and retain qualified executives. The current Nomination and Compensation Committee of the Aebi Schmidt’s Board recommends base salaries of executive officers by evaluating the executive’s skill set, experience, role, and responsibilities, company performance, performance of the individual, competitive marketplace for similar management talent, and other relevant factors. The Nomination and Compensation Committee of the Aebi Schmidt Management Board does not give specific weight to any particular factor in this analysis.

Short-term Variable Compensation
Aebi Schmidt offers its executive officers the opportunity to earn cash bonuses based upon individual performance. Aebi Schmidt has adopted two different programs for short-term variable compensation: the Performance Multiple Regulation applies to executive board members including Aebi Schmidt’s two NEOs other than Mr. Fruithof, plus other functions and individuals determined by Aebi Schmidt’s executive board, while the Performance Cumulative Regulation generally applies to individuals in Sales and Procurement plus any other persons selected by the Group CEO extends. Under each regulation, the individual’s target bonus forms the basis for the system, while the program terms details how the bonus is calculated based upon an individual’s target bonus and level of achievement of goals. Under both regulations, the target bonus represents the potential bonus if all goals are achieved with a factor of 1. An individual’s initial target bonus typically will be specified in their employment agreement but may be adjusted from time to time.
Under the Performance Multiple Regulation (which applies to Messrs. Schewerda and Schenkirsch), the bonus depends upon the target bonus, Group performance, and Unit / Individual (U/I) performance, as well as availability of funds and management discretion. Annual Group performance is determined based on the level of achievement of Group goals set by Aebi Schmidt’s executive board. The U/I performance goals are set by the individual’s manager or the executive board and communicated to the individual. Under the regulation, the bonus is calculated as Effective Bonus = (Target Bonus) x (Group Performance (maximum Factor 1.5)) x (U/I Performance (maximum Factor 1.3)) x (available funds) +/- (Management Discretion).
Mr. Fruithof’s short-term variable compensation is calculated pursuant to a formula set forth in his employment agreement, as explained below under the section of this proxy statement/prospectus entitled “Aebi Schmidt Executive Compensation—Other Elements of Compensation—Employment Agreements—Barend Fruithof.”
None of the bonus amounts for the year ending December 31, 2024 were paid as the result of any waiver or modification of the specified NEO’s specified performance target, goal or other condition to payout.
Equity Compensation
Aebi Schmidt does not currently grant equity awards to any of its employees or executive officers. Thus, none of Aebi Schmidt’s NEOs had any outstanding equity awards as of December 31, 2024. The NEOs and other members of Aebi Schmidt’s Group Management Board and Executive Board historically have been eligible to purchase shares of Aebi Schmidt Common Stock at their “market value” as calculated by a formula in the Aebi Schmidt Stock Plan. For more information about the Aebi Schmidt Stock Plan, see the section of this proxy statement/prospectus entitled “Transactions with Related Persons of Aebi Schmidt and Certain Control Persons of Aebi Schmidt—Employee Stock Plan (Mitarbeiteraktienplan).”
Other Elements of Compensation
U.S. Welfare and Other Benefits
Aebi Schmidt provides health, dental, vision, life, and disability insurance benefits to its U.S.-based NEO, Mr. Schewerda, on the same terms and conditions as applicable to the other eligible employees in the U.S. In addition, Aebi Schmidt sponsors a 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by Aebi Schmidt are deductible by Aebi Schmidt when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Aebi Schmidt’s U.S.-based executive officers are eligible to participate in Aebi Schmidt’s employee benefit plans, including Aebi Schmidt’s 401(k) plan, on the same basis as Aebi Schmidt’s other employees. During the year ended December 31, 2024, Aebi Schmidt made matching contributions for U.S. based executive officers of up to 1.7% of the officer’s base salary.

Swiss Life Plans
For Aebi Schmidt’s Swiss-based members of “Group Management,” which include Messrs. Fruithof and Schenkirsch, and for the “Direct Report to Group Management or Key Person” groups of persons, Aebi Schmidt provides supplementary insurance through the Swiss Life Collective Foundation, Zurich, as detailed below. This management insurance (Kaderversicherung) consists of 2 different insurance plans:
•
Plan 01 “Group Management” insures the portion of the participant’s annual salary that exceeds 300% of the maximum old age and survivors insurance (“OASI”) retirement pension up to 3,000% of the maximum OASI retirement pension. The annual savings premium is graduated according to age and varies from 15.50% to 18.90% of insured salary, and Aebi Schmidt pays 2/3 of the applicable premium.

•
Plan 02 “Direct Report to Group Management or Key Person” insures the portion of the annual salary that exceeds 300% of the maximum OASI retirement pension up to 3,000% of the maximum OASI retirement pension. The annual savings premium is graduated according to age and varies from 13% to 17% of insured salary and Aebi Schmidt pays 2/3 of the applicable premium.

Employment Agreements
Aebi Schmidt enters into employment agreements with its executive officers including the NEOs, which outline the general terms of employment including initial base pay, initial target bonus and other benefits. On an annual basis, Aebi Schmidt conducts a review of each executive officer’s compensation and performance, including by assessing the individual’s performance against their goals for the period. Following the review, Aebi Schmidt typically provides each executive officer a letter confirming their base pay and possibly other matters such as target bonus for following year. An executive officer’s base pay, target bonus and other benefits may be increased, decreased or left the same as the result of their review. Aebi Schmidt’s most recent update was completed as of March 1, 2025. Below are material terms of the employment agreements for Aebi Schmidt’s three NEOs, including any subsequent changes.
Barend Fruithof
The material terms of Mr. Fruithof’s employment agreement, which is dated April 16, 2020, effective as of January 1, 2020 and governed by Swiss law, as updated following the most recent review period, include: (i) role of Chief Executive Officer and Chair of Aebi Schmidt’s Group Management Board, reporting to the Chair of Aebi Schmidt’s Board and having general supervisory responsibility for Group Management, (ii) annual base salary of CHF 900,000 as of March 1, 2025, (iii) expense allowance, including a car allowance, in accordance with expense regulations, (iv) eligibility to purchase shares of Aebi Schmidt under the Aebi Schmidt Stock Plan, (v) 12 month termination notice period for a termination by either Aebi Schmidt or Mr. Fruithof, (vi) 2 year noncompetition provision for all markets in which Aebi Schmidt is active, (vii) eligibility for bonus calculated based upon EBIT margin as follows:

EBIT margin	Bonus (CHF)
Less than or equal to 4%	0
Greater than 4%	100,000
Greater than 5%	200,000
Greater than 6%	300,000
Greater than 7%	400,000
Greater than 8%	500,000
Greater than 9%	600,000
Greater than 10%	700,000

For EBIT margin in excess of 10%, Aebi Schmidt’s Board may approve a higher bonus payout.
The above summary of Mr. Fruithof’s employment agreement does not purport to be complete and is qualified in its entirety by reference to the copy of Mr. Fruithof’s employment agreement included as Exhibit 10.11 to the registration statement of which this proxy statement forms a part.
Steffen Schewerda
The material terms of Mr. Schewerda’s employment agreement with M-B Companies, Inc., which is dated October 1, 2020 and governed by Wisconsin law, as updated following the most recent review period, include: (i) role of Chief Executive Officer North America and member of the Aebi Schmidt Executive Board, having general supervisory responsibility for Aebi Schmidt’s North America business, (ii) annual base salary of $450,000 as of April 1, 2025, (iii) target bonus of $200,000 as of April 1, 2025 with the exact amount determined under the Aebi Schmidt Performance Multiple Regulation, (iv) car and expense allowance, and (v) 6 month termination notice period for termination by either Aebi Schmidt or Mr. Schenkirsch other than for cause. Mr. Schewerda is eligible to purchase shares of Aebi Schmidt under the Aebi Schmidt Stock Plan, although this is not expressly stated in his employment agreement.
The above summary of Mr. Schewerda’s employment agreement does not purport to be complete and is qualified in its entirety by reference to the copy of Mr. Schewerda’s employment agreement included as Exhibit 10.12 to the registration statement of which this proxy statement forms a part.
Thomas Schenkirsch
The material terms of Mr. Schenkirsch’s employment agreement, which is dated January 16, 2023, effective as of January 1, 2023 and governed by Swiss law, as updated following the most recent review period, include: (i) role of Head Group Strategic Development, reporting to the Group CEO and having overall responsibility for IT, legal, compliance, special projects, (ii) annual base salary of CHF 300,000 as of April 1, 2025, (iii) target bonus of CHF 90,000 as of April 1, 2025 with the exact amount determined under the Aebi Schmidt Performance Multiple Regulation, (iv) yearly car and expense allowance in the maximum amount approved by the relevant tax authorities, (v) eligibility to purchase shares of Aebi Schmidt under the Aebi Schmidt Stock Plan, (vi) 6 month termination notice period for a termination by either Aebi Schmidt or Mr. Schenkirsch, and (vii) 1 year noncompetition provision for all markets in which Aebi Schmidt is active.
The above summary of Mr. Schenkirsch’s employment agreement does not purport to be complete and is qualified in its entirety by reference to the copy of Mr. Schenkirsch’s employment agreement included as Exhibit 10.13 to the registration statement of which this proxy statement forms a part.
Executive Severance and Change in Control Plan
Aebi Schmidt has not implemented any written severance or change in control plans or policies. However, termination of an NEO’s employment by either party requires, in each case, the advance notice specified under the section of this proxy statement/prospectus entitled “Aebi Schmidt Executive Compensation—Other Elements of Compensation—Employment Agreements.”
Director Compensation
For the year ended December 31, 2024, the members of Aebi Schmidt’s Board, all of whom were non-employee directors, received the compensation set forth in the table below.

Director	Fees earned or paid in cash ($)(1)	All other compensation ($)(1)(2)	Total ($)(1)
Peter Spuhler, Chair	124,377	3,392	127,769
Andreas Rickenbacher, Co-Chair	101,763	3,392	105,155
Peter Muri	96,110	3,392	99,502
Maximilian Büttiker	84,803	3,392	88,195
Daniela Spuhler	84,803	3,392	88,195
Martin Ritter	73,496	3,392	76,888
Patrick Schaub	90,456	3,392	93,848

(1)	These payments were made in Swiss francs, but have been converted to U.S. dollars applying the conversion rate 1 Swiss Franc = 1.1307 US Dollars
(2)	The amounts in this column are a fixed expenses allowance.
Currently, the members of Aebi Schmidt’s Board are compensated for service as directors solely through cash fees. In 2024, each director other than the Chair of Aebi Schmidt’s Board and the Co-Chair of Aebi Schmidt’s Board received an annual retainer of CHF65,000 ($73,496). Mr. Spuhler, as Chair of Aebi Schmidt’s Board, received an annual retainer of CHF100,000 ($124,377). Andreas Rickenbacher, as the Co-Chair of Aebi Schmidt’s Board, received an annual retainer of CHF 75,000 ($84,803). The chair of Aebi Schmidt’s Nomination and Compensation Committee received an additional annual retainer of CHF15,000 ($16,960), and the chair of its audit committee received an additional annual retainer of CHF15,000 ($16,960). Individual board members received an additional annual retainer of CHF10,000 ($11,307) for serving on a board committee.

Aebi Schmidt anticipates that, after Closing, the Compensation Committee will assess the compensation levels for the Combined Company’s directors, consulting with an independent compensation consulting firm, to assess how the Combined Company’s director compensation compares with the practices of peer group companies, and will propose the compensation levels and incentive design (including the mix of cash-based compensation, equity-based compensation and other appropriate compensation elements) for the Combined Company’s directors.
Pricing of Equity Awards
Aebi Schmidt anticipates that, following the Closing of the Merger, any new equity awards granted under the Shyft Stock Incentive Plan or under any new equity incentive plan adopted by the Combined Company to its directors, executives and employees, generally will be priced from an average of the closing share price for the 30 calendar days prior to the grant date. The Combined Company will not “backdate” any equity-based awards. Aebi Schmidt’s Board is committed to maintaining the integrity of Aebi Schmidt’s compensation philosophy and programs. As part of this commitment, Aebi Schmidt believes that the timing of grants of awards should never be manipulated to take advantage of disclosure of material nonpublic information. The Combined Company will not time the release of public information to impact the value of equity-based awards, and will not time the grant of equity-based awards to take advantage of the disclosure of material nonpublic information.
Clawback Provisions
Aebi Schmidt’s Board will adopt, to be effective as of Closing, a recoupment (or clawback) policy that complies with applicable SEC and Nasdaq rules.

DESCRIPTION OF THE CAPITAL STOCK OF THE COMBINED COMPANY AND
AMENDED ARTICLES
The Combined Company will be organized as a Swiss stock corporation (Aktiengesellschaft). In connection with the Merger, the Amended Articles will be adopted. The following is a summary of the expected material terms that will be contained in the Amended Articles. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended Articles or the applicable provisions of Swiss law, and are qualified in their entirety by reference to the full text of the Amended Articles and the applicable provisions of Swiss law. The full text of the Amended Articles, in substantially the form expected to be in effect following the Effective Time, is attached as Annex F to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.
General
Issued Share Capital
Following the Effective Time, the issued share capital of the Combined Company registered in the Commercial Register of the Canton of Thurgau (Switzerland) (the “Thurgau Commercial Register”) will be approximately $77,599,384.00, divided into approximately 77,599,384 registered shares with a nominal value (par value) of $1.00 each (for the purposes of this section of the proxy statement/prospectus, “Combined Company Shares”). All of the outstanding Combined Company Shares, when issued, will be validly issued and fully paid.
Capital Band
According to the Amended Articles, the Combined Company Board will be authorized to increase the share capital of the Combined Company to a maximum of $116,299,384.00 and/or reduce it to a minimum of $62,080,000.00 without prior resolution of shareholders at a general meeting of shareholders. This capital band will expire on February 12, 2030, at which point a new capital band must be approved by shareholders before the Combined Company Board may increase and/or reduce the Combined Company’s share capital under a capital band.
In case of a capital increase, the Combined Company Board determines the amount of share capital to be issued, the date of issue, the type of contributions, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement.
In case of a capital reduction, the Combined Company Board determines the number of Combined Company Shares to be canceled and the use of the reduction amount.
Conditional Share Capital
The Amended Articles will also provide for a conditional share capital, whereby the share capital of the Combined Company may be increased by up to $38,700,000.00 through the issuance of Combined Company Shares upon the exercise of rights or entitlements to acquire Combined Company Shares which are granted (i) to shareholders of the Combined Company, (ii) to employees or members of the Combined Company Board or other entities in which the Combined Company has a direct or indirect stake of at least 50%, (iii) in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments of the Combined Company or (iv) to any other persons (whether shareholders or third parties).
Preemptive Rights
Swiss law provides that any issuance of Combined Company Shares, whether for cash or non-cash consideration, is subject to the prior approval of shareholders at a general meeting of shareholders. Shareholders are granted certain preemptive rights to subscribe for new issuances of shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount (par value) of shares held. Generally, a resolution adopted at a general meeting of shareholders by holders of two-thirds of the votes represented at the meeting is required to restrict or suspend preemptive rights.
According to the Amended Articles, in certain circumstances including a capital increase under the capital band, the Combined Company Board will be authorized to withdraw or limit the subscription rights of shareholders, in whole or in part, and to allocate subscription rights to individual shareholders, third parties or one of the Combined Company’s controlled companies. Such circumstances include the use of the new shares (i) to acquire companies or parts thereof or to finance or refinance such transactions, (ii) for the conversion of loans or securities into shares,

(iii) for the financing of new investment projects, (iv) to extend the shareholder base in connection with the listing of shares on a stock exchange, (v) for the issuance of shares in financing transactions in the international capital markets, (vi) for raising equity capital in a swift and flexible manner; (vii) for the participation of members of the Combined Company Board, executive management, employees or other service providers; (viii) in connection with a shareholder, or a group of shareholders acting in concert, becoming a holder or holders directly or indirectly of shares in the Combined Company in excess of 49% of the share capital registered in the Thurgau Commercial Register, without such person or persons having submitted to all other shareholders a takeover offer recommended by the Combined Company Board, (ix) for the defense of an actual, threatened or potential takeover bid that the Combined Company Board has not recommended or will not recommend; and (x) for certain other reasons in accordance with Swiss law.
In addition, preemptive rights of existing shareholders are excluded for capital increases out of conditional share capital as described in the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company—General—Conditional Share Capital.”
Form of Shares
Combined Company Shares will have a nominal amount (par value) of $1.00 each. Combined Company Shares will rank pari passu with each other in all respects, including entitlement to potential dividends, the right to share in the liquidation proceeds in case of liquidation of the Combined Company and preemptive rights.
Combined Company Shares will be issued as uncertificated securities within the meaning of article 973c of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) (the “Swiss Code”). In accordance with article 973c of the Swiss Code, the Combined Company will maintain a register of uncertificated securities (Wertrechtebuch).
Transfer of Shares
Under Swiss law, any disposition of uncertificated shares (including any transfer of title or the creation of a usufruct or pledge) must be effected by way of a written declaration of assignment and requires, as a condition for its validity, notice to be given to the Combined Company, for which the Combined Company may prescribe the use of applicable forms. This will apply to Combined Company Shares registered in the Combined Company Share Register, and shareholders acquiring such Combined Company Shares should use the forms provided by the Share Registrar.
Combined Company Share Register and Registration Restrictions
Combined Company Shares will be in registered form (Namenaktien). The Combined Company will have a share register (the “Combined Company Share Register”) maintained by [    ] (the “Share Registrar”) in which the owners, usufructuaries and nominees of Combined Company Shares will be registered with name, first name, domicile, address and nationality (in case of legal entities the registered seat). Only those shareholders, usufructuaries or nominees directly registered in the Combined Company Share Register will be recognized as the Combined Company’s shareholders, usufructuaries or nominees. Voting rights may only be exercised by holders of Combined Company Shares registered with voting rights in the Combined Company Share Register. Acquirers of Combined Company Shares from holders that are registered in the Combined Company Share Register should file a registration form with the Share Registrar.
The Combined Company Board may register nominees in the Combined Company Share Register (including central securities depositaries such as DTC) with the right to vote if the nominee (i) has entered into an agreement with the Combined Company concerning its status and (ii) is subject to the supervision of a recognized bank or financial market regulator. The Combined Company Board may, in special cases, allow exemptions from the rules concerning nominees.
The Combined Company Board may delete entries in the Combined Company Share Register retroactively as of the date of the entry, if a registration has been made on the basis of false information. The Combined Company Board may give the registered shareholder or nominee the opportunity to be heard in advance of such deletion, but in either case the Combined Company Board must promptly inform the registered shareholder or nominee of any deletion.

Forms of Holding Combined Company Shares
Combined Company Shares may be held in the following forms:
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Combined Company Shares held in the name of Cede & Co. Holders may hold their entitlements to Combined Company Shares in uncertificated form through DTC (through custody accounts with custodian banks or brokers that are direct participants in DTC). Such shares will be held in the name of Cede & Co. on the books of the Share Registrar. Such holders’ entitlements to Combined Company Shares will be recorded in the records of their custodian bank or broker. Such holders may effect the transfer of their entitlements to Combined Company Shares through their custodian bank or broker and will receive written confirmations of any purchase or sales of Combined Company Shares and any periodic account statements from such custodian bank or broker.

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Combined Company Shares directly registered on the Combined Company Share Register. Holders may directly hold their Combined Company Shares in the form of uncertificated shares (Wertrechte) registered in the names of such holders in the Combined Company Share Register. Holders will receive periodic account statements from the Share Registrar evidencing their holding of Combined Company Shares. Through the Share Registrar and by observing the transfer requirements of Combined Company Shares, holders may effect transfers of Combined Company Shares to others, including to custodian banks or brokers that are participants in DTC.

Voting Rights and Voting Restrictions
Voting Rights
Each Combined Company Share is entitled to one vote at general meetings of shareholders of the Combined Company. However, voting rights may only be exercised by holders of Combined Company Shares registered with voting rights in the Combined Company Share Register on the record date for the relevant general meeting of shareholders and subject to the voting restrictions in the Amended Articles. The Combined Company expects to make certain arrangements with DTC to facilitate the exercise of voting rights, by way of proxy, by beneficial owners holding their Combined Company Shares through custodian banks or brokers that are participants in DTC. Holders of Combined Company Shares held with a custodian bank or broker through DTC should contact their bank or broker for more information on how to exercise their voting rights.
Voting Restrictions
The Amended Articles provide that no person may, directly or indirectly, formally, constructively or beneficially own or otherwise control voting rights with respect to 49% or more of the Combined Company’s share capital (as registered in the Thurgau Commercial Register). If the Combined Company Board refuses to register any person in the Combined Company Share Register as a shareholder with voting rights on the grounds that such maximum voting limit would be exceeded, the Combined Company Board will notify such person within 20 days of the Combined Company’s receipt of their application to be recorded in the Combined Company Share Register as a shareholder with voting rights, and such person will instead be entered into the Combined Company Share Register as a shareholder without voting rights. If a shareholder is not registered with voting rights in the Combined Company Share Register, such shareholder may not exercise voting rights in respect of their Combined Company Shares or other related rights (such as requests for information at the general meeting of shareholders); however, such shareholder will continue to have the right to receive dividends and liquidation proceeds.
Legal entities linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities bound by contract, forming a syndicate or otherwise acting in concert to circumvent this voting restriction shall be counted as one shareholder. The Combined Company Board has the authority to interpret the respective provisions of the Amended Articles and to determine the ownership of Combined Company Shares by any person so as to fully implement such voting restriction.
This voting restriction does not apply to central securities depositaries such as DTC, and their nominees such as Cede & Co., except to the extent that the voting rights represented by Combined Company Shares held in the name of a central securities depositary or its nominee are attributable to a beneficial owner who would, if such beneficial owner was directly registered in the Combined Company Share Register, be subject to such restriction.

General Meetings of Shareholders
Convocation of General Meetings of Shareholders
Under Swiss law and the Amended Articles, an annual general meeting of shareholders must be held within six months after the end of each fiscal year. Pursuant to the Amended Articles, general meetings of shareholders are convened by the Combined Company Board upon notice published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days before the date of the meeting. Holders of Combined Company Shares that are registered in the Combined Company Share Register may also be informed by regular mail to the address maintained in the Combined Company Share Register, by email or in other form that the Combined Company Board deems appropriate. For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—General Meetings of Shareholders—Communications to and Inspection Rights of Shareholders.”
Extraordinary general meetings of shareholders may be convened by the Combined Company Board when required, upon request of the auditors or upon resolution of shareholders at a general meeting of shareholders. In addition, a general meeting of shareholders may be convened by one or several shareholders together representing at least 5% of the issued share capital or at least 5% of the Combined Company Shares with voting rights. The applicable shareholders must convene such meeting in writing, stating any agenda items and proposals for such meeting, and, in the case of elections, the names of any proposed candidates. The Combined Company Board must convene such meeting within 90 days.
Shareholders representing at least 0.5% of the issued share capital or of the voting rights may request that items be put on the agenda or that a proposal relating to an agenda item be included in the notice convening the general meeting of shareholders, provided the request is submitted to the Combined Company Board at least 90 calendar days in advance of the relevant general meeting. According to the Amended Articles, each request submitted by a shareholder for inclusion of an agenda item must be in written form and include with respect to each agenda item: (i) a brief description of the business desired to be brought before the general meeting and the reasons for conducting such business at the general meeting; (ii) the name and address, as they appear in the Combined Company Share Register, of the shareholder(s) proposing such business; (iii) the number of Combined Company Shares which are legally or beneficially owned by such shareholder, and the dates upon which the shareholder acquired such shares; and (iv) all other information required under the applicable laws, regulations and stock exchange rules. Nominations for the election of a member of the Combined Company Board submitted by a shareholder shall be admitted if (i) the nominating shareholder provides certain specified information and information reasonably requested by the Combined Company and (ii) the nominee completes written questionnaires and provides information for purposes of determining independence and his or her relationship (including financial arrangements) with the nominating shareholder.
No resolutions may be passed on motions concerning agenda items for which no proper notice was given, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special audit upon a shareholders’ request. No prior notice is required to submit motions relating to items already on the agenda and to discuss matters on which no resolution is to be taken.
The general meetings of shareholders will be chaired by the Chairperson, or in their absence, by the vice-chair or by another member of the Combined Company Board as appointed by the Combined Company Board.
The Amended Articles allow the Combined Company Board to decide that shareholders who cannot be present at the venue of the general meeting of shareholders may exercise their rights through electronic means. The Combined Company Board may also order that the general meeting of shareholders be held electronically without a venue.
Powers of the General Meeting of Shareholders
The general meeting of shareholders is the supreme corporate body of a Swiss company. Under Swiss law and the Amended Articles, shareholders (acting at a general meeting of shareholders) have the following inalienable powers:
•	amending the Amended Articles;
•	resolving a merger or the dissolution of the Combined Company;
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approving the annual management report prepared pursuant to Swiss law, the annual consolidated financial statements and the annual report regarding non-financial matters prepared pursuant to Swiss law;

•	approving the Combined Company’s annual standalone financial statements prepared pursuant to Swiss law;
•	approving the use of the net income of the Combined Company (as reported on the annual standalone financial statements prepared pursuant to Swiss law), including to declare dividends;
•	approving interim dividends and the interim financial statements required for such interim dividends;
•	resolving the repayment of the Combined Company’s statutory capital reserves;
•	approving the compensation of the Combined Company Board and the executive committee;
•	electing and removing members of the Combined Company Board, the Chairperson, the members of the Compensation Committee, the auditors and the independent proxy;
•	granting discharge of liability to the members of the Combined Company Board and management;
•	deciding on the delisting of Combined Company Shares; and
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passing resolutions on all matters reserved to the general meeting of the shareholders by law or the Amended Articles or which are submitted to the general meeting of shareholders by the Combined Company Board (subject to the inalienable powers of the Combined Company Board) or the auditors.

Quorum and Majority Requirements
The Amended Articles prescribe that a quorum for the general meetings of shareholders requires at least on third of the Combined Company’s shares to be present (in person or represented by proxy).
Except where Swiss law or the Amended Articles provide otherwise, the general meeting of shareholders passes its resolutions and performs elections, regardless of the number of shareholders present or the number of Combined Company Shares represented, by a simple majority of the votes cast (whereby abstentions, broker non-votes, blank or invalid ballots are disregarded for purposes of establishing the majority). Resolutions are taken and elections conducted by electronic or written ballot or by a show of hands. The chair of the meeting decides on the voting procedure.
According to Swiss law, a resolution approved by holders of at least two-thirds of the votes represented at a general meeting of shareholders is required for: (i) the alteration of the purpose of the Combined Company; (ii) a consolidation of shares, unless such consolidation requires the approval of all affected shareholders; (iii) a capital increase out of the Combined Company’s equity, against contributions in kind or by way of set-off against a receivable and the grant of special rights; (iv) a restriction or suspension of subscription rights; (v) an introduction of conditional share capital or a capital band; (vi) an introduction of restrictions on the transfer of shares registered in the Combined Company Share Register and the removal of such restrictions; (vii) the creation of shares with privileged voting powers; (viii) a change of currency of the share capital; (ix) the introduction of the deciding vote for the Chairperson at the general meetings of shareholders; (x) the introduction or removal of a provision in the Amended Articles allowing to hold the general meetings abroad; (xi) the delisting of the Combined Company Shares; (xii) the change of location of the registered seat of the Combined Company in Frauenfeld, Switzerland; (xiii) the inclusion of arbitration clauses in the Amended Articles; (xiv) approval of the merger, demerger or conversion of the Combined Company according to the Swiss Merger Act; and (xv) the dissolution of the Combined Company. In addition, the Amended Articles require a resolution approved by holders of at least two-thirds of the votes represented at a general meeting of shareholders for the change, amendment or removal of PCS’s nomination rights to the Combined Company Board. Provisions of the Amended Articles which require higher majorities for the passing of certain resolutions than provided by law can only be adopted and removed with that same majority.
Use of Proxies; Independent Proxy
Holders of Combined Company Shares may be represented at a general meeting of shareholders by a legal representative, by a representative of their choice (by means of a written proxy) or by the independent proxy. An independent proxy is elected annually at a general meeting of shareholders, for a term of office lasting until completion of the next annual general meeting of shareholders. If the Combined Company does not have an independent proxy, the Combined Company Board shall appoint the independent proxy for the next general meeting of shareholders.
Swiss law prohibits the representation of shareholders by corporate officers or other company representatives, as well as the institutional representation of shareholders by custodians. The Swiss Code further provides that a company’s board of directors must ensure that shareholders are able to electronically grant proxies and instruct the independent proxy on both (i) the agenda items included in the invitation to the general meeting of shareholders and (ii) new motions which were not disclosed in the invitation to the general meeting of shareholders. The independent proxy is obliged to exercise the voting rights granted by shareholders only in accordance with shareholder instructions. The independent proxy must treat the shareholder instructions confidentially until the general meeting of shareholders, except that the independent proxy may, no earlier than three days before the general meeting of shareholders, report the instructions in aggregated form to the company.
Communications to and Inspection Rights of Shareholders
The Combined Company will make official publications in the Swiss Official Gazette of Commerce (currently: https://www.shab.ch). The Combined Company Board may specify additional means of publication.
Notices to shareholders may be made either by official publications or by regular mail or email to the addresses recorded in the Combined Company Share Register, or in any other form the Combined Company Board deems appropriate.
The annual report (including the management report, the consolidated annual financial statements and standalone annual financial statements prepared pursuant to Swiss law) and the auditor’s report, as well as the annual report regarding non-financial matters prepared pursuant to Swiss law, must be made available to shareholders at least 20 calendar days prior to the annual general meeting of shareholders.
Under Swiss law, a shareholder may also, upon request submitted to the Combined Company, inspect the minutes of general meetings of shareholders. In addition, the resolutions and results of elections, including the numbers of votes (ratios), must be made available electronically to the shareholders within 15 days of the respective general meeting of shareholders. At general meetings, shareholders may further request information from the Combined Company Board regarding the business and operations of the company and may request information from the company’s auditors regarding the performance and results of their examination of the company’s financial statements. The Combined Company may refuse to provide certain requested information to a shareholder if, in its opinion, the disclosure of the requested information would reveal confidential business secrets or infringe other protected interests. Such refusal must be justified in writing.
Shareholders holding in aggregate at least 5% of the issued share capital or at least 5% of the Combined Company Shares with voting rights have the right to inspect, at any time, company ledgers and files. The Combined Company Board needs to respond to such inspection request within four months after receipt of such request. Denial of the request needs to be justified in writing. In case an inspection or information request is denied by the Combined Company Board, shareholders may, within 30 days after such denial, petition for a court to order an inspection or release of applicable information to the shareholder.
Shareholders’ Right to Bring Derivative Actions
Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, but for the benefit of the company, against the company’s directors, officers or liquidators, which seeks to recover any damages the company has suffered due to the intentional or negligent breach of their duties by such directors, officers or liquidators.
Dividends and Distributions
Under Swiss law, the Combined Company may only pay dividends if (i) it has sufficient net income from the immediately preceding fiscal year, (ii) it has brought forward net income from prior fiscal years or (iii) it has otherwise freely distributable reserves, each as evidenced by its audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by the Amended Articles.
Reserves are generally booked either as statutory retained earnings, voluntary retained earnings or statutory capital reserves (which include capital reserves from tax capital contributions). Swiss law requires that the Combined Company books at least 5% of its net income in each year (as reported on the annual standalone financial statements prepared pursuant to Swiss law) as statutory retained earnings for so long as the statutory capital reserves and statutory retained earnings amount to less than 20% of the paid-in share capital registered in the Thurgau Commercial Register. Swiss law and the Amended Articles permit the Combined Company to book excess net income as voluntary retained earnings (i.e., to accrue additional freely distributable reserves).

A statutory net loss (as reported in the annual standalone financial statements prepared pursuant to Swiss law) in any fiscal year or loss carryover would reduce the amount of the Combined Company’s freely distributable reserves. Furthermore, a purchase of Combined Company Shares by the Combined Company would reduce the amount of its freely distributable reserves in an amount corresponding to the purchase price of such repurchased Combined Company Shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves, which would further reduce the Combined Company’s freely distributable reserves.
Under Swiss law, dividends are proposed by the Combined Company Board and require approval by shareholders at a general meeting of shareholders. The Combined Company’s auditors must also confirm that the dividend proposal is in accordance with Swiss law and the Amended Articles. To the extent approved, dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends are paid to shareholders in proportion to the par value of the relevant shares held. There are no dividend restrictions or special procedures for non-resident shareholders under Swiss law or the Amended Articles. Dividends that have not been claimed within five years after the dividend date are booked as statutory retained earnings.
For a description of certain tax considerations, including withholding taxes, in relation to dividend payments, see “Material U.S. Federal Income Tax Considerations for U.S. Holders—U.S. Federal Income Tax Consequences for U.S. Holders of Aebi Schmidt Common Stock—Dividends” and “Risk Factors— Risks Relating to Tax Matters—Dividends on shares of the Capital Stock of the Combined Company may subject the Combined Company’s shareholders to Swiss withholding tax.”
Repurchase of Combined Company Shares
Swiss law limits the right of a company to hold or repurchase its own shares. The Combined Company may purchase Combined Company Shares only if and to the extent that (i) the Combined Company has freely distributable reserves in the amount of the purchase price and (ii) the aggregate nominal amount (par value) of all Combined Company Shares held by the Combined Company and its subsidiaries does not exceed 10% of its share capital registered in the Thurgau Commercial Register. However, it is accepted that the Combined Company may repurchase Combined Company Shares beyond the statutory limit of 10% if the repurchased Combined Company Shares are clearly earmarked for cancellation and such repurchase has been approved by the shareholders. Furthermore, according to Swiss accounting rules (which apply to the annual standalone financial statements prepared pursuant to Swiss law), the Combined Company is required to recognize a minus position for Combined Company Shares acquired by it, and if its subsidiaries acquire Combined Company Shares, the Combined Company is required to create a special reserve on its balance sheet, in each case in the amount of the purchase price of Combined Company Shares acquired.
Combined Company Shares held by the Combined Company or its subsidiaries do not carry any voting rights at general meetings of shareholders, but are entitled to the economic benefits, including dividends, preemptive rights in share capital increases and advance subscription rights in the case of issuance of debt instruments with option rights, applicable to Combined Company Shares generally.
Under the Swiss Code, the Combined Company may not cancel Combined Company Shares held in treasury without approval by the Combined Company’s shareholders at a general meeting of shareholders.
Ordinary Capital Increase, Conditional Share Capital and Capital Band
Under Swiss law, the share capital of a company may be increased in consideration for contributions in cash by a resolution approved by holders of a majority of the votes cast at a general meeting of shareholders. An increase of the share capital against a consideration out of equity, against contributions in kind or by way of set-off against a receivable or the grant of special rights, or a share capital increase involving the exclusion of the preemptive rights of the shareholders, requires a resolution approved by holders of two-thirds of the votes represented (in person or represented by proxy) at the general meeting of shareholders.
Furthermore, under Swiss law, the shareholders of a company may empower its board of directors, by passing a resolution approved by holders of two-thirds of the votes represented (in person or represented by proxy) at the general meeting of shareholders, to issue shares of a specific aggregate nominal amount (up to a maximum amount of 50% of the share capital registered in the Thurgau Commercial Register at the time of the introduction of the conditional share capital) in the form of conditional share capital for the purpose of issuing shares to grant, among other things, (i) conversion rights or warrants to holders of convertible bonds or (ii) rights to employees of a company or affiliated companies to subscribe for new shares. The shareholders of a company at a general meeting of shareholders may also authorize its board of directors to increase or reduce the company’s share capital by introducing a capital band into the company’s articles of association, at any time within a maximum five-year period, by a maximum amount of up to 50% of the issued share capital as recorded in the Thurgau Commercial Register at the time of the introduction of the capital band. For more information, please see the section of this proxy statement/prospectus entitled “Description of the Capital Stock of the Combined Company and Amended Articles—General.”
Liquidation Rights
Under Swiss law, a company may be dissolved at any time by way of liquidation, or in the case of a merger under the Swiss Merger Act, based on a resolution approved by holders of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount (par value) of the shares represented at such meeting.
Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital or voting rights request dissolution and liquidation for certain specified reasons. Under Swiss law, any net proceeds arising out of a liquidation (after settlement of all the claims of the company’s creditors) are distributed in proportion to the paid-up nominal amount (par value) of shares held. Such proceeds are subject to Swiss withholding tax, except to the extent such proceeds are paid out of share capital (reducing the nominal amount (par value) of the Combined Company Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law).
Conflicts of Interest
Under Swiss law, the members of a company’s board of directors and executive committee must notify the board of directors immediately and fully of conflicts of interest affecting them. Following such notification, the company’s board of directors shall take necessary measures to safeguard the interests of the company. In addition, the Swiss Code requires directors and senior management to safeguard the interests of the company and imposes a duty of loyalty and a duty of care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. Swiss law also provides that payments by a company to a shareholder or a director or any person associated with them (other than on arm’s length terms) must be repaid to the company if such shareholder or director was acting in bad faith. Furthermore, if, in connection with the entry into a contract, a company is represented by the person with whom it is entering into such contract, such contract must be in writing (unless the contract relates to daily business matters and the value of the company’s performance obligations under the contract does not exceed CHF 1,000).
The Organizational Regulations of the Combined Company also provide for rules on conflicts of interest. Pursuant to the Organizational Regulations, members of the Combined Company Board and the executive committee shall arrange their personal and business affairs so as to avoid an actual or potential conflict of interest. Each member of the Combined Company Board and the executive committee is obliged to immediately make an appropriate notification if the circumstances change so that they might affect or appear to affect the respective member’s independence or in case of a conflict of interest. In case of a new mandate, such notification must occur prior to accepting such mandate. The Organizational Regulations of the Combined Company further provide that all conflicts of interest involving a member of the Combined Company Board or the executive management, including conflicts of interest that constitute “related party transactions” under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, shall be reported to and reviewed by the Audit Committee in accordance with the terms of its charter, whereas such charter provides that all such transactions must be evaluated and approved by the Audit Committee. In addition, any conflict of interest involving a Board Member and other directorships or roles as described in the charter of the Governance and Sustainability Committee shall be reported to and reviewed by the Governance and Sustainability Committee in accordance with the terms of its charter, whereas such charter provides that the Governance and Sustainability Committee shall issue to the respective Board Member instructions on how to conduct himself/herself in maters before the Combined Company Board which may pertain to that conflict.
Exclusive Forum
The Amended Articles will provide that, except as set forth below, the exclusive jurisdiction for any disputes arising from company matters (including but not limited to disputes between individual shareholders and the Combined Company or its corporate bodies, as well as between the Combined Company and its corporate bodies, or between the corporate bodies themselves) is at the registered seat of the Combined Company in Frauenfeld, Switzerland. The exclusive place of jurisdiction for any disputes arising under the Securities Act, the Exchange Act and any rules and regulations promulgated thereunder is the United States District Court for the Southern District of New York, except that if United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it, any other federal district court of the United States of America may hear such claims. Any person or entity purchasing or otherwise acquiring Combined Company Shares will be deemed to have notice of and consented to the provisions of the Amended Articles, including the exclusive forum provision.
Compensation Rules
Swiss law contains rules with respect to the compensation of the Combined Company Board and the Executive Committee.
Severance Pay, Advance Payments and Transaction Bonuses
The Swiss Code prohibits certain types of compensation arrangements with members of the board of directors, executive committee and advisory board (if any) of a Swiss company with securities listed on a stock exchange. The prohibitions include contractual severance payments, post-employment non-compete undertakings that exceed the average compensation of the last three years or that are not commercially justified, compensation paid in connection with former service that is not market standard, sign-on bonuses that do not compensate for a measurable financial disadvantage, compensation paid in advance, and provisions (fixed bonuses) for a takeover or a transfer of a company or parts of it. Furthermore, notice periods in employment agreements of more than one year and long-term employment contracts for a fixed duration of more than one year are prohibited. Also, certain forms of compensation or payments (such as loans and variable compensation) are only allowed if they are provided for in the company’s articles of association.
Shareholder Approval of Compensation for Board of Directors, Executive Committee and Advisory Board
Swiss law requires that the shareholders of a Swiss company with securities listed on a stock exchange vote on the compensation of members of the company’s board of directors, executive committee and advisory board (if any). The aggregate amount of compensation of the Combined Company Board and the aggregate amount of compensation of the Combined Company’s executive committee will be subject to a binding say-on-pay vote by the shareholders of the Combined Company.
Annual Compensation Report
Under Swiss law, a company’s board of directors must prepare an annual compensation report. The disclosure relates to compensation, loans and credits directly or indirectly awarded by the company during the immediately preceding fiscal year to members of the board of directors, executive committee and advisory board (if any) and, to the extent they are not market standard, to former members (and related parties of such former members) of the board of directors, executive committee and advisory board (if any). The report must also disclose the external mandates of members of the board of directors, executive committee and advisory board (if any) held at other organizations with an economic purpose.
General Compensation Principles
The Amended Articles further specify general compensation principles with respect to the members of the Combined Company Board and the executive committee. Members of the Combined Company Board and the executive committee shall be paid fixed compensation. In addition, members of the executive committee may be paid variable compensation, comprising short-term and long-term compensation components, depending on the Combined Company’s achievement of certain performance criteria. The performance criteria may include individual targets, targets of the company or parts thereof, and targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient of the variable compensation. The Combined Company Board or, where delegated to it, the Compensation Committee, determines the relative weight of the performance criteria and the respective target values.
Compensation of members of the Combined Company Board and the executive committee may be paid or granted in the form of cash, equity (including options or similar financial instruments) or other types of benefits. The Combined Company Board, or where delegated to it, the Compensation Committee, determines grant, vesting, exercise and forfeiture conditions. In particular, the Combined Company Board or Compensation Committee may provide for acceleration or removal of vesting and exercise conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of predetermined events such as a change-of-control or termination of an employment or mandate agreement. The Combined Company may procure Combined Company Shares required to meet any resulting payment obligations by purchasing Combined Company Shares in the market or, to the extent available, issuing Combined Company Shares from conditional share capital and/or using Combined Company Shares held in treasury.
Gender Representation
According to the Swiss Code, unless each gender is represented by at least 30% of the members of a company’s board of directors and by at least 20% of the members of the company’s executive committee, the company’s annual compensation report prepared pursuant to Swiss law must (as of 2026 with respect to the company’s board of directors and as of 2031 with respect to the company’s executive committee) state the reasons why gender representation is not as prescribed and indicate measures to promote the less represented gender.
Indemnification of Directors and Officers
Subject to Swiss law, the Amended Articles allow for indemnification of the existing and former members of the Combined Company Board and executive committee and their heirs, executors and administrators against liabilities arising in connection with the performance of their duties in such capacity, and permit the Combined Company Board to advance the expenses of defending any act, suit or proceeding to such persons to the extent not included in insurance coverage or advanced by third parties. It is expected that indemnification agreements (which may be incorporated in an employment agreement or other engagement letter) will be entered into with all of the members of the Combined Company Board and executive committee that provide them and certain of their affiliated parties with additional indemnification and related rights.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
Shyft and Aebi Schmidt expect that the Combined Company will purchase and maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of the Combined Company’s directors and officers or any person who is or was or has agreed to become a director or officer of the Combined Company or is or was serving or who has agreed to serve at the Combined Company’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and that covers the Combined Company for reimbursement of payments to its directors and officers and such persons in respect of such liabilities and expenses (so long as such insurance is available on acceptable terms, which determination shall be made by the Combined Company Board from time to time).

DESCRIPTION OF THE AEBI SCHMIDT BUSINESS
Aebi Schmidt is a provider of smart solutions for clean and safe transportation surfaces and management of challenging terrain. Its unique range of products includes its own vehicles and innovative attachments for custom vehicle equipment. The products, combined with customer-tailored support and service, offer a solution for nearly any challenge. Aebi Schmidt is a globally active group headquartered in Switzerland and achieved net revenue of more than $1,085.95 million in 2024. It employs around 3,000 people in 16 sales organizations and more than a dozen production sites worldwide. Through established partnerships with dealers, Aebi Schmidt is represented in over 90 additional countries.
Brands
Aebi Schmidt’s portfolio consists of the product brands Aebi, Schmidt, Nido, Arctic, Monroe, Towmaster, Swenson, Meyer, MB, and ELP – all well-established brands in their respective markets, some for more than 100 years, as summarized below:
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Aebi was founded in 1883 in Burgdorf, Switzerland, and is the world’s leading brand for vehicles that enable the safe mechanical cultivation and maintenance of extreme slopes and particularly demanding terrain. In 1976, Aebi launched the first Terratrac slope tractor on the market, which remains the benchmark reference in its class today. The current Aebi portfolio is supplemented by single-axle implement carriers as well as powerful transporters with implement carrier functions which enable versatile and multifunctional bodies and attachments. This makes Aebi products attractive not only for agriculture, but also for the municipal sector.

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Schmidt was founded in 1920 in St. Blasien, Germany, and has significantly driven and shaped the technological development of winter maintenance equipment for over 100 years. In addition to plows, snow cutters, spreaders and sprayers, Schmidt has developed a wide range of sweeping machines since the 1960s. Schmidt has always had, and still has, the ambition to think ahead and offer the best solutions through innovation. Because of this, it developed into a leading and almost indispensable brand for local authorities, service providers and airports.

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Nido was founded in 1949 in the Netherlands and is one of the pioneers in pre-wetted salt processing. From the very beginning, the brand has been characterized by a wide variety of solutions for clearing snow and ice from cycle paths, roads, motorways and airfields with combination or attachment equipment. Thanks to its wide experience and knowledge, Nido is also considered a pioneer in the field of modern, data-driven spreading and dosage techniques which reduce consumption and environmental impact while enabling more efficient and safer operations.

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Arctic traces its history to 1934, when August Karvonen, the founder of the Arctic brand owner’s predecessor, Teho, had the vision of producing high performance road maintenance products sophisticated enough to allow the safe passage of traffic. Fifty years later, the company patented the unique sideplough technology in the Scandinavian countries. Today, Arctic is a leader in full and comprehensive solutions for both winter and summer maintenance, not only in Scandinavia, but also in the Baltic States.

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Monroe was founded in 1958 in Monroe, Wisconsin, and is an industry-leading truck equipment manufacturer, upfitter, and distributor with over 60 years of work truck expertise. Monroe has been part of Aebi Schmidt since December 2021. With a talented team of industry experts at its side, Monroe offers custom engineering, installation, manufacturing, and distribution of performance-driven municipal, commercial, and fleet vehicles. Monroe strives to provide its customers with a simple buying experience, dependable trucks and trailers, unrivaled product customization, and best-in-class customer support to meet all their truck equipment needs.

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Towmaster joined Aebi Schmidt’s portfolio of brands in December 2021 as part of the Monroe acquisition. For over 40 years, Towmaster has engineered equipment trailers that are easy to use, last longer, and haul safely. Starting with the trailers Towmaster manufactured in the 1970s, Towmaster has built a reputation for high-quality heavy-duty industrial equipment as well as for unmatched service and support.

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Meyer was founded in 1926 in Newburgh, New York, but later moved to Cleveland, Ohio. Meyer has decades of innovation that provides a history lesson in the evolution of snowplows. In its early years, it introduced the first hydraulic lift to the North American market and later it invented power angling, which enabled operators to move the plow blade left or right without having to leave the comfort of the cab. Today, Meyer is the first choice of many private truck owners and contractors when it comes to best quality plows and winter equipment.
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Swenson was founded in 1937 and has remained faithful to Illinois throughout the years, manufacturing today in Lindenwood, Illinois. Swenson is the preferred brand partner for winter road maintenance, highway construction and repair, landscaping or hauling. Swenson introduced its first hydraulic spreader in 1962 and is a pioneer of “smart spreading,” having introduced the first concept of controlled spreading in 1967. Today, its offering comprises truck and dump bodies, V-box and tailgate spreaders, hydraulic systems and liquid application systems.

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M-B Companies Inc. was founded in 1907 by three German craftsmen - the Meili brothers and Paul Blumberg - in a small workshop in New Holstein, Wisconsin where, along with other sites, MB is still located.

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Equipements Lourds Papineau (ELP) was founded in 1991, and realized earlier than many others that Aebi Schmidt’s industries aren’t necessarily looking for equipment, but for solutions. So although relatively young in the market, ELP’s products have earned a reputation for their ease of use, speed and effective operational methods. Today, ELP offers a full range of snow removal equipment, various models of dump bodies, spreaders and more, and its patented, interchangeable body system, IBS-100, can change a truck’s purpose in under 10 minutes.

Lines of Business.
Aebi Schmidt has five lines of business: Airport Runway Clearing; Snow & Ice Clearing; Street Cleaning and Marking, Environmental Maintenance; Commercial Trucks and Trailers; and Agriculture, as summarized below:
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Airport Runway Clearing. Based on many decades of experience, Aebi Schmidt offers the products and solutions required airside and landside for snow clearing and cleaning, as well as equipment, concepts and tools for all seasons. Aebi Schmidt’s airport runway clearing vehicles and products are marketed primarily under the specific Schmidt and MB brands that provide tailor-made solutions for specific airport needs.

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Snow & Ice Clearing. From snowplows to snowblowers and cutters to spreaders and sprayers, Aebi Schmidt offers a full range of products for snow clearance and de-icing of all areas, from alpine passes, highways and city streets to private driveways. Aebi Schmidt’s Snow & Ice Clearing vehicles and products are marketed under the Monroe, Swenson, ELP, Meyer, Schmidt, Arctic and Nido brands.

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Street Cleaning and Marking, Environmental Maintenance. Aebi Schmidt’s mounted, attachable and compact sweepers, street washers, transporters and numerous attachments and mountable devices, as well as its pavement marking solutions, are suitable for nearly all maintenance work. Aebi Schmidt’s street cleaning and marking, and environmental maintenance vehicles and products are marketed under the Schmidt, Ladog and MB brands.

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Commercial Trucks and Trailers. Aebi Schmidt’s specialty vehicles and solutions are designed to help you increase profits, make your job easier, and last for years. Aebi Schmidt offer a large variety of dump, service and platform bodies as well as trailers for nearly any situation imaginable. Aebi Schmidt’s Commercial Trucks and Trailers vehicles and products are marketed under the Monroe and Towmaster brands.

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Agriculture. Aebi Schmidt’s agriculture vehicles and other products enable the safe mechanical cultivation and maintenance of extreme slopes and particularly demanding terrain. These products are marketed under the Aebi brand.

The Shyft Transaction
As explained in greater detail elsewhere in proxy statement/prospectus, Aebi Schmidt has signed the Merger Agreement with Shyft, and the Closing currently is expected to occur in mid-2025, subject to certain closing conditions. See under the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to Completion of the Merger.”

Performance Overview
Please see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Aebi Schmidt” for a summary of Aebi Schmidt’s performance.
Aebi Schmidt’s Business Segments
Aebi Schmidt identifies its reportable segments based on its geographical presence as represented by its management structure. Aebi Schmidt has two reportable segments: North America and Europe and the Rest of the World. Sales by segment for fiscal years 2024 and 2023 are as follows:

North America Business Segment
Aebi Schmidt North America offers a wide range of high-performance equipment across four key areas: Airport, Municipal Winter, Commercial, and Trailers. With a long history of innovation, the company provides specialized vehicles and solutions for winter maintenance, commercial needs, and heavy-duty trailers.
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Airport. M-B Companies is a leader in airport equipment, offering snow removal products, pavement marking equipment, and a variety of attachments. With its origins in 1907 and the introduction of its first broom in 1922, M-B remains a top choice for performance, reliability, and customer service in the airport sector.

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Municipal Winter. Monroe Truck Equipment, part of Aebi Schmidt since 2021, is renowned for its custom engineering and distribution of municipal vehicles, offering snow removal solutions, truck bodies, and trailers. Swenson (founded 1937) provides innovative spreading technologies, including truck bodies, V-box spreaders, and liquid application systems. ELP (founded 1991) specializes in fast, easy-to-use snow removal equipment and has developed the patented IBS-100 body system for quick truck customization.

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Commercial. Meyer (founded 1926) is a leader in snowplows and winter equipment for private truck owners and contractors. Known for innovations like the first hydraulic lift and power angling systems, Meyer remains a trusted brand for commercial snow removal solutions.

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Trailers. Towmaster, acquired in 2021, manufactures high-quality, durable equipment trailers designed for safe hauling and long-lasting performance. With a legacy dating back to the 1970s, Towmaster trailers provide peace of mind and reliability for businesses in need of heavy-duty industrial equipment.

Europe and the Rest of the World Business Segment
Aebi Schmidt Europe provides innovative solutions across four key areas: Airport, Municipal-Summer, Municipal-Winter, and Agriculture. With over 100 years of experience, the company delivers specialized vehicles and equipment for various terrains and weather conditions.
•	Airport. Schmidt focuses on runway clearing with specialized winter maintenance equipment, including ploughs, snow cutters, spreaders, and sweepers, ensuring safe and efficient airport operations.

•	Municipal-Summer. Schmidt and Aebi provide equipment for road maintenance, with Schmidt’s sweepers designed to maintain roads efficiently, and Aebi’s transporters for municipal customers.
•	Municipal-Winter. Schmidt, Nido, and Arctic offer solutions for snow removal, de-icing, and road maintenance, with Nido leading in pre-wetted salt and data-driven spreading technology.
•	Agriculture. Aebi’s products are designed for safe and efficient agriculture operations in extreme slopes and demanding terrains.
Seasonality
Aebi Schmidt’s performance in the second half of the year typically outperforms the first half of the year due to the seasonal nature of public procurement, particularly in the winter business segment. Many municipalities and government agencies finalize their budgets and issue tenders for winter maintenance equipment and services in preparation for the colder months. This leads to a surge in orders for snowplows, spreaders, and related infrastructure as customers secure their supplies ahead of winter.
The demand for snow and ice removal equipment can be influenced by general economic conditions in the regions in which Aebi Schmidt operates, as well as local economic conditions in the regions where it sells those products, predominantly snow-belt regions in North America and Europe. In stronger economic conditions, Aebi Schmidt’s end-users may choose to replace or upgrade existing equipment before its useful life has ended, while in weak economic conditions, end-users may seek to extend the useful life of equipment, decreasing Aebi Schmidt’s sales of new equipment but increasing sales of parts and accessories. However, in many locations, snow and ice removal is a non-discretionary service necessary to ensure public safety and continued personal and commercial mobility in populated areas that receive snowfall, so end-users cannot extend the useful life of snow and ice removal equipment indefinitely, and must replace equipment that has become too worn, unsafe or unreliable, regardless of economic conditions.
Competition
The principal methods Aebi Schmidt uses to build competitive advantages include custom design capability, high product quality, superior customer service and quick delivery. Aebi Schmidt employs a solutions-based approach to offer specialized products tailored to customer needs across the spectrum of its products. Aebi Schmidt competes with companies that manufacture for similar markets, including some divisions of large diversified organizations that have total sales and financial resources exceeding those of Aebi Schmidt.
Aebi Schmidt faces strong competition in both the European and North American markets. In the airport sector, European competitors include Boschung, Overaasen, and Dammann, while in North America, companies like Fresia and Larue provide similar runway clearing solutions. For winter maintenance, European companies such as Bucher Municipal, Kupper-Weissert, and Rasco offer a range of products, while in the U.S., competitors like Douglas Dynamics, Henderson, SnowEx and Western have significant market share in the winter road maintenance segment. In the summer maintenance sector, European competition includes Fayat, Bucher Municipal, and Hako. In the agriculture segment, Reform and Lindner challenge Aebi Schmidt’s offerings in Europe. Meanwhile, in the specialty vehicles sector, U.S.-based competitors include Knapheide and Reading Trucks, which provide similar truck equipment solutions.
Aebi Schmidt’s Network of International Suppliers
In 2024, Aebi Schmidt procured goods and services from around 3,300 suppliers. Aebi Schmidt was able to largely resolve and stabilize the difficult post-COVID 19 supply chain problems and reduce costs sustainably. Uncertainties in some market segments, such as the automotive supply industry, construction machinery and agricultural and agricultural technology, led to selective impacts such as insolvencies and short-time working in the supply base. However, the resulting effects did not lead to any significant interruptions, as Aebi Schmidt was either able to reach agreements or introduce alternative suppliers.
Aebi Schmidt’s supplier base includes companies of all sizes from various industries. Aebi Schmidt’s most important product groups include steel, stainless steel, welded assemblies, motors, hydraulics and electronic components. Aebi Schmidt also maintains a network of specialized local suppliers who focus on specific finishing work. For Aebi brand products, which are manufactured in Switzerland, and Schmidt brand vehicles, which are produced in various European countries, the suppliers are located mainly in Europe.

Incoming freight is generally handled by three strategic logistics partners that send freight to various production sites in a consolidated form. Aebi Schmidt pursues a centralized procurement approach for key suppliers, which is supplemented by decentralized, logistically optimized procurement close to applicable locations. In 2024, the purchasing volume for products and services for European plants amounted to €205 million, which corresponds to a reduction of around 2% compared to the previous year. In North America, purchasing volume remained stable at around $290 million, a combination of increased flow of goods and reduced costs.
In Asia, Aebi Schmidt purchases smaller quantities of supplies directly from specialized suppliers. In the Chinese airport business, Aebi Schmidt is also breaking new ground and manufacturing products as part of a joint venture with a locally-based partner company, which provides a correspondingly higher proportion of local added value. In North America, Aebi Schmidt’s focus is on sourcing as much as possible locally. In doing so, Aebi Schmidt is meeting the requirements of a growing number of customers in this region that are tied to local value creation as they use subsidies for procurement.
Sustainability in the Supply Chain
By implementing environmental guidelines and corresponding certifications, Aebi Schmidt is aiming to set itself apart from the competition and satisfy increasingly sustainability-conscious customers. A decisive factor here is the involvement of suppliers. Aebi Schmidt’s structured supplier management system seeks to evaluate and classify all suppliers in terms of their processes, quality, energy consumption, environmental guidelines and ISO 9001 and 14001 certifications.
Global quality management plays an important role in the assessment of suppliers. Quality assurance agreements are an integral part of the contractual framework with Aebi Schmidt suppliers. In some cases, these agreements go beyond the statutory minimum requirements and provide liquidated damages and/or extended warranty rights.
In 2023 Aebi Schmidt started in Europe to audit and assess supplier processes in accordance with VDA 6.3. The standard introduced by the German Association of the Automotive Industry (VDA) for automotive manufacturers and suppliers is generally regarded as a benchmark in the industry. Aebi Schmidt sees its suppliers as partners and seeks to find solutions for existing partners to close any material gaps identified in Aebi Schmidt’s requirements profile.
Aebi Schmidt’s supply chain is subject to systematic checks that aim to ensure that all legal requirements continue to be met with such a diverse range of suppliers. This includes strict selection and evaluation procedures and optimized supplier management. The Supplier Code of Conduct, which is binding for Aebi Schmidt’s suppliers, covers compliance with legal regulations, transparent business relationships, fair market behavior and the protection of trade secrets and data. Aebi Schmidt carries out extensive export controls, seeking to ensure that products and spare parts are not used for unauthorized military purposes. Software is used to compare every new contractual partner – whether supplier, customer or dealer – with public sanctions lists. Aebi Schmidt uses such software with the intent to avoid deliveries being made to people, companies, states or institutions that have been sanctioned by an official body.
Sustainability is also an integral part of the onboarding and management process for suppliers to ensure the future-proof procurement of materials and services. Suppliers’ compliance with sustainability standards is regularly reviewed, and any material breaches result in the termination of the supplier relationship. New suppliers are assessed on the basis of environmental criteria, such as the reuse of raw materials or the reduction of CO2 emissions and must fulfil the specified Code of Conduct. Multiple projects focusing on CO2 emissions and resource efficiency in logistics and packaging are an example of successful efforts in the supply chain.
Research & Development
Aebi Schmidt’s success depends on its ability to innovate and add new products and features ahead of changing market demands and new regulatory requirements. Thus, Aebi Schmidt emphasizes research and development and commits significant resources to develop and adapt new products and production techniques. Aebi Schmidt spent approximately $20 million in 2024 and $17 million in 2023 on research and development.
In particular, Aebi Schmidt is dedicated to the challenge of using innovative technology to protect the environment and conserve resources; it offers its customers products that are not only high quality, but environmentally friendly as well. Below are a few examples of that effort.
In 2024, Aebi Schmidt further pushed the development of electric drives and presented the Schmidt eCleango, the Aebi CC 1 40e, the LADOG E1400, the Swenson VBEL eForce spreader and an electro- hydraulic power pack for Stratos spreaders. Apart from reduced emissions and operating costs, electric drives also result in less vibration. They are significantly quieter than conventional engines – an advantage for drivers and users as well as for those living in the vicinity. For drivers, these advantages have a positive effect on their health and performance, because working with such machines is more comfortable. In addition, vehicles with electric drives produce considerably less fine dust than those with diesel engines.
Aebi Schmidt was very pleased to see that its electrically powered eSwingo 200+ sweeper, which is already well established in Europe, has also met with interest in North America. Several machines are already in use and shortly after its market introduction, five dealers have secured distribution in their region. Aebi Schmidt will also offer the eCleango, the larger sister model of the eSwingo 200+ – which was introduced to customers in Europe in June – to interested municipalities and service providers in North America.
In addition to electric drives, Aebi Schmidt also offers future-oriented and modern solutions to customers who, for various reasons, do not yet wish to rely on electric drives. The Aebi TT 281+ also complies with the EPA standards applicable in the United States.
Optimizing drives is just one way Aebi Schmidt is making machines and processes more environmentally friendly. Aebi Schmidt also implements sustainable ideas in intelligent solutions which contribute to lowering energy and resource consumption. That is why Aebi Schmidt is focusing its efforts on developing components and devices with modern, lighter materials, thus ensuring that less energy is consumed overall during operation. Combining functions makes it possible to work with one machine instead of two. The highway snowplow, which combines the front and side plows in a single piece of equipment, is one example.
Product Warranties
Aebi Schmidt provides limited warranties against assembly and construction defects. These warranties generally provide for the replacement or repair of defective parts or workmanship for specified periods, ranging from one year to ten years, following the date of sale. With the use of validation testing, predictive analysis tools and engineering and design standards, Aebi Schmidt strives to continuously improve product quality and durability and reduce its exposure to warranty claims. The end users also may receive limited warranties from suppliers of components that are incorporated into Aebi Schmidt’s chassis and vehicles.
Patents, Trademarks and Licenses
Aebi Schmidt has 34 United States patents, which include rights to the design and structure of snowplows, spreaders, and certain peripheral equipment as well as their control and installation, and Aebi Schmidt has 5 United States, Canada, and Patent Cooperation Treaty pending patent applications. The existing patents will expire on various dates from 2025 through 2044 and utility patents are subject to payment of required maintenance fees.
Aebi Schmidt has more than 60 trademark rights, including protection for all of its product brands. The protection is mostly international, in individual cases national and/or with national restrictions of the scope of protection. The protective rights apply not only to the product brands but also to other brands that Aebi Schmidt uses to market individual products, features or services. Currently, no new applications are pending. The trademark rights are renewable under applicable laws, subject to payment of required fees and the filing of affidavits of use.
Aebi Schmidt’s products and services are identified by its brands, which are protected by trademark. Aebi Schmidt’s trademarks are valuable assets to both of Aebi Schmidt’s business segments. Aebi Schmidt is not aware of any infringing uses or any prior claims of ownership of its trademarks that could materially affect its business. It is Aebi Schmidt’s policy to pursue registration of its primary marks whenever possible and to vigorously defend its patents, trademarks and other proprietary marks against infringement or other threats to the extent practicable under applicable laws.
Human Capital Management
As of December 31, 2024, Aebi Schmidt employed approximately 3,000 employees and contractors. Aebi Schmidt’s production processes leverage a combination of skilled tradespeople and high-touch assemblers working in body, electrical, mechanical, paint, and assembly operations. Aebi Schmidt strives to create a workplace of choice to attract, retain, and develop top talent to achieve its vision and deliver shareholder results.
As a globally active company operating in various countries, competent and satisfied employees are crucial to the long-term economic success of Aebi Schmidt. Aebi Schmidt offers an attractive working environment with country-specific benefits, and Aebi Schmidt is committed to equal treatment. The health of its staff and workplace safety are Aebi Schmidt’s top priorities. Aebi Schmidt believes the structure of its compensation packages provides the appropriate incentives to attract, retain and motivate its employees. Aebi Schmidt provides base pay that is competitive, and which aligns with employee positions, skill levels, experience and geographic location. In addition to base pay, Aebi Schmidt seeks to reward employees with incentive awards, recognition programs, educational opportunities, paid time off, and equity awards for employees in certain roles.
Collaboration is one of Aebi Schmidt’s six corporate key values, and it incorporates flexibility and openness towards the different cultural and job-specific backgrounds of its employees. Open and honest interaction encourages all employees to become actively involved in the company. To create a standardized framework for employees at all its locations, Aebi Schmidt has implemented norms and standards. Employees are updated regularly and transparently by various means of internal corporate communication, such as newsletters, an intranet, CEO messages, roadshows, management calls and Global Townhalls. In 2023, Aebi Schmidt updated the intranet and transferred it to a new and modern platform. In doing so, Aebi Schmidt placed special emphasis on promoting communication between the individual teams and departments by means of uniform structures and tools. Finally, Aebi Schmidt also respects employee needs in the design of their workplaces. These framework conditions enable Aebi Schmidt to position itself as an attractive employer to qualified personnel in a competitive employment market.
Customers
Aebi Schmidt’s customers include local authorities and businesses in the public sector as well as in various other sectors, including agricultural businesses, airports, the military, specialty vehicles dealers, fleet, service and industrial companies. As a manufacturer of machinery and equipment, but increasingly also as a service provider, Aebi Schmidt is driven by the diverse wishes and needs of these customers. To be close to the market and its customers, Aebi Schmidt is represented directly in 16 countries with its own sales and service organization and in over 90 other countries via established sales partners.
Aebi Schmidt is a global leader in intelligent solutions for customers who care for clean and safe infrastructure and cultivate challenging grounds. The unique variety of Aebi Schmidt’s range of products comprises its own vehicles as well as innovative attachable and demountable devices for individual vehicle equipment. A support and service program perfectly tailored to sophisticated customer needs offers the appropriate solution to nearly any challenge. Based on Aebi Schmidt’s competitive product range, it strives for total solutions, enabling an economic, safe and traceable treatment. Aebi Schmidt’s ultimate mission is to improve the performance of its customers. Aebi Schmidt believes that it has developed strong relationships with its customers and continually works to develop new customers and markets. See related risk factors in the section of this proxy statement/prospectus entitled “Risk Factors – Risks Relating to Aebi Schmidt’s Business.”
Sales to customers outside the United States were $536 million, $4515 million, and $394 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, or 49%, 51%, and 45%, respectively, of sales for those years. Substantially all Aebi Schmidt’s long-lived assets are located in the United States.
In 2024, the top 10 customers in North America represented 13% of net sales, while in Europe, they accounted for approximately 14%. This indicates a low level of customer concentration, as no single customer or small group of customers holds a disproportionate share of the sales, demonstrating that customer dependence is not a concern for the business in these regions.
Description of Property
Aebi Schmidt’s sales and services facilities are located in the United Kingdom (Aebi Schmidt UK); Austria (Aebi Schmidt Austria); Spain (Aebi Schmidt Ibérica); Italy (Aebi Schmidt Italia); Norway (Aebi Schmidt Norge); Sweden (Aebi Schmidt Sweden); Denmark (Aebi Schmidt Denmark); Belgium (Aebi Schmidt Belgium); China (ASH Trading & Services Co.); Switzerland (providing international coverage) (Aebi Schmidt International).
Aebi Schmidt’s sales, services and production facilities are located in St. Blasien, Germany (Aebi Schmidt Deutschland); Holten, The Netherlands (Aebi Schmidt Nederland); Kielce, Poland (Aebi Schmidt Polska); Burgdorf, Switzerland (Aebi Schmidt Schweiz); Jyvävasjtkä, Finland (Artic Machine OY); Cleveland, Ohio (Meyer Products); Lindenwood, Illinois (Swenson Products); New Holstein, Wisconsin (M-B Companies - Attachments); Chilton,

Wisconsin (M-B Companies - Airport Equipment and Brushes); Muncy, Pennsylvania (M-B Companies - Pavement Marking); Monroe, Wisconsin (Monroe Truck Equipment); Litchfield, Minnesota (Monroe Truck Equipment – Towmaster); and Saint-Andre-Avelin (QC), Canada, Saint-André-Avellin (QC) (Equipements Lourds Papineau, Inc. and Aebi Schmidt Canada, Inc.).
Aebi Schmidt’s global logistics centers are located in Laatzen, Germany and Fond Du Lac, Wisconsin, USA.
The plants are primarily owned by Aebi Schmidt, whereas the offices are mostly leased. This distinction is based on Aebi Schmidt’s strategy to maintain long-term control over manufacturing facilities, which are essential to its production processes, while opting for leased office spaces to provide flexibility in terms of location and costs.
Plan of Operation for Fiscal Year 2025
Aebi Schmidt’s plan for operations in 2025 is based on the following strategic initiatives:
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In North America, the focus is on growth, particularly through geographical expansion, with Commercial and After Sales growth in Winston-Salem and Minnesota, Airport business targeting tier 2-3 airports with new products, Municipal expansion through Monroe/Swenson synergies, and Canadian Municipal growth beyond Quebec.

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In Europe and the Rest of the World, the focus is on growth with eProducts in existing markets, recovering Airport business in Europe and Asia, and increasing After Sales share and profitability through new field service management and efficiency improvements.

•	The focus in operations is on supply chain efficiency, operational excellence in Europe, and executing the North America footprint strategy.
•	The focus in quality is to continue to improve quality and to reduce cost of quality.
•	Concerning innovation the focus is on realizing the strategy with new products in airport, electrification of sweeper, spreader and Aebi products.
•	Concerning other staff functions:
○	IT: the harmonization of the IT operating system in US
○	Finance: the optimization of processes and business partner approach
○	HR: retention and acquisition of key personnel
Non-GAAP Financial Measure
For information on Aebi Schmidt’s use of non-GAAP financial measures, please see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Aebi Schmidt—Non-GAAP Financial Measures.”
Information About Aebi Schmidt’s Executive Officers
For information on the Aebi Schmidt officers who will be executive officers of the Combined Company at the Effective Time, please see the section of this proxy statement/prospectus entitled “Combined Company Board of Directors and Executive Leadership—Combined Company Executive Officers following the Merger.”
Legal Proceedings
At December 31, 2024, Aebi Schmidt was party, both as plaintiff or defendant, to a number of lawsuits and claims arising out of the normal conduct of its businesses. Aebi Schmidt’s management does not currently expect its financial position, future operating results or cash flows to be materially affected by the final outcome of these legal proceedings.

DESCRIPTION OF MATERIAL INDEBTEDNESS
On March 10, 2025, Aebi Schmidt entered into the New Credit Facilities Agreement. The Commitment Papers contemplated total facilities of $550 million, but Aebi Schmidt and the Lenders agreed to increase the revolving credit facility by $50 million, resulting in total facilities of $600 million under the New Credit Facilities Agreement.) After the Closing, certain Shyft entities must accede to the Credit Facilities Agreement as additional guarantors.
The New Credit Facilities Agreement provides for a multicurrency senior secured amortizing term loan facility in an aggregate amount of up to $350 million (the “New Term Loan Credit Facility”) and a multicurrency senior secured revolving loan facility in an aggregate amount of up to $250 million (the “New Revolving Credit Facility,” and together with the New Term Loan Credit Facility, the “New Credit Facilities”), both of which mature no later than five years after the first utilization under the New Credit Facilities Agreement. A Lender may also provide an ancillary loan facility up to the amount of its commitments under the revolving loan facility, whereby the aggregate amount of the ancillary facility may not exceed $100 million. An ancillary facility may be made by way of any other facility or accommodation required in connection with the business of Aebi Schmidt. The loans carry an interest rate of either (i) compounded SOFR for loans in USD plus a credit adjustment spread of 0.10% p.a., (ii) daily non-cumulative compounded SARON for loans in CHF and (iii) EURIBOR for loans in EUR, in each case plus a margin based upon Aebi Schmidt’s ratio of net senior debt to LTM EBITDA, calculated on a quarterly basis starting December 31, 2025, and an increase of 0.20% for loans in USD. The initial margin is 3.25% p.a.
The facilities and other obligations under the New Credit Facilities Agreement are secured by guarantees from certain subsidiaries, security interests in the shares or equity interests of certain subsidiaries and a security assignment of certain claims and receivables under intercompany loans granted by Aebi Schmidt to other members of the group. Additionally, the outstanding Shareholder Loans (described below) granted to Aebi Schmidt are subordinated to the secured obligations owed to the Lenders under the New Credit Facilities Agreement (and will be amended and restated concurrently with the Closing). The security interests in the shares and equity interests of certain subsidiaries can be released during the term of the New Credit Facilities Agreement upon fulfillment of certain conditions. The New Credit Facilities Agreement requires Aebi Schmidt to maintain certain financial ratios (covenants); prohibits it from incurring additional indebtedness; limits certain acquisitions, investments, advances or loans; and restricts substantial asset sales, all subject to certain exceptions and baskets.
The proceeds of the New Credit Facilities will be used (1) to refinance existing interest-bearing financial indebtedness of Aebi Schmidt and Shyft (and their subsidiaries) (the “Refinancing”) and (2) to pay costs and expenses incurred in connection with the Refinancing and the Transactions (collectively, the “Finance Uses”). The New Revolving Credit Facility may additionally be used for general corporate and working capital purposes (including permitted acquisitions). The obligations of the Lenders to consummate the Debt Financing under the New Credit Facilities Agreement are subject to certain closing conditions, including the consummation of the Merger.
The closing of the New Credit Facilities Agreement will occur at the Closing, so utilizations under the New Credit Facilities Agreement will not occur prior to the Closing. Prior to the Closing, Aebi Schmidt will continue to rely on the Existing Credit Facilities Agreement, which will be replaced by the New Credit Facilities Agreement. The Existing Credit Facilities Agreement provides for term loan facilities in an aggregate amount of up to $180 million and EUR 45 million and a revolving loan facility in an aggregate amount of up to EUR 165 million. The outstanding Shareholder Loans are subordinated to the secured obligations owed to the Lenders under the Existing Credit Facilities Agreement.
Each of PCS and Gebuka extended unsecured shareholder loans in 2015 and 2018 to Aebi Schmidt that will survive the Closing (the “Shareholder Loans”). The Shareholder Loans were amended and restated in December 2021 and are expected to be amended again on or around Closing. The 2015 Shareholder Loan from PCS is for an aggregate principal amount of CHF 13,563,257 and the 2018 Shareholder Loan from PCS is for an aggregate principal amount of EUR 15 million. The 2015 Shareholder Loan from Gebuka is for an aggregate principal amount of CHF 10 million and the 2018 Shareholder Loan from PCS is for an aggregate principal amount of EUR 10 million. Each shareholder loan renews for a one-year term each January 1 unless it is terminated by the shareholder lender or Aebi Schmidt upon 90 days’ notice prior to a calendar year-end. While the Shareholder Loans are subordinated to secured obligations owed to the Lenders, they cannot be terminated by either party. Each shareholder loan bears interest at 2.5% p.a. payable annually.

COMBINED COMPANY BOARD OF DIRECTORS AND EXECUTIVE LEADERSHIP TEAM
Combined Company Board Following the Merger
The following chart sets forth certain information, as of April 1, 2025, concerning the individuals who are expected to serve as the Combined Company’s directors following the Merger. Each person identified below as a current member of Aebi Schmidt’s Board will remain a director upon Closing, and each person who is not identified as a current member of Aebi Schmidt’s Board will become a director effective upon Closing, in each case pursuant to Section 7.14(a)(ii) of the Merger Agreement. The Combined Company’s directors will serve a one-year term, ending with the conclusion of the next Annual General Meeting.

Director	Age	Director Since	Independent	Audit	Compensation	Governance and Sustainability
James Sharman, Board Chair	65	N/A	X		X
Barend Fruithof, Group CEO	57	N/A
Peter Spuhler	66	2006
Michael Dinkins	70	N/A	X	X
Angela Freeman	56	N/A	X		X
Paul Mascarenas	62	N/A	X			Chair
Terri Pizzuto	65	N/A	X	X
Andreas Rickenbacher	57	2016	X		Chair	X
Martin Ritter	39	2022
Patrick Schaub	46	2022	X	Chair		X
Daniela Spuhler	47	2023

Background and Business Experience
James A. Sharman has served as Chair of Shyft’s Board since 2017, and will become Chair of Aebi Schmidt’s Board upon Closing. Since 2023, Mr. Sharman has been a senior advisor to Norwest Equity Partners, a middle market investment firm. Mr. Sharman was President of GoHealth, a leading provider of technology and service solutions for the health care and insurance industries, from 2020 to 2022 and previously served as its Chief Operating Officer beginning in 2018. From 2014 until he joined GoHealth in 2018, Mr. Sharman served as Chief Operating Officer of Coyote Logistics, a freight broker and logistics services provider and a subsidiary of United Parcel Service. From 2006 through 2014, Mr. Sharman served as Managing Partner of Truecast Capital, LLC, an investment firm. His work history includes President and Chief Executive Officer of World Kitchen, Inc., a manufacturer of kitchen products, and Chief Executive Officer of Rubicon Technology, Inc., a manufacturer of synthetic-crystal components. He was Senior Vice President of Global Supply Chain for CNH Industrial, an agricultural and construction equipment supplier, as well as Vice President and General Manager, Latin America, for the Case Corporation, a machinery and equipment manufacturer. He served as the Commanding Officer of an engineering company in the United States Army and was an assistant professor at the United States Military Academy, West Point. Mr. Sharman is a graduate of the United States Military Academy at West Point and Duke’s Fuqua School of Business.
Mr. Sharman brings extensive knowledge and expertise in executive leadership and operational and management issues relevant to manufacturing environments. He has subject matter expertise in corporate governance, program and project management, customer relationship management, supply chain strategy, and risk management.
Michael Dinkins has served as a member of Shyft’s Board since December 2020, and will become a member of Aebi Schmidt’s Board upon Closing. Mr. Dinkins currently is President and Chief Executive Officer of Dinkins Financial, a consulting firm that assists small businesses in raising capital. Prior to founding Dinkins Financial in 2017, Mr. Dinkins served in various leadership roles, including as Chief Financial Officer and board member at Integer Holdings Corporation, a medical device manufacturer, from 2012 to 2017. In addition, Mr. Dinkins’ prior experience includes serving as Chief Financial Officer at each of USI Insurance Services, an insurance and risk management provider, Hilb, Rogal & Hobbs Co., an insurance risk and management provider, and NCR Worldwide Customer Service Operations, a provider of financial services equipment and software. Mr. Dinkins’ career began at General Electric where he served for 17 years in multiple financial roles. He is a past member of the board of directors of three publicly traded companies and currently serves on the board of the National Council on Compensation and

Insurance, a provider of workers compensation data and insights. Mr. Dinkins received a Bachelor of Science degree in Finance from Michigan State University and graduated with honors from General Electric’s Financial Management Program where he also served as an instructor. He also obtained certified public accountant and certified management accountant certificates.
Mr. Dinkins has extensive experience in executive leadership, financial reporting, accounting, and Sarbanes-Oxley compliance. His experience serving as a financial executive with multiple companies provides him with subject matter expertise in acquisitions and divestitures, risk management, asset allocation, and oversight of operational functions.
Angela K. Freeman has served as a member of Shyft’s Board since August 2019, and will become a member of Aebi Schmidt’s Board upon Closing. Ms. Freeman serves as the Chief Human Resources and ESG Officer at C.H. Robinson Worldwide, Inc., one of the world’s largest third-party logistics providers. At C.H. Robinson, Ms. Freeman leads the company’s global talent, sustainability, DEI, and corporate responsibility strategies. She has been with the company for 25 years and prior to her current role led Investor Relations, Marketing, and Public Affairs. In addition, she serves as Chairperson of the board of directors of the C.H. Robinson Foundation, the company’s philanthropic affiliate. Ms. Freeman also serves on the board of directors of the University of North Dakota Alumni Association & Foundation and on the Gartner Global CHRO Leadership Board. Ms. Freeman holds a Master of Science degree in comparative politics from the London School of Economics, in addition to a Bachelor of Arts degree in political science and a Bachelor of Science degree in secondary education from the University of North Dakota.
Ms. Freeman brings extensive public company experience in human resources, including executive compensation, human capital management and DEI, ESG, investor relations and communications, stakeholder management and government affairs. She has subject matter expertise in strategy creation and deployment, change management, digital transformation and scaling organizations, executive succession, and mergers and acquisitions.
Paul A. Mascarenas has served as a member of Shyft’s Board since June 2018, and will become a member of Aebi Schmidt’s Board upon Closing. Mr. Mascarenas served as President of the International Federation of Automotive Engineering Societies (FISITA) from 2014 to 2016, and as a director from 2012 to 2018. Previously, Mr. Mascarenas worked for 32 years at Ford Motor Company, holding various product development and engineering positions, and most recently serving as Chief Technical Officer and Vice President of Research & Advanced Engineering, leading Ford’s worldwide research organization. Mr. Mascarenas is a Fellow of the Institution of Mechanical Engineers, and a Fellow of the Society of Automotive Engineers. He served as General Chairperson for the 2010 SAE World Congress and Convergence; and as President of SAE International for the 2019 term. Mr. Mascarenas is currently a Venture Partner with Fontinalis Partners, a venture capital fund focused on mobility technology. In 2015, he was awarded an Order of the British Empire (OBE) by her Majesty Queen Elizabeth II for his services to the automotive industry. Mr. Mascarenas received a degree in mechanical engineering from University of London, King’s College in England and in 2013 received an honorary doctorate degree from Chongqing University in China.
Mr. Mascarenas’ professional experience, including as the technology leader of a global public company and other public company board assignments, enables him to contribute his expertise in technology and innovation, industrial manufacturing, public company governance, and executive compensation matters.
Terri A. Pizzuto has served as a member of Shyft’s Board since January 2021, and will become a member of Aebi Schmidt’s Board upon Closing. Ms. Pizzuto served as a financial officer for Hub Group, Inc., a multi-billion-dollar public company offering comprehensive transportation and logistics management solutions, for 18 years, including the last 13 years as Chief Financial Officer prior to her retirement in June 2020. Ms. Pizzuto retains the title of Chief Financial Officer Emeritus at the Hub Group. Before joining the Hub Group, Ms. Pizzuto was an audit professional at Arthur Andersen LLP for 22 years, including the last 6 years as an audit partner, where she served a wide variety of SEC registrants and other clients in logistics, manufacturing, high tech, and other industries. Ms. Pizzuto serves on the board of directors of Triton International, a global container leasing company, IPS Corporation, a privately-held manufacturer, CRST, Inc., a privately held freight company, and Mastery Logistics Systems, a privately held technology company in the supply chain logistics space. Ms. Pizzuto earned a bachelor’s degree in accounting from the University of Illinois and is a certified public accountant.
Ms. Pizzuto is a qualified financial expert with over 40 years of experience in financial and strategy leadership roles. Her areas of expertise include SEC regulatory compliance, global finance and accounting, investor relations, technology transformations, acquisitions and divestitures, and asset management.

Peter Spuhler has served as Chair of Aebi Schmidt’s Board since 2006. Mr. Spuhler will give up the role of Chair but remain a member of Aebi Schmidt’s Board upon Closing. Mr. Spuhler also has served as Chair of the board of directors of PCS Holding AG, an investment company, since 2006, and Stadler Rail Group, a manufacturer of railway rolling stock, since 1989 (of which he also worked as a Group Chief Executive Officer from 1989 to 2018 and from 2020 to 2023). Mr. Spuhler currently serves as a member of the board of directors of Robert Bosch GmbH, a German engineering and technology company, since 2019, European Loc Pool AG, a railroad company, since 2018, Allreal Holding AG (“Allreal”), a commercial and institutional building construction company since 2013, and Rieter Holding AG, a producer of textile machinery, since 2009. Mr. Spuhler served as a member on the board of directors of Evonik Industries AG, a German specialty chemicals company, from 2018 to 2021, Autoneum Holding AG, an automobile company, from 2011 to 2021, Kuehne Holding AG, a logistics services company, from 2006 to 2008, UBS AG, a financial institution, from 2004 to 2008, and Von Roll Holding AG, an industry leader of electrical insulation systems, from 2002 to 2004. Mr. Spuhler was a Company Commander in the Swiss Armed Forces from 1991 to 2000 and a member of the National Council Swiss Parliament from 1999 to 2012. Mr. Spuhler studied Business Administration at the University of St. Gallen. Mr. Spuhler’s spouse, Daniela Spuhler, is also a member of Aebi Schmidt’s Board.
Mr. Spuhler is a seasoned entrepreneur with extensive experience in executive leadership and industrial management. As the former CEO and continuing majority owner of Stadler Rail, he transformed the company into a global leader in rolling stock manufacturing. He brings proven expertise in corporate strategy, innovation management, operational efficiency, and international business development.
Andreas Rickenbacher has served as the Vice Chair of Aebi Schmidt’s Board since 2016. Since 2024, Mr. Rickenbacher has been Chair of the board of directors for Suva, one of the biggest injury insurance companies in Switzerland. Since 2023, Mr. Rickenbacher has served as a consultant for Bantel & Partner AG, a public relations firm in Zurich, Switzerland, having previously served as a director from 2017 until 2023. Mr. Rickenbacher has served as Chair of the board of directors of CSEM AG, a Swiss research and development center active in the fields of precision manufacturing, digitalization, and renewable energy, since 2023, and served as a member of the board of directors of Ender Diagnostics AG, a medical laboratory in Bern, Switzerland until 2024. Mr. Rickenbacher was the Vice President of the Switzerland Innovation Foundation from 2015 to 2021 and has since served as its President since 2022. Since 2018, Mr. Rickenbacher has served on the board of directors of BKW AG, a power production and distribution utility in Bern, Switzerland. Since 2016 he has served on the board of directors of each of HRS Real Estate AG, a Swiss owner-managed real estate service provider, Bernexpo AG, an exhibition and trade center in Bern, Switzerland, the Andreas Rickenbacher Management AG, a business consultant company (for which he is also serving as a management consultant). Since 2016, Mr. Rickenbacher also serves as the Vice President of the Organization Committee at the Internationale Lauberhornrennen Wengen Association, a group that organizes ski races. From 2017 to 2023, Mr. Rickenbacher served as a member on the board of directors of Bigla Care AG, a supplier of hospital beds and mattresses, from 2016 to 2021, Mr. Rickenbacher served as a member of the advisory board of the Swiss Economic Forum. Mr. Rickenbacher founded and owned Rickenbacher Projekte GmbH, a public relations company, from 2004 to 2008. Mr. Rickenbacher worked as a project leader at MCM Consultants AG, a consultant company from 1998 to 2004 and as a project leader and assistant at Gfs.bern, a political and communications market researcher from 1992 to 1998. Mr. Rickenbacher was Secretary of Economic Affairs from 2006 to 2016 and governor from 2012 to 2013 of the Canton of Bern. Mr. Rickenbacher earned a Master of Science and Business Administration from University of Bern.
Mr. Rickenbacher has extensive knowledge and experience in executive leadership of large and complex public and private sector organizations. His subject matter expertise covers strategic business management, human resources, compensation, and organizational matters as well as stakeholder management and customer relationship management. Based on various board memberships, he has insight into different industries in different world regions.
Martin Ritter has served as a member of Aebi Schmidt’s Board since 2022. Mr. Ritter has been the Chief Executive Officer of Stadler US Inc., a railroad company, since 2016. From 2014 to 2016, Mr. Ritter was the Assistant to the Group Chief Executive Officer and Project Manager for Stadler Rail Management AG, a Swiss manufacturer of railroad rolling stock. Mr. Ritter was an Executive Assistant and the Head of Internal Services at Invents.ch, an event management company in Zurich, Switzerland, from 2013 to 2014 and he worked at PWC, an audit and assurance, consulting, and tax services company, in the Tax and Legal Group from 2011 to 2013. Mr. Ritter was a Company Commander from 2014 to 2018, an Officer from 2008 to 2014, and a Soldier from 2005 to 2008 in the Swiss Armed Forces. Mr. Ritter earned a Master in Accounting and Finance and a Bachelor in Business Administration from the University of St. Gallen.
Mr. Ritter has extensive leadership experience in international business environments. He has a demonstrated track record of developing and executing strategic plans to drive business results in the manufacturing and transportation industries. He is a subject matter expert in project management, creating and implementing operational processes, strategic sales, and collaborative stakeholder management.
Patrick Schaub has served as a member of Aebi Schmidt’s Board and Chairman of its Audit Committee since 2022. Mr. Schaub is the co-founder and Managing Director of the Transaction Advisory Group of Alvarez & Marsal Switzerland GmbH, a business management consultant in Zurich, Switzerland, since 2019. Mr. Schaub worked at KPMG AG, an audit, tax, and advisory service, as a Partner in the Transaction Services Group from 2018 to 2019, as a Director in Transaction Services Group from 2006 to 2018, and as an Assistant Manager in the Audit Group from 2002 to 2006. Mr. Schaub worked at Swissair, an airline, as a Business Data Analyst from 1998 to 2001.
Mr. Schaub graduated from Zürcher Hochschule Winterthur (FH) with a Bachelor in Business Management and Economics, and has been a Swiss Certified Public Accountant since 2006. Mr. Schaub brings leadership experience, along with his extensive financial expertise. His experience in advising corporations includes acquisitions and divestments, management accounting, financial reporting and risk management.
Daniela Spuhler has served as a member of Aebi Schmidt’s Board since 2023. Since 2007, Ms. Spuhler owns two construction companies, Esslinger AG and Barizzi AG, and has been a Managing Director of each since 2007 and a member of the board of directors of each since 2008. Since 2007 she has been a member and Vice President of PCS Holding AG. She has also served as a member of the board of directors of DSH Holding AG, an investment company, since 2008 (for which she serves as the Vice President), Wohnpark Promenade AG Frauenfeld, a condominium complex, since 2010 (for which she serves as the President), Talvo Engadin AG, a restaurant, since 2011 (for which she serves as the Vice President) and Cat Aviation AG, a private charter airline, since 2018. Ms. Spuhler has served as a member of the board of directors of HG Commerciale, a service company for the construction industry since 2015. Ms. Spuhler earned a Bachelor of Business Administration from Zürcher Hochschule Winterthur.
Ms. Spuhler brings extensive experience in executive leadership in regards to strategic and operational execution in industrial companies. She serves on various boards in different industries and is subject matter expert in customer relationship management, program and project management and operational excellence. Ms. Spuhler’s spouse, Peter Spuhler, is Chair of Aebi Schmidt’s Board.
Barend Fruithof has served as the Group Chief Executive Officer of Aebi Schmidt since 2017, and will become Vice Chair of Aebi Schmidt’s Board upon Closing. Mr. Fruithof has been Chairman of the board of directors of Zugerbergfinanz AG, a financial institution in Zug, Switzerland, since 2017 and Erni Group, a Swiss software engineering company, since 2018 and a member of the board of directors of ISS Switzerland, a facility service provider company, since 2021. Mr. Fruithof served as Chairman of the board of directors of esisuisse, a Swiss deposit insurance, from 2010 to 2023 and as Vice Chairman of the board of directors of Swiss Steel Group, a listed steel group based in Lucerne, Switzerland, from 2022 to 2024. Mr. Fruithof was a member of the board of directors of Amag Leasing, an automotive leasing company, from 2015 to 2024, HRS Real Estate AG, Swiss owner-managed real estate service provider, from 2016 to 2023, Julius Baer & Co. AG, a private Swiss bank, (as well as its Head of Switzerland & Global Custody) from 2015 to 2016, Credit Suisse Group, a leading financial services company, from 2008 to 2015 (as well as its Head of Corporate & Institutional Client from 2008 to 2015 and a member of the Private Banking Division Management from 2008 to 2015. Mr. Fruithof served as Chief Financial Officer and Head of the Finance & Corporate Center Department, as well as a member of the executive board of Raiffeisen Group Switzerland, St. Gallen, the second largest banking group in Switzerland, from 2004 to 2007, and as the Chief Executive Officer of Aduno Group from 2001 to 2003 and Viseca Card Services SA, Glattbrugg from 2001 to 2003, each a credit card service company. Mr. Fruithof worked as the Head of Product and Distribution Management from 1997 to 2000 and Heard of Payment Services from 1992 to 1996 of Zurich Cantonal Bank, the largest cantonal bank in Switzerland, and as Head of Product Management of Europay (Switzerland) SA, a member of the European banking services consortium which provides the international EuroCard/MasterCard credit-card; the EC-card for

ATM-withdrawals, debit-card and cheque-guarantee; the EC-Direct debit-card (Switzerland-only); and the Maestro debit-card (international), in 1997. Mr. Fruithof holds a degree in business administration (KLZ), and a master of marketing (eidg. dipl. Marketingleiter) from University Bern and an Executive MBA from University St. Gallen (HSG).
Mr. Fruithof has extensive experience in executive leadership, financial reporting, accounting and compliance. His experience serving as Chief Executive Officer and in other positions for industrial companies provides him with subject matter expertise in strategy, acquisitions and divestitures, risk management, asset allocation, and oversight of operational functions. Mr. Fruithof is also a skilled farmer.
Combined Company Executive Officers Following the Merger
The following sets forth certain information, as of April 1, 2025, concerning the individuals Aebi Schmidt’s Board has approved as the Combined Company’s executive officers following the Merger.

Name	Age	Executive Officer Position(s) upon Closing
Barend Fruithof	57	Group Chief Executive Officer
Marco Portmann	37	Group Chief Financial Officer
Thomas Schenkirsch	49	Chief Group Services
Steffen Schewerda	53	President Powered Vehicles and Chief Executive Officer North America
Henning Schröder	47	Chief Executive Officer Europe
Jacob Farmer	47	President Commercial & Fleet
Joshua Sherbin	62	Group General Counsel
Stefan Kaltenbach	47	Chief Supply Chain
Marcus Scherer	50	Chief Engineering

Background and Business Experience
Barend Fruithof has served as the Group Chief Executive Officer of Aebi Schmidt since 2017, and will continue in that role and also will become Vice Chair of Aebi Schmidt’s Board upon Closing. For Mr. Fruithof’s detailed biography, see “Combined Company Board of Directors and Executive Leadership Team — Combined Company Board of Directors following the Merger” above.
Marco Portmann will join Aebi Schmidt as Group CFO prior to the Closing. Mr. Portmann has broad experience in finance and change management, including over 10 years of leadership experience in finance, IT and procurement. Before joining Aebi Schmidt, Mr. Portmann spent most of his career at Swiss Steel Group, a specialty steel producer headquartered in Switzerland, in various roles. From April 2022 to June 2024, Mr. Portmann served as the CFO and a member of the Executive Board of Swiss Steel Group, where he previously served in various capacities, including as Vice President Corporate Accounting, Controlling, Tax and Risk Management. From November 2014 to November 2015, Mr. Portmann was Corporate Controller of Kolb Distribution Ltd., an oleo-chemicals manufacturing company, where he provided management reporting, developed controlling tools, served as an in-house consultant and supported planning for the company’s business in Europe, the Middle East and Asia. Mr. Portmann holds an EU advanced federal diploma of higher education as a Swiss chartered expert in financial and managerial accounting and reporting, EQR level 8 and Swiss best in country qualifications, and an EU federal diploma of higher education as a chartered specialist in accounting in financial management.
Thomas Schenkirsch joined Aebi Schmidt in 2008 and will assume the role of Chief Group Services upon Closing. Mr. Schenkirsch currently is Head Group Strategic Development and Deputy Group CEO, having assumed those roles in October 2022, and is responsible for strategy, corporate development, M&A, Group Legal and Compliance, IT and Marketing. Mr. Schenkirsch has made a significant contribution to the successful development and expansion of Aebi Schmidt during his long tenure with the company, including as Aebi Schmidt’s Group CFO from 2016 to 2022, and as Director Group Controlling for the nine years before that. Prior to joining Aebi Schmidt, Mr. Schenkirsch gained international experience as Corporate Controller and Head of Corporate Controlling at Von Roll Management AG, Switzerland, as a Financial Analyst at PerkinElmer in Switzerland and as a Senior Treasury Analyst PerkinElmer in Boston, USA. Mr. Schenkirsch holds a Master in Business Administration (Diplom-Betriebswirt) from Baden-Wuerttemberg Cooperative State University.

Steffen Schewerda joined Aebi Schmidt in October 2020 and will assume the roles President Powered Vehicles and Chief Executive Officer North America upon Closing. Mr. Schewerda is currently CEO North America, having been formally appointed to that role on January 1, 2021. Prior to Aebi Schmidt, Mr. Schewerda worked for 23 years in various roles at SAF-Holland, an international manufacturer of chassis-related assemblies and components for trailers, trucks and buses. Mr. Schewerda began his career at SAF-Holland in 1997, and worked in various functions from 1997 through 2007, when he moved from Germany to the United States to assume take over the role of President Global Operations. After many years of experience in the U.S., Mr. Schewerda is fluent in English and familiar with the culture and customs of the country. Mr. Schewerda studied Mechanical and Production Engineering at University of Aachen, earning a Master in Engineering (Diplom-Ingenieur), and later complemented his studies with an Master in Business Administration from the Universities of Augsburg/University of Pittsburgh Katz Graduate School of Business.
Henning Schröder will become Chief Executive Officer Europe upon Closing, having been Aebi Schmidt’s Head Sales and Product Management since April 2024. Mr. Schröder brings many years of strategic and operational experience in leading positions in the automotive industry, both from Aebi Schmidt and prior roles. Mr. Schröder joined Aebi Schmidt as Chief Product Officer in April 2019, and since then has continuously taken on further responsibilities within the group. From January 2021 to March 2024, Mr. Schröder was globally responsible for Product Management, Research & Development as well as Quality Management in his role as Head Group Technology. Born in Germany, he began his international career at Hella KGaA Hueck & Co. where held many positions between 2006 and 2019, including Head of Product Management Aftermarket & Special OE Asia Pacific in Singapore and Managing Director of the joint venture Hella Pagid GmbH in Essen. As President of Hella Automotive Sales Inc. in the USA, he was responsible for the Independent Aftermarket Business in North and South America. Mr. Schröder studied industrial engineering with a focus on production management, logistics and sales at the Wilhelmshaven University of Applied Sciences, earning a degree in Industrial Engineering and Management (Dipl.-Wirtsch.-Ing.).
Jacob Farmer, currently Shyft’s President, Fleet Vehicles and Services and Specialty Vehicles, joined Shyft in July 2023 and assumed his current role in January of 2024. Mr. Farmer has extensive experience in operations and manufacturing, margin expansion, growth acceleration, program management, product launch, and mergers and acquisitions. Upon Closing, Mr. Farmer will become Aebi Schmidt’s President Commercial & Fleet. Before his tenure with Shyft, from 2020 to 2023, Mr. Farmer served as the President and CEO of Trialon Corporation. Previously, Mr. Farmer held various leadership positions at Cooper Standard, including Global Vice President and General Manager of the Industrial & Specialty Group. He also spent several years at Inteva Products with leadership roles in corporate business strategy. Mr. Farmer is a Six Sigma Green Belt and Certified Purchasing Manager (CPM). He holds an Executive MBA from Michigan State University and a Bachelor of Science in Business from Indiana University.
Joshua Sherbin will become Aebi Schmidt’s Group General Counsel upon Closing. Mr. Sherbin joined Shyft in May 2021 as Chief Legal Officer, Chief Compliance Officer and Corporate Secretary and, in June 2024, he was appointed Chief Administrative Officer, expanding his responsibilities to include Human Resources, Environmental Health and Safety (EHS), and Corporate Communications. Sherbin brings over two decades of public company leadership experience in legal and compliance, including in business transactions, strategic Board leadership, employment, and capital markets, and previous responsibility for oversight of EHS. Before joining Shyft, from 2005 to 2021, Mr. Sherbin served as Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary at TriMas Corporation, a publicly-traded diversified industrial manufacturing company. Prior to his role at TriMas, he spent eight years as North American Corporate Counsel and Corporate Secretary for Valeo, a publicly-traded diversified Tier 1 automotive supplier headquartered in France, and as Senior Counsel at Kelly Services, a leading professional staffing organization. Sherbin began his career at Butzel Long, a Michigan based law firm. He holds a Juris Doctor from Wayne State University Law School and a bachelor’s degree in political science from Kalamazoo College.
Stefan Kaltenbach has been Aebi Schmidt’s Head of Group Supply Chain Management and Procurement since 2022. Mr. Kaltenbach joined Aebi Schmidt in 2019 as Head of Procurement Direct Spend and has expanded his responsibilities since then. Mr. Kaltenbach joined from Meritor Inc. where he held several positions, including the roles of Senior Manager of Procurement Aftermarket and Director of Business Line Management Service Parts. Prior to working for Meritor, he was Director of Project Procurement and Director of Strategic Sourcing at Bombardier Transportation. Mr. Kaltenbach started his career at Continental where he had various procurement positions. He holds a Master of Business Administration (Dipl. Kaufmann) from the FH Merseburg.

Marcus Scherer has been Head of Group Technology since 2024. Mr. Scherer joined Aebi Schmidt in 2013 as VP Research & Development Division Operations in Germany. In 2019, Mr. Scherer moved to the United States and became the Vice President Research and Development, Product Management and IT/Marketing. Shortly after that he became CEO MB Pavement Marking, a role which he held until 2020 when he assumed the role of CEO Meyer Products until 2022. In 2023 he became VP Group Technologies North America before he assumed his current global role. Prior to Aebi Schmidt, he was Director Engineering Systems and Hypbrids at Bosch Rexroth. A native German, Mr. Scherer studied Electrical Engineering/Microelectronics at the University of Ulm receiving a degree in Engineering (Dipl.-Ing.) and later a PhD in Engineering (Dr.-Ing.).

COMPARISON OF THE RIGHTS OF SHAREHOLDERS
Shyft is incorporated under the laws of the State of Michigan, and, accordingly, the rights of Shyft’s shareholders are currently governed by the MBCA. However, Aebi Schmidt is, and the Combined Company will continue to be, incorporated under the laws of Switzerland. Therefore, the rights of Aebi Schmidt’s shareholders currently are, and, following the completion of the Merger, will continue to be, governed by the applicable laws of Switzerland, including those set forth in articles 620 et seq. of the Swiss Code of Obligations.
As a result of the Merger, Shyft will become a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt. In connection therewith, the Restated Articles of Incorporation of Shyft and the Second Amended and Restated Bylaws of Shyft will be amended and restated to read in their entirety in the forms attached to the Merger Agreement as Exhibit D-1 and Exhibit D-2, respectively. Copies of the articles of association and the organizational regulations of the Combined Company are attached to this proxy statement/prospectus as Annex F and Annex G, respectively.
As of the Effective Time, Shyft shareholders immediately prior to the Effective Time will receive shares of Aebi Schmidt Common Stock, which will be publicly listed on Nasdaq as of the Closing. As a result of the Merger, the holders of Shyft Common Stock as of immediately prior to the Effective Time will collectively own approximately 48% of the issued and outstanding shares of the common stock of the Combined Company on a pro forma basis, and the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will collectively own approximately 52% of the issued and outstanding shares of the common stock of the Combined company on a pro forma basis. Following the Effective Time, the rights of the holders of Shyft Common Stock as of immediately prior to the Effective Time and the rights of the holders of Aebi Schmidt Common Stock as of immediately prior to the Effective Time will be governed by the applicable laws of Switzerland, the Amended Articles and the organizational regulations of the Combined Company, which will have been in effect as of immediately prior to the Effective Time. The rights of the Aebi Schmidt shareholders following the Merger are generally consistent with the rights of Aebi Schmidt shareholders prior to the Merger, other than with respect to the governance provisions that will be implemented in connection with the Merger, as described in the section of this proxy statement/prospectus entitled “The Merger—Governance of the Combined Company Following the Merger” and “Description of the Capital Stock of the Combined Company and Amended Articles.”
The following description summarizes the material differences between rights of Shyft shareholders (based on the governing documents of Shyft in effect as of the date of this proxy statement/prospectus) and the shareholders of the Combined Company (based on the Amended Articles). This does not purport to be a complete statement of all such differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the applicable laws of Switzerland, the Restated Articles of Incorporation of Shyft, the Second Amended and Restated Bylaws of Shyft, the Amended Articles, attached hereto as Annex F and the Organizational Regulations of the Combined Company, attached hereto as Annex G. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information.”

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders
Issued Capital Stock	The authorized capital stock of Shyft consists of 80,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share.	The issued capital stock of the Combined Company will consist of one class of approximately 77,599,384 registered shares with a nominal value of USD 1.00 per share.
Preferred Stock
Shyft’s Restated Articles of Incorporation provide that the Shyft Board may authorize the issue of one or more series of preferred stock and fix by resolution the number, designations, powers, preferences and rights (including rights related to dividend, redemption, participating, liquidation, conversion and voting), and the qualifications, limitations or restrictions thereof.
Under the applicable laws of Switzerland, the introduction of preferred stock would require an amendment to the Amended Articles with a two-thirds majority.
Dividends
Shyft’s Second Amended and Restated Bylaws provide that the Shyft Board has the power to declare and pay dividends on the shares of Shyft’s capital stock, to set aside, in its absolute discretion, a reserve or reserves for any purpose as the Shyft Board deems conducive to the interest of Shyft out of any of the funds available for dividends, and to modify or abolish any such reserve.

Under the applicable laws of Switzerland, dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.
Payments out of a Swiss corporation’s share capital (in other words, the aggregate nominal amount (par value) of the corporation’s issued shares) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from balance sheet profit (i.e. the profits of the previous business year or retained earnings, net of any losses) or if the corporation has freely distributable reserves, each as evidenced by the corporation’s audited annual standalone financial statements prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Special Meetings of Shareholders
Under the MBCA, a special meeting of shareholders may be called by the Shyft Board or by officers, directors or shareholders as provided in the bylaws.
Shyft’s Second Amended and Restated Bylaws provide that special meetings of the shareholders may be called by the Chairman of Shyft’s Board, an executive officer whenever directed by the Shyft Board, or by the Chief Executive Officer. Such request must state the purpose or purposes of the proposed meeting.

Under the applicable laws of Switzerland and the Amended Articles, holders of at least 5% of the Combined Company’s share capital may request in writing that a general meeting of shareholders be called. In addition, the Combined Company Board as well as general meeting of shareholders of the Combined Company may resolve that an extraordinary general meeting be called. Finally, the auditor may call an extraordinary general meeting of shareholders.

Special Meetings of the Board of Directors
Shyft’s Second Amended and Restated Bylaws provide that special meetings of the Shyft Board may be called by the Chairman of Shyft’s Board, the President, or directors constituting at least one-third of the directors then in office by giving notice to each director.

Under the Combined Company’s organizational regulations, special meetings of the Combined Company Board may be called by its chairperson or, in the absence of the chairperson, by another member of the Combined Company Board. Any member of the Combined Company Board may, in writing and stating the items to be discussed, request that the chairperson call a meeting.

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders
Quorum and Manner of Acting at Meetings of the Board
Shyft’s Second Amended and Restated Bylaws provide that a majority of the number of directors then serving on the Shyft Board constitutes a quorum for the transaction of business at any meeting or adjourned meeting of the Shyft Board. The action of the majority of the directors present at a meeting at which a quorum is present constitutes the action of the Shyft Board.

The Combined Company’s organizational regulations will provide that the attendance quorum of the Combined Company Board is met if at least half of its members are present. Resolutions shall be passed by the majority of the votes cast. Abstentions shall not be counted. In case of a tie, the Chairperson shall not have a casting vote.

Shareholder Action by Written Consent
Under the MBCA, any action that is required or permitted to taken at any annual or special meeting of shareholders of a corporation may also be taken by shareholders without a meeting, without prior notice and without a vote if shareholders unanimously consent thereto in writing. In addition, if a corporation’s articles of incorporation so provide, any such action may be taken without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. Shyft’s Restated Articles of Incorporation contain no such provision.
Shareholders of a listed Swiss corporation can only exercise their voting rights at a general meeting of shareholders because written consent would require the consent of any and all shareholders.
Location of meetings, virtual meetings
Under the MBCA and Shyft’s Second Amended and Restated Bylaws, physical shareholder meetings may be held within or without the State of Michigan. Shyft shareholders may participate in a shareholder meeting by a conference telephone or by other means of remote communications, if (i) the Shyft Board authorizes such participation and (ii) the meeting is otherwise conducted in accordance with the current requirements of applicable law, including the MBCA, which participation constitutes presence in person at the meeting. Unless otherwise restricted by the Shyft’s Restated Articles of Incorporation and bylaws, the Shyft Board may hold a meeting of Shyft shareholders solely by means of remote communications.

Under Swiss law and the Amended Articles, physical shareholder meetings may be held in Switzerland or abroad. The Combined Company Board may permit the conduct of virtual shareholder meetings (without physical location).

Shareholder Proposals and Nominations of Candidates for Election to the Board of Directors
Nominations of candidates for the election of directors of Shyft at any meeting of shareholders called for the election of directors may be made any shareholder entitled to vote at such meeting.

Any shareholder who intends to make a nomination at such meeting shall deliver a notice to the Secretary of Shyft not less than 120 days prior to the date of notice of the meeting in the case of an annual meeting and not more than seven days following the date of notice of the meeting in the case of a special meeting.

For a matter to be properly presented by a shareholder for shareholder action at an annual or special meeting of shareholders,

The Amended Articles will grant PCS Parties (including any of their successors) the power to propose or nominate candidates for election to the Combined Company Board in a manner that substantially mirrors their rights under the Relationship Agreements. See section of this proxy statement/prospectus entitled “Other Related Agreements – Relationship Agreements.”

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders

the shareholder must have given timely notice of the matter in writing to the Secretary of Shyft. To be timely, the notice must be delivered to or mailed to and received at the principal executive offices of Shyft not less than 120 calendar days prior to the date corresponding to the date of Shyft’s proxy statement or notice of meeting released to shareholders in connection with the last preceding annual meeting of shareholders in the case of an annual meeting (unless Shyft did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than 30 days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not more than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting), and not more than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting in the case of a special meeting.

Proxy Access for Director Nominations
Shyft’s Articles of Incorporation and bylaws do not directly address proxy access for director nominations. If a Shyft shareholder wishes to include a proposal in Shyft's proxy materials, matters and proposals submitted for inclusion in Shyft's proxy materials will be governed by the solicitation rules and regulations of the Exchange Act.

Under the Amended Articles, shareholders whose combined holdings represent at least 0.5% of the share capital or votes of the Combined Company may request items to be included on the agenda or that a motion relating to an agenda item be included in the notice convening the general meeting of shareholders. A respective written request listing the agenda items and the proposal or proposals shall be lodged with the Combined Company Board at least 90 days prior to a General Meeting.
Furthermore, under applicable laws of Switzerland, directly at a general meeting of shareholders, any attending shareholder may table motions in relation to the items on the agenda, including proposing the election of directors that have not been nominated by the board of directors.
Furthermore, as a U.S. public company and Nasdaq listed company, if a Combined Company shareholder wishes to include a proposal in the Combined Company’s proxy materials, matters and proposals submitted for inclusion in the Combined Company’s proxy materials will be governed by the solicitation rules and regulations of the Exchange Act.

Number of Directors
The MBCA provides that the board of directors of a Michigan corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the articles of incorporation fix the number of directors.
Shyft’s Restated Articles of Incorporation provide that the Shyft Board has the sole authority to determine the number of directors, subject to the restriction that the

The Amended Articles will provide that the Combined Company Board will consist of at least nine and not more than eleven members.
As of the Effective Time, the Combined Company Board will consist of eleven members.

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders
number of directors must be a minimum of three persons. There are currently nine directors serving on the Shyft Board.
Election of Directors
The MBCA provides that, unless the articles of incorporation provide otherwise, directors will be elected by a plurality of the votes cast at an election. The MBCA also permits classified boards.
Shyft’s Board is a staggered board, divided into three classes with an equal number of directors of each class to the extent possible, with the term of office of one class expiring each year.
Shyft’s Restated Articles of Incorporation provide that all directors are elected to hold office for a three-year term, expiring at the annual meeting of shareholders held in the third year following the year of such director’s election, except in the case of the death, resignation, or removal of such director.
Shyft’s Second Amended and Restated Bylaws provide that directors on the Shyft Board are elected by plurality vote.

Under the applicable laws of Switzerland, the general meeting of shareholders of a listed company elects the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee individually and annually for a term of office until the end of the following ordinary general meeting of shareholders. Re-election is possible.
Terms of office until the next ordinary general meeting of shareholders are mandatory under Swiss law for listed companies. Classified boards are therefore not permitted.

Removal of Directors
The MBCA provides that one or more directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors to the board, although the articles of incorporation may provide that directors may be removed only for cause or may require a higher vote for removal without cause.
Shyft’s Restated Articles of Incorporation provide that any director may be removed from office for cause at any time. Cause exists only if (i) such director has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to Shyft in a matter of substantial importance to Shyft and such adjudication is no longer subject to direct appeal; (iii) such director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects the director’s competency to serve as a director of Shyft; or (iv) such director’s actions or failure to act are deemed by the Shyft Board to be in derogation of the director’s duties.
Any action to remove a director pursuant to items (i) or (ii) above must be taken within one year of such conviction or adjudication.

Whether there exists “cause” for removal is determined by the affirmative vote of two-thirds (2/3) of the total number of Shyft’s

Under the applicable laws of Switzerland and as provided for in the Amended Articles, the general meeting has the power to discharge members of the Combined Company Board, and to dismiss the chairperson and other members of the Combined Company Board.

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders
directors, not including any director subject to the removal determination, who is also ineligible to vote on the determination.
Vacancies of Directors
The Restated Articles of Incorporation of Shyft and the Second Amended and Restated Bylaws of Shyft provide that any vacancies in the Shyft Board (including as a result of the creation of any newly created directorships resulting from an increase in the number of directors) are filled by a majority vote of directors then in office, whether or not such directors constitute a quorum. Such appointments are apportioned in order to make all classes of directors as nearly equal in number as possible.
Each director chosen to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen.

As a matter of applicable Swiss law, vacancies of Directors need to be filled by a shareholder vote (either at the next annual general meeting or by way of calling an extraordinary shareholders’ meeting).
The Amended Articles will provide that, if the number of members of the Combined Company Board should fall below nine, such vacancy or vacancies must be filled by a shareholder vote at the next annual general meeting.

Chairman and CEO Positions; Succession
The Shyft Board may elect a director to serve as the Chairman, who need not be an officer or an executive employee of Shyft. The Chairman presides at all meetings of the shareholders and of the Shyft Board and is an ex officio member of all committees of the Shyft Board.
The Shyft Board is required to appoint a President, who also serves as a member of the Shyft Board and is deemed the chief operating officer of Shyft. The President has general supervision over the operations of Shyft, subject to the direction of the Shyft Board, and has such powers and perform such duties as may be assigned from time to time by the Shyft Board.
The Chief Executive Officer is a member of the Shyft Board and is chosen by the Shyft Board from either the Chairman (if any) or the President. The Chief Executive Officer has final authority, subject to the control of the Shyft Board, over the general policy and business of Shyft and has general control and management of the business and affairs of Shyft.

The current non-executive Chairman of Shyft’s Board is James A. Sharman, and the current President and Chief Executive Officer of Shyft is John Dunn.

As a matter of applicable Swiss law and as reflected in the Amended Articles, the chairperson of the Combined Company Board will be elected by the general meeting for a term of one year, ending with the conclusion of the next annual general meeting. Re-election is permitted.
If the chairperson is not able to continue to hold office, or if the Combined Company does not have a chairperson capable of acting and holding office for other reasons, then the Combined Company Board shall appoint one of its members as chairperson until the next annual general meeting.
As a matter of applicable Swiss law and as provided for in the Amended Articles, the Combined Company Board may delegate powers and the management of the Combined Company or individual parts thereof, by means of Organizational Regulations, to its members or committees or to third persons (e.g. CEO, Executive Management), provided such affairs are not inalienably assigned to it by applicable Swiss law or the Amended Articles.

As of the Effective Time, James A. Sharman will serve as the initial chairperson of the Combined Company Board, and the Chief Executive Officer of the Combined Company will be Barend Fruithof.

Board Composition
The Shyft Board is comprised of nine members: James A. Sharman, serving as Chairman, John Dunn, serving President and Chief Executive Officer, Michael Dinkins, Carl Esposito, Angela Freeman, Pamela Kermisch, Paul Mascarenas, Terri Pizzuto and Mark Rourke.

As of the Effective Time, the Combined Company Board will consist of five members designated by Shyft, including James A. Sharman, Michael Dinkins, Paul Mascarenas, Terri Pizzuto and Angela Freeman, and six members designated by Aebi Schmidt, including Barend Fruithof, Peter Spuhler, Daniela Spuhler, Andreas Rickenbacher, Patrick Schaub and Martin Ritter.

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders
Committees
The Shyft Board may from time to time create committees of the Shyft Board. Shyft currently has the following committees:
(1)
The Audit Committee, which provides assistance to Shyft’s Board in fulfilling its oversight responsibility relating to Shyft’s financial statements and the accounting and financial reporting process, Shyft’s systems of internal accounting and financial controls, the qualification and independence of outside auditors, the annual independent audit of Shyft’s financial statements, legal and regulatory compliance and ethics issues.
(2)
Human Resources and Compensation Committee, which provides assistance to Shyft’s Board by overseeing matters relating to the compensation of Shyft’s Board and Shyft’s executives, diversity, equity and inclusion and human capital management initiatives, and such other tasks as may be delegated to it by the Shyft Board.
(3)
Governance and Sustainability Committee, which provides assistance to Shyft’s Board in fulfilling its responsibility to the shareholders and under applicable rules and regulations relating to Shyft’s corporate governance and oversight of Shyft’s environmental, social, and governance initiatives.

As of the Effective Time, the Combined Company will have the following committees:
(1)
The Human Resources and Compensation Committee, composed of no less than two members and elected by the general meeting, on an individual basis, for a term of one year ending with the conclusion of the next annual general meeting. Re-election is permitted. In the event that the Human Resources and Compensation Committee is not fully constituted, the Combined Company Board shall appoint from amongst its members an appropriate number of members ad interim, for the remainder of the term of office.
The Human Resources and Compensation Committee will assist the Combined Company Board in determining and reviewing the Combined Company’s compensation strategy and guidelines and the qualitative and quantitative criteria for variable compensation, and with the preparation of the proposals to the general meeting concerning compensation of the Combined Company Board and executive management. The Human Resources and Compensation Committee may submit to the Combined Company Board suggestions and recommendations on further compensation matters.
(2)
The Governance and Sustainability Committee, composed of no less than three members annually appointed by the Combined Company Board.
The Governance and Sustainability Committee will identify and recommend for nomination or selection by the Combined Company Board individuals qualified to become directors for each vacancy that occurs and for each election of directors, support the Combined Company Board in fulfilling its responsibility to the shareholders under applicable rules and regulations relating to the Combined Company’s corporate governance and oversight of the Combined Company’s environmental, social and governance initiatives, and may develop, recommend and, as necessary, update corporate governance principles and

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders

policies applicable to the Combined Company.
(3)
The Audit Committee, composed of no less than three members annually appointed by the Combined Company Board.
(4)
The Audit Committee will assist the Combined Company Board in fulfilling its oversight responsibility relating to the Combined Company’s financial statements and the accounting and financial reporting process, the Combined Company’s systems of internal accounting and financial controls, the qualification and independence of outside auditors, the annual independent audit of the Combined Company’s financial statements, the Combined Company’s non-financial reporting, legal and regulatory compliance and ethics issues.

Limitation on Liability of Directors
The MBCA permits corporations to include provisions in their articles of incorporation eliminating or limiting a director’s liability to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. A corporation may not eliminate such liability for the amount of a financial benefit received by the director to which he or she is not entitled, for intentional infliction of harm on the corporation or the shareholders, for unlawful dividends, stock purchases or redemptions, or for an intentional criminal act.
In accordance with the MBCA, Shyft’s Restated Articles of Incorporation provide that the personal liability of the directors of Shyft is eliminated to the fullest extent permitted by the provisions of the MBCA, as the same may be amended.

Under the applicable laws of Switzerland, the liability of members of the board of directors or the executive management cannot be limited in the articles of association.
Under Swiss corporate law, the general meeting of shareholders may discharge (release) the members of the board of directors or the executive management from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge.
Under applicable laws of Switzerland, an indemnification by the corporation of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or grossly negligently violated his or her corporate duties towards the corporation.

Indemnification of Directors and Officers
Under Sections 561 and 562 of the MBCA, a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to an action because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another entity. Indemnification may be made against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and

The Amended Articles will provide that the Combined Company may, to the extent permitted by law, indemnify members of the Combined Company Board or executive management for any damages suffered through administrative judicial proceedings, or settlements, in connection with their services for the Combined Company, or may provide advances on such amounts or purchase insurance. Such indemnification, advances and insurance will not be considered compensation for the indemnitees.

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders

reasonably incurred in connection with the action. However, no indemnification may be made, in any action by or in the right of the corporation, for a claim, issue or action in which the person has been found liable to the corporation, and indemnification for expenses with respect to any such claim, issue or action is permitted only to the extent separately ordered by a court.
Indemnification is permitted only if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action, if the person had no reasonable cause to believe his or her conduct was unlawful. However, to the extent that a director or officer has been successful on the merits or otherwise in defense of such an action, he or she is entitled to indemnification against actual and reasonable expenses.

Except when ordered by a court or when the indemnified person has been successful in defense of a claim as described above, indemnification may be provided by the corporation only as authorized in the specific case and only upon a determination, in the manner specified by the MBCA, that the person has met the applicable standard of conduct for indemnification and that the expenses and any amounts paid in settlement were reasonable. A corporation may pay or reimburse a person’s reasonable expenses in advance of the final disposition of an action if the person undertakes in writing to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, if any, required for indemnification under the circumstances.
Shyft’s Restated Articles of Incorporation of Shyft and the Second Amended and Restated Bylaws of Shyft require Shyft to indemnify its directors and executive officers to the fullest extent permitted by law in connection with any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding (whether brought by or in the name of Shyft, a subsidiary, or otherwise) arising out of their service to Shyft, a subsidiary, or to another organization at the request of Shyft or a subsidiary. Shyft may also purchase and maintain director and officer insurance.

Under the applicable laws of Switzerland, an indemnification by the company of a member of the board of directors or the executive management in relation to potential personal liability is not effective to the extent the member of the board of directors or the executive management intentionally or grossly negligently violated his or her duties.

Amendments to Articles of Incorporation
Under the MBCA, an amendment to the articles of incorporation generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power of the outstanding shares entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding

As a matter of applicable Swiss law, the general meeting generally has the power to amend the articles of association.
Under the Amended Articles, the Amended Articles may be amended with a simple majority of the votes cast.

	Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders

shares of any class or series entitled to vote thereon as a class, if any.
Holders of outstanding shares of a class may vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the articles of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of the class, or alter or change the powers, preferences or special rights of the shares of the class or other classes so as to affect the class adversely. If only one series of a class would be adversely affected, only the shares of that series are entitled to vote separately as a class.

There are a number of resolutions, such as an amendment of the stated purpose of the company, the introduction of conditional capital and of a capital band and the introduction of shares with preferential voting rights, that require the approval by two-thirds of the voting rights and an absolute majority of the par value of the shares represented at such general meeting of shareholders. While under applicable Swiss law the articles of association may increase these voting thresholds, the Amended Articles will not provide for thresholds in excess of the statutory Swiss law rules.
Subject to certain requirements, Swiss law permits shareholders to submit a proposal to amend the articles of association to be voted on at a general meeting of shareholders.
Pursuant to Swiss law, the Combined Company Board may only amend the articles of association in specified and limited instances such as with respect to the implementation of capital increases or capital reduction within a capital band.

Amendments to Bylaws
Shyft’s Second Amended and Restated Bylaws provide that the bylaws may be amended at any regular or special meeting of the Shyft Board by a majority vote of directors. The bylaws also may be amended at any regular or special meeting of shareholders by a majority vote of the shares present or represented by proxy.

Under the Amended Articles, the Combined Company Board is competent to approve the Combined Company’s organizational regulations, and the Combined Company Board may at any time resolve to amend such organizational regulations.

Certain Business Combinations
Under Chapter 7A of the MBCA, certain business combinations of a publicly held Michigan corporation involving “interested shareholders” may require additional supermajority shareholder approval unless the transaction meets specified substantive and procedural requirements. Interested shareholders generally include beneficial owners of 10% or more of the corporation’s voting power and certain corporate affiliates. A group of multiple persons acting together may constitute an interested shareholder. The board of directors has the power to exempt transactions with particular interested shareholders prior to the time the person first becomes an interested shareholder. In accordance with this provision, the Shyft Board has exempted the Merger Agreement and the Transactions from the voting requirements of Chapter 7A, although the Shyft Board does not believe that they would be subject to those requirements.

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a company must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders.
A shareholder of a Swiss company participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Shareholder Rights Plan and Takeover Protections
Section 342a of the MBCA permits a Michigan corporation to issue rights, options or warrants for the purchase of the corporation’s securities, and authorizes the board of directors to determine the terms of

Swiss law generally does not provide for shareholder rights plans or similar anti-takeover measures comparable to the laws of Michigan. That said, the Amended Articles will provide for a capital band, which enables

Rights of Current Shyft Shareholders	Rights of Combined Company Shareholders

those instruments, including the form, content, and consideration for which securities are to be issued. Section 342a(2) provides that the terms may include restrictions or conditions that preclude or limit the exercise, transfer, or receipt of the right, option, or warrant by any person owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of a corporation, or any transferee or transferees of that person, or that invalidate or void the right, option, or warrant held by a person or his or her transferee. This statutory authorization does not address whether adoption of a rights plan is consistent with the exercise of directors’ duties. No Michigan courts have addressed the enforceability of rights plans, though a federal court applying Michigan law has upheld a rights plan.

the Combined Company Board to issue shares without granting subscription rights to existing shareholders, which may also apply to certain takeover situations.
Furthermore, the Amended Articles provide that the Combined Company Board may refuse the registration of an acquirer of registered shares in the share register as a shareholder with voting rights or cancel an already occurred registration of registered shares with voting rights from the share register, if (i) the number of shares held or acquired directly or indirectly or acting in concert with third parties or as an organized group by such acquirer exceeds 49% of the total number of voting rights of the Combined Company pursuant to the entry in the commercial register, and (ii) the acquirer does not make and complete a tender offer for all shares of the Combined Company, (A) at a minimum price of the higher of (a) the volume weighted average price of the last 60 trading days prior to the publication of the tender offer or (b) the highest price paid by such acquirer or persons acting in concert with such acquirer over the past 12 months prior to the publication of the tender offer for the registered shares and (B) in compliance with the Best Price Rule, according to which the acquirer must pay the same price to all recipients of the offer if he acquires registered shares of the Combined Company at a price above the offer price from the publication of the offer until six months after expiry of the (additional, if applicable) acceptance period. Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares shall be regarded as an acquirer for the purposes of this provision in the Amended Articles. Acquirers who do not make and complete a tender offer shall be entered in the share register as shareholder without voting rights for registered shares exceeding the limit of 49%.

TRANSACTIONS WITH RELATED PERSONS OF AEBI SCHMIDT
AND CERTAIN CONTROL PERSONS OF AEBI SCHMIDT
In addition to the compensation arrangements discussed in the section of this proxy statement/prospectus entitled “Aebi Schmidt Executive Compensation,” following is a description of each transaction since January 1, 2024, and each currently proposed transaction in which:
•	Aebi Schmidt has been or is to be a participant;
•	the amount involved exceeded or will exceed $120,000; and
•
any of Aebi Schmidt’s directors, executive officers, or holders of more than 5% of Aebi Schmidt’s outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Shareholder Loans and Subordination Agreements
Each of PCS and Gebuka extended unsecured shareholder loans in 2015 and 2018 to Aebi Schmidt that will survive the Closing (the “Shareholder Loans”). The Shareholder Loans were amended and restated in December 2021. The 2015 Shareholder Loan from PCS is for an aggregate principal amount of CHF 13,563,257 and the 2018 Shareholder Loan from PCS is for an aggregate principal amount of EUR 15 million. The 2015 Shareholder Loan from Gebuka is for an aggregate principal amount of CHF 10 million and the 2018 Shareholder Loan from PCS is for an aggregate principal amount of EUR 10 million. Each Shareholder Loan renews for a one-year term each January 1 unless it is terminated by Aebi Schmidt or the lender (i.e., PCS or Gebuka, as applicable) upon 90 days’ notice prior to a calendar year-end.
The outstanding Shareholder Loans are subordinated to the secured obligations owed to the Lenders under the Existing Credit Facilities Agreement pursuant to certain subordination agreements (the “Subordination Agreements”) and, upon Closing, the Shareholder Loans will be subordinated to the New Credit Facilities Agreement (and the Shareholder Loans and Subordination Agreements will be amended and restated concurrently with the Closing). A Shareholder Loan cannot be terminated by either party while it is subordinated to the secured obligations owed to the Lenders. Each shareholder loan bears interest at 2.5% p.a. payable annually.
Relationship Agreements
Concurrently with the Closing, the Specified Stockholders will enter into the Relationship Agreements in substantially the form attached hereto as Annexes C-1, C-2 and C-3, as applicable. The Relationship Agreements will establish certain rights, restrictions and obligations of the Specified Stockholders, and will set forth other arrangements relating to the Combined Company, including the right of PCS to designate up to 4 individuals for nomination to the Combined Company Board, subject to the PCS Parties maintaining certain beneficial ownership of shares of Aebi Schmidt Common Stock. Pursuant to the Relationship Agreements, after the second anniversary of the Closing, the Specified Stockholders may increase their stake in the Combined Company, which would lead to more influence of the Specified Stockholders in the Combined Company’s general meeting of shareholders. Also, the PCS Relationship Agreement can be terminated by PCS after the fourth anniversary of the Closing, and if the PCS Relationship Agreement were to be terminated, the PCS Parties could nominate more members to the Combined Company Board than what is envisaged by the PCS Relationship Agreement. The interests of the parties to the Relationship Agreements may differ from those of other holders of Aebi Schmidt Common Stock.
For more information, please see the section of this proxy statement/prospectus entitled “Other Related Agreements—Relationship Agreements.”
Registration Rights Agreement
At the Closing, Aebi Schmidt and certain Specified Stockholders will enter into the Registration Rights Agreement, pursuant to which, among other things, Aebi Schmidt will (i) provide certain demand and “piggy-back” registration rights to the holders of registrable securities that are party to the Registration Rights Agreement, and (ii) if Aebi Schmidt is eligible to use Form S-3 or F-3, file a resale shelf registration statement on Form S-3 or F-3, as applicable, covering Aebi Schmidt Common Stock on demand by the other parties to the Registration Rights Agreement.
For more information, please see the section of this proxy statement/prospectus entitled “Other Related Agreements—Registration Rights Agreement.”

Employee Stock Plan (Mitarbeiteraktienplan)
Under the Aebi Schmidt Employee Stock Plan (Mitarbeiteraktienplan), which was effective as of January 1, 2010 and is governed by Swiss law (the “Aebi Schmidt Stock Plan”), selected members of Aebi Schmidt’s management may elect to purchase shares of Aebi Schmidt Common Stock at “market value” as calculated by a formula detailed in the Aebi Schmidt Stock Plan. The shares are subject to a 6-year lock-up period during which the participant is prohibited from transferring the shares other than as permitted in the Aebi Schmidt Stock Plan. Upon termination of the participant’s employment, death, disability or retirement, Aebi Schmidt may repurchase the shares from the participant, or the participant may sell the shares to Aebi Schmidt, at the most recent market value, subject to the terms detailed in the Aebi Schmidt Stock Plan. Effective upon the Closing, the Aebi Schmidt Stock Plan will be terminated. However, for any shares of Aebi Schmidt Common Stock subject to holding periods and trading restrictions, such holding periods and transfer restrictions will remain in place, unless otherwise determined by Aebi Schmidt. Aebi Schmidt did not allow any named executive officer or any other eligible participant to purchase shares under the Aebi Schmidt Stock Plan during 2024 or in 2025 and does not intend to allow any further purchases prior to Closing.
Commercial Transactions
Mr. Peter Spuhler is an entrepreneur and investor with significant and diverse holdings. From time to time, entities which Mr. Spuhler controls or in which Mr. Spuhler has significant investments have entered into, and in the future may enter into, commercial transactions with Aebi Schmidt or its Subsidiaries on arms-length terms.
During 2024, Stadler Rail Group, a Swiss manufacturer of railway rolling stock listed on the SIX Swiss Exchange, purchased materials from Aebi Schmidt Subsidiaries in an aggregate amount of CHF 4,054,645.14 (approximately $4,581,749.01) on arms-length terms. Mr. Spuhler is the Chair of the board of directors and a significant shareholder of Stadler Rail Group. Martin Ritter, who is a director of Aebi Schmidt and will remain a director of the Combined Company, is the CEO of Stadler US, Inc., a U.S. subsidiary of Stadler Rail Group.
Also during 2024, Innflow AG, a Swiss engineering consulting company in which Mr. Spuhler is a significant shareholder, purchased IT services from Aebi Schmidt in an aggregate amount of CHF 579,475.93 (approximately $654,807.80) on arms-length terms.
Office Space
Aebi Schmidt is headquartered at Schulstrasse 4, CH-8500 Frauenfeld, Switzerland. That office building is owned by PCS, which is owned and controlled by Mr. Spuhler. Aebi Schmidt is not currently paying (or required to pay) rent for that office space.
On July 1, 2025, Aebi Schmidt will be moving its Zurich offices to a new office building owned by Allreal, of which Peter Spuhler beneficially owns approximately 4.33% of Allreal and is a member of the board of directors. Aebi Schmidt will pay a fair market rent and otherwise the lease will be on arms-length terms.
Limitation on Liability and Indemnification of Directors and Officers
Under the applicable laws of Switzerland, the liability of members of the Combined Company Board or the executive management cannot be limited in the articles of association. However, the general meeting of shareholders may discharge (release) the members of the Combined Company Board or the executive management from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. The right of the remaining shareholders to claim damages on behalf of the company expires six months after such resolution has been passed.
It is generally permissible under Swiss law to agree in a fiduciary agreement to hold a board member harmless for any liabilities that he is confronted with during his term of office, save for gross negligence, willful intent, contradictory action with regard to legitimate instructions, or in respect of the violation of certain corporate law duties. Swiss law permits the company or each board member or officer individually to purchase and maintain insurance for directors and officers. The coverage of such insurance depends on the individual insurance policy.
The Amended Articles will provide that the Combined Company Board may, to the extent permitted by law, indemnify members of the Combined Company Board or the executive management for any damages suffered through administrative or judicial proceedings, or settlements, in connection with their services for the Combined Company, or provide advances on such amounts, or purchase insurance. Such indemnification, advances, and insurance shall not be considered compensation. In addition, the Combined Company’s organizational regulations will provide that the Combined Company will, to the extent permitted by law, indemnify current or former members of the Combined Company Board and the executive management for any damage suffered by them as a result of any threatened, pending or completed actions, claims or proceedings, or settlements thereof, in connection with their services as members of the Executive Bodies for the Combined Company or any of the Combined Company's subsidiaries, and to provide advances on such amounts (including advances on expenses reasonably incurred).
It is intended that the Combined Company will enter into customary indemnification agreements, either separately or through the applicable employment or other engagement agreements, with each of its directors and members of the executive management.
Swiss law permits a company and each board member or officer individually to purchase and maintain insurance for directors and officers. It is expected that the Combined Company will maintain customary directors’ and officers’ insurance for its directors and officers.
Related Party Policy
Aebi Schmidt’s Organizational Regulations, which will be effective for the Combined Company immediately following the Effective Time, require that all conflicts of interest involving a member of an Executive Body, including conflicts of interest that constitute “related party transactions” under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, be reported to and reviewed by the Audit Committee in accordance with the terms of its charter.

VALIDITY OF AEBI SCHMIDT COMMON STOCK
The validity of the shares of Aebi Schmidt Common Stock offered hereby will be passed upon for Aebi Schmidt by Bär & Karrer AG, Zurich, Switzerland.

NO DISSENTERS’ RIGHTS
Under the MBCA, Shyft shareholders are not entitled to dissenters’ rights, appraisal rights or any other similar rights in connection with the Merger or the other Transactions.
No holder of Aebi Schmidt Stock will have any dissenters’, appraisal or similar rights in connection with the Transactions and the Debt Financing.

LEGAL MATTERS
Davis Polk & Wardwell LLP, New York, has acted as Shyft’s counsel.
Wuersch & Gering LLP, New York, has acted as Aebi Schmidt’s counsel.

EXPERTS
The financial statements of The Shyft Group, Inc. as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, incorporated by reference in this prospectus/proxy statement by reference to The Shyft Group, Inc.’s annual report on Form 10-K for the year ended December 31, 2024, and the effectiveness of The Shyft Group, Inc.’s internal control over financial reporting as of December 31, 2024, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Aebi Schmidt Holding AG as of December 31, 2024 and 2023 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SHYFT SHAREHOLDER PROPOSALS
Upon the completion of the Merger, Shyft will become a direct, wholly owned subsidiary of Holdco and an indirect, wholly owned subsidiary of Aebi Schmidt. Consequently, following the consummation of the Merger, Shyft will no longer hold annual meetings of its public company shareholders. Shyft intends to hold an annual meeting of shareholders in 2026 (the “Shyft 2026 Annual Meeting”) only if the Merger is not completed within the expected time frame.
For a shareholder proposal to be considered for inclusion in Shyft’s proxy statement for the Shyft 2026 Annual Meeting, the Corporate Secretary must receive the written proposal at Shyft’s principal executive offices no later than December 1, 2025. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials and Shyft’s Second Amended and Restated Bylaws. Proposals should be addressed to The Shyft Group, Inc. Chief Legal Officer, 41280 Bridge Street, Novi Michigan 48375.
For any shareholder proposal outside the processes of Rule 14a-8, including a proposal to nominate a director, a shareholder must provide notice setting forth (a) a brief description of the matter the shareholder desires to present for shareholder action, (b) the name and record address of the shareholder proposing the matter for shareholder action (c) the number of shares of Shyft’s stock that are beneficially owned by the shareholder, (d) any material interest of the shareholder in the matter proposed for shareholder action, and (e) any additional information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act and Shyft’s Second Amended and Restated Bylaws. The Corporate Secretary must receive written notice of any such shareholder proposal at Shyft’s principal executive offices no later than December 1, 2025.
A shareholder who intends to solicit proxies in support of director nominees other than Shyft’s nominees must satisfy the foregoing requirements under Shyft’s bylaws, including providing a representation regarding whether such shareholder intends to solicit proxies in support of nominees other than Shyft’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act, and, in the event that such shareholder so intends, such notice shall also include a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of Shyft’s shares entitled to vote on the election of directors in support of such director nominees other than Shyft’s nominees.
You may contact Shyft’s Corporate Secretary at Office of Secretary, 41280 Bridge St. Novi, Michigan 48375, for a copy of the relevant provisions of Shyft’s Second Amended and Restated Bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS
WITH MULTIPLE SHAREHOLDERS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to Shyft shareholders residing at the same address, unless such shareholders have notified Shyft of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.
If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Shyft at the address identified below. Shyft will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed, as applicable, to: 41280 Bridge Street, Novi, Michigan 48375, Attn: Investor Relations, Telephone: 517-543-6400.
A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Shyft Common Stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

WHERE YOU CAN FIND MORE INFORMATION
Aebi Schmidt has filed a registration statement on Form S-4 to register with the SEC the shares of Aebi Schmidt Common Stock to be issued to Shyft shareholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Aebi Schmidt in addition to being proxy statements of Shyft for the Special Meeting. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Aebi Schmidt and Shyft.
Shyft files annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC also maintains a website that contains reports, proxy statements and other information about Shyft. The address of that site is http://www.sec.gov. The reports and other information filed by Shyft with the SEC are also available at its website: https://theshyftgroup.com/. Information on Shyft’s websites is not part of this proxy statement/prospectus.
The SEC allows Shyft to “incorporate by reference” information into this proxy statement/prospectus that Shyft files with the SEC. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Shyft has previously filed with the SEC and any additional documents that Shyft may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Special Meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Shyft and its financial performance.
This proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by Shyft (File No. [  -   ]):
•	Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025; and
•	Current Reports on Form 8-K (only to the extent “filed” and not “furnished”), filed on February 20, 2025, January 13, 2025, December 30, 2024, December 20, 2024 and December 16, 2024.
Documents incorporated by reference are available from Shyft without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Shyft shareholders may obtain these documents incorporated by reference by written or telephonic request directed to Shyft, Attn: Investor Relations, 41280 Bridge Street, Novi, Michigan 48375, Telephone: 517-543-6400.
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting. Therefore, if you would like to request documents from Shyft, please do so by [      ], 2025 in order to receive them before the Special Meeting.
Aebi Schmidt has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Aebi Schmidt, as well as all pro forma financial information, and Shyft has supplied all such information relating to Shyft. Aebi Schmidt does not currently file reports with the SEC.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the Shyft Merger Proposal, the Adjournment Proposal and the Advisory Compensation Proposal. Neither Aebi Schmidt nor Shyft has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
This proxy statement/prospectus is dated [     ], 2025. You should not assume that the information in it (or incorporated by reference) is accurate as of any date other than that date or the date of such incorporated document, as applicable, and its mailing to Shyft shareholders will not create any implication to the contrary.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

by and among

THE SHYFT GROUP, INC.,

AEBI SCHMIDT HOLDING AG,

ASH US GROUP, LLC,

and

BADGER MERGER SUB, INC.,

Dated as of December 16, 2024

EXHIBITS

Exhibit A	Support Agreement	A-90
Exhibit B	Relationship Agreements	A-91
Exhibit C	Certificate of Merger	A-94
Exhibit D	Articles of Incorporation and Bylaws of the Surviving Corporation	A-95
Exhibit E	Form of Amended Articles	A-97
Exhibit F	Form of Governance and Sustainability Committee Charter	A-98
Exhibit G	Form of Tax Representation Letters	A-99

SCHEDULES

Aebi Schmidt Disclosure Schedules

Shyft Disclosure Schedules

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 16, 2024, is by and among Aebi Schmidt Holding AG, a Switzerland Aktiengesellschaft (“Aebi Schmidt”), The Shyft Group, Inc., a Michigan corporation (“Shyft”), ASH US Group, LLC, a newly formed Delaware limited liability company and direct, wholly owned Subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub, Inc., a newly formed Michigan corporation and direct, wholly owned Subsidiary of Holdco (“Merger Sub”). The parties hereto are referred to collectively as the “Parties” and individually as a “Party.”
RECITALS
WHEREAS, on the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into Shyft, with Shyft surviving the merger (the “Merger”) as a direct, wholly owned Subsidiary of Holdco and as an indirect, wholly owned Subsidiary of Aebi Schmidt (the corporation surviving the Merger, the “Surviving Corporation”);
WHEREAS, the Parties intend that, immediately following the Effective Time and after giving effect to the Transactions, the holders of shares of Shyft Common Stock will hold approximately 48% of the issued and outstanding shares of Aebi Schmidt Common Stock on a pro forma basis;
WHEREAS, the Board of Directors of Aebi Schmidt has unanimously (a) determined that this Agreement and the Transactions are fair and in the best interests of Aebi Schmidt and its shareholders; (b) approved, adopted and declared advisable this Agreement and the Transactions; (c) resolved to convene an extraordinary shareholders’ meeting of Aebi Schmidt, and to submit for approval at such extraordinary shareholders’ meeting the matters requiring shareholder approval to consummate the Transactions in accordance with this Agreement; and (d) recommended the approval of this Agreement and the Transactions by Aebi Schmidt’s shareholders;
WHEREAS, the Board of Directors of Shyft has (a) determined that this Agreement and the Transactions are fair and in the best interests of Shyft and its shareholders; (b) approved, adopted and declared advisable this Agreement and the Transactions; (c) directed that the approval and adoption of this Agreement (including the Transactions) be submitted to Shyft’s shareholders; and (d) recommended the adoption of this Agreement and approval of the Transactions by Shyft’s shareholders;
WHEREAS, the Board of Directors of Merger Sub has unanimously (a) approved, adopted and declared advisable this Agreement and the Transactions and (b) directed that this Agreement (including the Transactions) be submitted to Holdco for its approval and adoption in its capacity as the sole shareholder of Merger Sub;
WHEREAS, Aebi Schmidt, as the sole Member and Manager of Holdco, has approved, adopted and declared advisable this Agreement and the Transactions pursuant to a written consent (the “Holdco Consent”);
WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Shyft to enter into this Agreement, the shareholders of Aebi Schmidt representing at least 98% of the issued and outstanding Aebi Schmidt Common Stock as of the date hereof, (a) are entering into support agreements with Shyft in the form attached hereto as Exhibit A (the “Support Agreement”), and (b) have, as part of the Support Agreement, consented to Aebi Schmidt adopting this Agreement, supporting the Transactions and taking all other actions necessary to be taken in their capacity as shareholders of Aebi Schmidt to effect the Merger, the Transactions and the Debt Financing;
WHEREAS, immediately after the execution and delivery of this Agreement, Holdco, in its capacity as the sole shareholder of Merger Sub, will execute and deliver actions by written consent, adopting this Agreement and approving the Transactions (the “Merger Sub Consent”);
WHEREAS, for U.S. federal income tax purposes, (a) it is the intent of the Parties that (i) the Merger qualify as a “reorganization” under Section 368(a) of the Code and (ii) the transfer of Shyft Common Stock by the shareholders of Shyft pursuant to the Merger (other than by any shareholder of Shyft who is a U.S. person and would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Aebi Schmidt following the Merger that does not enter into a five-year gain recognition agreement with respect to the Shyft Common Stock such shareholder transferred in the form provided in Treasury Regulations Section 1.367(a)-8) qualify for an exception to Section 367(a)(1) of the Code, (clauses (i) and (ii), collectively, the “Intended US Tax Treatment”), and (b) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, substantially concurrently with the Closing, Aebi Schmidt and certain significant shareholders of Aebi Schmidt identified in Section 1.01 of the Aebi Schmidt Disclosure Schedule (the “Specified Stockholders”) will enter into relationship agreements in the form attached hereto as Exhibits B-1, B-2 and B-3 (collectively, the “Relationship Agreements”); and
WHEREAS, Aebi Schmidt and Shyft desire to make certain representations, warranties and covenants in this Agreement in connection with the Merger and to prescribe various conditions to the Transactions.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereto agree as follows:
ARTICLE I

The Merger; Closing; Effective Time
Section 1.01 The Merger.
(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Shyft shall (i) file a certificate of merger in the form of Exhibit C attached hereto (the “Certificate of Merger”) with LARA in accordance with the MCL and (ii) make all other filings or recordings required under the MCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with LARA, or at such later date or time as may be agreed by Aebi Schmidt and Shyft in writing and specified in the Certificate of Merger in accordance with the MCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (i) Merger Sub shall merge with and into Shyft in accordance with the MCL, and (ii) the separate corporate existence of Merger Sub shall cease and Shyft shall continue its corporate existence under the MCL as the surviving corporation in the Merger.
(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and restrictions of Shyft and Merger Sub, all as provided under the MCL, and the Merger shall have the effects set forth herein and in the applicable provisions of the MCL.
Section 1.02 Closing.
(a) The closing (the “Closing”) of the Merger shall take place (i) at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but in no event later than three (3) Business Days) after the date on which all conditions set forth in ARTICLE VIII shall have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (ii) at such other time or place as Shyft and Aebi Schmidt may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
(b) At or prior to the Closing, Aebi Schmidt shall deliver, or cause to be delivered:
(i) to Shyft, counterparts to the Relationship Agreements, duly executed by the Specified Stockholders and Aebi Schmidt; and
(ii) to Shyft, counterparts to the Exchange Agreement, duly executed by Aebi Schmidt and the Exchange Agent.
(c) At or prior to the Closing, Shyft shall deliver, or cause to be delivered to Aebi Schmidt, a counterpart to the Exchange Agreement, duly executed by Shyft.
Section 1.03 Organizational Documents of the Surviving Corporation.
(a)  At the Effective Time, by virtue of the Merger and without any further action on the part of Shyft, Aebi Schmidt, Holdco, Merger Sub, or any other Person, the articles of incorporation of Shyft shall be amended to read in their entirety in the form of the articles of incorporation attached hereto as Exhibit D-1, and, as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by Applicable Law and the governing documents of the Surviving Corporation.

(b) At the Effective Time, by virtue of the Merger and without any further action on the part of Shyft, Aebi Schmidt, Holdco, Merger Sub, or any other Person, the bylaws of Shyft shall be amended and restated as of the Effective Time to read in their entirety in the form of the bylaws attached hereto as Exhibit D-2, and, as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law and the governing documents of the Surviving Corporation.
Section 1.04 Directors and Officers of the Surviving Corporation. From and after the Effective Time, by virtue of the Merger and without any further action on the part of Shyft, Aebi Schmidt, Holdco, Merger Sub, or any other Person, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Shyft as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the governing documents of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Applicable Law and the governing documents of the Surviving Corporation.
ARTICLE II

Effect on Capital Stock; Exchange
Section 2.01 Effect on Capital Stock.
(a)  Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Aebi Schmidt, Shyft, Holdco, Merger Sub or the holders of any Equity Interests in Aebi Schmidt, Shyft or Merger Sub:
(i) each share of Shyft Common Stock issued and outstanding as of immediately prior to the Effective Time, other than the Excluded Shares, shall automatically be converted into the right to receive 1.040166432 (the “Exchange Ratio”) fully paid and nonassessable shares of Aebi Schmidt Common Stock (collectively, the “Merger Consideration”), subject to adjustment in accordance with Section 2.02 and (A) each share of Shyft Common Stock that was represented by a certificate as of immediately prior to the Effective Time (each, a “Certificate”), and (B) each uncertificated share of Shyft Common Stock (each, an “Uncertificated Share”) that was registered to a holder on the stock transfer books of Shyft (other than Excluded Shares) as of immediately prior to the Effective Time, in each case of clauses (A) and (B) shall cease to be outstanding and shall be cancelled, retired and cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive cash in lieu of any fractional shares and any dividends or other distributions with respect to Aebi Schmidt Common Stock pursuant to Section 2.03(f) or Section 2.04, in each case without any interest;
(ii) each share of Shyft Common Stock that is held immediately prior to the Effective Time by Holdco, Aebi Schmidt, Merger Sub or any of their respective Subsidiaries as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall automatically be cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be delivered or receivable in exchange therefor; and
(iii) each share of common stock, no par value, of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into and become one share of common stock, no par value, of the Surviving Corporation and shall constitute the only issued and outstanding shares of capital stock of the Surviving Corporation.
(b) After the Effective Time, the stock transfer books of Shyft shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Shyft Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Person presents any duly executed Letters of Transmittal, Certificates or Uncertificated Shares of former Shyft Common Stock to the Surviving Corporation or the Exchange Agent for any reason, they will be cancelled and exchanged for the applicable portion of the Merger Consideration, cash in lieu of any fractional shares of Aebi Schmidt Common Stock and any dividends or other distributions with respect to Aebi Schmidt Common Stock in accordance with this ARTICLE II.
Section 2.02 Certain Adjustments. Without limiting or affecting any of the provisions of Section 5.01 or Section 6.01, if, during the period between the date of this Agreement and the Effective Time, any change in the Equity Interests of Aebi Schmidt or Shyft (other than any issuances of Equity Interests expressly permitted by the terms of this Agreement) shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, merger, combination, exchange, consolidation, equity issuance or readjustment of shares, subdivision, forfeiture or other similar transaction, or any stock dividend thereon (including any dividend or distribution of securities convertible into Aebi Schmidt Common Stock or Shyft Common Stock, as applicable) with a record date during such period, but excluding any change that results from any exercise of Shyft Equity Awards, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement; provided that this Section 2.02 shall not be construed to permit Shyft, Aebi Schmidt, Holdco, Merger Sub or any of their respective Affiliates to take any action with respect to their Equity Interests that is prohibited by the terms of this Agreement.
Section 2.03 Exchange of Shares.
(a) Appointment of Exchange Agent. As promptly as practicable after the date of this Agreement, Aebi Schmidt and Shyft shall enter into an exchange administration agreement (the “Exchange Agreement”) with a reputable bank or trust company reasonably acceptable to, and as designated in writing by, Aebi Schmidt and Shyft (the “Exchange Agent”), pursuant to which the Exchange Agent will agree to serve as exchange agent in connection with the delivery of the Merger Consideration.
(b) Deposit with the Exchange Agent. On or prior to the Effective Time, in accordance with the terms and conditions of the Exchange Agreement, Aebi Schmidt shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of Aebi Schmidt, certain membership interests of Holdco in accordance with the steps set forth in Section 2.03(b) of the Aebi Schmidt Disclosure Schedules. Immediately after the Effective Time pursuant to the Exchange Agreement and in accordance with the steps set forth in Section 2.03(b) of the Aebi Schmidt Disclosure Schedules, Aebi Schmidt shall cause the Exchange Agent to contribute the membership interests of Holdco then-held by the Exchange Agent to Aebi Schmidt as a contribution in kind in exchange for the issuance of a number of shares of Aebi Schmidt Common Stock in uncertificated form, equal to the aggregate Merger Consideration issuable pursuant to Section 2.01(a)(i), which Aebi Schmidt shall issue to the Exchange Agent, acting in its own name but for the account of holders of the Shyft Common Stock, for the purpose of exchanging the Shyft Common Stock for the Merger Consideration. Aebi Schmidt agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed, cash sufficient to pay any dividends to which such holders are entitled pursuant to this Section 2.03 and cash in lieu of any fractional share of Aebi Schmidt Common Stock to which such holder is entitled pursuant to Section 2.04. Upon Aebi Schmidt’s request, such additional number of Aebi Schmidt Common Stock may be issued as part of the contribution in kind referred to in this Section 2.03(b), and delivered by the Exchange Agent to Aebi Schmidt without consideration, and held by Aebi Schmidt as treasury shares, as necessary to source employee incentive plans.
(c) Exchange Fund. As soon as reasonably practicable after the Effective Time, Aebi Schmidt shall provide, or cause the Exchange Agent to provide, to each Person who is or will be, as of immediately prior to the Effective Time, a holder of record of Shyft Common Stock, a customary letter of transmittal (each, a “Letter of Transmittal”) and instructions for use in effecting the payment of the applicable Merger Consideration pursuant to Section 2.01. All evidence of shares of Aebi Schmidt Common Stock in uncertificated form, any dividends with respect thereto and any cash deposited with the Exchange Agent pursuant to this Section 2.03 shall be referred to in this Agreement as the “Exchange Fund.” Aebi Schmidt shall cause the Exchange Agent to deliver the Merger Consideration (together with any dividends pursuant to Section 2.03(f) and any cash in lieu of any fractional shares of Shyft Common Stock pursuant to Section 2.04) contemplated to be issued or paid pursuant to this ARTICLE II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Aebi Schmidt; provided that, no such investment or losses thereon shall affect the dividends to which holders of Shyft Common Stock are entitled pursuant to Section 2.03(f) or cash in lieu of fractional interests to which holders of Shyft Common Stock are entitled pursuant to Section 2.04. Any interest and other income resulting from such investments shall be the property of, and paid to, Aebi Schmidt upon termination of the Exchange Fund.
(d) Exchange Procedures. Each holder of shares of Shyft Common Stock (other than the Excluded Shares), upon (i) in the case of a share of Shyft Common Stock represented by a Certificate, delivery to (and receipt by) the Exchange Agent of a Certificate, together with a properly completed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent, or (ii) in the case of each Uncertificated Share, receipt of an “agent’s message” by the Exchange Agent, in each case shall be entitled to receive (following the Effective Time), (A) the Merger Consideration, and (B) cash in lieu of fractional shares of Aebi Schmidt Common Stock and any dividends with respect thereto as contemplated by Section 2.03(f) and Section 2.04. Until exchanged as contemplated by this Section 2.03, any shares of Shyft Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such exchange Merger Consideration and other amounts, as applicable, as contemplated by this Section 2.03 and Section 2.04. No interest will be paid or accrue on any cash payable upon exchange of any shares of Shyft Common Stock.
(e) Payments to other Persons. If any portion of the Merger Consideration (or cash in lieu of any fractional shares of Aebi Schmidt Common Stock or any dividends with respect thereto contemplated by Section 2.03(f) or Section 2.04) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.
(f) Treatment of Dividends. Following the surrender of any Certificates or the transfer of any Uncertificated Shares as provided in this Section 2.03, Aebi Schmidt shall pay, or cause to be paid, without interest, to the Person in whose name the shares of Aebi Schmidt Common Stock constituting the Merger Consideration have been registered, (i) in connection with the payment of the Merger Consideration, (A) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.04, and (B) the aggregate amount of all dividends payable with respect to such shares of Aebi Schmidt Common Stock with a record date on or after the Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends payable with respect to shares of Aebi Schmidt Common Stock constituting the Merger Consideration with a record date on or after the Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to shares of Aebi Schmidt Common Stock constituting the Merger Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.04, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, pursuant to this Section 2.03.
Section 2.04 No Fractional Shares.
(a) No certificates or scrip representing fractional shares of Aebi Schmidt Common Stock will be issued upon the conversion of Shyft Common Stock pursuant to Section 2.01(a), and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of Aebi Schmidt Common Stock. For purposes of this Section 2.04, all fractional share interests to which a single record holder would be entitled will be aggregated, and calculations will be rounded up to three decimal places.
(b) Fractional shares of Aebi Schmidt Common Stock that would otherwise be allocable to any former holders of Shyft Common Stock in the Merger will be aggregated, and, if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, from Aebi Schmidt an amount in cash (rounded down to the nearest cent), without interest, determined by multiplying the fraction of such fractional share of Aebi Schmidt Common Stock by the closing sale price of a share of Aebi Schmidt Common Stock on Nasdaq on the first full trading day immediately following the Effective Time. Payment of cash in lieu of fractional shares of Shyft Common Stock will be made solely for the purpose of avoiding the expense and inconvenience to Aebi Schmidt of issuing fractional shares of Aebi Schmidt Common Stock and will not represent separately bargained-for consideration.
Section 2.05 Treatment of Shyft Equity Awards and ESPP.
(a) Shyft RSUs. At the Effective Time, each outstanding time-vested restricted stock unit (or portion thereof) with respect to shares of Shyft Common Stock that is held by an individual other than a current or former non-employee director of Shyft (each, a “Shyft RSU”) shall, by virtue of the Merger and without any required action on the part of Shyft or the holder of the Shyft RSU, be assumed by Aebi Schmidt and converted into a restricted stock unit award with respect to shares of Aebi Schmidt Common Stock (each, a “Aebi Schmidt RSU”). Each such Aebi Schmidt RSU shall continue to have, and be subject to, the same terms and conditions (including the vesting and settlement terms) as applied to the corresponding Shyft RSU immediately prior to the Effective Time, except that the number of shares of Aebi Schmidt Common Stock subject to such Aebi Schmidt RSU shall be equal to the product obtained by multiplying (i) the total number of shares of Shyft Common Stock underlying such Shyft RSU by (ii) the Exchange Ratio (rounded up to the nearest whole share).

(b) Shyft PSUs. At the Effective Time, each outstanding performance-vested restricted stock unit or performance share unit (or portion thereof) with respect to shares of Shyft Common Stock (each, a “Shyft PSU”) shall, by virtue of the Merger and without any required action on the part of Shyft or the holder of the Shyft PSU, be assumed by Aebi Schmidt and converted into a Aebi Schmidt RSU (i) for the period prior to the date of the Agreement, in respect of that number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on the higher of target or actual performance as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio (rounded up to the nearest whole share) and (ii) for the period commencing with the date of the Agreement and ending on the Effective Time, in respect of that number of shares of Aebi Schmidt Common Stock equal to the product of (x) the total number of shares of Shyft Common Stock subject to such Shyft PSU immediately prior to the Effective Time, assuming performance goals are achieved based on target performance as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio. After the Effective Time, such Aebi Schmidt RSU shall only be subject to time-vesting through the remainder of the originally scheduled performance period (or any later vesting date). Except as expressly provided in this Section 2.05(b), each such Aebi Schmidt RSU shall be subject to substantially the same terms and conditions as applied to the corresponding Shyft PSU immediately prior to the Effective Time.
(c)  Shyft Director RSUs. Notwithstanding anything to the contrary in Section 2.05(a), immediately prior to the Effective Time, each outstanding restricted stock unit (or portion thereof) with respect to shares of Shyft Common Stock that is held by a current or former non-employee director of Shyft (each, a “Shyft Director RSU”) shall vest in full and shall, by virtue of the Merger and without any required action on the part of Shyft or the holder of Shyft Director RSU, be cancelled and converted into the right to receive from Aebi Schmidt, at the Effective Time or as soon as practicable thereafter, the number of shares of Aebi Schmidt Common Stock that is obtained by multiplying (i) the total number of shares of Shyft Common Stock underlying such Shyft Director RSU by (ii) the Exchange Ratio (rounded up to the nearest whole share).
(d) Shyft Stock Plans. As of the Effective Time, the Shyft Stock Plans, including all of the rights, powers, responsibilities and obligations set forth herein, shall be assumed by Aebi Schmidt.
(e) Shyft ESPP. Following the date of this Agreement and prior to the Closing Date, Shyft shall adopt such resolutions or take such other necessary actions such that (i) no offering period under the Shyft ESPP shall commence after the date of this Agreement, (ii) no individual participating in any Shyft ESPP shall be permitted to (A) increase the amount of his or her payroll contributions thereunder from the rate in effect as of the date of this Agreement or make any non-payroll contributions to the Shyft ESPP, (iii) no individual who is not participating in the Shyft ESPP as of the date of this Agreement may commence participation in the offering period that is in effect under the Shyft ESPP on the date of this Agreement (the “Final Offering Period”) and (iv) subject to the consummation of the Merger, the Shyft ESPP shall terminate, effective immediately as of the Effective time. If the Final Offering Period is still in effect at the time of the Closing, then the last day of the Final Offering Period shall be accelerated to the Business Day prior to the Closing Date and the final settlement or purchase of shares of Shyft Common Stock thereunder shall be made on that day. All amounts allocated to each participant’s account under the Shyft ESPP at the end of the Final Offering Period shall thereupon be used to purchase whole shares of Shyft Common Stock for the Final Offering Period at the applicable price under the Shyft ESPP, which shares of Shyft Common Stock shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.01(a). As promptly as practicable following such purchase of shares of Shyft Common Stock, Shyft shall return to each participant in the Shyft ESPP any funds that remain in such participant’s account after such purchase.
(f) Further Actions. Prior to the Effective Time, Shyft and the Board of Directors of Shyft (or, if applicable, any committee thereof administering any Shyft Stock Plans or the Shyft ESPP) shall adopt any resolutions and take any actions (including obtaining any individual’s consent) that are necessary to approve and effectuate the foregoing provisions of this Section 2.05, including making any determinations and/or resolutions of the Board of Directors of Shyft or a committee thereof or any administrator of a Shyft Stock Plan or Shyft ESPP as may be necessary and delivering any required notices.
Section 2.06 Treatment of Aebi Schmidt Stock Plan. Effective upon the Closing, the Aebi Schmidt Stock Plan shall be terminated. With respect to shares of Aebi Schmidt Common Stock subject to holding periods and trading restrictions, such holding periods and transfer restrictions shall remain in place, unless otherwise determined by Aebi Schmidt after consultation with Shyft.

Section 2.07 Withholding Rights. Each of Aebi Schmidt, Shyft, Holdco, Merger Sub, the Surviving Corporation, the Exchange Agent and any of their respective Affiliates or agents, as the case may be, shall be entitled to deduct and withhold from the consideration or other amounts otherwise required to be distributed or paid pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to making such distribution or payment under the Code or any other Applicable Law in respect of Taxes. To the extent that amounts are so withheld and remitted to the applicable Governmental Authority in accordance with Applicable Law shall be treated for all purposes of this Agreement as having been distributed or paid to the Persons otherwise entitled hereto.
Section 2.08 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the record holder thereof claiming such Certificate to be lost, stolen or destroyed, and (ii) delivery of an otherwise duly completed and signed Letter of Transmittal in accordance with Section 2.03(c) by such record holder, such record holder shall be entitled to receive the applicable portion of the Merger Consideration in respect of the shares of Shyft Common Stock represented by such Certificate as contemplated under this ARTICLE II.
Section 2.09 Unclaimed Property. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Shyft Common Stock twelve (12) months following the Closing Date shall be delivered to Aebi Schmidt or as otherwise instructed by Aebi Schmidt, and any such holder who has not exchanged shares of Shyft Common Stock for the Merger Consideration in accordance with Section 2.03 prior to that time shall thereafter look only to Aebi Schmidt, subject to the last sentence of this Section 2.09, for payment of the Merger Consideration (and cash in lieu of any fractional shares of Aebi Schmidt Common Stock and any dividends with respect thereto as contemplated by Section 2.03), without any interest thereon. None of the Parties hereto, the Surviving Corporation or the Exchange Agent will be liable to any Person in respect of any shares of Aebi Schmidt Common Stock properly delivered to any public official pursuant to any applicable abandoned property, escheat, or similar Applicable Law.
ARTICLE III

Representations and Warranties of Aebi Schmidt
Subject to Section 10.17, except as disclosed in the disclosure schedules (the “Aebi Schmidt Disclosure Schedules”) delivered to Shyft by Aebi Schmidt on the date of this Agreement, Aebi Schmidt hereby represents and warrants to Shyft, as follows:
Section 3.01 Corporate Existence and Power.
(a) Aebi Schmidt is a stock corporation (Aktiengesellschaft) duly incorporated and validly existing under the Applicable Laws of Switzerland. Holdco is a limited liability company duly formed, validly existing and in good standing under the Applicable Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Applicable Laws of the State of Michigan. Each of Aebi Schmidt, Holdco and Merger Sub has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Aebi Schmidt, Holdco and Merger Sub is duly qualified to do business and, to the extent such concept or a similar concept is applicable in such jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified: (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of each of Aebi Schmidt, Holdco or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions or the Debt Financing.
(b) Prior to the date of this Agreement, Aebi Schmidt has made available to Shyft true and complete copies of the articles of incorporation, organizational regulations and similar organizational documents of Aebi Schmidt, Holdco and Merger Sub as in effect on the date of this Agreement (collectively, the “Aebi Schmidt Organizational Documents”). Each of such Aebi Schmidt Organizational Documents is in full force and effect, and none of Aebi Schmidt, Holdco or Merger Sub is in violation of any provisions thereof in any material respect.
(c) Since the date of its incorporation or formation, as applicable, none of Holdco or Merger Sub has acquired any asset, incurred any liability or otherwise engaged in any activities other than in connection with, or as contemplated by, this Agreement, the Ancillary Agreements, the Transactions or the Debt Financing.

Section 3.02 Corporate Authorization.
(a) The execution, delivery and performance by each of Aebi Schmidt, Holdco and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by Aebi Schmidt, Holdco and Merger Sub of the Transactions and the Debt Financing, are within the corporate powers of Aebi Schmidt, Holdco and Merger Sub, as applicable, and, except for the Holdco Consent and the Merger Sub Consent, have been duly authorized by all necessary corporate action on the part of Aebi Schmidt. This Agreement has been duly executed and delivered by each of Aebi Schmidt, Holdco and Merger Sub, and each of the Ancillary Agreements to which each of Aebi Schmidt, Holdco and Merger Sub is a party has been (or will be) duly executed and delivered by Aebi Schmidt, Holdco or Merger Sub, as applicable, and (assuming due authorization, execution and delivery by the other Parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of Aebi Schmidt, Holdco and Merger Sub enforceable against Aebi Schmidt, Holdco and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Exceptions”)).
(b) The Board of Directors of Aebi Schmidt has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair and in the best interests of Aebi Schmidt and its shareholders; (ii) approving, adopting and declaring advisable this Agreement, the Debt Financing, and the Transactions; (iii) to convene an extraordinary shareholders’ meeting of Aebi Schmidt, and to submit for approval to such extraordinary shareholders’ meeting the matters requiring shareholder approval to consummate the Transactions in accordance with this Agreement and the Debt Financing; and (iv) recommending the approval by Aebi Schmidt’s shareholders of all the matters requiring shareholder approval to consummate the Transactions and the Debt Financing in accordance with this Agreement and the Debt Financing. Aebi Schmidt has provided to Shyft a true, correct, and complete copy of the foregoing resolutions of the Board of Directors of Aebi Schmidt. The Board of Directors of Merger Sub has unanimously adopted resolutions (i) determining that this Agreement, the Transactions and the Debt Financing are fair and in the best interests of its sole shareholder; (ii) approving, adopting and declaring advisable this Agreement, the Transactions and the Debt Financing; (iii) directing that the approval and adoption of this Agreement (including the Transactions and the Debt Financing) be submitted to its sole shareholder; and (iv) recommending the adoption of this Agreement and approval of the Transactions (including the Merger) and the Debt Financing by Merger Sub’s sole shareholder. The sole Member and Manager of Holdco has adopted resolutions (i) determining that this Agreement, the Transactions and the Debt Financing are fair and in the best interests of its sole Member; and (ii) approving, adopting and declaring advisable this Agreement, the Transactions and the Debt Financing. The Board of Directors or Manager, as applicable, of each of Aebi Schmidt, Holdco and Merger Sub has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.
(c) Aebi Schmidt has provided to Shyft a true, correct and complete copy of the duly executed Support Agreement. The Holdco Consent and the Merger Sub Consent, when entered into, will be effective.
Section 3.03 Governmental Authorization. The execution, delivery and performance by each of Aebi Schmidt, Holdco and Merger Sub of this Agreement and the Ancillary Agreements to which it is or is specified to be a party, and the consummation by each of Aebi Schmidt, Holdco or Merger Sub of the Transactions and the Debt Financing, require no action by or in respect of, consents of, or filing with, any Governmental Authority other than (a) the filing of each of (x) the Certificate of Merger with the Secretary of State of the State of Michigan and (y) appropriate documents with the relevant authorities of other states in which Aebi Schmidt, Holdco and Merger Sub are qualified to do business; (b) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (c) CFIUS Clearance; (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws or pursuant to the listing requirements of Nasdaq; (e) the consents and filing set forth on Section 3.03 of the Aebi Schmidt Disclosure Schedules; and (f) any other actions, consents or filing the absence of which (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of any of Aebi Schmidt, Holdco or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions and the Debt Financing.
Section 3.04 Non-contravention. The execution, delivery and performance by each of Aebi Schmidt, Holdco and Merger Sub of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation of the Transactions and the Debt Financing, do not and will not: (a) assuming receipt of the

Merger Sub Consent, contravene, conflict with, or result in any violation or breach of any provision of the Aebi Schmidt Organizational Documents; (b) assuming compliance with the matters referred to in Section 3.03 and receipt of the Merger Sub Consent, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 3.03 and receipt of the Holdco Consent and the Merger Sub Consent, require any consents or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Aebi Schmidt, Holdco or Merger Sub or any of their respective Subsidiaries is entitled under, any provision of any Aebi Schmidt Material Contract binding upon Aebi Schmidt, Holdco or Merger Sub or any of their respective Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of Aebi Schmidt, Holdco or Merger Sub or any of their respective Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Aebi Schmidt, Holdco or Merger to perform its obligations under this Agreement or to consummate the Transactions and the Debt Financing.
Section 3.05 Capitalization.
(a) The capital stock of Aebi Schmidt as of the date hereof consists of 5,382,029 shares of Aebi Schmidt Common Stock. As of the date of this Agreement, 1,805 shares of Aebi Schmidt Common Stock are held in treasury and 5,380,224 shares of Aebi Schmidt Common Stock are issued and outstanding, which includes the shares detailed in Section 3.05(c) of the Aebi Schmidt Disclosure Schedules which were sold under the Aebi Schmidt Stock Plan. Except as set forth in the immediately preceding sentence or to the extent permitted by Section 5.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Aebi Schmidt, (ii) securities of Aebi Schmidt or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Aebi Schmidt, (iii) warrants, calls, options or other rights to acquire from Aebi Schmidt or any of its Subsidiaries, or other obligations of Aebi Schmidt or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Aebi Schmidt, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Aebi Schmidt or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Aebi Schmidt (the items in clauses (i) through (iv) being referred to collectively as the “Aebi Schmidt Securities”). No holder of Aebi Schmidt Securities will have any dissenters’, appraisal or similar rights in connection with the Transactions and the Debt Financing.
(b) The Aebi Schmidt Common Stock to be issued against the contribution of membership interests of Holdco pursuant to Section 2.03(b) will be duly authorized, validly issued, fully paid and nonassessable and not subject to pre-emptive rights. As of the date of this Agreement and as of immediately prior to the Effective Time, all of the outstanding shares of capital stock or other outstanding Equity Interests of each of Holdco and Merger Sub will be duly authorized, validly issued, fully paid and nonassessable. As of immediately prior to the Effective Time, all of the outstanding shares of capital stock or other outstanding Equity Interests of (i) Holdco are directly owned by Aebi Schmidt, and (ii) Merger Sub are directly owned by Holdco, in each case free and clear of any Lien (other than those restrictions on transfer imposed by applicable securities laws).
(c) All outstanding shares of capital stock of Aebi Schmidt, including all shares of Aebi Schmidt Common Stock issued pursuant to the Aebi Schmidt Stock Plan, have been duly authorized and validly issued, and are fully paid and nonassessable and free of preemptive rights. Section 3.05(c) of the Aebi Schmidt Disclosure Schedules sets forth a true and complete list of all outstanding shares of capital stock of Aebi Schmidt issued and sold under the Aebi Schmidt Stock Plan as of the date hereof, including with respect to each such share issuance, (i) the name of the holder, (ii) date of purchase of such shares, and (iii) the number of shares of Aebi Schmidt Common Stock purchased. No Subsidiary of Aebi Schmidt owns any shares of capital stock of Aebi Schmidt.
(d) There are no outstanding bonds, debentures, notes or other indebtedness of Aebi Schmidt having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Aebi Schmidt may vote. There are no outstanding obligations of Aebi Schmidt or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Aebi Schmidt Securities.

(e) There are no shareholders agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which Aebi Schmidt or any Subsidiary of Aebi Schmidt is a party with respect to the capital stock or other Equity Interests of Aebi Schmidt. None of Aebi Schmidt or any Subsidiaries of Aebi Schmidt has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.
Section 3.06 Subsidiaries.
(a) Each Subsidiary of Aebi Schmidt is a corporation or other entity duly incorporated or organized, validly existing and in good standing (to the extent such concept or a similar concept is applicable in such jurisdiction) under the Applicable Laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Aebi Schmidt to perform its obligations under this Agreement or to consummate the Transactions and the Debt Financing. Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Aebi Schmidt to perform its obligations under this Agreement or to consummate the Transactions and the Debt Financing. Section 3.06(a) of the Aebi Schmidt Disclosure Schedules sets forth a true and complete list of each Subsidiary of Aebi Schmidt as of the date of this Agreement and its jurisdiction of incorporation or organization.
(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Aebi Schmidt are owned by Aebi Schmidt, directly or indirectly, free and clear of any Lien (other than those restrictions on transfer imposed by applicable securities laws). All outstanding shares of capital stock of Subsidiaries of Aebi Schmidt have been validly issued and fully paid. There are no outstanding options, warrants, call rights or any other agreements regarding the sale or issuance of rights to acquire any further shares or other voting securities of any Subsidiary of Aebi Schmidt. Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Aebi Schmidt does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.
Section 3.07 Financial Statements and Financial Matters.
(a) The (i) audited consolidated balance sheet of Aebi Schmidt and its Subsidiaries as of each of December 31, 2022 and December 31, 2023 and the audited consolidated statements of operations, equity and cash flows for each of the 12-month periods then ended, and (ii) unaudited consolidated balance sheet of Aebi Schmidt and its Subsidiaries as of October 31, 2024 and the unaudited consolidated statements of operations, equity and cash flows for such 10-month period then-ended (collectively, the “Aebi Schmidt Financial Statements”) have been provided to Shyft. The unaudited consolidated balance sheet of Aebi Schmidt and its Subsidiaries as of October 31, 2024, is referred to herein as the “Aebi Schmidt Balance Sheet”. The Aebi Schmidt Financial Statements referred to in clause (i) and clause (ii) of the immediately preceding sentence have been prepared based upon the information contained in Aebi Schmidt’s and its Subsidiaries’ books and records, have been prepared in accordance with Swiss GAAP FER, consistently applied throughout the periods indicated (except as may be indicated in the notes thereto, and subject, in the case of unaudited financial statements, to the normal year-end adjustments and to the absence of certain footnotes), and present fairly in all material respects the financial condition and results of operations of Aebi Schmidt and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein. The books and records of Aebi Schmidt and its Subsidiaries have been maintained in all material respects in compliance with applicable legal and accounting requirements.
(b) Aebi Schmidt and its Subsidiaries have established and maintain a system of internal controls. Such internal controls are reasonably designed to provide reasonable assurance regarding the reliability of Aebi Schmidt’s financial reporting and the preparation of Aebi Schmidt’s financial statements for external purposes in accordance with Swiss GAAP FER. Aebi Schmidt’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Aebi Schmidt’s auditors and the audit committee of the Board of Directors of Aebi Schmidt (i) all significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect in any material respect Aebi Schmidt’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.
(c) Since the Measurement Date, (i) none of Aebi Schmidt or any of its Subsidiaries nor, to the knowledge of Aebi Schmidt, any director or officer of Aebi Schmidt or any of its Subsidiaries has received any written or, to the knowledge of Aebi Schmidt, oral, complaint, allegation, assertion, or claim regarding the financial accounting procedures, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Aebi Schmidt or any of its Subsidiaries, including from employees of Aebi Schmidt or any of its Subsidiaries, and (ii) no attorney representing Aebi Schmidt or any of its Subsidiaries, whether or not employed by Aebi Schmidt or any of its Subsidiaries, has reported, in writing, credible evidence of any material violation of securities Laws or breach of fiduciary duty, by Aebi Schmidt, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Board of Directors of Aebi Schmidt or any committee thereof, or to the Chief Executive Officer, Chief Financial Officer, or General Counsel of Aebi Schmidt.
(d) Since the Measurement Date, neither Aebi Schmidt nor any of its Subsidiaries, nor, to the knowledge of Aebi Schmidt, any director, officer, employee, auditor, accountant or representative of Aebi Schmidt or any of its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal accounting controls over financial reporting utilized by Aebi Schmidt which would adversely affect in any material respect Aebi Schmidt’s ability to record, process, summarize and report financial information, (ii) any fraud, whether or not material, that involves Aebi Schmidt’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls over financial reporting utilized by Aebi Schmidt, or (iii) any written claim or allegation regarding a material violation of internal accounting controls over financial reporting.
Section 3.08 Disclosure Documents. The information relating to Aebi Schmidt and its Subsidiaries that is provided in writing by Aebi Schmidt, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and the Registration Statement will not, at (i) the time the definitive Proxy Statement and the Registration Statement is filed with the SEC, (ii) the time the Proxy Statement and the Registration Statement or any amendment or supplement thereto is first mailed to Shyft’s shareholders and (iii) at the time of the Shyft Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.08 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement and the Registration Statement based upon information supplied by Shyft or any of its Representatives specifically for use or incorporation by reference therein.
Section 3.09 Absence of Certain Changes. Since the Aebi Schmidt Balance Sheet Date through the date of this Agreement, (a) the business of Aebi Schmidt and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not been any event, change, effect, development or occurrence that is or would reasonably be expected to be, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect.
Section 3.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of Aebi Schmidt or any of its Subsidiaries of any kind that would be required under Swiss GAAP FER to be disclosed and provided for in a consolidated balance sheet of Aebi Schmidt, whether accrued, contingent, absolute, determined or determinable or otherwise, other than (a) liabilities or obligations disclosed and provided for in the Aebi Schmidt Financial Statements or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Aebi Schmidt Balance Sheet Date, (c) liabilities incurred in connection with the Transactions and (d) other liabilities or obligations that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Aebi Schmidt Material Adverse Effect. There are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so disclosed and provided for in the Aebi Schmidt Balance Sheet or in the notes thereto.
Section 3.11 Litigation. There is no Proceeding pending or, to the knowledge of Aebi Schmidt, threatened against or affecting Aebi Schmidt, any of its Subsidiaries, any present or former officers, directors or employees of Aebi Schmidt or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of Aebi Schmidt or any of its Subsidiaries, before (or, in the case of threatened Proceedings, that would reasonably be expected to be before) any Governmental Authority, that have resulted or would reasonably be expected to result, individually or in the aggregate, in a Aebi Schmidt Material Adverse Effect, or that, as of the date hereof, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions or the Debt Financing. There is no settlement or similar agreement that imposes any material ongoing obligations or restriction on Aebi Schmidt or any of its Subsidiaries. There is no Order outstanding or, to the knowledge of Aebi Schmidt, threatened against or affecting Aebi Schmidt, any of its Subsidiaries, any present or former officers, directors or employees of Aebi Schmidt or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of Aebi Schmidt or any of its Subsidiaries, under which Aebi Schmidt or any of its Subsidiaries has any material ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Aebi Schmidt to perform its obligations under this Agreement or to consummate the Transactions or the Debt Financing.
Section 3.12 Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, Aebi Schmidt and each of its Subsidiaries hold all Permits necessary for the operation of their respective businesses (the “Aebi Schmidt Permits”). All Aebi Schmidt Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect. Aebi Schmidt and each of its Subsidiaries are and since the Measurement Date, have been in compliance with the terms of the Aebi Schmidt Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of Aebi Schmidt, threatened that seeks, or, to the knowledge of Aebi Schmidt, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Aebi Schmidt Permit except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect.
Section 3.13 Compliance with Applicable Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect: (i) Aebi Schmidt and each of its Subsidiaries are, and since the Measurement Date, have been, in compliance with all Applicable Laws and are not in default under or in violation of any Applicable Laws; (ii) neither Aebi Schmidt nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law; and (iii) since the Measurement Date, no Governmental Authority has issued any notice or notification stating that Aebi Schmidt or any of its Subsidiaries is not in compliance with any Applicable Laws.
Section 3.14 Anti-Bribery; Anti-Corruption; Anti-Money Laundering. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect:
(a) Aebi Schmidt, each of its Subsidiaries, and each of their respective directors, officers, employees, agents, representatives, sales intermediaries and any other Third Party acting on their behalf, has, since the Measurement Date, complied with all applicable Specified Business Conduct Laws;
(b) since the Measurement Date, neither Aebi Schmidt nor any of its Subsidiaries, nor, to the knowledge of Aebi Schmidt, any of their respective directors, officers or employees has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving Aebi Schmidt or any of its Subsidiaries, in any way relating to any Specified Business Conduct Laws;
(c) neither Aebi Schmidt nor any of its Subsidiaries, nor, to the knowledge of Aebi Schmidt, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other Third Party acting on their behalf is a Sanctioned Person;
(d) since the Measurement Date, neither Aebi Schmidt nor any of its Subsidiaries, nor, to the knowledge of Aebi Schmidt, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other Third Party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person that would not be permitted for a Person subject to each of the Specified Business Conduct Laws;

(e) no officer, director or employee of Aebi Schmidt or any of its Subsidiaries is a Government Official; and
(f) Aebi Schmidt and its Subsidiaries have in place policies, procedures and controls that are reasonably designed to promote compliance with any applicable Specified Business Conduct Laws.
Section 3.15 Aebi Schmidt Material Contracts.
(a) Section 3.15(a) of the Aebi Schmidt Disclosure Schedules sets forth a list as of the date of this Agreement of each of the following Contracts to which Aebi Schmidt or any of its Subsidiaries is a party or by which Aebi Schmidt, any of its Subsidiaries or its or their assets are bound (other than any Aebi Schmidt Employee Plan or purchase order or statement of work entered into in the ordinary course of business) (each such Contract listed or required to be so listed, a “Aebi Schmidt Material Contract”):
(i) other than any customary non-disclosure agreement entered into in the ordinary course of business, any Contract that (A) limits or purports to limit, in any material respect, the freedom of Aebi Schmidt or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Corporation, Shyft, Aebi Schmidt or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws) or (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on Aebi Schmidt or any of its Subsidiaries (or, after the Closing, that would be binding on the Surviving Corporation, Aebi Schmidt or any of their respective Affiliates);
(ii) any Contract relating to indebtedness for borrowed money, or that provides for the guarantee, support, indemnification, assumption or endorsement by Aebi Schmidt or any of its Subsidiaries of, or any similar commitment by Aebi Schmidt or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other Person, in each case in a principal amount in excess of $10,000,000;
(iii) any Contract restricting the payment of dividends or the making of distributions to shareholders of Aebi Schmidt or the repurchase of stock or other equity of Aebi Schmidt;
(iv) any joint venture, profit-sharing, partnership, strategic alliance, collaboration, or other similar agreements with a third party that is material to the business of Aebi Schmidt and its Subsidiaries, taken as a whole;
(v) any Contract pursuant to which Aebi Schmidt or any of its Subsidiaries receives from any Third Party a license, right or covenant not to sue with respect to any Intellectual Property that is material to Aebi Schmidt and its Subsidiaries, taken as a whole, other than non-exclusive licenses to commercial off-the-shelf software which are generally available on non-discriminatory pricing terms;
(vi) any Contract pursuant to which Aebi Schmidt or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to Aebi Schmidt and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted in the ordinary course of business;
(vii) any Related Party Contract to which Aebi Schmidt or its Subsidiaries is a party;
(viii) any Contract involving the settlement of any action or threatened action (or series of related actions) that will, after the date hereof, (A) involve payments by Aebi Schmidt or any of its Subsidiaries in excess of $2,000,000 or (B) impose material monitoring or reporting obligations on Aebi Schmidt or any of its Subsidiaries outside the ordinary course of business;
(ix) any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $2,000,000 to which Aebi Schmidt or any of its Subsidiaries is a party, as lessee;
(x) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Aebi Schmidt or any of its Subsidiaries (other than any such Contracts that are terminable by Aebi Schmidt or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(xi) any Contract that relates to the acquisition or disposition of any Person, business or asset (other than any Contract or arrangement that provides solely for the acquisition of equipment or products or provision of services in the ordinary course of business) and under which Aebi Schmidt or its Subsidiaries have a material continuing obligation, including any material “earn-out” or similar contingent payment obligation, transition services obligation or indemnity obligation;
(xii) any employment, consulting, or indemnification Contract (in each case with respect to which Aebi Schmidt or any of its Subsidiaries has continuing obligations as of the date hereof) with any current or former (A) officer of Aebi Schmidt or any of its Subsidiaries, (B) member of the Board of Directors of Aebi Schmidt, or (C) Aebi Schmidt employee providing for an annual base salary or payment in excess of $400,000 that cannot be terminated without more than 60 days’ notice (or pay in lieu thereof);
(xiii) any Contract that contains any provision that requires the purchase of all or a material portion of Aebi Schmidt’s or any of its Subsidiaries’ requirements for a given product or service from a given Third Party, which product or service is material to Aebi Schmidt and its Subsidiaries, taken as a whole;
(xiv) any Contract that by its terms is not terminable by Aebi Schmidt or its Subsidiaries without payment or penalty upon notice of sixty (60) days or less under which Aebi Schmidt or any of its Subsidiaries is obligated to make payment or incur costs in excess of $10,000,000 in any fiscal year; and
(xv) any commitment by Aebi Schmidt or its Subsidiaries (orally or in writing) to enter into any of the foregoing.
(b) All of the Aebi Schmidt Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of Aebi Schmidt or a Subsidiary of Aebi Schmidt (as the case may be) and, to the knowledge of Aebi Schmidt, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against Aebi Schmidt or its Subsidiaries (as the case may be) and, to the knowledge of Aebi Schmidt, each of the other parties thereto (except for such Aebi Schmidt Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect. To the knowledge of Aebi Schmidt, no Person is seeking to terminate or challenge the validity or enforceability of any Aebi Schmidt Material Contract, except such terminations or challenges that have not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect. Neither Aebi Schmidt nor any of its Subsidiaries, nor to the knowledge of Aebi Schmidt, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Aebi Schmidt nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Aebi Schmidt Material Contract, except for those violations and defaults (or potential defaults) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect.
Section 3.16 Taxes.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect:
(i) All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of, Aebi Schmidt or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete.
(ii) Aebi Schmidt and each of its Subsidiaries has timely paid (or has had paid on its behalf) all Taxes due and payable by Aebi Schmidt or any of its Subsidiaries, or (A) where payment is not yet due, Aebi Schmidt has established in accordance with Swiss GAAP FER an adequate accrual for such Taxes on a consolidated basis, or (B) where payment is being contested in good faith pursuant to appropriate procedures, Aebi Schmidt has established in accordance with Swiss GAAP FER, as applicable, an adequate reserve or provision for such Taxes on a consolidated basis.
(iii) Aebi Schmidt and each of its Subsidiaries has complied with applicable Tax Laws with respect to the withholding, collection or remittance to the appropriate Taxing Authority of all Taxes with respect to payments made to or received from any employee, creditor, shareholder, customer or other third party.

(iv) There is no Proceeding pending or, to the knowledge of Aebi Schmidt, threatened in writing against or with respect to Aebi Schmidt or any of its Subsidiaries in respect of any Tax or Tax asset in any jurisdiction.
(v) Other than the Swiss Tax Rulings, there are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax or Tax asset pending or in progress between Aebi Schmidt or any of its Subsidiaries and any Taxing Authority. Aebi Schmidt and each of its Subsidiaries have complied with all advance Tax rulings previously received from any Taxing Authority.
(vi) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Aebi Schmidt or any of its Subsidiaries.
(vii) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against Aebi Schmidt or any of its Subsidiaries, which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves or provisions have been established in accordance with Swiss GAAP FER on a consolidated basis.
(viii) Within the last three years, no claim has been made in writing by any Taxing Authority in a jurisdiction where Aebi Schmidt and/or any of Aebi Schmidt’s Subsidiaries do not pay Taxes or file Tax Returns that Aebi Schmidt or any of its Subsidiaries (as applicable) is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.
(ix) Neither Aebi Schmidt nor any of its Subsidiaries (1) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Aebi Schmidt or any of its Subsidiaries was the common parent, (2) is party to any Tax Sharing Agreement (other than any such agreement solely between or among Aebi Schmidt and any of its Subsidiaries), or (3) has any liability for the Taxes of any Person (other than Aebi Schmidt or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.
(x) Other than as a result of extensions to file Tax Returns obtained automatically, neither Aebi Schmidt nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.
(b) During the two (2)-year period ending on the date of this Agreement, neither Aebi Schmidt nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or Section 361 of the Code.
(c) Neither Aebi Schmidt nor any of its Subsidiaries has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to (i) prevent the Merger from qualifying for the Intended US Tax Treatment or (ii) cause Aebi Schmidt to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions and the Debt Financing.
(d) Neither Aebi Schmidt nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
Section 3.17 Aebi Schmidt Service Providers; Aebi Schmidt Employee Plans.
(a) Section 3.17(a) of the Aebi Schmidt Disclosure Schedules sets forth a true and complete list as of the date of this Agreement of each material Aebi Schmidt Employee Plan on a jurisdiction-by-jurisdiction basis.
(b) None of Aebi Schmidt, its Subsidiaries, or their respective ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has liability (whether actual or contingent) with respect to, or has since January 1, 2019, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had liability (whether actual or contingent) with respect to, (i) any Aebi Schmidt Employee Plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or a defined benefit pension plan, (ii) a Multiemployer Plan, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA).

(c) Neither Aebi Schmidt, any of its Subsidiaries, nor any of their ERISA Affiliates has incurred or is reasonably expected to incur any liability on account of a “complete withdrawal” or “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan (including as a result of the Transactions).
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, each Aebi Schmidt Employee Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Aebi Schmidt Employee Plan and intended to be tax exempt under Section 501(a) of the Code, has received a determination, opinion or advisory letter from the Internal Revenue Service to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation under Section 501(a) of the Code, and, to the knowledge of Aebi Schmidt, nothing has occurred that would reasonably be expected to cause the loss or revocation of any such qualified or tax exempt status.
(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect: (i) each Aebi Schmidt Employee Plan has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, including ERISA and the Code, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of Aebi Schmidt, is threatened against or reasonably expected to involve, any Aebi Schmidt Employee Plan or related trust before any court or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, (iii) no events have occurred with respect to any Aebi Schmidt Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against Aebi Schmidt or any of its Subsidiaries, and (iv) Aebi Schmidt and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Aebi Schmidt Employee Plan or Applicable Law to be made to a Aebi Schmidt Employee Plan.
(f) Neither the execution of this Agreement nor the consummation of the Transactions or the Debt Financing will, either alone or together with any other event: (i) entitle any current or former Aebi Schmidt Service Provider to any payment or benefit or increase in any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit or forgiveness of indebtedness; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Aebi Schmidt Employee Plan; or (iii) limit or restrict the right of Aebi Schmidt or any of its Subsidiaries or, after the Closing, Shyft or the Surviving Corporation to merge, amend or terminate any Aebi Schmidt Employee Plan.
(g) No amount paid or payable (whether in cash, in property, or in the form of benefits) by Aebi Schmidt or any of its Subsidiaries in connection with the Transactions or the Debt Financing (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Aebi Schmidt nor any of its Subsidiaries has any obligation to “gross-up,” indemnify or otherwise reimburse any current or former Aebi Schmidt Service Provider for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.
(h) Neither Aebi Schmidt nor any of its Subsidiaries has any material current or projected liability for, and no Aebi Schmidt Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Aebi Schmidt Service Provider (other than coverage mandated by Applicable Law).
(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, each Aebi Schmidt International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book- reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with past practice and applicable accounting principles.
Section 3.18 Labor Matters.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, Aebi Schmidt and its Subsidiaries are, and since the Measurement Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, labor standards, hiring, promotion, and termination of employees, working conditions, overtime, minimum wage and wage payment laws (including meal/break, final pay, and pay equity laws), employee classification as exempt or non-exempt under the Fair Labor Standards Act and applicable state and local laws, consultant or independent contractor classification, discrimination, retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, paid sick leave, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, since the Measurement Date, there have been no Proceedings pending or, to the knowledge of Aebi Schmidt, threatened to be filed against Aebi Schmidt or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor regarding such Applicable Laws relating to labor and employment. Since the Measurement Date, neither Aebi Schmidt nor any of its Subsidiaries have received any written notice of an investigation, charge, citation, penalty, or assessment from any Governmental Authority with respect to a breach or other noncompliance with any such Applicable Laws relating to labor and employment.
(b) To the knowledge of Aebi Schmidt, since the Measurement Date, (i) no allegations of sexual harassment, sexual abuse, or other sexual misconduct have been made against any officer, director, or employee at the level of manager or above of Aebi Schmidt or any of its Subsidiaries and (ii) there are no Proceedings pending or, to the knowledge of Aebi Schmidt, threatened related to any allegations of sexual harassment, sexual abuse, or other sexual misconduct by any director, officer or employee at the level of manager or above of Aebi Schmidt or any of its Subsidiaries. Since the Measurement Date, neither Aebi Schmidt nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director, or employee at the level of manager or above of Aebi Schmidt or any of its Subsidiaries.
(c) Neither Aebi Schmidt nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement and there are no negotiations with or regarding any, social or similar plans, unions, or work councils. Since the Measurement Date, there have not been any, and to the knowledge of Aebi Schmidt there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Aebi Schmidt Service Provider. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of Aebi Schmidt, threatened against Aebi Schmidt or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any Aebi Schmidt Service Provider with respect to Aebi Schmidt or its Subsidiaries. Since the Measurement Date, there has been no material labor strike, slowdown, stoppage, picketing, interruption of work or lockout nor, to the knowledge of Aebi Schmidt, has any such action been threatened against or affecting Aebi Schmidt or any of its Subsidiaries. No consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is required for Aebi Schmidt to enter into this Agreement or to consummate any of the Transactions or the Debt Financing.
(d) Aebi Schmidt and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with WARN and has no material liabilities or other obligations thereunder. Neither Aebi Schmidt nor any of its Subsidiaries has taken any action during the 90-day period prior to the date hereof, that would reasonably be expected to cause Aebi Schmidt, the Surviving Corporation or any of their respective Subsidiaries to have any liability or other obligation following the Closing Date under WARN.
(e) As of the date hereof, neither Aebi Schmidt nor any of its Subsidiaries has entered into an employment agreement (ii) with a member of such company’s executive board or (ii) that provides for the payment of an annual base salary in excess of $400,000 (or its equivalent in local currency).
Section 3.19 Intellectual Property and Information Technology.
(a) Section 3.19(a) of the Aebi Schmidt Disclosure Schedules sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by Aebi Schmidt or any of its Subsidiaries (“Registered Aebi Schmidt IP”). The Registered Aebi Schmidt IP is subsisting and, excluding any pending applications contained therein, to the knowledge of Aebi Schmidt, is valid and enforceable. All registration and renewal fees for the Registered Aebi Schmidt IP have been paid when due. None of the material Aebi Schmidt Owned IP has been adjudged invalid or unenforceable.
(b) Aebi Schmidt or its Subsidiaries solely own, free and clear of all Liens (other than Permitted Liens), or have the right to use, all Intellectual Property and IT Systems used, held for use in or otherwise necessary for the conduct of their respective businesses as currently conducted. The consummation of the Transactions and the Debt Financing will not alter, encumber, impair or extinguish any Aebi Schmidt Owned IP or encumber any material Intellectual Property licensed to Aebi Schmidt or any of its Subsidiaries.
(c) To the knowledge of Aebi Schmidt, each Person, including current and former employees and independent contractors, who has created or developed any material Intellectual Property by or on behalf of Aebi Schmidt or any of its Subsidiaries has entered into binding, written agreement pursuant to which such Person presently assigns all right, title and interest in such Intellectual Property to Aebi Schmidt or the applicable Subsidiary.
(d) (i) There are no pending or, to the knowledge of Aebi Schmidt, threatened claims, actions, suits, orders or proceedings against Aebi Schmidt or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property of any Person by Aebi Schmidt or any of its Subsidiaries, and, to the knowledge of Aebi Schmidt, neither Aebi Schmidt nor any of its Subsidiaries, nor the operation (including the products and services) of their respective businesses, is infringing, misappropriating or otherwise violating, or has, since the Measurement Date (or, with respect to Patents, during the six (6)-year period ending on the date hereof), infringed, misappropriated or otherwise violated, the Intellectual Property of any Person; and (ii) there are no pending or threatened written claims, actions, suits, orders or proceedings by Aebi Schmidt or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Aebi Schmidt Owned IP and to the knowledge of Aebi Schmidt, no Third Party has since the Measurement Date, infringed, misappropriated or otherwise violated any material Aebi Schmidt Owned IP.
(e) To the knowledge of Aebi Schmidt, neither Aebi Schmidt nor any of its Subsidiaries uses any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant or purport to grant to any Person any rights to or immunities under any of the Aebi Schmidt Owned IP, or that would require the disclosure of any source code included in the Aebi Schmidt Owned IP. None of the Software included in the Aebi Schmidt Owned IP is subject to any agreement with any Person under which Aebi Schmidt or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such Software and no such source code has been released to any Person, or is entitled to be released to any Person, by any escrow agent.
(f) Aebi Schmidt and each of its Subsidiaries has taken commercially reasonable measures to maintain in confidence all Trade Secrets that are part of the Aebi Schmidt Owned IP and third party confidential information that Aebi Schmidt or any of its Subsidiaries are obliged to protect pursuant to a non-disclosure agreement.
(g) The Aebi Schmidt IT Systems operate and perform in a manner that permits Aebi Schmidt and its Subsidiaries to conduct their respective businesses as currently conducted. Since the Measurement Date: (i) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, neither Aebi Schmidt nor any of its Subsidiaries has experienced any Aebi Schmidt Security Breach (including any malfunction, cyber-attacks or other material disruption or impairment of Aebi Schmidt IT Systems) and the conduct of Aebi Schmidt and its Subsidiaries’ business has complied with all Applicable Law governing or otherwise relating to the Aebi Schmidt IT Systems, the protection, security, use, destruction, or transfer of Aebi Schmidt Confidential Data, and Aebi Schmidt Security Breach notification obligations; (ii) each of Aebi Schmidt and its Subsidiaries have maintained adequate security measures to protect, from unauthorized use, access, interruption, modification or corruption, all Aebi Schmidt Confidential Data (including all Personal Information contained therein) under its control or in its possession; (iii) Aebi Schmidt and each of its Subsidiaries have taken commercially reasonable actions, consistent with industry standards and Applicable Law, to monitor and protect the confidentiality, integrity, availability, continuous operation, redundancy and security of the Aebi Schmidt IT Systems, including implementing and maintaining appropriate backup, business continuity and disaster recovery policies, procedures and facilities, and Software support arrangements; (iv) Aebi Schmidt and its Subsidiaries have conducted commercially reasonable data and system security testing or audits and have resolved or remediated any material data or system security issues or vulnerabilities identified; and (v) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, each of Aebi Schmidt and its Subsidiaries have been in compliance with all of their respective binding policies relating to data protection, data privacy, cybersecurity or the collection, use, storage, processing, transfer or disclosure of Aebi Schmidt Confidential Data.
(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, since the Measurement Date, each of Aebi Schmidt and its Subsidiaries (i) has been in compliance with, and is currently in compliance with, all obligations under any Aebi Schmidt Material Contract and all Applicable Laws, in each case, relating to data privacy, data protection and/or the processing of Personal Information (“Aebi Schmidt Data Protection Requirements”) and (ii) has not caused its customers to be out of compliance with Applicable Laws relating to data privacy, data protection and/or the processing of Personal Information. Since the Measurement Date, no Governmental Authority or any other Person has alleged in writing, or to the knowledge of Aebi Schmidt, orally, that Aebi Schmidt or any of its Subsidiaries has failed to comply with any Aebi Schmidt Data Protection Requirements or otherwise made claims in writing relating to any Aebi Schmidt Security Breach. There are no pending or, to the knowledge of Aebi Schmidt, threatened claims, actions, suits, orders or proceedings against Aebi Schmidt or any of its Subsidiaries alleging any non-compliance with any Aebi Schmidt Data Protection Requirements and there are no pending investigations by any Governmental Authority relating to the compliance of Aebi Schmidt or any of its Subsidiaries with any Aebi Schmidt Data Protection Requirements. The consummation of the Transactions and the Debt Financing will not breach or otherwise cause any violation by Aebi Schmidt or any of its Subsidiaries of any Aebi Schmidt Data Protection Requirements.
Section 3.20 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect:
(a) Aebi Schmidt and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with all Environmental Laws;
(b) Aebi Schmidt and each of its Subsidiaries possesses and is, and has been since the Measurement Date, in compliance with all applicable Environmental Permits and all such Environmental Permits are valid and in good standing;
(c) there are no Environmental Claims pending or, to the knowledge of Aebi Schmidt, threatened against Aebi Schmidt or any of its Subsidiaries or their respective properties or operations;
(d) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from (i) any real property currently owned, leased or operated by Aebi Schmidt or any of its Subsidiaries, or, (ii) to the knowledge of Aebi Schmidt, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, Aebi Schmidt or any of its Subsidiaries;
(e) neither Aebi Schmidt nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of Aebi Schmidt, exposed any Person to, or designed, manufactured, sold, marketed, installed, repaired, or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in an Environmental Claim or Environmental Liability related to Aebi Schmidt or any of its Subsidiaries; and
(f) Aebi Schmidt has made available all material, non-privileged environmental, health and safety audits, investigations and sampling or similar material reports with respect to Aebi Schmidt and its Subsidiaries and any material, non-privileged documents related to any material non- compliance with, or material liability under, Environmental Laws of Aebi Schmidt or its Subsidiaries that are in its possession or reasonable control.
Section 3.21 Insurance. Section 3.21 of the Aebi Schmidt Disclosure Schedules sets forth a true and complete list of all material current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, cyber, vehicular, aviation and hull, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Aebi Schmidt and its Subsidiaries and relating to the assets, business, operations, employees, officers, directors and managers of Aebi Schmidt and its Subsidiaries (collectively, the “Aebi Schmidt Insurance Policies”). Such Aebi Schmidt Insurance Policies are in full force and effect. Neither Aebi Schmidt nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Aebi Schmidt Insurance Policies. All premiums due on such Aebi Schmidt Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Aebi Schmidt Insurance Policy. All such Aebi Schmidt Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of Aebi Schmidt, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of Aebi Schmidt or its Subsidiaries pending under any such Aebi Schmidt Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Aebi Schmidt nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Aebi Schmidt Insurance Policy. Neither Aebi Schmidt nor any of its Subsidiaries is insured by the insurance policies or binders of the Affiliates of Aebi Schmidt, Holdco, or Merger Sub (other than any of Aebi Schmidt’s Subsidiaries) or any of their respective Related Parties.
Section 3.22 Properties.
(a) Section 3.22(a) of the Aebi Schmidt Disclosure Schedules sets forth a true and complete list, as of the date hereof, of all real property owned by Aebi Schmidt or any of its Subsidiaries (the “Aebi Schmidt Owned Real Property”), together with the address of each such Aebi Schmidt Owned Real Property. With respect to each Aebi Schmidt Owned Real Property: (a) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, Aebi Schmidt or its applicable Subsidiary holds good and marketable fee simple title to the Aebi Schmidt Owned Real Property, free and clear of all Liens other than Permitted Liens, (b) except as set forth in Schedule 3.22(a), neither Aebi Schmidt nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Aebi Schmidt Owned Real Property or any portion thereof, (c) other than the right of Shyft pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other similar rights with respect to such Aebi Schmidt Owned Real Property or any portion thereof or interest therein, (d) there are no pending, or to the knowledge of Aebi Schmidt or any of its Subsidiaries threatened condemnation or similar proceedings related to any Aebi Schmidt Owned Real Property, (e) the Aebi Schmidt Owned Real Property, and its continued use, occupancy and operation as currently used, occupied and operated, do not constitute a nonconforming use under any applicable laws relating to building, zoning, subdivision or other land use and (f) the Aebi Schmidt Owned Real Property and any buildings thereon owned or leased by Aebi Schmidt or any of its Subsidiaries have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present and intended uses and, in the case of buildings (including the roofs thereof), are structurally sound.
(b) Section 3.22(b) of the Aebi Schmidt Disclosure Schedules sets forth a true and complete list, as of the date hereof, of (i) all material real property leased, subleased, licensed or otherwise occupied by Aebi Schmidt or any of its Subsidiaries (the “Aebi Schmidt Leased Real Property”), together with the address of each such Aebi Schmidt Leased Real Property and (ii) all leases, subleases or licenses and all amendments and modifications relating thereto (each, a “Aebi Schmidt Real Property Lease”). Aebi Schmidt has delivered or made available to Shyft complete and accurate copies of each Aebi Schmidt Real Property Lease described in Section 3.22(b) of the Aebi Schmidt Disclosure Schedules, and no Aebi Schmidt Real Property Lease has been modified in any material respect or terminated, except to the extent that such modifications or terminations are disclosed by the copies delivered or made available to Shyft. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, (a) Aebi Schmidt and each of its Subsidiaries holds a valid and existing leasehold, subleasehold or other similar interest under each Aebi Schmidt Real Property Lease, free and clear of all Liens other than Permitted Liens and is in possession of the properties purported to be leased or licensed under the applicable Aebi Schmidt Real Property Lease, (b) each Aebi Schmidt Real Property Lease is a valid and binding agreement, enforceable against Aebi Schmidt or one of its Subsidiaries, as the case may be, and is in full force and effect, (c) there are no written or oral subleases, licenses, concessions or other contracts granting to any Person other than Aebi Schmidt or any of its Subsidiaries the right to use or occupy any Aebi Schmidt Leased Real Property or any portion thereof, and (d) to Aebi Schmidt’s knowledge, the buildings, structures and fixtures located upon the Aebi Schmidt Leased Real Property are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted) in all material respects.
(c) Neither Aebi Schmidt nor any of its Subsidiaries nor, to the knowledge of Aebi Schmidt, any other party to any Aebi Schmidt Real Property Lease is in violation of any Aebi Schmidt Real Property Lease which, with or without notice, lapse of time, or both, would constitute a breach or default under any such Aebi Schmidt Real Property Lease or permit termination, modification or acceleration of such Aebi Schmidt Real Property Lease, except where such default or breach has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Aebi Schmidt Real Property Lease, and no portion of any security deposit has been applied under any Aebi Schmidt Real Property Lease, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect. To the knowledge of Aebi Schmidt, as of the date hereof there are no material disputes with respect to any Aebi Schmidt Real Property Lease.
(d) The Aebi Schmidt Owned Real Property and the Aebi Schmidt Leased Real Property, together, constitutes all of the real property of Aebi Schmidt and its Subsidiaries necessary for the operation of the businesses of Aebi Schmidt and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of Aebi Schmidt and its Subsidiaries as currently conducted. Neither Aebi Schmidt nor any of its Subsidiaries is a party to any Contract or letter of intent (or similar understanding) to purchase or acquire real property.
(e) Aebi Schmidt and each of its Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than Permitted Liens and the rights of lessors under any equipment leases. The material tangible assets or personal property of Aebi Schmidt and its Subsidiaries: (A) together with the Intellectual Property rights and contractual rights of Aebi Schmidt and its Subsidiaries, constitute all of the assets, rights and properties that are necessary for the operation of the businesses of Aebi Schmidt and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of Aebi Schmidt and its Subsidiaries as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect.
Section 3.23 Transactions with Affiliates. As of the date of this Agreement, except for any Related Party Contract listed or required to be listed on Section 3.15(a)(vii) and other than any Aebi Schmidt Employee Plans, none of any (a) present or former executive officer, director, general partner, managing member employee, equityholder of Aebi Schmidt or any of its Subsidiaries, or (b) beneficial owner of 5% or more of the Equity Interests of Aebi Schmidt (either individually or together with such Person’s Affiliates and any members of such Person’s immediate family), or Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any Contract, arrangement, transaction or understanding with or binding upon Aebi Schmidt or any of its Subsidiaries or owns or has any direct or indirect (including, if indirect, through a controlled Affiliate) interest in any of their respective properties or assets. In their dealings with the Related Parties, Aebi Schmidt and its Subsidiaries have, in all material respects, applied terms and conditions which are permitted from corporate law and Tax perspectives (including for the avoidance of doubt the arm’s length principle).
Section 3.24 Finders’ Fees. Except for Alantra AG, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Aebi Schmidt or any of its Subsidiaries who is entitled to any fee or commission from Aebi Schmidt, Holdco, Merger Sub or any of their respective Subsidiaries in connection with the Transactions or the Debt Financing. Aebi Schmidt has delivered to Shyft a complete and accurate copy of all Contracts pursuant to which any such broker, investment banker or financial advisor to Aebi Schmidt is entitled to any fees, rights to indemnification or expenses from Aebi Schmidt or any of its Subsidiaries in connection with the Transactions and the Debt Financing.
Section 3.25 No Ownership of Shyft Common Stock. Except for the rights granted herein, neither Aebi Schmidt nor any of its Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Shyft Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Shyft Common Stock or (b) has any rights to acquire any shares of Shyft Common Stock. There are no voting trusts or other agreements or understandings to which Aebi Schmidt or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Shyft or any of its Subsidiaries. Neither Aebi Schmidt nor any of its Subsidiaries is an “interested shareholder” (as such term is defined in Section 450.1778(2) of the MCL) of Shyft.
Section 3.26 No Other Representations or Warranties. Except for the representations and warranties made by Aebi Schmidt in this ARTICLE III (as qualified by the applicable items disclosed in the Aebi Schmidt Disclosure Schedules in accordance with Section 10.17 and the introduction to this ARTICLE III) (but without limiting any representations and warranties in any Ancillary Agreement), neither Aebi Schmidt nor any other Person makes or has made any representation or warranty, expressed or implied, written or oral, at law or in equity, with respect to or on behalf of Aebi Schmidt or its Subsidiaries, or the accuracy or completeness of any information regarding Aebi

Schmidt or its Subsidiaries or any other matter furnished or provided to Shyft or made available to Shyft in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Aebi Schmidt and its Subsidiaries disclaim any other representations or warranties, whether made by Aebi Schmidt or any of its Subsidiaries or any of their respective Affiliates or Representatives. Aebi Schmidt acknowledges and agrees that, except for the representations and warranties made by Shyft in ARTICLE IV (as qualified by the applicable items disclosed in the Shyft Disclosure Schedules in accordance with Section 10.17 and the introduction to ARTICLE IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Shyft nor any other Person is making or has made any representations or warranty, expressed or implied, written or oral, at law or in equity, with respect to or on behalf of Shyft or its Subsidiaries, or the accuracy or completeness of any information regarding Shyft or its Subsidiaries or any other matter furnished or provided to Shyft or made available to Aebi Schmidt in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. Aebi Schmidt is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, and acknowledges and agrees that Shyft and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.
Section 3.27 Financing.
(a) Aebi Schmidt has delivered to Shyft true, complete and fully executed copies of the Commitment Papers.
(b) The Commitment Papers are in full force and effect and are a valid and binding obligation of Aebi Schmidt and, to the knowledge of Aebi Schmidt, the other parties thereto, enforceable against Aebi Schmidt and, to the knowledge of Aebi Schmidt, the other parties thereto in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). As of the date hereof, the Commitment Papers have not been amended or modified, and the respective commitments contained in the Commitment Papers have not been withdrawn, rescinded or otherwise modified, and no such amendment, modification, withdrawal or rescission of the Commitment Papers is contemplated or the subject of current discussions. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Aebi Schmidt, its Subsidiaries or any of their respective Affiliates or any other Person under the Commitment Papers. All fees (if any) required to be paid under the Commitment Papers on or prior to the date hereof have been paid in full.
(c) There are no conditions precedent directly or indirectly related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Commitment Papers. Other than the Commitment Papers, there are no other contracts, arrangements or understandings entered into by Aebi Schmidt or any Affiliate thereof related to the Debt Financing (except for customary (i) fee letters relating to the commitments in the Commitment Papers, a true, complete and fully executed copy of each of which has been provided to Shyft or (ii) engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Debt Financing). As of the date hereof, assuming the satisfaction of the conditions to Aebi Schmidt’s obligation to consummate the Merger, Aebi Schmidt has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available in full on the Closing Date.
(d) Assuming the Debt Financing is funded on the Closing Date in accordance with the Commitment Papers and the Closing is consummated in accordance with the terms of this Agreement (including Section 5.04 and Section 7.18) following satisfaction of the conditions precedent thereto, the aggregate proceeds of the Debt Financing (after giving effect to any market flex provisions) will be in an amount sufficient to repay the principal and interest on all loans outstanding under the Shyft Credit Agreement and the Aebi Schmidt Credit Agreements required to be repaid in connection with or as a result of the Merger (the “Financing Uses”).

ARTICLE IV

Representations and Warranties of Shyft
Subject to Section 10.17, except as disclosed in (i) the disclosure schedules (the “Shyft Disclosure Schedules”) delivered by Shyft to Aebi Schmidt on the date of this Agreement, or (ii) the Shyft SEC Documents filed on or after January 1, 2022 and publicly available prior to the date of this Agreement (excluding any disclosures contained in any part of any Shyft SEC Document entitled “Risk Factors,” set forth in any “Forward-Looking Statements” disclaimer or that are primarily cautionary, non- specific, forward looking or predictive in nature), Shyft hereby represents and warrants to Aebi Schmidt as follows:
Section 4.01 Corporate Existence and Power.
(a) Shyft is a corporation duly incorporated and validly existing under the laws of the State of Michigan. Shyft has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. Shyft is duly qualified to do business and, to the extent such concept or a similar concept is applicable in such jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Shyft to perform its obligations under this Agreement or to consummate the Transactions.
(b) Prior to the date of this Agreement, Shyft has made available to Aebi Schmidt true and complete copies of the amended and restated articles of incorporation and the amended and restated bylaws of Shyft as in effect on the date of this Agreement (collectively, the “Shyft Organizational Documents”). Each of such Shyft Organizational Documents is in full force and effect, and Shyft is not in violation of any provisions thereof in any material respect.
Section 4.02 Corporate Authorization.
(a) The execution, delivery and performance by Shyft of this Agreement and the Ancillary Agreements to which Shyft is a party, and the consummation by Shyft of the Transactions, are within the corporate powers of Shyft and, except for the Shyft Shareholder Approval, have been duly authorized by all necessary corporate action on the part of Shyft. The only vote of the holders of any of Shyft’s capital stock necessary in connection with the consummation of the Merger (the “Shyft Shareholder Approval”) is the affirmative vote of the holders of a majority of the outstanding shares of Shyft Common Stock at a duly called and held meeting of Shyft’s shareholders at which a quorum is present (in person or represented by proxy). This Agreement has been duly executed and delivered by Shyft, and each of the Ancillary Agreements to which Shyft is a party has been (or will be) duly executed and delivered by Shyft, and (assuming due authorization, execution and delivery by the other Parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of Shyft enforceable against Shyft in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).
(b) At a meeting duly called and held, the members of the Board of Directors of Shyft present unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are fair and in the best interests of Shyft and its shareholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger; (iii) directing that this Agreement be submitted to a vote at a meeting of Shyft’s shareholders; and (iv) recommending approval of this Agreement and the Transactions, including the Merger, by Shyft’s shareholders (such recommendation, the “Shyft Board Recommendation”). Except as permitted by Section 6.02, the Board of Directors of Shyft has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.
Section 4.03  Governmental Authorization. The execution, delivery and performance by Shyft of this Agreement and the Ancillary Agreements to which Shyft is or is specified to be a party, and the consummation by Shyft of the Transactions, require no action by or in respect of, consents of, or filing with, any Governmental Authority other than (a) the filing of each of (x) the Certificate of Merger with LARA, and (y) appropriate documents with the relevant authorities of other states in which Shyft is qualified to do business; (b) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (c) CFIUS Clearance; (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws or pursuant to the listing requirements of Nasdaq; (e) the consents and filing set forth on Section 4.03 of the Shyft Disclosure Schedules; and (f) any other actions, consents or filing the absence of which (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Shyft to perform its obligations under this Agreement or to consummate the Transactions.
Section 4.04 Non-contravention. The execution, delivery and performance by Shyft of this Agreement and the Ancillary Agreements to which Shyft is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming receipt of the Shyft Shareholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the Shyft Organizational Documents; (b) assuming compliance with the matters referred to in Section 4.03 and receipt of the Shyft Shareholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Shyft or any of its Subsidiaries is entitled under, any provision of any Shyft Material Contract binding upon Shyft or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of Shyft or any of its Subsidiaries, with such exceptions, in the case of each of clauses (a) through (d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of any of Shyft to perform its obligations under this Agreement or to consummate the Transactions.
Section 4.05 Capitalization.
(a)  The authorized capital stock of Shyft as of the date hereof consists of 82,000,000 shares, of which 80,000,000 shares are designated as Shyft Common Stock and 2,000,000 shares are designated as preferred stock, no par value, of Shyft. As of the close of business on December 13, 2024, there were outstanding (i) 34,510,279 shares of Shyft Common Stock, (ii) zero shares of preferred stock, no par value, of Shyft, (iii) 1,232,950 shares of Shyft Common Stock (assuming performance goals are satisfied at the maximum level) issuable pursuant to outstanding Shyft PSUs, (iv) 682,616 shares of Shyft Common Stock issuable pursuant to Shyft RSUs, and (v) 318,380 shares of Shyft Common Stock reserved for issuance under the Shyft Equity Plans (other than any shares of Shyft Common Stock reserved for issuance upon settlement of any Shyft Equity Awards).
(b) The shares of Shyft Common Stock have been duly authorized, validly issued and fully paid and nonassessable. Except as otherwise set forth in Section 4.05(a) and for changes since December 13, 2024 resulting from (A) the exercise or vesting and settlement of Shyft Equity Awards outstanding on such date or (B) the issuance of Shyft Equity Awards after such date, in each case as and to the extent permitted by Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Shyft, (ii) securities of Shyft or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Shyft, (iii) warrants, calls, options or other rights to acquire from Shyft or any of its Subsidiaries, or other obligations of Shyft or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Shyft, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Shyft or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Shyft (the items in clauses (i) through (iv) being referred to collectively as the “Shyft Securities”). No holder of Shyft Securities will have any dissenters’, appraisal or similar rights in connection with the Transactions.
(c) All outstanding shares of capital stock of Shyft have been, and all shares that may be issued pursuant to any Shyft Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Shyft has furnished to Aebi Schmidt a true and complete list of all outstanding Shyft Equity Awards as of December 13, 2024, including with respect to each such equity award, (i) the name of the holder, (ii) date of grant and (iii) the number of shares of Shyft Common Stock subject to such award (assuming target performance levels were achieved, if applicable) and, in the case of a performance based grant, the performance metrics. No Subsidiary of Shyft owns any shares of capital stock of Shyft.

(d) There are no outstanding bonds, debentures, notes or other indebtedness of Shyft having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Shyft may vote. There are no outstanding obligations of Shyft or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shyft Securities.
(e) There are no shareholders agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which Shyft or any Subsidiary of Shyft is a party with respect to the capital stock or other Equity Interests of Shyft. None of Shyft or any Subsidiaries of Shyft has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.
Section 4.06 Subsidiaries.
(a) Each Subsidiary of Shyft is a corporation or other entity duly incorporated or organized, validly existing and in good standing (to the extent such concept or a similar concept is applicable in such jurisdiction) under the Applicable Laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect or (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Shyft to perform its obligations under this Agreement or to consummate the Transactions. Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified (A) has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect or (B) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Shyft to perform its obligations under this Agreement or to consummate the Transactions. All material Subsidiaries of Shyft and their respective jurisdictions of organization are identified in the Shyft 10-K.
(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Shyft are owned by Shyft, directly or indirectly, free and clear of any Lien (other than those restrictions on transfer imposed by applicable securities laws). All outstanding shares of capital stock of Subsidiaries of Shyft have been validly issued and fully paid. There are no outstanding options, warrants, call rights or any other agreements regarding the sale or issuance of rights to acquire any further shares or other voting securities of any Subsidiary of Shyft. Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Shyft does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.
Section 4.07 Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act.
(a) Shyft has timely filed with or furnished to the SEC all material reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed with the SEC under the Securities Act or the Exchange Act since the Measurement Date (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Shyft SEC Documents”).
(b) As of its filing date, each Shyft SEC Document filed since the Measurement Date and prior to the date of this Agreement complied in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any other applicable rules and regulations promulgated by the SEC, as the case may be. To the knowledge of Shyft, since the Measurement Date, the principal executive officer or principal financial officer of Shyft (or each former principal executive officer and each former principal financial officer of Shyft, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Shyft SEC Documents, and Shyft has not received written notice from any Governmental Authority challenging or questioning the accuracy of such certifications. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Shyft SEC Document filed since the Measurement Date and prior to the date of this Agreement did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(d) As of the date hereof, to the knowledge of Shyft, none of the Shyft SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Shyft SEC Documents. None of Shyft’s Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC and, except as contemplated by this Agreement, neither Shyft nor any of its Subsidiaries is required to file or furnish any forms, reports, or other documents with any securities regulation (or similar) regime of a non-United States Governmental Entity.
(e) Shyft is, and since the Measurement Date has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.
(f) Shyft and its Subsidiaries have established and maintain disclosure controls and procedures (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 under the 1934 Act. Such disclosure controls and procedures are designed to ensure that material information relating to Shyft, including its Subsidiaries required to be disclosed by Shyft in the reports that it files or furnishes under the 1934 Act, is made known to Shyft’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Shyft’s principal executive officer and principal financial officer to material information required to be included in Shyft’s periodic and current reports required under the Exchange Act.
(g) Shyft and its Subsidiaries have established and maintain a system of internal controls. Such internal controls are reasonably designed to provide reasonable assurance regarding the reliability of Shyft’s financial reporting and the preparation of Shyft’s financial statements for external purposes in accordance with GAAP. Shyft’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Shyft’s auditors and the audit committee of the Board of Directors of Shyft (i) all significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect in any material respect Shyft’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.
Section 4.08 Financial Statements and Financial Matters.
(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Shyft included or incorporated by reference in the Shyft SEC Documents present fairly, in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Shyft and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal, recurring and immaterial year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance in all material respects with, the books and records of Shyft and its Subsidiaries. The books and records of Shyft and its Subsidiaries have been maintained in all material respects in compliance with applicable legal and accounting requirements.
(b) Since the Measurement Date, (i) none of Shyft or any of its Subsidiaries nor, to the knowledge of Shyft, any director or officer of Shyft or any of its Subsidiaries has received any written or, to the knowledge of Shyft, oral, complaint, allegation, assertion, or claim regarding the financial accounting procedures, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Shyft or any of its Subsidiaries, including from employees of Shyft or any of its Subsidiaries, and (ii) no attorney representing Shyft or any of its Subsidiaries, whether or not employed by Shyft or any of its Subsidiaries, has reported, in writing, credible evidence of any material violation of securities Laws or breach of fiduciary duty, by Shyft, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Board of Directors of Shyft or any committee thereof, or to the Chief Executive Officer, Chief Financial Officer, or General Counsel of Shyft.

(c) Since the Measurement Date, neither Shyft nor any of its Subsidiaries, nor, to the knowledge of Shyft, any director, officer, employee, auditor, accountant or representative of Shyft or any of its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal accounting controls over financial reporting utilized by Shyft which would adversely affect in any material respect Shyft’s ability to record, process, summarize and report financial information, (ii) any fraud, whether or not material, that involves Shyft’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls over financial reporting utilized by Shyft or (iii) any written claim or allegation regarding a material violation of internal accounting controls over financial reporting.
Section 4.09 Disclosure Documents. The information relating to Shyft and its Subsidiaries that is provided in writing by Shyft, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and the Registration Statement will not, at (i) the time the definitive Proxy Statement and the Registration Statement is filed with the SEC, (ii) the time the Proxy Statement and the Registration Statement or any amendment or supplement thereto is first mailed to Shyft’s shareholders and (iii) at the time of the Shyft Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement and the Registration Statement based upon information supplied by Aebi Schmidt or any of its Representatives specifically for use or incorporation by reference therein.
Section 4.10 Absence of Certain Changes. Since the Shyft Balance Sheet Date through the date of this Agreement, (i) the business of Shyft and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any event, change, effect, development or occurrence that is or would reasonably be expected to be, individually or in the aggregate, a Shyft Material Adverse Effect.
Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Shyft or any of its Subsidiaries of any kind that would be required under GAAP to be disclosed and provided for in a consolidated balance sheet of Shyft, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and provided for in the Shyft Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Shyft Balance Sheet Date, (c) liabilities incurred in connection with the Transactions and (d) other liabilities or obligations that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Shyft Material Adverse Effect. There are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Shyft SEC Documents.
Section 4.12 Litigation. There is no Proceeding pending or, to the knowledge of Shyft, threatened against or affecting Shyft, any of its Subsidiaries, any present or former officers, directors or employees of Shyft or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of Shyft or any of its Subsidiaries, before (or, in the case of threatened Proceedings, that would reasonably be expected to be before) any Governmental Authority, that have resulted or would reasonably be expected to result, individually or in the aggregate, in a Shyft Material Adverse Effect, or that, as of the date hereof, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions. There is no settlement or similar agreement that imposes any material ongoing obligations or restriction on Shyft or any of its Subsidiaries. There is no Order outstanding or, to the knowledge of Shyft, threatened against or affecting Shyft, any of its Subsidiaries, any present or former officers, directors or employees of Shyft or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of Shyft or any of its Subsidiaries, under which Shyft or any of its Subsidiaries has any material ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of Shyft to perform its obligations under this Agreement or to consummate the Transactions.
Section 4.13 Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, Shyft and each of its Subsidiaries hold all Permits necessary for the operation of their respective businesses (the “Shyft Permits”). All Shyft Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect. Shyft and each of its Subsidiaries are and since the Measurement Date, have been in compliance with the terms of the Shyft Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of Shyft, threatened that seeks, or, to the knowledge of Shyft, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Shyft Permit except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect.
Section 4.14 Compliance with Applicable Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, (i) Shyft and each of its Subsidiaries are, and since the Measurement Date, have been, in compliance with all Applicable Laws and are not in default under or in violation of any Applicable Laws; (ii) neither Shyft nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law; and (iii) since the Measurement Date, no Governmental Authority has issued any notice or notification stating that Shyft or any of its Subsidiaries is not in compliance with any Applicable Laws.
Section 4.15 Anti-Bribery; Anti-Corruption; Anti-Money Laundering. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect:
(a) Shyft, each of its Subsidiaries, and each of their respective directors, officers, employees, agents, representatives, sales intermediaries and any other Third Party acting on their behalf, has, since the Measurement Date, complied with all applicable Specified Business Conduct Laws;
(b) since the Measurement Date, neither Shyft nor any of its Subsidiaries, nor, to the knowledge of Shyft, any of their respective directors, officers or employees has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Authority, involving Shyft or any of its Subsidiaries, in any way relating to any Specified Business Conduct Laws;
(c) neither Shyft nor any of its Subsidiaries, nor, to the knowledge of Shyft, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other Third Party acting on their behalf is a Sanctioned Person;
(d) since the Measurement Date, neither Shyft nor any of its Subsidiaries, nor, to the knowledge of Shyft, any of their respective directors, officers, employees, agents, representatives, sales intermediaries or any other Third Party acting on their behalf, has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person that would not be permitted for a Person subject to each of the Specified Business Conduct Laws;
(e) no officer, director or employee of Shyft or any of its Subsidiaries is a Government Official; and
(f) Shyft and its Subsidiaries have in place policies, procedures and controls that are reasonably designed to promote compliance with any applicable Specified Business Conduct Laws.
Section 4.16 Shyft Material Contracts.
(a) Section 4.16(a) of the Shyft Disclosure Schedules sets forth a list as of the date of this Agreement of each of the following Contracts to which Shyft or any of its Subsidiaries is a party or by which Shyft, any of its Subsidiaries or its or their assets are bound (other than any Shyft Employee Plan or purchase order or statement of work entered into in the ordinary course of business) (each such Contract listed or required to be so listed, a “Shyft Material Contract”):
(i) any Contract that is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K;
(ii) other than any customary non-disclosure agreement entered into in the ordinary course of business, any Contract that (A) limits or purports to limit, in any material respect, the freedom of Shyft or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Corporation, Shyft or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws) or (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on Shyft or any of its Subsidiaries (or, after the Closing, that would be binding on the Surviving Corporation or any of its Affiliates);

(iii) any Contract relating to indebtedness for borrowed money, or that provides for the guarantee, support, indemnification, assumption or endorsement by Shyft or any of its Subsidiaries of, or any similar commitment by Shyft or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other Person, in each case in a principal amount in excess of $10,000,000;
(iv) any Contract restricting the payment of dividends or the making of distributions to shareholders of Shyft or the repurchase of stock or other equity of Shyft;
(v) any joint venture, profit-sharing, partnership, strategic alliance, collaboration or other similar agreements with a third party that is material to the business of Shyft and its Subsidiaries, taken as a whole;
(vi) any Contract pursuant to which Shyft or any of its Subsidiaries receives from any Third Party a license, right or covenant not to sue with respect to any Intellectual Property that is material to Shyft and its Subsidiaries, taken as a whole, other than non-exclusive licenses to commercial off-the-shelf software which are generally available on non-discriminatory pricing terms;
(vii) any Contract pursuant to which Shyft or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to Shyft and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted in the ordinary course of business;
(viii) any Related Party Contract to which Shyft or its Subsidiaries is a party;
(ix) any Contract involving the settlement of any action or threatened action (or series of related actions) that will, after the date hereof, (A) involve payments by Shyft or any of its Subsidiaries in excess of $2,000,000 or (B) impose material monitoring or reporting obligations on Shyft or any of its Subsidiaries outside the ordinary course of business;
(x) any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $2,000,000 to which Shyft or any of its Subsidiaries is a party, as lessee;
(xi) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Shyft or any of its Subsidiaries (other than any such Contracts that are terminable by Shyft or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);
(xii) any Contract that relates to the acquisition or disposition of any Person, business or asset (other than any Contract or arrangement that provides solely for the acquisition of equipment or products or provision of services in the ordinary course of business) and under which Shyft or its Subsidiaries have a material continuing obligation, including any material “earn-out” or similar contingent payment obligation, transition services obligation or indemnity obligation;
(xiii) any employment, consulting, or indemnification Contract (in each case with respect to which Shyft or any of its Subsidiaries has continuing obligations as of the date hereof) with any current or former (A) officer of Shyft or any of its Subsidiaries, (B) member of the Board of Directors of Shyft, or (C) Shyft employee providing for an annual base salary or payment in excess of $400,000 that cannot be terminated without more than 60 days’ notice (or pay in lieu thereof);
(xiv) any Contract that contains any provision that requires the purchase of all or a material portion of Shyft’s or any of its Subsidiaries’ requirements for a given product or service from a given Third Party, which product or service is material to Shyft and its Subsidiaries, taken as a whole;
(xv) any Contract that by its terms is not terminable by Shyft or its Subsidiaries without payment or penalty upon notice of sixty (60) days or less under which Shyft or any of its Subsidiaries is obligated to make payment or incur costs in excess of $10,000,000 in any fiscal year; and
(xvi) any commitment by Shyft or its Subsidiaries (orally or in writing) to enter into any of the foregoing.
(b) All of the Shyft Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of Shyft or a Subsidiary of Shyft (as the case may be) and, to the knowledge of Shyft, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against Shyft or its Subsidiaries (as the case may be) and, to the knowledge of Shyft, each of the other parties thereto (except for such Shyft Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect. To the knowledge of Shyft, no Person is seeking to terminate or challenge the validity or enforceability of any Shyft Material Contract, except such terminations or challenges that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect. Neither Shyft nor any of its Subsidiaries, nor to the knowledge of Shyft, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Shyft nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Shyft Material Contract, except for those violations and defaults (or potential defaults) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect.
Section 4.17 Taxes.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect:
(i) All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of, Shyft or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete.
(ii) Shyft and each of its Subsidiaries has timely paid (or has had paid on its behalf) all Taxes due and payable by Shyft or any of its Subsidiaries, or (A) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for such Taxes or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve for such Taxes.
(iii) Shyft and each of its Subsidiaries has complied with applicable Tax Laws with respect to the withholding, collection or remittance to the appropriate Taxing Authority of all Taxes with respect to payments made to or received from any employee, creditor, shareholder, customer or other third party.
(iv) There is no Proceeding pending or, to the knowledge of Shyft, threatened in writing against or with respect to Shyft or any of its Subsidiaries in respect of any Tax or Tax asset in any jurisdiction.
(v) There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax or Tax asset pending or in progress between Shyft or any of its Subsidiaries and any Taxing Authority. Shyft and each of its Subsidiaries have complied with all advance Tax rulings previously received from any Taxing Authority.
(vi) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Shyft or any of its Subsidiaries.
(vii) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against Shyft or any of its Subsidiaries, which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with GAAP.
(viii) Within the last three years, no claim has been made in writing by any Taxing Authority in a jurisdiction where Shyft and/or any of Shyft’s Subsidiaries do not pay Taxes or file Tax Returns that Shyft or any of its Subsidiaries (as applicable) is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.
(ix) Neither Shyft nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Shyft or any of its Subsidiaries was the common parent, (B) is party to any Tax Sharing Agreement (other than any such agreement solely between or among Shyft and any of its Subsidiaries), or (C) has any liability for the Taxes of any Person (other than Shyft or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.

(x) Other than as a result of extensions to file Tax Returns obtained automatically, neither Shyft nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.
(b) During the two (2)-year period ending on the date of this Agreement, neither Shyft nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or Section 361 of the Code.
(c) Neither Shyft nor any of its Subsidiaries has taken or agreed to take any action or knows of any facts or circumstances that could reasonably be expected to (i) prevent the Merger from qualifying for the Intended US Tax Treatment or (ii) cause Aebi Schmidt to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions.
(d) Neither Shyft nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
Section 4.18 Shyft Service Providers; Shyft Employee Plans.
(a) Section 4.18(a) of the Shyft Disclosure Schedules sets forth a true and complete list as of the date of this Agreement of each material Shyft Employee Plan on a jurisdiction-by-jurisdiction basis.
(b) None of Shyft, its Subsidiaries, or their respective ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has liability (whether actual or contingent) with respect to, or has since January 1, 2019, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had liability (whether actual or contingent) with respect to, (i) any Shyft Employee Plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or a defined benefit pension plan, (ii) a Multiemployer Plan, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA).
(c) Neither Shyft, any of its Subsidiaries, nor any of their ERISA Affiliates has incurred or is reasonably expected to incur any liability on account of a “complete withdrawal” or “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan (including as a result of the Transactions).
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, each Shyft Employee Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Shyft Employee Plan and intended to be tax exempt under Section 501(a) of the Code, has received a determination, opinion or advisory letter from the Internal Revenue Service to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation under Section 501(a) of the Code, and, to the knowledge of Shyft, nothing has occurred that would reasonably be expected to cause the loss or revocation of any such qualified or tax exempt status.
(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, (i) each Shyft Employee Plan has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, including ERISA and the Code, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of Shyft, is threatened against or reasonably expected to involve, any Shyft Employee Plan or related trust before any court or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, (iii) no events have occurred with respect to any Shyft Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against Shyft or any of its Subsidiaries, and (iv) Shyft and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Shyft Employee Plan or Applicable Law to be made to a Shyft Employee Plan.
(f) Neither the execution of this Agreement nor the consummation of the Transactions will, either alone or together with any other event: (i) entitle any current or former Shyft Service Provider to any payment or benefit or increase in any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit or forgiveness of indebtedness; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Shyft Employee Plan; or (iii) limit or restrict the right of Shyft or any of its Subsidiaries or, after the Closing, the Surviving Corporation to merge, amend or terminate any Shyft Employee Plan.
(g) No amount paid or payable (whether in cash, in property, or in the form of benefits) by Shyft or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Shyft nor any of its Subsidiaries has any obligation to “gross-up,” indemnify or otherwise reimburse any current or former Shyft Service Provider for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.
(h) Neither Shyft nor any of its Subsidiaries has any material current or projected liability for, and no Shyft Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Shyft Service Provider (other than coverage mandated by Applicable Law).
(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, each Shyft International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with past practice and applicable accounting principles.
Section 4.19 Labor Matters.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, Shyft and its Subsidiaries are, and since the Measurement Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, labor standards, hiring, promotion, and termination of employees, working conditions, overtime, minimum wage and wage payment laws (including meal/break, final pay, and pay equity laws), employee classification as exempt or non-exempt under the Fair Labor Standards Act and applicable state and local laws, consultant or independent contractor classification, discrimination, retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, paid sick leave, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, since the Measurement Date, there have been no Proceedings pending or, to the knowledge of Shyft, threatened to be filed against Shyft or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor regarding such Applicable Laws relating to labor and employment. Since the Measurement Date, neither Shyft nor any of its Subsidiaries have received any written notice of an investigation, charge, citation, penalty, or assessment from any Governmental Authority with respect to a breach or other noncompliance with any such Applicable Laws relating to labor and employment.
(b) To the knowledge of Shyft, since the Measurement Date, (i) no allegations of sexual harassment, sexual abuse, or other sexual misconduct have been made against any director, officer, or employee at the level of manager or above of Shyft or any of its Subsidiaries, and (ii) there are no Proceedings pending or, to the knowledge of Shyft, threatened related to any allegations of sexual harassment, sexual abuse, or other sexual misconduct by any director, officer, or employee at the level of manager or above of Shyft or any of its Subsidiaries. Since the Measurement Date, neither Shyft nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director, or employee at the level of manager or above of Shyft or any of its Subsidiaries.
(c) Neither Shyft nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement and there are no negotiations with or regarding any, social or similar plans, unions, or work councils. Since the Measurement Date, there have not been any, and to the knowledge of Shyft there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Shyft Service Provider. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of Shyft, threatened against Shyft or any of its Subsidiaries before the National Labor Relations Board or any other

Governmental Authority or any current union representation questions involving any Shyft Service Provider with respect to Shyft or its Subsidiaries. Since the Measurement Date, there has been no material labor strike, slowdown, stoppage, picketing, interruption of work or lockout nor, to the knowledge of Shyft, has any such action been threatened against or affecting Shyft or any of its Subsidiaries. No consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is required for Shyft to enter into this Agreement or to consummate any of the Transactions.
(d) Shyft and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with WARN and has no material liabilities or other obligations thereunder. Neither Shyft nor any of its Subsidiaries has taken any action during the 90-day period prior to the date hereof, that would reasonably be expected to cause Shyft, the Surviving Corporation or any of their respective Subsidiaries to have any liability or other obligation following the Closing Date under WARN.
(e) As of the date hereof, neither Shyft nor any of its Subsidiaries has entered into an employment agreement (ii) with an executive officer of such entity (as defined purposes of Regulation S-K) or (ii) that provides for the payment of an annual base salary in excess of $400,000 (or its equivalent in local currency).
Section 4.20 Intellectual Property and Information Technology.
(a) Section 4.20(a) of the Shyft Disclosure Schedules sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by Shyft or any of its Subsidiaries (“Registered Shyft IP”). The Registered Shyft IP is subsisting and, excluding any pending applications contained therein, to the knowledge of Shyft, is valid, enforceable. All registration and renewal fees for the Registered Shyft IP have been paid when due. None of the material Shyft Owned IP has been adjudged invalid or unenforceable.
(b) Shyft or its Subsidiaries solely own, free and clear of all Liens (other than Permitted Liens), or have the right to use, all Intellectual Property and IT Systems used, held for use in or otherwise necessary for the conduct of their respective businesses as currently conducted. The consummation of the Transactions will not alter, encumber, impair or extinguish any Shyft Owned IP or encumber any material Intellectual Property licensed to Shyft or any of its Subsidiaries.
(c) To the knowledge of Shyft, each Person, including current and former employees and independent contractors, who has created or developed any material Intellectual Property by or on behalf of Shyft or any of its Subsidiaries has entered into binding, written agreement pursuant to which such Person presently assigns all right, title and interest in such Intellectual Property to Shyft or the applicable Subsidiary.
(d) (i) There are no pending or, to the knowledge of Shyft, threatened claims, actions, suits, orders or proceedings against Shyft or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property of any Person by Shyft or any of its Subsidiaries, and, to the knowledge of Shyft, neither Shyft nor any of its Subsidiaries, nor the operation (including the products and services) of their respective businesses, is infringing, misappropriating or otherwise violating, or has, since the Measurement Date (or, with respect to Patents, during the six (6)-year period ending on the date hereof), infringed, misappropriated or otherwise violated, the Intellectual Property of any Person; and (ii) there are no pending or threatened written claims, actions, suits, orders or proceedings, by Shyft or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Shyft Owned IP and to the knowledge of Shyft, no Third Party has since the Measurement Date, infringed, misappropriated or otherwise violated any material Shyft Owned IP.
(e) To the knowledge of Shyft, neither Shyft nor any of its Subsidiaries uses any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant or purport to grant to any Person any rights to or immunities under any of the Shyft Owned IP, or that would require the disclosure of any source code included in the Shyft Owned IP. None of the Software included in the Shyft Owned IP is subject to any agreement with any Person under which Shyft or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such Software and no such source code has been released to any Person, or is entitled to be released to any Person, by any escrow agent.
(f) Shyft and each of its Subsidiaries has taken commercially reasonable measures to maintain in confidence all Trade Secrets that are part of the Shyft Owned IP and third party confidential information that Shyft or any of its Subsidiaries are obliged to protect pursuant to a non- disclosure agreement.

(g) The Shyft IT Systems operate and perform in a manner that permits Shyft and its Subsidiaries to conduct their respective businesses as currently conducted. Since the Measurement Date: (i) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, neither Shyft nor any of its Subsidiaries has experienced any Shyft Security Breach (including any malfunction, cyber-attacks, or other material disruption or impairment of Shyft IT Systems) and the conduct of Shyft and its Subsidiaries’ business has complied with all Applicable Law governing or otherwise relating to the Shyft IT Systems, the protection, security, use, destruction, or transfer of Shyft Confidential Data, and Shyft Security Breach notification obligations; (ii) each of Shyft and its Subsidiaries have maintained adequate security measures to protect, from unauthorized use, access, interruption, modification or corruption, all Shyft Confidential Data (including all Personal Information contained therein) under its control or in its possession; (iii) Shyft and each of its Subsidiaries have taken commercially reasonable actions, consistent with industry standards and Applicable Law, to monitor and protect the confidentiality, integrity, availability, continuous operation, redundancy, and security of the Shyft IT Systems, including implementing and maintaining appropriate backup, business continuity and disaster recovery policies, procedures and facilities, and Software support arrangements; (iv) Shyft and its Subsidiaries have conducted commercially reasonable data and system security testing or audits and have resolved or remediated any material data or system security issues or vulnerabilities identified; and (v) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, each of Shyft and its Subsidiaries have been in compliance with all of their respective binding policies relating to data protection, data privacy, cybersecurity or the collection, use, storage, processing, transfer or disclosure of Shyft Confidential Data.
(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, since the Measurement Date, each of Shyft and its Subsidiaries (i) has been in compliance with, and is currently in compliance with, all obligations under any Shyft Material Contract and all Applicable Laws, in each case, relating to data privacy, data protection and/or the processing of Personal Information (“Shyft Data Protection Requirements”) and (ii) has not caused its customers to be out of compliance with Applicable Laws relating to data privacy, data protection and/or the processing of Personal Information. Since the Measurement Date, no Governmental Authority or any other Person has alleged in writing, or to the knowledge of Shyft, orally, that Shyft or any of its Subsidiaries has failed to comply with any Shyft Data Protection Requirements or otherwise made claims in writing relating to any Shyft Security Breach. There are no pending or, to the knowledge of Shyft, threatened claims, actions, suits, orders or proceedings against Shyft or any of its Subsidiaries alleging any non-compliance with any Shyft Data Protection Requirements and there are no pending investigations by any Governmental Authority relating to the compliance of Shyft or any of its Subsidiaries with any Shyft Data Protection Requirements. The consummation of the Transactions will not breach or otherwise cause any violation by Shyft or any of its Subsidiaries of any Shyft Data Protection Requirements.
Section 4.21 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect:
(a) Shyft and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with all Environmental Laws;
(b) Shyft and each of its Subsidiaries possesses and is, and has been since the Measurement Date, in compliance with all applicable Environmental Permits and all such Environmental Permits are valid and in good standing;
(c) there are no Environmental Claims pending or, to the knowledge of Shyft, threatened against Shyft or any of its Subsidiaries or their respective properties or operations;
(d) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from (i) any real property currently owned, leased or operated by Shyft or any of its Subsidiaries, or, (ii) to the knowledge of Shyft, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, Shyft or any of its Subsidiaries;
(e) neither Shyft nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of Shyft, exposed any Person to, or designed, manufactured, sold, marketed, installed, repaired, or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in an Environmental Claim or Environmental Liability related to Shyft or any of its Subsidiaries; and

(f) Shyft has made available all material, non-privileged environmental, health and safety audits, investigations and sampling or similar material reports with respect to Shyft and its Subsidiaries and any material, non-privileged documents related to any material non-compliance with, or material liability under, Environmental Laws of Shyft or its Subsidiaries that are in its possession or reasonable control.
Section 4.22  Insurance. Section 4.22 of the Shyft Disclosure Schedules sets forth a true and complete list of all material current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, cyber, vehicular, aviation and hull, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Shyft and its Subsidiaries and relating to the assets, business, operations, employees, officers, directors and managers of Shyft and its Subsidiaries (collectively, the “Shyft Insurance Policies”). Such Shyft Insurance Policies are in full force and effect. Neither Shyft nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Shyft Insurance Policies. All premiums due on such Shyft Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Shyft Insurance Policy. All such Shyft Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of Shyft, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of Shyft or its Subsidiaries pending under any such Shyft Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Shyft nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Shyft Insurance Policy.
Section 4.23 Properties.
(a) Section 4.23(a) of the Shyft Disclosure Schedules sets forth a true and complete list, as of the date hereof, of all real property owned by Shyft or any of its Subsidiaries (the “Shyft Owned Real Property”), together with the address of each such Shyft Owned Real Property. With respect to each Shyft Owned Real Property: (a) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, Shyft or its applicable Subsidiary holds good and marketable fee simple title to the Shyft Owned Real Property, free and clear of all Liens other than Permitted Liens, (b) except as set forth in Schedule 4.23(a), neither Shyft nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Shyft Owned Real Property or any portion thereof, (c) other than the right of Aebi Schmidt pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other similar rights with respect to such Shyft Owned Real Property or any portion thereof or interest therein, (d) there are no pending, or to the knowledge of Shyft or any of its Subsidiaries threatened condemnation or similar proceedings related to any Shyft Owned Real Property, (e) the Shyft Owned Real Property, and its continued use, occupancy and operation as currently used, occupied and operated, do not constitute a nonconforming use under any applicable laws relating to building, zoning, subdivision or other land use and (f) the Shyft Owned Real Property and any buildings thereon owned or leased by Shyft or any of its Subsidiaries have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present and intended uses and, in the case of buildings (including the roofs thereof), are structurally sound.
(b)  Section 4.23(b) of the Shyft Disclosure Schedules sets forth a true and complete list, as of the date hereof, of (i) all material real property leased, subleased, licensed or otherwise occupied by Shyft or any of its Subsidiaries (the “Shyft Leased Real Property”), together with the address of each such Shyft Leased Real Property and (ii) all leases, subleases or licenses and all amendments and modifications relating thereto (each, a “Shyft Real Property Lease”). Shyft has delivered or made available to Aebi Schmidt complete and accurate copies of each Shyft Real Property Lease described in Section 4.23(b) of the Shyft Disclosure Schedules, and no Shyft Real Property Lease has been modified in any material respect or terminated, except to the extent that such modifications or terminations are disclosed by the copies delivered or made available to Aebi Schmidt. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect, (a) Shyft and each of its Subsidiaries holds a valid and existing leasehold, subleasehold or other similar interest under each Shyft Real Property Lease, free and clear of all Liens other than Permitted Liens and is in possession of the properties purported to be leased or licensed under the applicable Shyft Real Property Lease, (b) each Shyft Real Property Lease is a valid and binding agreement, enforceable against Shyft or one of its Subsidiaries, as the case may be, and is in full force and effect, (c) there are no written or oral subleases, licenses, concessions or other contracts granting to any Person other than Shyft or any of its Subsidiaries the right to use or occupy any Shyft Leased Real Property or any portion thereof, and (d) to Shyft’s knowledge, the buildings, structures and fixtures located upon the Shyft Leased Real Property are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted) in all material respects.
(c) Neither Shyft nor any of its Subsidiaries nor, to the knowledge of Shyft, any other party to any Shyft Real Property Lease is in violation of any Shyft Real Property Lease which, with or without notice, lapse of time, or both, would constitute a breach or default under any such Shyft Real Property Lease or permit termination, modification or acceleration of such Shyft Real Property Lease, except where such default or breach has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Shyft Real Property Lease, and no portion of any security deposit has been applied under any Shyft Real Property Lease, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect. To the knowledge of Shyft, as of the date hereof there are no material disputes with respect to any Shyft Real Property Lease.
(d) The Shyft Owned Real Property and the Shyft Leased Real Property, together, constitutes all of the real property of Shyft and its Subsidiaries necessary for the operation of the businesses of Shyft and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of Shyft and its Subsidiaries as currently conducted. Neither Shyft nor any of its Subsidiaries is a party to any Contract or letter of intent (or similar understanding) to purchase or acquire real property.
(e) Shyft and each of its Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than Permitted Liens and the rights of lessors under any equipment leases. The material tangible assets or personal property of Shyft and its Subsidiaries: (A) together with the Intellectual Property rights and contractual rights of Shyft and its Subsidiaries, constitute all of the assets, rights and properties that are necessary for the operation of the businesses of Shyft and its Subsidiaries as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of Shyft and its Subsidiaries as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect.
Section 4.24  Transactions with Affiliates. To the knowledge of Shyft, since the Measurement Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, between Shyft and any of its Subsidiaries, on the one hand, and any director or officer thereof, or any beneficial owner (as defined in Rule 13d-3 of the 1934 Act) of 5% or more of the shares of capital stock of any of Shyft or any of its Subsidiaries, but not including any wholly-owned Subsidiary of Shyft, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Shyft SEC Documents filed prior to the date hereof. In their dealings with the Related Parties, Shyft and its Subsidiaries have, in all material respects, applied terms and conditions which are permitted from corporate law and Tax perspectives (including for the avoidance of doubt the arm’s length principle).
Section 4.25 Opinion of Financial Advisor. The Board of Directors of Shyft has received the opinion of Deutsche Bank Securities Inc., financial advisor to Shyft, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Shyft Common Stock. A complete copy of the executed version of the opinion of Deutsche Bank Securities Inc. described in the immediately preceding sentence will be delivered to Aebi Schmidt solely for informational purposes following execution of this Agreement. It is agreed and understood that such opinion is for the information of the Board of Directors of Shyft (in its capacity as such) and may not be relied upon by Aebi Schmidt.
Section 4.26 Finders’ Fees. Except for Deutsche Bank Securities Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Shyft or any of its Subsidiaries who is entitled to any fee or commission from Shyft or any of its Subsidiaries in connection with the

Transactions. Shyft has delivered to Aebi Schmidt a complete and accurate copy of all Contracts pursuant to which any such broker, investment banker or financial advisor to Shyft is entitled to any fees, rights to indemnification or expenses from Shyft or any of its Subsidiaries in connection with the Transactions.
Section 4.27 No Ownership of Aebi Schmidt Common Stock. Neither Shyft nor any of its Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Aebi Schmidt Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Aebi Schmidt Common Stock or (b) has any rights to acquire any shares of Aebi Schmidt Common Stock. There are no voting trusts or other agreements or understandings to which Shyft or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Aebi Schmidt or any of its Subsidiaries.
Section 4.28 No Other Representations or Warranties. Except for the representations and warranties made by Shyft in this ARTICLE IV (as qualified by the applicable items disclosed in the Shyft Disclosure Schedules in accordance with Section 10.17 and the introduction to this ARTICLE IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Shyft nor any other Person makes or has made any representation or warranty, expressed or implied, written or oral, at law or in equity, with respect to or on behalf of Shyft or its Subsidiaries, or the accuracy or completeness of any information regarding Shyft or its Subsidiaries or any other matter furnished or provided to Aebi Schmidt or made available to Aebi Schmidt in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Shyft and its Subsidiaries disclaim any other representations or warranties, whether made by Shyft or any of its Subsidiaries or any of their respective Affiliates or Representatives. Shyft acknowledges and agrees that, except for the representations and warranties made by Aebi Schmidt, Holdco and Merger Sub in ARTICLE III (as qualified by the applicable items disclosed in the Aebi Schmidt Disclosure Schedules in accordance with Section 10.17 and the introduction to ARTICLE III) (but without limiting any representations and warranties in any Ancillary Agreement), neither Aebi Schmidt nor any other Person is making or has made any representations or warranty, expressed or implied, written or oral, at law or in equity, with respect to or on behalf of Aebi Schmidt, Holdco, Merger Sub, or its Subsidiaries, or the accuracy or completeness of any information regarding Aebi Schmidt or its Subsidiaries or any other matter furnished or provided to Shyft or made available to Shyft in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. Shyft is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, and acknowledges and agrees that Aebi Schmidt, Holdco, Merger Sub, and their respective Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.
ARTICLE V

Covenants of Aebi Schmidt
Section 5.01 Conduct of Aebi Schmidt.
(a)  From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 5.01 of the Aebi Schmidt Disclosure Schedules, or (z) as otherwise expressly required or expressly permitted by this Agreement, without Shyft’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Aebi Schmidt shall, and shall cause each of its Subsidiaries to, (i) use its and their reasonable best efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws, and (ii) use its and their reasonable best efforts to (A) preserve intact its business organization and relationships with customers, suppliers, lenders, lessors, regulators, and other Third Parties having material business relationships with Aebi Schmidt and its Subsidiaries; (B) keep available the services of the directors, officers and employees of Aebi Schmidt and its Subsidiaries; and (C) maintain in effect all material Aebi Schmidt Permits. The Parties understand and agree that with respect to the matters specifically addressed by any provision of Section 5.01(b), such specific provisions shall govern over the more general provision of this Section 5.01(a).

(b) Without limiting the generality of the foregoing, except (A) as required by Applicable Law, (B) as set forth in Section 5.01 of the Aebi Schmidt Disclosure Schedules, or (C) as otherwise required or expressly permitted by this Agreement, without Shyft’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Aebi Schmidt shall not, and shall cause each of its Subsidiaries not to:
(i) adopt or propose any change to its articles or certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise);
(ii) (w) merge or consolidate with any other Person; (x) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property, other than transactions (1) solely among Aebi Schmidt and one or more of its wholly owned Subsidiaries or (2) solely among Aebi Schmidt’s wholly owned Subsidiaries; or (y) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization or restructuring;
(iii) (w) split, combine or reclassify any shares of its capital stock (other than transactions (A) solely among Aebi Schmidt and one or more of its wholly owned Subsidiaries or (B) solely among Aebi Schmidt’s wholly owned Subsidiaries); (x) amend any term or alter any rights of any of its outstanding equity securities; (y) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than dividends or distributions by a Subsidiary of Aebi Schmidt to Aebi Schmidt or a wholly owned Subsidiary of Aebi Schmidt; or (z) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Aebi Schmidt or any Subsidiary of Aebi Schmidt or any rights, warrants or options to acquire any such shares or other securities, other than repurchases of shares of Aebi Schmidt Common Stock up to 0.25% of the issued shares of Aebi Schmidt Common Stock in connection with a termination of employment of a holder of Aebi Schmidt Common Stock issued under the Aebi Schmidt Stock Plan, in each case outstanding as of the date of this Agreement or issued in the ordinary course following the date hereof (to the extent expressly permitted by this Section 5.01(b)(iii)) in accordance with the present terms of the Aebi Schmidt Stock Plan and applicable agreements under which such shares of Aebi Schmidt Common Stock were purchased;
(iv) (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants, options to acquire or other derivative instruments with respect to, any such capital stock or any such convertible securities, or (B) enter into any agreement with respect to the voting of any of its capital stock;
(v) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (x) as set forth in the capital expenditure budget set forth in Section 5.01(b)(v) of the Aebi Schmidt Disclosure Schedules, and (y) any other capital expenditures not to exceed $1,000,000 in the aggregate;
(vi) transfer, sell, lease or otherwise dispose of any Subsidiary or any division thereof or of Aebi Schmidt or any assets, securities or property, other than (A) sales or dispositions of inventory in the ordinary course or (B) transactions (1) solely among Aebi Schmidt and one or more of its wholly owned Subsidiaries or (2) solely among Aebi Schmidt’s wholly owned Subsidiaries;
(vii) sell, assign, transfer or otherwise dispose of, license or sublicense (other than pursuant to non-exclusive licenses or sublicenses granted to Third Parties in the ordinary course of business), abandon, allow to lapse, or otherwise fail to take any action reasonably designed to maintain, enforce or protect any material Aebi Schmidt Owned IP;
(viii) make any loans, advances or capital contributions to any other Person, other than loans, advances or capital contributions (A) by Aebi Schmidt to one or more of its Subsidiaries, or (B) by any Subsidiary of Aebi Schmidt to Aebi Schmidt, or to any other Subsidiary of Aebi Schmidt, in each case, in the ordinary course of business pursuant to obligations that require the making of such loan, advance or capital contribution (as applicable) under Contracts in effect as of the date of this Agreement;
(ix) create or incur any Lien (except for a Permitted Lien and any other Liens created or incurred in connection with any indebtedness permitted to be incurred or established under Section 5.01(b)(xix)) on any material asset (including any Aebi Schmidt Owned IP);

(x) (A) enter into any Aebi Schmidt Material Contract (including by amendment of any Contract that is not a Aebi Schmidt Material Contract such that such Contract becomes a Aebi Schmidt Material Contract) or any Aebi Schmidt Real Property Lease; (B) terminate, renew, extend, assign or amend in any material respect any Aebi Schmidt Material Contract or Aebi Schmidt Real Property Lease or waive any material right thereunder, in each case of clauses (A) and (B), other than in the ordinary course of business or in connection with a renewal on terms at least as favorable to Aebi Schmidt and its Subsidiaries and for a term no longer than the existing term;
(xi) except as required by (y) the terms of any Aebi Schmidt Employee Plan as in effect as of the date hereof, or (z) the terms of any Collective Bargaining Agreement as in effect as of the date hereof, (i) grant any change in control, retention or severance to (or amend any such existing arrangement with) any current or former Aebi Schmidt Service Provider; (ii) establish, adopt, amend, terminate or enter into any Aebi Schmidt Employee Plan or Collective Bargaining Agreement, except for any amendment that is in the ordinary course of business and would not result in a material increase in the cost related thereto for Aebi Schmidt, Shyft, the Surviving Corporation or any of their respective Subsidiaries; (iii) grant or amend any long-term cash, equity or equity-based awards to, or accelerate the vesting or payment of any such awards held by, any current or former Aebi Schmidt Service Provider; (iv) increase the compensation, bonus or other benefits payable to any current or former Aebi Schmidt Service Provider, other than ordinary course annual increases in base salary or hourly wage to employees of not more than 5% in the aggregate, except as may be required by Applicable Law; (v) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Aebi Schmidt Employee Plan; or (vi) (A) hire any Aebi Schmidt Service Provider whose annual base compensation is or will be in excess of $300,000, that is an “officer” as defined under Section 16(a) of the Exchange Act, or any other Person with the title of “general manager” or a substantially equivalent title, or (B) terminate (other than in the ordinary course of business or for cause, as determined in accordance with past practice) any Aebi Schmidt Service Provider whose annual base compensation is or will be in excess of $300,000, that is an “officer” as defined under Section 16(a) of the Exchange Act, or any other Person with the title of “general manager” or a substantially equivalent title;
(xii) implement or take steps toward implementing a reduction in force, mass layoff, plant closing;
(xiii) waive, release, amend or fail to enforce the material restrictive covenant obligations of any current or former Aebi Schmidt Service Provider;
(xiv) make any material change in any method of accounting or accounting principles or practice, except for any such change required by Swiss GAAP FER or the applicable local generally accepted accounting principles (“Local GAAP”), as applicable, as approved by its independent public accountants, except for the conversion to GAAP necessary for the preparation of financial statements and related footnotes required for such conversion starting calendar year 2024;
(xv) (u) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (v) make or change any material Tax election, (w) change any annual Tax accounting period, (x) adopt or change any material method of Tax accounting (except for the conversion to GAAP necessary for the preparation of pro forma financial statements and related footnotes required by Applicable Law to be included in the Proxy Statement and the Registration Statement), (y) enter into any material closing agreement with respect to Taxes or (z) settle or surrender any material Tax claim, audit or assessment;
(xvi) settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation, or Proceeding, pending or threatened, and involving or against Aebi Schmidt or any of its Subsidiaries, other than those involving only a monetary payment by Aebi Schmidt or any of its Subsidiaries not to exceed $3,000,000 individually and $5,000,000 in the aggregate; provided that, such settlement or compromise shall not include (A) any obligation that would impose any material restrictions on the business or operations of Aebi Schmidt or its Subsidiaries or (B) any admission of wrongdoing or similar admission by Aebi Schmidt or any of its Subsidiaries that would be reasonably expected to negatively affect Aebi Schmidt or any of its Subsidiaries in a material respect beyond the making of any such payment;
(xvii) enter into, terminate, renew, extend or amend or waive any right under any Related Party Contract or transaction between Aebi Schmidt or any of its Subsidiaries, on the one hand, and any of Aebi Schmidt’s Related Parties (other than Aebi Schmidt and its Subsidiaries), on the other hand other than such a transaction on arms-length terms;

(xviii) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business or (B) as may be consistent with Aebi Schmidt’s financial accounting policies and procedures and Swiss GAAP FER or Local GAAP, as applicable, as determined in consultation with Aebi Schmidt’s outside auditor;
(xix) issue, sell, borrow or otherwise incur any indebtedness for borrowed money (including any debt securities) of Aebi Schmidt or any of its Subsidiaries (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than Aebi Schmidt or any of its wholly-owned Subsidiaries)), except (A) for indebtedness incurred or borrowed in an aggregate principal amount not to exceed €400,000,000, (B) in respect of purchase money financing, equipment financing and letters of credit in the ordinary course of business consistent with past practice or debt arrangements solely between or among Aebi Schmidt and/or any of its Subsidiaries, or (C) for arrangements solely between or among Aebi Schmidt and/or any of its Subsidiaries; or
(xx) agree, commit or publicly propose to do any of the foregoing.
Section 5.02 No Solicitation by Aebi Schmidt.
(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Aebi Schmidt shall not, and shall cause its Subsidiaries and controlled Affiliates, and its and their respective equityholders, officers and directors not to, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective other Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Aebi Schmidt Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to a Aebi Schmidt Acquisition Proposal; (ii) continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Aebi Schmidt or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Aebi Schmidt or any of its Subsidiaries to, otherwise cooperate in any way with, any Third Party (or its potential source of financing) that Aebi Schmidt knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Aebi Schmidt Acquisition Proposal; (iii) enter into or approve, recommend or declare advisable for Aebi Schmidt or any of its Subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement or any other similar agreement relating to or constituting a Aebi Schmidt Acquisition Proposal; or (iv) approve, authorize, resolve, propose or agree to do any of the foregoing.
(b) Aebi Schmidt shall, and shall cause its Subsidiaries, and shall direct its and their respective Representatives, to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Aebi Schmidt Acquisition Proposal. To the extent that it has not done so prior to the date hereof, Aebi Schmidt shall promptly request that each Third Party, if any, that has executed a confidentiality agreement with Aebi Schmidt or its Affiliates within the 12-month period prior to the date hereof in connection with its consideration of any Aebi Schmidt Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Aebi Schmidt or any of its Subsidiaries.
Section 5.03 Termination of Aebi Schmidt Related Party Contracts. On or prior to the Closing, Aebi Schmidt shall (i) pay, settle or discharge all account balances owed from Aebi Schmidt or its Subsidiaries to any of their respective Related Parties, and (ii) terminate, or cause to be terminated, all Related Party Contracts of Aebi Schmidt and its Subsidiaries, other than those Related Party Contracts set forth on Section 5.03 of the Aebi Schmidt Disclosure Schedules, to which Aebi Schmidt or any of its Affiliates is a party and take such action as may be necessary to direct the parties thereto to release and waive any and all claims that any of them may have thereunder as of the Closing, in each case of clauses (i) and (ii), with no further direct or indirect liability or obligation of the Surviving Corporation. Aebi Schmidt shall deliver to Shyft written evidence reasonably satisfactory to Shyft of each such termination prior to the Closing; provided that, prior to terminating any Contract not listed on Section 5.03 of the Aebi Schmidt Disclosure Schedule, Aebi Schmidt will notify Shyft and Shyft may elect for such Contract to remain in effect.
Section 5.04 Financing
(a) Aebi Schmidt shall use its reasonable best efforts to arrange and obtain the Debt Financing on terms and conditions described in the Commitment Papers (including the flex provisions) or on other terms no less favorable to Aebi Schmidt, Holdco, Merger Sub and Shyft, including to (i) maintain in effect the Commitment Papers (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is permitted by Section 7.18), (ii) negotiate and enter into definitive agreements with respect thereto as promptly as practicable on the terms and conditions contained in the Commitment Papers (including the flex provisions) or on other terms no less favorable to Aebi Schmidt, Merger Sub and Shyft, (iii) satisfy, or obtain a waiver thereof, on a timely basis all conditions to funding the Commitment Papers and such definitive agreements thereto, (iv) assuming that all conditions contained in the Commitment Papers have been satisfied, consummate the Debt Financing at or prior to the Closing and (v) enforce Aebi Schmidt’s rights under the Commitment Papers.
(b) Aebi Schmidt, Holdco, and Merger Sub shall keep Shyft informed with respect to all material activity concerning the status of the Debt Financing contemplated by the Commitment Papers and shall give Shyft notice of any material change with respect to such Debt Financing as promptly as practicable. Aebi Schmidt, Holdco, and Merger Sub shall give Shyft prompt notice (w) of the termination, repudiation, rescission, cancellation or expiration of the Commitment Papers or the definitive agreements related to the Debt Financing, (x) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any of the Commitment Papers, or any definitive agreements related to the Debt Financing, in each case of which Aebi Schmidt, Holdco, or Merger Sub becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Lenders with respect to any (1) material breach of any party’s obligations under the Commitment Papers or definitive agreements related to the Debt Financing, or default, termination or repudiation by any party to any of the Commitment Papers or definitive agreements related to the Debt Financing (including any proposal by any Lender or other Person to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the amount of Debt Financing contemplated) the Commitment Papers) or (2) material dispute between or among any parties to any of the Commitment Papers or definitive agreements related to the Debt Financing or any provisions of any of the Commitment Papers and (z) of the receipt of any written notice or other written communication on the basis of which Aebi Schmidt expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing. As soon as reasonably practicable, but in any event within two Business Days of the date Shyft delivers to Aebi Schmidt a written request, Aebi Schmidt, Holdco and Merger Sub shall provide any information reasonably requested by Shyft relating to any circumstance referred to in clauses (w), (x), (y) or (z) of the immediately preceding sentence. Aebi Schmidt shall allow Shyft to reasonably consult with the Lenders and providers of the Debt Financing regarding the status of such Debt Financing; provided that, Aebi Schmidt shall have the right to have one or more Representatives present during any such consultation.
(c) For the avoidance of doubt, Aebi Schmidt shall only have the right to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under the Commitment Papers with the consent of Shyft. Aebi Schmidt shall furnish to Shyft a copy of any executed written amendment, supplement, replacement, substitution, termination, modification or waiver of the Commitment Papers.
(d) If any portion of the Debt Financing necessary for the Financing Uses becomes unavailable on the terms and conditions contemplated by the Commitment Papers, (i) Aebi Schmidt shall promptly notify Shyft in writing (an “Availability Notice”) and (ii) Aebi Schmidt and Merger Sub shall (A) arrange and obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources on terms that (i) are reasonably satisfactory to Shyft, (ii) taken as whole, are no more adverse to Shyft, Aebi Schmidt and Merger Sub than the existing Commitment Papers (including after giving effect to the market flex provisions), (iii) do not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the existing Commitment Papers, and (iv) do not reduce the aggregate amount of available Debt Financing to less than the amount required to consummate the Transactions or otherwise would reasonably be expected to materially delay or prevent the Closing (an “Alternative Financing”), and (B) provide Shyft with a copy of the new financing commitment that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted in a manner consistent with Section 7.01, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with this Section 5.04, the “Alternative Financing Commitment Letter”).
(e) If an Availability Notice is delivered on or prior to April 1, 2025, for a period of thirty (30) days following delivery of such Availability Notice, Aebi Schmidt shall (x) use reasonable best efforts to cure any breach under the Commitment Papers and to otherwise obtain any waiver from the Lenders necessary to make the Debt Financing available on the terms and conditions contemplated by the Commitment Papers, and (y) if, at the conclusion of such thirty (30) day period, any portion of the Debt Financing necessary for the Financing Uses remains unavailable on the terms and conditions contemplated by the Commitment Papers, Aebi Schmidt shall promptly notify Shyft in writing. Following the delivery of such written notice, no later than fifteen (15) Business Days following receipt of such written notice, Shyft may deliver written notice to Aebi Schmidt of its election to coordinate and direct the timing and strategy (in consultation with Aebi Schmidt) for obtaining an Alternative Financing (an “Alternative Financing Election Notice”).
(f) If an Availability Notice is delivered at any time after April 1, 2025, no later than fifteen (15) Business Days following receipt of such Availability Notice, Shyft may deliver to Aebi Schmidt an Alternative Financing Election Notice.
(g) Following the delivery of any Alternative Financing Election Notice, (i) Shyft shall use reasonable best efforts, in good faith consultation with Aebi Schmidt, to arrange and obtain an Alternative Financing and shall promptly provide Aebi Schmidt with a copy of any Alternative Financing Commitment Letter, (ii) unless otherwise agreed in writing by Shyft, Aebi Schmidt shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, continue, conduct, engage or participate in any discussions or negotiations with sources of Alternative Financing initiated on or prior to the delivery of an Alternative Financing Election Notice, and (iii) each of Shyft and Aebi Schmidt shall act in good faith and consult with one another in respect of any communications with sources of any Alternative Financing. Notwithstanding anything to the contrary in this Agreement, (A) neither Shyft nor any of its Affiliates shall have any liability or obligation as a result of any failure to obtain and consummate the Debt Financing or any Alternative Financing for all purposes under this Agreement, including in respect of any purported Willful Breach of this Agreement resulting from or relating to Shyft’s efforts to obtain Alternative Financing following the issuance of an Alternative Financing Election Notice, and Aebi Schmidt, on behalf of itself and its Affiliates, hereby irrevocably waives, and agrees not to assert, to the fullest extent permitted by Applicable Law, any right to bring any claim against Shyft and its Affiliates in any action, suit or proceeding in connection with any failure to obtain and consummate the Debt Financing or any Alternative Financing, and (B) following delivery of any Alternative Financing Election Notice and until the date that Shyft delivers a copy of any Alternative Financing Commitment Letter to Aebi Schmidt, Aebi Schmidt may, in good faith consultation with Shyft, cure any breach under the Commitment Papers and otherwise obtain any waiver from the Lenders necessary to make the Debt Financing available on the terms and conditions contemplated by the Commitment Papers (including the flex provisions).
(h) For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Aebi Schmidt that speak as of the date hereof or another specified date), references to the “Commitment Papers” shall include any such document as permitted or required by this Section 5.04 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.
(i) Following delivery of an Alternative Financing Election Notice, (i) Shyft’s obligations and liabilities under Section 7.18(a) will immediately and automatically terminate with no further action on the part of any Person, and (ii) Aebi Schmidt shall use its reasonable best efforts to provide necessary, customary, proper, and advisable cooperation in connection with the arrangement of the Alternative Financing as may be reasonably requested by Shyft; provided that, nothing in this Section 5.04(i) shall require Aebi Schmidt or its Affiliates to take any of the actions set forth in Section 7.18(b) with respect to the Alternative Financing.
ARTICLE VI

Covenants of Shyft
Section 6.01  Conduct of Shyft. (a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Shyft Disclosure Schedules, or (z) as otherwise expressly required or expressly permitted by this Agreement, without Aebi Schmidt’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Shyft shall, and shall cause each of its Subsidiaries to, (i) use its and their reasonable best efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws, and (ii) use its and their reasonable best efforts to (A) preserve intact its business organization and relationships with customers, suppliers, lenders, lessors, regulators, and other Third Parties having material business relationships with Shyft and its Subsidiaries; (B) keep available the services of the directors, officers and employees of Shyft and its Subsidiaries; and (C) maintain in effect all material Shyft Permits. The Parties understand and agree that with respect to the matters specifically addressed by any provision of Section 6.01(b), such specific provisions shall govern over the more general provision of this Section 6.01(a).
(b) Without limiting the generality of the foregoing, except (A) as required by Applicable Law, (B) as set forth in Section 6.01 of the Shyft Disclosure Schedules, or (C) as otherwise required or expressly permitted by this Agreement, without Aebi Schmidt’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Shyft shall not, and shall cause each of its Subsidiaries not to:
(i) adopt or propose any change to its articles or certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise);
(ii) (w) merge or consolidate with any other Person; (x) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property, other than acquisitions for which a letter of intent or a memoranda of understanding has been executed prior to the date of this Agreement, or transactions (1) solely among Shyft and one or more of its wholly owned Subsidiaries or (2) solely among Shyft’s wholly owned Subsidiaries; or (y) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization or restructuring;
(iii) (w) split, combine or reclassify any shares of its capital stock (other than transactions (A) solely among Shyft and one or more of its wholly owned Subsidiaries or (B) solely among Shyft’s wholly owned Subsidiaries); (x) amend any term or alter any rights of any of its outstanding equity securities; (y) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than dividends or distributions by a Subsidiary of Shyft to Shyft or a wholly owned Subsidiary of Shyft; or (z) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Shyft or any Subsidiary of Shyft or any rights, warrants or options to acquire any such shares or other securities, other than (A) repurchases of shares of Shyft Common Stock in connection with the exercise, vesting or settlement of Shyft RSU Awards, in each case outstanding as of the date of this Agreement or issued in the ordinary course following the date hereof (to the extent expressly permitted by Section 6.01(b)(iv)) in accordance with the present terms of the applicable Shyft Stock Plan and applicable award agreements of such Shyft RSU Awards, and (B) share repurchases complete in accordance with Shyft’s share repurchase program, which has been approved by the Board of Directors of Shyft on or prior to the date hereof;
(iv) (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants, options to acquire or other derivative instruments with respect to, any such capital stock or any such convertible securities, other than grants of Shyft RSU Awards in the ordinary course consistent with past practice as described in Section 6.01(b)(iv) of the Shyft Disclosure Schedules or the issuance of any shares of Shyft Common Stock upon the exercise, vesting or settlement of shares of Shyft RSU Awards that are outstanding on the date of this Agreement, in each case in accordance with the present terms of the applicable award agreements of such Shyft RSU Awards or (B) enter into any agreement with respect to the voting of any of its capital stock;
(v) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (x) as set forth in the capital expenditure budget set forth in Section 6.01(b)(v) of the Shyft Disclosure Schedules, and (y) any other capital expenditures not to exceed $1,000,000 in the aggregate;
(vi) transfer, sell, lease or otherwise dispose of any Subsidiary or any division thereof or of Shyft or any assets, securities or property, other than (A) sales or dispositions of inventory in the ordinary course or (B) transactions (1) solely among Shyft and one or more of its wholly owned Subsidiaries or (2) solely among Shyft’s wholly owned Subsidiaries;

(vii) sell, assign, transfer or otherwise dispose of, license or sublicense (other than pursuant to non-exclusive licenses or sublicenses granted to Third Parties in the ordinary course of business), abandon, allow to lapse, or otherwise fail to take any action reasonably designed to maintain, enforce or protect any material Shyft Owned IP;
(viii) make any loans, advances or capital contributions to any other Person, other than loans, advances or capital contributions (A) by Shyft to one or more of its Subsidiaries, or (B) by any Subsidiary of Shyft to Shyft or to any other Subsidiary of Shyft, in each case, in the ordinary course of business pursuant to obligations that require the making of such loan, advance or capital contribution (as applicable) under Contracts in effect as of the date of this Agreement;
(ix) create or incur any Lien (except for a Permitted Lien and any other Liens created or incurred in connection with any indebtedness permitted to be incurred or established under Section 6.01(b)(xix)) on any material asset (including any Shyft Owned IP);
(x) (A) enter into any Shyft Material Contract (including by amendment of any Contract that is not a Shyft Material Contract such that such Contract becomes a Shyft Material Contract) or any Shyft Real Property Lease; (B) terminate, renew, extend, assign or amend in any material respect any Shyft Material Contract or Shyft Real Property Lease or waive any material right thereunder, in each case of clauses (A) and (B), other than in the ordinary course of business;
(xi) except as required by (x) the terms of any Shyft Employee Plan as in effect as of the date hereof, (y) the terms of any Collective Bargaining Agreement as in effect as of the date hereof, or (z) as set forth in Section 6.01(b)(xi) of the Shyft Disclosure Schedules, (i) grant any change in control, retention or severance to (or amend any such existing arrangement with) any current or former Shyft Service Provider; (ii) establish, adopt, amend, terminate or enter into any Shyft Employee Plan or Collective Bargaining Agreement, except for any amendment that is in the ordinary course of business and would not result in a material increase in the cost related thereto for Shyft, Aebi Schmidt, the Surviving Corporation or any of their respective Subsidiaries; (iii) grant or amend any long-term cash, equity or equity-based awards to, or accelerate the vesting or payment of any such awards held by, any current or former Shyft Service Provider; (iv) increase the compensation, bonus or other benefits payable to any current or former Shyft Service Provider, other than ordinary course annual increases in base salary or hourly wage to employee of not more than 5% in the aggregate, except as required by Applicable Law; (v) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Shyft Employee Plan; or (vi) (A) hire any Shyft Service Provider whose annual base compensation is or will be in excess of $300,000, that is an “officer” as defined under Section 16(a) of the Exchange Act, or any other Person with the title of “general manager” or a substantially equivalent title, or (B) terminate (other than in the ordinary course of business or for cause, as determined in accordance with past practice) any Shyft Service Provider whose annual base compensation is or will be in excess of $300,000, that is an “officer” as defined under Section 16(a) of the Exchange Act, or any other Person with the title of “general manager” or a substantially equivalent title;
(xii) implement or take steps toward implementing a reduction in force, mass layoff, plant closing;
(xiii) waive, release, amend or fail to enforce the material restrictive covenant obligations of any current or former Shyft Service Provider;
(xiv) make any material change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-K promulgated under the Securities Act (“Regulation S-K”), as approved by its independent public accountants;
(xv) (u) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (v) make or change any material Tax election, (w) change any annual Tax accounting period, (x) adopt or change any material method of Tax accounting, (y) enter into any material closing agreement with respect to Taxes or (z) settle or surrender any material Tax claim, audit or assessment;
(xvi) settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation, or Proceeding, pending or threatened, and involving or against Shyft or any of its Subsidiaries, other than (x) those involving only a monetary payment by Shyft or any of its Subsidiaries not to exceed $3,000,000 individually and $5,000,000 in the aggregate and (y) any claim, action, suit, investigation, or Proceeding by or on behalf of Shyft’s shareholders, including in connection with the Transactions; provided, further, that such settlement or compromise shall not include (A) any obligation that would impose any material restrictions on the business or operations of Shyft or its Subsidiaries or, (B) any admission of wrongdoing or similar admission by Shyft or any of its Subsidiaries that would be reasonably expected to negatively affect Shyft or any of its Subsidiaries in a material respect beyond the making of any such payment;
(xvii) enter into, terminate, renew, extend or amend or waive any right under any Related Party Contract or transaction between Shyft or any of its Subsidiaries, on the one hand, and any of Shyft’s Related Parties (other than Shyft and its Subsidiaries), on the other hand;
(xviii) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business or (B) as may be consistent with Shyft’s financial accounting policies and procedures and GAAP as determined in consultation with Shyft’s outside auditor;
(xix) issue, sell, borrow or otherwise incur any indebtedness for borrowed money (including any debt securities) of Shyft or any of its Subsidiaries (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than Shyft or any of its wholly-owned Subsidiaries)), except (A) for indebtedness incurred or borrowed in an aggregate principal amount not to exceed $165,000,000, (B) in respect of purchase money financing, equipment financing and letters of credit in the ordinary course of business consistent with past practice, or (C) for arrangements solely between or among Shyft and/or any of its Subsidiaries; or
(xx) agree, commit or publicly propose to do any of the foregoing.
Section 6.02  No Solicitation by Shyft.
(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise set forth in this Section 6.02, Shyft shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective other Representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Shyft Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to a Shyft Acquisition Proposal; (ii) continue, conduct, engage or participate in any discussions or negotiations with, furnish any information relating to Shyft or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Shyft or any of its Subsidiaries to, otherwise cooperate in any way with, any Third Party (or its potential source of financing) that Shyft knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Shyft Acquisition Proposal; (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Shyft or any of its Subsidiaries; or (iv) approve, authorize, agree, or publicly announce any intention to do any of the foregoing.
(b) Shyft shall, and shall cause its Subsidiaries, and shall direct its and its Subsidiaries’ Representatives to immediately cease and cause to be terminated any and all existing activities, discussions, or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Shyft Acquisition Proposal. To the extent that it has not done so prior to the date hereof, Shyft shall promptly request that each Third Party, if any, that has executed a confidentiality agreement with Shyft or its controlled Affiliates within the 12-month period prior to the date hereof in connection with its consideration of any Shyft Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Shyft or any of its Subsidiaries. Except as permitted by this Section 6.02, neither the Board of Directors of Shyft nor any committee thereof shall: (A) fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to Aebi Schmidt, the Shyft Board Recommendation, (B) fail to include the Shyft Board Recommendation in the Proxy Statement when disseminated to the shareholders of Shyft in accordance with Section 7.03, (C) adopt a formal resolution to approve, endorse, or recommend any Shyft Acquisition Proposal, (D)(I) other than with respect to a tender offer or exchange offer, fail to publicly recommend against any Shyft Acquisition Proposal or (II) fail to publicly reaffirm the Shyft Board Recommendation, in the case of the foregoing clauses (I) and (II), within ten (10) Business Days after Aebi Schmidt so requests in writing following the initial public disclosure of any Shyft Acquisition Proposal; provided that, Aebi Schmidt shall not be entitled to make such request in writing, and Shyft shall not be required to make any such reaffirmation, more than once with respect to any particular Shyft Acquisition Proposal, (E) fail to recommend against any Shyft Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the shareholders of Shyft) within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange (any of the foregoing clauses (A) through (E), a “Shyft Adverse Recommendation Change”), or (F) enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, or other similar agreement constituting, or that would reasonably be expected to lead to, a Shyft Acquisition Proposal (other than an Acceptable Confidentiality Agreement); provided that, so long as the Board of Directors of Shyft determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law.
(c) Notwithstanding Section 6.02(a), if at any time prior to the receipt of the Shyft Shareholder Approval (the “Shyft Approval Time”), the Board of Directors of Shyft receives a bona fide written Shyft Acquisition Proposal made after the date hereof that did not result from any breach of Section 6.02(a), the Board of Directors of Shyft (or duly appointed committee thereof) may, if the Board of Directors of Shyft determines in good faith, after consultation with Shyft’s financial advisor and outside legal counsel, and based on the information then available to it, that (1) such bona fide written Shyft Acquisition Proposal either constitutes a Shyft Superior Proposal or would reasonably be expected to result in a Shyft Superior Proposal, and (2) the failure to take such actions would be inconsistent with its fiduciary duties under Applicable Law, then Shyft and its Representatives may, subject to compliance with this Section 6.02(c), Section 6.02(d) and Section 6.02(f), (i) engage in negotiations or discussions with such Third Party and its Representatives that has made or renewed, and in each case has not withdrawn, such bona fide written Shyft Acquisition Proposal after the date of this Agreement; (ii) thereafter furnish to such Third Party and its Representatives and its debt and equity financing sources non-public information relating to Shyft or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly provided for informational purposes to Aebi Schmidt (and in all events within 48 hours)); provided that, all such non-public information (to the extent that such information has not been previously provided or made available to Aebi Schmidt) is provided or made available to Aebi Schmidt, as the case may be, substantially concurrently or as promptly as practicable (and in all events within 48 hours) following the time it is provided or made available to such Third Party; and (iii) following receipt of a bona fide written Shyft Superior Proposal, (A) make a Shyft Adverse Recommendation Change and (B) terminate this Agreement pursuant to Section 9.01(d)(ii) (Shyft Superior Proposal) and simultaneously enter into a definitive agreement implementing such Shyft Superior Proposal (provided that, Shyft shall not terminate this Agreement pursuant to the foregoing clause (B), unless concurrently with such termination Shyft pays or causes the payment of the Shyft Termination Fee to Aebi Schmidt and otherwise complies with the provisions of Section 9.01 and Section 9.03).
In addition, nothing contained herein shall prevent the Board of Directors of Shyft from (w) complying with Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer, in each case with regard to a bona fide written Shyft Acquisition Proposal (which statement shall not constitute a Shyft Adverse Recommendation Change); (x) making any required disclosure to Shyft’s shareholders, if the Board of Directors of Shyft determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; (y) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; or (z) contacting and engaging in discussions with any person or group and their respective Representatives who has made an offer, inquiry, proposal or indication of interest with respect to a Shyft Acquisition Proposal that was not solicited in breach of this Section 6.02 solely for the purpose of clarifying such offer, inquiry, proposal or indication of interest and the terms thereof of informing such Third Party of the restrictions imposed by this Section 6.02; provided that, nothing in this Section 6.02(c) will be deemed to permit Shyft to effect a Shyft Adverse Recommendation Change other than in accordance with Section 6.02(f).
(d) In addition to the requirements set forth in Section 6.02(c) and subject to compliance with Section 6.02(f), the Board of Directors of Shyft shall not take any of the actions referred to in clauses (i) through (iii) of Section 6.02(c) unless Shyft shall have first delivered to Aebi Schmidt written notice advising Aebi Schmidt that Shyft intends to take any such action. In addition, Shyft shall notify Aebi Schmidt promptly (and in all events within 48 hours) after receipt by Shyft (or any of its Representatives) of any Shyft Acquisition Proposal, which notice shall be provided in writing and shall include the material terms and conditions of any such Shyft Acquisition Proposal (excluding the identity of the party making the Shyft Acquisition Proposal), to the extent provided by the relevant Third Party in connection with the Shyft Acquisition Proposal).
(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Shyft Approval Time (and in no event after the Shyft Approval Time), and after giving effect to the rights offered to Aebi Schmidt in this Section 6.02, the Board of Directors of Shyft may effect a Shyft Adverse Recommendation Change in response to a Shyft Intervening Event if the Board of Directors of Shyft determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; provided that, prior to effecting any such Shyft Adverse Recommendation Change (i) Shyft shall (A) promptly notify Aebi Schmidt in writing of its intention to take such action at least four (4) Business Days before taking such action, and (B) if requested by Aebi Schmidt, negotiate in good faith with Aebi Schmidt for four (4) Business Days following such notice regarding revisions, if any, to the terms of this Agreement proposed by Aebi Schmidt, and (ii) the Board of Directors of Shyft shall not effect any Shyft Adverse Recommendation Change in response to a Shyft Intervening Event unless, after the four (4) Business Day period described in the foregoing clause (B), the Board of Directors of Shyft determines in good faith taking into account any written proposal by Aebi Schmidt to amend the terms of this Agreement, that, if accepted by Shyft, would be binding upon the other Parties, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with the directors’ exercise of fiduciary duties under Applicable Law.
(f) Without limiting or affecting Section 6.02(a), Section 6.02(c) or Section 6.02(d), the Board of Directors of Shyft shall not make a Shyft Adverse Recommendation Change involving or relating to a Shyft Superior Proposal or terminate this Agreement to accept a Shyft Superior Proposal at any time prior to the Shyft Approval Time unless, (i) Shyft promptly notifies Aebi Schmidt, in writing at least four (4) Business Days before taking such action, that Shyft intends to take such action, which notice attaches the most current version of the proposed agreement under which such Shyft Superior Proposal is proposed to be consummated; (ii) if requested in writing by Aebi Schmidt, during such four (4) Business Day period, Shyft and its Representatives have discussed and negotiated in good faith with Aebi Schmidt regarding any proposal by Aebi Schmidt to amend the terms of this Agreement in response to such Shyft Superior Proposal; and (iii) after such four (4) Business Day period, the Board of Directors of Shyft determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any written proposal by Aebi Schmidt to amend the terms of this Agreement, that, if accepted by Shyft, would be binding upon the other Parties, that such Shyft Acquisition Proposal continues to constitute a Shyft Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Shyft Superior Proposal, a new written notification from Shyft consistent with that described in clause (i) of this Section 6.02(f) shall be required and a new notice period under of this Section 6.02(f) shall commence, during which notice period Shyft shall be required to comply with the requirements of this Section 6.02(f) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)).
(g) Shyft shall, and shall cause its Subsidiaries, and shall direct its Representatives, to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Shyft Acquisition Proposal. To the extent that it has not done so prior to the date hereof, Shyft shall promptly request that each Third Party, if any, that has executed a confidentiality agreement with Shyft within the 12-month period prior to the date hereof in connection with its consideration of any Shyft Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Shyft or any of its Subsidiaries.
(h) For purposes of this Agreement:
(i) “Shyft Superior Proposal” means any bona fide, written Shyft Acquisition Proposal (with all references to “20%” in the definition of Shyft Acquisition Proposal being deemed to be references to “50%”) on terms that the Board of Directors of Shyft determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all relevant factors that the Board of Directors of Shyft considers to be appropriate (including the identity of the Person making the Shyft Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), conditions to consummation and availability of necessary financing), would result in a transaction that, if consummated, is more favorable to Shyft and its shareholders from a financial point of view than the Transactions (taking into account any proposal by Aebi Schmidt to amend the terms of this Agreement that, if accepted by Shyft, would be binding upon Aebi Schmidt).
(ii) ”Shyft Intervening Event” means any material event, change, effect, development or occurrence arising after the date of this Agreement that was not known or not reasonably foreseeable, or the material consequences, probability or magnitude of which were not known or not reasonably foreseeable in each case to, any member of the Board of Directors of Shyft, as of or prior to the date of this Agreement and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by Shyft (or to be refrained from being taken by Shyft) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute a Shyft Intervening Event: (a) the receipt, existence, or terms of a Shyft Acquisition Proposal or consequence thereof or any inquiry, proposal or offer from any third party of the nature described in the definition of “Shyft Acquisition Proposal”; (b) any change in the price, or change in trading volume, of the Shyft Common Stock; or (c) the mere fact, in and of itself, that Shyft meets or exceeds any internal or published financial projections or forecasts for any period ending on or after the date of this Agreement (provided, however, that the exceptions to this clause contained in (b) and (c) shall not apply to the underlying causes, changes, or facts giving rise to or contributing to such change or prevent any of such underlying causes, changes, or facts from being taken into account in determining whether a Shyft Intervening Event has occurred).
ARTICLE VII

Additional Agreements
Section 7.01 Reasonable Best Efforts to Complete.
(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Shyft, Aebi Schmidt, Holdco and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken (including by their respective controlled Affiliates), all actions, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate and make effective, as promptly as reasonably practicable after the date hereof, the Transactions, including: (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, declarations, submissions of information, applications and other documents, and (ii) obtaining as promptly as reasonably practicable and maintaining all approvals, registrations, Permits, actions or non-actions, waivers, consents, novations, Orders, authorizations and other confirmations required to be obtained from any Governmental Authorities that are necessary, proper or advisable to consummate the Transactions.
(b) Each of Shyft, Aebi Schmidt, Holdco and Merger Sub agree to execute and deliver such documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the Transactions. In furtherance and not in limitation of the foregoing, each of Shyft, Aebi Schmidt, Holdco and Merger Sub shall make, or cause to be made: (i) an appropriate and complete filing of a Notification and Report Form under the HSR Act with respect to the Transactions with the FTC and the Antitrust Division, as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement, provided, however, that if there are material changes in the applicable regulations governing the Notification and Report Forms required under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, the parties shall use their reasonable best efforts to file any Notification and Report Forms as promptly as reasonably practicable thereafter; (ii) the required filings for the CFIUS Clearance, and (iii) all other required filings and applications with respect to other Applicable Laws, including those set forth in Section 8.01(b) of the Aebi Schmidt Disclosure Schedules, as promptly as practicable.
(c) Each of Shyft, Aebi Schmidt, Holdco and Merger Sub acknowledges and agrees (w) not to withdraw or refile any filing or extend any waiting period under the HSR Act or other applicable Antitrust Laws or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Authority with respect to the Transactions (including any such agreement with respect to any actions, restrictions or conditions to the consummation of the Transactions or not to consummate the Transactions), except with the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed), (x) to respond as promptly as practicable to any inquiries and requests received from any Governmental Authority in connection with antitrust or foreign direct investment matters, including for additional information or documentary material, (y) if any request for additional information and documents, including a “second request” under the HSR Act, is received from any Governmental Authority, then substantially comply with any such request at the earliest practicable date, and (z) to use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act and other applicable Antitrust Laws as soon as practicable following the date of this Agreement and to obtain the (i) the CFIUS Clearance, and (ii) all authorizations, consents, and clearances required pursuant to the filings set forth in Section 8.01(b) of the Aebi Schmidt Disclosure Schedules. Aebi Schmidt shall have the responsibility for all filing fees associated with filings pursuant to the HSR Act and all other antitrust, and other regulatory filings with any Governmental Authority, including those set forth in Section 8.01(b) of the Aebi Schmidt Disclosure Schedules; provided that, notwithstanding the foregoing, Shyft shall have the responsibility for all filing fees related to obtaining the CFIUS Clearance.
(d) Each of Aebi Schmidt and Shyft shall, if requested, use reasonable best efforts to obtain all necessary or appropriate consents, waivers and approvals under any Aebi Schmidt Material Contracts, Shyft Material Contracts, Aebi Schmidt Real Property Leases or Shyft Real Property Leases, as applicable, to which Aebi Schmidt or any of its Subsidiaries, or Shyft or any of its Subsidiaries, as applicable, is a party in connection with this Agreement and the consummation of the Transactions, in each case so as to maintain and preserve the benefits under such Aebi Schmidt Material Contracts, Shyft Material Contracts, Aebi Schmidt Real Property Leases or Shyft Real Property Leases following the consummation of the Transactions. Notwithstanding anything to the contrary herein, neither Aebi Schmidt nor Shyft shall be required prior to the Closing to (and without the consent of the other Party, neither of them shall agree to) pay any consent or other similar fee, payment or other consideration (including increased rent or other similar payments), or to grant any other accommodation, to obtain the consent, waiver or approval of any Person under any Contract, Aebi Schmidt Real Property Lease or Shyft Real Property Lease. The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, no Party or its Affiliates’ failure to obtain any consent, waiver, or approval under any Aebi Schmidt Material Contract, Shyft Material Contract, Aebi Schmidt Real Property Lease or Shyft Real Property Lease in connection with this Agreement shall be a condition to any obligations of any Party hereunder, including the obligation to consummate the Transactions.
(e) Subject to Applicable Law, each of Shyft, Aebi Schmidt, Holdco and Merger Sub shall, and shall cause their respective controlled Affiliates, to: (i) promptly notify the other Party of any communication from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority concerning this Agreement or the Transactions to that Party; (ii) consult with the other Party prior to participating in any meeting, teleconference, or other discussion with any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the Transactions, (iii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, provides the other Party the opportunity to attend and participate in any such meeting, teleconference, or other discussion; (iv) promptly furnish the other Party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between such Party and its Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement or the Transactions; and (v) provide a reasonable opportunity to the other Party to review and discuss any letters, presentations, whitepapers and other substantive communications to any Governmental Authority relating to this Agreement or the Transactions and consider, in good faith, any reasonable comments on such correspondences, filings and written communications. Any materials exchanged in connection with this Section 7.01(e) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material (which shall be disclosed on an outside counsel only basis to the extent possible), and the Parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 7.01(e) as “outside counsel only.”
(f) In furtherance and not in limitation of the foregoing, including but not limited to obtaining the CFIUS Clearance, each of Shyft, Aebi Schmidt, Holdco and Merger Sub shall, and shall cause their respective controlled Affiliates to, (i) enter into any settlement, undertaking, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the Transactions, (ii) propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, lease, transfer, divesture, disposition, license or other encumbrance of the businesses, product lines, operations or assets of such Person or its Affiliates, (iii) terminate existing relationships, contractual rights or obligations of such Person or its Affiliates (including the Surviving Corporation), and (iv) otherwise take, or commit to take, actions that after the Closing Date would limit such Person’s or its Affiliates’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines, operations or assets of such Person or its Affiliates (including the Surviving Corporation) (each of the foregoing described in any of clauses (i) through (iv), a “Regulatory Concession”); provided that, no Party or its Affiliates shall (x) be required to make any Regulatory Concession unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and (y) without the prior written consent of the other Parties, agree or consent to a Regulatory Concession that would result in, or would reasonably be expected to result in, the effects set forth in Section 7.01(f) of the Aebi Schmidt Disclosure Schedules. Shyft, Aebi Schmidt, Holdco and Merger Sub shall use reasonable best efforts to: (1) oppose or defend against any investigation, claim, action, suit, arbitration, litigation or proceeding by any Governmental Authority or Third Party to prevent or enjoin the consummation of the Merger, or (2) except as it relates to obtaining the CFIUS Clearance, overturn any Order by any such Governmental Authority or Third Party to prevent consummation of the Merger, including by defending any investigation, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Authority or Third Party in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any Order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.
(g) In addition to the foregoing, none of Aebi Schmidt, Holdco, or Merger Sub on the one hand, nor, except for actions taken in accordance with Section 6.02, Shyft, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, (i) imposing any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Transactions.
(h) Nothing contained in this Agreement shall give Shyft, Aebi Schmidt, Holdco and Merger Sub, directly or indirectly, rights to control or direct the operations of the other Party prior to the Closing. Prior to the Closing, each of Shyft and Aebi Schmidt shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.
(i) Subject to the requirements of Section 7.01(e) and Section 7.01(f), Shyft shall control and have final decision-making authority (and consult in good faith with Aebi Schmidt) with respect to: (i) the timing and strategy for (A) obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority in connection with the Transactions, and (B) opposing or defending against any claim, action, suit, arbitration, litigation or Proceeding by any Governmental Authority or Third Party, and (ii) the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.
Section 7.02 Access to Information; Confidentiality.
(a) From the date hereof until the earlier of the Effective Time or the termination of this Agreement and subject to Applicable Law, the Confidentiality Agreement and the Clean Team Agreement, upon reasonable notice, solely for purposes of consummating the Transactions or as is reasonably necessary for integration planning, each Party shall, and each Party shall cause its Subsidiaries to, (i) afford to Aebi Schmidt, Shyft and their respective Subsidiaries and their respective Representatives that are bound by the Confidentiality Agreement and the Clean Team Agreement, reasonable access, during normal business hours, to all their respective properties, books, Contracts, personnel and records, (ii) furnish reasonably promptly to Aebi Schmidt or Shyft, as applicable, all information concerning its business, finances, properties and personnel as Shyft or Aebi Schmidt, as applicable, may reasonably request, and (iii) instruct their respective Representatives to cooperate reasonably with Shyft and Aebi Schmidt, and their respective Affiliates and Representatives that are bound by the Confidentiality Agreement and the Clean Team Agreement for purposes of consummating the Transactions.
(b) Notwithstanding the foregoing, each Party and its Subsidiaries may withhold any document or information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement (or entered into after the date of this Agreement in the ordinary course of business) (provided that, each

Party and its Subsidiaries shall use their reasonable best efforts to obtain the required consent of such Third Party to such access or disclosure or to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such confidentiality agreement), (B) the disclosure of which would violate any Applicable Law or fiduciary duty (provided that, each Party and its Subsidiaries shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Applicable Law or fiduciary duty), (C) that is subject to attorney-client or other privilege (provided that, the applicable Party and its Subsidiaries shall use their reasonable best efforts to allow for such access or disclosure to the maximum extent that would not result in a waiver of any such attorney-client or other privilege), (D) concerning Aebi Schmidt Acquisition Proposals, which shall be governed by Section 5.02, or Shyft Acquisition Proposals, which shall be governed by Section 6.02, as applicable, (E) regarding the deliberations of the Board of Directors of Aebi Schmidt, Shyft or any of their respective Subsidiaries or any committee thereof with respect to the Transactions or the entry into this Agreement, or any materials provided to the Board of Directors of Aebi Schmidt, Shyft or any of their respective Subsidiaries or any committee in connection therewith, or (F) that concerns personnel records relating to individual performance or evaluations, medical histories or other information that in the disclosing Party’s good faith opinion is sensitive or the disclosure of which could subject the disclosing Party or its Affiliates to risk of liability.
(c) Prior to the Closing Date, the Parties and their respective Subsidiaries and Representatives shall have no right under this Section 7.02 to perform or cause to be performed any invasive or subsurface investigations of the properties of the other Party or its Subsidiaries, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media.
Section 7.03 Registration Statement and Proxy Statement; Shyft Shareholder Meeting.
(a) As promptly as reasonably practicable following the date of this Agreement (but no earlier than February 14, 2025), the Parties shall jointly prepare and cause to be filed with the SEC (i) a proxy statement in preliminary form, as required by the Exchange Act, relating to the Shyft Shareholder Meeting (together with any exhibits, amendments or supplements thereto, the “Proxy Statement”), and (ii) a registration statement on Form S-4 pursuant to which the shares of Aebi Schmidt Common Stock issuable in connection with the Transactions will be registered with the SEC and in which the Proxy Statement will be included as a prospectus (together with any exhibits, amendments or supplements thereto, the “Registration Statement”). Except in the event of a Shyft Adverse Recommendation Change, the Proxy Statement shall include the Shyft Board Recommendation. Each Party shall (i) notify the other Parties as promptly as reasonably practicable upon the receipt of any comments from the SEC regarding the Proxy Statement or the Registration Statement or of any request from the SEC for amendments or supplements to the Proxy Statement or the Registration Statement, and (ii) provide the other Parties with copies of all relevant correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Registration Statement. Each of the Parties shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement and the Registration Statement.
(b) Each of the Parties shall use its reasonable best efforts to (i) have, as promptly as reasonably practicable following the filing thereof, the Proxy Statement cleared by the SEC and the Registration Statement declared effective under the 1933 Act, (ii) keep the Registration Statement effective as long as necessary to consummate the Merger and (iii) respond as promptly as reasonably practicable to any comments or requests for additional information from the SEC with respect to the Proxy Statement or the Registration Statement, as applicable. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Parties shall provide the other Parties and their counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response. None of the Parties or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Proxy Statement unless it consults with the other Parties in advance and, to the extent permitted by the SEC, allows the other Parties to participate.
(c) Shyft shall cause the definitive Proxy Statement to be mailed to Shyft’s shareholders as of the record date established for the Shyft Shareholder Meeting as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC.

(d) Each Party shall, and shall cause their respective Affiliates to, (x) furnish to the other Parties all information (including financial statements and any supporting schedules) concerning such Party and its Subsidiaries, Affiliates, directors, officers, shareholders (direct and indirect) and such other matters as may be required in connection with the preparation, filing and distribution of the Proxy Statement and the Registration Statement and any other filings required to be made in respect of the Transactions, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and the Registration Statement, (y) otherwise assist and cooperate with the other Parties and their respective Representatives in the preparation of the Proxy Statement and the Registration Statement and the resolution of comments from the SEC (or the staff of the SEC), and (z) provide information necessary for the preparation of any pro forma financial statements and related footnotes required by Applicable Law to be included in the Proxy Statement and the Registration Statement and any other filings required to be made by the Parties in respect of the Transactions, which information shall, in each case, be in a form acceptable for filing in the Registration Statement and completed no later than March 31, 2025.
(e) In accordance with the Shyft Organizational Documents and Applicable Laws, Shyft shall use reasonable best efforts to, as promptly as reasonably practicable, establish a record date for, and as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, give notice of a meeting of its shareholders for purposes of seeking the Shyft Shareholder Approval (including any adjournment or postponement thereof, the “Shyft Shareholder Meeting”). Shyft shall use reasonable best efforts to duly call, convene and hold the Shyft Shareholder Meeting as promptly as reasonably practicable after the Registration Statement being declared effective by the SEC. Notwithstanding anything in this Agreement to the contrary, Shyft may postpone, recess or adjourn the Shyft Shareholder Meeting: (i) with the written consent of Aebi Schmidt; (ii) for the absence of a quorum at the Shyft Shareholder Meeting; (iii) after consultation in good faith with Aebi Schmidt, (A) to solicit additional proxies for the purpose of obtaining the Shyft Shareholder Approval, or (B) to allow reasonable additional time for the preparation, filing and distribution of any supplemental or amended disclosure which Shyft has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated to, and reviewed by, Shyft’s shareholders prior to the Shyft Shareholder Meeting; or (iv) otherwise where required to comply with Applicable Law following consultation with outside legal counsel; provided that, in the case of the foregoing clause (iii)(A), no such postponement or adjournment shall be for a period of more than twenty Business Days without Aebi Schmidt’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Without the prior written consent of Aebi Schmidt, the adoption and approval of this Agreement and the Transactions shall be the only matters (other than matters of procedure, including a proposal to adjourn the Shyft Shareholder Meeting, and matters required by Applicable Law to be voted on by Shyft’s shareholders in connection with the adoption of this Agreement, including the advisory vote required by Rule 14a-21(c) under the 1934 Act, and if such meeting is an annual meeting of the shareholders, any customary annual shareholder meeting matters) that Shyft shall propose be voted on by its shareholders at the Shyft Shareholder Meeting. Subject to Section 6.02, Shyft shall use its reasonable best efforts to obtain the Shyft Shareholder Approval and to comply with all legal requirements applicable to the Shyft Shareholder Meeting. Shyft agrees to provide Aebi Schmidt with reasonably detailed periodic updates concerning proxy solicitation results following the dissemination of the definitive Proxy Statement and the Registration Statement upon Aebi Schmidt’s reasonable request.
(f) If at any time prior to the Effective Time, any Party becomes aware that any information contained in the Proxy Statement or the Registration Statement should, in the reasonable judgments of such Party be set forth in an amendment, or supplement, to the Proxy Statement or the Registration Statement, as applicable, so that the Proxy Statement and the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, then (i) such Party shall as promptly as reasonably practicable inform the other Parties, and (ii) Shyft, on the one hand, and Aebi Schmidt, on the other hand, shall reasonably cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Proxy Statement and the Registration Statement. The Parties shall use reasonable best efforts to cause the Proxy Statement or the Registration Statement, as so amended or supplemented, to be filed with the SEC, to the extent required by Applicable Law, and Shyft shall cause such Proxy Statement to be disseminated to Shyft’s shareholders, in each case pursuant to Applicable Law and subject to the terms and conditions of this Agreement and the Shyft Organizational Documents.

(g) Notwithstanding anything herein to the contrary (including Section 3.08 or Section 4.09), each Party makes no representation or warranty with respect to any information provided by or required to be provided by each other Party, and/or by their auditors, legal counsel, financial advisors, consultants, advisors or other Representatives specifically for use in the Proxy Statement and the Registration Statement.
Section 7.04 Nasdaq Listing.
(a) The Parties shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shyft Common Stock from Nasdaq and the deregistration of the Shyft Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
(b) The Parties shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of Nasdaq and the SEC to enable the listing of the Aebi Schmidt Common Stock being issued pursuant to Section 2.03 on Nasdaq no later than the Effective Time, subject to official notice of issuance. In furtherance and not in limitation of the foregoing, the Parties shall provide the information required for an initial listing application pursuant to Nasdaq Rule 5200 and shall cooperate with each other in the preparation of such application and obtaining such listing.
Section 7.05 Employee Matters.
(a) During the period commencing at the Effective Time and ending on the first (1st) anniversary of the Closing Date, each individual who is employed by Shyft or one of its Subsidiaries as of immediately after to the Effective Time (other than employees whose terms and conditions of employment are governed by a Collective Bargaining Agreement) to the extent they remain employed by the Surviving Corporation, its Subsidiaries or their respective Affiliates (the “Shyft Continuing Employees”) shall receive from Aebi Schmidt, the Surviving Corporation or an Affiliate thereof (i) a base salary or hourly wage rate that is no less than the base salary or hourly wage rate provided to such employee by the Shyft or any of its Subsidiaries as of immediately prior to the Effective Time, (ii) a target annual cash incentive opportunity that is not less favorable than the target annual cash incentive opportunities provided by Shyft or any of its Subsidiaries to such employee immediately prior to the Effective Time, (iii) target equity-based incentive compensation opportunities that are no less favorable in the aggregate than the target equity-based incentive compensation opportunities provided by Shyft or any of its Subsidiaries to such employee immediately prior to the Effective Time, and (iv) employee benefits that are no less favorable in the aggregate than the employee benefits provided by Shyft and any of its Subsidiaries to such employee as of immediately prior to the Effective Time.
(b) As of the Effective Time, the Surviving Corporation shall, or shall cause its Affiliates to, use commercially reasonable efforts to (i) waive all limitations as to any pre-existing condition or waiting periods with respect to participation and coverage requirements applicable to each Shyft Continuing Employee under any welfare plans maintained by the Surviving Corporation or any of its Affiliates that such employees may be eligible to participate in after the Effective Time and to the same extent that such pre-existing condition, waiting period or similar limitation was satisfied or waived under the corresponding Shyft Employee Plan prior to the Closing Date, and (ii) credit, or cause to be credited to Shyft Continuing Employees, amounts paid by any Shyft Continuing Employee for any copayments, deductibles, offsets, or similar payments made under any Shyft Employee Plan during the plan year which includes the Closing Date for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable welfare plans of the Surviving Corporation, or any of its Affiliates, to the same extent credit was provided in respect of such copayments, deductibles, offsets and similar payments under the corresponding Shyft Employee Plan prior to the Closing. In addition, as of the Effective Time, the Surviving Corporation shall, or shall cause its Affiliates to, give Shyft Continuing Employees full credit for all purposes (including for purposes of eligibility, vesting, level of benefits and benefit accrual) any “employee benefit plans” (as defined in Section 3(3) of ERISA) maintained by the Surviving Corporation or any of its Affiliates in which such employees may be eligible to participate after the Effective Time for such Shyft Continuing Employees’ service with Shyft or any Affiliate of Shyft (or any predecessor thereof) to the same extent that such service was credited for purposes of any comparable Shyft Employee Plan immediately prior to the Effective Time, provided that, in no event shall service prior to the Effective Time be required to be taken into account if such service credit would result in the duplication of benefits.

(c) No provision of this Section 7.05 shall be construed as a limitation on the right of Shyft, or any Subsidiary or Affiliate of Shyft (including, after the Closing, the Surviving Corporation or any of its Subsidiaries or Affiliates), to (i) amend, modify or terminate any Aebi Schmidt Benefit Plan or any other compensation or benefit plan or arrangement for any purpose including those maintained by Shyft or any of its Affiliates, nor shall any provision of this Section 7.05 be construed to require the continuation of the employment of any particular Shyft Continuing Employee. The provisions of this Section 7.05 are solely for the benefit of the Parties, and no current or former director, officer, employee or independent contractor or any other Person shall be a third-party beneficiary of this Section 7.05, and nothing herein shall be construed as amendment to any Aebi Schmidt Benefit Plan or employee benefit plan of Shyft or any of its Subsidiaries (including, after the Closing, the Surviving Corporation or any of its Subsidiaries or Affiliates) or other compensation or benefit plan or arrangement for any purpose.
Section 7.06 Certain Tax Matters.
(a) Aebi Schmidt shall use reasonable best efforts to obtain, and Shyft shall use reasonable best efforts in supporting Aebi Schmidt to obtain, confirmation of the Swiss Tax Rulings by the competent Swiss Tax Authorities as soon as practicable following the date of this Agreement (and, with respect to the Required Swiss Tax Ruling, to the extent reasonably possible, prior to the date the Proxy Statement or the Form S-4, as applicable, shall have been declared effective by the SEC). Aebi Schmidt shall promptly provide Shyft with all information and documents necessary in connection with obtaining the Swiss Tax Rulings and in furtherance thereof shall promptly inform Shyft of any developments which may affect the ruling process. The Parties shall cooperate in obtaining the Swiss Tax Rulings and shall take the other Party's reasonable comments into account.
(b) Prior to the Effective Time, none of Aebi Schmidt, any Subsidiary of Aebi Schmidt, Shyft, or any Subsidiary of Shyft shall take or cause to be taken, or fail to take or cause to be taken, any action, which action or failure to act could reasonably be expected to (i) prevent the Merger from qualifying for the Intended US Tax Treatment or (ii) cause Aebi Schmidt to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions, in all cases excluding any failure to act where the action would be prohibited by this Agreement (without an amendment, disregarding Section 7.06(c) for this purpose)). Except as otherwise required by applicable Law, the Parties shall, and shall cause their affiliates to, treat, for U.S. federal income tax purposes, (A) the Transactions consistently with the Intended US Tax Treatment and (B) Aebi Schmidt as a foreign corporation for U.S. federal income tax purposes. No Party shall, or shall permit its affiliates to, take any position for Tax purposes inconsistent therewith, except to the extent otherwise required by applicable Law. Each Party agrees that this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Notwithstanding any provision in this Agreement to the contrary, none of Aebi Schmidt, any Subsidiary of Aebi Schmidt, Shyft, any Subsidiary of Shyft, Holdco or the Surviving Corporation shall have any liability or obligation to any holder of Shyft Securities or Aebi Schmidt Securities should the Merger fail to qualify for the Intended US Tax Treatment or should Aebi Schmidt be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code or the Treasury Regulations promulgated thereunder.
(c) Each Party shall promptly notify the other Party in writing if, before the Effective Time, such Party knows or has reason to believe that (i) the Merger may not qualify for the Intended US Tax Treatment or (ii) Aebi Schmidt may be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case as a result of the Transactions. If, due to any change in applicable Law prior to the Effective Time, Aebi Schmidt would be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions, the Parties shall work together in good faith to change the method or structure of effecting the combination of Shyft and Aebi Schmidt (including the provisions of ARTICLE I and ARTICLE II) as necessary to prevent such result while preserving the relative economics of the Parties, the Aebi Schmidt shareholders and the Shyft shareholders in all material respects. The Parties agree to reflect any such agreed-upon change in an appropriate amendment to this Agreement executed by the Parties in accordance with Section 10.13.
(d) Each Party shall reasonably cooperate with the other Party and shall provide any information as shall be reasonably requested by such other Party in connection with such other Party obtaining an opinion from its tax advisors in connection with the transactions, including (i) with respect to the Intended US Tax Treatment and/or

(ii) that Aebi Schmidt will not be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874 of the Code and the Treasury Regulations promulgated thereunder, in each case, as a result of the Transactions. Without limiting the foregoing, each of Shyft, on the one hand, and Aebi Schmidt, on the other hand, shall use its reasonable best efforts to cause its officers to execute and deliver to PricewaterhouseCoopers AG and Davis Polk & Wardwell LLP tax representation letters substantially in the form attached hereto as Exhibit G-1 and Exhibit G-2, respectively, at such time or times as such advisor shall reasonably request, including (i) on the date the Proxy Statement or the Form S-4, as applicable, shall have been declared effective by the SEC, (ii) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of the Proxy Statement or the Form S-4, (iii) at the Closing and (iv) on such other dates as determined reasonably necessary or appropriate by such advisor.
(e) After the Closing, Aebi Schmidt and Shyft (i) shall, and shall cause the Surviving Corporation to, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and (ii) with respect to each “five-percent transferee shareholder” of Aebi Schmidt within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) that informs Aebi Schmidt that it intends to enter into, or has entered into, a gain recognition agreement with the IRS under Treasury Regulations Section 1.367(a)-8 with respect to any of the Transactions, shall use commercially reasonable efforts to make arrangements with such shareholder that are intended to reasonably ensure that such shareholder will be informed of any events that may affect such gain recognition agreement, including triggering events or other gain recognition events under Treasury Regulations Section 1.367(a)-8.
(f) Without limiting Section 2.03(e), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by Aebi Schmidt and expressly shall not be a liability of the holders of Aebi Schmidt Common Stock or Shyft Common Stock. Aebi Schmidt shall, at its own expense, timely file or cause to be timely filed any Tax Return or other document with respect to such Taxes or fees. In the event that the Merger is not consummated, each Party shall itself be responsible for any such Taxes and fee incurred unless explicitly agreed otherwise herein.
(g) Aebi Schmidt and Holdco shall cause Holdco to be an entity that is disregarded from Aebi Schmidt for U.S. federal income tax purposes from the time of Holdco’s formation until after the completion of the transactions described in Section 2.03.
Section 7.07 Public Announcements.
(a) The initial press release concerning this Agreement, the Ancillary Agreements and the Transactions shall be a joint press release to be agreed upon by Aebi Schmidt and Shyft. Following such initial press release, Shyft and Aebi Schmidt shall consult with each other before issuing or making, and shall mutually agree upon the content and timing of, any additional press release, press conference, conference call or meeting with investors or analysts, or any other communication with respect to this Agreement or the Transactions, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, the party proposing to issue such press release or make such public announcement shall, to the extent reasonably permissible under such Applicable Law or listing agreement and reasonably practicable under the circumstances, consult in good faith with the other party before issuing any such press release or making any such public announcement).
(b) The restrictions set forth in this Section 7.07 shall not apply to any release or public statement (i) made or proposed to be made by Shyft in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02 or (ii) in connection with any dispute between the Parties regarding this Agreement, any Ancillary Agreement or the Transactions. Furthermore, for the avoidance of doubt, this Section 7.07 shall not apply to any release or public statement made or proposed made by either Party in the ordinary course of business and which does not relate to this Agreement or the Transactions.
Section 7.08 Notices of Certain Events. Each of the Parties shall promptly advise the other Parties of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (b) subject to Applicable Law, any notice or other communication from any Governmental Authority in connection with the Transactions (other than such communications contemplated in Section 7.01, which shall be governed by such Section); (c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Aebi Schmidt or any of its Subsidiaries, or Shyft or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the

Transactions; (d) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect, in the case of Aebi Schmidt, or a Shyft Material Adverse Effect, in the case of Shyft; or (e) any change, event or fact that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided that no such notification shall affect the representations, warranties or covenants of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 7.08 shall not constitute the failure of any condition set forth in ARTICLE VIII to be satisfied unless the underlying change, event or fact would independently result in the failure of a condition set forth in ARTICLE VIII to be satisfied.
Section 7.09 Section 16(a) Matters. Prior to the Effective Time, Aebi Schmidt and Shyft shall each take such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act necessary or appropriate any dispositions of shares of Shyft Common Stock (or conversion of any derivative securities in respect of such shares of Shyft Common Stock) that are treated as dispositions under such rule and any acquisition of Aebi Schmidt Common Stock (or any derivative securities in respect of Aebi Schmidt Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Shyft immediately prior will become subject to such reporting requirements with respect to Aebi Schmidt, in connection with the consummation of the Transactions to the Effective Time.
Section 7.10 Filing of Form S-8; Listing of Additional Shares. As soon as practicable following the Effective Time, Aebi Schmidt shall file a registration statement on Form S-8 (or any successor form) if available with respect to the shares of Aebi Schmidt Common Stock issuable with respect to the Aebi Schmidt RSUs issuable pursuant to Section 2.05, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Aebi Schmidt RSUs issued pursuant to Section 2.05 remain outstanding. Aebi Schmidt shall at times ensure that there will remain a sufficient number of unissued shares of Aebi Schmidt Common Stock to meet its share issuance obligations in connection with the Aebi Schmidt RSUs. Each Party shall take all action reasonably necessary to cause shares of Aebi Schmidt Common Stock to be issuable upon the settlement of the Aebi Schmidt RSUs, to be approved for listing on Nasdaq at or prior to the Effective Time.
Section 7.11 Transaction Litigation. Each of Aebi Schmidt and Shyft shall promptly notify the other in writing of any stockholder or shareholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims and books and records requests) commenced against it and/or its respective directors or officers relating to this Agreement, any Ancillary Agreement or any of the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other Party reasonably informed on a prompt basis regarding any Transaction Litigation. Each of Aebi Schmidt and Shyft shall (i) cooperate with the other in the defense or settlement of any Transaction Litigation, (ii) give the other Party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation, and (iii) give the other Party’s advice due consideration with respect to such Transaction Litigation. Prior to the Closing, none of Shyft, Aebi Schmidt nor any of their respective Subsidiaries shall cease to defend, consent to the entry of any judgement, settle or offer to settle any Transaction Litigation without the prior written consent of, in the case of Shyft and its Subsidiaries, Aebi Schmidt, and, in the case of Aebi Schmidt and its Subsidiaries, Shyft (in each case, which consent shall not be unreasonably withheld, conditioned or delayed).
Section 7.12 Takeover Statutes. Each of Shyft, Aebi Schmidt, Holdco and Merger Sub shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar Applicable Law that purports to limit or restrict business combinations or the ability to acquire or vote shares of Aebi Schmidt Common Stock or Shyft Common Stock (as applicable), or any similar provision of the Aebi Schmidt Organizational Documents or the Shyft Organizational Documents is or becomes applicable to this Agreement, the Merger or any of the other Transactions, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to this Agreement, the Merger or any other Transactions, cooperate and grant such approvals and take such actions as are reasonably necessary so that this Agreement, the Merger or the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of such statute or regulation on the Transactions.
Section 7.13 Director and Officer Liability.
(a) For a period of six years from the Effective Time, Aebi Schmidt shall, and shall cause the Surviving Corporation to (i) indemnify and hold harmless and shall advance expenses as incurred, in each case to the same extent (subject to Applicable Law) such Persons are indemnified as of the date of this Agreement by Aebi Schmidt or Shyft, as applicable, pursuant to the Aebi Schmidt Organizational Documents, the Shyft Organizational Documents, the governing or organizational documents of any Subsidiary of Aebi Schmidt or of Shyft and any indemnification agreements in existence as of the date hereof, each present and former director or officer of Aebi Schmidt, Shyft and their respective Subsidiaries (in each case, when acting in such capacity or in connection with their service as an officer, director or other fiduciary of any other Person if such service was at the request or for the benefit of Aebi Schmidt, Shyft or any of their respective Subsidiaries) (collectively, the “D&O Indemnified Parties”) against losses, damages, liabilities, costs, expenses (including attorneys’ fees, costs and expenses), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) incurred in connection with any threatened or actual Proceeding, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising out of the fact that such Person is or was a director or officer of Aebi Schmidt, Shyft or any of their Subsidiaries or pertaining to matters existing or occurring at or prior to the Closing, including the Transactions; provided that in the case of advancement of expenses, any D&O Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification; and (ii) use reasonable best efforts to cooperate in the defense of any such matter until it is determined that such D&O Indemnified Party is not eligible for indemnification.
(b) At or prior to the Effective Time, Shyft and Aebi Schmidt shall obtain and fully pay the premium for the non-cancellable extension of their respective directors’ and officers’ liability insurance maintained by Shyft and Aebi Schmidt, respectively, as of the date hereof (the “D&O Tail”), which shall (i) be for a claims reporting or discovery period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from Shyft’s and Aebi Schmidt’s respective insurance carrier as of the date hereof with respect to such coverage or a substantially comparable insurance carrier with the same or better credit rating, and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Shyft’s and Aebi Schmidt’s respective existing policies; provided that in no event shall Shyft or Aebi Schmidt expend for the D&O Tail pursuant to this sentence an amount in excess of 300% of the aggregate annual premium paid by Shyft or Aebi Schmidt, respectively, in its last full fiscal year for their respective existing policies; and provided, further, that if the aggregate premiums of the D&O Tail coverage exceeds such amount, Aebi Schmidt shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
(c) The provisions of this Section 7.13 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives. If Shyft, the Surviving Corporation, Aebi Schmidt or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other Person or engages in any similar transaction, then in each such case, Shyft, the Surviving Corporation and/or Aebi Schmidt, as applicable, will cause proper provision to be made so that the successors and assigns of Shyft, the Surviving Corporation and/or Aebi Schmidt, as applicable, will expressly assume the obligations set forth in this Section 7.13.
(d) The Parties acknowledge and agree that from and after the Effective Time, the governing documents of Aebi Schmidt, the Surviving Corporation and their respective Subsidiaries shall contain provisions with respect to indemnification, exculpation from liability and advancement of expenses that are at least as favorable to the intended beneficiaries of such provisions as those provisions that are set forth in the governing documents of Shyft and its Subsidiaries, as applicable, on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years following the Effective Time in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party except to the extent that such modification is required by Applicable Law. For a period of six years from the Effective Time, Aebi Schmidt shall, and shall cause the Surviving Corporation and their respective Subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with any D&O Indemnified Party, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any D&O Indemnified Party thereunder (excepted as otherwise expressly permitted thereunder).
(e) The rights of each D&O Indemnified Party under this Section 7.13 shall be in addition to any rights such Person may have under the articles or certificate of incorporation or bylaws of Shyft, Aebi Schmidt or any of their respective Subsidiaries, under the MCL, or any other Applicable Law or under any agreement of any D&O

Indemnified Party with Shyft or its Subsidiaries. This Section 7.13 is intended to benefit each D&O Indemnified Party (and his or her respective heirs, successors and assigns), each of whom is an intended third party beneficiary hereof and may enforce the provisions of this Section 7.13 (whether or not he or she is a party to this Agreement).
Section 7.14 Governing Documents.
(a) The Parties will take all such actions necessary such that, at the Effective Time:
(i) The total number of issued and outstanding shares of Aebi Schmidt Common Stock shall be a number of approximately 77,599,384.
(ii) The Board of Directors of Aebi Schmidt will consist of the eleven directors set forth in Section 7.14(a)(i) of the Aebi Schmidt Disclosure Schedules, at least a majority of whom shall qualify as “independent” pursuant to the listing and corporate governance rules and regulations of Nasdaq.
(iii) The Chairperson of the Board of Directors of Aebi Schmidt shall be the individual set forth in Section 7.14(a)(iii) of the Aebi Schmidt Disclosure Schedules.
(iv) The Articles of Association of Aebi Schmidt shall, as of immediately prior to the Effective Time and until amended after the Effective Time in accordance with their terms, be as set forth on Exhibit E (the “Amended Articles”).
(v) Aebi Schmidt shall adopt a charter for the Governance and Sustainability Committee of the Board of Directors of Aebi Schmidt substantially in the form attached hereto as Exhibit F.
Section 7.15 Aebi Schmidt Final Stockholder Approval. Within 60 days after the date of this Agreement, Aebi Schmidt shall hold an extraordinary general meeting of the shareholders of Aebi Schmidt in the presence of a notary, to the extent required, at which the shareholders of Aebi Schmidt will approve the Transactions and the Debt Financing, including by approving (i) the share combination and share split (ratio 2:15) and the ordinary capital increase by issuing the a number of shares of Aebi Schmidt Common Stock necessary such that the total number of issued and outstanding shares of Aebi Schmidt Common Stock as of immediately following the Effective Time of approximately 77,599,384, it being understood that Aebi Schmidt may use treasury shares to round up any fractions resulting from the share combination and share split, (ii) the currency conversion to USD as well as a capital decrease to round down the nominal value of Aebi Schmidt Common Stock to USD1.00, (iii) the adoption of Amended Articles to consummate the Transactions, and (iv) any matters contemplated by the Support Agreement (the “Aebi Schmidt Final Stockholder Approval”), and Aebi Schmidt shall take the necessary steps to adopt and implement these resolutions. Should the resolution for an ordinary capital increase or any other resolution lapse before Closing, Aebi Schmidt shall take the necessary steps to ensure that the Aebi Schmidt Final Stockholder Approval is in full effect at the Closing.
Section 7.16 Holdco Consent. Immediately after the execution and delivery of this Agreement, the sole member of Holdco shall execute and deliver to Shyft the Holdco Consent.
Section 7.17 Merger Sub Consent. Immediately after the execution and delivery of this Agreement, Holdco, in its capacity as the sole shareholder of Merger Sub, shall execute and deliver to Shyft the Merger Sub Consent.
Section 7.18 Financing Cooperation.
(a) Pursuant to, and subject to the terms and conditions of, the Commitment Papers, the Lenders have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in the Commitment Papers. During the period from the date of this Agreement to the Effective Time (or, if earlier, the date that Shyft delivers an Alternative Financing Election Notice), Shyft shall use its reasonable best efforts to provide necessary, customary, proper, and advisable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Aebi Schmidt.
(b) Notwithstanding the foregoing, nothing in this Section 7.18 shall require Shyft or any of its Subsidiaries to:
(i) take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in ARTICLE VIII to fail to be satisfied by the Effective Time or otherwise result in a breach of this Agreement by Shyft;

(ii) take any action in respect of the Debt Financing that would conflict with or violate Shyft’s or any if its Subsidiary’s organizational documents or any Applicable Law, or result in the contravention of, or violation of breach of, or default under, any contract to which Shyft or any of its subsidiaries is a party;
(iii) take any action to the extent such action would (A) interfere with the business or operations of Shyft or its Subsidiaries or (B) cause significant competitive harm to Shyft or its Subsidiaries if the Transactions are not consummated;
(iv) execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing (except notices of prepayment or borrowing notices) or take any corporation action that is not contingent on, or that would be effective prior to, the occurrence of the Closing;
(v) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date;
(vi) issue any bank information memoranda, lender presentations, or similar documents;
(vii) provide access to or disclose information where Shyft determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any Applicable Law or Contract (but shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Applicable Law or Contract);
(viii) subject any of Shyft’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability;
(ix) cause the directors and managers of Shyft or its Subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless Aebi Schmidt shall have determined that such directors and managers are to remain as directors and managers of Shyft or its Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing;
(x) waive or amend any terms of this Agreement or any other Contract to which Shyft or its Subsidiaries is party; or
(xi) take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Commitment Papers, the definitive documents related to the Debt Financing, the Debt Financing or any information utilized in connection therewith (in each case except following the Closing).
(c) Shyft and its Subsidiaries and Affiliates and their respective Representatives shall be deemed to have complied with this Section 7.18 for all purposes of this Agreement, unless and only to the extent the Debt Financing has not been obtained as a result of Shyft’s Willful Breach of its obligations under this Section 7.18 and if Aebi Schmidt has given Shyft written notice of its breach of its obligations under this Section 7.18 and a reasonable opportunity to cure prior to Closing. The Parties acknowledge that this Section 7.18 represents the sole obligation of Shyft and its Subsidiaries and Affiliates and their respective Representatives with respect to cooperation in connection with the Debt Financing and no other provision of the Agreement (including any exhibits and schedules) shall be deemed to expand or modify such obligations in any respect.
(d) Aebi Schmidt shall promptly, upon request by Shyft, reimburse Shyft for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Shyft or any of its Subsidiaries in connection with the cooperation of Shyft and its Subsidiaries contemplated by this Section 7.18 and shall indemnify and hold harmless Shyft, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from the bad faith or willful misconduct of Shyft, any of its Subsidiaries or their respective Representatives or Affiliates, and the foregoing obligations shall survive termination of this Agreement.
Section 7.19 Name and Ticker. From the date hereof until the Closing, Shyft and Aebi Schmidt shall (i) cooperate in good faith to agree on a new name and ticker symbol for Aebi Schmidt, and (ii) use their reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of Nasdaq and the SEC such that, effective as of the Closing or as soon as reasonably practicable thereafter, Aebi Schmidt’s name and ticker symbol are changed to the name and ticker symbol mutually agreed by Shyft and Aebi Schmidt.
Section 7.20 NGC Charter and Lock-ups.
(a) From the date hereof until the Closing, Shyft shall use reasonable best efforts to amend the charter of its Governance and Sustainability Committee to provide for the trading restrictions on shares of Shyft Common Stock, as specified in Section 7.20 of the Shyft Disclosure Schedules, by members of the Board of Directors of Shyft and specified senior officers of Shyft.
(b) From the date of this Agreement, Shyft shall (i) keep in force, apply and enforce, and shall not amend, alter or waive (generally or on a case-by-case-basis), Shyft’s share ownership guidelines that are in force at the date of this Agreement (the “Shyft Share Ownership Guidelines”), and (ii) use its reasonable best efforts to cause all members of the Board of Directors of Shyft and certain senior officers of Shyft, as specified in Section 7.20 of the Shyft Disclosure Schedules, to enter into lock-up agreements with Aebi Schmidt with respect to their Aebi Schmidt Common Stock promptly after the date of this Agreement containing trading restrictions (A) with respect to Persons other than Shyft’s current Chief Executive Officer, for a period of at least 12 months after the Closing, and (B) with respect to Shyft’s current Chief Executive Officer, (y) for a period of 12 months after the Closing, and (z) for a period thereafter as long as he is bound by an advisory arrangement with Aebi Schmidt on terms substantially the same as those currently set forth in the Shyft Share Ownership Guidelines. Furthermore, the Parties shall cause that the election of any existing member of the Board of Directors of Shyft to the Board of Directors of Aebi Schmidt with effect as of the Closing pursuant to Section 7.14, shall only be conducted if such member has executed such a lock-up agreement prior to such election.
Section 7.21 Aebi Schmidt Stock Plan. Without limiting Aebi Schmidt’s obligations under Section 5.01, including Section 5.01(b)(iii), from the date hereof until the Closing, Aebi Schmidt shall use reasonable best efforts to minimize the exercise of any repurchase and resale rights under the Aebi Schmidt Stock Plan from the date hereof until the Aebi Schmidt Stock Plan terminates in accordance with Section 2.06.
ARTICLE VIII

Conditions Precedent
Section 8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Transactions, including the Merger, shall be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by each of the Parties, at or prior to the Closing, of the following conditions:
(a)  Shyft Shareholder Approval. The Shyft Shareholder Approval shall have been obtained.
(b)  Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any agreement with a Governmental Authority not to consummate the Merger shall have expired or been terminated, (ii) CFIUS Clearance shall have been obtained, and (iii) all required consents, approvals, non-disapprovals and other authorizations of any Governmental Authority pursuant to the filings set forth in Section 8.01(b) of the Aebi Schmidt Disclosure Schedule shall have been obtained (all such consents, approvals, non-disapprovals, authorizations, and the lapse of waiting periods, including under the HSR Act, of such jurisdictions, being the “Requisite Regulatory Approvals”).
(c)  Absence of Orders. No Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger or any of the other Transactions shall be in effect, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction or otherwise be in effect that prohibits or makes illegal consummation of the Merger or any of the other Transactions.
(d)  Nasdaq Listing. All shares of Aebi Schmidt Common Stock to be issued pursuant to Section 2.03 shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(e) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the 1933 Act and shall not be the subject of any stop order or Proceeding seeking a stop order.
(f)  Aebi Schmidt Final Stockholder Approval. The Aebi Schmidt Final Stockholder Approval shall have been obtained.

(g)  Swiss Tax Ruling. The Required Swiss Tax Ruling has been confirmed in all material aspects and without material reservations (Vorbehalte) by the Swiss Federal Tax Administration.
Section 8.02  Conditions to Obligation of Aebi Schmidt. The obligation of Aebi Schmidt, Holdco, and Merger Sub to effect the Transactions, including the Merger, shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by Aebi Schmidt, at or prior to the Closing, of the following conditions:
(a) Accuracy of Representations of Shyft:
(i) Each of the representations and warranties of Shyft contained in the first two sentences of Section 4.05(a) (Capitalization), Section 4.05(b) (Capitalization) and Section 4.10(ii) (Absence of Certain Changes) shall be true and correct in all respects (subject to only de minimis exceptions in the case of Section 4.05(a) and Section 4.05(b) (Capitalization)) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects (subject to only de minimis exceptions in the case of Section 4.05(a) and Section 4.05(b) (Capitalization)) as of such specific date);
(ii) Each of the representations and warranties of Shyft contained in Section 4.01(a) (Corporate Existence and Power), Section 4.02(a) and Section 4.02(b) (Corporate Authorization), Section 4.04(a) (Non-Contravention), Section 4.05 (Capitalization) (other than Section 4.05(a) and Section 4.05(b)), and Section 4.26 (Finders’ Fees) (disregarding all qualifications and exceptions contained therein regarding “materiality,” “Shyft Material Adverse Event” or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects as of such specific date); and
(iii) Each of the representations and warranties of Shyft contained in this Agreement other than those specified in Section 8.02(a)(i) and Section 8.02(a)(ii) (disregarding all qualifications and exceptions contained therein regarding “materiality,” “Shyft Material Adverse Effect” or any similar standard or qualification), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Shyft Material Adverse Effect.
(b)  Performance of Obligations of Shyft. Shyft shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed or complied with by them under this Agreement at or prior to the Closing.
(c)  Certificate. Aebi Schmidt shall have received a certificate signed on behalf of Shyft by an executive officer of Shyft to the effect that the conditions set forth in Section 8.02(a) (Accuracy of Representations of Shyft), and Section 8.02(b) (Performance of Obligations of Shyft) have been satisfied.
(d)  Shyft Material Adverse Event. Since the date of this Agreement, there shall not have been any Shyft Material Adverse Effect or any event, circumstance, development, occurrence, change or effect that would, individually or in the aggregate, reasonably be expected to have a Shyft Material Adverse Effect.
Section 8.03  Conditions to Obligation of Shyft. The obligation of Shyft to effect the Merger shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by Shyft, at or prior to the Closing, of the following conditions:
(a)  Accuracy of Representations of Aebi Schmidt:
(i) Each of the representations and warranties of Aebi Schmidt contained in Section 3.05(a) (Capitalization) and Section 3.09(b) (Absence of Certain Changes) shall be true and correct in all respects (subject to only de minimis exceptions in the case of Section 3.05(a) (Capitalization)) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects (subject to only de minimis exceptions in the case of Section 3.05(a) (Capitalization)) as of such specific date);

(ii) Each of the representations and warranties of Aebi Schmidt contained in the first and fourth sentence of Section 3.01(a) (Corporate Existence and Power), Section 3.02(a) and Section 3.02(b) (Corporate Authorization), Section 3.04(a) (Non-Contravention), Section 3.05 (Capitalization) (other than Section 3.05(a)), and Section 3.24 (Finders’ Fees) (disregarding all qualifications and exceptions contained therein regarding “materiality,” “Aebi Schmidt Material Adverse Effect” or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects as of such specific date); and
(iii) Each of the representations and warranties of Aebi Schmidt contained in this Agreement other than those specified in Section 8.03(a)(i) and Section 8.03(a)(ii) (disregarding all qualifications and exceptions contained therein regarding “materiality,” “Aebi Schmidt Material Adverse Effect” or any similar standard or qualification), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Aebi Schmidt Material Adverse Effect.
(b)  Performance of Obligations of Aebi Schmidt. Each of Aebi Schmidt, Holdco, and Merger Sub shall have performed in all material respects their respective obligations, and complied in all material respects with all agreements and covenants, required to be performed or complied with by it under this Agreement at or prior to the Closing.
(c)  Certificate. Shyft shall have received a certificate signed on behalf of Aebi Schmidt by an executive officer of Aebi Schmidt to the effect that the conditions set forth in Section 8.03(a) (Accuracy of Representations of Aebi Schmidt), and Section 8.03(b) (Performance of Obligations of Aebi Schmidt), have been satisfied.
(d) Debt Financing. The Debt Financing or the Alternative Financing, as the case may be, shall have been obtained and, substantially concurrently with the Closing, consummated.
(e) Aebi Schmidt Material Adverse Event. Since the date of this Agreement, there shall not have been any Aebi Schmidt Material Adverse Effect or any event, circumstance, development, occurrence, change or effect that would, individually or in the aggregate, reasonably be expected to have a Aebi Schmidt Material Adverse Effect.
ARTICLE IX

Termination and Amendment
Section 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time (except as otherwise expressly provided below, whether before or after receipt of the Shyft Shareholder Approval or the effectiveness of the Aebi Schmidt Final Stockholder Approval, the Holdco Consent or the Merger Sub Consent), by action taken or authorized by the board of directors of the terminating Party or Parties:
(a) by mutual written agreement of Aebi Schmidt and Shyft;
(b) by either Aebi Schmidt or Shyft, if:
(i) any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the Merger or the Closing; provided that, the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the issuance of such Order;
(ii) the Shyft Shareholder Approval shall not have been obtained at a Shyft Shareholder Meeting (or any adjournment or postponement thereof at which the vote was taken on the Transactions);
(iii) the Aebi Schmidt Final Stockholder Approval shall not have been obtained;
(iv) the Required Swiss Tax Ruling shall not have been confirmed in all material aspects and without material reservations (Vorbehalte) by the Swiss Federal Tax Administration; or
(v) the Merger shall not have been consummated on or before 5:00 p.m., New York time, on the date that is nine months after the date of this Agreement (as such date may be extended pursuant to the following proviso, the “End Date”); provided that, if on the End Date, one or more of the conditions to the Closing set forth in

(A) Section 8.01(b) (Requisite Regulatory Approvals) or (B) Section 8.01(c) (Absence of Orders) (if, in the case of this subclause (B), the Order or Applicable Law relates to a Requisite Regulatory Approval) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived on such date) or waived, then the End Date shall be extended for an additional three months if either Aebi Schmidt or Shyft notifies the other Party in writing on or prior to 5:00 p.m., New York time on the date that is nine months after the date of this Agreement of its election to so extend the End Date; provided, further, that the right to terminate this Agreement or extend the End Date pursuant to this Section 9.01(b)(v) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Merger to be consummated on or before such time;
(c) by Aebi Schmidt, if:
(i) a Shyft Adverse Recommendation Change shall have been made at any time prior to the Shyft Shareholder Approval; or
(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Shyft set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Shyft) or Section 8.02(b) (Performance of Obligations of Shyft) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the thirty-(30)-day period referenced in the following clause (B)) by the End Date or (B) has not been cured by Shyft, within thirty (30) days following written notice to Shyft from Aebi Schmidt of such breach or failure to perform stating Aebi Schmidt’s intention to terminate this Agreement pursuant to this Section 9.01(c)(ii); provided that, Aebi Schmidt may terminate this Agreement under this Section 9.01(c)(ii) only so long as Aebi Schmidt, Holdco and Merger Sub are not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Aebi Schmidt, Holdco and Merger Sub would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of Aebi Schmidt) or Section 8.03(b) (Performance of Obligations of Aebi Schmidt) not to be satisfied; or
(d) by Shyft, if:
(i) breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aebi Schmidt, Holdco or Merger Sub, as applicable, set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of Aebi Schmidt) or Section 8.03(b) (Performance of Obligations of Aebi Schmidt) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the thirty-(30)-day period referenced in the following clause (B)) by the End Date or (B) has not been cured by Aebi Schmidt, Holdco or Merger Sub, as applicable, within thirty (30) days following written notice to Aebi Schmidt from Shyft of such breach or failure to perform stating Shyft’s intention to terminate this Agreement pursuant to this Section 9.01(d)(i); provided that, Shyft may terminate this Agreement under this Section 9.01(d)(i) only so long as Shyft is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Shyft would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Shyft) or Section 8.02(b) (Performance of Obligations of Shyft) not to be satisfied;
(ii) (A) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing (assuming the satisfaction of those conditions at such time if Closing were to occur at such time) and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Aebi Schmidt of this Agreement), (B) Shyft has given written notice to Aebi Schmidt that it is ready, willing and able to take the actions within its control to consummate the Closing, and (C) Aebi Schmidt has not obtained the Debt Financing (or Aebi Schmidt and/or Shyft have not obtained Alternative Financing); or
(iii) prior to receipt of the Shyft Shareholder Approval, the Board of Directors of Shyft authorizes Shyft to enter into a definitive agreement with respect to a Shyft Superior Proposal, in accordance with Section 6.02.

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other Party specifying with particularity the reason for such termination, and any valid termination in accordance with Section 9.01 (other than Section 9.01(a)) shall be effective immediately upon delivery of such written notice to the other Party.
Section 9.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any Party (or any officer, director, employee, stockholder, shareholder or Representative of such Party) to the other Parties hereto; provided that, (i) subject to Section 9.03, no such termination shall relieve Shyft, Aebi Schmidt, Holdco or Merger Sub of any liabilities or damages of any kind to the other Party, as the case may be, resulting from fraud or Willful Breach of any representation, warranty, covenant or other agreement contained in this Agreement (which the Parties acknowledge and agree may not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by a Party’s shareholders (including, in the case of the Company, the premium reflected in the Merger Consideration, which was specifically negotiated by the Board of Directors on behalf of Shyft’s shareholders and taking into consideration all other relevant matters, including other combination opportunities and the time value of money), (ii) any payment of the Shyft Termination Fee or the Aebi Schmidt Termination Fee shall not relieve Shyft or Aebi Schmidt, as applicable, from any liability or obligation under Section 10.16, and (iii) any payment of the Aebi Schmidt Termination Fee shall not relieve Aebi Schmidt from any liability or obligation under Section 10.16. The provisions of this Section 9.02, Section 9.03 and ARTICLE X (other than Section 10.12) shall survive any valid termination hereof pursuant to Section 9.01. In addition, the termination of this Agreement shall not affect the Parties’ respective obligations under the Confidentiality Agreement and the Clean Team Agreement, which shall survive in accordance with its terms.
Section 9.03 Termination Fee.
(a)  Shyft Termination Fee. If this Agreement is validly terminated:
(i) by Aebi Schmidt pursuant to Section 9.01(c)(i) (Shyft Adverse Recommendation Change), or by Shyft or Aebi Schmidt pursuant to Section 9.01(b)(ii) (Shyft Shareholder Approval Not Obtained) at a time when this Agreement was terminable by Aebi Schmidt pursuant to Section 9.01(c)(i) (Shyft Adverse Recommendation Change); or
(ii) by Shyft pursuant to Section 9.01(d)(iii) (Shyft Superior Proposal), then, in each case, Shyft shall pay, or cause to be paid, to Aebi Schmidt, in cash, a fee in the amount of $13,664,855 (the “Shyft Termination Fee”). The Shyft Termination Fee shall be paid within two (2) Business Days after the date of termination of this Agreement.
(b) Aebi Schmidt Termination Fee. If this Agreement is validly terminated (i) by Shyft pursuant to Section 9.01(d)(i) (Breach of Representation, Warranty or Covenant) as a result of any breach of Section 5.04 or Section 7.18, (ii) by Shyft pursuant to Section 9.01(d)(ii) (Failure to Close), or (iii) by Aebi Schmidt or Shyft pursuant to Section 9.01(b)(v) (Failure to Close by the End Date) at a time when Shyft had the right to terminate the Agreement pursuant to (x) Section 9.01(d)(i) (Breach of Representation, Warranty or Covenant) as a result of any breach of Section 5.04 or Section 7.18 or (y) Section 9.01(d)(ii) (Failure to Close), in each case, without giving effect to any notice requirement or cure period or right set forth therein, then Aebi Schmidt shall pay, or cause to be paid, to Shyft, in cash, a fee in the amount of $23,913,497 (the “Aebi Schmidt Termination Fee”). The Aebi Schmidt Termination Fee shall be paid within two (2) Business Days after the date of termination of this Agreement (or, in the case of any such termination by Aebi Schmidt as described in clause (iii) of this Section 9.03(b), prior to or concurrently with and as a condition precedent to such termination).
(c) Any payment of the Shyft Termination Fee or the Aebi Schmidt Termination Fee, as the case may be, or the Collection Expenses shall be made by wire transfer of immediately available funds to an account designated in writing by Aebi Schmidt, respectively, Shyft.
(d) The Parties agree and understand that (i) in no event shall Shyft be required to pay, or cause to be paid, the Shyft Termination Fee on more than one occasion in connection with the termination of this Agreement or the Transactions, (ii) in no event shall Aebi Schmidt be entitled, pursuant to this Section 9.03, to receive an amount greater than the Shyft Termination Fee plus any Collection Expenses, (iii) in no event shall Aebi Schmidt be required to pay, or cause to be paid, the Aebi Schmidt Termination Fee on more than one occasion in connection with the termination of this Agreement or the Transactions, (iv) in no event shall Shyft be entitled, pursuant to this Section 9.03, to receive an amount greater than the

Aebi Schmidt Termination Fee plus any Collection Expenses in connection with any failure by Aebi Schmidt to consummate the Closing where required in accordance with this Agreement as a result of any failure to obtain and consummate the Debt Financing or any Alternative Financing. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud, if Aebi Schmidt receives any payments from, or on behalf of, Shyft in respect of any breach of this Agreement and thereafter Aebi Schmidt receives the Shyft Termination Fee pursuant to this Section 9.03, the amount of such Shyft Termination Fee, as applicable, shall be reduced by the aggregate amount of such payments made by, or on behalf of, Shyft in respect of any such breaches. The Parties acknowledge and agree that the agreements contained in this Section 9.03 are an integral part of the Transactions, that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 9.03 do not constitute a penalty. In no event will (x) Aebi Schmidt be entitled to receive both (A) a grant of specific performance which results in the consummation of the Effective Time as contemplated in this Agreement, and (B) payment of the Shyft Termination Fee, or (x) Shyft be entitled to receive both (A) a grant of specific performance which results in the consummation of the Effective Time as contemplated in this Agreement, and (B) payment of the Aebi Schmidt Termination Fee.
(e) If Shyft or Aebi Schmidt, as the case may be, fails to promptly pay any amount due pursuant to this Section 9.03, Shyft or Aebi Schmidt, as applicable, shall also pay any reasonable fees, costs and expenses (including reasonable and documented legal fees, costs and expenses) incurred by Aebi Schmidt or Shyft, respectively, in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Shyft or Aebi Schmidt, as applicable (such fees, costs and expenses, collectively, “Collection Expenses”).
(f) If (i) the Shyft Termination Fee is payable in accordance with Section 9.03, the payment of the Shyft Termination Fee by or on behalf of Shyft shall be Aebi Schmidt’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or Applicable Laws or otherwise) against Shyft or any of its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and, in each case, upon payment of such amount, no such person shall have any further liability or obligation relating to or arising out of this Agreement, the termination hereof or the Transactions, and (ii) the Aebi Schmidt Termination Fee is payable in accordance with Section 9.03, the payment of the Aebi Schmidt Termination Fee by or on behalf of Aebi Schmidt shall be Shyft’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or Applicable Laws or otherwise) against Aebi Schmidt or any of its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and, in each case, upon payment of such amount, no such person shall have any further liability or obligation relating to or arising out of this Agreement, the termination hereof or the Transactions; provided that, nothing herein shall release Aebi Schmidt, Holdco, Merger Sub or Shyft from liability for fraud or Willful Breach.
ARTICLE X

General Provisions
Section 10.01 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any certificate or other writing delivered pursuant hereto shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this ARTICLE X.

Section 10.02 Notice. All notices, requests and other communications to any Party hereunder shall be in writing (including e-mail transmission, so long as a receipt of such e-mail is requested and received) and shall be given:
(a)	if to Shyft, to:

The Shyft Group, Inc.
41280 Bridge St.
Novi, MI 48375
Attention: Josh Sherbin
Email: josh.sherbin@theshyftgroup.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: James Dougherty
E-mail: james.dougherty@davispolk.com
(b)	if to Aebi Schmidt, Holdco or Merger Sub, to:

Aebi Schmidt Holding AG
Leutschenbachstrasse 52
CH-8050 Zuerich
Switzerland
Attention:  Barend Fruithof
       Thomas Schenkirsch
E-mail:   Barend.Fruithof@aebi-schmidt.com
      Thomas.Schenkirsch@aebi-schmidt.com

with a copy (which shall not constitute notice) to:

Wuersch & Gering LLP
100 Wall Street, 10th Floor
New York, New York 10005
Attention:  Daniel A. Wuersch
      Jake Brown
E-mail:   daniel.wuersch@wg-law.com
      jake.brown@wg-law.com

Bär & Karrer AG
Brandschenkestrasse 90
CH-8002 Zurich, Switzerland
Attention:  Rolf Watter
      Urs Kägi
E-mail:   rolf.watter@baerkarrer.ch
      urs.kaegi@baerkarrer.ch
or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon: actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail on a priority basis; on the Business Day immediately following delivery if sent by electronic mail; or on the next Business Day after deposit with an overnight courier providing proof of delivery, if sent by an overnight courier.

Section 10.03 Definitions. As used in this Agreement, the following terms have the following meanings:
“Acceptable Confidentiality Agreement” means any confidentiality agreement that is (a) in effect as of the date of this Agreement, or (b) executed, delivered and effective after the date of this Agreement, that contains substantive terms that are no less restrictive, in the aggregate, to the counterparty than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making, publicly or privately, of a Shyft Acquisition Proposal.
“Aebi Schmidt Acquisition Proposal” means any proposal, offer (including tender or exchange offers) or indication of interest, other than the Transactions, (A) with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, scheme of arrangement or other similar transaction involving Aebi Schmidt or any of its Subsidiaries with respect to assets that, taken together, constitute more than 20% of Aebi Schmidt’s consolidated assets, (B) to acquire in any manner, directly or indirectly, in one or more transactions, more than 20% of the issued and outstanding Aebi Schmidt Common Stock or securities of Aebi Schmidt representing more than 20% of the voting power of Aebi Schmidt or (C) to acquire in any manner (including the acquisition of equity securities in any wholly owned Subsidiary of Aebi Schmidt), directly or indirectly, in one or more transactions, assets or businesses of Aebi Schmidt or its Subsidiaries, representing more than 20% of the consolidated assets of Aebi Schmidt.
“Aebi Schmidt Balance Sheet Date” means October 31, 2024.
“Aebi Schmidt Common Stock” means (i) the current common stock of Aebi Schmidt, par value CHF 10 per share, or (ii) the common stock of Aebi Schmidt, par value $1.00 per share, as of immediately following the Exchange Agent’s contribution of the membership interests of Holdco to Aebi Schmidt and any subsequent entry of a capital increase in the commercial register of Aebi Schmidt, as applicable.
“Aebi Schmidt Confidential Data” means Personal Information, Intellectual Property, and any other information or data that is confidential, nonpublic, or proprietary relating to Aebi Schmidt or any of its Subsidiaries, or their customers, including information relating to their businesses, operations, personnel, properties, processes and products, finances, or technical practices, regardless of the form or format of the information (e.g., written, verbal, electronic or otherwise).
“Aebi Schmidt Credit Agreements” means, collectively, (i) that certain Credit Facilities Agreement, dated as of November 11, 2021, by and among Aebi Schmidt, as original guarantor, Aebi & Co. AG Maschinenfabrik, a Switzerland Aktiengesellschaft and a Subsidiary of Aebi Schmidt, and Aebi Schmidt International AG, a Switzerland Aktiengesellschaft and a Subsidiary of Aebi Schmidt (each of the foregoing, collectively as the borrowers party thereto), Zurcher Kantonalbank, Credit Suisse (Switzerland) Ltd. and UBS Switzerland AG (each of the foregoing, collectively as the arrangers and lenders party thereto), Zurcher Kantonalbank, as agent, and Credit Suisse (Switzerland) Ltd., as security agent, as amended by that certain Amendment Agreement, dated as of July 13, 2023, (ii) that certain Amended and Restated 2015 Shareholder Loan Agreement, dated as of December 9, 2021, by and between Aebi Schmidt, Gebuka AG and Zurcher Kantonalbank, (iii) that certain Amended and Restated 2018 Shareholder Loan Agreement, dated as of December 9, 2021, by and between Aebi Schmidt, Gebuka AG and Zurcher Kantonalbank, (iv) that certain Amended and Restated 2015 Shareholder Loan Agreement, dated as of December 9, 2021, by and between Aebi Schmidt, PCS Holding AG and Zurcher Kantonalbank, and (v) that certain Amended and Restated 2018 Shareholder Loan Agreement, dated as of December 9, 2021, by and between Aebi Schmidt, PCS Holding AG and Zurcher Kantonalbank.
“Aebi Schmidt Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by Aebi Schmidt, any of its Subsidiaries or any of their ERISA Affiliates for the current or future benefit of any current or former Aebi Schmidt Service Provider, or (b) for which Aebi Schmidt or any of its Subsidiaries has any liability or obligation, whether actual or contingent, including as a result of an ERISA Affiliate.
“Aebi Schmidt International Plan” means any Aebi Schmidt Employee Plan for the benefit of any Aebi Schmidt Service Provider that resides (or resided) outside of, or provides (or provided) services to Aebi Schmidt or any of its Subsidiaries outside of, the United States.
“Aebi Schmidt IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by Aebi Schmidt or any of its Subsidiaries.

“Aebi Schmidt Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that has a material adverse effect on the condition (financial or otherwise), business or results of operations of Aebi Schmidt and its Subsidiaries, taken as a whole; provided that no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Aebi Schmidt Material Adverse Effect, or whether a Aebi Schmidt Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business or regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) any changes in conditions generally affecting the industry in which Aebi Schmidt and its Subsidiaries operate; (c) general changes in national or international political conditions (including any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (d) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any actual or threatened acts of war, sabotage, cyber-attack or terrorism or natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events or other “acts of God”) or any escalation or worsening thereof or any responses thereto (including the war in Ukraine and the conflicts in the Middle East (including hostilities in Israel, the Palestinian territories, Yemen and southern Lebanon) and any evolutions thereof and any sanctions or other Applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith); (e) global health conditions, including any epidemics, pandemics or other outbreak of disease or public health events (including COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus) and any developments related thereto) and any changes in business travel patterns or remote working practices relating thereto or arising therefrom or actions taken by Governmental Authorities as a result thereof; (f) any failure, in and of itself, by Aebi Schmidt or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Aebi Schmidt Material Adverse Effect, unless otherwise excluded in this definition of “Aebi Schmidt Material Adverse Effect”); (g) the execution and delivery of this Agreement, the public announcement, the pendency of this Agreement, the impact thereof on the relationships of Aebi Schmidt and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 3.03 and Section 3.04 or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Merger); (h) any changes after the date hereof not announced prior to the date hereof in any Applicable Law, Swiss GAAP FER or Local GAAP, including, in each case, the authoritative interpretation or enforcement thereof; (i) any action required by a Governmental Authority pursuant to Antitrust Laws in connection with the Transactions; or (j) any action or omission taken by Aebi Schmidt pursuant to the prior written request of Shyft, except in the case of each of clause (a), (c), (d), (e), or (g), if any such event, circumstance, development, occurrence, change or effect has a disproportionate adverse effect on Aebi Schmidt and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which Aebi Schmidt and its Subsidiaries operate.
“Aebi Schmidt Owned IP” means all Registered Aebi Schmidt IP and all other Intellectual Property owned or purported to be owned by Aebi Schmidt or any of its Subsidiaries.
“Aebi Schmidt Security Breach” means an occurrence that (a) actually or potentially jeopardizes the confidentiality, integrity, availability, or security of any Aebi Schmidt Confidential Data, a Aebi Schmidt IT System, or the data that a Aebi Schmidt IT System collects, processes, stores, or transmits (including Personal Information), (b) constitutes a violation or imminent threat of violation of any security policies, security procedures, or acceptable use policies of Aebi Schmidt or any of its Subsidiaries, or (c) involves inadvertent, unauthorized, and/or unlawful sale, or rental of Aebi Schmidt Confidential Data.
“Aebi Schmidt Service Provider” means any director, officer, employee or individual independent contractor or other individual worker or service provider of Aebi Schmidt or any of its Subsidiaries.
“Aebi Schmidt Stock Plan” means Aebi Schmidt’s Employee Stock Plan (Mitarbeiteraktienplan) which was effective as of January 1, 2010 and is governed by Swiss law.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of the immediately preceding sentence, the term “control”

(including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided that notwithstanding anything in this Agreement to the contrary, no equityholder of Shyft shall be considered an “Affiliate” of Shyft or any of its Subsidiaries.
“Ancillary Agreements” means the Relationship Agreements, the Support Agreement, and the Amended Articles.
“Anti-Bribery Legislation” means all U.S. and non-U.S. Applicable Laws relating to the prevention of corruption and bribery, including (i) the FCPA, (ii) the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, and (iii) the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889, the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001, the Bribery Act 2010, the Proceeds of Crime Act 2002.
“Antitrust Division” means the U.S. Antitrust Division of the Department of Justice.
“Antitrust Laws” means (a) the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act, the Austrian Cartel Act of 2005, the German Act Against Restraints of Competition of 1958, as last amended by Article 1 of the Act of 25 October 2023, and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, and (b) Applicable Law governing investments by certain Persons in strategic business sectors, including those raising national security considerations, including the Foreign Trade and Payments Act of 2013, as last amended on 5 March 2024 and the Foreign Trade and Payments Ordinance of 2013, as last amended on 5 October 2023.
“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, including any Antitrust Laws.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Zurich, Switzerland are authorized or required by Applicable Law to close.
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.
“CFIUS Authorities” means Section 721 of the Defense Production Act of 1950, as amended, and all regulations issued and effective thereunder.
“CFIUS Clearance” means that: (a) the Parties have received written notice from CFIUS that either (i) CFIUS has determined that the Transactions are not a “covered transaction” within the meaning of the CFIUS Authorities or (ii) CFIUS’s review (or, if applicable, investigation) under the CFIUS Authorities of the Transactions in response to a joint voluntary notice submitted by the Parties has concluded, and CFIUS has determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the CFIUS Authorities has concluded with respect to the Transactions or (b) CFIUS has sent a report to the President of the United States (“President”) requesting the President’s decision on the joint voluntary notice submitted by the parties and either (i) the period under the CFIUS Authorities during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the Transactions has expired or (ii) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions.
“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement, dated as of November 5, 2024, between Shyft and Aebi Schmidt, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written agreement, memorandum of understanding or other contractual obligation between Aebi Schmidt or Shyft or any of their Subsidiaries, as applicable, and any labor union or trade union, works council or similar organization or other authorized employee representative representing Aebi Schmidt Service Providers or Shyft Service Providers, as applicable.
“Commitment Papers” means, collectively, (i) the arrangement and underwriting fee letter, (ii) the agency fee letter, (iii) the mandate letters, (iv) the joint short-form debt commitment letter, and (v) the long-form credit facility term sheet, each dated as of the date of this Agreement (and in the form furnished to Shyft prior to the execution of this Agreement) among the respective Lenders and Aebi Schmidt (including all exhibits, schedules, and annexes thereto, and including any related fee letter, as amended, modified, supplemented, extended, or replaced from time to time in compliance with this Agreement).
“Confidentiality Agreement” means that certain confidentiality agreement, dated as of September 30, 2024, between Shyft and Aebi Schmidt.
“Contract” means any written agreement, contract, note, mortgage, indenture, arrangement or other legally binding obligation or understanding.
“COVID-19” means both the viral pneumonia named coronavirus disease 2019 (COVID-19) by the World Health Organization and the virus named Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2) by the International Committee on Taxonomy of Viruses, and any mutations, evolutions or variances thereof.
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval database of the SEC.
“Employee Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA); (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention, independent contractor or similar plan, agreement, arrangement, program or policy; or (c) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, cafeteria plan, relocation or expatriate benefits, perquisites, tuition assistance, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether written or unwritten, whether funded or unfunded, whether or not subject to ERISA, and whether for the benefit of one individual or more than one individual.
“Environmental Claims” means any and all Proceedings by or from any Person alleging Environmental Liability or otherwise related to Environmental Law or Hazardous Substances.
“Environmental Law” means any Applicable Law relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (b) worker health and safety (solely as related to exposure to Hazardous Substances) or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances.
“Environmental Liability” means any obligation, liability, fine, penalty, judgment, award, settlement, loss, damage, cost, fee (including attorneys’ and consultants’ fees), expense, or disbursement that is related to: (a) exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of, Hazardous Substances, (b) any Environmental Laws or (c) any Order issued or otherwise imposed by any Governmental Authority under Environmental Law.
“Environmental Permits” means all Permits of Governmental Authorities required by or issued pursuant to Environmental Law.
“Equity Interests” means, with respect to any Person, (a) any shares of capital stock or other voting securities of such Person, (b) other equity or voting interests in such Person, (c) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in such Person, or (d) restricted share units, restricted stock units, restricted shares, stock appreciation rights, performance units, performance share units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by such Person or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in such Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be (or at any relevant time was or will be) treated as a single employer under Section 414 of the Code or is a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with such entity as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.
“FTC” means the United States Federal Trade Commission.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Government Official” means any public or elected official or officer, employee (regardless of rank), or person properly acting on behalf of a Governmental Authority, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (e.g., the United Nations, World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office.
“Governmental Authority” means any national, transnational, supranational, foreign, federal, state, provincial, county, municipal or local governmental authority, or any subdivision thereof, any regulatory or administrative agency or authority, department, board, bureau agency, instrumentality or commission, including any political subdivision thereof, or any court, tribunal, administrative hearing body, arbitration panel or commission, including CFIUS.
“Group” means a “group” as defined in Section 13(d) of the Exchange Act.
“Hazardous Substances” means any substance, material or waste that is listed, defined, designated, classified or regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Applicable Law relating to the environment or natural resources, including petroleum or any derivative or by product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances or polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in the United States or any other jurisdiction throughout the world: (a) trademarks, service marks, trade names, certification marks, logos, trade dress, brand names, corporate names, Internet account names (including social networking and media names) and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (b) patents and pending patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof (collectively, “Patents”); (c) registered and unregistered copyrights (including those in software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof; (d) trade secrets and rights in confidential technology and information (including know-how, inventions, schematics, drawings, techniques, protocols, improvements, processes, formulae, models, methodologies, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively, “Trade Secrets”); (e) rights in databases and data collections (including knowledge databases, and customer databases); (f) rights in Software, (g) Internet domain name registrations; (h) other similar types of proprietary or intellectual property; and (i) claims or causes of action arising out of or related to any past, present and future infringement, misappropriation or other violation of any of the foregoing.
“IRS” means the Internal Revenue Service.

“knowledge” of any Person means (i) with respect to Aebi Schmidt, the actual knowledge of those individuals set forth in Section 10.03(a) of the Aebi Schmidt Disclosure Schedules after due inquiry of his or her direct reports, and (ii) with respect to Shyft, the actual knowledge of those individuals set forth in Section 10.03(a) of the Shyft Disclosure Schedules after due inquiry of his or her direct reports.
“LARA” means the Department of Licensing and Regulatory Affairs of the State of Michigan.
“Lenders” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of a given Debt Financing (including an Alternative Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.
“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, lease, sublease, license, pledge, charge, option, right of first refusal, easement, servitude, security interest, adverse claim or other encumbrance of any kind in respect of such property or asset.
“MCL” means the Business Corporation Act of the State of Michigan MCL 450.1101 et seq.
“Measurement Date” means January 1, 2022.
“Multiemployer Plan” means a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).
“Nasdaq” means the Nasdaq Global Select Market or any successor thereto.
“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor thereto.
“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).
“ordinary course of business” means, with respect to any Person, the ordinary course of business consistent with past practice.
“Other Swiss Tax Rulings” means the Swiss Tax ruling applications to be filed, as the case may be, with the Swiss Federal Tax Administration or the Cantonal Tax Administration of the Canton of Thurgau (i) relating to the exemption of the Transactions from the Swiss issuance stamp tax (Emissionsgabe) and the Swiss transfer stamp tax (Umsatzabgabe), (ii) providing that the Transactions do not trigger adverse Swiss federal, cantonal or municipal corporate income tax consequences for Aebi Schmidt or a Subsidiary of Aebi Schmidt, (iii) confirming the tax consequences of the transaction for Aebi Schmidt's shareholders and (iv) relating to the Debt Financing.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permit” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, exemption, qualification or other similar authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Applicable Law.
“Permitted Lien” means any (a) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP or Swiss GAAP FER, as applicable; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, in each case, arising in the ordinary course of business and that are (i) not yet due or delinquent or (ii) being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP or Swiss GAAP FER, as applicable; (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business; (d) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not, individually or in the aggregate, materially detract from the value or the present or intended use, occupancy and/or operation of the property subject thereto; (e) statutory landlords’ Liens and liens granted to landlords under any lease; (f) any Liens that are disclosed on the Aebi Schmidt Balance Sheet (in the case of Liens applicable to Aebi Schmidt or any of its Subsidiaries) or the Shyft Balance Sheet (in the case of Liens applicable to Shyft or any of its Subsidiaries), or the notes thereto; (g) any Liens that are not, individually or in the aggregate, materially adverse to Aebi Schmidt and its Subsidiaries or Shyft and its Subsidiaries, as applicable, and would not reasonably be expected to materially impair, the value of the property or assets to which they relate or the present or intended use, occupancy and/or operation of such property or assets or (h) any license or sublicense with respect to Intellectual Property granted in the ordinary course of business.
“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.
“Personal Information” means data or information in any medium that (a) alone or in combination with other information allows the identification of an individual or (b) is otherwise “personal information”, “personally identifiable information”, “personal data”, and any terms of similar import, in each case as defined under Applicable Laws relating to data privacy, data protection, cybersecurity and/or the processing of such information or data.
“Proceeding” means any action, arbitration, audit, demand, examination, hearing, claim, complaint, charge, investigation, litigation, proceeding, citation, summons or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Authority.
“Related Party” means any (a) executive officer or director of Aebi Schmidt or Shyft, as applicable, (b) record or, to the knowledge of Aebi Schmidt or Shyft, as applicable, beneficial owner of five percent (5%) or more of the voting securities of Aebi Schmidt or Shyft, as applicable, (c) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or beneficial owner or (d) portfolio company of any investment fund affiliated with, controlled or managed by such beneficial owner.
“Related Party Contract” means any Contracts with any Related Party of Aebi Schmidt or Shyft, as applicable.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.
“Representatives” means, with respect to any Person, such Person’s investment bankers, attorneys, accountants, consultants and other agents, advisors, and representatives.
“Required Swiss Tax Ruling” means the Swiss Tax ruling application relating to the creation of paid-in capital (reserves from capital contribution; Reserven aus Kapitaleinlagen) for purposes of Swiss dividend withholding tax to be filed by Aebi Schmidt with the following divisions of the Swiss Federal Tax Authorities: (i) External Audit Division – Team Rulings, and (ii) Refund Division – Team 5.
“Sanctioned Person” means any Person or Governmental Authority that is the subject or target of sanctions or trade/export restrictions under U.S., EU, UK, or Swiss or other applicable sanctions or export controls laws, including: (a) any Person listed on any list of designated Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control; the U.S. Department of Commerce’s Entity List, Denied Persons List, or Unverified List; any debarment or sanctions list maintained by the U.S. Department of State; or any other list maintained by U.S. or non-U.S. Governmental Authorities under sanctions or export control laws; (b) where relevant under applicable sanctions laws or export control laws, any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or controlled by any such Person or Persons described in (a) or acting for or on behalf of such Person or Persons described in (a); (c) any person located, organized or resident in a country or territory which is itself the subject or target of comprehensive sanctions (that is, at the time of this Agreement, the Crimea so-called Donetsk People’s Republic, so-called Luhansk People’s Republic, and non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea and Syria); or (d) the Government of Venezuela, a blocked national of Cuba, or any other Person subject to asset-blocking sanctions under applicable the foregoing sanctions laws.
“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.
“Shyft 10-K” means Shyft’s annual report on Form 10-K for the fiscal year ended December 31, 2023.
“Shyft Acquisition Proposal” means any proposal, offer (including tender or exchange offers) or indication of interest, other than the Transactions, (A) with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, scheme of arrangement or other similar transaction involving Shyft or any of its Subsidiaries with respect to assets that, taken together, constitute more than 20% of Shyft’s consolidated assets, (B) to acquire in any manner, directly or indirectly, in one or more transactions, more than 20% of the issued and outstanding Shyft Common Stock or securities of Shyft representing more than 20% of the voting power of Shyft, or (C) to acquire in any manner (including the acquisition of equity securities in any wholly owned Subsidiary of Shyft), directly or indirectly, in one or more transactions, assets or businesses of Shyft or its Subsidiaries, representing more than 20% of the consolidated assets of Shyft.
“Shyft Balance Sheet” means the consolidated balance sheet of Shyft and its Subsidiaries as of December 31, 2023, and the footnotes to such consolidated balance sheet, in each case set forth in the Shyft 10-K.
“Shyft Balance Sheet Date” means September 31, 2024.
“Shyft Common Stock” means the common stock, no par value, of Shyft.
“Shyft Confidential Data” means Personal Information, Intellectual Property, and any other information or data that is confidential, nonpublic, or proprietary relating to Shyft or any of its Subsidiaries, or their customers, including information relating to their businesses, operations, personnel, properties, processes and products, finances, or technical practices, regardless of the form or format of the information (e.g., written, verbal, electronic or otherwise).
“Shyft Credit Agreement” means that certain Credit Agreement, dated as of August 8, 2018, by and among Shyft, The Shyft Group Global, Inc., a Michigan corporation and Subsidiary of Shyft, Utilimaster Services, LLC, an Indiana limited liability company and Subsidiary of Shyft, The Shyft Group USA, Inc., a South Dakota corporation and Subsidiary of Shyft and Fortress Resources, LLC, a California limited liability company and Subsidiary of Shyft (each of the foregoing, collectively as the borrowers party thereto), the lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent, as amended and restated by that certain Amended and Restated Credit Agreement, dated as of November 30, 2021, as further amended by that certain First Amendment to Amended and Restated Credit Agreement, dated as of May 31, 2023, as further amended by that certain Second Amendment to Amended and Restated Credit Agreement, dated as of March 27, 2024, and, solely to the extent permitted hereby, as further amended, restated, amended and restated, supplemented or otherwise modified or replaced or refinanced from time to time following the date hereof.
“Shyft Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by Shyft, any of its Subsidiaries or any of their ERISA Affiliates for the current or future benefit of any current or former Shyft Service Provider, or (b) for which Shyft or any of its Subsidiaries has any liability or obligations, whether actual or contingent, including as a result of an ERISA Affiliate.
“Shyft Equity Awards” means the Shyft RSUs and Shyft PSUs.
“Shyft Equity Plans” means (i) The Shyft Group, Inc. Stock Incentive Plan of 2016, as amended by the First Amendment to Stock Incentive Plan, (ii) The Shyft Group, Inc. Stock Incentive Plan (amended and restated effective May 17, 2023), and (iii) The Shyft Group, Inc. Directors’ Stock Purchase Plan.
“Shyft ESPP” means the Shyft 2022 Employee Stock Purchase Plan, as most recently amended and restated.
“Shyft International Plan” means any Shyft Employee Plan for the benefit of any current or former Shyft Service Provider that resides (or resided) outside of, or provides (or provided) services to Shyft or any of its Subsidiaries outside of, the United States.
“Shyft IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by Shyft or any of its Subsidiaries.
“Shyft Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that has a material adverse effect on the condition (financial or otherwise), business or results of operations of Shyft and its Subsidiaries, taken as a whole; provided that no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Shyft Material Adverse Effect, or whether a Shyft Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business or regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) any changes in conditions generally affecting the industry in which Shyft and its Subsidiaries operate; (c) general changes in national or international political conditions (including any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (d) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any actual or threatened acts of war, sabotage, cyber-attack or terrorism or natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events or other “acts of God”) or any escalation or worsening thereof or any responses thereto (including the war in Ukraine and the conflicts in the Middle East (including hostilities in Israel, the Palestinian territories, Yemen and southern Lebanon) and any evolutions thereof and any sanctions or other Applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith); (e) global health conditions, including any epidemics, pandemics or other outbreak of disease or public health events (including COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus) and any developments related thereto) and any changes in business travel patterns or remote working practices relating thereto or arising therefrom or actions taken by Governmental Authorities as a result thereof; (f) any decline, in and of itself, in the market price or trading volume of Shyft Common Stock (it being understood and agreed that the facts or circumstances giving rise to or contributing to such decline may be taken into account in determining whether there has been, or would reasonably be expected to be, a Shyft Material Adverse Effect, unless otherwise excluded in this definition of “Shyft Material Adverse Effect”); (g) any failure, in and of itself, by Shyft or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Shyft Material Adverse Effect, unless otherwise excluded in this definition of “Shyft Material Adverse Effect”); (h) the execution and delivery of this Agreement, the public announcement, the pendency of this Agreement, the impact thereof on the relationships of Shyft and its Subsidiaries, with customers, suppliers or partners or the consummation of the Merger (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 4.02 and Section 4.03 or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Merger); (i) any changes after the date hereof not announced prior to the date hereof in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; (j) any action required by a Governmental Authority pursuant to Antitrust Laws in connection with the Transactions; (k) any litigation by Shyft’s shareholders in connection with the Transactions; or (l) any action or omission taken by Shyft pursuant to the prior written request of Aebi Schmidt, except in the case of each of clause (a), (c), (d), (e), or (h), if any such event, circumstance, development, occurrence, change or effect has a disproportionate adverse effect on Shyft and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which Shyft and its Subsidiaries operate.
“Shyft Owned IP” means all Registered Shyft IP and all other Intellectual Property owned or purported to be owned by Shyft or any of its Subsidiaries.
“Shyft RSU Awards” means a restricted stock unit award covering shares of the capital stock of Shyft granted pursuant to Shyft Stock Plans.
“Shyft Security Breach” means an occurrence that (a) actually or potentially jeopardizes the confidentiality, integrity, availability, or security of any Shyft Confidential Data, a Shyft IT System, or the data that a Shyft IT System collects, processes, stores, or transmits (including Personal Information), (b) constitutes a violation or imminent threat of violation of any security policies, security procedures, or acceptable use policies of Shyft or any of its Subsidiaries, or (c) involves inadvertent, unauthorized, and/or unlawful sale, or rental of Shyft Confidential Data.
“Shyft Service Provider” means any director, officer, employee, individual independent contractor or other individual worker or service provider of Shyft or any of its Subsidiaries.
“Shyft Stock Plans” means the Shyft Stock Incentive Plan, as amended, and the Shyft Stock Incentive Plan of 2016, as amended.

“Software” means any and all (a) computer programs, software, firmware, middleware and other code (including operating systems, platforms, applications and interfaces), in each case, in source code, object code or any other form; (b) data files and databases; and (c) documentation related to the foregoing (including protocols, specifications and flow charts).
“Specified Business Conduct Laws” means: (a) the Anti-Bribery Legislation; (b) all legal requirements imposing economic or trade sanctions on any Person, including, all legal requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury, the European Union, or Switzerland (the “Specified Jurisdictions”); (c) all legal requirements relating to the import, export, re-export, transfer of information, data, goods, and technology of the Specified Jurisdictions, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable legal requirements of the Specified Jurisdictions relating to money laundering.
“Subsidiary” means, when used with reference to a Person, any other Person with respect to which such first Person who holds securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other governing body or Persons performing similar functions, or more than 50% of the issued and outstanding voting securities of which, are owned, directly or indirectly. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.
“Swiss GAAP FER” means the Swiss accounting and reporting principles according to the recommendations issued by the commission for accounting and reporting recommendations (Fachkommission für Empfehlungen zur Rechnungslegung) in effect from time to time.
“Swiss Tax Rulings” means, collectively, the Required Swiss Tax Ruling and the Other Swiss Tax Rulings.
“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, customs duties, license, severance, transfer, employment, social security, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental, escheat, unclaimed property or windfall profits taxes, and any other taxes of any kind whatsoever, together with any interest, penalties and additions to tax (including penalties for failure to file or late filing of any Tax Return, and any interest in respect of such penalties, additions to tax or additional amounts imposed by any federal, state, local, non-U.S. or other Taxing Authority).
“Tax Return” means any report, return, document, statement, declaration or other information or filing filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns (including with respect to country-by-country-reporting or mandatory disclosure regimes), claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information or filing, and including any amendment thereto and any related or supporting information, schedule or attachment with respect thereto.
“Tax Sharing Agreement” means any Tax indemnity, Tax allocation or Tax sharing agreement or similar agreement, arrangement or understanding relating to Taxes or other Tax matters, including any agreement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters.
“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment, administration or collection of any Tax.
“Third Party” means any Person or Group, other than Aebi Schmidt, Shyft, Holdco, Merger Sub or any of their respective Subsidiaries or Affiliates.
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements to be consummated in accordance with the terms hereof (including the Merger but excluding the Debt Financing).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.
“Willful Breach” means, with respect to any agreement or covenant of a Party in this Agreement, a deliberate action or omission taken or omitted to be taken by such Party in material breach of such agreement or covenant that the breaching Party takes (or fails to take), (a) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant or (b) which such breaching Party should have known would result in a material breach of such agreement or covenant.

Term	Section
Aebi Schmidt	Preamble
Aebi Schmidt Data Protection Requirements	3.19(h)(i)
Aebi Schmidt Disclosure Schedules	ARTICLE III
Aebi Schmidt Final Stockholder Approval	7.15
Aebi Schmidt Financial Statements	3.07(a)
Aebi Schmidt Insurance Policies	3.21
Aebi Schmidt Leased Real Property	3.22(b)
Aebi Schmidt Material Contract	3.15(a)
Aebi Schmidt Organizational Documents	3.01(b)
Aebi Schmidt Owned Real Property	3.22(a)
Aebi Schmidt Permits	3.12
Aebi Schmidt Real Property Lease	3.22(b)
Aebi Schmidt RSU	2.05(a)
Aebi Schmidt Securities	3.05(a)
Aebi Schmidt Termination Fee	9.03(b)
Agreement	Preamble
Alternative Financing	5.04(d)
Alternative Financing Commitment Letter	5.04(d)
Alternative Financing Election Notice	5.04(e)
Amended Articles	7.14(a)(iv)
Availability Notice	5.04(d)
Bankruptcy and Equity Exceptions	3.02(a)
Certificate	2.01(a)
Certificate of Merger	1.01(a)
Closing	1.02
Closing Date	1.02
Collection Expenses	9.03(e)
Debt Financing	7.18(a)
D&O Indemnified Parties	7.13(a)
D&O Tail	7.13(b)
End Date	9.01(b)(v)
Exchange Agent	2.03(a)
Exchange Agreement	2.03(a)
Exchange Fund	2.03(c)
Exchange Ratio	2.01(a)(i)
Excluded Shares	2.01(a)(ii)
Effective Time	1.01(a)
Final Offering Period	2.05(e)
Finance No Recourse Parties	10.18
Financing Uses	3.27(d)
Holdco	Preamble

Term	Section
Holdco Consent	Recitals
Intended US Tax Treatment	Recitals
Letter of Transmittal	2.03(c)
Local GAAP	5.01(b)(xiv)
Merger	Recitals
Merger Consideration	2.01(a)(i)
Merger Sub	Preamble
Merger Sub Consent	Recitals
Parties	Preamble
Party	Preamble
Process Agent	10.10(c)
Proxy Statement	7.03(a)
Registered Aebi Schmidt IP	3.19(a)
Registered Shyft IP	4.20(a)
Registration Statement	7.03(a)
Regulation S-K	6.01(b)(xiv)
Regulatory Concession	7.01(f)
Relationship Agreements	Recitals
Requisite Regulatory Approvals	8.01(b)
Shyft	Preamble
Shyft Adverse Recommendation Change	6.02(b)
Shyft Approval Time	6.02(c)
Shyft Board Recommendation	4.02(b)
Shyft Continuing Employees	7.05(a)
Shyft Data Protection Requirements	4.20(h)(i)
Shyft Director RSU	2.05(c)
Shyft Disclosure Schedules	ARTICLE IV
Shyft Insurance Policies	4.22
Shyft Intervening Event	6.02(h)(ii)
Shyft Leased Real Property	4.23(b)
Shyft Material Contract	4.16(a)
Shyft Organizational Documents	4.01(b)
Shyft Owned Real Property	4.23(a)
Shyft Permits	4.13
Shyft PSU	2.05(b)
Shyft Real Property Lease	4.23(b)
Shyft RSU	2.05(a)
Shyft SEC Documents	4.07(a)
Shyft Securities	4.05(b)(B)
Shyft Shareholder Approval	4.02(a)
Shyft Shareholder Meeting	7.03(e)
Shyft Share Ownership Guidelines	7.20(b)
Shyft Superior Proposal	6.02(h)(i)
Shyft Termination Fee	9.03(a)(ii)
Specified Stockholders	Recitals
Support Agreement	Recitals
Surviving Corporation	Recitals
Transaction Litigation	7.11
Uncertificated Share	2.01(a)(i)

Section 10.04 Interpretation; Construction. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall”. The words “made available to Shyft” and words of similar import refer to documents and other information posted to the Datasite virtual data room by or on behalf of Aebi Schmidt at least one (1) day prior to the date hereof. The words “made available to Aebi Schmidt” and words of similar import refer to documents and other information (i) posted to the Datasite virtual data room by or on behalf of Shyft at least one (1) day prior to the date hereof, or (ii) filed by Shyft with the SEC and publicly available on EDGAR at least three (3) Business Days prior to the date hereof. Unless the context requires otherwise, the word “material” shall be construed in light of Shyft and its Subsidiaries, taken as a whole, or Aebi Schmidt and its Subsidiaries, taken as a whole, as the case may be. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or law defined or referred to herein means such agreement, instrument or law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America and references to “Euro” or “€” will be deemed references to the lawful money of the European Union. No provision of this Agreement will be interpreted in favor of, or against, any of the Parties to this Agreement by reason of the extent to which any such Party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any Party hereto.
Section 10.05 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.
Section 10.06 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic communication, facsimile, PDF or otherwise, including via DocuSign or any similar electronic signature service) to the other Parties.
Section 10.07 Entire Agreement. This Agreement (including any exhibits hereto), the Shyft Disclosure Schedules, the Aebi Schmidt Disclosure Schedules, the Confidentiality Agreement, the Clean Team Agreement, and the Ancillary Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER SHYFT NOR AEBI SCHMIDT MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ANY OTHER PARTY OR ANY OF SUCH PARTY’S REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.08 No Third Party Beneficiaries. Except as provided in Section 7.13, the Parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that (A) the Lenders shall be express third-party beneficiaries of Section 10.18, Section 10.18 shall expressly inure to the benefit of the Lenders and the Lenders shall be entitled to rely on and enforce the provisions of Section 10.18 and (B) for the avoidance of doubt, Shyft, on behalf of the holders of Shyft Common Stock, Shyft RSUs, and Shyft PSUs (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable) shall have the right to pursue specific performance as set forth in Section 10.12, it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any of Aebi Schmidt’s, Holdco’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather Shyft shall have the sole and exclusive right to do so, as agent for such holders. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 10.14 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 10.09 Obligations of Aebi Schmidt and of Shyft. Whenever this Agreement requires any Subsidiary of Aebi Schmidt, Holdco or Shyft, as applicable, to take any action, such requirement shall be deemed to include an undertaking on the part of Aebi Schmidt, Holdco or Shyft, as applicable, to cause such Subsidiary to take such action and Aebi Schmidt or Shyft, as applicable, shall be liable for any failure of such Person to take such action. Aebi Schmidt shall be responsible for any Willful Breach of Holdco or Merger Sub.
Section 10.10 Governing Law and Venue; Waiver of Jury Trial.
(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION; PROVIDED THAT MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS OF SHYFT SHALL BE SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF MICHIGAN. Each of the Parties hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject to jurisdiction thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any state court located in the State of Delaware). The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Applicable Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.02 or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS AND THEREBY OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.
(C) EACH OF SHYFT, AEBI SCHMIDT, HOLDCO, AND MERGER SUB HEREBY IRREVOCABLY DESIGNATES UNITED CORPORATE SERVICES, INC. (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 800 NORTH STATE STREET, SUITE 304, DOVER, DELAWARE 19901, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 10.02. EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY SHALL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN DOVER, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.
Section 10.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, which consent may be withheld by such other Party in its sole discretion. Any purported assignment in breach of this Section 10.11 shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.
Section 10.12 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 9.01, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 10.10(a), without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each Party further acknowledges and agrees that the agreements contained in this Section 10.12 are an integral part of the Merger and the other Transactions and that, without these agreements, it and the other Parties would not enter into this Agreement. Each Party further agrees that no other Party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and each Party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Notwithstanding anything herein to the contrary, if, prior to the End Date, any party brings any suit, action or proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by the amount of time during which such suit, action or proceeding is pending, plus 20 Business Days, or such longer time period established by the court presiding over such suit, action or proceeding, if any.
Section 10.13 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by all of the Parties, by action taken or authorized by their respective boards of directors, at any time before or after the Shyft Shareholder Approval or the effectiveness of the Holdco Consent, the Merger Sub Consent or the Aebi Schmidt Final Stockholder Approval; provided that after the Shyft Shareholder Approval has been obtained or the Holdco Consent, the Merger Sub Consent or the Aebi Schmidt Final Stockholder Approval has become applicable, any amendment of this Agreement that by Applicable Law requires the further approval by Shyft’s shareholders, the shareholders of Aebi Schmidt or the sole shareholder of Merger Sub or the sole member of Holdco shall be effective only with the approval of such Persons, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
Section 10.14 Extension; Waiver. At any time prior to the Effective Time, Aebi Schmidt and Shyft may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Aebi Schmidt, Holdco, or Merger Sub, in the case of Shyft, or Shyft, in the case of Aebi Schmidt, (b) waive any inaccuracies in the representations and warranties of Aebi Schmidt, in the case of Shyft, or Shyft, in the case of Aebi Schmidt, contained in this Agreement, and (c) waive compliance by Aebi Schmidt, Holdco or Merger Sub, in the case of Shyft, or Shyft, in the case of Aebi Schmidt, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 10.15 Non-Recourse. Each Party agrees, on behalf of itself and its respective Affiliates, that all actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or the Transactions, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement and (d) any failure of the Transactions to be consummated, in each case, may be made only against (and are those solely of) the Parties that are expressly identified as parties to this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each Party hereto covenants, agrees and acknowledges, on behalf of itself and their respective Affiliates, that no recourse under this Agreement or in connection with any transactions contemplated hereby shall be had against any other Person, and no other Person, shall have any liabilities or obligations (whether in Contract or in tort, in law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d). No Person, other than the Parties, shall be responsible or liable for any damages which may be alleged as a result of this Agreement, or the Transactions (or the termination or abandonment thereof). Notwithstanding anything to the contrary set forth in this Section 10.15, it is expressly understood and agreed that none of the foregoing shall limit, impair or otherwise affect the rights, liabilities or obligations of any Person arising out of or relating to the Confidentiality Agreement, the Clean Team Agreement or the Support Agreement to the extent such Person is expressly party thereto.
Section 10.16 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the Party incurring such costs and expenses.
Section 10.17 Disclosure Schedule References and SEC Document References. The Parties hereto agree that each section or subsection of the Aebi Schmidt Disclosure Schedules or the Shyft Disclosure Schedules, as applicable, shall be deemed to qualify the corresponding Section or subsection of this Agreement, irrespective of whether or not any particular Section or subsection of this Agreement specifically refers to the Aebi Schmidt

Disclosure Schedules or the Shyft Disclosure Schedules, as applicable. The Parties further agree that disclosure of any item, matter or event in any particular section or subsection of either the Aebi Schmidt Disclosure Schedules or the Shyft Disclosure Schedules shall be deemed disclosure with respect to any other section or subsection of the Aebi Schmidt Disclosure Schedules or the Shyft Disclosure Schedules, as applicable, to which the relevance of such disclosure would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.
Section 10.18  Debt Financing. Notwithstanding anything to the contrary contained herein, (i) in the case of the Debt Financing committed pursuant to the Commitment Papers on the date hereof, or any Alternative Financing where the commitment is obtained by Aebi Schmidt or any of its Affiliates, none of Shyft and its Affiliates and their respective shareholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (other than Aebi Schmidt and its Affiliates after Closing) shall and (ii) in the case of any Alternative Financing where the commitment is obtained by Shyft or any of its Affiliates, none of Aebi Schmidt and its Affiliates and their respective shareholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (other than Shyft and its Affiliates after Closing) shall (such Persons, as the case may be in respect of a given financing, the “Finance No Recourse Parties”), in each case, have any rights or claims against any Lender thereunder in connection with this Agreement, such Debt Financing or Alternative Financing, or the transactions contemplated hereby or thereby, and no such Lender shall have any rights or claims against any Finance No Recourse Party in connection with this Agreement, such Debt Financing or Alternative Financing, or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that the foregoing will not limit the rights of the parties to any Debt Financing or Alternative Financing under any commitment letter or other definitive documents related thereto. Notwithstanding anything herein to the contrary, each Finance No Recourse Party and each of the other Parties (a) agrees that, subject to this Section 10.18, it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, sitting in the Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and appellate courts thereof) (or, if applicable, any other forum for the resolution of disputes agreed to in the relevant Commitment Papers), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.02 shall be effective service of process against it for any such action brought in any such court, (d) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH FINANCE NO RECOURSE PARTY AND EACH OTHER PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY LENDER. No Lender shall be subject to any special, consequential, punitive or indirect damages. Notwithstanding anything to the contrary contained herein, Section 10.18 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 10.18) shall not be amended, supplemented, waived or otherwise modified in a manner that is adverse to a Lender without the prior written consent of such Lender (or of the Affiliate or related party of such Lender who is party to the relevant Commitment Papers).
[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

THE SHYFT GROUP, INC.

By:	/s/ John Dunn
	Name:	John Dunn
	Title:	President and Chief Executive Officer

AEBI SCHMIDT HOLDING AG

By:	/s/ Peter Spuhler
	Name:	Peter Spuhler
	Title:	Chair of the Board of Directors

By:	/s/ Barend Fruithof
	Name:	Barend Fruithof
	Title:	Chief Executive Officer

ASH US GROUP, LLC

By:	/s/ Barend Fruithof
	Name:	Barend Fruithof
	Title:	Authorized Person

By:	/s/ Thomas Schenkirsch
	Name:	Thomas Schenkirsch
	Title:	Authorized Person

BADGER MERGER SUB, INC.

By:	/s/ Barend Fruithof
	Name:	Barend Fruithof
	Title:	Authorized Person

By:	/s/ Thomas Schenkirsch
	Name:	Thomas Schenkirsch
	Title:	Authorized Person

Exhibit A
SUPPORT AGREEMENT
[Attached.]

Exhibit B-1
FORM OF RELATIONSHIP AGREEMENT (PCS)
[Attached.]

Exhibit B-2
FORM OF RELATIONSHIP AGREEMENT (Gebuka)
[Attached.]

Exhibit B-3
FORM OF RELATIONSHIP AGREEMENT (Barend Fruithof)
[Attached.]

Exhibit C
FORM OF CERTIFICATE OF MERGER
[Attached.]

Exhibit D-1
FORM OF AMENDED ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION
[Attached.]

Exhibit D-2
FORM OF AMENDED AND RESTATED BYLAWS OF THE SURVIVING CORPORATION
[Attached.]

Exhibit E
FORM OF AMENDED ARTICLES OF ASSOCIATION OF AEBI SCHMIDT
[Attached.]

Exhibit F
FORM OF GOVERNANCE AND SUSTAINABILITY CHARTER
[Attached.]

Exhibit G-1
FORM OF TAX REPRESENTATION LETTER (Shyft)
[Attached.]

Exhibit G-1
FORM OF TAX REPRESENTATION LETTER (Aebi Schmidt)
[Attached.]

Annex B

Deutsche Bank Securities Inc.
1 Columbus Circle
New York, NY 10019
December 15, 2024
Board of Directors
The Shyft Group, Inc.
41280 Bridge Street
Novi, Michigan 48357
Ladies and Gentlemen:
Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to The Shyft Group, Inc. (the “Company”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Aebi Schmidt Holding AG (“Parent”), the Company, Aebi Schmidt Holding, LLC, a subsidiary of Parent (“Holdco”), and Badger Merger Sub, Inc., a subsidiary of Holdco (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Company, as a result of which the Company will become a wholly owned indirect subsidiary of Parent (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of common stock, no par value (the “Company Common Stock”), of the Company, other than shares owned by Holdco, Parent, Merger Sub or any of their respective subsidiaries will be converted into the right to receive 1.04 shares of common stock of Parent (the “Parent Common Stock”), which we understand will result in the fully diluted Parent Common Stock at the effective time of the Merger being held approximately 48% by the stockholders of the Company and 52% by the stockholders of Parent (the “Exchange Ratio”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Merger Agreement.
You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the outstanding shares of Company Common Stock.
In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Parent; certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company; certain internal analyses, financial forecasts and other information relating to Parent prepared by management of Parent and approved for our use by management of the Company; and analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue synergies, financial synergies and other strategic benefits projected by the Company and Parent to be achieved as a result of the transaction (collectively, the “Synergies”). We have also held discussions with certain senior officers and other representatives and advisors of the Company and Parent regarding the businesses and prospects of the Company, Parent and the combined company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company and certain financial information for Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed a draft dated December 15, 2024 of the Merger Agreement, and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Board of Directors of The Shyft Group, Inc.
December 15, 2024

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts (including the Synergies) made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Parent, as applicable, as to the matters covered thereby and that the Synergies will be realized in the amounts and in the time periods projected by management of the Company and Parent. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.
For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction (including the Parent share split and ordinary capital increase) will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues. We have assumed that the Transaction will qualify for the Intended US Tax Treatment (and we express no opinion with respect to any special circumstances applicable to any “five-percent transferee shareholder” relating thereto). Representatives of the Company have informed us, and we have further assumed with your knowledge and permission, that the final terms of the Merger Agreement will not differ from the terms set forth in the draft we have reviewed.
This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Common Stock as of the date hereof. This opinion does not address any other terms of the Transaction, the Merger Agreement or any other agreement to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of shares of Company Common Stock should vote or act with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the Transaction, or any class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio or otherwise.

Board of Directors of The Shyft Group, Inc.
December 15, 2024

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) or other financial services to Parent or its affiliates for which they have received, and in the future may receive, compensation. The DB Group may also provide investment and commercial banking services to Parent, the Company and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.
Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Annex C-1
EXHIBIT B
RELATIONSHIP AGREEMENT
dated as of
[•]
among
PCS HOLDING AG,
PETER SPUHLER,
and
AEBI SCHMIDT HOLDING AG
C-1-1

C-1-2

RELATIONSHIP AGREEMENT
This RELATIONSHIP AGREEMENT (this “Agreement”), dated as of [•], 2025, is entered into by and among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”), PCS Holding AG, a Swiss Aktiengesellschaft (“PCS”), Peter Spuhler (“PS” and, together with PCS, the “PCS Parties”, the PCS Parties and each Person that has executed and delivered to the Company a joinder to this Agreement in accordance with Section 3.01(c), each, a “Shareholder” and, collectively, the “Shareholders”).
WHEREAS, the Company, The Shyft Group, Inc., a Michigan corporation (“Shyft”), ASH US Group, LLC, a newly formed Delaware limited liability company and direct, wholly owned Subsidiary of the Company (“Holdco”), and Badger Merger Sub, Inc., a newly formed Michigan corporation and direct, wholly owned Subsidiary of Holdco, have entered into that certain Agreement and Plan of Merger dated as of December 16, 2024 providing for the combination of the businesses of the Company and Shyft under the Company (the “Merger Agreement”); and
WHEREAS, the Shareholders and the Company deem it in their best interests and in the best interests of the Company to enter into this Agreement to set forth their respective rights, duties and obligations in connection with the consummation of the merger contemplated by the Merger Agreement and the ongoing governance of the Company.
NOW, THEREFORE, for good and valuable consideration the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.
DEFINITIONS
Section 1.01 Definitions.
Capitalized terms used herein and not otherwise defined shall have the meaning set forth in this Article I.
“12.5% Condition” has the meaning set forth in Section 2.02(b).
“15% Condition” has the meaning set forth in Section 2.02(b).
“25% Condition” has the meaning set forth in Section 2.02(b).
“[35]% Condition” has the meaning set forth in Section 2.02(b).
“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such Person; provided that, the Company shall not be deemed to be an Affiliate of the PCS Parties and vice versa. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Applicable Law” means all applicable provisions of constitutions, treaties, statutes, laws (including common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, orders, writs, judgments, awards, injunctions or rulings of any Governmental Authority.
“Articles of Association” means the articles of association of the Company substantially in the form attached to the Merger Agreement and which will be adopted on or prior to Closing, as the same may be amended, modified, supplemented or restated from time to time.
“Board” means the board of directors of the Company.
“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York or Zurich, Switzerland are authorized or required by law to close.
“Change of Control” means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation, reorganization, business combination or otherwise) that (a) results in or is in connection with any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers
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acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock, (b) results in or is in connection with the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries, on a consolidated basis, to any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), or (c) results in the then-current holders of Common Stock collectively owning less than a majority of the voting power of the surviving entity immediately following consummation thereof.
“Common Stock” means the [common stock, par value $0.01 per share,] of the Company and any voting securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, or internal reorganization in the form of a merger, consolidation or exchange, or similar transaction.
“Company” has the meaning set forth in the preamble.
“Competitively Sensitive Information” means Confidential Information designated by the general counsel of the Company that is competitively sensitive with respect to the applicable recipient in the reasonable discretion of the general counsel of the Company, including such Confidential Information with respect to profit margins, product and brand costs and profit and loss information, price lists, customer and supplier lists and other customer and supplier specific information, customer contracts, purchase orders, statements of work, plans to increase or reduce production outside of the ordinary course, plans to enter or leave product or geographic markets or similar information, new products plans, purchasing patterns and pricing, supply arrangements, strategic alliances, promotional plans and advertising plans, to the extent that such information is not aggregated, redacted, anonymized or otherwise desensitized. For the avoidance of doubt, information regarding the overall financial performance of the Company or aggregated information that does not include any specific information on any of the matters set forth above shall not be deemed to be Competitively Sensitive Information.
“Conditions” means, collectively, the 12.5% Condition, 15% Condition, 25% Condition, and 35% Condition, and each a “Condition”.
“Confidential Information” means all confidential and proprietary information and data of the Company or any of its Subsidiaries disclosed or otherwise made available to any Shareholder or any Representative (in such Person’s capacity as such) thereof (together, for this purpose, a “Recipient”) pursuant to the terms of this Agreement, whether disclosed electronically, orally or in writing or through other methods made available to the Recipient. Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information will not include any information (a) already in the public domain at the date of the transmission to the Recipient, or which has become generally available to the public other than as a result of a disclosure by the Recipient in breach of this Agreement, (b) in the Recipient’s possession and which is not, or was not at the time of acquisition of possession, to the Recipient’s actual knowledge, covered by any confidentiality agreements between the Recipient, on the one hand, and the Company or any of its Subsidiaries, on the other hand, or (c) which the Recipient may receive on a non-confidential basis from a third party and which is not, to the Recipient’s actual knowledge, covered by a confidentiality agreement with the Company or any of its Subsidiaries.
“Closing” has the meaning ascribed to such term in the Merger Agreement.
“Effective Time” has the meaning ascribed to such term in the Merger Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi- governmental authority (to the extent that the rules, regulations or orders of such organization or authority are binding), or any arbitrator, court or tribunal of competent jurisdiction.
“Gebuka” means Gebuka AG, a Swiss corporation (Aktiengesellschaft) and its Affiliates.
“Joinder Agreement” means the joinder agreement in the form and substance of Exhibit A attached hereto.
“Lock-up Period” has the meaning set forth in Section 3.01(a).
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“GSC Charter” means the charter of the Governance and Sustainability Committee of the Company, substantially in the form attached as Exhibit [F] to the Merger Agreement and which will be adopted on or prior to Closing, as the same may be amended, modified, supplemented or restated from time to time.
“Member of the Immediate Family” means, with respect to any Person that is a natural person, each parent, spouse or child or other descendants of such individual (including by adoption), each trust created solely for the benefit of one or more of the aforementioned Persons and their spouses and each custodian or guardian of any property of one or more of the aforementioned Persons in their capacity as such custodian or guardian.
“Merger Agreement” has the meaning set forth in the preamble.
“Overlapping Business” means any Person that offers products or services that directly compete with products or services offered by the Company in the same geographic area (“Competing Products”), which Competing Products generate annual revenue that is at least 10% of the consolidated annual revenue of the Company.
“Outstanding Shares” means the Company's outstanding shares as specified in the commercial register of the Company from time to time, excluding any treasury shares of the Company held by the Company or its Subsidiaries within the meaning of art. 659 ff. of the Swiss Code of Obligations.
“PCS Board Representatives” has the meaning set forth in Section 2.02(b).
“PCS Independent Director” has the meaning set forth in Section 2.02(b).
“PCS Nominated Director” has the meaning set forth in Section 2.02(b).
“PCS Parties” has the meaning set forth in the preamble.
“Permitted Transferee” means (i) with respect to any Shareholder that is an entity, (x) a Subsidiary of such Shareholder (excluding, for the avoidance of doubt, any Portfolio Company of such Shareholder), or (y) the beneficial owner of 100% of the issued and outstanding equity interests of such Shareholder and (ii) with respect to any Shareholder that is an individual, (a) by gift to, or for the benefit of, any Member of the Immediate Family of such Shareholder, (b) to a trust or other estate planning vehicle for the benefit of such Shareholder and/or any Member of the Immediate Family of such Shareholder, so long as such Shareholder retains sole and exclusive control over the voting and disposition of the applicable shares of Common Stock (c) upon the death of such Shareholder, by the will or other instrument taking effect at death of such Shareholder or by Applicable Laws of descent and distribution to such Shareholder’s estate, executors, administrators and personal representatives, and then to such Shareholder’s heirs, legatees or distributes or (d) to an entity in which such shareholder beneficially owns 100% of the issued and outstanding equity interests.
“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Portfolio Company” means, with respect to any Person, a portfolio company of such Person that is not controlled by such Person.
“Registration Rights Agreement” has the meaning set forth in Section 3.01(d).
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“SEC” has the meaning set forth in Section 2.03(a)(iii).
“Securities Act” means the Securities Act of 1933, as amended.
“Shareholders” has the meaning set forth in the preamble.
“Subsidiary” means, with respect to any Person, (i) any entity of which such person, directly or indirectly, owns (A) securities or other ownership interests having ordinary voting power to elect a majority of the board or other governing body of directors or other Person or body performing similar functions or (B) more than 50% of the outstanding equity or financial interests or (ii) any entity in which such Person is or any of its Subsidiaries is a general partner or managing member of such other Person.
“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction, is not a Shareholder or an Affiliate of a Shareholder.
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“Top-Up Event” means an event that results in the PCS Parties not satisfying the 35% Condition, the 25% Condition, the 15% Condition or the 12.5% Condition, respectively, provided that, for the avoidance of doubt, a Top-Up Event will exclude any of the foregoing to the extent it results from any Transfer of shares of Common Stock and other equity securities of the Company by the PCS Parties or any of their Permitted Transferees.
“Trading Day” means any day on which the Nasdaq Capital Market (or any successor thereto) is open for regular trading of shares of Common Stock.
“Trading Period” means a period beginning on the Trading Day following a Top-Up Event and ending on the date following which at least 60 Trading Days have occurred.
“Transfer” means to, directly or indirectly, offer, sell, transfer, assign, donate, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, donation, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person, including establishing or increasing a put equivalent position, liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act, transferring of any interest in any direct or indirect holding company holding shares of Common Stock or through the issuance and redemption by any such holding company of its interest, or depositing into a voting trust or enter into a voting agreement or arrangement with respect to any such interests or grant any proxy or power of attorney with respect to, any shares of Common Stock beneficially owned by such Shareholder.
ARTICLE II.
CONFIDENTIALITY; BOARD DESIGNATION; STANDSTILL; ACCESS TO INFORMATION
Section 2.01 Confidentiality.
(a)
Each Shareholder will, and will cause its Representatives to, (i) keep confidential all Confidential Information and not disclose or reveal any such information to any Person without the prior written consent of the Company, other than to such Shareholder’s Representatives whom such Shareholder determines in good faith need to know such information solely for the purpose of evaluating, monitoring or taking any other action with respect to the investment by such Shareholder in the Company, and (ii) cause its Representatives to observe the terms of this Section 2.01 as if they were parties to this Agreement; provided, however, that nothing herein will prevent any Shareholder from disclosing any information that is required to be disclosed by Applicable Law so long as, prior to such disclosure, such Shareholder, unless prohibited by Applicable Law, notifies the Company of any such disclosure, uses reasonable best efforts to limit the disclosure to only those portions that are required to be disclosed under such Applicable Law and maintains the confidentiality of such other information to the maximum extent permitted by Applicable Law. Each Shareholder shall be responsible for any breach of this Section 2.01 by any of its Representatives to whom a disclosure is made.

(b)
In furtherance and not in limitation of the foregoing, each PCS Board Representative shall be permitted to share Confidential Information with PCS or its Representatives, to the extent that such Confidential Information is necessary for PCS and its Representatives either (i) for the purposes set forth in clauses (i)-(iii) of Section 2.04(a), or (ii) to the extent necessary for such PCS Board Representative to consult with PCS or its Representatives on any matters considered by the Board;

provided, however, that in extraordinary circumstances to protect and maintain the legitimate interests of the Company or its shareholders, the Company (acting through the Board) may prohibit the disclosure of such information on a case-by-case basis. For the avoidance of doubt, the PCS Board Representatives shall at all times perform their duties as members of the Board in compliance with Applicable Law and promptly disclose any conflicts of interest that may arise out of their communications or coordination with the Shareholders to the Board; and
provided, further, that, under no circumstances shall any PCS Board Representative or PCS be permitted to share Confidential Information, directly or indirectly, with (i) any Portfolio Company of PCS or any of its Affiliates (including through their respective Representatives), or (ii) any Person who holds a management position in (x) a Portfolio Company of PCS or any of its Affiliates or (y) an Affiliate of PCS, in each case, that is an Overlapping Business. PCS agrees on behalf of itself and its Affiliates that any Person who receives
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Competitively Sensitive Information pursuant to this Agreement will not, until the date that is twelve months following the latest time at which any such Person received such Competitively Sensitive Information, hold a management position in (x) any Portfolio Company of PCS or any of its Affiliates or (y) an Affiliate of PCS, in each case, that is an Overlapping Business.
(c)
Except in the extraordinary circumstances described above in the first proviso of Section 2.01(b)or where it is, in the determination of the PCS Board Representatives, contrary to Applicable Law, a conflict of interest or otherwise inappropriate to consult with PCS, PCS may provide guidance and may advise the PCS Board Representatives on any material matters considered by the Board in a manner that ensures that PCS’ strategic views are made known to, and can be appropriately considered by, the Board.

(d)
The restrictions set forth in this Section 2.01 shall survive until the date that is two years after the date on which the 12.5% Condition is no longer satisfied (without prejudice to any ongoing restrictions under Applicable Law).

(e)
Notwithstanding anything to the contrary in the foregoing, the parties hereto acknowledge that each Shareholder and its Affiliates, partners, officers and employees may serve as directors (or in similar roles) of Portfolio Companies of PCS or its Affiliates (“Dual Role Persons”), and such Shareholder shall not be deemed to be in breach of its obligations in this Section 2.01, and any such Portfolio Company will not be deemed to have received Confidential Information, solely due to the dual role of any such Dual Role Person so long as such Dual Role Person does not (i) provide or otherwise communicate any Confidential Information to such Portfolio Company or the directors, officers, employees, consultants or advisors of any such Portfolio Company, other than another Dual Role Person, (ii) direct or encourage such Portfolio Company to act with respect to any Confidential Information or (iii) use such Confidential Information other than in connection with evaluating, monitoring or taking any other action with respect to the investment by such Shareholder in the Company; provided that no officer or employee of any Shareholder or any of its Affiliates who has received any Competitively Sensitive Information may serve as director (or in similar role) of any Portfolio Company of PCS or any of its Affiliates or any Affiliate of PCS that is an Overlapping Business for as long as such information received remains Competitively Sensitive Information.

(f)
Notwithstanding anything to the contrary provided herein, no partner, officer or employee of any Shareholder or any of their respective Affiliates may serve as a director (or in similar role) of a Portfolio Company of any Shareholder or any of its Affiliates or any Affiliate of such Shareholder that is an Overlapping Business (provided that, for purposes of this Section 2.01(e), the reference to “is at least 15%” in the definition of Overlapping Business shall be deemed to be a reference to “represents any”), and serve as a PCS Board Representative.

(g)	Nothing in this Section 2.01 shall prohibit any Shareholder or any of its Affiliates from acquiring or owning securities or other investments in any Overlapping Business.
Section 2.02 Board Composition and Designation.
(a)
Subject to Applicable Law, the parties shall consider in good faith a reduction of the size of the Board to nine directors from and after the Annual General Meeting of the Company of calendar year 2026 with the objective of having a Board consist of directors that (x) are appropriately skilled and experienced considering the integration needs of the Company at such time and the Company’s status as a Swiss entity (and is otherwise complementary in respect of the then-existing needs of the Board), and (y) otherwise comply with any best practices or guidelines contained in the GSC Charter. The Parties shall work in good faith with the chairman of the Governance and Sustainability Committee regarding the Company’s efforts to maintain an overall board composition, including in respect of any minority groups, that complies with any best practices or guidelines contained in the GSC Charter or issued by proxy advisory firms of recognized national standing. In no event will the size of the Board be (i) less than nine and (ii) more than eleven during the period that PCS has director designation rights under this Agreement.

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(b)
From and after the date hereof, PCS shall have the right to designate for nomination by the Governance and Sustainability Committee for approval and recommendation to Company’s stockholders by the Board, and the Parties shall each use their respective reasonable best efforts to have elected to the Board at any annual or special meeting of the Company’s stockholders, for so long as the PCS Parties, together with their Affiliates and respective Permitted Transferees, beneficially own:

(i)
at least [35][1]% of the Outstanding Shares of Common Stock (the “35% Condition”): four individuals who satisfy the director qualification criteria set forth in the GSC Charter of the Company (each such individual, a “PCS Nominated Director”), one of whom shall qualify as an independent director pursuant to Rule 5605(a)(2) of the Nasdaq Rules (such independent PCS Nominated Director, the “PCS Independent Director”, and the non-independent PCS Nominated Directors, the “PCS Board Representatives”);

(ii)	at least 25% but less than [35]% of the Outstanding Shares of Common Stock (the “25% Condition”): three PCS Nominated Directors, none of whom shall need to be a PCS Independent Director;
(iii)	at least 15% but less than 25% of the Outstanding Shares of Common Stock (the “15% Condition”): two PCS Nominated Directors, none of whom shall need to be a PCS Independent Director; and
(iv)	at least 12.5% but less than 15% of the Outstanding Shares of Common Stock (the “12.5% Condition”): one PCS Nominated Director who shall not need to be a PCS Independent Director;
provided that, for the avoidance of doubt, subject to any remediation rights pursuant to Section 2.03(b): (i) once the 35% Condition is not satisfied, the PCS Parties shall no longer have the right to require the Company to nominate four PCS Nominated Directors even if the PCS Parties, together with their respective Permitted Transferees subsequently beneficially own at least 35% of the Outstanding Shares of Common Stock, (ii) once the 25% Condition is not satisfied, the PCS Parties shall no longer have the right to require the Company to nominate three PCS Nominated Directors even if the PCS Parties, together with their respective Permitted Transferees subsequently beneficially own at least 25% of the Outstanding Shares of Common Stock, (iii) once the 15% Condition is not satisfied, the PCS Parties shall no longer have the right to require the Company to nominate two PCS Nominated Directors even if the PCS Parties, together with their respective Permitted Transferees subsequently beneficially own at least 15% of the Outstanding Shares of Common Stock, and (iv) once the 12.5% Condition is not satisfied, the PCS Parties shall no longer have the right to require the Company to nominate one PCS Nominated Directors even if the PCS Parties, together with their respective Permitted Transferees subsequently beneficially own at least 12.5% of the Outstanding Shares of Common Stock;
provided, further, for the avoidance of doubt, that if none of the 35% Condition, 25% Condition, 15% Condition nor the 12.5% Condition are satisfied, (x) PCS shall not have the right to designate any Person for nomination by the Governance and Sustainability Committee for approval and recommendation to Company’s stockholders by the Board, and (y) the Parties shall have no obligation to have such nominee elected to the Board at any annual or extraordinary meeting of the Company’s stockholders.
(c)
Promptly following (x) if a Top-Up Event has not occurred, the occurrence of any event that causes the applicable Condition not to be satisfied, or (y) if a Top-Up Event has occurred and the applicable Condition is not satisfied immediately following the end of a Trading Period following a Top-Up Event, the PCS Parties shall cause the applicable number of PCS Nominated Directors (if any) to promptly tender their resignations from the Board and any committee of the Board on which such PCS Nominated Directors then sit to the extent necessary to ensure that the number of PCS Nominated Directors then serving on the Board do not exceed the number of PCS Nominated Directors that the PCS Parties would then be entitled to designate for nomination pursuant to this Section 2.02. If at any time following a PCS Nominated Directors’ appointment to the Board, such PCS Nominated Directors no longer satisfies the director qualification criteria set forth in the GSC Charter, then the PCS Parties shall cause such PCS Nominated Director to promptly resign from the Board.

(d)
If, as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there shall exist or occur any vacancy on the Board with respect to a PCS Nominated Director, then (i) PCS may designate another individual who (x) satisfies the director qualification criteria set forth in the GSC Charter, and (y) if such PCS Nominated Director is a PCS Independent Director, who also qualifies as independent director

1 To be adjusted downwards throughout the Agreement and the Articles of Association to reflect PCS's actual percentage at Closing if such percentage is below 35%.
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pursuant to Rule 5605(a)(2) of the Nasdaq Rules (the “Replacement Nominee”), to fill such vacancy and serve as a PCS Board Representative or a PCS Independent Director, as applicable, and (ii) the Parties shall each use their respective reasonable best efforts to have the applicable Replacement Nominee elected to the Board at an annual or special meeting of the Company’s stockholders as promptly as reasonably practicable.
(e)
Until the Replacement Nominee is elected, PCS will have the right, but not the obligation, to designate the Replacement Nominee or another representative that satisfies the qualification criteria for a Replacement Nominee pursuant to the preceding Section 2.02(d) to attend, as a non-voting observer (an “Observer”), meetings of the Board and, such Observer shall (i) be entitled to participate, without voting rights, in all Board meetings; (ii) receive the same information and materials as the other Board members; (iii) be invited to meetings at the same time as the other Board members; and (iv) be entitled to the same expense reimbursement as the other Board members, in each case to the extent permitted under Applicable Law; provided that in the sole discretion of the Board, such Observer may be excluded from all or part of any meetings, or from access to any information, if such Observer’s attendance or access would be reasonably likely to result in the waiver of attorney-client privilege or attorney work product protection as between the Company or its Subsidiaries and its counsel. Subject to Applicable Law, Section 2.01 and any other restrictions determined by the Board from time to time, such Observer may share the information specified in clause (ii) of the immediately preceding sentence with PCS.

(f)
For the avoidance of doubt, subject to Section 2.02(a), (b) and (g), all of the members of the Board shall be nominated by the Governance and Sustainability Committee for approval and recommendation to the Company’s stockholders by the Board.

(g)
The chairperson of the Board (“Chair”) shall, immediately after Closing, be [•]. Following the Closing, the individual to be proposed to the shareholders’ meeting for election as the Chair shall, following nomination by the Governance and Sustainability Committee, be proposed and recommended to the shareholders by the Board. For the avoidance of doubt, the Board shall duly consider the nomination of the Chair by the Governance and Sustainability Committee and make such proposal and recommendation to the shareholders in its discretion. For so long as the 12.5% Condition is satisfied, before making any such nomination, the Governance and Sustainability Committee shall consult with PCS with respect to the identity of the Chair; provided that, the PCS Parties acknowledge and agree that the Chair and the Chief Executive Officer of the Company shall be different individuals.

Section 2.03  Standstill Restrictions.
(a)
From the date of this Agreement and until the second anniversary of the date of this Agreement (the “Standstill Period”), each Shareholder shall not, and shall cause all of its respective Affiliates not to, directly or indirectly through another Person, without the prior written approval of the Board (which shall be approved by at least three quarters of all members of the Board, in each director’s sole discretion; it being understood that the PCS Nominated Directors need not recuse themselves for such decision of the Board):

(i)
acquire, agree to acquire, propose, seek or offer to acquire or announce the intention to acquire, or knowingly facilitate the acquisition or ownership of (whether publicly or otherwise and whether or not subject to conditions) any equity securities, loans, debt securities or assets of the Company or any of its Subsidiaries, or any warrant, option or other direct or indirect right to acquire any such securities, loans or assets;

(ii)
enter into, agree to enter into, propose, or seek or offer to enter into or knowingly facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction (including a Change of Control) involving the Company or any of its Subsidiaries;

(iii)
initiate, knowingly encourage, make, or in any way participate or engage in, any “solicitation” of “proxies” as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”) to vote, or seek to advise or influence any Person (other than any Permitted Transferees) with respect to the voting of, any voting securities of the Company (including, for the avoidance of doubt, indirectly by means of communication with the press or media), in each case, other than in a manner in accordance with the recommendation of the Board;

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(iv)
file with the SEC a proxy statement or any supplement thereof or any other soliciting material in respect of the Company or its shareholders that would be required to be filed with the SEC pursuant to Rule 14a-12 or other provisions of the Exchange Act;

(v)	nominate or recommend for nomination a person for election at any shareholder meeting of the Company at which directors of the Board are to be elected, other than pursuant to Section 2.02;
(vi)	submit any shareholder proposal for consideration at, or bring any other business before, any shareholder meeting of the Company;
(vii)	initiate, knowingly encourage, or actively participate or engage in, any “withhold” campaign with respect to any shareholder meeting of the Company;
(viii)
form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, other than with the Permitted Transferees;

(ix)
call, request the calling of, or otherwise seek or assist in the calling of an extraordinary meeting of the stockholders of the Company or make shareholder proposals to an (annual or extraordinary) meeting of the stockholders, unless in connection with the election of the Replacement Nominee to the Board pursuant to the terms and conditions of Section 2.02(d);

(x)	otherwise act, alone or in concert with others, to seek to control the management of the Company;
(xi)	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing;
(xii)
take any action (except as expressly permitted herein) that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other extraordinary transaction described in this Section 2.03 with it or any of its Affiliates; or

(xiii)
advise, assist or knowingly encourage or enter into any negotiations, agreements or arrangements with any other Persons (other than any Permitted Transferees) in connection with the foregoing (provided, that this paragraph (l) shall not restrict a Shareholder’s ability to Transfer its Common Stock in accordance with Section 3.01);

provided that the foregoing limitations will (i) in no way limit the activities of any Person appointed to the Board pursuant to this Agreement taken in his or her capacity as a director of the Company, including the acceptance by such Person of any compensation offered by the Company, (ii) not preclude the exercise of any pre-emptive subscription rights set forth in the Articles of Association, rights received as a dividend or other distribution in a rights offering or other issuance in respect of any Common Stock beneficially owned by the Shareholders, (iii) not limit any Shareholder or any of its Affiliates from participating in any auction process initiated by the Company or any of its Subsidiaries with respect to its assets in which the Company has invited in writing such Shareholder or any of its Affiliates to participate, and (iv) not prevent any PCS Party from forming, and reporting as, a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any immediate family member of PS with respect to any voting securities of the Company, in which case such immediate family member shall be deemed an Affiliate of PS for purposes of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 2.03 shall be inoperative and of no force or effect if the Company enters into a definitive agreement providing for a Change of Control.
(b) If after the date hereof any Top-Up Event occurs:
(i)
during the Trading Period following such Top-Up Event, Section 2.03(a) shall not prohibit PCS from acquiring, agreeing to acquire, proposing, seeking or offering to acquire any shares of Common Stock, and each such PCS Party shall be permitted to take such actions, solely with respect to a sufficient number of shares of Common Stock in order to reverse the effect of any dilution to the PCS Parties resulting from the Top-Up Event (and not, for the avoidance of doubt, any shares of Common Stock in excess of such number);

(ii)
during the Trading Period following such Top-Up Event, the PCS Parties may continue to designate the applicable number of PCS Nominated Director pursuant to Section 2.02(b) and shall not be obligated to cause any PCS Nominated Director to resign pursuant to Section 2.02(d); and

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(iii)
the rights and obligations of the PCS Parties arising from their ownership of shares of Common Stock that were in effect prior to any Top-Up Event shall continue to be in effect following the end of such Trading Period so long as the PCS Parties own shares of Common Stock at the end of such Trading Period equal to or greater than the applicable Condition; provided that, for the avoidance of doubt, to the extent the PCS Parties’ exercise of (or failure to exercise) any rights set forth in this Section 2.03(c) in connection with a Top-Up Event does not cause the number of shares of Common Stock owned by the PCS Parties to exceed the applicable Condition at the end of the Trading Period following such Top-Up Event, the PCS Parties shall no longer have the designation rights set forth in Section 2.02 in respect of such Condition from and after the end of such Trading Period (irrespective of any future exercise of Top-Up Rights or any other rights under this Agreement).

Section 2.04 Access to Information.
(a)
To the extent legally permissible and subject to Section 2.01, the Company shall provide or procure that each Shareholder is promptly provided with any financial, accounting, taxation and other information and records of, or confirmations from, the Company and any of its Subsidiaries reasonably requested by such Shareholder (the “Company Information”), to the extent that such information is necessary for the Shareholder: (i) to monitor and evaluate its investment in the Company and to account appropriately for its investment in the Company in its accounts; (ii) to comply with any financial, regulatory or other reporting obligations under Applicable Law; and (iii) to comply with any applicable legal, regulatory, tax and/or accounting requirements (including any requests from regulatory or governmental bodies with jurisdiction over such Shareholder), including the completion of any tax return, compilation or filing as required by Applicable Law any inquiry from a tax authority.

(b)
Each Board member shall be entitled to receive all of the information distributed to other members of the Board (including, but not limited to, drafts of all written consent resolutions to be reviewed and approved by the Board), and, generally, will have access to the same information as other members of the Board. Subject to Section 2.01, each PCS Board Representative will be entitled to share any information received in the preceding sentence with the PCS Parties for so long as the 12.5% Condition is met and so long such action would not be reasonably likely to result in the waiver of attorney-client privilege or attorney work product protection as between the Company or its Subsidiaries and its counsel.

ARTICLE III.
RESTRICTIONS ON TRANSFER
Section 3.01 General Restrictions on Transfer.
(a)
Except as permitted by Section 3.01(b) until the date that is the third anniversary of this Agreement (the “Lock-up Period”), each Shareholder will not, and will cause each of its Permitted Transferees not to Transfer, without the prior written approval by the Board (provided, that the PCS Board Representatives shall not participate in such decision), any Common Stock beneficially owned by the PCS Parties, together with their respective Permitted Transferees, except

(i)
following the date that is 6 months after the date of this Agreement, in a registered sale under a joint registration statement filed pursuant to the Registration Rights Agreement together with Gebuka, no more than 5% of the total outstanding Common Stock (on a combined basis together with Gebuka);

(ii)
following the date that is the first anniversary of the date of this Agreement, in a registered sale under a joint registration statement filed pursuant to the Registration Rights Agreement together with Gebuka, no more than an additional 5% of the total outstanding Common Stock (on a combined basis together with Gebuka); provided that, for the avoidance of doubt, the Shareholders and their Permitted Transferees shall not be permitted to Transfer in excess of an aggregate number of shares of Common Stock equal to 10% of the total outstanding Common Stock pursuant to clauses (i) and (ii) of this Section 3.01(a); and

(iii)
following the date that is the second anniversary of the date of this Agreement, together with Gebuka and in a registered sale under a joint registration statement filed pursuant to the Registration Rights Agreement or a sale pursuant to Rule 144 promulgated under the Securities Act, such number of shares of Common

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Stock that would result in (x) the PCS Parties, together with their respective Permitted Transferees, beneficially owning no less than 15% of the total outstanding Common Stock, and (y) Gebuka, together with its Permitted Transferees, beneficially owning no less than 5% of the total outstanding Common Stock.
(b)
The provisions of Section 3.01(a) shall not apply to any Transfer by any Shareholder or its Permitted Transferees (i) of all (or a portion of) of its Common Stock to a Permitted Transferee, (ii) pursuant to a liquidation, merger, stock sale, consolidation or other business combination of the Company with a Person that is unaffiliated with the Shareholders, (iii) by virtue of marital property law (eheliches Güterrecht), (iv) of the number of shares of Common Stock, or any portion thereof, acquired after the Effective Date not in breach of this Agreement, or (v) solely in connection with the pledging of any Common Stock or any exercise of lender’s rights or remedies, including any subsequent Transfer by such lender, pursuant to any loan agreement with a bona fide financial institution, provided that, during such time as PS is on the Board, any such pledge must be approved in advance by at least three quarters of all members of the Board, in each director’s sole discretion, it being understood that PS and the PCS Nominated Directors need not recuse themselves for such decision of the Board:. For the avoidance of doubt, any exercise of any lender’s rights and/or remedies under any such loan agreement and any transfer following any exercise of such remedies shall not be limited or restricted by any provision of this Agreement.

(c)
Prior notice shall be given to the Company by the transferor of any Transfer permitted by this Section 3.01 (whether or not to a Permitted Transferee) of any Common Stock at least three Business Days prior to the date of any such Transfer, except in case of a sale pursuant to Rule 144 promulgated under the Securities Act. Prior to or concurrently with the consummation of any Transfer, the applicable Shareholder shall cause the transferee that is a Permitted Transferee to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement as a Shareholder (provided that, the applicable transferring Shareholder shall continue to be liable hereunder for any failure of the transferee that is a Permitted Transferee to comply with any provisions of this Agreement). Upon any Transfer by any Shareholder of any of its Common Stock permitted by this Section 3.01 to a Permitted Transferee, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(d)
Concurrently with the signing of this Agreement, the Company, the Shareholders and Gebuka shall enter into a registration rights agreement, the key terms of which are summarized in Exhibit B to this Agreement (the “Registration Rights Agreement”).

(e)
Notwithstanding any other provision of this Agreement, each Shareholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974, as amended, or its accompanying regulations or result in any “prohibited transaction” thereunder involving the Company.

(f)
Notwithstanding any other provision of this Agreement, during the Lock-Up Period, each Shareholder shall not, and shall cause each of its Permitted Transferees not to, Transfer shares of Common Stock (ii) from the date hereof until the one-year anniversary of the date hereof, constituting more than 2% of the then-Outstanding Shares of Common Stock in any 90-day period in a block trade, and (iii) from the one-year anniversary of the date hereof until the two-year anniversary of the date hereof, constituting more than 5% of the then-Outstanding Shares of Common Stock in any 90-day period in a block trade.

Section 3.02 Transfer of Governance and Other Rights. Notwithstanding anything else to the contrary in this Agreement, no Shareholder or any of its Permitted Transferees may Transfer any rights, remedies, obligations or liabilities specifically granted to such Person under this Agreement (including any board designation rights under Article II) to any Person and no such rights, remedies, obligations and liabilities shall inure to the benefit of any such Person. For the avoidance of doubt, no Person other than the Company, a PCS Board Representatives (solely under Section 2.01(b), or a PCS Party may exercise any rights or remedies under this Agreement.
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ARTICLE IV.
AGREEMENT TO VOTE OR CONSENT
Section 4.01
Vote Neutralization.
From and after the date hereof, for so long as the 12.5% Condition is satisfied, at any annual or extraordinary meeting of holders of capital stock of the Company, or in any action by written consent by such holders, at which directors of the Board are to be elected, each PCS Party shall abstain from voting, or cause to abstain from voting, all of its shares of Common Stock in respect of the election of any director nominated by the Governance and Sustainability Committee that is not a PCS Nominated Director. For the avoidance of doubt, such requirement to abstain from voting includes a requirement to submit a vote of “abstention” at any annual or extraordinary meeting of holders of capital stock of the Company. Notwithstanding the foregoing, the PCS Parties shall not be required to abstain from voting any of their respective shares of Common Stock in respect of the election of any Chair (i) that has not been nominated by the Governance and Sustainability Committee and proposed and recommended by the Board, or (ii) for so long as the PCS Parties beneficially own 100% of the shares of Common Stock and other equity securities of the Company that such Persons hold as of the date of this Agreement, that has been nominated by the Governance and Sustainability Committee and proposed and recommended by the Board if the Governance and Sustainability Committee as not (a) duly considered PCS' recommendations with respect to the identity of the Chair, as reasonably determined in good faith by PCS, or (b) consulted with PCS with respect to the identity of the Chair in accordance with Section 2.02(g).
ARTICLE V.
REPRESENTATIONS AND WARRANTIES
Section 5.01
Shareholder Representations and Warranties.
Each Shareholder represents and warrants to the Company and each other Shareholder that:
(a)	If such Shareholder is not a natural person, such Shareholder is an entity duly organized and validly existing under the laws of the jurisdiction of organization.
(b)
Such Shareholder has the legal capacity and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(c)
If such Shareholder is not a natural person, the execution and delivery of this Agreement, the performance by such Shareholder of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other company action of such Shareholder.

(d)
This Agreement constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority (other than the filing of any required reports with the SEC).

(e)
The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) if such Shareholder is not a natural person, conflict with or result in any violation or breach of any provision of any of the organizational documents of such Shareholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which such Shareholder is a party.

(f)
Except for this Agreement, such Shareholder is not bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (regardless of whether or not such agreements and arrangements are with the Company or any other Shareholder).

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ARTICLE VI.
TERM AND TERMINATION
Section 6.01
Entry into Force.
(a)	This Agreement shall be effective immediately following the Effective Time.
Section 6.02 Termination.
(a)
This Agreement shall terminate upon the earliest of: (a) with respect to each Shareholder, the date on which such Shareholder or any of their Permitted Transferee(s) (together with its Affiliates) no longer satisfies the 12.5% Condition, (b) following a written notice to the Company by a PCS Party, at any time after the date that is the 4-year anniversary of this Agreement with 6-month written notice to all other Parties, (c) the liquidation or winding up of the Company; or (d) upon the written agreement of the Company and the Shareholders; provided that, for the avoidance of doubt, the sections listed in Section 6.03(b) shall survive termination of this Agreement for the durations specified therein.

(b)
Unless terminated earlier pursuant to Section 6.02 (a), this Agreement shall be effective from immediately following the Effective Time and shall continue to be effective and in force for an initial fixed term of twenty years. Thereafter, this Agreement shall continue to be in effect for successive period of five years unless terminated by any Party (x) upon 6-month' prior written notice to all other Parties prior to the conclusion of any such twenty-year or five-year period, or (y) pursuant to Section 6.02(a).

Section 6.03 Effect of Termination.
(a)
The termination of this Agreement shall terminate all further rights and obligations of the Parties under this Agreement except that such termination shall not effect: (i) the existence of the Company; (ii) the obligation of any party hereto to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination; (iii) the rights which any Shareholder may have by operation of law as a Shareholder; or (iv) the rights contained herein which are intended to survive termination of this Agreement.

(b)
The following provisions shall survive the termination of this Agreement: (i) this Section 6.03 and Section 7.02, Section 7.09, and Section 7.10 shall survive the termination of this Agreement in perpetuity or until the latest date permitted by Applicable Law, and (ii) Section 2.01 shall survive the termination of this Agreement until the date that is two years after the date on which the 12.5% Condition is no longer satisfied (subject to any additional restrictions under Applicable Law).

ARTICLE VII.
MISCELLANEOUS
Section 7.01
Expenses.
Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
Section 7.02
Notices.
All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):
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if to the Company:
[Company]
[Address]
[Attention:]
[Email:]
if to the Shareholders, the applicable address set forth below their names on the signature pages attached hereto.
Section 7.03
Interpretation.
For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 7.04
Severability.
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
Section 7.05
Entire Agreement.
This Agreement, the Articles of Association, the GSC Charter and the Merger Agreement constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
Section 7.06
Amendment and Modification; Waiver; Form.
(a) This Agreement, including this Section 7.06, may only be amended, modified or supplemented by an agreement in writing by the Company and the Shareholders. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
(b) To the extent permitted by Applicable Law, this Agreement may be signed in person or by means of electronic signature or e-signature, be it a qualified or simple (non-recognized) electronic signature (including DocuSign), or by other physical or electronic addition of a signature. This Agreement may be delivered by electronic transmission (e.g., email delivery in .pdf format or similar format). Any copy so signed and delivered shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof signed and delivered in person.
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Section 7.07 Successors and Assigns.
This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, to the extent permitted under Article III hereof.
Section 7.08
No Third-Party Beneficiaries.
This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that, the PCS Board Representatives are express third-party beneficiaries of, are intended to benefit from, and may enforce their rights under Section 2.01(b) (echter Vertrag zugunsten Dritter).
Section 7.09
Governing Law; Jurisdiction.
(a)	This Agreement shall, in all respects, be governed by and construed in accordance with Swiss law, without giving effect to Swiss conflict of laws rules.
(b)
Any dispute, controversy, or claim arising out of, or in relation to, this contract, including regarding the validity, invalidity, breach, or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Arbitration Centre in force on the date on which a notice of arbitration is submitted in accordance with those Rules. The number of arbitrators shall be three. The seat of the arbitration shall be in Zurich, Switzerland. The arbitration proceedings shall be conducted in English.

Section 7.10 Actions by the Company. Any actions, including any decisions, waivers, requests or consents, to be taken or made by the Company under this Agreement shall only be made with the prior approval of the Board (provided, that the PCS Board Representatives shall not participate in such decision).
[Signature Page Immediately Follows]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Company:

AEBI SCHMIDT HOLDING AG

By:
Name:
Title:

Shareholders:

PCS HOLDING AG

By:
Name:
Title:

PETER SPUHLER

[Signature Page to Relationship Agreement]
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Exhibit A
JOINDER AGREEMENT
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Relationship Agreement dated as of [•] (as the same may be amended from time to time, the “Relationship Agreement”) by and among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”), PCS Holding AG, a Swiss Aktiengesellschaft (“PCS”), Peter Spuhler (“PS” and, together with PCS, the “PCS Parties”, the PCS Parties and each Person that has executed and delivered to the Company a joinder to the Relationship Agreement in accordance with Section 3.01(c) of the Relationship Agreement, the “Shareholders”). Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Relationship Agreement.
The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Relationship Agreement as of the date hereof and shall have all of the rights and obligations of the Shareholder from whom it has acquired the Common Stock (to the extent permitted by the Relationship Agreement) as if it had executed the Relationship Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Relationship Agreement.
IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.
Date: [ ], 20[ ]

[NAME OF JOINING PARTY]

By:
Name:
Title:

Address for Notices:

AGREED ON THIS [ ], 20[ ]:

By:
Name:
Title:

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Exhibit B
Registration Rights Agreement
[To come.]
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Annex C-2
EXHIBIT F

RELATIONSHIP AGREEMENT

dated as of

[•]

among

BAREND FRUITHOF

and

AEBI SCHMIDT HOLDING AG
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RELATIONSHIP AGREEMENT
This RELATIONSHIP AGREEMENT (this “Agreement”), dated as of [•], 2025, is entered into by and among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”), and Barend Fruithof (“BF”, together with each Person that has executed and delivered to the Company a joinder to this Agreement in accordance with Section 3.01(d), each, a “Shareholder” and, collectively, the “Shareholders”).
WHEREAS, the Company, The Shyft Group Inc., a Michigan corporation (“Shyft”), ASH US Group, LLC, a newly formed Delaware limited liability company and direct, wholly owned Subsidiary of the Company (“Holdco”), and Badger Merger Sub, Inc., a newly formed Michigan corporation and direct, wholly owned Subsidiary of Holdco, have entered into that certain Agreement and Plan of Merger dated as of December 16, 2024 providing for the combination of the businesses of the Company and Shyft under the Company (the “Merger Agreement”); and
WHEREAS, the Shareholders and the Company deem it in their best interests and in the best interests of the Company to enter into this Agreement to set forth their respective rights, duties and obligations in connection with the consummation of the merger contemplated by the Merger Agreement and the ongoing governance of the Company.
NOW, THEREFORE, for good and valuable consideration the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.

DEFINITIONS
Section 1.01 Definitions.
Capitalized terms used herein and not otherwise defined shall have the meaning set forth in this Article I.
“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Applicable Law” means all applicable provisions of constitutions, treaties, statutes, laws (including common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, orders, writs, judgments, awards, injunctions or rulings of any Governmental Authority.
“Articles of Association” means the articles of association of the Company substantially in the form attached to the Merger Agreement and which will be adopted on or prior to Closing, as the same may be amended, modified, supplemented or restated from time to time.]
“Board” means the board of directors of the Company.
“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York or Zurich, Switzerland are authorized or required by law to close.
“Change of Control” means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation, reorganization, business combination or otherwise) that (a) results in or is in connection with any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock, (b) results in or is in connection with the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries, on a consolidated basis, to any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), or (c) results in the then-current holders of Common Stock collectively owning less than a majority of the voting power of the surviving entity immediately following consummation thereof.
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“Closing” has the meaning ascribed to such term in the Merger Agreement.
“Common Stock” means the [common stock, par value $0.01 per share,] of the Company and any voting securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, or internal reorganization in the form of a merger, consolidation or exchange, or similar transaction.
“Company” has the meaning set forth in the preamble.
“Competitively Sensitive Information” means Confidential Information designated by the general counsel of the Company that is competitively sensitive with respect to the applicable recipient in the reasonable discretion of the general counsel of the Company, including such Confidential Information with respect to profit margins, product and brand costs and profit and loss information, price lists, customer and supplier lists and other customer and supplier specific information, customer contracts, purchase orders, statements of work, plans to increase or reduce production outside of the ordinary course, plans to enter or leave product or geographic markets or similar information, new products plans, purchasing patterns and pricing, supply arrangements, strategic alliances, promotional plans and advertising plans, to the extent that such information is not aggregated, redacted, anonymized or otherwise desensitized. For the avoidance of doubt, information regarding the overall financial performance of the Company or aggregated information that does not include any specific information on any of the matters set forth above shall not be deemed to be Competitively Sensitive Information.
“Confidential Information” means all confidential and proprietary information and data of the Company or any of its Subsidiaries disclosed or otherwise made available to any Shareholder or any Representative (in such Person’s capacity as such) thereof (together, for this purpose, a “Recipient”) pursuant to the terms of this Agreement, whether disclosed electronically, orally or in writing or through other methods made available to the Recipient. Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information will not include any information (a) already in the public domain at the date of the transmission to the Recipient, or which has become generally available to the public other than as a result of a disclosure by the Recipient in breach of this Agreement, (b) in the Recipient’s possession and which is not, or was not at the time of acquisition of possession, to the Recipient’s actual knowledge, covered by any confidentiality agreements between the Recipient, on the one hand, and the Company or any of its Subsidiaries, on the other hand, or (c) which the Recipient may receive on a non-confidential basis from a third party and which is not, to the Recipient’s actual knowledge, covered by a confidentiality agreement with the Company or any of its Subsidiaries.
“Effective Time” has the meaning ascribed to such term in the Merger Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi- governmental authority (to the extent that the rules, regulations or orders of such organization or authority have a binding force), or any arbitrator, court or tribunal of competent jurisdiction.
“Joinder Agreement” means the joinder agreement in form and substance of Exhibit A attached hereto.
“Lock-up Period” has the meaning set forth in Section 3.01(a).
“Member of the Immediate Family” means, with respect to any Person that is a natural person, each parent, spouse or child or other descendants of such individual (including by adoption), each trust created solely for the benefit of one or more of the aforementioned Persons and their spouses and each custodian or guardian of any property of one or more of the aforementioned Persons in their capacity as such custodian or guardian.
“Merger Agreement” has the meaning set forth in the preamble.
“Permitted Transferee” means (i) with respect to any Shareholder that is an entity, (x) a Subsidiary of such Shareholder (excluding, for the avoidance of doubt, any Portfolio Company of such Shareholder) or (y) the beneficial owner of 100% of the issued and outstanding equity interests of such Shareholder and (ii) with respect to any Shareholder that is an individual, (a) by gift to, or for the benefit of, any Member of the Immediate Family of such Shareholder, (b) to a trust or other estate planning vehicle for the benefit of such Shareholder and/or any Member of the Immediate Family of such Shareholder, so long as such Shareholder retains sole and exclusive control over the
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voting and disposition of the applicable shares of Common Stock (c) upon the death of such Shareholder, by the will or other instrument taking effect at death of such Shareholder or by Applicable Laws of descent and distribution to such Shareholder’s estate, executors, administrators and personal representatives, and then to such Shareholder’s heirs, legatees or distributes or (d) to an entity of which the Shareholder is the 100% beneficial owner of the issued and outstanding equity interests.
“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Portfolio Company” means, with respect to any Person, a portfolio company of such Person that is not controlled by such Person.
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“SEC” has the meaning set forth in Section 2.02(c).
“Securities Act” means the Securities Act of 1933, as amended.
“Shareholders” has the meaning set forth in the preamble.
“Subsidiary” means, with respect to any Person, (i) any entity of which such person, directly or indirectly, owns (A) securities or other ownership interests having ordinary voting power to elect a majority of the board or other governing body of directors or other Person or body performing similar functions or (B) more than 50% of the outstanding equity or financial interests or (ii) any entity in which such Person is or any of its Subsidiaries is a general partner or managing member of such other Person.
“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction, is not a Shareholder or an Affiliate of a Shareholder.
“Transfer” means to, directly or indirectly, offer, sell, transfer, assign, donate, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, donation, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person, including establishing or increasing a put equivalent position, liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act, transferring of any interest in any direct or indirect holding company holding shares of Common Stock or through the issuance and redemption by any such holding company of its interest, or depositing into a voting trust or enter into a voting agreement or arrangement with respect to any such interests or grant any proxy or power of attorney with respect to, any shares of Common Stock beneficially owned by such Shareholder.
ARTICLE II.

CONFIDENTIALITY; STANDSTILL
Section 2.01 Confidentiality.
Each Shareholder will, and will cause its Representatives to, (i) keep confidential all Confidential Information and not disclose or reveal any such information to any Person without the prior written consent of the Company, other than to such Shareholder’s Representatives whom such Shareholder determines in good faith need to know such information solely for the purpose of evaluating, monitoring or taking any other action with respect to the investment by such Shareholder in the Company, and (ii) cause its Representatives to observe the terms of this Section 2.01 as if they were parties to this Agreement; provided, however, that nothing herein will prevent any Shareholder from disclosing any information that is required to be disclosed by Applicable Law so long as, prior to such disclosure, such Shareholder, unless prohibited by Applicable Law, notifies the Company of any such disclosure, uses reasonable best efforts to limit the disclosure to only those portions that are required to be disclosed under such Applicable Law and maintains the confidentiality of such other information to the maximum extent permitted by Applicable Law. Each Shareholder shall be responsible for any breach of this Section 2.01 by any of its Representatives to whom a disclosure is made.
Section 2.02 Standstill Restrictions. From the date of this Agreement and until the second anniversary of the date of this Agreement (the “Standstill Period”), each Shareholder shall not, and shall cause all of its respective
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Affiliates not to, directly or indirectly through another Person, without the prior written approval of the Board (which shall be approved by at least three quarters all members of the Board, in each director’s sole discretion):
(a)
acquire, agree to acquire, propose, seek or offer to acquire or announce the intention to acquire, or knowingly facilitate the acquisition or ownership of (whether publicly or otherwise and whether or not subject to conditions) any equity securities, loans, debt securities or assets of the Company or any of its Subsidiaries, or any warrant, option or other direct or indirect right to acquire any such securities, loans or assets;

(b)
enter into, agree to enter into, propose, or seek or offer to enter into or knowingly facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction (including a Change of Control) involving the Company or any of its Subsidiaries;

(c)
initiate, knowingly encourage, make, or in any way participate or engage in, any “solicitation” of “proxies” as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”) to vote, or seek to advise or influence any Person (other than any Permitted Transferees) with respect to the voting of, any voting securities of the Company (including, for the avoidance of doubt, indirectly by means of communication with the press or media), in each case, other than in a manner in accordance with the recommendation of the Board;

(d)
file with the SEC a proxy statement or any supplement thereof or any other soliciting material in respect of the Company or its shareholders that would be required to be filed with the SEC pursuant to Rule 14a-12 or other provisions of the Exchange Act;

(e)	nominate or recommend for nomination a person for election at any shareholder meeting of the Company at which directors of the Board are to be elected;
(f)	submit any shareholder proposal for consideration at, or bring any other business before, any shareholder meeting of the Company;
(g)	initiate, knowingly encourage, or actively participate or engage in, any “withhold” campaign with respect to any shareholder meeting of the Company;
(h)
form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, other than with the Permitted Transferees;

(i)
call, request the calling of, or otherwise seek or assist in the calling of an extraordinary meeting of the stockholders of the Company or make shareholder proposals to an (annual or extraordinary) meeting of the stockholders;

(j)	otherwise act, alone or in concert with others, to seek to control the management of the Company;
(k)	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing;
(l)
take any action (except as expressly permitted herein) that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other extraordinary transaction described in this Section 2.02 with it or any of its Affiliates; or

(m)
advise, assist or knowingly encourage or enter into any negotiations, agreements or arrangements with any other Persons (other than any Permitted Transferees) in connection with the foregoing (provided, that this paragraph (l) shall not restrict a Shareholder’s ability to Transfer its Common Stock in accordance with Section 3.01);

provided that the foregoing limitations will (i) in no way limit the activities of any Person appointed to the Board pursuant to this Agreement taken in his or her capacity as a director of the Company, including the acceptance by such Person of any compensation offered by the Company, (ii) not preclude the exercise of any pre-emptive subscription rights set forth in the Articles of Association, rights received as a dividend or other distribution in a rights offering or other issuance in respect of any Common Stock beneficially owned by the Shareholders, and (iii) not limit any Shareholder or any of its Affiliates from participating in any auction process initiated by the Company or any
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of its Subsidiaries with respect to its assets in which the Company has invited in writing such Shareholder or any of its Affiliates to participate. Notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 2.02 shall be inoperative and of no force or effect if the Company enters into a definitive agreement providing for a Change of Control.
ARTICLE III.

RESTRICTIONS ON TRANSFER
Section 3.01 General Restrictions on Transfer.
(a)
Except as permitted by Section 3.01(b) and (c), each Shareholder from the date hereof until the later of (a) the first anniversary of the date hereof; and (b) the date when BF ceases to be the CEO and the vice-chair of the Board of the Company (such period, the “Lock-up Period”), will not, and will cause each of its Permitted Transferees not to, Transfer any of the Common Stock that it beneficially owns at the Effective Date without prior approval of the Board, such approval not to be unreasonably withheld or delayed (provided, that BF shall not participate in such decision).

(b)
The provisions of Section 3.01(a) shall not apply to any Transfer by any Shareholder or its Permitted Transferees (i) of all (or a portion of) of its Common Stock to a Permitted Transferee, (ii) pursuant to a liquidation, merger, stock sale, consolidation or other business combination of the Company with a Person that is unaffiliated with the Shareholders (iii) by virtue of marital property law (eheliches Güterrecht), (iv) of the number of shares of Common Stock, or any portion thereof, acquired after the Effective Date not in breach of this Agreement, or (v) solely in connection with the pledging of any Common Stock or any exercise of lender’s rights or remedies, including any subsequent Transfer by such lender, pursuant to any loan agreement with a bona fide financial institution. For the avoidance of doubt, any exercise of any lender’s rights and/or remedies under any such loan agreement and any transfer following any exercise of such remedies shall not be limited or restricted by any provision of this Agreement.

(c)
Notwithstanding Section 3.01(a), as from the third anniversary of the date hereof, BF may Transfer an amount of shares of Common Stock that he beneficially owns up to 0.5% of the total outstanding Common Stock per each calendar year.

(d)
Prior notice shall be given to the Company by the transferor of any Transfer permitted by this Section 3.01 (whether or not to a Permitted Transferee) of any Common Stock at least three Business Days prior to the date of any such Transfer. Prior to or concurrently with the consummation of any Transfer, the applicable Shareholder shall cause the transferee that is a Permitted Transferee to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement as a Shareholder (provided that, the applicable transferring Shareholder shall continue to be liable hereunder for any failure of the transferee that is a Permitted Transferee to comply with any provisions of this Agreement). Upon any Transfer by any Shareholder of any of its Common Stock permitted by this Section 3.01 to a Permitted Transferee, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

Notwithstanding any other provision of this Agreement, each Shareholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974, as amended, or its accompanying regulations or result in any “prohibited transaction” thereunder involving the Company.
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ARTICLE IV.

REPRESENTATIONS AND WARRANTIES
Section 4.01 Shareholder Representations and Warranties.
Each Shareholder represents and warrants to the Company and each other Shareholder that:
(a)
Such Shareholder has the legal capacity and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)
This Agreement constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority (other than the filing of any required reports with the SEC).

(c)
The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any Applicable Law or (ii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which such Shareholder is a party.

(d)
Except for this Agreement, such Shareholder is not bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (regardless of whether or not such agreements and arrangements are with the Company or any other Shareholder).

ARTICLE V.

TERM AND TERMINATION
Section 5.01 Entry into Force.
This Agreement shall be effective immediately following the Effective Time.
Section 5.02 Termination.
This Agreement shall terminate upon the earliest of: (a) the expiration of the Lock-up Period; (b) the tenth anniversary of the Effective Time, (c) the liquidation or winding up of the Company; or (d) upon the written agreement of the Company and the Shareholders.
Section 5.03 Effect of Termination.
(a)
The termination of this Agreement shall terminate all further rights and obligations of the Shareholders under this Agreement except that such termination shall not effect: (i) the existence of the Company; (ii) the obligation of any party hereto to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination; (iii) the rights which any Shareholder may have by operation of law as a Shareholder; or (iv) the rights contained herein which are intended to survive termination of this Agreement.

(b)
The following provisions shall survive the termination of this Agreement: this Section 5.03, Section 6.02, Section 6.09 and Section 6.10 shall survive the termination of this Agreement until the latest date permitted by Applicable Law.

ARTICLE VI.

MISCELLANEOUS
Section 6.01 Expenses.
Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
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Section 6.02 Notices.
All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.02):
if to the Company:
[Aebi Schmidt]
[Address]
[Attention:]
[Email:]
if to the Shareholders, the applicable address set forth below their names on the signature pages attached hereto.
Section 6.03 Interpretation.
For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 6.04 Severability.
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
Section 6.05 Entire Agreement.
This Agreement, the Articles of Association and the Merger Agreement constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
Section 6.06 Amendment and Modification; Waiver: Form.
This Agreement, including this Section 7.06 may only be amended, modified or supplemented by an agreement in writing by the Company and the Shareholders. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
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To the extent permitted by Applicable Law, this Agreement may be signed in person or by means of electronic signature or e-signature, be it a qualified or simple (non-recognized) electronic signature (including DocuSign), or by other physical or electronic addition of a signature. This Agreement may be delivered by electronic transmission (e.g., email delivery in .pdf format or similar format). Any copy so signed and delivered shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof signed and delivered in person.
Section 6.07 Successors and Assigns.
This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, to the extent permitted under Article III hereof.
Section 6.08 No Third-Party Beneficiaries.
This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 6.09 Governing Law; Jurisdiction.
(a)	This Agreement shall in all respects be governed by and construed in accordance with Swiss law without giving effect to Swiss conflict of laws rules.
(b)
Any dispute, controversy, or claim arising out of, or in relation to, this contract, including regarding the validity, invalidity, breach, or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Arbitration Centre in force on the date on which a notice of arbitration is submitted in accordance with those Rules. The number of arbitrators shall be three. The seat of the arbitration shall be in Zurich, Switzerland. The arbitration proceedings shall be conducted in English.

Section 6.10 Actions by the Company.
Any actions, including any decisions, waivers, requests or consents, to be taken or made by the Company under this Agreement shall only be made with the prior approval of the Board (provided, that BF shall not participate in such decision).
[Signature Page Immediately Follows]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Company:

AEBI SCHMIDT HOLDING AG

By:
Name: Title:

Shareholders:

BAREND FRUITHOF

[Signature Page to Relationship Agreement]
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Exhibit A

JOINDER AGREEMENT
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Relationship Agreement dated as of [•] (as the same may be amended from time to time, the “Relationship Agreement”) by and among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”), and Barend Fruithof (“BF”, together with each Person that has executed and delivered to the Company a joinder to the Relationship Agreement in accordance with Section 3.01(d) of the Relationship Agreement, the “Shareholders”). Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Relationship Agreement.
The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Relationship Agreement as of the date hereof and shall have all of the rights and obligations of the Shareholder from whom it has acquired the Common Stock (to the extent permitted by the Relationship Agreement) as if it had executed the Relationship Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Relationship Agreement.
IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below. Date: [      ], 20[ ]

[NAME OF JOINING PARTY]

By:
Name: Title:

Address for Notices:

AGREED ON THIS [ ], 20[ ]:

By:
Name: Title:

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Annex C-3
EXHIBIT B
RELATIONSHIP AGREEMENT
dated as of
[•]
among
GEBUKA AG
and
AEBI SCHMIDT HOLDING AG
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RELATIONSHIP AGREEMENT
This RELATIONSHIP AGREEMENT (this “Agreement”), dated as of [•], 2025, is entered into by and among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”), and Gebuka AG, a Swiss Aktiengesellschaft (“Gebuka”, together with each Person that has executed and delivered to the Company a joinder to this Agreement in accordance with Section 3.01(c), each, a “Shareholder” and, collectively, the “Shareholders”).
WHEREAS, the Company, The Shyft Group, Inc., a Michigan corporation (“Shyft”), ASH US Group, LLC, a newly formed Delaware limited liability company and direct, wholly owned Subsidiary of the Company (“Holdco”), and Badger Merger Sub, Inc., a newly formed Michigan corporation and direct, wholly owned Subsidiary of Holdco, have entered into that certain Agreement and Plan of Merger dated as of December 16, 2024 providing for the combination of the businesses of the Company and Shyft under the Company (the “Merger Agreement”); and
WHEREAS, the Shareholders and the Company deem it in their best interests and in the best interests of the Company to enter into this Agreement to set forth their respective rights, duties and obligations in connection with the consummation of the merger contemplated by the Merger Agreement and the ongoing governance of the Company.
NOW, THEREFORE, for good and valuable consideration the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.

DEFINITIONS
Section 1.01 Definitions.
Capitalized terms used herein and not otherwise defined shall have the meaning set forth in this Article I.
“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such Person; provided that, the Company shall not be deemed to be an Affiliate of the PCS Parties and vice versa. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Applicable Law” means all applicable provisions of constitutions, treaties, statutes, laws (including common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, orders, writs, judgments, awards, injunctions or rulings of any Governmental Authority.
“Articles of Association” means the articles of association of the Company substantially in the form attached to the Merger Agreement and which will be adopted on or prior to Closing, as the same may be amended, modified, supplemented or restated from time to time.
“Board” means the board of directors of the Company.
“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York or Zurich, Switzerland are authorized or required by law to close.
“Change of Control” means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation, reorganization, business combination or otherwise) that (a) results in or is in connection with any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock, (b) results in or is in connection with the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries, on a consolidated basis, to any Third Party Purchaser or “group” (within the meaning
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of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), or (c) results in the then-current holders of Common Stock collectively owning less than a majority of the voting power of the surviving entity immediately following consummation thereof.
“Closing” has the meaning ascribed to such term in the Merger Agreement.
“Common Stock” means the [common stock, par value $0.01 per share,] of the Company and any voting securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, or internal reorganization in the form of a merger, consolidation or exchange, or similar transaction.
“Company” has the meaning set forth in the preamble.
“Competitively Sensitive Information” means Confidential Information designated by the general counsel of the Company that is competitively sensitive with respect to the applicable recipient in the reasonable discretion of the general counsel of the Company, including such Confidential Information with respect to profit margins, product and brand costs and profit and loss information, price lists, customer and supplier lists and other customer and supplier specific information, customer contracts, purchase orders, statements of work, plans to increase or reduce production outside of the ordinary course, plans to enter or leave product or geographic markets or similar information, new products plans, purchasing patterns and pricing, supply arrangements, strategic alliances, promotional plans and advertising plans, to the extent that such information is not aggregated, redacted, anonymized or otherwise desensitized. For the avoidance of doubt, information regarding the overall financial performance of the Company or aggregated information that does not include any specific information on any of the matters set forth above shall not be deemed to be Competitively Sensitive Information.
“Confidential Information” means all confidential and proprietary information and data of the Company or any of its Subsidiaries disclosed or otherwise made available to any Shareholder or any Representative (in such Person’s capacity as such) thereof (together, for this purpose, a “Recipient”) pursuant to the terms of this Agreement, whether disclosed electronically, orally or in writing or through other methods made available to the Recipient. Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information will not include any information (a) already in the public domain at the date of the transmission to the Recipient, or which has become generally available to the public other than as a result of a disclosure by the Recipient in breach of this Agreement, (b) in the Recipient’s possession and which is not, or was not at the time of acquisition of possession, to the Recipient’s actual knowledge, covered by any confidentiality agreements between the Recipient, on the one hand, and the Company or any of its Subsidiaries, on the other hand, or (c) which the Recipient may receive on a non-confidential basis from a third party and which is not, to the Recipient’s actual knowledge, covered by a confidentiality agreement with the Company or any of its Subsidiaries.
“Effective Time” has the meaning ascribed to such term in the Merger Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi- governmental authority (to the extent that the rules, regulations or orders of such organization or authority are binding), or any arbitrator, court or tribunal of competent jurisdiction.
“Joinder Agreement” means the joinder agreement in the form and substance of Exhibit A attached hereto.
“Lock-up Period” has the meaning set forth in Section 3.01(a).
“Member of the Immediate Family” means, with respect to any Person that is a natural person, each parent, spouse or child or other descendants of such individual (including by adoption), each trust created solely for the benefit of one or more of the aforementioned Persons and their spouses and each custodian or guardian of any property of one or more of the aforementioned Persons in their capacity as such custodian or guardian.
“Merger Agreement” has the meaning set forth in the preamble.
“PCS Parties” means PCS Holding AG and Peter Spuhler together with their Affiliates.
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“Permitted Transferee” means (i) with respect to any Shareholder that is an entity, (x) a Subsidiary of such Shareholder (excluding, for the avoidance of doubt, any Portfolio Company of such Shareholder) or (y) the beneficial owner of 100% of the issued and outstanding equity interests of such Shareholder and (ii) with respect to any Shareholder that is an individual, (a) by gift to, or for the benefit of, any Member of the Immediate Family of such Shareholder, (b) to a trust or other estate planning vehicle for the benefit of such Shareholder and/or any Member of the Immediate Family of such Shareholder, so long as such Shareholder retains sole and exclusive control over the voting and disposition of the applicable shares of Common Stock (c) upon the death of such Shareholder, by the will or other instrument taking effect at death of such Shareholder or by Applicable Laws of descent and distribution to such Shareholder’s estate, executors, administrators and personal representatives, and then to such Shareholder’s heirs, legatees or distributes or (d) to an entity of which the Shareholder is the [100% beneficial owner of the issued and outstanding equity interests].
“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Portfolio Company” means, with respect to any Person, a portfolio company of such Person that is not controlled by such Person.
“Registration Rights Agreement” has the meaning set forth in Section 3.01(d).
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Rule 144” means Rule 144 promulgated under the Securities Act.
“SEC” has the meaning set forth in Section 2.02(c).
“Securities Act” means the Securities Act of 1933, as amended.
“Shareholders” has the meaning set forth in the preamble.
“Subsidiary” means, with respect to any Person, (i) any entity of which such person, directly or indirectly, owns (A) securities or other ownership interests having ordinary voting power to elect a majority of the board or other governing body of directors or other Person or body performing similar functions or (B) more than 50% of the outstanding equity or financial interests or (ii) any entity in which such Person is or any of its Subsidiaries is a general partner or managing member of such other Person.
“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction, is not a Shareholder or an Affiliate of a Shareholder.
“Transfer” means to, directly or indirectly, offer, sell, transfer, assign, donate, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, donation, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person, including establishing or increasing a put equivalent position, liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act, transferring of any interest in any direct or indirect holding company holding shares of Common Stock or through the issuance and redemption by any such holding company of its interest, or depositing into a voting trust or enter into a voting agreement or arrangement with respect to any such interests or grant any proxy or power of attorney with respect to, any shares of Common Stock beneficially owned by such Shareholder.
ARTICLE II.

CONFIDENTIALITY; STANDSTILL
Section 2.01 Confidentiality.
Each Shareholder will, and will cause its Representatives to, (i) keep confidential all Confidential Information and not disclose or reveal any such information to any Person without the prior written consent of the Company, other than to such Shareholder’s Representatives whom such Shareholder determines in good faith need to know such information solely for the purpose of evaluating, monitoring or taking any other action with respect to the investment by such Shareholder in the Company, and (ii) cause its Representatives to observe the terms of this Section 2.01 as if they were parties to this Agreement; provided, however, that nothing herein will prevent any Shareholder from
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disclosing any information that is required to be disclosed by Applicable Law so long as, prior to such disclosure, such Shareholder, unless prohibited by Applicable Law, notifies the Company of any such disclosure, uses reasonable best efforts to limit the disclosure to only those portions that are required to be disclosed under such Applicable Law and maintains the confidentiality of such other information to the maximum extent permitted by Applicable Law. Each Shareholder shall be responsible for any breach of this Section 2.01 by any of its Representatives to whom a disclosure is made.
Section 2.02 Standstill Restrictions. From the date of this Agreement and until the second anniversary of the date of this Agreement (the “Standstill Period”), each Shareholder shall not, and shall cause all of its respective Affiliates not to, directly or indirectly through another Person, without the prior written approval of the Board (which shall be approved by at least three quarters of all members of the Board, in each director’s sole discretion):
(a)
acquire, agree to acquire, propose, seek or offer to acquire or announce the intention to acquire, or knowingly facilitate the acquisition or ownership of (whether publicly or otherwise and whether or not subject to conditions) any equity securities, loans, debt securities or assets of the Company or any of its Subsidiaries, or any warrant, option or other direct or indirect right to acquire any such securities, loans or assets;

(b)
enter into, agree to enter into, propose, or seek or offer to enter into or knowingly facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction (including a Change of Control) involving the Company or any of its Subsidiaries;

(c)
initiate, knowingly encourage, make, or in any way participate or engage in, any “solicitation” of “proxies” as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”) to vote, or seek to advise or influence any Person (other than any Permitted Transferees) with respect to the voting of, any voting securities of the Company (including, for the avoidance of doubt, indirectly by means of communication with the press or media), in each case, other than in a manner in accordance with the recommendation of the Board;

(d)
file with the SEC a proxy statement or any supplement thereof or any other soliciting material in respect of the Company or its shareholders that would be required to be filed with the SEC pursuant to Rule 14a-12 or other provisions of the Exchange Act;

(e)	nominate or recommend for nomination a person for election at any shareholder meeting of the Company at which directors of the Board are to be elected;
(f)	submit any shareholder proposal for consideration at, or bring any other business before, any shareholder meeting of the Company;
(g)	initiate, knowingly encourage, or actively participate or engage in, any “withhold” campaign with respect to any shareholder meeting of the Company;
(h)
form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, other than with the Permitted Transferees;

(i)
call, request the calling of, or otherwise seek or assist in the calling of an extraordinary meeting of the stockholders of the Company or make shareholder proposals to an (annual or extraordinary) meeting of the stockholders;

(j)	otherwise act, alone or in concert with others, to seek to control the management of the Company;
(k)	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing;
(l)
take any action (except as expressly permitted herein) that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other extraordinary transaction described in this Section 2.02 with it or any of its Affiliates; or

(m)
advise, assist or knowingly encourage or enter into any negotiations, agreements or arrangements with any other Persons (other than any Permitted Transferees) in connection with the foregoing (provided, that this paragraph (l) shall not restrict a Shareholder’s ability to Transfer its Common Stock in accordance with Section 3.01);

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provided that the foregoing limitations will (i) in no way limit the activities of any Person appointed to the Board pursuant to this Agreement taken in his or her capacity as a director of the Company, including the acceptance by such Person of any compensation offered by the Company, (ii) not preclude the exercise of any pre-emptive subscription rights set forth in the Articles of Association, rights received as a dividend or other distribution in a rights offering or other issuance in respect of any Common Stock beneficially owned by the Shareholders, and (iii) not limit any Shareholder or any of its Affiliates from participating in any auction process initiated by the Company or any of its Subsidiaries with respect to its assets in which the Company has invited in writing such Shareholder or any of its Affiliates to participate. Notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 2.02 shall be inoperative and of no force or effect if the Company enters into a definitive agreement providing for a Change of Control.
ARTICLE III.

RESTRICTIONS ON TRANSFER
Section 3.01 General Restrictions on Transfer.
(a)
Except as permitted by Section 3.01(b), until the date that is the third anniversary of this Agreement (the “Lock-up Period”), each Shareholder will not, and will cause each of its Permitted Transferees not to Transfer without the prior written approval by the Board, any Common Stock beneficially owned by Gebuka or their respective Permitted Transferees, except:

(i)
following the date that is 6 months after the date of this Agreement, in a registered sale under a joint registration statement filed pursuant to the Registration Rights Agreement together with the PCS Parties, no more than 5% of the total outstanding Common Stock (on a combined basis together with the PCS Parties);

(ii)
following the date that is the first anniversary of the date of this Agreement, in a registered sale under a joint registration statement filed pursuant to the Registration Rights Agreement together with Gebuka, no more than an additional 5% of the total outstanding Common Stock (on a combined basis together with the PCS Parties); provided that, for the avoidance of doubt, the Shareholders and their Permitted Transferees shall not be permitted to Transfer in excess of an aggregate number of shares of Common Stock equal to 10% of the total outstanding Common Stock pursuant to clauses (i) and (ii) of this Section 3.01(a); and

(iii)
following the date that is the second anniversary of the date of this Agreement, together with the PCS Parties and in a registered sale under a joint registration statement filed pursuant to the Registration Rights Agreement or a sale pursuant to Rule 144 promulgated under the Securities Act, such number of shares of Common Stock that would result in (x) the PCS Parties, together with their respective Permitted Transferees, beneficially owning no less than 15% of the total outstanding Common Stock, and (y) Gebuka, together with its Permitted Transferees, beneficially owning no less than 5% of the total outstanding Common Stock.

(b)
The provisions of Section 3.01(a) shall not apply to any Transfer by any Shareholder or its Permitted Transferees (i) of all (or a portion of) of its Common Stock to a Permitted Transferee, (ii) pursuant to a liquidation, merger, stock sale, consolidation or other business combination of the Company with a Person that is unaffiliated with the Shareholders (iii) by virtue of marital property law (eheliches Güterrecht), (iv) of the number of Common Stock, or any portion thereof, acquired after the Effective Date not in breach of this Agreement, or (v) solely in connection with the pledging of any Common Stock or any exercise of lender’s rights or remedies, including any subsequent Transfer by such lender, pursuant to any loan agreement with a bona fide financial institution. For the avoidance of doubt, any exercise of any lender’s rights and/or remedies under any such loan agreement and any transfer following any exercise of such remedies shall not be limited or restricted by any provision of this Agreement.

(c)
Prior notice shall be given to the Company by the transferor of any Transfer permitted by this Section 3.01 (whether or not to a Permitted Transferee) of any Common Stock at least three Business Days prior to the date of any such Transfer, except in case of a sale pursuant to Rule 144 promulgated under the Securities Act. Prior to or concurrently with the consummation of any Transfer, the applicable Shareholder shall cause the transferee that is a Permitted Transferee to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement as a Shareholder (provided that, the

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applicable transferring Shareholder shall continue to be liable hereunder for any failure of the transferee that is a Permitted Transferee to comply with any provisions of this Agreement). Upon any Transfer by any Shareholder of any of its Common Stock permitted by this Section 3.01 to a Permitted Transferee, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.
(d)
Concurrently with the signing of this Agreement, the Company, Gebuka and the PCS Parties shall enter into a registration rights agreement, the key terms of which are summarized in Exhibit B to this Agreement (the “Registration Rights Agreement”).

(e)
Notwithstanding any other provision of this Agreement, each Shareholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974, as amended, or its accompanying regulations or result in any “prohibited transaction” thereunder involving the Company.

(f)
Notwithstanding any other provision of this Agreement, during the Lock-Up Period, each Shareholder shall not, and shall cause each of its Permitted Transferees not to, Transfer shares of Common Stock (ii) from the date hereof until the one-year anniversary of the date hereof, constituting more than 2% of the then-Outstanding Shares of Common Stock in any 90-day period in a block trade, and (iii) from the one-year anniversary of the date hereof until the two-year anniversary of the date hereof, constituting more than 5% of the then-Outstanding Shares of Common Stock in any 90-day period in a block trade.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES
Section 4.01 Shareholder Representations and Warranties.
Each Shareholder represents and warrants to the Company and each other Shareholder that:
(a)	If such Shareholder is not a natural person, such Shareholder is an entity duly organized and validly existing under the laws of the jurisdiction of organization.
(b)
Such Shareholder has the legal capacity and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(c)
If such Shareholder is not a natural person, the execution and delivery of this Agreement, the performance by such Shareholder of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other company action of such Shareholder.

(d)
This Agreement constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority (other than the filing of any required reports with the SEC).

(e)
The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) if such Shareholder is not a natural person, conflict with or result in any violation or breach of any provision of any of the organizational documents of such Shareholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which such Shareholder is a party.

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(f)
Except for this Agreement, such Shareholder is not bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (regardless of whether or not such agreements and arrangements are with the Company or any other Shareholder).

ARTICLE V.

TERM AND TERMINATION
Section 5.01 Entry into Force.
This Agreement shall be effective immediately following the Effective Time.
Section 5.02 Termination.
This Agreement shall terminate upon the earliest of: (a) the expiration of the Lock-up Period; (b) the liquidation or winding up of the Company; or (c) upon the written agreement of the Company and the Shareholders.
Section 5.03 Effect of Termination.
(a)
The termination of this Agreement shall terminate all further rights and obligations of the Parties under this Agreement except that such termination shall not effect: (i) the existence of the Company; (ii) the obligation of any party hereto to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination; (iii) the rights which any Shareholder may have by operation of law as a Shareholder; or (iv) the rights contained herein which are intended to survive termination of this Agreement.

(b)
The following provisions shall survive the termination of this Agreement: this Section 5.03, Section 6.02, Section 6.09 and Section 6.10 shall survive the termination of this Agreement in perpetuity or until the latest date permitted by Applicable Law.

ARTICLE VI.

MISCELLANEOUS
Section 6.01 Expenses.
Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
Section 6.02 Notices.
All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.02):
if to the Company:
[Company]
[Address]
[Attention:]
[Email:]
if to the Shareholders, the applicable address set forth below their names on the signature pages attached hereto.
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Section 6.03 Interpretation.
For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
Section 6.04 Severability.
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
Section 6.05 Entire Agreement.
This Agreement, the Articles of Association and the Merger Agreement constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
Section 6.06 Amendment and Modification; Waiver; Form.
This Agreement, including this Section 7.06 may only be amended, modified or supplemented by an agreement in writing by the Company and the Shareholders. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
[To the extent permitted by Applicable Law, this Agreement may be signed in person or by means of electronic signature or e-signature, be it a qualified or simple (non-recognized) electronic signature (including DocuSign), or by other physical or electronic addition of a signature. This Agreement may be delivered by electronic transmission (e.g., email delivery in .pdf format or similar format). Any copy so signed and delivered shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof signed and delivered in person.]
Section 6.07 Successors and Assigns.
This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, to the extent permitted under Article III hereof.
Section 6.08 No Third-Party Beneficiaries.
This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
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Section 6.09 Governing Law; Jurisdiction.
(a)	This Agreement shall in all respects be governed by and construed in accordance with Swiss law , without giving effect to Swiss conflict of laws rules.
(b)
Any dispute, controversy, or claim arising out of, or in relation to, this contract, including regarding the validity, invalidity, breach, or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Arbitration Centre in force on the date on which a notice of arbitration is submitted in accordance with those Rules. The number of arbitrators shall be three. The seat of the arbitration shall be in Zurich, Switzerland. The arbitration proceedings shall be conducted in English.

Section 6.10 Actions by the Company.
Any actions, including any decisions, waivers, requests or consents, to be taken or made by the Company under this Agreement shall only be made with the prior approval of the Board.
[Signature Page Immediately Follows]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Company:

[BADGER]

By:
Name:
Title:

Shareholders:

Gebuka AG
By:
Name:
Title:

[Signature Page to Relationship Agreement]
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Exhibit A
JOINDER AGREEMENT
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Relationship Agreement dated as of [•] (as the same may be amended from time to time, the “Relationship Agreement”) by and among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”), and Gebuka AG, a Swiss Aktiengesellschaft (“Gebuka”, together with each Person that has executed and delivered to the Company a joinder to the Relationship Agreement in accordance with Section 3.01(d) of the Relationship Agreement, the “Shareholders”). Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Relationship Agreement.
The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Relationship Agreement as of the date hereof and shall have all of the rights and obligations of the Shareholder from whom it has acquired the Common Stock (to the extent permitted by the Relationship Agreement) as if it had executed the Relationship Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Relationship Agreement.
IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below. Date: [ ], 20[ ]
[NAME OF JOINING PARTY]
By:

 Name:
 Title:
Address for Notices:
AGREED ON THIS [ ], 20[ ]:
By:

 Name:
 Title:
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Exhibit B
Registration Rights Agreement
[To come.]
C-3-14

Annex D
REGISTRATION RIGHTS AGREEMENT
by and among
GEBUKA AG,
PCS HOLDING AG,
PETER SPUHLER,
and
AEBI SCHMIDT HOLDING AG
Dated as of [•], 2025

This REGISTRATION RIGHTS AGREEMENT, dated as of [•], 2025 (as it may be amended supplemented or otherwise modified from time to time, this “Agreement”), is made among Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (the “Company”); Gebuka AG, a Swiss Aktiengesellschaft (“Gebuka”), PCS Holding AG, a Swiss Aktiengesellschaft (“PCS”) and Peter Spuhler (“PS”) and any transferee of Registrable Securities to whom any Person who is a party to this Agreement shall assign any rights hereunder in accordance with Section 4.6 (each such Person, a “Holder”). Capitalized terms used in this Agreement without definition have the meaning set forth in Section 1.
1.  Certain Definitions. As used herein, the following terms shall have the following meanings:
“Additional Piggyback Rights” has the meaning set forth in Section 2.2(c).
“Agreement” has the meaning set forth in the preamble.
“automatic shelf registration statement” has the meaning set forth in Section 2.4.
“Board” means the Board of Directors of the Company.
“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York or Zurich, Switzerland are authorized or required by law to close.
“Claims” has the meaning set forth in Section 2.9(a).
“Company” has the meaning set forth in the preamble.
“Company Shares” means [common stock, par value $1.00 per share,] of the Company and any voting securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, or internal reorganization in the form of a merger, consolidation or exchange, or similar transaction.
“Company Shares Equivalents” means, with respect to the Company, all options, warrants and other securities convertible into, or exchangeable or exercisable for (at any time or upon the occurrence of any event or contingency and without regard to any vesting or other conditions to which such securities may be subject) Company Shares or other equity securities of the Company (including, without limitation, any note or debt security convertible into or exchangeable for Company Shares or other equity securities of the Company).
“Demand Exercise Notice” has the meaning set forth in Section 2.1(a).
“Demand Registration” has the meaning set forth in Section 2.1(a).
“Demand Registration Request” has the meaning set forth in Section 2.1(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Expenses” means any and all fees and expenses incident to the Company’s performance of or compliance with Article 2, including, without limitation: (i) SEC, stock exchange or FINRA, and all other registration and filing fees and all listing fees and fees with respect to the inclusion of securities on the Nasdaq Global Select Market or on any other securities market on which the Company Shares are listed or quoted, (ii) fees and expenses of compliance with state securities or “blue sky” laws of any state or jurisdiction of the United States or compliance with the securities laws of foreign jurisdictions and in connection with the preparation of a “blue sky” survey, including, without limitation, reasonable fees and expenses of outside “blue sky” counsel and securities counsel in foreign jurisdictions, (iii) word processing, printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) fees and disbursements of counsel for the Company, (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or comfort letter and updates thereof) and fees and expenses of other Persons, including special experts, retained by the Company, (viii) fees and expenses payable to any Qualified Independent Underwriter, (ix) any other fees and disbursements of underwriters, if any, customarily paid by issuers or sellers of securities, including reasonable fees and expenses of counsel for the underwriters in connection with any filing with or review by FINRA (excluding, for the avoidance of doubt, any underwriting discount, commissions, or spread), (x) fees and expenses of any transfer agent or custodian and (xi) expenses for securities law liability insurance and any rating agency fees.
“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Gebuka Relationship Agreement” means that certain relationship agreement, dated as of the date hereof, by and among the Company and Gebuka, as may be amended, supplemented or otherwise modified from time to time.
“Holder” or “Holders” has the meaning set forth in the preamble.
“Initiating Holder(s)” has the meaning set forth in Section 2.1(a).
“Lock-Up Agreement” means any agreement entered into by a Holder that provides for restrictions on the transfer of Registrable Securities held by such Holder.
“Lock-Up Period” has the meaning set forth in Section 3.01(a) of the applicable Relationship Agreements.
“Majority Participating Holders” means the Participating Holders holding more than 50% of the Registrable Securities proposed to be included in offerings of Registerable Securities by such Participating Holders pursuant to Section 2.1 or Section 2.2.
“Manager” has the meaning set forth in Section 2.1(d).
“Merger” means the consummation of the merger of Shyft with the Company.
“Participating Holders” means all Holders of Registrable Securities which are proposed to be included in any registration or offering of Registrable Securities pursuant to Section 2.1 or Section 2.2.
“PCS Relationship Agreement” means that certain relationship agreement, dated as of the date hereof, by and among the Company, PCS and PS, as may be amended, supplemented or otherwise modified from time to time.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, governmental entity or agency or other entity of any kind or nature.
“Piggyback Shares” has the meaning set forth in Section 2.3(a)(iv).
“Qualified Independent Underwriter” means a “qualified independent underwriter” within the meaning of FINRA Rule 5121.
“Registrable Securities” means any Company Shares held by the Holders at any time (including those held as a result of the conversion or exercise of Company Shares Equivalents) ; provided that, as to any Registrable Securities held by a particular Holder, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities may be sold pursuant to Rule 144 under the Securities Act, as such Rule 144 may be amended (or any successor provision thereto) without limitation thereunder on volume or manner of sale or (C) such securities are no longer outstanding.
“Relationship Agreements” means, collectively, the Gebuka Relationship Agreement and PCS Relationship Agreement.
“Rule 144” and “Rule 144A” have the meaning set forth in Section 4.2.
“SEC” means the U.S. Securities and Exchange Commission.
“Section 2.3(a) Sale Number” has the meaning set forth in Section 2.3(a).
“Section 2.3(b) Sale Number” has the meaning set forth in Section 2.3(b).
“Section 2.3(c) Sale Number” has the meaning set forth in Section 2.3(c).
“Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.
“Shyft” means The Shyft Group, Inc., a Michigan corporation.
“Subsidiary” means any direct or indirect subsidiary of the Company on the date hereof and any direct or indirect subsidiary of the Company organized or acquired after the date hereof.
“Transfer” means, with respect to any Company Shares, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, mortgage, encumber, hypothecate or otherwise transfer, in whole or in part, any of the economic consequences of ownership of such Company Shares, whether directly or indirectly, or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, mortgage, encumbrance, hypothecation or other transfer, in whole or in part, of any of the economic consequences of ownership of such Company Shares or any agreement or commitment to do any of the foregoing. For the avoidance of doubt, a transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition of an interest in any Holder, or direct or indirect parent thereof, all or substantially all of whose assets are, directly or indirectly, Company Shares shall constitute a “Transfer” of Company Shares for purposes of this Agreement. For the avoidance of doubt, a transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition of an interest in any Holder, or direct or indirect parent thereof, that holds substantial assets in addition to Company Shares, where the Company Shares do not constitute all or substantially all of such interest, shall not constitute a “Transfer” of Company Shares for purposes of this Agreement.
“Valid Business Reason” has the meaning set forth in Section 2.1(b)(iv).
“WKSI” has the meaning set forth in Section 2.4.
2. Registration Rights.
2.1. Demand Registrations. (a) If the Company shall receive from any Holder or group of Holders who, collectively, beneficially own at least 50% of the Registrable Securities then outstanding a written request that the Company file a registration statement with respect to all or a portion of the Registrable Securities (a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration,” and the sender(s) of such request pursuant to this Agreement shall be known as the “Initiating Holder(s)”), then the Company shall, within ten (10) days of the receipt thereof, give written notice (the “Demand Exercise Notice”) of such request to all other Holders, and subject to the limitations of this Section 2.1, use its reasonable best efforts to effect, as soon as practicable, the registration under the Securities Act (including, without limitation, by means of a shelf registration pursuant to Rule 415 thereunder if so requested and if the Company is then eligible to use such a registration) of all Registrable Securities that the Holders request to be registered; provided, however, that the Company shall not be required to effectuate more than two Demand Registrations in any twelve (12) month period, it being understood that any underwritten takedown conducted pursuant to a shelf registration statement and the filing of a non-underwritten shelf registration statement shall be deemed to constitute and count toward the two permitted Demand Registrations within such twelve (12) month period.
(b) In addition, the Company shall not be obligated to take any action to effect any Demand Registration:
(i)  during the period starting with the date 60 days prior to its good faith estimate of the date of filing of, and ending on a date 90 days after the effective date of, a Company-initiated registration (other than a registration relating solely to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan or to an SEC Rule 145 transaction), provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;
(ii)  other than in the case of a non-underwritten shelf registration, where the anticipated offering price, before any underwriting discounts or commissions and any offering-related expenses, is less than $50,000,000 (the “Threshold Amount”); provided, however, that during the Lock-up Period, the Threshold Amount shall not exceed the aggregate amount Holders are permitted to sell at such time pursuant to the terms of the applicable Relationship Agreement;
(iii)  in the case of a non-underwritten shelf registration, where the anticipated offering price, before any underwriting discounts or commissions and any offering-related expenses, is less than $25,000,000;
(iv)  if the Company shall furnish to such Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board, any registration of Registrable Securities should not be made or continued (or sales under a shelf registration statement should be suspended) because such registration (or continued sales under a shelf registration statement) would (i) materially and adversely interfere with any existing or potential significant financing, acquisition, corporate reorganization or merger or other material transaction or event involving the Company or any of its subsidiaries, (ii) require the premature disclosure of material non-public information, the disclosure of which has been determined by the Board to not be in the Company’s best interests or (iii) render the Company unable to comply with applicable requirements under the Securities Act or the Exchange Act (in each case, a “Valid Business Reason”), then (x) the Company may postpone filing a registration statement relating to a Demand Registration Request or suspend sales under an existing shelf registration statement until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than 120 days after the date the Board determines a Valid Business Reason exists and (y) in case a registration statement has been filed relating to a Demand Registration Request, if the Valid Business Reason has not resulted from actions taken by the Company, the Company may cause such registration statement to be withdrawn and its effectiveness terminated or may postpone amending or supplementing such registration statement until five (5) Business Days after such Valid Business Reason no longer exists, but in no event for more than 120 days after the date the Board determines a Valid Business Reason exists; and the Company shall give written notice to the Participating Holders of its determination to postpone or withdraw a registration statement or suspend sales under a shelf registration statement and of the fact that the Valid Business Reason for such postponement, withdrawal or suspension no longer exists, in each case, promptly after the occurrence thereof; provided, however, that the Company shall not defer its obligation in this manner for more than twice in any 12 month period; or
(v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.
If the Company shall give any notice of postponement, withdrawal or suspension of any registration statement pursuant to clause (iv) of this Section 2.1(b), the Company shall not, during the period of postponement, withdrawal or suspension, register any Company Shares, other than pursuant to a registration statement on Form S-4 or S-8 (or an equivalent registration form then in effect). Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company that the Company has determined to withdraw any registration statement pursuant to clause (iv) of this Section 2.1(b), such Holder will discontinue its disposition of Registrable Securities pursuant to such registration statement and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus covering such Registrable Securities that was in effect at the time of receipt of such notice. If the Company shall have withdrawn or prematurely terminated a registration statement filed pursuant to a Demand Registration (whether pursuant to clause (iv) of this Section 2.1(b) or as a result of any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court), the Company shall not be considered to have effected an effective registration for the purposes of this Agreement until the Company shall have filed a new registration statement covering the Registrable Securities covered by the withdrawn registration statement and such registration statement shall have been declared effective and shall not have been withdrawn. If the Company shall give any notice of withdrawal or postponement of a registration statement, the Company shall, not later than five Business Days after the Valid Business Reason that caused such withdrawal or postponement no longer exists (but in no event later than 120 days after the date of the postponement or withdrawal), use its reasonable best efforts to effect the registration under the Securities Act of the Registrable Securities covered by the withdrawn or postponed registration statement in accordance with Section 2.1 (unless the Initiating Holders shall have withdrawn such request, in which case the Company shall not be considered to have effected an effective registration for the purposes of this Agreement), and such registration shall not be withdrawn or postponed pursuant to clause (iv) of this Section 2.1(b).
(c)
(i) The Company, subject to Sections 2.3 and 2.6, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities, which shall have made a written request to the Company for inclusion in such registration pursuant to Section 2.2 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Participating Holder) within ten (10) Business Days after the receipt of the Demand Exercise Notice.
(ii) The Company shall, as expeditiously as possible, but subject to the limitations set forth in this Section 2.1, use its reasonable best efforts to effect such registration under the Securities Act

(including, without limitation, by means of a shelf registration pursuant to Rule 415 under the Securities Act if so requested and if the Company is then eligible to use such a registration) of the Registrable Securities which the Company has been so requested to register, for distribution in accordance with such intended method of distribution.
(d) In connection with any Demand Registration, the Company shall have the right in its sole discretion to designate the lead managing underwriter (any lead managing underwriter for the purposes of this Agreement, the “Manager”) in connection with such registration and each other managing underwriter for such registration.
(e) If so requested by the Initiating Holder(s), the Company (together with all Holders proposing to distribute their securities through such underwriting) shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Initiating Holder in its sole discretion.
(f) Any Holder that intends to sell Registrable Securities by means of a shelf registration pursuant to Rule 415 thereunder, shall give the Company five (5) Business Days’ prior notice of any such sale.
(g) Notwithstanding anything in this Agreement to the contrary, no Demand Registration, whether for an underwritten or non-underwritten offering, shall be permitted during the Lock-up Period if the number of shares proposed to be registered exceeds the amount that Holders are permitted to sell during such Lock-up Period pursuant to the applicable Relationship Agreements.
2.2. Piggyback Registrations.
(a) If, at any time or from time to time the Company proposes or is required to register or commence an offering of any of its securities for its own account or otherwise (other than pursuant to registrations on Form S-4 or Form S-8 or any similar successor forms thereto) (including but not limited to the registrations or offerings pursuant to Section 2.1), the Company will:
(i) promptly give to each Holder written notice thereof (in any event within ten days) prior to the filing of any registration statement under the Securities Act; and
(ii) include in such registration and in any underwriting involved therein (if any), all the Registrable Securities specified in a written request or requests, made within ten days after mailing or personal delivery of such written notice from the Company, by any of the Holders, except as set forth in Sections 2.2(b) and 2.2(f), with the securities which the Company at the time proposes to register or sell to permit the sale or other disposition by the Holders (in accordance with the intended method of distribution thereof) of the Registrable Securities to be so registered or sold, including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the registration statement filed by the Company or the prospectus related thereto. There is no limitation on the number of such piggyback registrations pursuant to the preceding sentence which the Company is obligated to effect. No registration of Registrable Securities effected under this Section 2.2(a) shall relieve the Company of its obligations to effect Demand Registrations under Section 2.1 hereof.
(b) If the registration under Section 2.2(a) involves an underwritten offering, the right of any Holder to include its Registrable Securities in a registration or offering pursuant to Section 2.2(a) shall be conditioned upon such Holder’s participation in the underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company.
(c) The Company, subject to Sections 2.3 and 2.6, may elect to include in any registration statement and offering pursuant to demand registration rights by any Person, (i) authorized but unissued shares of Company Shares or Company Shares held by the Company as treasury shares and (ii) any other Company Shares which are requested to be included in such registration pursuant to the exercise of piggyback registration rights granted by the Company after the date hereof and which are not inconsistent with the rights granted in, or otherwise conflict with the terms of, this Agreement (“Additional Piggyback Rights”); provided, however, that such inclusion shall be permitted only to the extent that it is pursuant to, and subject to, the terms of the underwriting agreement or arrangements, if any, entered into by the Initiating Holders.
(d) Other than in connection with a Demand Registration, if, at any time after giving written notice of its intention to register or sell any equity securities and prior to the effective date of the registration statement filed in connection with such registration or sale of such equity securities, the Company shall determine for any reason not to register or sell or to delay registration or sale of such equity securities, the Company may, at its election, give written notice of such determination to all Holders of record of Registrable Securities and (i) in the case of a determination not to register or sell, shall be relieved of its obligation to register or sell any Registrable Securities in connection with such abandoned registration or sale, without prejudice, however, to the rights of Holders under Section 2.1, and (ii) in the case of a determination to delay such registration or sale of its equity securities, shall be permitted to delay the registration or sale of such Registrable Securities for the same period as the delay in registering such other equity securities.
(e) Notwithstanding anything contained herein to the contrary, the Company shall, at the request of any Holder, file any prospectus supplement or post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by such Holder if such disclosure or language was not included in the initial registration statement, or revise such disclosure or language if deemed necessary or advisable by such Holder including filing a prospectus supplement naming the Holders, partners, members and shareholders to the extent required by law. Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 2.2 without prejudice to the rights of such Holders under Section 2.1, by giving written notice to the Company of its request to withdraw; provided, however, that such request must be made in writing prior to the earlier of the execution by such Holder of the underwriting agreement or the execution by such Holder of the custody agreement with respect to such registration or as otherwise required by the underwriters.
(f) Notwithstanding anything in this Agreement to the contrary, the rights of any Holder set forth in this Agreement shall be subject to any Lock-Up Agreement that such Holder has entered into, including pursuant to the Relationship Agreements.
2.3. Allocation of Securities Included in Registration Statement or Offering.
(a) Notwithstanding any other provision of this Agreement, in connection with an underwritten offering initiated by a Demand Registration Request, if the Manager advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten (such number, the “Section 2.3(a) Sale Number”) within a price range acceptable to the Initiating Holders, the Initiating Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the Company shall use its reasonable best efforts to include in such registration or offering, as applicable, the number of shares of Registrable Securities in the registration and underwriting as follows:
(i) first, all Registrable Securities requested to be included in such registration or offering by the Holders thereof (including pursuant to the exercise of piggyback rights pursuant to Section 2.2); provided, however, that if such number of Registrable Securities exceeds the Section 2.3(a) Sale Number, the number of such Registrable Securities (not to exceed the Section 2.3(a) Sale Number) to be included in such registration shall be allocated among all such Holders requesting inclusion thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities requested to be included in such registration or offering by each Participating Holder;
(ii) second, if by the withdrawal of Registrable Securities by a Participating Holder, a greater number of Registrable Securities held by other Holders, may be included in such registration or offering (up to the Section 2.3(a) Sale Number), then the Company shall offer to all Holders who have included Registrable Securities in the registration or offering the right to include additional Registrable Securities in the same proportions as set forth in Section 2.3(a)(i);

(iii) third, to the extent that the number of Registrable Securities to be included pursuant to clause (i) and (ii)of this Section 2.3(a) is less than the Section 2.3(a) Sale Number, and if the underwriter so agrees, any securities that the Company proposes to register or sell, up to the Section 2.3(a) Sale Number; and
(iv)  fourth, to the extent that the number of securities to be included pursuant to clauses (i), (ii) and (iii) of this Section 2.3(a) is less than the Section 2.3(a) Sale Number, the remaining securities to be included in such registration or offering shall be allocated on a pro rata basis among all Persons requesting that securities be included in such registration or offering pursuant to the exercise of Additional Piggyback Rights (“Piggyback Shares”), based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(a) Sale Number.
(b) In a registration or offering made pursuant to Section 2.2 that involves an underwritten primary offering on behalf of the Company, which was initiated by the Company, if the Manager determines that marketing factors require a limitation of the number of shares to be underwritten (such number, the “Section 2.3(b) Sale Number”) in order for the sale of the securities within a price range acceptable the Company, the Company shall so advise all Holders whose securities would otherwise be registered and underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated as follows:
(i) first, all equity securities that the Company proposes to register for its own account;
(ii) second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining Registerable Securities (not to exceed the Section 2.3(b) Sale Number) to be included in the underwritten offering shall be allocated among all Holders requesting inclusion pursuant to exercise of rights under Section 2.3 in proportion, as nearly as practicable, to the respective amounts of Registrable Securities requested to be included in such registration or offering by each Participating Holder; and
(iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(b) is less than the Section 2.3(b) Sale Number, the remaining securities to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that securities be included in such registration pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares then owned by each Person requesting inclusion in relation to the aggregate number of Piggyback Shares owned by all Persons requesting inclusion, up to the Section 2.3(b) Sale Number.
(c) If any registration pursuant to Section 2.2 involves an underwritten offering by any Person(s) other than a Holder to whom the Company has granted registration rights which are not inconsistent with the rights granted in, or otherwise conflict with the terms of, this Agreement, the Manager (as selected by the Company or such other Person) shall advise the Company that, in its view, the number of securities requested to be included in such registration exceeds the number (the “Section 2.3(c) Sale Number”) that can be sold in an orderly manner in such registration within a price range acceptable to the Company, the Company shall include shares in such registration as follows:
(i) first, the shares requested to be included in such underwritten offering shall be allocated on a pro rata basis among such Person(s) requesting the registration and all Holders requesting that Registrable Securities be included in such registration pursuant to the exercise of piggyback rights pursuant to Section 2.2, based on the respective amounts of Registrable Securities requested to be included in such registration or offering by each Participating Holder, up to the Section 2.3(c) Sale Number;
(ii) second, to the extent that the number of securities to be included pursuant to clause (i) of this Section 2.3(c) is less than the Section 2.3(c) Sale Number, the remaining shares to be included in such registration shall be allocated to shares the Company proposes to register for its own account, up to the Section 2.3(c) Sale Number; and
(iii) third, to the extent that the number of securities to be included pursuant to clauses (i) and (ii) of this Section 2.3(c) is less than the Section 2.3(c) Sale Number, the remaining shares to be included in such underwritten offering shall be allocated on a pro rata basis among all Persons requesting that securities be included in such registration pursuant to the exercise of Additional Piggyback Rights, based on the aggregate number of Piggyback Shares requested to be included in such registration or offering by each Participating Holder, up to the Section 2.3(c) Sale Number.
(d) If any Holder of Registrable Securities disapproves of the terms of the underwriting, or if, as a result of the proration provisions set forth in clauses (a), (b) or (c) of this Section 2.3, any Holder shall not be entitled to include all Registrable Securities in a registration or offering that such Holder has requested be included, such Holder may elect to withdraw such Holder’s request to include Registrable Securities in such registration or offering or may reduce the number requested to be included; provided, however, that (x) such request must be made in writing, to the Company, Manager and, if applicable, the Initiating Holder(s), prior to the execution of the underwriting agreement with respect to such registration and (y) such withdrawal or reduction shall be irrevocable and, after making such withdrawal or reduction, such Holder shall no longer have any right to include such withdrawn Registrable Securities in the registration as to which such withdrawal or reduction was made to the extent of the Registrable Securities so withdrawn or reduced.
2.4. Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to use its reasonable best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Agreement, the Company shall, as expeditiously as possible (but, in any event, within 75 days after a Demand Registration Request in the case of Section 2.4(a) below), in connection with the Registration of the Registrable Securities and, where applicable, a takedown off of a shelf registration statement:
(a) prepare and file all filings with the SEC and FINRA required for the consummation of the offering, including preparing and filing with the SEC a registration statement on an appropriate registration form of the SEC for the disposition of such Registrable Securities in accordance with the intended method of disposition thereof, which registration form (i) shall be selected by the Company and (ii) shall, in the case of a shelf registration, be available for the sale of the Registrable Securities by the selling Holders thereof and such registration statement shall comply as to form in all material respects with the requirements of the applicable registration form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its reasonable best efforts to cause such registration statement to become effective and remain continuously effective from the date such registration statement is declared effective until the earliest to occur (A) the first date as of which all of the Registrable Securities included in the registration statement have been sold or (B) a period of 90 days in the case of an underwritten offering effected pursuant to a registration statement other than a shelf registration statement and a period of three years in the case of a shelf registration statement (provided, however, that as far in advance as reasonably practicable before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or state “blue sky” laws of any jurisdiction, or any free writing prospectus related thereto, the Company will furnish to one counsel for the Holders participating in the planned offering (selected by the Initiating Holders) and to one counsel for the Manager, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to the reasonable review and reasonable comment of such counsel (provided that the Company shall be under no obligation to make any changes suggested by the Holders), and the Company shall not file any registration statement or amendment thereto, any prospectus or supplement thereto or any free writing prospectus related thereto to which the Initiating Holders or the underwriters, if any, shall reasonably object);
(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith and such free writing prospectuses and Exchange Act reports as may be necessary to keep such registration statement continuously effective for the period set forth in Section 2.4(a) and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (and, in connection with any shelf registration statement, file one or more prospectus supplements pursuant to Rule 424 under the Securities Act covering Registrable Securities upon the request of one or more Holders wishing to offer or sell Registrable Securities whether in an underwritten offering or otherwise);

(c) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the Manager of such offering;
(d) furnish, without charge, to each Participating Holder and each underwriter, if any, of the securities covered by such registration statement such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), any other prospectus filed under Rule 424 under the Securities Act and each free writing prospectus utilized in connection therewith, in each case, in conformity with the requirements of the Securities Act, and other documents, as such seller and underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller (the Company hereby consenting to the use in accordance with all applicable law of each such registration statement (or amendment or post-effective amendment thereto) and each such prospectus (or preliminary prospectus or supplement thereto) or free writing prospectus by each such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or prospectus);
(e) use its reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under such other securities or state “blue sky” laws of such jurisdictions as any sellers of Registrable Securities or any managing underwriter, if any, shall reasonably request in writing, and do any and all other acts and things which may be reasonably necessary or advisable to enable such sellers or underwriter, if any, to consummate the disposition of the Registrable Securities in such jurisdictions (including keeping such registration or qualification in effect for so long as such registration statement remains in effect), except that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this paragraph (e), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;
(f) promptly notify each Participating Holder and each managing underwriter, if any: (i) when the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto, any post-effective amendment to the registration statement or any free writing prospectus has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or state securities authority for amendments or supplements to the registration statement or the prospectus related thereto or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or state “blue sky” laws of any jurisdiction or the initiation of any proceeding for such purpose; (v) of the existence of any fact of which the Company becomes aware which results in the registration statement or any amendment thereto, the prospectus related thereto or any supplement thereto, any document incorporated therein by reference, any free writing prospectus or the information conveyed to any purchaser at the time of sale to such purchaser containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not misleading; and (vi) if at any time the representations and warranties contemplated by any underwriting agreement, securities sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects; and, if the notification relates to an event described in clause (v), the Company shall promptly prepare and furnish to each such seller and each underwriter, if any, a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading;
(g) comply (and continue to comply) with all applicable rules and regulations of the SEC, and make generally available to its security holders, as soon as reasonably practicable after the effective date of the registration statement (and in any event within 45 days, or 90 days if it is a fiscal year, after the end of such 12 month period described hereafter), an earnings statement (which need not be audited) covering the period of at least 12 consecutive months beginning with the first day of the Company’s first fiscal quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;
(h) (i) (A) cause all such Registrable Securities covered by such registration statement to be listed on the principal securities exchange on which similar securities issued by the Company are then listed (if any), if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (B) if no similar securities are then so listed, to cause all such Registrable Securities to be listed on a national securities exchange and, without limiting the generality of the foregoing, take all actions that may be required by the Company as the issuer of such Registrable Securities in order to facilitate the managing underwriter’s arranging for the registration of at least two market makers as such with respect to such shares with FINRA, and
(i) comply (and continue to comply) with the requirements of any self-regulatory organization applicable to the Company, including without limitation all corporate governance requirements;
(i) cause its senior management, officers and employees to participate in, and to otherwise facilitate and cooperate with the preparation of the registration statement and prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs;
(j) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;
(k) enter into such customary agreements (including, if applicable, an underwriting agreement) and take such other actions as the Majority Participating Holders or the underwriters shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (it being understood that the Holders of the Registrable Securities which are to be distributed by any underwriters shall be parties to any such underwriting agreement and may, at their option, require that the Company make to and for the benefit of such Holders the representations, warranties and covenants of the Company which are being made to and for the benefit of such underwriters);
(l) use its reasonable best efforts (i) to obtain an opinion from the Company’s counsel, including local and/or regulatory counsel, if applicable, and a comfort letter and updates thereof from the Company’s independent public accountants who have certified the Company’s financial statements included or incorporated by reference in such registration statement, in each case, in customary form and covering such matters as are customarily covered by such opinions and comfort letters (including, in the case of such comfort letter, events subsequent to the date of such financial statements) delivered to underwriters in underwritten public offerings, which opinion and letter shall be dated the dates such opinions and comfort letters are customarily dated and otherwise reasonably satisfactory to the underwriters, if any, and to the Majority Participating Holders, and (ii) furnish to each Holder participating in the offering and to each underwriter, if any, a copy of such opinion and letter addressed to such underwriter;
(m) deliver promptly to counsel for each Participating Holder and to each managing underwriter, if any, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement, and, upon receipt of such confidentiality agreements as the Company may reasonably request, make reasonably available for inspection by counsel for each Participating Holder, by counsel for any underwriter, participating in any disposition to be effected pursuant to such registration statement and by any accountant or other agent retained by any Participating Holder or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such counsel for a Participating Holder, counsel for an underwriter, accountant or agent in connection with such registration statement;

(n) use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of the registration statement, or the prompt lifting of any suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, in each case, as promptly as reasonably practicable;
(o) provide a CUSIP number for all Registrable Securities, not later than the effective date of the registration statement;
(p) use its reasonable best efforts to make available its senior management, employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters (taking into account the needs of the Company’s businesses and the requirements of the marketing process) in marketing the Registrable Securities in any underwritten offering;
(q) promptly prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus (after the initial filing of such registration statement), and prior to the filing of any free writing prospectus, provide copies of such document to counsel for each Participating Holder and to each managing underwriter, if any, and make the Company’s representatives reasonably available for discussion of such document and make such changes in such document concerning the Participating Holders prior to the filing thereof as counsel for the Participating Holders or underwriters may reasonably request;
(r) furnish to counsel for each Participating Holder and to each managing underwriter, without charge, at least one signed copy of the registration statement and any post-effective amendments or supplements thereto, including financial statements and schedules, all documents incorporated therein by reference, the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus), any other prospectus filed under Rule 424 under the Securities Act and all exhibits (including those incorporated by reference) and any free writing prospectus utilized in connection therewith;
(s) cooperate with the Participating Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement at least two Business Days prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the instructions of the Participating Holders at least two Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;
(t) cooperate with any due diligence investigation by any Manager, underwriter or Participating Holder and make available such documents and records of the Company and its Subsidiaries that they reasonably request (which, in the case of the Participating Holder, may be subject to the execution by the Participating Holder of a customary confidentiality agreement in a form which is reasonably satisfactory to the Company);
(u) take no direct or indirect action prohibited by Regulation M under the Exchange Act;
(v) take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities;
(w) take all reasonable action to ensure that any free writing prospectus utilized in connection with any registration covered by Section 2.1 or 2.2 complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and
(x) in connection with any underwritten offering, if at any time the information conveyed to a purchaser at the time of sale includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, promptly file with the SEC such amendments or supplements to such information as may be necessary so that the statements as so amended or supplemented will not, in light of the circumstances, be misleading.
To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”) at the time any Demand Registration Request is submitted to the Company, and such Demand Registration Request requests that the Company file an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “automatic shelf registration statement”) on Form S-3 or Form F-3, as applicable, the Company shall file an automatic shelf registration statement which covers those Registrable Securities which are requested to be registered. The Company shall use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which the Registrable Securities remain Registrable Securities. If the Company does not pay the filing fee covering the Registrable Securities at the time the automatic shelf registration statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold. If the automatic shelf registration statement has been outstanding for at least three years, at the end of the third year the Company shall refile a new automatic shelf registration statement covering the Registrable Securities. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to refile the shelf registration statement on Form S-3 or Form F-3, as applicable, and, if such form is not available, Form S-1 or Form F-1, as applicable, and keep such registration statement effective during the period during which such registration statement is required to be kept effective.
If the Company files any shelf registration statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that it shall include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.
It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.1, 2.2 or 2.3 that each Participating Holder shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as the Company may from time to time reasonably request so long as such information is necessary for the Company to consummate such registration and shall be used only in connection with such registration.
If any such registration statement or comparable statement under state “blue sky” laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel, required by the Securities Act or any similar federal statute or any state “blue sky” or securities law then in force, the deletion of the reference to such Holder.
2.5. Registration Expenses. All Expenses incurred in connection with any registration, filing, qualification or compliance pursuant to Article 2 shall be borne by the Company, whether or not a registration statement becomes effective. All underwriting discounts and all selling commissions relating to securities registered by the Holders shall be borne by the holders of such securities pro rata in accordance with the number of shares sold in the offering by such Participating Holder(s). All fees and disbursements of separate counsel for the Participating Holder(s), including any local counsel, incurred in connection with any registration, filing, qualification or compliance pursuant to Article 2 shall be evenly split amongst the Participating Holder(s) and the Company, whether or not a registration statement becomes effective, up to $50,000. Any fees and disbursements of such counsel in excess of $50,000 are payable by the Participating Holder(s).
2.6. Certain Limitations on Registration Rights. In the case of any registration under Section 2.1 pursuant to an underwritten offering, or, in the case of a registration under Section 2.2, if the Company has determined to enter into an underwriting agreement in connection therewith, all securities to be included in such registration shall be subject to the underwriting agreement and no Person may participate in such registration or offering unless such Person (i) agrees to sell such Person’s securities on the basis provided therein and completes and executes all reasonable questionnaires, and other documents (including custody agreements and powers of attorney) which must be executed in connection therewith; provided, however, that all such documents shall be consistent with the provisions hereof, and (ii) provides such other information to the Company or the underwriter as may be necessary to register such Person’s securities.
2.7. Limitations on Sale or Distribution of Other Securities.
(a) Each Holder agrees, (i) to the extent requested in writing by a managing underwriter, if any, of any registration effected pursuant to Section 2.1, not to sell, transfer or otherwise dispose of, including any sale pursuant to Rule 144 under the Securities Act, any Company Shares, or any other equity security of the Company or any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering) during the time period reasonably requested by the managing underwriter, not to exceed 90 days and (ii) to the extent requested in writing by a managing underwriter of any underwritten public offering effected by the Company for its own account, not to sell any Company Shares (other than as part of such underwritten public offering) during the time period reasonably requested by the managing underwriter, which period shall not exceed 90 days subject to customary exceptions as shall be provided in the lock-up provisions contained in the underwriting agreement to be negotiated in connection with the applicable offering; and, if so requested, each Holder agrees to enter into a customary lock-up agreement with such managing underwriter.
(b) The Company hereby agrees that, if it shall previously have received a request for registration pursuant to Section 2.1 or 2.2, and if such previous registration shall not have been withdrawn or abandoned, the Company shall not sell, transfer, or otherwise dispose of, any Company Shares, or any other equity security of the Company or any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering, a registration on Form S-4 or Form S-8 or any successor or similar form which is (x) then in effect or (y) shall become effective upon the conversion, exchange or exercise of any then outstanding Company Shares Equivalent), until a period of 90 days shall have elapsed from the effective date of such previous registration.
2.8. No Required Sale. Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement. A Holder is not required to include any of its Registrable Securities in any registration statement, is not required to sell any of its Registrable Securities which are included in any effective registration statement, and may sell any of its Registrable Securities in any manner in compliance with applicable law even if such shares are already included on an effective registration statement.
2.9. Indemnification.
(a) In the event of any registration and/or offering of any securities of the Company under the Securities Act pursuant to this Article 2, the Company will, and hereby agrees to, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Holder, its directors, officers, fiduciaries, trustees, employees, shareholders, members or general and limited partners (and the directors, officers, fiduciaries, employees, shareholders, members, beneficiaries or general and limited partners thereof), any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or Exchange Act, from and against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) and expenses (including reasonable fees of counsel and any amounts paid in any settlement effected with the Company’s consent, which consent shall not be unreasonably withheld or delayed) to which each such indemnified party may become subject under the Securities Act or otherwise in respect thereof (collectively, “Claims”), insofar as such Claims arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities were registered under the Securities Act or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary or final prospectus or any amendment or supplement thereto, together with the documents incorporated by reference therein, or any free writing prospectus utilized in connection therewith, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Company will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such indemnified party in any such case to the extent such Claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in such registration statement or amendment thereof or supplement thereto or in any such prospectus or any preliminary or final prospectus or free writing prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of such indemnified party specifically for use therein. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such seller.
(b) Each Participating Holder shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of this Section 2.9) to the extent permitted by law the Company, its officers and directors, each Person controlling the Company within the meaning of the Securities Act, each underwriter (within the meaning of the Securities Act) of the Company’s securities covered by such a registration statement, any Person who controls such underwriter, and any other Holder selling securities in such registration statement and each of its directors, officers, partners or agents or any Person who controls such Holder (i) with respect to any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, such registration statement, any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any free writing prospectus utilized in connection therewith, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Participating Holder, specifically for use therein and (ii) only in the case of non-underwritten shelf takedowns, with respect to compliance by such Holder with applicable laws in effecting the sale or other disposition of the securities covered by such registration statement, and reimburse such indemnified party for any legal or other expenses reasonably incurred in connection with investigating or defending any such Claim as such expenses are incurred; provided, however, that the aggregate amount which any such Participating Holder shall be required to pay pursuant to this Section 2.9(b) and 2.9(c) and (e) shall in no case be greater than the amount of the net proceeds actually received by such Participating Holder upon the sale of the Registrable Securities pursuant to the registration statement giving rise to such Claim. Such indemnity and reimbursement of expenses shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder.
(c) Indemnification similar to that specified in the preceding paragraphs (a) and (b) of this Section 2.9 (with appropriate modifications) shall be given by the Company and each Participating Holder with respect to any required registration or other qualification of securities under any applicable securities and state “blue sky” laws.
(d) Any Person entitled to indemnification under this Agreement shall notify promptly the indemnifying party in writing of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 2.9, but the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 2.9, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Article 2. In case any action or proceeding is brought against an indemnified party, the indemnifying party shall be entitled to (x) participate in such action or proceeding and (y) unless, in the reasonable opinion of outside counsel to the indemnified party, a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, assume the defense thereof jointly with any other indemnifying party similarly notified, with counsel reasonably satisfactory to such indemnified party. The indemnifying party shall promptly notify the indemnified party of its decision to assume the defense of such action or proceeding. If, and after, the indemnified party has received such notice from the indemnifying party, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action or proceeding other than reasonable costs of investigation; provided, however, that (i) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal or equitable defenses available to such indemnified party which are not available to the indemnifying party or which may conflict with those available to another indemnified party with respect to such Claim; or (ii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction, except to the extent any indemnified party or parties reasonably shall have made a conclusion described in clause (i) or (ii) above) and the indemnifying party shall be liable for any expenses therefor. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim), unless such settlement or compromise (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party. The indemnity obligations contained in Sections 2.9(a) and 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the indemnified party which consent shall not be unreasonably withheld.
(e) If for any reason the foregoing indemnity is held by a court of competent jurisdiction to be unavailable to an indemnified party under Section 2.9(a), (b) or (c), then each applicable indemnifying party shall contribute to the amount paid or payable to such indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to such Claim as well as any other relevant equitable considerations. The relative fault shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. If, however, the allocation provided in the second preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if any contribution pursuant to this Section 2.9(e) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentences of this Section 2.9(e). The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything in this Section 2.9(e) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this Section 2.9(e) to contribute any amount greater than the amount of the net proceeds actually received by such indemnifying party upon the sale of the Registrable Securities pursuant to the registration statement giving rise to such Claim, less the amount of any indemnification payment made by such indemnifying party pursuant to Section 2.9(b) and (c).
(f) The indemnity and contribution agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract (except as set forth in subsection (h) below) and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Securities by any such party and the completion of any offering of Registrable Securities in a registration statement.

(g) The indemnification and contribution required by this Section 2.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred; provided, however, that the recipient thereof hereby undertakes to repay such payments if and to the extent it shall be determined by a court of competent jurisdiction that such recipient is not entitled to such payment hereunder.
(h) If a customary underwriting agreement shall be entered into in connection with any registration pursuant to Section 2.1 or 2.2, the indemnity, contribution and related provisions set forth therein shall supersede the indemnification and contribution provisions set forth in this Section 2.9.
3. Underwritten Offerings.
3.1. Requested Underwritten Offerings. If the Initiating Holders request an underwritten offering pursuant to a registration under Section 2.1 (pursuant to a request for a registration statement to be filed in connection with a specific underwritten offering or a request for a shelf takedown in the form of an underwritten offering), the Company shall enter into a customary underwriting agreement with the underwriters. Such underwriting agreement shall (i) be satisfactory in form and substance to the Majority Participating Holders, (ii) contain terms not inconsistent with the provisions of this Agreement and (iii) contain such representations and warranties by, and such other agreements on the part of, the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities and contribution agreements on substantially the same terms as those contained herein. Every Participating Holder shall be a party to such underwriting agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also shall be made to and for the benefit of such Participating Holder and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Participating Holder; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a Participating Holder for inclusion in the registration statement. Each such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Participating Holder, its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement for indemnity, contribution or otherwise shall be limited to the amount of the net proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the registration statement and shall be limited to liability for written information specifically provided by such Participating Holder for use in the registration statement and prospectus.
3.2. Piggyback Underwritten Offerings. In the case of a registration pursuant to Section 2.2 which involves an underwritten offering, if the Company shall enter into an underwriting agreement in connection therewith, then all of the Participating Holders’ Registrable Securities to be included in such registration shall be subject to such underwriting agreement. Any Participating Holder may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Participating Holder and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Participating Holder; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a Participating Holder for inclusion in the registration statement. Each such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Participating Holder, its ownership of and title to the Registrable Securities, any written information specifically provided by such Participating Holder for inclusion in the registration statement and its intended method of distribution; and any liability of such Participating Holder to any underwriter or other Person under such underwriting agreement for indemnity, contribution or otherwise shall be limited to the amount of the net proceeds received by such Participating Holder upon the sale of the Registrable Securities pursuant to the registration statement and shall be limited to liability for written information specifically provided by such Participating Holder for use in the registration statement and prospectus.

4. General.
4.1. Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, share exchange, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, Registrable Securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.
4.2. Rule 144 and Rule 144A. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act in respect of the Company Shares or Company Shares Equivalents, the Company covenants that (i) so long as it remains subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 under the Securities Act, as such Rule may be amended (“Rule 144”)) or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales by such Holder under Rule 144, Rule 144A under the Securities Act, as such Rule may be amended (“Rule 144A”), or any similar rules or regulations hereafter adopted by the SEC, and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144, (B) Rule 144A or (C) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 or Form F-3, as applicable (at any time after it so qualifies), a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.
4.3.  Amendments and Waivers; Termination. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Holders of a majority of the Registrable Securities; provided, however, that no amendment or waiver shall be effective if such amendment or waiver results in a disproportionate adverse effect on any non-consenting Holder, unless the written consent of such non-consenting Holder has been duly obtained. Any amendment or waiver effected in accordance with this Section 4.3 shall be binding upon each Holder and the Company. Any waiver of any breach or default by any other party of any of the terms of this Agreement effected in accordance with this Section 4.3 shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties hereto or from any failure by any party to assert its or his or her rights hereunder on any occasion or series of occasions. This Agreement will terminate upon the earlier of (i) the fifth (5th) anniversary of the Merger and (ii) as to any Holder, the date on which no Registrable Securities are held by such Holder.
4.4. Registrable Securities held by Nominee. If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement (or any determination of any number or percentage of shares constituting Registrable Securities held by any Holder or Holders of Registrable Securities contemplated by this Agreement); provided, however, that the Company shall have received evidence reasonably satisfactory to it of such beneficial ownership.
4.5. Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be given, made or delivered (and shall be deemed to have been duly given, made or delivered upon receipt) by personal hand-delivery, by facsimile transmission, by electronic mail, by mailing the same in a sealed envelope, by air courier guaranteeing overnight delivery, in each case addressed to the Company at the address set forth below or to the applicable Holder at the address indicated on Schedule A hereto (or at such other address for a Holder as shall be specified by like notice): if to the Company, to it at:Aebi Schmidt Holding AG
Schulstrasse 4
CH-8500 Frauenfeld
Switzerland
Attention: Barend Fruithof
     Thomas Schenkirsch
E-mail:  Barend.Fruithof@aebi-schmidt.com
     Thomas.Schenkirsch@aebi-schmidt.com
with a copy (which shall not constitute notice) to:
Wuersch & Gering LLP
100 Wall Street, 10th Floor
New York, New York 10005
Attention: Daniel A. Wuersch
     Jake Brown
E-mail:  daniel.wuersch@wg-law.com
     jake.brown@wg-law.com
Bär & Karrer AG
Brandschenkestrasse 90
CH-8002 Zurich, Switzerland
Attention: Rolf Watter
     Urs Kägi
E-mail:  rolf.watter@baerkarrer.ch
     urs.kaegi@baerkarrer.ch
4.6. Successors and Assigns.
(a) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns.
(b) A Holder may not Transfer his, her or its rights under this Agreement except to a Permitted Transferee (as defined in the applicable Relationship Agreements).
(c) Notwithstanding anything to the contrary contained in this Section 4.6, any Holder may elect to transfer all or a portion of its Registrable Securities to any third party without assigning its rights hereunder with respect thereto, provided that in any such event all rights under this Agreement with respect to the Registrable Securities so transferred shall cease and terminate.
4.7. Limitations on Subsequent Registration Rights. From and after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public, the Company may, without the prior written consent of the Holders, enter into any agreement with any holder or prospective holder of any securities of the Company which provides such holder or prospective holder of securities of the Company comparable, but not conflicting, registration rights granted to the Holders hereby.
4.8. Entire Agreement. This Agreement, the Relationship Agreements and the other agreements referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede any prior agreement or understanding among them with respect to the matters referred to herein.
4.9. Governing Law; Waiver of Jury Trial; Jurisdiction.
(a) Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the State of New York, excluding any conflict-of-laws rule or principle (whether of New York or any other jurisdiction) that might refer the governance or the construction of this Agreement to the law of another jurisdiction.

(b) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. The Company or any Holder may file an original counterpart or a copy of this Section 4.9(b) with any court as written evidence of the consent of any of the parties hereto to the waiver of their rights to trial by jury.
(c) Jurisdiction. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of New York located in the county and city of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of New York located in the county and city of New York and (iv) to the fullest extent permitted by law, consents to service being made through the notice procedures set forth in Section 4.4. Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 4.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.
4.10. Interpretation; Construction.
(a) The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
4.11. Counterparts. This Agreement may be executed (including by facsimile transmission or other electronic signature of this Agreement signed by such party (via PDF, TIFF, JPEG or the like)) with counterpart pages or in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement, it being understood that both parties need not sign the same counterpart.
4.12. Severability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, such provision shall be construed by limiting it so as to be valid, legal and enforceable to the maximum extent provided by law and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.
4.13. Specific Performance. It is hereby agreed and acknowledged that it will be impossible to measure the money damages that would be suffered if the parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved party will be irreparably damaged and will not have an adequate remedy at law. Each party hereto shall, therefore, be entitled (in addition to any other remedy to which such party may be entitled at law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.
4.14. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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AEBI SCHMIDT HOLDING AG

By:
Name:
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[Signature Page to Registration Rights Agreement]

GEBUKA AG

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By:
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[Signature Page to Registration Rights Agreement]

PCS HOLDING AG

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[Signature Page to Registration Rights Agreement]

PETER SPUHLER

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Annex E
Execution Version
SUPPORT AGREEMENT
This SUPPORT AGREEMENT (this “Agreement”), dated as of December 16, 2024, is entered into by and among The Shyft Group Inc., a Michigan corporation (“Shyft”), PCS Holding AG, a Swiss Aktiengesellschaft (“PCS”), Peter Spuhler (“PS”), Barend Fruithof (“BF”) and Gebuka AG, a Swiss Aktiengesellschaft (“Gebuka”) that are shareholders in Aebi Schmidt Holding AG, a Swiss Aktiengesellschaft (“Aebi Schmidt”) and that have become parties to this Agreement by virtue of executing a counterpart hereto (each PCS, PS, BF and Gebuka, a “Covered Person”). Any capitalized term that is used, but not defined, herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).
WHEREAS, Aebi Schmidt, Shyft, ASH US Group, LLC, a newly formed Delaware limited liability company and direct, wholly owned Subsidiary of Aebi Schmidt (“Holdco”), and Badger Merger Sub Inc., a newly formed Michigan corporation and direct, wholly owned Subsidiary of Holdco (“Merger Sub”) have, prior to or concurrently with the execution and delivery hereof, entered or will enter into an Agreement and Plan of Merger dated as of the date hereof (as amended or modified from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into Shyft, with Shyft surviving the merger as a direct, wholly owned Subsidiary of Holdco and an indirect, wholly owned Subsidiary of Aebi Schmidt, on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as an inducement to Shyft’s willingness to enter into the Merger Agreement and the other Ancillary Agreements to which it is a party, each Covered Person, has agreed to execute and deliver this Agreement; and
WHEREAS, as of the date hereof, each Covered Person is, and as of the Closing Date, each Covered Person will be (subject to transfer between BF and other Covered Persons permitted under Section 5 and any additional shares or effect of share adjustment pursuant to Section 7), the record and beneficial holder of the number of shares of Aebi Schmidt Common Stock and, if applicable, the number of Aebi Schmidt Equity Awards, in each case, set forth in Annex I hereto (all such shares of Aebi Schmidt Common Stock and Aebi Schmidt Equity Awards and all other Equity Interests of Aebi Schmidt or any of its Subsidiaries held by such Covered Person, including (i) any Equity Interests of Aebi Schmidt or any of its Subsidiaries acquired by such Covered Person after the date hereof, and (ii) any Equity Interests of Aebi Schmidt or any of its Subsidiaries issued upon conversion or exercise of any of the foregoing, such Covered Person’s “Covered Securities”).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged and agreed), each of the parties hereto, intending to be legally bound, hereby agree as follows:
1. Voting and other Support.
(a) Voting. Each Covered Person agrees (i) at any meeting of the shareholders of Aebi Schmidt at which any transaction or other matter contemplated by the Merger Agreement or the Ancillary Agreements is proposed to be voted on, to be present or to cause all its shares of Aebi Schmidt Common Stock to be represented and to vote or cause to be voted (including by written consent) all its shares of Aebi Schmidt Common Stock in favor of such proposed transaction or other matter, including in particular (but not limited to) (1) the amendment of the articles of incorporation of Aebi Schmidt as contemplated by Section 7.14 of the Merger Agreement (2) the share combination and share split (ratio 2:15) as well as the ordinary capital increase by issuing a number of shares of Aebi Schmidt New Common Stock necessary such that the total number of issued and outstanding shares of Aebi Schmidt New Common Stock as of immediately following the Effective Time equals approximately 77,599,384 (to be adjusted as necessary depending on the number of shares of Shyft Common Stock issued and outstanding as of immediately prior to the Effective Time, other than the Excluded Shares, to be converted pursuant to this Agreement) (3) the change of the currency of the share capital from CHF to USD as well as a capital decrease (with allocation of the reduction amount to the capital reserve) to round down the nominal value of Aebi Schmidt Common Stock to USD 1.00 , and (4) the election of the members of the Board of Directors of Aebi Schmidt effective upon Closing in accordance with Section 7.14 of the Merger Agreement) and (5) any matter required or desirable for the registration of the shares of Aebi Schmidt Common Stock with the SEC and the listing of such shares on Nasdaq.

b) Other support. Furthermore, each Covered Person agrees at any relevant meeting of the shareholders of Aebi Schmidt, to be present or to cause all its shares of Aebi Schmidt Common Stock to be represented and to vote or cause to be voted (including by written consent), all of its shares of Aebi Schmidt Common Stock against (1) any Aebi Schmidt Acquisition Proposal, (2) any reorganization, recapitalization, liquidation or winding-up of Aebi Schmidt or any other extraordinary transaction involving Aebi Schmidt, (3) any action, agreement or transaction involving Aebi Schmidt or its Affiliates that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger and the other Transactions, and (4) any action or agreement that would reasonably be expected to result in a breach or violation of any covenant, representation or warranty or any other obligation of such Covered Person contained in this Agreement.
(c) Adherence to Agreements. Each Covered Person agrees to (i) enter at Closing into the applicable Relationship Agreement and take any other action required to be taken from the date hereof through the Closing in their capacities as shareholders of Aebi Schmidt, (ii) to the extent within its powers (including, if such Covered Person is a director or officer of Aebi Schmidt, Holdco or Merger Sub, by exercising such Covered Person’s powers as director or officer accordingly and if any Representatives of such Covered Person hold any office as director or officer of Aebi Schmidt, HoldCo or Merger Sub, by giving directions to such Representatives consistent with this obligation, in each case subject to any applicable fiduciary duties), cause the Board of Directors of Aebi Schmidt to convene the extraordinary shareholders’ meeting and submit the relevant proposals to a vote, and (iii) take any action reasonably requested by Shyft and within the reasonable powers of such Covered Person to make effective the Merger and the other Transactions contemplated by the Merger Agreement or the Ancillary Agreements.
2. Representations and Warranties. Each Covered Person hereby makes the representations and warranties set forth on Annex II hereto, severally and not jointly, to Shyft, as of the date hereof and as of the Closing, and as to itself, himself or herself only. Shyft hereby makes the representations and warranties set forth on Annex III, to each Covered Person, as of the date hereof and as of the Closing.
3. Actions.
(a) Each Covered Person acknowledges and agrees that such Person will not bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, suit, order or proceeding, at law or in equity and whether derivative or otherwise, in any court or before any Governmental Authority, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, including any such claim (i) which challenges the validity of or seeks to enjoin the valid operation of any provision of this Agreement, the Merger Agreement or any of the other Ancillary Agreements, (ii) which seeks to invalidate, declared null and void or otherwise challenge the resolutions of the shareholders' meeting or meetings or the boards of directors of Aebi Schmidt (in particular those referred to in Section 1(a) above), HoldCo or MergerSub contemplated by the Merger Agreement or the Ancillary Agreements or otherwise taken by them in furtherance of the Merger in accordance with the terms of the Merger Agreement, or (iii) alleging a breach of any fiduciary or other duty of the Board of Directors of Aebi Schmidt in connection with the Merger Agreement or the Transactions, provided that nothing herein shall exclude any action based on grounds reserved by mandatory law such as fraud or duress. Such Covered Person hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing.
(b) Each Covered Person hereby covenants and agrees that such Person shall not take any action that would prevent, or would reasonably be expected to delay in any material respect, the Merger and the other Transactions.
4. Disclosure. Each Covered Person hereby (i) authorizes Shyft and Aebi Schmidt to publish and disclose in any press release, announcement or other disclosure in connection with the Transactions, including the Proxy Statement, Registration Statement and any other applicable filings under the Exchange Act or the Securities Act, such Covered Person’s identity and ownership of shares of Aebi Schmidt Common Stock and the nature of its obligations under this Agreement, and (ii) agrees that it shall promptly (A) furnish to Shyft and Aebi Schmidt any information that Shyft and Aebi Schmidt may reasonably request for the preparation of any such announcement or disclosure and (B) notify Shyft and Aebi Schmidt of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
5. Transfer Restrictions. Except as contemplated by this Agreement or with the prior written consent of Shyft (which it may withhold in its sole discretion), each Covered Person agrees not to take any action to, directly or indirectly, (i) offer or contract to sell, sell, assign, transfer, pledge, encumber, subject to a Lien or otherwise dispose of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), (ii) deposit into a voting trust or enter into a voting agreement or arrangement with respect to any such securities or grant any proxy, power of attorney or any other authorizations or consents with respect thereto, (iii) enter into any contract, option or other arrangement, understanding or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in or the voting of such securities or (iv) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, in each case, whether any such transaction described in clauses (i) through (iv) above is to be settled by delivery of securities, in cash or otherwise, and whether any such transaction is made or executed by or on behalf of someone other than such Covered Person (any such transaction of any type described in the foregoing clauses (i) through (iv), a “Transfer”) any of its Covered Securities (or any beneficial ownership therein or portion thereof) provided that (i) BF shall be permitted to Transfer up to 100,000 Covered Securities (such number to be adjusted to reflect any stock split, if applicable) to (a) PCS or its Affiliates and (b) Gebuka or its Affiliates and (ii) PCS and Gebuka AG (including their respective Affiliates) shall each be permitted to purchase and receive from BF such Transferred Covered Securities.
6. No Solicitation. No Covered Person shall take any action that Aebi Schmidt would then be prohibited from taking under Section 5.02 of the Merger Agreement (“Non-solicitation by Aebi Schmidt”1).
7. Further Assurances. Each Covered Person will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the Transactions.
8. Additional Shares; Adjustments.
(a) Additional Shares. If any Covered Person acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional shares of Aebi Schmidt Common Stock or other voting interests with respect to Aebi Schmidt, such shares of Aebi Schmidt Common Stock or voting interests shall, without further action of the parties, be deemed Covered Securities, the number of shares of Aebi Schmidt Common Stock held by such Covered Persons shall be deemed amended accordingly, and such shares of Aebi Schmidt Common Stock or voting interests shall automatically become subject to the terms of this Agreement. Each Covered Person shall promptly notify Shyft of any such event.
1 Section 5.02 of the Merger Agreement reads the following:
(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Aebi Schmidt shall not, and shall cause its Subsidiaries and controlled Affiliates, and its and their respective equityholders, officers and directors not to, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective other Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Aebi Schmidt Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to an Aebi Schmidt Acquisition Proposal; (ii) continue, conduct, engage, enter into or participate in any discussions or negotiations with, furnish any information relating to Aebi Schmidt or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Aebi Schmidt or any of its Subsidiaries to, otherwise cooperate in any way with, any Third Party (or its potential source of financing) that Aebi Schmidt knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, an Aebi Schmidt Acquisition Proposal; (iii) enter into or approve, recommend or declare advisable for Aebi Schmidt or any of its Subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement or any other similar agreement relating to or constituting an Aebi Schmidt Acquisition Proposal; or (iv) approve, authorize, resolve, propose or agree to do any of the foregoing.
(b) Aebi Schmidt shall, and shall cause its Subsidiaries, and shall direct its and their respective Representatives, to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Aebi Schmidt Acquisition Proposal. To the extent that it has not done so prior to the date hereof, Aebi Schmidt shall promptly request that each Third Party, if any, that has executed a confidentiality agreement with Aebi Schmidt or its Affiliates within the 12-month period prior to the date hereof in connection with its consideration of any Aebi Schmidt Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Aebi Schmidt or any of its Subsidiaries.

(b) Adjustments. In the event of any stock split, stock dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the capital stock of Aebi Schmidt on, of or affecting the Covered Securities, then the terms of this Agreement shall apply to the Covered Securities received in respect of the Covered Securities by such Covered Person immediately following the effectiveness of the events described in this Section 8, as though they were Covered Securities hereunder.
9. Limitation on Shyft’s Liability. Each of the parties hereto acknowledges and agrees that Shyft does not have any obligation by virtue of this Agreement to effect the Closing, and neither Shyft nor any of its Affiliates nor any of their respective directors, officers, employees or agents shall have any liability whatsoever hereunder, or in connection herewith or otherwise, for any failure to effect the Closing (whether or not such failure is (or is deemed to be) in breach of the Merger Agreement, this Agreement or otherwise). For the avoidance of doubt, this Section 9 shall not affect or prejudice any claim of Aebi Schmidt against Shyft or any liability of Shyft towards Aebi Schmidt under or in connection with the Merger Agreement.
10. Specific Performance.
(a) Subject to Section 10(b), (i) each party hereto acknowledges and agrees that the other parties would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, (ii) therefore, notwithstanding anything to the contrary set forth in this Agreement, each party hereto hereby agrees that the other parties shall be entitled to seek an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement and/or specific performance by any other party.
(b) Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Covered Person or any other Person have any right whatsoever to cause Shyft or any of its Affiliates to consummate the Closing, and in no event shall any other party hereto or any other Person be entitled to seek or obtain any injunction or injunctions to compel Shyft or any of its Affiliates to consummate the Closing, except for the right of Aebi Schmidt to seek specific performance of the obligations of Shyft pursuant to the express terms of Section 10.09 of the Merger Agreement (but subject to the limitations set forth therein), without prejudice to the contractual rights of Aebi Schmidt arising under or in connection with the Merger Agreement (including a remedy of Aebi Schmidt to require specific performance, if available).
11. Governing Law; Exclusive Jurisdiction; WAIVER OF JURY TRIAL.
(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION. Each of the parties hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject to jurisdiction thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any state court located in the State of Delaware). The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Applicable Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in such manner as may be permitted by Applicable Law shall be valid and sufficient service thereof.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.
(c) EACH COVERED PERSON HEREBY IRREVOCABLY DESIGNATES UNITED CORPORATE SERVICES, INC. (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 874 WALKER ROAD, SUITE C, DOVER, DE 19904, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT. EACH COVERED PERSON SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY SHALL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.
12. Termination. This Agreement shall automatically terminate and be of no further force or effect upon: (a) the Effective Time; (b) the date on which the Merger Agreement terminates in accordance with its terms or (c) the termination of this Agreement by mutual written consent of the parties hereto; provided, that nothing set forth in this Section 12 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.
13. Counterparts; Entire Agreement; Amendment, Form.
(a) This Agreement may be executed in any number of counterparts (including by electronic means) each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument, and all of which shall collectively be considered one and the same agreement. This Agreement, together with the Merger Agreement and any other Ancillary Agreements to which the parties hereto are party, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, whether written, oral or implied, between or among any of the parties with respect to the subject matter hereof and shall not be assigned by operation of law or otherwise. This Agreement, including this Section 13 may be amended or waived only by, in the case of an amendment, an instrument in writing signed by Shyft, on the one hand, and each Covered Person to which such amendment will be effective, on the other hand and, in the case of a waiver by the party against whom the waiver is to be effective.
(b) To the extent permitted by applicable law, this Agreement may be signed in person or by means of electronic signature or e-signature, be it a qualified or simple (non-recognized) electronic signature (including

DocuSign), or by other physical or electronic addition of a signature. This Agreement may be delivered by electronic transmission (e.g., email delivery in .pdf format or similar format). Any copy so signed and delivered shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof signed and delivered in person.
14. Interpretation. Section 10.01 of the Merger Agreement is incorporated herein by reference, mutatis mutandis.
15. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
16. Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns; provided that no party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without Shyft’s prior written consent. The Covered Persons agree to be responsible for compliance with this Agreement by any Affiliate of the Covered Person, and any breach of this Agreement by any such Affiliates shall be deemed a breach by the Covered Person.
17. Trusts. If applicable, for purposes of this Agreement, each Covered Person with respect to any Covered Securities held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.
[Signature Pages Follow]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

THE SHYFT GROUP, INC.

By:	/s/ John Dunn
Name: John Dunn
Title: President and Chief Executive Officer

Address for notices:

The Shyft Group, Inc. 41280 Bridge Street Novi, Michigan 48375 Attention: Josh Sherbin Email: josh.sherbin@theshyftgroup.com with a copy to:

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Attention: James P. Dougherty Email: james.dougherty@davispolk.com

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

PCS Holding AG

By:	/s/ Peter Spuhler
Peter Spuhler
Chair of the Board of Directors

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

Gebuka AG

By:	/s/ Dr. Gerold Büttiker
Dr. Gerold Büttiker
Chair of the Board of Directors

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

/s/ Peter Spuhler
Peter Spuhler

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

/s/ Barend Fruithof
Barend Fruithof

[Signature Page to Support Agreement]

Annex F

Statuten der Aebi Schmidt Holding AG mit Sitz in Frauenfeld (Schweiz)	Articles of Association of Aebi Schmidt Holding AG with legal seat in Frauenfeld (Switzerland)

1. Firma, Sitz, Dauer und Zweck der Gesellschaft	1. Name, legal seat, duration and purpose of the Company

Artikel 1 Firma, Sitz und Dauer	Article 1 Name, legal seat and duration

Auf Grundlage der nachfolgenden Bestimmungen und derjenigen des Schweizerischen Obligationenrechts (OR) besteht, auf unbeschränkte Dauer, mit Sitz in Frauenfeld, eine Aktiengesellschaft unter der Firma

Aebi Schmidt Holding AG.

There exists, by the name of

Aebi Schmidt Holding AG

a company limited by shares under Swiss law in accordance with the following provisions and those of the Swiss Code of Obligations (CO). The Company has its legal seat and registered office in Frauenfeld, Switzerland, and is of unlimited duration.

Artikel 2 Zweck	Article 2 Purpose

(1)
Zweck der Gesellschaft ist die direkte oder indirekte Beteiligung an, die Finanzierung und der Verkauf von in- und ausländischen Gesellschaften aller Art, sowie die Überwachung und Koordination dieser Beteiligungen.
(1) The purpose of the Company is to directly or indirectly invest in, finance, sell domestic and foreign companies of any kind, and to monitor or manage such investments.
(2)
Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten oder in solche investieren und alle Geschäfte tätigen und Verträge eingehen, die direkt oder indirekt mit ihrem Zweck in Zusammenhang stehen. Die Gesellschaft kann Grundeigentum und andere materielle oder immaterielle Vermögenswerte erwerben, belasten, veräussern und verwalten. Sie kann auch Finanzierungen für eigene oder fremde Rechnung vornehmen sowie für die Verbindlichkeiten von Tochtergesellschaften und Dritten Garantien und Bürgschaften eingehen und Sicherheiten stellen.

(2)
The Company may establish or invest in branches and subsidiaries in Switzerland and abroad and conduct all business and enter into any agreements that are directly or indirectly related to its purpose. The Company may acquire, encumber, sell and manage real estate and other tangible and intangible assets. It may also provide financing for its own or a third party's account, as well as issue guarantees and suretyships and provide collateral for the liabilities of subsidiaries and third parties.

2. Aktienkapital und Aktien	2. Share capital and shares

Artikel 3 Aktienkapital[1]	Article 3 Issued share capital

(1) Das Aktienkapital der Gesellschaft beträgt USD [•], eingeteilt in [•] voll einbezahlte und auf den Namen lautende Aktien von USD 1.00 Nennwert.	(1) The share capital of the Company amounts to USD [•], divided into [•] fully paid-up registered shares with a nominal value of USD 1.00 each.
(2)
Die Aktien sind unteilbar. Die Gesellschaft anerkennt für jede Aktie nur einen Berechtigten. Mit dem Aktienerwerb anerkennt der Aktionär die Statuten und die rechtsgültigen Beschlüsse der Gesellschaft. Als Aktionär gilt gegenüber der Gesellschaft nur, wer gültig im Aktienbuch eingetragen ist. Name und Adresse des Aktionärs sind in das Aktienbuch der Gesellschaft einzutragen. Die Bestimmungen dieser Statuten über den Aktionär gelten sowohl für den Eigentümer als auch für den Nutzniesser von Aktien.

(2)
The shares are indivisible. The Company recognises only one authorized shareholder for each share. By acquiring a share or shares, the shareholder acknowledges the Articles of Association and all the legally valid resolutions of the Company. The Company recognises as shareholders only those individuals or companies with a valid entry in the share register. The name and address of each shareholder are entered in the Company's share register. The provisions of these Articles of Association concerning shareholders apply to both the owners and the usufructuaries of the Company's shares.

Artikel 3a Bedingtes Kapital	Article 3a Conditional capital

(1)
Das Aktienkapital der Gesellschaft wird im Maximalbetrag von USD 38'700'000.00 erhöht durch Ausgabe von höchstens 38'700'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je USD 1.00 bis zu einem Betrag von USD 116'299'384.00 (entsprechend höchstens 116'299'384 Namenaktien) durch Ausübung von Rechten oder Anwartschaften auf Erwerb von Aktien (nachfolgend “Erwerbsrechte” genannt), welche:

(1)
The share capital of the Company may be increased by up to USD 38'700'000.00 through the issuance of up to 38'700'000 fully-paid-up registered shares with a nominal value of USD 1.00 each, up to the amount of USD 116'299'384.00 (corresponding to up to 116'299'384 registered shares) by exercising rights or entitlements to acquire shares (hereinafter referred to as “Share Related Rights”), which are:

a. den Aktionären eingeräumt werden (nachfolgend “Aktionärsoptionen” genannt);	a. granted to shareholders (hereinafter referred to as “Shareholders Options”);
  b.
den Mitarbeitern oder, Mitgliedern des Verwaltungsrates der Gesellschaft oder von Konzerngesellschaften oder anderen Rechtseinheiten, an denen die Gesellschaft direkt oder indirekt zu mindestens 50% beteiligt ist, eingeräumt oder auferlegt werden (inklusive, zur Vermeidung von Zweifeln, solche, welche den Mitarbeitern oder Mitgliedern des Verwaltungsrates der vormaligen Shyft-Gruppe unter den Mitarbeiterbeteiligungs- und Optionsplänen der “The Shyft Group, Inc." (welche mit der Gesellschaft zusammengeschlossen wurde)

  b.
granted or imposed to employees or, members of the Board of Directors of the Company or of consolidated subsidiaries or other entities in which the Company has a direct or indirect stake of at least 50% (including, for the avoidance of doubt, as granted or imposed under the employee participation or stock option plans of the “The Shyft Group, Inc.” (which has been combined with the Company) to employees or members of the board of directors of the Shyft Group);

[1]
Die Eintragung von Art. 3 steht unter der Bedingung, dass gleichzeitig auch die Kapitalherabsetzung (Herabsetzung des Nennwerts) und der Wechsel der Währung des Aktienkapitals in U.S. Dollar gemäss den Beschlüssen vom 13. Februar 2025 umgesetzt wird.

eingeräumt oder auferlegt wurden);
  c.
in Verbindung mit Anleihens- oder ähnlichen Instrumenten, einschliesslich Wandel- oder Optionsanleihen, Darlehen oder anderer Finanzierungsinstrumente der Gesellschaft oder von Konzerngesellschaften (zusammen nachfolgend “aktiengebundene Finanzierungsinstrumente” genannt) eingeräumt oder auferlegt werden;

  c.
granted or imposed in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments of the Company or of consolidated subsidiaries (hereinafter collectively the “Equity-Linked Financing Instruments”);

d. an beliebige Personen (seien es Aktionäre oder Dritte) eingeräumt werden (nachfolgend “Warrants” genannt).	d. granted to any persons (whether shareholders or third parties) (hereinafter referred to as “Warrants”).
(2) Dieser Artikel 3a gilt sinngemäss auch bei Wandel- und Erwerbspflichten, zu welchen sich die Personen gemäss diesem Artikel 3a Abs. 1 lit. a anstelle von Erwerbsrechten verpflichten.	(2) This article 3a shall apply mutatis mutandis to conversion and purchase obligations which persons under this article 3a para. 1 lit. a are subject to in lieu of Share Related Rights.
(3)
Das Bezugsrecht der Aktionäre ist ausgeschlossen. Bei Aktionärsoptionen ist indessen jeder Aktionär berechtigt, den Teil der Aktionärsoptionen zu beziehen, welcher seiner bisherigen Beteiligung entspricht; vorbehalten bleibt die Ausgabe von Warrants.

(3)
Existing shareholders' subscription rights are excluded. In the case of Shareholder Options, however, each shareholder shall be entitled to subscribe for that part of the Shareholders' Options which corresponds to its previous shareholding; the issue of Warrants shall remain reserved.

(4)
Der Verwaltungsrat ist ermächtigt, bei der Ausgabe von aktiengebundenen Finanzierungsinstrumenten und bei Warrants das Vorwegzeichnungsrecht der Aktionäre zu beschränken oder aufzuheben im Zusammenhang mit
(4) The Board of Directors is authorized to restrict or cancel shareholders' advance subscription rights when issuing Equity-Linked Financing Instruments and Warrants in connection with
a. der Finanzierung (einschliesslich Refinanzierung) des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft, oder	a. the financing (including refinancing) of the acquisition of companies, parts of companies, participations or new investment projects of the Company, or
b. der Emission von Anleihens- oder ähnlichen Obligationen auf nationalen oder internationalen Kapitalmärkten oder der Ausgabe an einen oder mehrere strategische Investoren oder Finanzinvestoren.	b. the issue of bonds of similar debt instruments on national or international capital markets or to one or more strategic or financial investors.
(5) Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, sind	(5) Insofar as the advance subscription right is excluded, the following conditions shall apply:
a. die aktiengebundenen Finanzierungsinstrumente zu Marktbedingungen zu platzieren;	a. the Equity-Linked Financing Instruments are to be placed at market conditions;
  b.
die Ausübungsfrist der Wandelrechte auf höchstens 20 Jahre und jene der Optionsrechte auf höchstens 10 Jahre ab dem Zeitpunkt der Emission der betreffenden Anleihe (oder einer Neufestsetzung der Bedingungen) anzusetzen; und

  b.
the exercise period of the conversion rights is to be set at a maximum of 20 years and that of the option rights at a maximum of 10 years from the date of the respective debt issue (or of a re-setting of the terms and conditions); and

  c.
der Wandel- oder Ausübungspreis oder die Berechnungsmethode eines solchen Preises für die neuen Aktien entsprechend Marktbedingungen und -praxis im Zeitpunkt der Emission der aktiengebundenen Finanzierungsinstrumente, der Neufestsetzung der Bedingungen oder der Ausgabe von neuen Aktien festzulegen.

  c.
the conversion or exercise price or the calculation methodology for such price for the new shares is to be set in line with market conditions and practice prevailing at the time of the issue of the Equity-Linked Financing Instruments or a re-setting of the terms and conditions, or of the new shares.

(6) Die Ausübung der Erwerbsrechte sowie der Verzicht auf diese hat mittels schriftlicher Erklärung an die Gesellschaft oder in einer anderen, vom Verwaltungsrat festgelegten Form zu erfolgen.	(6) The exercise of Share Related Rights, as well as the waiver thereof, shall be effected by means of a written declaration to the Company or in another form determined by the Board of Directors.
(7)
Der Erwerb der Namenaktien durch die Ausübung von Erwerbsrechten und die weitere Übertragung der Namenaktien sowie auch der Erwerb der Namenaktien durch Ausübung von Wandel- oder Optionsrechten und die weitere Übertragung der Namenaktien unterliegen den Übertragungsbeschränkungen gemäss Artikel 5 und Artikel 5bis dieser Statuten.

(7)
The acquisition of registered shares by exercising Share Related Rights and the subsequent transfer of such registered shares as well as the acquisition of registered shares by exercising conversion or option rights and the onward transfer of such registered shares are subject to the transfer restrictions specified in article 5 and in article 5bis of these Articles of Incorporation.

Artikel 3b Kapitalband	Article 3b Capital band

(1)
Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 12. Februar 2030 innerhalb der Obergrenze von USD 116'299'384.00 entsprechend 116'299'384 vollständig zu liberierenden Namenaktien mit einem Nennwert von je USD 1.00 und der Untergrenze von USD 62'080'000.00, entsprechend 62'080'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je USD 1.00, eine oder mehrere Erhöhungen und/oder Herabsetzungen des Aktienkapitals vorzunehmen.

(1)
The Board of Directors is authorized, to conduct one or more increases and/or reductions of the share capital at any time until 12 February 2030 within the upper limit of USD 116'299'384.00, corresponding to 116'299'384 registered shares with a par value of USD 1.00 each to be fully paid up, and the lower limit of USD 62'080'000.00, corresponding to 62'080'000 registered shares with a par value of USD 1.00 each to be fully paid up.

(2) Zeichnung und Erwerb der neuen Aktien sowie jede nachfolgende Übertragung der Aktien unterliegen den Beschränkungen von Art. 4 dieser Statuten.	(2) Subscription to and acquisition of the new shares, as well as any subsequent transfer of their ownership, are subject to the restrictions of art. 4 of these Articles of Association.
(3) Im Falle einer Kapitalerhöhung gilt Folgendes:	(3) In case of a capital increase, the following applies:
  a.
Der Verwaltungsrat legt die Anzahl Aktien, den Zeitpunkt der Ausgabe von neuen Aktien, den Ausgabebetrag, die Art der zu leistenden Einlagen (einschliesslich Bareinlagen, Sacheinlagen, Verrechnung und Umwandlung von frei verwendbaren Reserven, einschliesslich Gewinnvortrag, in Aktienkapital), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden Angebots an die bisherigen Aktionäre ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft

  a.
The Board of Directors shall determine the amount of share capital to be issued, the date of issue, the type of contributions (including cash contributions, contributions in kind, set-off and conversion of freely usable reserves, including retained earnings, into share capital), the conditions governing the exercise of subscription rights and the commencement of dividend entitlement. The Board of Directors may issue new shares which are underwritten by a bank or other third party and subsequently offered to existing shareholders. The Board of Directors is authorized to restrict or to prohibit trading in the subscription rights to the new shares. In the event of subscription rights not being exercised, the Board of Directors may, at its discretion, either allow such rights to expire worthless, or place them or the shares to which they entitle their holders either at market prices or in some other manner commensurate with the interests of the Company.

verwenden.
  b.
Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre ganz oder teilweise zu entziehen oder zu beschränken und Bezugsrechte einzelnen Aktionären, Dritten, der Gesellschaft oder einer von ihr kontrollierten Gesellschaft zuzuweisen:

  b.
The Board of Directors is authorized to withdraw or limit the subscription rights of shareholders wholly or in part and to allocate subscription rights to individual shareholders, third parties, the Company or one of the companies controlled by it:

1.
sofern die Aktien für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen, die Umwandlung von Darlehen oder Wertschriften in Aktien, die Finanzierung von neuen Investitionsvorhaben der Gesellschaft, den Erwerb oder die Finanzierung von Produkten, geistigem Eigentum oder Lizenzen oder die Finanzierung von strategischen Initiativen verwendet werden;

1.
if the new shares are used to acquire companies, parts thereof or participations, or for the financing or refinancing of such transactions, for the conversion of loans or securities into shares, for the financing of new investment projects undertaken by the Company, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken;

2. sofern die Aktien zum Zwecke der Erweiterung des Aktionärskreises, um den Streubesitz zu erhöhen, oder zur Beteiligung von strategischen Partnern verwendet werden;	2. if the new shares are used to extend the shareholder base, to increase the free float or for an investment by strategic partners;
3.
für die Ausgabe von Aktien an internationalen Kapitalmärkten oder für die Gewährung einer Mehrzuteilungsoption (“Greenshoe”) an die Konsortialführer im Fall nationaler oder internationaler (auch privater) Platzierung von Aktien zu Marktkonditionen;

3.
for the issuance of shares at international capital markets or for granting an over-allotment option (“greenshoe”) to the lead managers if the new shares are placed nationally or internationally (including by way of private placement) at market conditions;

4.
sofern die Aktien zum Zwecke einer raschen und flexiblen Beschaffung von Eigenkapital, welche ohne Beschränkung oder Ausschluss des Bezugsrechts nur schwer oder zu schlechteren Bedingungen möglich wäre;

4.
if the new shares are issued for the purpose of raising equity capital in a swift and flexible manner, where such raising of capital would be difficult or only possible at less favorable conditions if the subscription rights to the new shares were not restricted or withdrawn;

5.
für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitgliedern der Geschäftsleitung, Arbeitnehmern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Konzerngesellschaften Leistungen erbringen;

5.
for the participation of members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;

6.
nachdem ein Aktionär oder eine Gruppe von Aktionären direkt oder indirekt mehr als 49% des im Handelsregister eingetragenen Aktienkapitals halten und den übrigen Aktionären auf Empfehlung des Verwaltungsrats hin kein Übernahmeangebot unterbreitet haben. Soweit und solange Aktionäre nicht als “group” im Sinne der “Rule 13d” oder

6.
following a shareholder or a group of shareholders acting in concert holding directly or indirectly shares in excess of 49% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors. To the extent and as long as shareholders are not deemed to be a

Section 13(d) des US Securities Exchange Act von 1934 gelten, sind sie im Sinne dieses Absatzes nicht als in gemeinsamer Absprache oder als organisierte Gruppe miteinander anzusehen;
“group” under Rule 13d or Section 13(d) of the US Securities Exchange Act of 1934, they shall not be deemed to be acting in concert or as an organized group with each other in the sense of this paragraph;

7.
im Rahmen der Abwehr eines tatsächlichen, drohenden oder etwaigen Übernahmeversuchs, für den der Verwaltungsrat, nach Konsultation eines unabhängigen Finanzberaters, keine Zustimmungsempfehlung abgegeben hat, da das Übernahmeangebot vom Verwaltungsrat den Aktionären gegenüber als finanziell zu wenig angemessen betrachtet wird; oder

7.
for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be financially fair to the shareholders or not to be in the Company's interest; or

8. aus anderen wichtigen Gründen im Sinne von Art. 652b Abs. 2 OR.	8. for other important reasons in the sense of art. 652b para. 2 CO.
(4)
Im Falle einer Kapitalherabsetzung bestimmt der Verwaltungsrat, soweit erforderlich, die Zahl der zu vernichtenden Aktien und die Verwendung des Herabsetzungsbetrags. Erwerb und Halten von zur Vernichtung unter dem Kapitalband zurückgekauften Aktien unterliegen, soweit gesetzlich zulässig, nicht der 10%-Schwelle für eigene Aktien im Sinne von Art. 659 Abs. 1 OR.

(4)
In case of a capital reduction, the Board of Directors shall, to the extent necessary, determine the number of cancelled shares and the use of the reduction amount. The acquisition and holding of shares repurchased for purposes of cancellation under the capital band are, to the extent permitted by law, not subject to the 10% threshold for own shares within the meaning of art. 659 paragraph 1 CO.

(5)
Kapitalerhöhungen können sowohl durch Erhöhung des Nennwerts der Aktien als auch durch Schaffung von Aktien und Kapitalherabsetzungen können sowohl durch Reduktion des Nennwerts der Aktien als auch durch Vernichtung von Aktien durchgeführt werden. Der Verwaltungsrat ist auch ermächtigt, eine gleichzeitige Reduktion und Wiedererhöhung des Aktienkapitals vorzunehmen. Bei einer Nennwerterhöhung oder -reduktion setzt der Verwaltungsrat den neuen Nennwert der Aktien fest und passt sämtliche Bestimmungen der Statuten, die sich auf den Nennwert einer Aktie beziehen, sowie die Anzahl Aktien mit neuem Nennwert, welcher der festen betragsmässigen Ober- und Untergrenze des Kapitalbands nach Abs. 1 entsprechen, entsprechend an.

(5)
Capital increases may be performed both by increasing the par value of the shares and by issuing new reductions may be performed both by reducing the par value of the shares and by cancelling shares. The Board of Directors is also authorized to carry out a simultaneous reduction and re-increase of the share capital. In the case of an increase or reduction of the par value, the Board of Directors shall adapt all provisions of the Articles of Association relating to the par value of a share as well as the number of shares with a new nominal value corresponding to the fixed upper and lower limit of the capital band according to paragraph 1, accordingly.

Artikel 4 Aktienbuch, Übertragung von Namenaktien und Eintragungsbeschränkungen	Article 4 Share register, transfer of registered shares and registration restrictions

(1)
Die Gesellschaft oder ein von ihr beauftragter Dritter führt über ihre Namenaktien ein Aktienbuch, in welches die Aktionäre und Eigentümer der Aktien mit Namen (bei juristischen Personen die Firma) und Kontaktdaten (bei juristischen Personen der Sitz) eingetragen werden. Wechselt eine im Aktienbuch eingetragene Person

(1)
The Company shall, with respect to its registered shares, maintain, itself or through a third party, a share register in which the shareholders and beneficial owners are registered with their names (the name of the company in case of a legal entity) and contact information (the place of incorporation in case of a legal entity). A person registered in the ihre Kontaktdaten, so hat sie dies dem Aktienbuchführer mitzuteilen. Mitteilungen der Gesellschaft gelten als rechtsgültig erfolgt, wenn sie an die im Aktienbuch zuletzt eingetragenen Kontaktdaten des Aktionärs bzw. Zustellungsbevollmächtigten gesendet werden.

share register shall notify the share registrar of any change in contact information. Written communications from the Company shall be deemed to have been validly made if sent to the shareholder's or authorized delivery agent's last registered contact information in the share register.

(2) Im Verhältnis zur Gesellschaft gilt als Aktionär oder Eigentümer von Namenaktien nur, wer im Aktienbuch eingetragen ist.	(2) Only persons registered as shareholders or beneficial owners of registered shares in the share register shall be recognized as such by the Company.
(3)
Zur Eintragung ins Aktienbuch als Aktionär mit Stimmrecht ist die Zustimmung des Verwaltungsrats notwendig. Die Eintragung als Aktionär mit Stimmrecht kann in den in diesem Artikel 4 festgehaltenen Fällen abgelehnt werden. Lehnt der Verwaltungsrat die Eintragung des Erwerbers als Aktionär mit Stimmrecht ab, benachrichtigt er diesen innerhalb von 20 Tagen seit dem Eingang des Eintragungsgesuchs. Nicht anerkannte Erwerber werden als Aktionäre ohne Stimmrecht ins Aktienbuch eingetragen. Die entsprechenden Aktien gelten in der Generalversammlung als nicht vertreten.

(3)
Entry in the share register of registered shares with voting rights is subject to the approval of the Board of Directors. Entry of registered shares with voting rights may be refused based on the grounds set out in this article 4. If the Board of Directors refuses to register the acquirer as shareholder with voting rights, it shall notify the acquirer of such refusal within 20 days upon receipt of the application. Non-recognized acquirers shall be entered in the share register as shareholders without voting rights. The corresponding shares shall be considered as not represented in the General Meeting of Shareholders.

(4)
Erwerber von Namenaktien werden auf Gesuch als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, wenn sie ausdrücklich erklären, die Aktien in eigenem Namen und für eigene Rechnung erworben zu haben. Aktien gelten insbesondere dann nicht als für eigene Rechnung des Aktionärs erworben, wenn der Aktionär eine Vereinbarung über die Rücknahme oder Rückgabe für die entsprechenden Aktien hat (oder eingeht) oder der Aktionär auf andere Weise das wirtschaftliche Risiko an den Aktien nicht (oder nicht mehr) trägt.

(4)
Acquirers of registered shares shall be registered upon request in the share register as shareholders with the right to vote if they expressly declare to have acquired the registered shares in their own name and for their own account. In particular, shares are not deemed to have been acquired on the shareholder's own account if the shareholder has entered (or enters into) an agreement on the return or redemption of the relevant shares or if the shareholder does not (or does not anymore) bear the economic risk associated with the shares in another way.

(5)
Der Verwaltungsrat kann Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien in eigenem Namen und für eigene Rechnung erworben zu haben (nachfolgend “Nominees”), mit ihren Namenaktien mit Stimmrecht eingetragen, wenn (a) der Nominee hat mit der Gesellschaft eine Vereinbarung über seinen Status und seine Bekanntgabepflichten abgeschlossen oder (b) wenn ein solcher Nominee eine zentrale Wertpapierverwahrungsstelle oder ein Nominee einer solchen Verwahrungsstelle ist. Falls ein wirtschaftlich Berechtigter alleine oder zusammen mit Dritten infolge einer solchen getätigten oder aufrechterhaltenen Eintragung direkt oder indirekt, formell, zuordenbar oder als wirtschaftlich Berechtigter eine Anzahl Aktien hält, die 49% der Gesamtzahl der Stimmrechte der Gesellschaft gemäss dem Eintrag im Handelsregister überschreitet und der wirtschaftlich

(5)
The Board of Directors may to enter persons not expressly declaring in their application that they hold shares for their own account (hereafter referred to as “Nominees”) in the share register with voting rights provided (a) the Nominee has entered into an agreement with the Company concerning its status and disclosure obligations, or (b) if such Nominee is a central securities depositary of the Company's shares or such depositary's nominee. If any beneficial owner should as a result of such registration being made or upheld, directly or indirectly, formally, constructively or beneficially own, or otherwise control or alone or together with third parties, hold a number of shares exceeding 49% of the total number of voting rights of the Company pursuant to the entry in the commercial register and the beneficial owner does not make and complete a tender offer according to para. 6 of this article, the

Berechtigte kein Übernahmeangebot gemäss Abs. 6 dieses Artikels unterbreitet, kann der Verwaltungsrat die Eintragung des Nominees, der die Aktien für Rechnung des wirtschaftlich Berechtigten hält, in Bezug auf alle Aktien, welche diese Eintragungsbeschränkungen überschreiten, verweigern, oder sofern eine Eintragung bereits erfolgt ist, streichen. Der Verwaltungsrat kann die Eintragung mit Stimmrecht der von einem Nominee gehaltenen Aktien von Bedingungen, Beschränkungen und Meldepflichten abhängig machen und solche Bedingungen, Beschränkungen und Pflichten nach der Eintragung auferlegen oder anpassen und mit den Nominees diesbezügliche Vereinbarungen treffen. Vorbehalten bleiben die Stimmrechtsbeschränkungen gemäss Art. 10.

Board of Directors may refuse to register (or cancel an already occurred registration of) the nominee holding shares for the account of such beneficial owner with respect to any shares in excess of such restriction. The Board of Directors may make the registration with voting rights of the shares held by a nominee subject to conditions, limitations and reporting requirements and may impose or adjust such conditions, limitations and requirements once registered and may enter into agreements with nominees in this regard. The voting rights restrictions of Art. 10 shall be reserved.

(6)
Der Verwaltungsrat kann die Eintragung eines Erwerbers von Namenaktien als Aktionär mit Stimmrecht im Aktienregister verweigern, oder eine bereits erfolgte Eintragung von Namenaktien mit Stimmrecht aus dem Aktienbuch streichen, soweit (i) die Anzahl der von diesem direkt oder indirekt oder in gemeinsamer Absprache mit Dritten oder als organisierte Gruppe gehaltenen oder erworbenen Namenaktien 49% der Gesamtzahl der Stimmrechte der Gesellschaft gemäss dem Eintrag im Handelsregister überschreitet und (ii) der Erwerber kein Übernahmeangebot für alle Namenaktien der Gesellschaft unterbreitet und durchführt, (A) mit einem Mindestpreis, der mindestens gleich hoch sein muss wie der höhere der folgenden Beträge: (a) volumengewichteter Durchschnittskurs der börslichen Abschlüsse der letzten 60 Handelstage vor der Veröffentlichung des Übernahmeangebots oder (b) höchster Preis, den der Erwerber oder Personen, welche mit diesem Erwerber in gemeinsamer Absprache handeln, in den letzten 12 Monaten vor der Veröffentlichung des Übernahmeangebots für die Aktien bezahlt haben sowie (B) unter Einhaltung der Best Price Rule, wonach der Erwerber sämtlichen Empfängern des Angebots den gleichen Preis bezahlen muss, sollte er von der Veröffentlichung des Angebotes bis sechs Monate nach Ablauf der Angebotsfrist (bzw., falls anwendbar, Nachfrist) Namenaktien der Gesellschaft zu einem über dem Angebotspreis liegenden Preis erwerben. Personen die untereinander kapital- oder stimmenmässig, durch einheitliche Leitung oder auf andere Weise verbunden sind oder sich zum Erwerb von Aktien zusammenschliessen, gelten als ein Erwerber für die Zwecke dieses Art. 4 Abs. 6. Erwerber die kein Übernahmeangebot unterbreiten und durchführen,

(6)
The Board of Directors may refuse the registration of an acquirer of registered shares in the share register as a shareholder with voting rights or cancel an already occurred registration of registered shares with voting rights from the share register, if (i) the number of shares held or acquired directly or indirectly or acting in concert with third parties or as an organized group by such acquirer exceeds 49% of the total number of voting rights of the Company pursuant to the entry in the commercial register, and (ii) the acquirer does not make and complete a tender offer for all shares of the Company, (A) at a minimum price of the higher of (a) the volume weighted average price of the last 60 trading days prior to the publication of the tender offer or (b) the highest price paid by such acquirer or persons acting in concert with such acquirer over the past 12 months prior to the publication of the tender offer for the registered shares and (B) in compliance with the Best Price Rule, according to which the acquirer must pay the same price to all recipients of the offer if he acquires registered shares of the Company at a price above the offer price from the publication of the offer until six months after expiry of the (additional, if applicable) acceptance period. Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares shall be regarded as an acquirer for the purposes of this Art. 4 para. 6. Acquirers who do not make and complete a tender offer shall be entered in the share register as shareholder without voting rights for registered shares exceeding the limit of 49%. For the avoidance of doubt, nominees do not constitute acquirers within the meaning of this Art. 4 para. 6. To the extent and as long as shareholders are not deemed to be a “group” under Rule 13d or Section 13(d) of the US Securities Exchange Act of 1934,

werden für Namenaktien, welche den Grenzwert von 49% überschreiten, als Aktionär ohne Stimmrecht im Aktienbuch eingetragen. Klarstellend wird festgehalten, dass Nominees nicht als Erwerber im Sinne dieses Art. 4 Abs. 6 gelten. Soweit und solange Aktionäre nicht als “group” im Sinne der “Rule 13d” oder Section 13(d) des US Securities Exchange Act von 1934 gelten, sind sie im Sinne dieses Artikels nicht als in gemeinsamer Absprache oder als organisierte Gruppe miteinander anzusehen.
they shall not be deemed to be acting in concert or as an organized group with each other in the sense of this article.
(7)
Der Verwaltungsrat kann nach Anhörung des betroffenen Aktionärs oder Nominees Eintragungen im Aktienbuch rückwirkend auf das Datum des Eintrags streichen, wenn die Eintragung durch falsche oder irreführende Angaben erwirkt wurde. Der betroffene Aktionär oder Nominee muss über die Streichung sofort orientiert werden.

(7)
After hearing the registered shareholder or Nominee, the Board of Directors may cancel any registration in the share register, with retroactive effect as of the date of registration, which was made based on false or misleading information. The relevant shareholder or Nominee must be immediately informed of the cancellation.

(8)
Der Verwaltungsrat regelt die Einzelheiten und trifft die zur Einhaltung der Bestimmungen in diesem Artikel 4 notwendigen Anordnungen. Dabei orientiert er sich, vorbehältlich der gemäss diesen Statuten anwendbaren Bestimmungen der “Rule 13d” oder Section 13(d) des US Securities Exchange Act 1934, in Bezug auf die Voraussetzungen und allfällige Ausnahmen zur Unterbreitung eines Übernahmeangebots an den Bestimmungen des schweizerischen Übernahmerechts einschliesslich der hierzu ergangenen Praxis der Schweizerischen Übernahmekommission; in berechtigten Fällen (in sinngemässer Anwendung von Art. 136 des Finanzmarktinfrastrukturgesetzes (FinfraG) in der bei Inkrafttreten dieser Bestimmung geltenden Fassung) kann bzw. (in den Fällen des Art. 136 Abs. 2FinfraG) soll der Verwaltungsrat Ausnahmen von der Anwendung dieser Bestimmungen gewähren. Er kann in besonderen Fällen Ausnahmen von der Nominee-Regelung bewilligen. Der Verwaltungsrat kann seine Aufgaben delegieren.

(8)
The Board of Directors regulates the details and issues the instructions necessary for compliance with the preceding provisions set forth in this article 4. With regard to the requirements and potential exceptions to the submission of a tender offer, it is, subject to Rule 13d or Section 13(d) of the US Securities Exchange Act of 1934 as applicable according to these Articles of Association, guided by the provisions of Swiss takeover laws and regulations, including the relevant practice of the Swiss Takeover Board; in justified cases (in analogous application of art. 136 of the Swiss Financial Market Infrastructure Act (FMIA) as in force at the time this provision enters into effect), the Board of Directors may or (in the cases described in art. 136 para. 2 FMIA) shall grant exceptions from these provisions. In special cases, it may grant exemptions from the rule concerning Nominees. The Board of Directors may delegate its duties.

(9)
Solange eine Person nicht Aktionär mit Stimmrecht im Sinne von diesem Artikel 4 geworden ist, kann er/sie weder die entsprechenden Stimmrechte noch die weiteren mit diesen in Zusammenhang stehenden Rechte wahrnehmen.

(9)
Until a person becomes a shareholder with voting rights for the shares in accordance with this article 4, she/he may neither exercise the voting rights connected with the shares nor other rights associated with the voting rights.

Artikel 5 Aktienzertifikate, Wertrechte und Bucheffekten	Article 5 Share certificates, uncertificated securities and book-entry securities

(1)
Die Aktien werden in der Regel in Form von Wertrechten (im Sinne des OR) ausgegeben. Die Gesellschaft kann jedoch Aktien in Form von Einzelurkunden oder Globalurkunden ausgeben. Die Gesellschaft kann alle oder einen Teil ihrer Aktien als Basiswert für Bucheffekten (im Sinne des Bucheffektengesetzes) in ein Hauptregister einer Verwahrungsstelle eintragen lassen.

(1)
The shares are as a rule issued in the form of uncertified securities (within the meaning of the CO). The Company may however issue shares in the form of individual share certificates or global certificates. The Company may cause all or a part of its shares to be entered into a main register of a custodian as an underlying security for book-entry securities (within the meaning of the Swiss Intermediated Securities Act).

(2)
Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Aktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln. Sie trägt dafür die Kosten.

(2)
To the extent permitted by law, the Company may, at its sole discretion and without seeking shareholders' approval, convert shares issued in one of these forms into another such form at any time. The costs of such transformation shall be borne by the Company.

(3)
Der Aktionär hat keinen Anspruch auf Druck und Auslieferung von Urkunden oder auf Umwandlung von in bestimmter Form ausgegebenen Aktien in eine andere Form. Jeder Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.

(3)
Shareholders are not entitled to demand printing or delivery of share certificates, or to a conversion of shares issued in one particular form into any other form. Any shareholder is, however, entitled to request at any time a written confirmation from the Company stating the number of shares registered in his name in the share register.

(4)
Eine Verfügung über Aktien in der Form von Wertrechten, die nicht im Hauptregister einer Verwahrungsstelle eingetragen sind, erfolgt durch schriftliche Abtretungserklärung und setzt zu ihrer Gültigkeit voraus, dass sie der Gesellschaft angezeigt wird. Eine Verfügung über Aktien, die in der Form von Bucheffekten auf der Grundlage von im Hauptregister einer Verwahrungsstelle eingetragenen Wertrechten bestehen, erfolgt ausschliesslich durch Buchungen in Effektenkonten gemäss anwendbarem Recht, ohne Notwendigkeit einer Anzeige an die Gesellschaft; eine Verfügung solcher Aktien durch Abtretung ohne entsprechende Buchung in einem Effektenkonto ist ausgeschlossen.

(4)
A disposition of shares in the form of uncertificated securities which are not entered into the main register of a custodian shall be effected by way of a written declaration of assignment and requires, as a condition for validity, to be notified to the Company. A disposition of shares which exist in the form of book-entry securities based on uncertificated securities entered into the main register of a custodian shall solely be effected by entries in securities accounts in accordance with applicable law, without prerequisite to be notified to the Company; a disposition of such shares by way of assignment without corresponding entry in a securities account is excluded.

3. Organisation	3. Organization

Artikel 6 Gesellschaftsorgane	Article 6 Corporate bodies

Die Organe der Gesellschaft sind:

1.
die Generalversammlung;
2.
der Verwaltungsrat;
3.
die Revisionsstelle;
4.
gegebenenfalls die weiteren vom Verwaltungsrat im Organisationsreglement bezeichneten Organe.

The Company's corporate bodies are:

1.
the General Meeting;
2.
the Board of Directors;
3.
the Statutory Auditors;
4.
the further corporate bodies, if any, designated by the Board of Directors in the Organizational Regulations.

A. Generalversammlung	A. General Meeting

Artikel 7 Befugnisse der Generalversammlung	Article 7 Powers of the General Meeting

Der Generalversammlung stehen folgende unübertragbare Befugnisse zu:	The General Meeting has the following inalienable powers:
1. die Festsetzung und Änderung der Statuten;	1. to determine and amend the Articles of Association;
2. die Genehmigung des Lageberichtes, der Jahresrechnung, der Konzernrechnung und des Berichts über nichtfinanzielle Belange der Gesellschaft;	2. to approve the management report, the consolidated and stand-alone financial statements and the report on non-financial matters of the Company;
3.
die Beschlussfassung über die Verwendung des Bilanzgewinns und die Genehmigung der Dividende (einschliesslich einer allfälligen Rückzahlung von gesetzlichen Kapitalreserven sowie der Genehmigung von Zwischendividenden und des dafür erforderlichen Zwischenabschlusses);

3.
to resolve on the appropriation of the profit available for distribution and to approve the dividend (including any repayment of statutory reserves as well as the approval of interim dividends and the required interim financial statements);

4. die Entlastung der Mitglieder des Verwaltungsrates und der Geschäftsleitung für die Führung der Geschäfte;	4. to discharge the members of the Board of Directors and the Executive Management from their liability for the conduct of business;
5. die Wahl und Abberufung des Präsidenten und der übrigen Mitglieder des Verwaltungsrates, der Mitglieder des Vergütungsausschusses, der Revisionsstelle sowie des unabhängigen Stimmrechtsvertreters;	5. to elect and dismiss the chair and the other members of the Board of Directors, the members of the Compensation Committee, the Statutory Auditors, and the Independent Proxy;
6. die Genehmigung der Vergütungen des Verwaltungsrates und der Geschäftsleitung gemäss Art. 27 dieser Statuten;	6. to approve the compensation of the Board of Directors and the Executive Management according to art. 27 of these Articles of Association;
7. die Beschlussfassung über die Dekotierung der Beteiligungspapiere der Gesellschaft;	7. to decide on the delisting of the equity instruments of the Company;
8.
die Beschlussfassung über die weiteren Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder die ihr, vorbehältlich Art. 716a OR, vom Verwaltungsrat vorgelegt werden.
8. to decide on other matters for which it is competent by law or its Articles of Association or that are, subject to art. 716a CO, submitted to it by the Board of Directors.

Artikel 8 Einberufung der Generalversammlung	Article 8 Convening the General Meeting

(1)
Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle, einberufen. Das Einberufungsrecht steht auch den Liquidatoren und im Fall der Ausgabe von Obligationenanleihen den Vertretern der Anleihensgläubiger zu.

(1)
The General Meeting shall be convened by the Board of Directors, or by the Statutory Auditors if necessary. Liquidators and, in the case of bond issues, representatives of the bondholders are also entitled to convene a General Meeting.

(2)
Der Verwaltungsrat oder ein anderes Organ, das die Generalversammlung ordnungsgemäss einberuft, bestimmt Ort und Zeit der Generalversammlung, die auch ausserhalb der Schweiz abgehalten werden kann.
(2) The Board of Directors, or any other body lawfully convening the General Meeting shall determine the time and place of the General Meeting, which may also be held outside of Switzerland.
(3)
Der Verwaltungsrat kann vorsehen, dass Aktionäre, die nicht am Ort der Generalversammlung anwesend sind, ihre Rechte auf elektronischem Weg ausüben können. Der Verwaltungsrat kann überdies anordnen, die Generalversammlung mit elektronischen Mitteln ohne Tagungsort durchzuführen.

(3)
The Board of Directors may provide that shareholders who are not present at the place of the General Meeting may exercise their rights by electronic means. The Board of Directors may also order that the General Meeting be held by electronic means without a venue.

(4) Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden nach Bedarf einberufen.	(4) An Annual General Meeting shall be held every year within six months of the close of the previous financial year. Extraordinary General Meetings shall be convened as required.
(5)
Die Einberufung einer Generalversammlung kann von einem oder mehreren Aktionären, die zusammen mindestens 5 Prozent des Aktienkapitals oder der Stimmen vertreten, verlangt werden. Aktionäre, die über Aktien von mindestens 0.5% vom Aktienkapital oder den Stimmen der Gesellschaft verfügen, können die Traktandierung eines Verhandlungsgegenstandes oder die Aufnahme eines Antrags zu einem Verhandlungsgegenstand in die Einberufung der Generalversammlung verlangen. Ein entsprechendes Gesuch ist dem Verwaltungsrat mindestens 90 Tage vor der Generalversammlung schriftlich und unter Angabe des Verhandlungsgegenstands und des Antrags oder der Anträge einzureichen.

(5)
The convening of a General Meeting may be requested by one or more shareholders who together represent at least 5 per cent of the Company's share capital or of the voting rights. Shareholders whose combined holdings represent at least 0.5% of the share capital or votes of the Company may request items to be included on the agenda or that a motion relating to an agenda item be included in the notice convening the General Meeting. A respective written request listing the agenda items and the proposal or proposals shall be lodged with the Board of Directors at least 90 days prior to a General Meeting.

(6) Jeder Antrag eines Aktionärs auf Aufnahme eines Verhandlungsgegenstandes muss schriftlich gestellt werden und in Bezug auf jeden Verhandlungsgegenstand Folgendes enthalten:	(6) Each request submitted by a shareholder for inclusion of an agenda item must be in written form and include with respect to each agenda item:
a. eine kurze Beschreibung der Geschäfte, die an der Generalversammlung behandelt werden sollen, und die Gründe für die Durchführung dieser Geschäfte an der Generalversammlung;	a. a brief description of the business desired to be brought before the General Meeting and the reasons for conducting such business at the General Meeting;
b. den Namen und die Adresse des antragstellenden Aktionärs, wie sie im Aktienbuch eingetragen sind;	b. the name and address, as they appear in the share register, of the shareholder proposing such business;

c. die Anzahl der Aktien der Gesellschaft, die sich rechtlich oder wirtschaftlich im Eigentum des betreffenden Aktionärs befinden, und die Daten, an denen der Aktionär diese Aktien erworben hat; und	c. the number of shares of the Company which are legally or beneficially owned by such shareholder, and the dates upon which the shareholder acquired such shares; and
d. alle anderen Informationen, die gemäss den geltenden Gesetzen, Vorschriften und Börsenregeln, erforderlich sind.	d. all other information required under the applicable laws, regulations, and stock exchange rules.

Artikel 9 Einberufungsverfahren	Article 9 Procedure for calling a General Meeting

(1)
Die Einberufung zur ordentlichen oder ausserordentlichen Generalversammlung erfolgt wenigstens 20 Tage vor der Versammlung durch Publikation im Schweizerischen Handelsamtsblatt. Der Inhalt der Einberufung richtet sich nach dem Gesetz.

(1)
Annual and Extraordinary General Meetings shall be formally called at least 20 days in advance through publication in the Swiss Official Gazette of Commerce. The content of the invitation to the General Meeting shall be in accordance with the law.

(2)
Über Gegenstände, die nicht gehörig gemäss vorstehendem Absatz angekündigt worden sind, können keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderuntersuchung und auf Wahl einer Revisionsstelle.

(2)
No resolutions may be passed on any matters that are not announced in accordance with the preceding paragraph, except on a motion to convene an Extraordinary General Meeting or to conduct a special investigation and on the election of an auditor.

Artikel 10 Präsenzquorum, Stimmrecht, Vertretung von Aktien	Article 10 Attendance quorum, voting rights and representation of shares

(1)
Die Generalversammlung ist beschlussfähig, sofern mindestens ein Drittel der ausstehenden Aktien der Gesellschaft vertreten ist, wobei mit “ausstehenden Aktien” die im Handelsregister eingetragenen Aktien, jedoch unter Ausschluss der von der Gesellschaft oder von direkten oder indirekten Tochtergesellschaften selbst gehaltenen Aktien gemäss Art. 659 ff. OR, gemeint sind.

(1)
The General Meeting is quorate if at least one-third of the Company's outstanding shares are present (in person or by proxy), whereas “outstanding shares” means the Company's shares as set forth in the commercial register but excluding any treasury shares held by the Company or its direct or indirect subsidiaries pursuant to art. 659 et seqq. CO.

(2)
Jede Aktie berechtigt zu einer Stimme. Stimmberechtigt an der Generalversammlung ist nur, wer bis zu einem bestimmten, vom Verwaltungsrat festgelegten Stichtag als Aktionär mit Stimmrecht im Aktienbuch eingetragen ist. In Ermangelung einer solchen Festlegung gilt als Stichtag der 10. Tag vor der Generalversammlung. Der Verwaltungsrat kann in der Einberufung einer Generalversammlung oder in allgemeinen Reglementen oder Weisungen die in diesem Absatz festgelegten Regeln präzisieren oder ergänzen.

(2)
Each share entitles its holder to one vote. Only those shareholders entered in the share register as shareholders with voting rights until a specific qualifying day (record date) designated by the Board of Directors are entitled to vote at a General Meeting. In the absence of such designation, the record date shall be 10 days prior to the General Meeting. The Board of Directors may, in the notice of a General Meeting or in general regulations or directives, specify or supplement the rules laid down in this paragraph.

(3)
Der Verwaltungsrat kann die Ausübung der Stimmrechte eines Aktionärs, welche 49% der Gesamtzahl der Stimmrechte gemäss Eintrag im Handelsregister überschreiten, verweigern, soweit und solange dieser kein Übernahmeangebot gemäss

(3)
The Board of Directors may refuse the exercise of voting rights of a shareholder in excess of 49% of the total number of voting rights of the Company pursuant to the entry in the commercial register, if and for as long as such shareholder does not make

Art. 4 Abs. 6 unterbreitet. Diese Stimmrechtsbeschränkung gilt auch für Aktien, die von einem Nominee für Rechnung von Personen gehalten werden, welche den in diesem Absatz 3 erwähnten Schwellenwert überschreiten.

and complete a tender offer according to art. 4 para. 6. This restriction of voting rights shall also apply to shares, which are held by a nominee for the account of a person exceeding the threshold set out in this para. 3.

(4)
Die Stimmrechte derjenigen Personen die untereinander kapital- oder stimmenmässig, durch einheitliche Leitung oder auf andere Weise verbunden sind oder sich zum Erwerb von Aktien im Hinblick auf die Beherrschung der Gesellschaft zusammenschliessen, werden für die Zwecke dieses Art. 10 zusammengerechnet. Soweit und solange Personen nicht als “group” im Sinne der “Rule 13d” oder Section 13(d) des US Securities Exchange Act von 1934 gelten, sind sie im Sinne dieses Artikels nicht als in gemeinsamer Absprache oder als organisierte Gruppe miteinander anzusehen.

(4)
The voting rights of those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares with a view to control the Company shall be aggregated for the purposes of this art. 10. To the extent and as long as those are not deemed to be a “group” under Rule 13d or Section 13(d) of the US Securities Exchange Act of 1934, they shall not be deemed to be acting in concert or as an organized group with each other in the sense of this article.

(5) Ein Aktionär kann sich an der Generalversammlung durch einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen.	(5) A shareholder may be represented at a General Meeting by a third person who need not be a shareholder.
(6)
Der Verwaltungsrat kann Verfahrensvorschriften im Zusammenhang mit der Teilnahme und Vertretung von Aktionären an der Generalversammlung erlassen und regelt insbesondere die Erteilung von Weisungen an den unabhängigen Stimmrechtsvertreter näher. Er stellt sicher, dass die Aktionäre dem unabhängigen Stimmrechtsvertreter auf elektronischem Weg Vollmachten und Weisungen erteilen können. Der Verwaltungsrat ist dabei berechtigt, ganz oder teilweise auf das Erfordernis der qualifizierten elektronischen Signatur zu verzichten.

(6)
The Board of Directors may adopt procedural rules in connection with the participation and representation of shareholders in the General Meeting and in particular regulate in more detail the issuing of instructions to the Independent Proxy. It shall make sure that the shareholders may grant powers of attorney and issue instructions to the Independent Proxy by electronic means. In doing so, the Board of Directors is entitled to waive entirely or in part the requirement of a qualified electronic signature.

(7) Über die Anerkennung von Vollmachten an der Generalversammlung entscheidet der Vorsitzende.	(7) The recognition of proxies at a General Meeting shall be determined by the chair.

Artikel 11 Unabhängiger Stimmrechtsvertreter	Article 11 Independent Proxy

(1) Der unabhängige Stimmrechtsvertreter wird von der Generalversammlung für eine Dauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt. Wiederwahl ist zulässig.	(1) The Independent Proxy shall be elected by the General Meeting for a term of one year ending with the conclusion of the next Annual General Meeting. Re-election is permitted.
(2)
Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter oder kann der unabhängige Stimmrechtsvertreter sein Amt voraussichtlich nicht ausüben, ernennt der Verwaltungsrat einen solchen Vertreter für die nächste Generalversammlung. Zuvor abgegebene Vollmachten und Weisungen behalten ihre Gültigkeit für den neu ernannten unabhängigen Stimmrechtsvertreter, sofern ein Aktionär für seine Stimmabgabe nicht ausdrücklich etwas anderes anordnet.

(2)
Where the Company has not elected an Independent Proxy or where the Independent Proxy is likely unable to perform his office, the Board of Directors shall appoint an Independent Proxy for the next General Meeting. Proxies and instructions issued prior to that time shall remain valid in the hands of the newly appointed Independent Proxy, unless the shareholder has expressly given instructions to the contrary concerning his vote.

(3) Der unabhängige Stimmrechtsvertreter kann sich an der Generalversammlung vertreten lassen. Er bleibt für die Erfüllung seiner Pflichten vollumfänglich verantwortlich.	(3) The Independent Proxy may be represented at the General Meeting. The Independent Proxy remains fully responsible for fulfilling its duties.
(4)
Der Verwaltungsrat stellt sicher, dass Aktionäre dem unabhängigen Stimmrechtsvertreter auch elektronisch Vollmachten und Weisungen erteilen können. Er kann die Einzelheiten regeln und insbesondere vom Erfordernis einer qualifizierten elektronischen Signatur ganz oder teilweise absehen.

(4)
The Board of Directors shall make arrangements for shareholders to have the possibility of issuing proxies and instructions to the Independent Proxy by electronic means. The Board of Directors may determine the details, including, in particular, by dispensing with the requirements of a qualified electronic signature.

(5)
Der unabhängige Stimmrechtsvertreter ist verpflichtet, die von ihm vertretenen Stimmrechte weisungsgemäss auszuüben. Hat er keine Weisungen erhalten, so enthält er sich der Stimme. Die allgemeine Weisung, bei in der Einberufung bekanntgegebenen oder nicht bekanntgegebenen Anträgen jeweils im Sinne des Antrags des Verwaltungsrates zu stimmen, gilt als gültige Weisung zur Stimmrechtsausübung.

(5)
The Independent Proxy shall exercise the voting rights it represents in keeping with the instructions received. Where it has not received any instructions, it shall abstain from voting. The general instruction to vote according to the proposal of the Board of Directors in respect of proposals announced or not announced in the invitation shall be considered a valid instruction to exercise voting rights.

Artikel 12 Abstimmungen und Wahlen	Article 12 Voting and elections

(1)
Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit nicht eine zwingende Bestimmung des Gesetzes oder Art. 13 dieser Statuten etwas anderes bestimmt, ohne Rücksicht auf die Zahl der anwesenden Aktionäre und vertretenen Aktien, mit der einfachen Mehrheit der abgegebenen Stimmen (wobei Enthaltungen, sog. Broker Non-votes, leere oder ungültige Stimmen für die Bestimmung des Mehrs nicht berücksichtigt werden).

(1)
Unless otherwise stipulated by mandatory provisions of law or art. 13 of these Articles of Association, the General Meeting shall pass resolutions and conduct elections, regardless of the number of shareholders present or the number of shares represented, by a simple majority of the votes cast (whereby abstentions, broker non-votes, blank or invalid ballots shall be disregarded for purposes of establishing the majority).

(2) Der Vorsitzende der Versammlung entscheidet über die Durchführung der Abstimmung.	(2) The chair of the meeting decides on the voting procedure.
(3)
Eine Abstimmung kann insbesondere durch elektronische oder schriftliche Stimmabgabe oder durch Handzeichen erfolgen. Bei schriftlicher Abstimmung kann der Vorsitzende anordnen, dass nur die Stimmen derjenigen Aktionäre gezählt werden, die sich der Stimme enthalten oder eine Nein-Stimme abgegeben haben, und dass alle anderen Aktien, die zum Zeitpunkt der Abstimmung in der Hauptversammlung vertreten sind, mitgezählt werden, um die Auszählung der Stimmen zu beschleunigen.

(3)
In particular, a vote may be conducted by electronic or written ballot or by a show of hands. In the case of written ballots, the chair of the meeting may rule that only the ballots of those shareholders shall be collected who chose to abstain or to cast a negative vote, and that all other shares represented at the General Meeting at the time of the vote shall be counted in favour, in order to expedite the counting of the votes.

(4)
Der Vorsitzende kann eine offene oder elektronische Wahl oder Abstimmung jederzeit durch eine schriftliche Wahl respektive Abstimmung wiederholen lassen, sofern nach seiner Meinung Zweifel am Ergebnis bestehen. In diesem Fall gilt die vorausgegangene offene oder elektronische Wahl respektive Abstimmung als nicht erfolgt.

(4)
The chair or the meeting may order at any time that an election or vote by show of hands or electronic ballot be repeated by an election or vote by written ballot where, in his view, there exists doubt as to the result. In such case, the preceding election or vote by show of hands or electronic ballot shall be considered not to have taken place.

Artikel 13 Qualifiziertes Mehr für wichtige Beschlüsse	Article 13 Qualified majority for important resolutions

(1)
Folgende Beschlüsse der Generalversammlung bedürfen zu ihrer Gültigkeit der Zustimmung von mindestens zwei Dritteln der vertretenen Stimmen und der absoluten Mehrheit der vertretenen Aktiennennwerte:

(1)
Motions submitted to a General Meeting on the following issues shall be approved only if at least two thirds of the shares represented and an absolute majority by nominal value of the shares represented vote in favour thereof:

1. die Änderung des Gesellschaftszweckes;	1. changing the purpose of the Company;
2. die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionäre erforderlich ist;	2. consolidation of shares, insofar as this does not require the approval of all affected shareholders;
3. eine Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;	3. capital increases from shareholders' equity, against contributions in kind, by setting off against a receivable and the granting of special benefits;
4. die Einschränkung oder Aufhebung des Bezugsrechtes;	4. limiting or suspending subscription rights;
5. die Einführung eines bedingten Aktienkapitals oder die Einführung eines Kapitalbands;	5. introducing a conditional share capital or introducing a capital band;
6. die Umwandlung von Partizipationsscheinen in Aktien;	6. conversion of participation certificates into shares;
7. die Beschränkung der Übertragbarkeit von Namenaktien;	7. limiting the transferability of registered shares;
8. die Einführung von Stimmrechtsaktien;	8. introducing shares with privileged voting rights;
9. den Wechsel der Währung des Aktienkapitals;	9. change of the currency of the share capital;
10. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;	10. introduction of the chair's casting vote at the general meeting;
11. eine Statutenbestimmung zur Durchführung der Generalversammlung im Ausland;	11. a provision in the Articles of Association for holding the General Meeting abroad;
12. die Dekotierung der Aktien oder anderer Beteiligungspapiere der Gesellschaft;	12. delisting of the Company's shares or other equity instruments;
13. die Verlegung des Sitzes der Gesellschaft;	13. relocating the Company's legal seat;
14. die Einführung einer statutarischen Schiedsklausel;	14. introduction of a statutory arbitration clause;
15. die Auflösung der Gesellschaft;	15. dissolving the Company;
16. Fusion, Spaltung und Umwandlung der Gesellschaft gemäss Fusionsgesetz (zwingende gesetzliche Bestimmungen vorbehalten);	16. the merger, de-merger or conversion of the Company according to the Merger Act (subject to mandatory law);
17. jede Änderung, Ergänzung oder Löschung von Art. 13 oder von Art. 16 dieser Statuten;	17. any change, amendment, or removal of art. 13 or art. 16 of these Articles of Association;
18. sowie andere Beschlüsse die gemäss den gesetzlichen Bestimmungen einem qualifizierten Mehr vorbehalten sind.	18. as well as other resolutions which are subject to a qualified majority according to the legal provisions.
(2)
Solange ein Aktionär oder eine Gruppe von Aktionären direkt oder indirekt mehr als 33 1/3% des im Handelsregister eingetragenen Aktienkapitals der Gesellschaft hält bzw. halten (der/die “Grossaktionär(e)”), ist zusätzlich zu dem im
Abs. 1 dieses Artikels erforderlichen

(2)
In addition to the majority requirement in para. 1 of this article and for as long as a shareholder or a group of shareholders acting in concert directly or indirectly hold(s) shares in excess of 33 1/3% of the share capital registered in the commercial register (the “Major Shareholder(s)”), the majority of the nominal values

Mehrheitserfordernis die Mehrheit der vertretenen Aktiennennwerte abzüglich der von dem oder den Grossaktionär(en) direkt oder indirekt gehaltenen Aktiennennwerte erforderlich für folgende Beschlüsse der General-versammlung:
-
Kapitalerhöhungen (einschliesslich (a) durch Ausgabe neuer Stimmrechts- oder Vorzugsaktien oder (b) Sacheinlagekapitalerhöhungen) unter Ausschluss oder Beschränkung des Bezugsrechts gemäss Art. 13 Abs. 1 Ziff. 4, falls (i) die Bezugsrechte bzw. die neu auszugebenden Aktien oder eigenkapitalbezogene Rechte dem Grossaktionär in einem Verhältnis zugeteilt werden, das den bestehenden prozentualen Aktienanteil des Grossaktionärs übersteigt oder (ii) der Erlös einer solchen Kapitalerhöhung dem Grossaktionär oder seinen nahestehenden Personen direkt oder indirekt zukommt oder dieser dadurch begünstigt wird, es sei denn, dies erfolge im gleichen Verhältnis auch für die anderen Aktionäre, z.B. durch Verwendung des Erlöses zum Erwerb von Vermögenswerten des Grossaktionärs oder ihm nahestehender Personen;

of shares represented less the nominal values of the shares held by the Major Shareholder(s) shall be required for a resolution of the Shareholders' Meeting for the following matters:

-
Capital increases (including (a) through the issuance of new voting shares or preference shares or (b) by way of contribution in kind capital increases) under exclusion or limitation of the subscription rights in accordance with art. 13 para. 1 no. 4 in case (i) the subscription rights or the newly issued shares or equity securities are allocated to the Major Shareholder in a proportion that exceeds the existing shareholding percentage of the Major Shareholder or (ii) the proceeds of such capital increase benefit, directly or indirectly, the Major Shareholder or its affiliates or closely related persons except if the same benefit is also afforded proportionally to the other shareholders, e.g. by using the proceeds to acquire assets of the Major Shareholder or its affiliates or related persons;

  -
Fusionen oder Spaltungen gemäss Art. 13 Abs. 1 Ziff. 16, falls eine solche Fusion oder Spaltung mit dem Grossaktionär oder mit einer Gesellschaft, an welcher der Grossaktionär oder eine nahestehende Person des Grossaktionärs mehr als 33 1/3% der wirtschaftlichen Berechtigung hält, eingegangen wird; oder

  -
Mergers or de-mergers in accordance with art. 13 para. 1 no. 16 in case such merger or de-merger is entered into with the Major Shareholder or with a company in which the Major Shareholder or a closely related person of the Major Shareholder holds the beneficial interest of more than 33 1/3% of the capital; or

  -
Veräusserung sämtlicher oder im wesentlichen sämtlicher Aktiven (sowie damit verbundene Zweckänderungen) an den bzw. die Grossaktionär(e) oder seine bzw. ihre verbundenen Gesellschaften oder nahestehenden Personen.
- Sale or disposition of all or substantially all assets (and any related amendments of the purpose) to the Major Shareholder(s) or their respective affiliates or closely related persons.

Artikel 14 Vorsitz, Organisation und Protokoll	Article 14 Chair, organization and minutes

(1)
Den Vorsitz in der Generalversammlung führt der Präsident des Verwaltungsrates, der Vizepräsident oder eine andere vom Verwaltungsrat bezeichnete Person. Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler.

(1)
The General Meeting shall be chaired by the Chairperson of the Board, by the Vice Chairperson or by another person appointed by the Board of Directors. The chair of the meeting shall designate a minuting secretary and vote counters.

(2)
Der Vorsitzende leitet die Versammlung, die Verhandlungen sowie die Abstimmungen und gibt die Resultate der Abstimmungen bekannt. Er hat die notwendigen Vollmachten, um den geordneten Verlauf der Versammlung zu gewährleisten.
(2) The chair shall preside over the meeting, its proceedings and all voting, and shall announce the voting results. The chair shall have the necessary authority to ensure an orderly course of events.
(3) Die Verhandlungen der Generalversammlung sind zu protokollieren.	(3) Minutes shall be taken of the General Meeting's proceedings.

B. Verwaltungsrat	B. Board of Directors

Artikel 15 Zusammensetzung	Article 15 Composition

(1)
Der Verwaltungsrat besteht aus mindestens neun und höchstens elf Mitgliedern. Falls die Anzahl der Mitglieder unter neun fällt, so wird bzw. werden die Vakanz(en) spätestens an der nächsten ordentlichen Generalversammlung besetzt. Der Präsident sowie die übrigen Mitglieder des Verwaltungsrates werden von der Generalversammlung einzeln für eine Dauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt. Wiederwahl ist zulässig.

(1)
The Board of Directors shall consist of at least nine and not more than eleven members. If the number of members of the Board of Directors should fall below nine, such vacancy or vacancies shall be filled at the latest at the next Annual General Meeting. The Chairperson and the other members of the Board of Directors shall be elected by the General Meeting on an individual basis for a term of one year, ending with the conclusion of the next Annual General Meeting. Re-election is permitted.

(2)
Der Verwaltungsrat konstituiert sich unter Vorbehalt der gesetzlichen und statutarischen Bestimmungen selbst. Er wählt aus seinem Kreis einen Vizepräsidenten und bezeichnet einen Sekretär, der nicht Mitglied des Verwaltungsrates sein muss.

(2)
The Board of Directors shall constitute itself, subject to the applicable provisions of law and of these Articles of Association. It shall elect from among its members one or more Vice Chairpersons, and designate a secretary who need not be a member of the Board of Directors.

(3)
Fällt der Präsident aus oder hat die Gesellschaft aus anderen Gründen keinen handlungs- und funktionsfähigen Präsidenten, so ernennt der Verwaltungsrat eines seiner Mitglieder zum Präsidenten bis zur nächsten ordentlichen Generalversammlung; die Einberufung einer Generalversammlung nach Art. 726 Abs. 2 OR bleibt vorbehalten.

(3)
If the Chairperson is not able to continue to hold office or if the Company does not have a Chairperson capable of acting and of holding office for other reasons, then the Board of Directors shall appoint one of its members as Chairperson until the next Annual General Meeting; the calling of a General Meeting in accordance with art. 726 para. 2 CO is reserved.

Artikel 16 Rechte zur Nominierung von Verwaltungsratsmitgliedern	Article 16 Board Member Nomination Rights

(1)
(a) Die PCS Holding AG und Peter Spuhler (zusammen und inkl. allfällige Rechtsnachfolger “PCS”) haben, soweit sie direkt oder über eine oder mehrere kontrollierte Gesellschaften mindestens 35% der Ausstehenden Aktien der Gesellschaft halten, das Recht, gemeinsam vier Mitglieder des Verwaltungsrates zur Wahl zu nominieren. (b) Halten PCS, direkt oder indirekt über eine oder mehrere kontrollierte Gesellschaften mindestens 25% aber weniger als 35% der Ausstehenden Aktien der Gesellschaft, so haben sie das Recht, gemeinsam drei Mitglieder des Verwaltungsrates zu nominieren. (c) Halten PCS, direkt oder indirekt über eine oder mehrere kontrollierte Gesellschaften mindestens 15% aber weniger als 25% der Ausstehenden Aktien der Gesellschaft, so haben sie gemeinsam das Recht, gemeinsam zwei Mitglieder des Verwaltungsrates zu nominieren. (d) Halten PCS, direkt oder indirekt

(1)
(a) PCS Holding AG and Peter Spuhler (together, including any successors, “PCS”) shall, if they hold, directly or indirectly through one or several controlled entities, at least 35% of the Company's Outstanding Shares, have the right to jointly nominate four members of the Board of Directors. (b) PCS shall, if they hold, directly or indirectly through one or several controlled entities, at least 25% but less than 35% of the Company's Outstanding Shares, have the right to jointly nominate three members of the Board of Directors. (c) PCS shall, if they hold, directly or indirectly through one or several controlled entities, at least 15% but less than 25% of the Company's Outstanding Shares, have the right to jointly nominate two members of the Board of Directors. (d) PCS shall, if they, directly or indirectly through one or several controlled entities, at least 12.5% but less than 15% of the Company's Outstanding

über eine oder mehrere kontrollierte Gesellschaften mindestens 12.5% aber weniger als 15% der Ausstehenden Aktien der Gesellschaft, so haben sie das Recht, gemeinsam ein Mitglied des Verwaltungsrates zu nominieren. In allen Fällen ist vorausgesetzt, dass der Verwaltungsrat gemäss Art. 15 Abs. 1 besetzt ist und dass nur solche Personen nominiert werden, die die Qualifikationskriterien gemäss den Richtlinien des Governance und Nachhaltigkeits-Ausschusses des Verwaltungsrates erfüllen.

Shares, have the right to jointly nominate one member of the Board of Directors. In each case, it is required that the Board of Directors is composed in accordance with Art. 15 para. 1 and that only such persons shall be nominated who satisfy the qualification criteria set forth in the charter of the Governance and Sustainability Committee.

(2)
Für Zwecke dieser Bestimmung bedeutet “Ausstehende Aktien” die im Handelsregister eingetragenen Aktien, jedoch unter Ausschluss von von der Gesellschaft oder von direkten oder indirekten Tochtergesellschaften selbst gehaltenen Aktien gemäss Art. 659 ff. OR.

(2)
For purposes of this provision, “Outstanding Shares” shall mean the Company's shares as set forth in the commercial register but excluding any treasury shares held by the Company or and of its direct or indirect subsidiaries pursuant to art. 659 et seqq. CO.

Artikel 17 Aufgaben und Befugnisse	Article 17 Duties and Powers

(1)
Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Organisationsreglement einem anderen Organ der Gesellschaft übertragen sind.

(1)
The Board of Directors is entrusted with supreme managerial responsibility for the Company and with the supervision of its conduct of business. The Board represents the Company to the wider public, and attends to all matters that are not assigned by law, the Articles of Association or the Organizational Regulations to another corporate body of the Company.

(2)
Der Verwaltungsrat kann Befugnisse und die Geschäftsführung oder einzelne Teile derselben nach Massgabe eines Organisationsreglements an Mitglieder, Ausschüsse oder Dritte (die Geschäftsleitung) übertragen, soweit sie nicht durch zwingende gesetzliche oder statutarische Bestimmungen ihm zugeordnet sind.

(2)
The Board of Directors may delegate powers and the management of the Company or individual parts thereof, by means of Organizational Regulations, to its members or committees or to third persons (Executive Management), provided such affairs are not inalienably assigned to it by law or the Articles of Association.

(3) Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	(3) The Board of Directors has the following non-transferable and inalienable responsibilities:
a. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;	a. supreme managerial direction of the Company and issuing of the necessary directives;
b. Festlegung der Organisation;	b. to determine the Company's organization;
c. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;	c. the overall structuring of the accounting system, financial controls and financial planning;
d. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen, Regelung der Zeichnungsberechtigung und Festsetzung ihrer Befugnisse;
  d.
to appoint and dismiss of those persons to whom the management of the Company is delegated and who are authorized to represent the Company, the regulation of signatory authorities and the determination of their other authorities;

e. Oberaufsicht über die mit der Geschäftsführung betrauten Personen namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
  e.
to supervise of persons to whom the management of the Company is delegated, especially with a view to their compliance with the law, with the Articles of Association and with regulations and directives;

f. Erstellung des Geschäftsberichtes, des Vergütungsberichtes, des Berichts über nichtfinanzielle Belange und weiterer Berichte, welche zwingend vom Verwaltungsrat zu genehmigen sind;	f. to compile of the annual report, the compensation report, the report on non-financial matters and other reports that are subject to mandatory approval by the Board of Directors;
g. Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;	g. to prepare of the General Meeting and to implement of its resolutions;
h. Beschlussfassung über die Feststellung von Kapitalveränderungen und darauffolgende Statutenänderungen;	h. all decisions relating to the ascertainment of changes in capital and the consequent amendments to the Articles of Association;
i. Einreichung eines Gesuchs um Nachlassstundung und Benachrichtigung des Gerichts im Falle der Überschuldung;	i. filing of a motion for debt-restructuring moratorium and notifying the courts in the event of over-indebtedness;
j. alle weiteren durch das Gesetz vorgesehenen unübertragbaren und unentziehbaren Aufgaben des Verwaltungsrates.	j. all other non-transferable and inalienable responsibilities attributed to the Board of Directors by law.
(4) Überdies kann der Verwaltungsrat die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen, einzelnen Mitgliedern oder Dritten zuweisen.	(4) The Board of Directors may furthermore entrust its committees, individual members or third persons with the preparation and implementation of its decisions, or with the monitoring of transactions.

Artikel 18 Sitzungen	Article 18 Meetings

(1)
Der Verwaltungsrat tritt so oft zusammen, wie es die Geschäfte erfordern oder ein Mitglied es verlangt. Er wird durch seinen Präsidenten oder bei dessen Verhinderung durch ein anderes Verwaltungsratsmitglied einberufen.

(1)
The Board of Directors shall meet as frequently as business demands or any member so requests. It shall be convened by the Chairperson or, if he is impeded, by another member of the Board of Directors.

(2)
Die Organisation der Sitzungen, einschliesslich der Beschlussfähigkeit und der Beschlussfassung, wird im Organisationsreglement geregelt. Die Verwendung elektronischer Mittel mit oder ohne Tagungsort ist zulässig.

(2)
The organization of the meetings, including the presence quorum and the passing of resolutions, shall be set out in the Organizational Regulations. The use of electronic means with or without venue is permitted.

(3) Der/die Vorsitzende des Verwaltungsrates hat keinen Stichentscheid.	(3) The Chairperson of the Board of Directors shall have no casting vote.

Artikel 19 Externe Mandate	Article 19 External mandates

(1)
Ein Mitglied des Verwaltungsrates darf höchstens fünfzehn weitere Mandate halten, wovon nicht mehr als vier Mandate in börsenkotierten Unternehmen sein dürfen. Ein Mitglied der Geschäftsleitung darf höchstens vier weitere Mandate halten, wovon nicht mehr als zwei Mandate in einem börsenkotierten Unternehmen sein dürfen.

(1)
A member of the Board of Directors shall hold no more than fifteen further mandates, of which not more than four mandates shall be in listed companies. A member of the Executive Management shall hold no more than four further mandates, of which not more than two mandates shall be in a listed company.

(2)
Für folgende Kategorien von Mandaten gelten die nachfolgenden separaten Beschränkungen. Für die Berechnung der Anzahl der Mandate gemäss Abs. 1 dieses Artikels werden diese Mandate nicht berücksichtigt:
(2) The following separate limitations apply to the following categories of mandates. These mandates are not considered when calculating the number of mandates pursuant to para. 1 of this article:
a. Mandate in der Gesellschaft und ihren Konzerngesellschaften: unbeschränkt.	a. Mandates for the Company and its group companies: unlimited.
  b.
Mandate, welche im Auftrag oder auf Anordnung der Gesellschaft oder einer Konzerngesellschaft in nicht zum Konzern gehörenden Rechtseinheiten (einschliesslich in Pensionskassen oder Joint Ventures) ausgeübt werden: fünf Mandate.
b. Mandates held on behalf of, or at the behest of, the Company, or of a group company, for a legal entity not affiliated with the group (including in pension funds or joint ventures): five mandates.
  c.
Mandate in nicht gewinnstrebigen Organisationen, Vereinen, Berufs- oder Wirtschaftsverbänden, Stiftungen, Vorsorgestiftungen, Bildungseinrichtungen und ähnliche Organisationen (sofern sie ein Unternehmen mit wirtschaftlichem Zweck darstellen): zwanzig Mandate für Mitglieder des Verwaltungsrates und zehn Mandate für Mitglieder der Geschäftsleitung.

  c.
Mandates in non-profit organizations, associations, professional or trade organizations, foundations, or pension foundations, educational institutions and similar organizations (in each case to the extent they are an undertaking with an economic purpose): twenty mandates for members of the Board of Directors and ten mandates for members of the Executive Management.

  d.
Mandate in Strukturen zur Verwaltung von persönlichen Vermögen oder Familienvermögen von Mitgliedern des Verwaltungsrats oder der Geschäftsleitung und/oder deren nahestehenden Personen: drei Mandate.
d. Mandates in structures managing the personal or family’s assets of members of the Board of Directors or the Group Executive Committee and/or their related persons: three mandates.
(3)
Mandate in verschiedenen Rechtseinheiten desselben Konzerns (einschliesslich Strukturen zur Vermögensverwaltung gemäss Abs. 2 lit. d dieses Artikels) sowie Mandate, die im Auftrag einer Rechtseinheit des betreffenden Konzerns bei einer Rechtseinheit ausserhalb dieses Konzerns (einschliesslich in Pensionskassen und Joint Ventures) ausgeübt werden, zählen bei der Berechnung der Beschränkungen nach Abs. 1 und Abs. 2 lit. b, c und d dieses Artikels insgesamt als ein Mandat.

(3)
Mandates held in different legal entities of the same group (including asset management structures in accordance with paragraph 2 lit. d of this article) or at the request of a legal entity of the respective group in a legal entity outside this group (including in pension funds and joint ventures) shall count as one mandate for the calculation of the restrictions pursuant to paragraph 1 and paragraph 2 lit. b, c and d of this article.

(4)
Mitglieder des Verwaltungsrates oder der Geschäftsleitung, welche im Zeitpunkt ihrer Wahl bzw. Ernennung bei der Gesellschaft oder welche durch die Annahme eines Mandates bei einer Rechtseinheit ausserhalb der Aebi Schmidt Gruppe, die Anforderungen dieser Statutenbestimmung nicht oder nicht mehr erfüllen, haben bis zum ordentlichen Rücktrittsdatum eines überzähligen Mandates, längstens aber innert zwölf Monaten seit dieser Wahl bzw. Ernennung oder Annahme, ihre Anzahl Mandate auf das erlaubte Mass zu reduzieren. Während dieser Zeit sind sie Mitglied des Verwaltungsrates oder der Geschäftsleitung mit allen Rechten und Pflichten. Eine kurzzeitige Überschreitung der in diesem Artikel festgelegten Grenzen ist zulässig.

(4)
Members of the Board of Directors or the Executive Management who at the time of their election/appointment to the Company or who, because of the acceptance of a mandate in an entity outside the Aebi Schmidt Group, do not/no longer fulfil the requirements of this provision shall, until the ordinary date of resignation for one of the excess mandates, but within twelve months from election/appointment/acceptance at the latest, reduce the number of their mandates to the number permitted under this provision. During this time, they are members of the Board of Directors or the Executive Management, respectively, with all powers and duties. It is admissible to exceed the limitations set forth in this article for a short period of time.

(5)
Als “Mandat” gilt jede Mitgliedschaft im Verwaltungsrat, in der Geschäftsleitung oder im Beirat oder eine vergleichbare Funktion nach ausländischem Recht eines Unternehmens mit wirtschaftlichem Zweck.

(5)
A “mandate” shall mean any membership in the board of directors, the executive management or the advisory board, or any comparable function under foreign law, of a company with an economic purpose.

Artikel 20 Vergütungsausschuss	Article 20 Compensation Committee

(1)
Der Vergütungsausschuss besteht aus mindestens zwei Mitgliedern des Verwaltungsrates. Die Mitglieder des Vergütungsausschusses werden von der Generalversammlung einzeln für eine Dauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt. Wiederwahl ist zulässig.

(1)
The Compensation Committee shall be composed of no less than two members of the Board of Directors. The members of the Compensation Committee shall be elected by the General Meeting, on an individual basis, for a term of one year ending with the conclusion of the next Annual General Meeting. Re-election is permitted.

(2)
Ist der Vergütungsausschuss nicht vollständig besetzt, so ernennt der Verwaltungsrat unter seinen Mitgliedern im entsprechenden Umfang Mitglieder des Vergütungsausschusses ad interim für die verbleibende Amtsdauer.

(2)
In the event that the Compensation Committee is not fully constituted, the Board of Directors shall appoint from amongst its members an appropriate number of Compensation Committee members ad interim, for the remainder of the term of office.

(3)
Der Verwaltungsrat bestimmt unter den Mitgliedern des Vergütungsausschusses dessen Vorsitzenden und erlässt ein Reglement, welches insbesondere die Aufgaben und Befugnisse des Vergütungsausschusses unter Berücksichtigung von Gesetz und Statuten definiert.

(3)
The Board of Directors shall designate from amongst the members of the Compensation Committee a Committee chair, and shall issue regulations defining, in particular, the tasks und powers of the Compensation Committee in accordance with the law and these Articles of Association.

(4)
Der Vergütungsausschuss unterstützt den Verwaltungsrat bei der Festsetzung und Überprüfung der Vergütungsstrategie und –richtlinien der Gesellschaft und der qualitativen und quantitativen Kriterien für die variablen Vergütung sowie bei der Vorbereitung der Anträge zuhanden der Generalversammlung betreffend die Vergütung des Verwaltungsrates und der Geschäftsleitung. Er kann dem Verwaltungsrat Vorschläge und Empfehlungen zu weiteren Vergütungsfragen unterbreiten.

(4)
The Compensation Committee assists the Board of Directors in determining and reviewing the Company's compensation strategy and guidelines and the qualitative and quantitative criteria for variable compensation, and with the preparation of the proposals to the General Meeting concerning compensation of the Board of Directors and Executive Management. It may submit to the Board of Directors suggestions and recommendations on further compensation matters.

(5) Der Verwaltungsrat kann dem Vergütungsausschuss weitere Aufgaben und Befugnisse zuweisen.	(5) The Board of Directors may delegate further tasks and powers to the Compensation Committee.

Artikel 21 Zeichnungsberechtigung	Article 21 Signatory authority

Der Verwaltungsrat bezeichnet diejenigen seiner Mitglieder und weitere Personen, welchen die rechtsverbindliche Unterschrift für die Gesellschaft zukommt, und bestimmt die Art und Weise der Zeichnung.	The Board of Directors shall designate those of its members and other persons who are authorized to sign on behalf of the Company, and shall determine the manner in which they may sign.

C. Revisionsstelle	C. Statutory Auditors

Artikel 22 Wahl der Revisionsstelle	Article 22 Appointment of the Statutory Auditors

Die Generalversammlung wählt eine natürliche oder juristische Person, die die gesetzlichen Erfordernisse erfüllen muss, als Revisionsstelle mit den im Gesetz festgehaltenen Rechten und Pflichten. Die Amtsdauer endet mit dem Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

The General Meeting shall appoint an individuals or corporate body that satisfy the relevant legal requirements to act as Statutory Auditors, with the rights and obligations prescribed by the law. The term of office ends with the conclusion of the next Annual General Meeting. Re-election is possible.

4. Vergütung des Verwaltungsrates und der Geschäftsleitung	4. Compensation of the Board of Directors and Executive Management

Artikel 23 Vergütung des Verwaltungsrates	Article 23 Compensation of the Board of Directors

(1) Die Mitglieder des Verwaltungsrates erhalten für ihre Tätigkeit eine fixe Vergütung in Form einer jährlichen Vergütung, welche in einer oder mehreren Raten gezahlt werden kann.	(1) The members of the Board of Directors shall receive a fixed compensation for their services in the form of an annual fee, which may be paid in one or several instalments.
(2) Für die Mitgliedschaft in Ausschüssen oder die Übernahme von besonderen Aufgaben oder Aufträgen können Zuschläge ausgerichtet werden.	(2) Additional fees may be paid as compensation for membership in committees or the assumption of special tasks or duties.
(3)
Der Verwaltungsrat oder ein Ausschuss kann festlegen, dass die Vergütung ganz oder teilweise in frei handelbaren oder für den Handel gesperrten Aktien der Gesellschaft (oder anwartschaftlichen Bezugsrechten auf solche Aktien) ausgerichtet werden kann. Der Verwaltungsrat legt insbesondere den Zeitpunkt der Zuteilung, die Dauer der Sperre sowie einen allfälligen Abschlag (Discount) unter Berücksichtigung der Dauer der Sperre fest. Der Verwaltungsrat kann vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse, wie der Beendigung eines Mandatsverhältnisses oder des Eintritts eines Kontrollwechsels, Sperren weitergelten, verkürzt oder aufgehoben werden, Vergütungen ausgerichtet werden oder Vergütungen verfallen.

(3)
The Board of Directors or a committee may determine that compensation is to be paid in full or in part in the form of freely available or blocked shares in the Company (or conditional entitlements in respect of such shares). The Board of Directors shall specify, in particular, the time of the grant, the term of the blocking period, and any discounts to be made in consideration of the term of the blocking period. The Board of Directors may provide that upon the occurrence of certain events defined in advance, such as the termination of a mandate or a change of control, such blocking periods shall remain in effect, be shortened, or cancelled, that compensation is to be paid, or that compensation is no longer due.

Artikel 24 Vergütung der Geschäftsleitung	Article 24 Compensation of Executive Management

(1)
Die Vergütung für die Mitglieder der Geschäftsleitung setzt sich zusammen aus einer fixen Vergütung und, sofern vom Verwaltungsrat so beschlossen, einer variablen Vergütung. Die fixe Vergütung umfasst ein Grundgehalt und kann weitere Vergütungselemente und Leistungen beinhalten. Die variable Vergütung kann aus kurzfristigen und langfristigen Vergütungselementen bestehen. Den Mitgliedern der

(1)
The compensation of the members of Executive Management shall be composed of a fixed compensation and, if the Board of Directors so determines, a variable compensation. The fixed compensation includes a base salary and may comprise other compensation elements and benefits. Variable compensation may comprise short-term and long-term compensation components. In addition,

Geschäftsleitung werden zudem Auslagen und Spesen ersetzt. Auslagen- und Spesenersatz (einschliesslich Spesenpauschalen) gelten nicht als Vergütung.
members of Executive Management shall be reimbursed for their disbursements and expenses. Reimbursement of disbursements and expenses (including expense allowances) shall not be considered compensation.

(2)
Die variable Vergütung erfolgt leistungs- oder erfolgsabhängig. Die Höhe der variablen Vergütung richtet sich grundsätzlich nach den vom Verwaltungsrat festgelegten qualitativen oder quantitativen Performance-Kriterien.

(2)
The variable compensation shall be contingent upon performance or profit. The amount of the variable compensation shall generally be determined in accordance with the qualitative or quantitative performance criteria set by the Board of Directors.

(3)
Die kurzfristige variable Vergütung berücksichtigt insbesondere Performance-Kriterien bezüglich des Konzerns oder von Teilen davon, die in absoluten oder relativen Kriterien (zu anderen Unternehmen oder zu vergleichbaren Richtgrössen) gemessen werden, oder individuelle Ziele. Die Performance wird in der Regel während eines einjährigen Zeitraumes ermittelt.

(3)
The short-term variable compensation shall be based on, in particular, performance criteria with reference to the Group, or parts thereof, which are measured in absolute terms or relative to other companies or to comparable benchmarks, or individual targets. Such performance shall generally be measured over intervals of one year.

(4)
Die langfristige variable Vergütung berücksichtigt insbesondere Performancekriterien, welche die strategischen Ziele des Konzerns oder von Teilen davon unterstützen und die in absoluten oder relativen Kriterien (zu anderen Unternehmen oder zu vergleichbaren Richtgrössen) gemessen werden. Die Gesamterreichung der vorab festgelegten Performanceziele wird während eines Zeitraums von in der Regel nicht weniger als drei Jahren ermittelt.

(4)
The long-term variable compensation shall be based on, in particular, performance criteria supporting strategic objectives of the Group, or parts thereof, which are measured in absolute terms or relative to other companies or comparable benchmarks. The total achievement of performance targets designated in advance shall generally be measured over intervals of not less than three years.

Artikel 25 Allgemeine Vergütungsgrundsätze	Article 25 General principles of compensation

(1)
Juristische Personen, die direkt oder indirekt von der Gesellschaft kontrolliert werden, können den Mitgliedern des Verwaltungsrates oder der Geschäftsleitung für ihre Tätigkeit eine Entschädigung bezahlen, sofern diese Entschädigung durch einen genehmigten Gesamtbetrag oder einen Zusatzbetrag gemäss Art. 27 dieser Statuten abgedeckt sind.

(1)
Legal entities which are directly or indirectly controlled by the Company may pay compensation to members of the Board of Directors or of the Executive Management for their services, provided that such compensation is covered by an approved aggregate amount or an additional amount pursuant to art. 27 of these Articles of Association.

(2) Nicht als Vergütungen, Darlehen oder Kredite gelten insbesondere die folgenden Positionen, die nicht zu den bewilligungspflichtigen Beträgen nach Art. 27 dieser Statuten hinzugerechnet werden:	(2) In particular, the following items are not deemed compensation, loans or credits and shall not be added to the amounts subject to approval according to art. 27 of these Articles of Association:
a. Entschädigungen für Aufwendung und steuerlich abzugsfähige Pauschalbeträge;	a. Reimbursement of expenses and tax-deductible lump-sum expenses;
b. Prämien für Versicherungen, die nach Ansicht des Vergütungsausschusses im Interesse der Gesellschaft abgeschlossen werden;	b. premiums for insurance which are in the view of the Compensation Committee entered into in the interest of the Company;
c. unbedeutende Sachleistungen, allgemeine Leistungen an Arbeitnehmer und andere ähnliche Nebenleistungen; und	c. insignificant benefits in kind, general employee benefits and other similar fringe benefits; and
d. Entschädigungen, Vorschüsse und Versicherungen gemäss Abs. 3 dieses Artikels.	d. indemnification, advances and insurances according to para. 3 of this article.
(3) Die Gesellschaft kann im Rahmen der gesetzlichen Bestimmungen die Mitglieder des Verwaltungsrates	(3) The Company may, to the extent permitted by law, indemnify members of the Board of Directors or the oder der Geschäftsleitung für Schäden entschädigen, die ihnen durch Verwaltungs- oder Gerichtsverfahren oder durch Vergleiche im Zusammenhang mit ihrer Tätigkeit für die Gesellschaft entstanden sind, oder Vorschüsse auf diese Beträge leisten oder Versicherungen abschliessen. Solche Entschädigungen, Vorschüsse und Versicherungen gelten nicht als Vergütung.

Executive Management for any damages suffered through administrative or judicial proceedings, or settlements, in connection with their services for the Company, or provide advances on such amounts, or purchase insurance. Such indemnification, advances, and insurance shall not be considered compensation.

(4)
Alle Aktienzuteilungen stellen eine Vergütung für das Jahr dar, in dem sie gewährt werden, und werden zum Marktwert am Tag der Gewährung bewertet, der vom Verwaltungsrat oder dem Vergütungsausschuss festgelegt wird. Der Verwaltungsrat oder der Vergütungsausschuss kann jedoch, wenn er dies unter den gegebenen Umständen für angemessen hält, festlegen, dass die Gesamtheit oder ein Teil einer Zuteilung eine variable Vergütung in einem anderen Jahr als dem Jahr der Zuteilung darstellt und nach einem anderen Bewertungsansatz bewertet wird (soweit dies nach geltendem Recht zulässig ist).

(4)
Any equity awards constitute compensation for the year during which they are granted and shall be valued at the fair value at the date of grant as determined by the Board of Directors or the Compensation Committee. However, if the Board of Directors or the Compensation Committee deems it reasonable under the circumstances, it may determine that all or part of an award shall constitute variable compensation in a different year from the year in which it is granted and be valued using a different valuation approach (to the extent permitted by applicable law).

(5)
Der Verwaltungsrat oder der Vergütungsausschuss ist befugt, weitere Bedingungen für Aktienzuteilungen oder variable Vergütungen festzulegen, sei es in Bonus- und Aktienbeteiligungsplänen, Arbeits- oder Zuteilungsverträgen oder auf andere Weise. Sie legen die Bedingungen für die Zuteilung, das Vesting, die Sperrung, die Leistung, die Ausübung und den Verfall von Aktienzuteilungen fest und können Mechanismen für die Anpassung oder Rückforderung von variablen Vergütungen vorsehen. Insbesondere können sie vorsehen, dass bestimmte variable Vergütungen oder deren Gegenwert in bar während der Freistellung gezahlt oder gewährt werden (in diesem Fall kann die Auszahlung auf dem durchschnittlichen Bonus oder der durchschnittlichen Prämie des letzten Jahres/der letzten Jahre oder auf dem Zielbonus oder der Zielprämie beruhen), und dass Aktienzuteilungen unverfallbar werden und etwaige Sperrfristen aufgehoben werden (i) im Falle eines Kontrollwechsels in Bezug auf die Gesellschaft und (ii) im Falle der Beendigung des Beschäftigungsverhältnisses eines Mitglieds der Geschäftsleitung.

(5)
The Board of Directors or the Compensation Committee is authorized to specify any further terms and conditions of equity awards or variable compensation, be it in bonus and equity incentive plans, employment or award agreements or otherwise. They shall determine grant, vesting, blocking, performance, exercise and forfeiture conditions of any equity awards and may provide for mechanisms for adjustment or claw back of variable compensation. In particular, they may provide that certain variable compensation or their cash equivalent is paid or granted during garden leave (in which case the pay-out may be based on the average bonus or incentive paid in the last year(s) or on the target bonus or incentive), and that equity awards will vest and any blocking periods will be waived (i) in the event of a change in control regarding the Company and (ii) in the event of termination of employment of a member of the Executive Management.

Artikel 26 Vorsorgeleistungen	Article 26 Retirement Benefits

(1)
Die Gesellschaft kann eine oder mehrere unabhängige Vorsorgeeinrichtungen für die berufliche Vorsorge errichten oder sich solchen anschliessen. Arbeitgeberseitige Beiträge an solche Vorsorgeeinrichtungen, nicht aber die von solchen Vorsorgeeinrichtungen ausgerichteten reglementarischen Leistungen, gelten als Bestandteil

(1)
The Company may establish one or more independent pension funds for occupational pension benefits or may join such funds. Contributions to such pension funds on the part of the employer, but not benefits which are paid out by such pension funds, are deemed part of the compensation. Retirement benefits accumulated or paid directly by the employer based der Vergütung. Aufgrund anwendbarer Regelungen (inklusive unter qualifizierten und nichtqualifizierten beitragsorientierten Plänen) für die berufliche Vorsorge direkt vom Arbeitgeber geäufnete bzw. ausgerichtete Vorsorgeleistungen werden gleich behandelt wie Beiträge an und Leistungen von Vorsorgeeinrichtungen.

on applicable regulations on occupational pension benefits (including under qualified and non-qualified defined contribution plans) are treated the same way as contributions to and benefits by pension funds.

(2)
Die Gesellschaft und ihre Tochtergesellschaften können Mitgliedern der Geschäftsleitung anstelle oder zusätzlich zu den Leistungen nach Artikel 26 Abs. 1 direkt Vorsorgeleistungen (wie Renten, Kauf von Krankenversicherungen etc.) ausserhalb der beruflichen Vorsorge in Aussicht stellen und nach ihrer Pensionierung ausbezahlen. Solche Renten sollen pro Jahr die letzte an dieses Mitglied ausbezahlte jährliche Grundvergütung nicht übersteigen. Bei Kapitalabfindungen wird der Wert einer Vorsorgeleistung aufgrund anerkannter versicherungsmathematischer Methoden ermittelt. Die Zahlung von Überbrückungs- bzw. Zwischenleistungen zwischen Frühpensionierung und regulärem Rentenalter ist möglich. Zudem können die Mitglieder der Geschäftsleitung an den von der Gesellschaft unterhaltenen Krankenversicherungsprogrammen teilnehmen.

(2)
Instead of or in addition to benefits pursuant to article 26 para. 1, the Company and its subsidiaries may directly offer retirement benefits (such as pensions, purchase of health care insurances etc.) outside of the scope of occupational pension benefit regulations to members of the Executive Management and may pay them out after retirement. Such retirement benefits shall not exceed the last paid out annual base salary of the respective member per year. In the case of lump-sum settlements, the value of a pension shall be determined based on recognized actuarial methods. The payment of bridge or interim annuities between early retirement and the regular retirement age is possible. In addition, the members of the Executive Management may participate in the health plans maintained by the Company.

Artikel 27 Genehmigung durch die Generalversammlung	Article 27 Approval by the General Meeting

(1) Die ordentliche Generalversammlung beschliesst jedes Jahr gesondert den maximalen Gesamtbetrag:	(1) Each year the Annual General Meeting shall approve separately the maximum aggregate amount each of:
a. der Vergütungen des Verwaltungsrates bis zur nächsten ordentlichen Generalversammlung; und	a. the compensation of the Board of Directors until the next Annual General Meeting; and
b. der Vergütungen der Geschäftsleitung für das nächste Kalenderjahr.	b. the compensation of the Executive Management for the next calendar year.
(2) Die ordentliche Generalversammlung stimmt jedes Jahr in einer Konsultativabstimmung über den Vergütungsbericht ab.	(2) Each year the Annual General Meeting shall vote on the Compensation Report in a non-binding vote.
(3)
Stimmt die Generalversammlung einem Gesamtbetrag gemäss Abs. 1 dieses Artikels nicht zu, so kann der Verwaltungsrat unter Berücksichtigung des Abstimmungsergebnisses, anderer Rückmeldungen von Aktionären und anderer Angelegenheiten nach eigenem Ermessen an einer nachfolgenden (ausserordentlichen oder ordentlichen) Generalversammlung einen neuen Antrag auf einen solchen Gesamtbetrag stellen, und die Gesellschaft kann die Vergütung vorbehältlich der nachfolgenden Genehmigung ausrichten. Der Verwaltungsrat kann die Anträge auch aufteilen, indem er bestimmte Vergütungselemente, kürzere Zeiträume oder einen engeren Personenkreis zur Genehmigung vorschlägt.

(3)
If the General Meeting does not approve an aggregate amount pursuant to para. 1 of this article, the Board of Directors shall consider the results of the vote, other shareholder feedback and other matters in its discretion and it may thereafter submit a new proposal for such aggregate amount at a subsequent (extraordinary or annual) General Meeting, and the Company may pay compensation subject to the subsequent approval. The Board of Directors may also split proposals for approval by submitting proposals in respect to particular elements of compensation, shorter periods of time, or a more limited group of persons.

(4) Die Generalversammlung kann jederzeit eine nachträgliche Erhöhung eines genehmigten	(4) The General Meeting may at any time approve a subsequent increase of an approved aggregate

Gesamtbetrages oder zusätzliche Beträge für bestimmte Vergütungen bewilligen. Insbesondere kann sie einen allfälligen ausserordentlichen Bonus genehmigen, der (i) an den Verwaltungsrat in bar oder in Aktien für die in einer vorangegangenen Periode geleistete ausserordentliche und zusätzliche Arbeit oder (ii) an die Geschäftsleitung für die im vorangegangenen Kalenderjahr erbrachte Leistung ausserhalb und zusätzlich zu einem allfälligen Bonus im Rahmen von Abs. 1 lit. b dieses Artikels ausbezahlt wird.

amount or approve additional amounts for certain elements of compensation. In particular, it may approve a possible extraordinary bonus payable (i) to the Board of Directors in cash or shares for extraordinary and additional work performed in a preceding period or (ii) to the Executive Management for the performance in the prior calendar year outside of and in addition to any bonus paid within the scope of para. 1 lit. b of this article.

(5)
Die Gesellschaft ist ermächtigt, solchen Mitgliedern der Geschäftsleitung, die nach dem entsprechenden Genehmigungsbeschluss der Generalversammlung in die Geschäftsleitung eintreten, eine Entschädigung (einschliesslich einer Entschädigung für den Verlust der Vergütung oder für finanzielle Nachteile im Zusammenhang mit dem Wechsel des Arbeitsverhältnisses) zu zahlen, auch wenn der von der Generalversammlung bereits genehmigte Gesamtbetrag nicht ausreicht. Diese Zusatzbeträge müssen nicht von der Generalversammlung genehmigt werden, sofern ihre Summe in jedem einzelnen relevanten Zeitraum 40% des genehmigten maximalen Gesamtbetrags (vollständig und nicht pro rata temporis) der Vergütung der Mitglieder der Geschäftsleitung für denselben Zeitraum, für den bereits eine Genehmigung durch die Generalversammlung vorliegt, nicht überschreitet.

(5)
The Company is authorized to pay compensation (including indemnification for loss of compensation or for financial disadvantages in connection with the change of employment) to such members of Executive Management who after the relevant approval resolution by the General Meeting join the Executive Management, even if the total amount already approved by the General Meeting is not sufficient. These supplementary amounts do not need to be approved by the General Meeting, provided that their sum in each single relevant period does not exceed 40% of the approved maximum aggregate amount (in full, not pro rata temporis) of the compensation of the members of Executive Management for the same period of time for which approval by the General Meeting has already been obtained.

(6) Eine durch Wechselkursschwankungen bedingte Überschreitung der genehmigten maximalen Gesamtbeträge bleibt unberücksichtigt.	(6) Any excess of the approved maximum aggregate amounts due to exchange rate fluctuations shall be disregarded.

Artikel 28 Arbeits- und Mandatsverträge	Article 28 Employment and Agency Agreements

(1) Die Dauer der Verträge, die den Vergütungen für die Mitglieder des Verwaltungsrats zugrunde liegen, darf die Amtsdauer nicht überschreiten.	(1) The duration of the agreements on which the remuneration of the members of the Board of Directors is based may not exceed the term of office.
(2)
Arbeitsverträge mit den Mitgliedern der Geschäftsleitung können befristet oder unbefristet ausgestaltet sein. Die maximale Dauer für befristete Verträge beträgt ein Jahr. Eine Erneuerung ist zulässig. Die Kündigungsfrist bei unbefristeten Verträgen beträgt maximal ein Jahr.

(2)
Agreements with members of Executive Management on which the compensation paid to such members is based, and employment agreements with the members of Executive Management may be concluded for a definite or indefinite term. The maximum term of agreements concluded for a definite term shall be one year. Renewal of such agreements is permitted. The maximum termination notice period for agreements concluded for an indefinite term shall be one year.

(3) Die Gesellschaft kann mit Mitgliedern der Geschäftsleitung Vereinbarungen über ein entschädigungspflichtiges Konkurrenzverbot nach	(3) The Company may enter into compensated non-competition agreements with members of Executive Management after termination of the

Beendigung des Arbeitsverhältnisses abschliessen. Die für das Konkurrenzverbot zu zahlende Gesamtentschädigung darf höchstens die durchschnittliche Jahresvergütung der letzten drei Geschäftsjahre betragen.
employment. The total compensation payable for the non-compete obligation may only amount to the average annual compensation of the previous three financial years.
(4) Während der Freistellung kann die variable Vergütung anteilig gezahlt werden.	(4) During garden leave, the variable compensation may be paid pro rata.

Artikel 29 Rechtsnatur	Article 29 Legal Nature

Die Bestimmungen dieses Abschnitts sind gesellschaftsrechtlicher Natur und begründen keine individuellen Ansprüche auf Leistungen.	The provisions of this section are of a company-law nature and do not create individual claims for benefits.

5. Geschäftsjahr und Gewinnverwendung	5. Financial year and appropriation of profit

Artikel 30 Geschäftsjahr, Geschäftsbericht	Article 30 Financial year and Annual Report

(1) Der Verwaltungsrat legt das Geschäftsjahr fest.	(1) The Board of Directors determines the financial year.
(2)
Der Verwaltungsrat erstellt für jedes Geschäftsjahr einen Geschäftsbericht, der sich aus der Jahresrechnung (bestehend aus Erfolgsrechnung, Bilanz und Anhang sowie gegebenenfalls einer Geldflussrechnung), dem Lagebericht und der Konzernrechnung zusammensetzt.

(2)
The Board of Directors shall prepare for each financial year an annual report which includes the annual financial statements (comprising income statement, balance sheet and notes thereto, and, if required, a cash flow statement), the management report, and the consolidated financial statements.

Artikel 31 Verwendung des zur Ausschüttung verfügbaren Gewinns	Article 31 Appropriation of the profit available for distribution
(1) Unter Vorbehalt zwingender gesetzlicher Vorschriften kann die Generalversammlung den Bilanzgewinn nach ihrem Ermessen verwenden, insbesondere die Höhe der Dividende bestimmen.	(1) Subject to mandatory statutory provisions, the General Meeting may allocate the profits shown in the balance sheet, and in particular determine the amount of the dividend, at its discretion.
(2) Dividenden und ähnliche Ausschüttungen, die nicht innerhalb von fünf Jahren nach ihrer Fälligkeit bezogen worden sind, verfallen und fallen an die Gesellschaft zurück.	(2) Dividends and similar distributions which have not been collected within five years after their due date shall lapse and accrue to the Company.

6. Auflösung und Liquidation der Gesellschaft	6. Winding up and liquidation of the Company

Artikel 32 Auflösung und Liquidation der Gesellschaft	Article 32 Winding up and liquidation of the Company

(1) Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen Vorschriften und dieser Statuten beschliessen.	(1) The General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the law and these Articles of Association.

(2) Die Liquidation wird vom amtierenden Verwaltungsrat durchgeführt, sofern die Generalversammlung nicht andere Personen zu Liquidatoren ernennt.	(2) The liquidation shall be carried out by the Board of Directors then in office, unless the General Meeting appoints other persons as liquidators.
(3) Die Liquidatoren haben die unbeschränkte Befugnis, das gesamte Gesellschaftsvermögen zu verwerten und die Gesellschaft abzuwickeln.	(3) The liquidators shall have unrestricted power and authority to liquidate all corporate assets and wind up the Company.
(4)
Nach Begleichung aller Verbindlichkeiten wird das Vermögen der Gesellschaft an die Aktionäre im Verhältnis der Nennwerte ihrer Aktien verteilt. Der von den Aktionären nicht eingezahlte Betrag wird mit der Liquidationsdividende verrechnet.

(4)
After all liabilities have been settled, the assets of the Company shall be distributed to the shareholders in proportion to the nominal values of their shares. Any amount not paid in by shareholders shall be set off against the liquidation dividend.

7. Bekanntmachungen, Gerichtsstand	7. Communications and notices, Jurisdiction

Artikel 33 Publikationsorgan	Article 33 Means of publication

(1) Die Mitteilungen der Gesellschaft an die Aktionäre und die Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.	(1) All communications by the Company to its shareholders and all Company notices shall be published in the Swiss Official Gazette of Commerce.
(2)
Mitteilungen an die Aktionäre können stattdessen oder zusätzlich per gewöhnlichem Brief an ihre im Aktienregister eingetragenen Adressen oder per E-Mail oder in einer anderen Form, die der Verwaltungsrat für angemessen hält, erfolgen.

(2)
Notifications to the shareholders may instead, or in addition, be made by unregistered mail to their addresses registered in the share register, or by e-mail or in such other form as the Board of Directors deems fit.

Artikel 34 Gerichtsstand	Article 34 Jurisdiction

(1) Der ausschliessliche Gerichtsstand für aus dem Gesellschaftsverhältnis entstehenden oder damit in Zusammenhang stehenden Streitigkeiten befindet sich am Sitz der Gesellschaft.	(1) The exclusive place of jurisdiction for any disputes arising from or in connection with the corporate relationship in the Company shall be at the registered office of the Company.
(2)
Der ausschliessliche Gerichtsstand für jegliche Streitigkeiten, in denen Ansprüche geltend gemacht werden, die sich aus US-Wertpapiergesetzen, einschliesslich des U.S. Securities Act von 1933 in der jeweils gültigen Fassung, oder dem U.S. Exchange Act von 1934 in der jeweils gültigen Fassung und jeglicher darunter erlassener Regeln und Vorschriften ergeben, ist der United States District Court for the Southern District of New York, oder, sollte der United States District Court for the Southern District of New York für die bei ihm geltend gemachten Ansprüche nicht zuständig sein, kann ein anderes zuständiges bundesstaatliches (federal) Gericht der Vereinigten Staaten von Amerika über solche Ansprüche entscheiden.

(2)
The exclusive place of jurisdiction for any disputes asserting a claim arising under U.S. Securities Laws, including the U.S. Securities Act of 1933, as amended, or the U.S. Exchange Act of 1934, as amended, and any rules and regulations promulgated thereunder, shall be the United States District Court for the Southern District of New York, or, if the United States District Court for the Southern District of New York does not have jurisdiction over such claims, any other federal district court of the United States of America having competent jurisdiction may hear such claims.

8. Massgebliche Version	8. Prevailing Version

Artikel 35 Massgebliche Version	Article 35 Prevailing Version

Diese Statuten existieren in deutscher und englischer Fassung. Die deutsche Fassung geht vor.	A German and an English version exist of these Articles of Association. The German version shall prevail.

9. Qualifizierte Tatbestände	9. Qualified Matters

Artikel 36 Sacheinlagen	Article 36 Contribution in Kind

Anlässlich der Kapitalerhöhung vom [•] 2025 übernimmt die Gesellschaft gemäss dem Sacheinlagevertrag datiert per [•] 2025 [•] Mitgliedschaftsanteile an der ASH US GROUP, LLC, Delaware, USA, mit einer Bewertung von USD [•], wofür [•] als Sacheinlegerin (handelnd auf Rechnung der Aktionäre der The Shyft Group, Inc., Novi, Michigan, USA) im Gegenzug [•] neue Namenaktien zu einem Ausgabebetrag von USD 1.00 pro Stammaktie erhält.

At the occasion of the capital increase on [•] 2025 the Company receives according to the capital contribution agreement dated [•] 2025 [•] membership interests in ASH US GROUP, LLC, Delaware, USA, with a valuation of USD [•], for which [•], as contributor (acting for the account of the shareholders of The Shyft Group, Inc., Novi, Michigan, USA) in exchange receives [•] new registered shares at an issue price of USD 1.00 per registered share.

Annex G
Organizational Regulations
of
[•] Ltd
with registered office in [•], Switzerland
(the “Company”)
dated [•] 2025

1	General provisions
1.1	Principles and scope of application
1
These organizational regulations (the “Regulations”) were enacted by the board of directors of [Badger] Ltd (the “Company”) on the basis of Article 716b of the Swiss Code of Obligations (“CO”) and Article 17 para. 2 of the articles of association of the Company (the “Articles”).

2
These Regulations define the organization and responsibilities of the executive bodies of the Company (the “Executive Bodies”). They implement and supplement applicable law and the Articles by establishing binding rules regarding the organization of the Company and its subsidiaries (the “Group Companies” and, together with the Company, the “Group”) and its overall management.

1.2	Executive Bodies
3	These Regulations govern the internal organization and corporate governance as well as functions, powers and duties of the following Executive Bodies and persons of the Company:
a)
the board of directors of the Company (the “Board”) and its members (each a “Board Member”), including its chairperson (the “Chairperson”), its vice-chairperson (the “Vice-Chairperson”) and its lead independent director (the “Lead Independent Director”);

b)	the committees of the Board (the “Board Committees”);
c)	the executive management of the Company (the “Executive Management”) under the leadership of the chief executive officer of the Company (the “CEO”);
d)	the secretary of the Board (the “Secretary”).
1.3	Organization of the Group
4
The Company, as the listed parent company of the Group, controls directly or indirectly all subsidiaries (which, for the avoidance of doubt, shall include all types of legal entities controlled directly or indirectly by the Company) of the Group. The Company fulfils strategic, financial and management functions not only for itself, but also with respect to the Group companies and entities. In view of this group-wide function, the Board and the other Executive Bodies in general have to make determinations on matters that pertain to both the Company and its subsidiaries. Notwithstanding this, the Company respects the legal independence of all its subsidiaries according to applicable laws. It sets standards for the Group to allow for an efficient and harmonized steering of the Group subject to applicable legal limitations.

2	The Board of Directors
2.1	Constitution
5
The general meeting of shareholders of the Company (the “General Meeting”) elects the Chairperson and the other Board Members in accordance with article 7 para. 5 of the Articles. PCS (as defined in article 16 of the Articles) has nomination rights in accordance with article 16 of the Articles.

6	The Board appoints one of its members as Vice-Chairperson for a term of office until completion of the next General Meeting.
7
The Board further appoints the Secretary (a person keeping the minutes and supporting in the preparation of the meetings of the Board (the “Board Meetings”), who does not need to be a member of the Board. The Secretary, for purposes of his or her duties related to the Secretary function, directly reports to the Chairperson.

8
The Board, upon recommendation of the Governance and Sustainability Committee, shall submit nominations of new Board Members for election at the General Meeting, which ensure an adequate size as well as a diverse and well-balanced composition of the Board, and that a majority of the Board Members are independent within applicable legal and stock exchange requirements.

2.2	Responsibilities
2.2.1	Principle
9
The Board is entrusted with the ultimate direction, the supervision and control of the management of the Company and the Group. It is authorized to pass resolutions on all matters which are not reserved for or delegated to the General Meeting or another body of the Company by law, the Articles or these Regulations.

2.2.2	Powers and duties
10	In particular, the Board shall have the following powers and duties:
a)	ultimate direction and issuing the necessary policies and directives with respect to the Company and the Group;
b)	determination of the organization and strategy with respect to the Company and the Group;
c)	determination of the accounting system, reporting and financial controls as well as the financial planning with respect to the Company and the Group;
d)
appointment and removal of the members of the Board Committees (except for the members of the Human Resources and Compensation Committee), the Secretary, the CEO and the other members of the Executive Management;

e)	granting and withdrawal of signatory rights;
f)
ultimate supervision of the persons entrusted with the management, in particular in view of compliance with the law (including stock exchange regulations and the rules of the U.S. Securities and Exchange Commission applicable to the Company), as it may change from time to time (“Applicable Law”), the Articles, these Regulations and other internal regulations, policies and directives;

g)
review and approval of the business report (including the annual report, the consolidated financial statements of the Group and the annual financial statements of the Company) and of the compensation report, the report on non-financial matters pursuant to art. 964c CO and other reports that are subject to approval by the Board, and receipt of the reports of the auditors;

h)	planning of the General Meeting of the Company and implementation of its resolutions;
i)	approval of quarterly reports and interim accounts;
j)	submission of a motion for debt-restructuring moratorium (Nachlassstundung) and notification of the court in case of over-indebtedness;
k)	execution of the tasks reserved to the Board by law in the context of changes of share capital;
l)	establishment of the dividend policy;
m)	approval of the consolidated Group budget;
n)	response to any takeover offer for the Company;
o)	decision on agreements related to mergers, spin-offs, conversions and/or transfers of assets (Vermögensübertragung) pursuant to the Swiss Merger Act (Fusionsgesetz) with respect to the Company;
p)	verification of the professional qualifications of the auditors in accordance with the statutory requirements;
q)	establishment of any code of conduct;
r)	determination of the authorities to approve investments, capital expenditures and other financial thresholds in the Charter of Competence (which are enacted separately by the Board); and
s)	approval of share buybacks of the Company.

2.2.3	Delegation of management
11
Where not stipulated as a Board responsibility in the law, the Articles or these Regulations, the Board delegates the management of the Company and the Group to the members of the Executive Management pursuant and subject to these Regulations.

2.2.4	Performance assessment
12
Once per year, the Board shall, under the direction of the Chairperson (in cooperation with the Lead Independent Director, if applicable), assess its proper performance as well as the performance of the CEO and the Executive Management.

2.3	Meetings of the Board of Directors
2.3.1	Frequency
13	Board Meetings shall be held as often as the business requires, but as a general rule at least four times per year.
2.3.2	Convocation
14
Board Meetings shall be convened by the Chairperson. In the absence of the Chairperson, another Board Member may convene a Board Meeting. Any Board Member may, in writing and stating the items to be discussed, request that the Chairperson call a Board Meeting.

2.3.3	Place
15
Board Meetings may be held in person, by telephone, by video conference or other electronic means. Unless otherwise decided by the Board, at least 50% of the Board Meetings shall take place physically in Switzerland with the majority of the Board Members present in person.

2.3.4	Invitation
16
The invitation to attend a regular Board Meeting shall be made in writing including by email, listing the items on the agenda, at least ten (10) calendar days in advance. In urgent or extraordinary cases, the Chairperson may convene a Board Meeting by some other appropriate manner and at shorter notice.

2.3.5	Agenda items
17
The agenda shall be prepared by the Chairperson. Motions for the agenda and any enclosures must be addressed to the Chairperson sufficiently in advance for the invitation and the motions to be circulated simultaneously, except in cases where urgency does not allow for keeping this time frame.

18
At Board Meetings, each Board Member shall be entitled to submit proposals regarding the items on the agenda. This right may also be exercised by way of correspondence. If all Board Members are present and agree, deviations from the formal requirements are permitted; in particular, decisions can be taken that relate to matters not stated on the agenda.

19
Furthermore, these formal requirements do not have to be observed if a Board Meeting is only convened to record the implementation of an approved change of the share capital or of the currency of the share capital, to pass resolutions regarding the corresponding changes to the Articles and to adopt a report on a capital increase.

2.3.6	Chairpersonship
20	The Board Meetings shall be chaired by the Chairperson or, in their absence, by the Vice-Chairperson or another Board Member.
2.3.7	Representation
21	Absent Board Members may not be represented.

2.4	Resolutions
2.4.1	Attendance quorum
22
The attendance quorum of the Board is met if at least half of the Board Members are present. Board Members may attend the Board Meetings by any means of communication (e.g., by telephone, video, internet/intranet or other technical means) and the requirement of presence is met if the Board Members are able to communicate simultaneously.

23
No attendance quorum is required to record the implementation of an approved change of share capital or a change in the currency of the share capital, to pass resolutions regarding the corresponding changes to the Articles and to adopt a report on a capital increase.

2.4.2	Majority and casting vote
24	Resolutions shall be passed by the majority of the votes cast. Abstentions shall not be counted. In case of a tie, the Chairperson shall not have a casting vote.
25	The affirmative majority of all Board Members, whether present or not, is required for a resolution on:
-	changes to these Regulations;
-	changes to the Charter of Competence;
-	an additional listing of the Company’s shares on a stock exchange;
-
the decision to carry out a capital increase based on art. 3a and/or art. 3b of the Articles (i.e., within the conditional capital or the capital band) in the amount of more than 5% of the Company’s issued share capital and, to the extent that the Board has already issued capital in a previous capital increase based on art. 3a and/or 3b of the Articles, or reserved such capital, any capital increase based on art. 3a and/or art. 3b of the Articles which would, together with such previous capital increase, exceed 5% of the Company’s issued share capital.

2.4.3	Resolutions by written consent
26
Resolutions of the Board may also be passed in writing (including signed by way of DocuSign or another electronic signature that does not need to be in qualified form), by email or in other electronic form as determined by the Chairperson, unless a Board Member requests oral consideration within the period indicated in the corresponding motion. These circular resolutions shall be considered approved if all Board Members have given their written consent (including by email or in other electronic form as determined by the Chairperson).

2.5	Minutes
27
Minutes of the proceedings and resolutions of the Board shall be taken and signed by the Chairperson and the Secretary. If no Secretary has been appointed, or if the Secretary is not present at the Board Meeting, an ad-hoc secretary shall be appointed.

2.6	Information and right to information of the Board of Directors
2.6.1	Documents
28	The Board shall determine which written documents shall be regularly circulated for the information of the Board.
2.6.2	Right to request information
29	Any Board Member may request information about all matters concerning the Company and the Group reasonably necessary to fulfil the fiduciary duties of such Board Member.
30
At the Board Meetings, the CEO, if present, or the Chairperson or Lead Independent Director (or another person so designated by the Chairperson or Lead Independent Director) shall inform the Board on the current course of business and on important developments of the Company and the Group. In addition, at Board Meetings, all Board Members as well as all present members of the Executive Management shall be obliged to provide the information requested by any Board Member.

31
Outside of Board Meetings, any Board Member may request information concerning the course of the business of the Group and the Company as well as on specific business dealings/matters of the Company by addressing a written request (including by email) to the Chairperson with a copy to the Vice-Chairperson, the CEO and the Lead Independent Director (if applicable) for information. If the Chairperson rejects the Board Member’s request for information, the respective Board Member may ask that the Board decide on such request. The Board shall be informed promptly of any extraordinary business development, and Board Members shall be informed of extraordinary occurrences promptly by way of circulating letter or by telephone or email.

2.6.3	Inspection rights
32
Board Members have, upon written request (including by email) to the Chairperson with a copy to the Vice-Chairperson, the CEO and the Lead Independent Director (if applicable), full and unrestricted access to the books and records of the Company. If the Chairperson rejects the Board Member’s request for information, the respective Board Member may ask that the Board decide on such request request.

3	The Chairperson
33	The Chairperson has the following powers and duties:
a)
convening, after approval of the meeting agenda and information to be sent to the Board Members by the Lead Independent Director in accordance with section 5.2c) (if applicable), and chairing of Board Meetings, signing the minutes (together with the person keeping the minutes) and, where appropriate, liaising with the CEO in preparation of such Board Meetings;

b)	leading the yearly assessment of the Board;
c)
external communication, after consultation and in coordination with the CEO, on matters of general interest for the Company or the Group and outside the day-to-day operational management vis-à-vis shareholders, investors, the general public, and the media, and without prejudice to section 7.2;

d)	chairing the General Meetings and signing the minutes of such General Meetings (together with the person keeping the minutes);
e)	performing all other tasks which accrue to the Chairperson by law, the Articles or these Regulations.
34	The Chairperson has the right to inspect all books and files.
4	The Vice-Chairperson
35
As long as at least two directors nominated by PCS (as defined in article 15 of the Articles, the “Nominated Directors”) are Board Members, the position of the Vice-Chair shall be filled by one of the Nominated Directors (except in case that the Chairperson is exceptionally a Nominated Director).

36	If the Chairperson is unable to exercise their office, the Vice-Chairperson shall act as their deputy.
37
The Vice-Chairperson, acting as deputy for the Chairperson, shall have the same powers and duties for the performance of their role as a deputy as those accruing to the Chairperson, but such powers and duties shall be confined to resolutions to be passed during the period of the representation.

38	If the Vice-Chairperson is unable to act as deputy, the longest serving Board Member shall take their office.
5	The Lead Independent Director
5.1	Appointment
39	If the Chairperson is not independent, the Board (upon proposal by the Governance and Sustainability Committee) appoints a Lead Independent Director who is to be confirmed annually.
5.2	Powers and duties
40
The Lead Independent Director coordinates the activities of the other independent Board Members and performs such duties and responsibilities as the Board may determine. He serves as liaison between the Chairperson and the independent Board Members, with whom he can call separate meetings.

41	The Lead Independent Director shall:
a)	convene and chair the independent Board Members’ sessions taking place without the presence of the Chairperson, which shall occur as often as business requires, but at least once a year;
b)	preside at all other meetings at which the Chairperson and the Vice Chairperson are not present and provide prompt and candid feedback to the Chairperson and the CEO;
c)
approve meeting agendas and information sent to the Board Members, as well as meeting schedules to ensure that the Board and the Board Committees have sufficient time for discussion of all agenda items;

d)	work with the Governance and Sustainability Committee in the performance evaluation process of the Board and individual Board Members and personally conduct performance evaluations as appropriate;
e)
consider the design and organization of the Board, including review and vetting of potential nominees and committee structure and membership, and provide input to the Governance and Sustainability Committee;

f)	facilitate communication between Board Members and the Chairperson and the CEO, respectively, without becoming the exclusive means of such communication;
g)	monitor the Company’s mechanism for receiving and responding to communications to the Board from shareholders; and
h)	monitor the Board’ activities to ensure sound corporate governance and independence in deliberations.
42
In performing the duties described above, the Lead Independent Director is expected to consult with the chairpersons of the appropriate Board Committees and solicit their participation. In general, the Lead Independent Director chairs the Governance and Sustainability Committee.

6	The Board Committees
6.1	Board Committees and ad-hoc Board Committees
43
The Board delegates certain tasks to standing Board Committees and may, at any time, further designate one or more additional ad-hoc Board Committees as necessary, whereas the additional ad-hoc Board Committees shall not have any decision-making authority. The Chairperson, the Vice Chairperson, and such other Board Members approved by the respective chairperson of the Board Committee have the right to attend meetings of the Board Committees (unless such attendance would create an apparent conflict of interest).. The Board shall in particular have the following Board Committees:

a)	Audit Committee;
b)	Human Resources and Compensation Committee;
c)	Governance and Sustainability Committee.
6.2	Charters
44
The composition, powers and duties of the Board Committees are determined in the Articles and in separate committee charters, which form an integral part of these Regulations. The membership, powers and duties for ad-hoc committees are determined in the respective resolutions of the Board.

6.3	Composition
45
Subject to the powers of the General Meeting with respect to the Human Resources and Compensation Committee and unless otherwise determined by a Board Committee’s charter or Applicable Law, each Board Committee is constituted by a chair and at least one further member, each appointed by the Board from among the Board Members in accordance with the Committee’s charters. Membership of each Board Committee shall comply with the independence requirements as set forth in each Board Committee charter.

6.4	Term
46	Unless otherwise determined by a Board Committee’s charter, the term of a membership in a Board Committee is one year from the date of appointment.
7	The CEO
7.1	Appointment
47	The Board appoints the CEO, upon motion of the Governance and Sustainability Committee.
7.2	Powers and duties
48
The CEO shall head and direct the Executive Management and be the contact person for the Board in its dealings with the Executive Management. As such, the CEO shall have the following duties and responsibilities:

a)	be responsible of the operational management of the Group under the supervision of the Board;
b)	be responsible for the Executive Management’s good functioning and organization, and convene and chair its meetings;
c)	prepare and supervise the implementation of the resolutions of the Board;
d)	supervise the members of the Executive Management who shall report directly to the CEO;
e)
determine the Executive Management members’ individual annual objectives taking into account the mid-term plan and the budget, and prepare and propose their individual compensation for the approval of the Board following a recommendation of the Human Resources and Compensation Committee (within the maximum amounts approved by the General Meeting);

f)	initiate, develop and manage the strategic planning process with the assistance of the relevant members of the Executive Management, and present the strategic plan to the Board for approval;
g)	subject to section 3 of these Regulations, be in charge of external communication;
h)
in coordination with the Chairperson and subject to section 3 of these Regulations, represent the Company vis-à-vis the shareholders and maintain the relations with shareholders and investors, particularly on matters relating to day-to-day operational management;

i)	present to the Governance and Sustainability Committee and to the Board a succession plan for the members of the Executive Management and key executives on an annual basis; and
j)
lead the process of determining the budget within the Group and present it to the Board for approval. Upon approval by the Board, it shall be the responsibility of the CEO to ensure that all expenditure is within the budget and meets the profitability targets at the different levels.

7.3	Further delegation
49
The CEO may delegate the implementation of the resolutions passed by the Board or a Board Committee to individual members of the Executive Management for execution (who may further delegate such tasks in accordance with section 8.1.4 of these Regulations). The CEO shall monitor the implementation of such resolutions.

8	The Executive Management
8.1	Organization
8.1.1	Appointment
50
Appointment and dismissal of the members of the Executive Management shall in principle be proposed by the CEO (other than with respect to himself), reviewed and recommended by the Governance and Sustainability Committee and approved by the Board.

51	The Executive Management consists of at least three members including the CEO and the chief financial officer.

8.1.2	Compensation
52
Compensation of the members of the Executive Management shall be proposed by the CEO, based on the achievement of objectives and benchmarking, reviewed and recommended by the Human Resources and Compensation Committee and decided by the Board (within the maximum amounts approved by the General Meeting).

8.1.3	Responsibility
53	The members of the Executive Management, under the leadership and direction of the CEO, are responsible for the management of the Group.
8.1.4	Further delegation
54
The members of the Executive Management may further delegate authorities in line with their responsibilities according to regulations issued by the Executive Management in accordance with section 8.2 of these Regulations.

8.2	Powers and duties
55	Subject and according to these Regulations, and under the leadership and direction of the CEO, the Executive Management has the following powers and duties:
a)
conduct the operational management of the Group, implement the strategic business policy, implement these Regulations and draw up the necessary additional regulations and directives for approval by the Board;

b)	prepare the business of the Board and implement its resolutions, directives and approved regulations;
c)
manage and supervise all ongoing business and transactions of the Group within the framework of these Regulations, save for decisions with extraordinary importance which require prior approval by the Board;

d)	prepare for approval by the Board and implement the accounting, financial control and the consolidated Group budget;
e)
prepare and present the annual financial statements, the quarterly accounts, the annual report as well as the report on non-financial matters to the Board or the competent Board Committee, as applicable;

f)	keep the Board informed on all matters of fundamental significance for the business; and
g)	ensure periodical and legally required reporting throughout the organization.
8.3	Meetings of the Executive Management
8.3.1	Frequency
56	The meetings of the Executive Management shall be convened as often as the business of the Company or the Group requires.
8.3.2	Convocation
57
Meetings shall be convened by the CEO or, in the CEO’s absence, by another member of the Executive Management. Any member of the Executive Management may, in writing and stating the items to be discussed, request the CEO to promptly convene a meeting.

8.3.3	Invitation
58
The invitation to attend a meeting of the Executive Management shall be made in writing (including by email), indicating the agenda items, at least five (5) days in advance. The CEO may decide not to include incomplete motions, or motions submitted too late, in the agenda or may defer such motions to a later meeting.

59	In urgent cases, the CEO may convene the Executive Management in some other appropriate form at shorter notice.

8.3.4	Chairpersonship
60	The CEO shall chair the meetings of the Executive Management. The CEO may invite other persons who are not part of the Executive Management to attend the meeting in an advisory capacity.
8.4	Resolutions
8.4.1	Attendance quorum
61
The attendance quorum of the Executive Management is met if the majority of its members are present. Members of the Executive Management may attend the meetings of the Executive Management by any means of communication (e.g., by telephone, video, internet/intranet or other technical means) and the requirement of presence is met if the members of the Executive Management are able to communicate simultaneously.

8.4.2	Majority and casting vote
62	Resolutions shall be passed by a majority of the votes cast. Abstentions shall not be counted. In the event of a tie, the CEO shall have a casting vote.
8.4.3	Items not on the agenda
63	Items which are not on the agenda may only be decided upon if all the present members of the Executive Management consent to a decision being taken.
8.5	Minutes
64	The CEO shall arrange for appropriate minutes of the meetings of the Executive Management recording the substance of the meeting and any decisions taken.
65	Dissenting opinions, made for the record in the context of resolutions of the Executive Management, shall be recorded in the minutes.
8.6	Reporting
66
The CEO shall inform the Chairperson and the Lead Independent Director (if applicable) on an ongoing basis, and the Board regularly, of the course of business and the compliance with the budget and of exceptional occurrences outside the ordinary course of business. In particular, the CEO shall regularly inform the Board of market trends and of objectives and strategies of the Company.

67	Reporting to the Board shall be effected at the Board Meetings. Where appropriate, the CEO shall report to the Board in writing on matters pertaining to the Company and the Group.
68	The CEO may delegate the reporting to the Board to members of the Executive Management.
9	Miscellaneous
9.1	Duty of care and loyalty
69
Each Board Member and each member of the Executive Management shall be under a duty to carry out their responsibilities with due care and to safeguard the best interests of the Company which includes devoting the attention and time necessary for the fulfillment of the duties assigned to them.

9.2	Conflicts of interest
70	Each member of an Executive Body shall arrange their personal and business affairs to avoid an actual or potential conflict of interest.
71
Each member of an Executive Body is obliged to immediately make an appropriate notification if the circumstances change so that they might affect or appear to affect the respective member’s independence or in case of a conflict of interest. In case of a new mandate, such notification must occur prior to accepting such mandate.

72
All conflicts of interest involving a member of an Executive Body, including conflicts of interest that constitute “related party transactions” under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, shall be reported to and reviewed by the Audit Committee in accordance with the terms of its charter. In addition, any conflict of interest involving a Board Member and other directorships or roles as described in the charter of the Governance and Sustainability Committee shall be reported to and reviewed by the Governance and Sustainability Committee in accordance with the terms of its charter.
73
For the purposes of this section, a Nominated Director (as defined in section 4 of these Regulations) is not deemed to have a conflict solely because of the nomination by PCS (as defined in article 15 of the Articles) if they participate (and decide on) matters listed in paragraph 25 of these Regulations or matters that similarly affect all shareholders.

9.3	Confidentiality
74
The members of the Executive Bodies shall keep at all times strictly confidential and refrain from disclosing to third parties any information and documents relating to the Company and/or the Group which they received, or which came to their attention in connection with their function as members of Executive Bodies, except for information already in the public domain. This obligation and duty continues even after the expiration of the term of office.

75
At the latest on expiry of their term of office, the members of the Executive Bodies shall, at the sole discretion of the Company, destroy all documents relating to the Company and/or the Group or return the same. Such destruction or return shall be confirmed in writing by the respective member. If required, for example in case of legal proceedings, the member can access relevant documents at the office of the Secretary.

9.4	Written form
76
Wherever reference is made in these Regulations to written communication, this may be done by any method of transmission which enables evidence of forwarding of the text and evidence of receipt of the message to be produced, i.e. for example by email.

9.5	Authority to sign
77	All persons authorized to represent the Company shall sign jointly with one other such person.
9.6	Indemnification and insurance
78
In accordance with the terms of article 25 para. 3 of the Articles and this Section 9.6 and subject to the limitations of Applicable Law, the Company shall agree to indemnify and hold harmless, to the full extent permitted by Applicable Law, any current and former members of the Executive Bodies (each an “Indemnitee”) for any damage suffered by them as a result of any threatened, pending or completed actions, claims or proceedings, or settlements thereof, in connection with their services as members of the Executive Bodies for the Company or any of the Company’s subsidiaries, and to provide advances on such amounts (including advances on expenses reasonably incurred).

79
The more specific terms and conditions of the Company’s obligation to indemnify shall be agreed in separate indemnification agreements by the Company with the members of the Executive Bodies in a form approved by the Board.

80
Notwithstanding the foregoing, the Company is not obligated to indemnify an Indemnitee with respect to actions, claims or proceedings resulting from an intentional or grossly negligent breach of duty by such Indemnitee.

81	The Company will procure directors’ and officers’ liability insurance for the members of the Executive Bodies in line with customary practice for Swiss companies listed in the United States.

9.7	Final provisions
82	These Regulations come into effect on the first day of trading of the Company’s shares on the NASDAQ Global Select Market.
83	These Regulations shall be verified and, if necessary, amended as deemed appropriate but at least every two years.

Chairperson	Secretary
[NAME]	[NAME]

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS
Item 20. Indemnification of Officers and Directors
Indemnification of Officers and Directors of Shyft
Section 209(1)(c) of the MBCA permits corporations to include provisions in their articles of incorporation eliminating or limiting a director’s liability to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. A corporation may not eliminate such liability for the amount of a financial benefit received by the director to which he or she is not entitled, for intentional infliction of harm on the corporation or the shareholders, for unlawful dividends, stock purchases or redemptions, or for an intentional criminal act. Article VIII of Shyft’s Restated Articles of Incorporation contains such a provision under which Shyft’s directors are not liable to Shyft or its shareholders for monetary damages for any action or failure to act, subject to the limitations set forth in the statute. Shyft’s Restated Articles of Incorporation further provide that if the MBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Shyft’s directors shall be eliminated or limited to the fullest extent permitted by the MBCA as amended.
Both Shyft’s Restated Articles of Incorporation and Shyft’s Second Amended and Restated Bylaws provide that Shyft will indemnify directors, executive officers and others.
Pursuant to Article VII of Shyft’s Restated Articles of Incorporation, Shyft is required to indemnify directors and executive officers to the fullest extent permitted by law in connection with any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding (whether brought by or in the name of Shyft, a subsidiary, or otherwise) arising out of their service to Shyft, a subsidiary, or to another organization at the request of Shyft or a subsidiary. Shyft’s Restated Articles of Incorporation also permit Shyft to indemnify persons who are not directors or executive officers to the extent authorized by bylaw, resolution of the Shyft Board, or contractual agreement authorized by the Shyft Board. The indemnification rights apply to directors, officers, and other persons who have ceased to render such service, and inure to the benefit of the heirs, executors, and administrators of the persons entitled to indemnification.
Article VII of Shyft’s Second Amended and Restated Bylaws provides that any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal (each, an “Action”), other than an Action by or in the right of Shyft, by reason of the fact that he or she is or was a director or executive officer of Shyft, or, while serving as such a director or executive officer, is or was serving at the request of Shyft as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, shall be indemnified by Shyft against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such Action, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Shyft or its shareholders, and, with respect to any criminal Action, had no reasonable cause to believe his or her conduct was unlawful (the “Standard of Conduct”). The termination of any Action by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create any presumption that the person did not act in accordance with the Standard of Conduct.
In addition, under Shyft’s Second Amended and Restated Bylaws any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed Action by or in the right of Shyft to procure a judgment in its favor by reason of the fact that he or she is or was a director or executive officer of Shyft, or, while serving as such a director or executive officer, is or was serving at the request of Shyft as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, shall be indemnified by Shyft against expenses, including attorneys’ fees and amounts paid in settlement actually and reasonably incurred by the person in connection with the defense or settlement of such Action if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Shyft or its shareholders. No indemnification may be made in respect of any claim, issue, or matter as to which such person is found liable to Shyft unless and only to the extent that the court in which such Action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for those expenses that the court deems proper. Persons who are not directors or executive officers of Shyft may be indemnified in respect of such service to the extent authorized at any time by Shyft’s Board, except as otherwise provided by statute or Shyft’s Restated Articles of Incorporation.
Shyft’s Second Amended and Restated Bylaws also provide that to the extent that a director or officer or any other person entitled to mandatory indemnification under Shyft’s Second Amended and Restated Bylaws has been successful on the merits or otherwise in defense of an Action or a claim, issue, or matter therein, Shyft shall indemnify that person against actual and reasonable expenses (including attorneys’ fees), incurred by the person in connection with the Action and any action, suit, or proceeding brought to enforce the mandatory indemnification. No evaluation regarding the Standard of Conduct is required in that situation.
Other than as described in the previous paragraph, Shyft’s Second Amended and Restated Bylaws provide that, except as noted below, Shyft may provide indemnification only upon a determination that indemnification is proper in the circumstances because the indemnified person has met the applicable Standard of Conduct and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. Shyft’s Second Amended and Restated Bylaws provide that the determination shall be made in one of the following manners: (i) by a majority vote of a quorum of Shyft’s Board consisting of directors who are not parties or threatened to be made parties to the Action; (ii) if such a quorum cannot be obtained, by a committee duly designated by Shyft’s Board and consisting solely of two or more directors not at the time parties or threatened to be made parties to the Action ; (iii) by independent legal counsel in a written opinion, which counsel shall be selected by Shyft’s Board or its committee as described in the previous clauses (i) or (ii), or if no quorum can be obtained under either clause, by Shyft’s Board as a whole; (iv) by all independent directors (as defined in the MBCA) not parties or threatened to be made parties to the Action ; or (v) by the shareholders (excluding shares held by directors, officers, employees or agents who are parties or are threatened to be made parties to the Action).
Under Section 564(a)(5) of the MBCA, to the extent that a corporation’s articles of incorporation include a provision eliminating or limiting the liability of a director pursuant to section 209(1)(c), the corporation may indemnify a director for the expenses and liabilities described in the indemnification provisions of the MBCA without a determination that the director has met the applicable Standard of Conduct. However, indemnification without such a determination is not permitted if the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated section 551 regarding impermissible distributions, or intentionally committed a criminal act. Shyft’s Restated Articles of Incorporation contain such a provision eliminating the monetary liability of directors (as noted above), and Shyft’s Second Amended and Restated Bylaws include a provision eliminating the need for a determination that the Standard of Conduct has been met to the same extent contemplated by Section 564(a)(5) of the MBCA.
Shyft’s Second Amended and Restated Bylaws permit Shyft to pay or reimburse the reasonable expenses incurred by a director, officer, employee, or agent who is a party or threatened to be made a party to an Action before final disposition of the Action if the person furnishes to Shyft a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, if any, required by statute for indemnification under the circumstances. The undertaking need not be secured and may be accepted without reference to the financial ability of the person to make repayment.
Shyft’s Second Amended and Restated Bylaws also permit Shyft to purchase and maintain insurance on behalf of directors, officers, employees, or agents and those who are or were serving at Shyft’s request as a director, officer, partner, trustee, employee, or agent of another enterprise, against any liability asserted against and incurred by him or her in any such capacity, whether or not Shyft would have the power to indemnify the person against such liability under the provisions of Shyft’s Second Amended and Restated Bylaws. In accordance with this authorization, Shyft has purchased and maintains at its expense insurance on behalf of directors and officers, within certain limits, covering liabilities which may be incurred by them in such capacities.
The provisions of Shyft’s Restated Articles of Incorporation and Shyft’s Second Amended and Restated Bylaws are consistent with the provisions of the MBCA. Under Sections 561 and 562 of the MBCA, a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to an action because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another entity. Indemnification may be made against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in connection with the action; provided that, unless separately ordered by a court, no indemnification may be made for amounts for which the person is found liable to the corporation in any action by or in the right of the corporation. Indemnification pursuant to Section 561 or 562 of the MCBA is permitted only if the person acted in a manner identical to the Standard of Conduct described above. Under Section 563 of the MBCA, to the extent that a director or officer has been successful on the merits or otherwise in defense of such an action, he or she is entitled to indemnification against actual and reasonable expenses. Under Section 564a of the MBCA, unless ordered by a court or required under Section 563 of the MBCA, indemnification may be provided by the corporation only as authorized in the specific case and only upon a determination, in the manners specified by the MBCA, that the person has met the applicable standard of conduct for indemnification and that the expenses and any amounts paid in settlement were reasonable. The procedures for making such determination specified in the MBCA mirror those contained in Shyft’s Second Amended and Restated Bylaws as described above. Under Section 565b of the MBCA, a corporation may pay or reimburse a person’s reasonable expenses in advance of the final disposition of an action if the person undertakes in writing to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, if any, required for indemnification under the circumstances
Section 565 of the MBCA provides that the indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation’s articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.
Indemnification of Officers and Directors of Aebi Schmidt
Under the applicable laws of Switzerland, the liability of members of the Combined Company Board or the executive management cannot be limited in the articles of association. However, the general meeting of shareholders may discharge (release) the members of the Combined Company Board or the executive management from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. The right of the remaining shareholders to claim damages on behalf of the company expires six months after such resolution has been passed.
It is generally permissible under Swiss law to agree in a fiduciary agreement to hold a board member harmless for any liabilities that he is confronted with during his term of office, save for gross negligence, willful intent, contradictory action with regard to legitimate instructions, or in respect of the violation of certain corporate law duties. Swiss law permits the company or each board member or officer individually to purchase and maintain insurance for directors and officers. The coverage of such insurance depends on the individual insurance policy.
The Amended Articles will provide that the Combined Company Board may, to the extent permitted by law, indemnify members of the Combined Company Board or the executive management for any damages suffered through administrative or judicial proceedings, or settlements, in connection with their services for the Combined Company, or provide advances on such amounts, or purchase insurance. Such indemnification, advances, and insurance shall not be considered compensation. In addition, the Combined Company’s organizational regulations will provide that the Combined Company will, to the extent permitted by law, indemnify current or former members of the Combined Company Board and the executive management for any damage suffered by them as a result of any threatened, pending or completed actions, claims or proceedings, or settlements thereof, in connection with their services as members of the Executive Bodies for the Combined Company or any of the Combined Company's subsidiaries, and to provide advances on such amounts (including advances on expenses reasonably incurred).
It is intended that the Combined Company will enter into customary indemnification agreements, either separately or through the applicable employment or other engagement agreements, with each of its directors and members of the executive management.
Swiss law permits a company and each board member or officer individually to purchase and maintain insurance for directors and officers. It is expected that the Combined Company will maintain customary directors’ and officers’ insurance for its directors and officers.

Item 21. Exhibits and Financial Statement Schedules
The exhibits listed below in the “Exhibit Index” are part of the registration statement and are numbered in accordance with Item 601 of Regulation S-K.
The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of that agreement and solely for the benefit of the parties to that agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, as well as by information contained in certain filings and documents incorporated by reference in the registration statement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, in the case of the Merger Agreement, such representations and warranties (1) will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by a party against any other party after termination of the Merger Agreement, except for liabilities of a party owed to any other party resulting from such party’s fraud or willful breach of the Merger Agreement (which the parties acknowledge and agree may not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by such other party’s shareholders (including, in the case of Shyft, the premium reflected in the Merger Consideration)), and (2) were made only as of the dates specified in the Merger Agreement. Accordingly, the Merger Agreement is not included to provide investors with any factual information regarding the parties or their respective businesses.
Aebi Schmidt and Shyft acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about Aebi Schmidt and Shyft may be found elsewhere in the registration statement and, solely with respect to Shyft, Shyft’s other public filings, which are available without charge through the SEC’s website at www.sec.gov. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”
Exhibit Index

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of December 16, 2024, by and among The Shyft Group, Inc., Aebi Schmidt Holding AG, ASH US Group, LLC and Badger Merger Sub, Inc. (attached as Annex A to the proxy statement/prospectus forming a part of this registration statement on Form S-4)*

3.1
Form of Amended Articles of Association of Aebi Schmidt Holding AG, to be in effect immediately prior to the Effective Time (attached as Annex F to the proxy statement/prospectus forming a part of this registration statement on Form S-4)

3.2
Form of Organizational Regulations of Aebi Schmidt Holding AG, to be in effect immediately prior to the Effective Time (attached as Annex G to the proxy statement/prospectus forming a part of this registration statement on Form S-4)

5.1	Form of Opinion of Bär & Karrer AG as to the validity of the securities being registered**
8.1	Form of Opinion of Davis Polk & Wardwell LLP regarding certain federal income tax matters**
10.1
Support Agreement, dated as of December 16, 2024, by and among The Shyft Group, Inc. and certain shareholders of Aebi Schmidt Holding AG (attached as Annex E to the proxy statement/prospectus forming a part of this registration statement on Form S-4)*

10.2
Form of Relationship Agreement, to be in effect as of Closing, by and among Aebi Schmidt Holding AG, PCS Holding AG and Peter Spuhler (attached as Annex C-1 to the proxy statement/prospectus forming a part of this registration statement on Form S-4)*

10.3
Form of Relationship Agreement, to be in effect as of Closing, by and among Aebi Schmidt Holding AG and Gebuka AG (attached as Annex C-3 to the proxy statement/prospectus forming a part of this registration statement on Form S-4)*

10.4
Form of Relationship Agreement, to be in effect as of Closing, by and among Aebi Schmidt Holding AG and Barend Fruithof (attached as Annex C-2 to the proxy statement/prospectus forming a part of this registration statement on Form S-4)*

Exhibit No.	Description
10.5
Credit Facilities Agreement dated March 10, 2025, by and among Aebi Schmidt Holding AG as original borrower and original guarantor, certain subsidiaries of Aebi Schmidt Holding AG as original obligors, UBS Switzerland AG as mandated lead arranger, agent, security agent and original lender, Zürcher Kantonalbank as lead arranger and original lender, and the other lenders party thereto*

10.6	Form of Second Amended and Restated Shareholder Loan Agreement, to be in effect as of Closing
10.7	Form of Subordination Agreement, to be in effect as of Closing, by and between Aebi Schmidt Holding AG and UBS Switzerland AG, on one hand, and each of PCS Holding AG and Gebuka AG, on the other hand.
10.9
Form of Registration Rights Agreement, to be in effect as of Closing, by and between Aebi Schmidt Holding AG, PCS Holding AG and Gebuka AG (attached as Annex D to the proxy statement/prospectus forming a part of this registration statement on Form S-4)*

10.10	Swiss Life supplemental defined benefit pension plan documents +
10.11
Managing Director Agreement between Aebi Schmidt and Mr. Fruithof, dated as of April 16, 2020 and effective as of January 1, 2020 (English translation from the original German, personal information redacted) +

10.12	Employment Agreement between M-B Companies, Inc. and Mr. Schewerda, dated October 1, 2020 (personal information redacted) +
10.13
Employment Agreement between Aebi Schmidt and Mr. Schenkirsch, dated January 16, 2023 and effective as of January 1, 2023 (English translation from the original German, personal information redacted) +

10.14	Salary Adjustment Letter from Aebi Schmidt to Mr. Fruithof, dated February 25, 2025 (English translation from the original German) +
10.15	Salary Adjustment Letter from Aebi Schmidt to Mr. Schewerda, dated November 18, 2024 (personal information redacted) +
10.16	Salary Adjustment Letter from Aebi Schmidt to Mr. Schewerda, dated March 28, 2025 +
10.17	Salary Adjustment Letter from Aebi Schmidt to Mr. Schenkirsch, dated March 28, 2025 (English translation from the original German) +
10.18	Aebi Schmidt Regulation on Short-Term Variable Remuneration (Bonus) - Performance Multiple, dated January 24, 2022 and effective January 1, 2022 +
10.19	Aebi Schmidt Regulation on Short-Term Variable Remuneration (Bonus) - Performance Cumulative, dated December 7, 2020 and effective January 1, 2021 +
21.1	Subsidiaries of Aebi Schmidt Holding AG
23.1	Consent of PricewaterhouseCoopers AG
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Bär & Karrer AG (included in Exhibit 5.1 hereto)**
23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1 hereto)**
23.5	Consent of Deutsche Bank Securities Inc.
24.1	Powers of Attorney (included on signature page)
99.1	Form of Shyft Proxy Card**
99.2	Consent of James Sharman
99.3	Consent of Michael Dinkins
99.4	Consent of Angela Freeman
99.5	Consent of Paul Mascarenas
99.6	Consent of Terri Pizzuto
107.1	Filing Fee Table

*
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Aebi Schmidt agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**	To be filed by amendment.
+	Management contract or compensatory plan or agreement.
Item 22. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Aebi Schmidt Holding AG has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on April 4, 2025.

AEBI SCHMIDT HOLDING AG

By:	/s/ Barend Fruithof
	Name:	Barend Fruithof
	Title:	Group CEO

By:	/s/ Thomas Schenkirsch
	Name:	Thomas Schenkirsch
	Title:	Head Group Strategic Development

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barend Fruithof and Thomas Schenkirsch, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to file and sign any and all amendments to this registration statement, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated below on April 4, 2025.

Signature	Title(s)

/s/ Barend Fruithof	Chief Executive Officer (Principal Executive Officer)
Barend Fruithof

/s/ Tim Tecklenburg	Chief Financial Officer (Principal Financial Officer)
Tim Tecklenburg

/s/ Joel Meury	Chief Accounting Officer (Principal Accounting Officer)
Joel Meury

/s/ Steffen Schewerda	Authorized Representative in the United States
Steffen Schewerda

/s/ Peter Spuhler	Non-Executive Chair of the Board
Peter Spuhler

/s/ Andreas Rickenbacher	Non-Executive Vice President of the Board
Andreas Rickenbacher

/s/ Daniela Spuhler	Director
Daniela Spuhler

Signature	Title(s)
/s/ Martin Ritter	Director
Martin Ritter

/s/ Patrick Schaub	Director
Patrick Schaub